Form 20-F
period 2004-06-30
INNEXUS BIOTECHNOLOGY INC
filed 2004-12-23
CIK 1278730

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

 (Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

█

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

June 30, 2004

OR

ANNUAL TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________ to _________________________

Commission file number

000-50656

INNEXUS BIOTECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1400 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3G2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of June 30, 2004: 19,141,157 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X

No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X

Item 18 _____

INNEXUS BIOTECHNOLOGY INC.

FORM 20-F

TABLE OF CONTENTS

 Page

Item 1. Identity of Directors, Senior Management and Advisers

Item 2. Offer Statistics and Expected Timetable

Item 3. Key Information

Item 4. Information on the Company

Item 5. Operating and Financial Review and Prospects

Item 6. Directors, Senior Management and Employees

Item 7. Major Shareholders and related party transactions

Item 8. Financial Information

Item 9. The Offer and Listing.

Item 10. Additional Information.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Item 12. Description of Securities Other Than Equity Securities.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Item 15. Controls and Procedures

Item 16.

Item 16a. Audit Committee Financial Expert

Item 16b. Code of Ethics

Item 16c. Principal Accountant Fees and Services

Item 16d. Exemptions from the Listings Standard for Audit Committees

Item 17. Financial Statements.

Item 18. Financial Statements.

Item 19. Exhibits.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements.  Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of the Company’s technologies; the timing and results of clinical studies, if any, related to the Company’s technologies; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this Annual Report are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company, including without limitation:

•

our history of operating losses and uncertainty of future profitability;

•

our lack of working capital and uncertainty regarding our ability to continue as a going concern;

•

uncertainty of access to additional capital;

•

reliance on third party collaborations and license arrangements;

•

risks inherent in pharmaceutical development business;

•

competition in the pharmaceutical industry;

•

uncertainties relating to regulatory approval;

•

reliance on proprietary technology;

•

product liability claims and insurance;

•

dependence on third party strategic partners,

•

reliance on key personnel; and

•

other factors discussed in the section entitled “Risk Factors.”

If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.  Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur.  Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used in this Annual Report, shall have the meanings set out next to such term below:

TECHNICAL GLOSSARY:
“Ab1”	Refers to the first in a series of antibodies involved in regulation of immune response; an antibody binding to target antigen;
“Ab2”	Refers to the second in a series of antibodies involved the antigen combining site of Ab1;
“Ab3”	Refers to the third in a series of antibodies involved in regulation of immune response; an antibody elicited by immunization with Ab2 and with the same specificity as Ab1;
“ADC”	Antibody-drug conjugates;
“ADEPT”

Antibody-directed enzyme pro-drug therapy -  Administration of an antibody conjugated to an enzyme, followed by administration of an inactive or prodrug form of a chemotherapeutic drug.  The antibody-enzyme, localized to a tumor site acts on the prodrug, converting it to an active form and kills the tumor cells in the vicinity;

“Antibodies”	Natural protein molecules that are able to target and bind to other molecules, cells, viruses and bacteria and in certain cases kill or eliminate the targeted entity;
“Antigen”	A molecule, cell, virus bacteria or other target of an immunogenic response which is recognized and bound by an antibody;
“Anti-idiotypic”	An antibody that targets the antigen combining sites of other antibodies;
“Apoptosis”	Programmed cell death typically characterized by breakdown of chromosomes into DNA strands;
“Autoimmune disease”	Any illness in which a person’s immune system attacks their own body;
“autophillicity”	An affinity or binding capability of a protein, and in particular, an antibody for itself;
“B-cell”	One type of cell of the immune system, responsible for the production of antibodies;
“BIO”	Biotechnology Industry Organization;
“Biologic”

Any naturally occurring or synthetically derived analogue of a naturally occurring virus, therapeutic, serum, toxin, antitoxin, or analogous product applied to the prevention, treatment or cure of diseases or injuries in humans.  Often used in the biotechnology industry to refer to peptides and proteins produced from cell lines;

“bispecific antibodies”	a fusion of two antibodies which is able to bind two or more targets simultaneously;
“BLA”	Biologics License Application – a license application which, when approved by the FDA, allows for the manufacture and sale of a biologic drug;
“CDR2”	The second hypervariable region of an antibody that contains the amino acid residues that contact or bind to the target antigen;
“cell membranes”	The most external or “plasma” membrane of the cell;
“Chemotherapy”	Treatment using chemical drugs;
“CIP”	Continuation-in-part patent filing disclosing additional claims or other material pertinent to an existing patent or patent application;
“Clinical Trial”	A organized, testing of a new experimental drug in patients for a defined clinical end-point;
“Complementarity determining region (CDR)”	One of three regions of an antibody involved in binding to target antigen;
“conjugation”	Binding of one or more distinct proteins, toxins, drugs or isotopes to another protein, typically an antibody by non-covalent or covalent means;
“crosslinking”	The bridging between 2 adjacent antigens on the surface of cells by an antibody or other protein;
“cytoskeletal”	The internal structure of a cell responsible for its structure and form;
“cytotoxic”	A toxic effect, killing or inhibition of growth of new cells;
“DNA”	Deoxyribonucleic acid – the basic building blocks of chromosomes which contain genetic information of the cell;
“Drug Candidate”	One of several agents identified during the research and development process that have the potential to be selected as a lead compound for human clinical studies;
“effector functions”	The properties of an antibody, mediated through its Fc region, to initiate immune reactions to targeted cells or pathogens;
“ELA”	Establishment license – a license to use particular facilities for the manufacturing of a drug;
“FDA”	Food and Drug Administration – the U.S. government agency which regulates the manufacture, use and sale of human drugs and diagnostic products in the United States;
“genetically-engineered”	Isolation of the genes for antibodies or other proteins, their alteration and expression in microorganisms;
“GMP”	Good manufacturing practices, as determined pursuant to the applicable policies and practices established by the FDA with respect to their oversight of applicable manufacturing operations;
“high affinity”	Refers to an antibody with high binding strength;
“humanization”

The genetic engineering of a antibody, derived from an animal, into a form that does not elicit an immune response in people, typically by substitution of most of the antibody (not the combining site) with human sequences;

“Idiotope”	The amino acids within an antibody that interact with the target antigen and which itself is recognized by another antibody – an anti-idiotype;
“immunogenicity”	The ability to elicit or initiate an immune response;
“immunotherapeutics”	Any type of therapeutic approach using a component of the immune system or compounds to stimulate the immune system;
“IND”	Investigational New Drug Application;
“intracellular proteins”	Proteins within the cell not on the surface of the cell;
“mAb”	A monoclonal antibody;
“Metabolism”	The sum of all the physical and chemical processes by which cells maintain themselves and make energy available for their use;
“microfibrillar”	One of the components of the cell’s cytoskeleton;
“monoclonal antibody”	An antibody, isolated from a single B-cell and expanded in the laboratory and having a defined specificity for a target antigen;
“MTS”	Membrane translocating sequence;
“NCE”	New chemical entity;
“NDA”	New drug application;
“nucleotide”	The smallest building block of DNA;
“nucleotide-binding site”	A site within the antigen combining region of antibodies that binds nucleotides such as adenosine;
“pan-carcinoma (CEA)”	A cancer-associated antigen (carcino-embryonic antigen) important in the therapy and diagnosis of the disease;
“pathogens”	Bacteria, viruses or protozoan worms that upon entry into the body cause disease;
“PCT”

Patent Co-Operation Treaty: the international treaty among the United States, Canada and a number of other countries respecting the reciprocal recognition and enforcement of patents granted by member countries who are signatory to the treaty;

“Peptides”	Small pieces of protein, isolated from natural sources or synthesized chemically;
“Phase 1 clinical study”	Earliest stage of human clinical trials, usually used to test a drug for maximum tolerated dose, toxicity and other safety related purposes;
“Phase 2 clinical study”	Patient trial usually used to assess the early effectiveness or to define a patient population that could benefit from the drug;
“Phase 3 clinical study”	Controlled patient trial used to assess safety and effectiveness of a drug at several independent sites in a large number of patients against a placebo or standard therapy control;
“phosphorocholine (PC)”	A chemical found only on certain bacteria and lipids (fats) in the body;
“pre-clinical trial”

The period in development of a new drug candidate, when it emerges from Research and Development and formally enters into the evaluation process in preparation for clinical trial and future product development;

“radio-immunotherapy”	The use of radioisotopes, conjugated to antibodies, to target and treat cancer and other diseases;
“radioisotope”	An unstable form of an element that emits alpha, beta or gamma rays before decaying to a stable state;
“Receptor”	A structure exposed on the cell surface used for signaling or transport of molecules into the cell;
“S. pneumoniae”	A type of bacteria responsible for a serious, pneumonia-like disease;
“single-chain immunotoxins (SCIT)”	A genetically encoded ScFv fused to a protein toxin or a subunit of a protein toxin;
“small molecule inhibitor”	Any chemical, synthesized or natural, with the ability to bind to a protein within or on cells and inhibit its function;
“SuperAntibody”	A monoclonal antibody, modified by SuperAntibody Technology, and expressing superior binding and therapeutic activities compared to the parent antibody;
“SuperAntibody Technology”	SuperAntibody technology;
“T-15 antibody”	A monoclonal antibody, directed to phosphorylcholine whose idiotope (antigen-combining site) is found on other antibodies occurring in the immunes response against certain bacteria;
“tangles”	A microscopic accumulation of cytoskeletal components in a typical form – one of the hallmarks of Alzheimer’s disease;
“TAP”	Tumor-activated prodrug technology;
Therapeutic” (noun)	A medicine for treating disease;
“Therapeutic” (adjective)	Capable of treating disease;
“Toxicity”	The quality of being poisonous or harmful;
“transfection”	The introduction of DNA into cells for the purpose of regulating or modifying cellular functions;
“tumors”	Abnormal proliferation of cells usually with the ability for proliferation at distant sites from its origin (metastatic ability).

All references in this Annual Report on Form 20-F to the terms “we”, “our”, “us” and “the Company” refer to InNexus Biotechnology Inc. and its subsidiaries.  Except when otherwise indicated, all dollar amounts presented in this Annual Report are expressed in Canadian dollars and all financial information that has been derived from our consolidated financial statements is measured in accordance with Canadian generally accepted accounting principles.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We were incorporated as Cusil Venture Corporation on September 5, 1997 under the predecessor to the Business Corporations Act of British Columbia.  Effective June 27, 2003, we completed the acquisition of 100% of the outstanding shares of InNexus Inc. in a share exchange under which we issued the former shareholders of InNexus  Inc. a controlling interest in our company.  The acquisition of InNexus Inc. has been accounted for in the financial statements as a reverse takeover.  Consequently, the consolidated statements of operations and deficit and cash flows reflect the results from operations and cash flows of InNexus Inc., the legal subsidiary, for the years ended June 30, 2004 and 2003, the six months ended June 30, 2002 and the year ended December 31, 2001, combined with those of Cusil Venture Corporation, the legal parent, from acquisition on June 27, 2003, in accordance with generally accepted accounting principles in Canada.

We changed our name to InNexus Biotechnology Inc. on July 3, 2003, after completion of the acquisition.  Our principal business is the development and marketing of SuperAntibody Technology to the pharmaceutical and biotechnology industry for the purpose of developing more effective antibody products.  See Item 4 “Information on the Company - History and Development of our Company”.

A.

Selected Financial Data.

This data is derived from our consolidated financial statements, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  There are several material differences between Canadian GAAP and generally accepted accounting principles in the United States (“U.S. GAAP”) as is applicable to the financial information disclosed or summarized herein.

The following selected financial data has been extracted from the more detailed financial statements included herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”), including our audited consolidated financial statements for the years ended June 30, 2004 and 2003, the six months ended June 30, 2002 and the year ended December 31, 2001, and the period from incorporation on July 20, 1997 to June 30, 2004.  Reference is made to Note 15 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP.  The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations and liquidity and capital resources under “Item 5.  Operating and Financial Review and Prospects”.

	Year ended June 30, 2004	Year ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2001	Period from incorporation on July 20, 1997 to June 30, 2004
Income Statement Data:
Net Loss From Operations	$925,913	$466,862	$256,878	$313,560	$2,278,837
Net Loss for the period (1)	$925,913	$466,862	$256,878	$313,560	$2,278,837
Net Loss per share (1)
Canadian GAAP	$0.06	$0.06	$0.03	$0.04
US GAAP	$0.06	$0.06	$0.03	$0.04

(1)  See Note 15 to attached Financial Statements to June 30, 2004 for US GAAP amounts.

	As at
	June 30, 2004	June 30, 2003	June 30, 2002	December 31, 2001	December 31, 2000
Balance Sheet Data
Current Assets	$489,688	$328,218	$5,211	$8,986	$3
Current Liabilities	$138,170	$191,114	$722,267	$454,883	$308,824
Working Capital (Deficiency)	$351,518	$137,104	$(717,056)	$(445,897)	$(308,821)
Total Assets (1)
Canadian GAAP	$1,002,766	$596,898	$19,493	$8,987	$4
US GAAP	$2,656,771	$596,898	$19,493	$8,987	$4
Long Term Obligations (2)	$53,820	$107,720	-	-	-
Shareholders Equity (1)
Canadian GAAP	$810,776	$298,064	$(702,774)	$(445,896)	$(308,820)
US GAAP	$2,464,781	$298,064	$(702,774)	$(445,896)	$(308,820)
Number of Shares (3)	19,141,157	13,493,353	7,580,000	7,580,000	7,580,000

(1)

See Note 15 to attached Financial Statements to June 30, 2004 for US GAAP amounts.

(2)

Current portion of Notes Payable is $53,900 at June 30, 2004 - See Note 7 to attached Financial Statements to June 30, 2004.

(3)

As adjusted to give effect to the Share Exchange, in which the number of shares of InNexus Inc. has been adjusted to the number of shares of Cusil Venture Corporation issued to certain shareholders of InNexus Inc. in exchange for their shares of InNexus Inc. and to be issued upon conversion of 3,750,000 Exchangeable Preferred Shares issued to certain other shareholders of InNexus Inc. in exchange for their shares of InNexus Inc.  See “Item 4A. Information on the Company – History and Development of our Company”.

Unless indicated otherwise, all references to dollars in this Annual Report are to Canadian dollars.

CURRENCY AND EXCHANGE RATES

The table below sets out the average exchange rates for one Canadian dollar expressed in terms of United States dollar (“US$”) the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods) for the following periods.

U.S. Dollars Per Canadian Dollar

	Year ended June 30, 2004	Year ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2001	Year ended December 31, 2000
Average for the period	US$0.7454	US$0.6636	US$0.6381	US$0.6442	US$0.6711

The table below sets out the high and low exchange rates for one Canadian dollar expressed in terms of one United States dollar (“US$”) for each of the following months.

	For the month of
	June 2004	July 2004	August 2004	September 2004	October 2004	November 2004
High for the period	0.7467	0.7660	0.7717	0.7886	0.8240	0.8532
Low for the period	0.7234	0.7405	0.7489	0.7546	0.7836	0.8137

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on December 22, 2004 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.8064 (US$1.00 = Cdn$1.2401).  Unless otherwise indicated, all references herein are to Canadian Dollars in this Annual Report.

A.

Capitalization and indebtedness.

 Not Applicable.

B.

Reasons for the offer and use of proceeds.

Not Applicable.

C.

Risk factors.

In addition to other information in this Annual Report, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.  As a result of the risk factors set forth below, actual results could differ materially from those projected in any forward – looking statements.  See “Special Note Regarding Forward Looking Statements”.

Risk relating to the Company

We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future.  If we are unable to secure collaborative arrangements with other biotechnology companies allowing them to develop monoclonal antibody based products utilizing our Super Antibody Technology platform, we will not be able to achieve profitable operations.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein.  We incurred losses from operations of $925,913, $466,862, $256,878 and $313,560 for the fiscal years ended June 30, 2004 and 2003, six month period ended June 30, 2002 and the fiscal year ended December 31, 2001, respectively.  As of June 30, 2004, we had a cumulative deficit of $2,278,837 with shareholder’s equity of $810,776.

Our efforts to date are focused on securing collaborative arrangements with other biotechnology companies allowing them to develop monoclonal antibody based products utilizing our Super Antibody Technology platform.  We anticipate that these collaborative arrangements will typically provide for payment to us of, in the long term, royalties from the sale of products utilizing our Super Antibody Technology platform which are successfully commercialized (“Royalties”) and advance payments to us prior to commercialization based on the achievement of certain development milestones (“Progress Payments”), while requiring our collaborative partners to incur substantially all of the cost for the research, development, testing and approval of the products.  We expect to incur substantial operating expenses in connection with our efforts to secure such collaborative arrangements, as well as additional costs related to our anticipated obligations under various prospective collaborative arrangements.  We expect these expenses to result in continuing and significant operating losses during our fiscal year ending June 30, 2005 and for the foreseeable future.  We have limited revenue from operations and do not expect to earn any significant revenues from operations unless we can successfully negotiate collaborative arrangements which provide for Progress Payments sufficient to cover our anticipated expenses or unless we and a collaborative partner successfully commercialize one or more products utilizing our Super Antibody Technology platform.  Either event is expected to take several years.  We currently do not have any potential products.  Our only revenue to date is the estimated fair value of the 1.6 million restricted shares of Protokinetix, Inc. that we received in payment of a licensing fee, for which we recognized $266,667 as revenue, being the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement.  There is no assurance that we will be able to secure collaborative arrangements which provide for the payment of Royalties and Progress Payments on favourable terms or in amounts sufficient to cover our anticipated operating expenses or which provide for payment of such amounts on favourable terms and conditions.  Even if we do secure such collaborative arrangements, there is no assurance that we will be able to meet the milestone conditions for such Progress Payments, or that a product utilizing our Super Antibody Technology platform will ever be successfully commercialized.  Even if one or more products utilizing our Super Antibody Technology platform are profitably commercialized, the initial losses incurred by us may never be recovered.

Our ability to continue as a going concern is uncertain.  There is substantial uncertainty related to our ability to continue as a going concern, which is dependent on our ability to obtain additional sources of financing to sustain our operations, successfully bring our technologies to market and achieve future profitable operations.

Our financial statements have been prepared on the going concern basis, which presumes we will be able to realize our assets and discharge our liabilities in the normal course of operations for the foreseeable future.  As of June 30, 2004, we had working capital of $351,518, which is insufficient to meet our planned business objectives.  There is substantial uncertainty related to our ability to continue as a going concern, which is dependent on our ability to obtain additional sources of financing to sustain our operations, successfully bring our technologies to market and achieve future profitable operations.  Our ability to accomplish these things is uncertain and cannot be predicted at this time.  We may not be able to obtain adequate financing or financing on acceptable terms to meet our capital requirements and obligations, which may require us to delay, curtail or cancel further development of our SuperAntibody technologies.  The auditors’ report on our June 30, 2004 consolidated financial statements includes additional comments due to the existence of conditions and events that cast substantial doubt on our ability to continue as a going concern.  Our financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations.  Given our history of losses and our business strategy, there is substantial doubt that we will be able to continue as going concern.

We need to raise additional capital to fund our operations.  The failure to do so may compel us to liquidate.  Alternatively, capital may not be available to us on favorable terms and may lead to significant dilution to our shareholders’ equity.

We will require substantial additional capital resources to further develop our SuperAntibody Technologies, identify potential collaborators for our SuperAntibody Technologies, enter into strategic collaborations, obtain regulatory approvals for products utilizing our Super Antibody Technology platform and ultimately to commercialize these products.  Developing and commercializing products utilizing our SuperAntibody Technology platform and entering into collaborative relationships is an expensive and time consuming process.  As of June 30, 2004, we had working capital of $351,518 and we received an additional $940,500 from the closing of a private placement in November of 2004.  We anticipate we have sufficient working capital to fund our operations until June, 2005.  We do not have any potential products utilizing our SuperAntibody Technology platform during this period.  Accordingly, we will require additional capital over the next several years.  See Item 5B.  “Operating and Financial Review and Prospects – Liquidity and Capital Resources”

We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions.  Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, we may be unable to raise such financing on terms favorable to us or our shareholders, if at all.  Such financings, to the extent they are available may result in substantial dilution.

If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more or our discovery, research or development projects; discontinue our operations or liquidate our business.

We need to enter into and subsequently successfully manage corporate partnership with third parties in connection with research, development and commercialization of products utilizing our SuperAntibody Technology platform.  There is no assurance that any of our efforts would be successful.  Alternatively, we may not be able to enter into such partnerships on favorable terms.

Our SuperAntibody Technologies are antibody platforms that are used with existing monoclonal antibody products to improve their therapeutic potency.  Our plan is to license our SuperAntiboldy Technologies to third parties for use with their products.  The success of our business strategy is therefore largely dependent on our ability to enter into corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of products and technologies that use our SuperAntibody Technologies, and to effectively manage the relationships that may come to exist as a result of this strategy.  We currently have one active corporate collaboration with Corixa Corporation and are currently seeking corporate collaborators for our current projects with others.  We may be unable to establish any such corporate collaborations on favorable terms, or at all, which will require us to fund our own development of, clinical testing of, seeking regulatory approval for and commercialization of products that use our SuperAntibody Technologies.  We do not have sufficient capital to do so.  Even if we are successful in establishing such corporate collaborations, these collaborations may not result in the successful development of products using our technology or the generation of significant revenues.

Since our primary strategy is to enter into research and development collaborations at an early stage of product development, our success is highly reliant on the performance of our future corporate collaborators, if any, and the success of products that use our technology.  The amount and timing of resources to be devoted to activities by corporate collaborators are not likely to be within our direct control and, as a result, we will be unable to ensure that our future or existing corporate collaborators will commit sufficient resources to research and development projects or the commercialization of products using our technology.  Our corporate collaborators, if any, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us.  Disputes may arise with respect to ownership of technology developed under any such corporate collaboration.

Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources.  We also expect to dedicate substantial resources in identifying and developing relationships with potential collaborative partners.

We currently have corporate collaborations with Corixa Corporation and Protokinetix, Inc. and there is no assurance that we will be able to secure additional collaborative partners.

Our business strategy depends significantly on our ability to establish collaborative arrangements with third party to perform research and development activities.  We currently do not have the resources to establish our own research and development facility.  If we fail to secure additional collaborative partners, our success will depend on our two existing collaborators, Corixa Corporation and Protokinetix, Inc.  In order to maintain the collaboration, we are required to modify antibodies provided by Corixa to make them effectively “SuperAntibodies” and provide Corixa with the support required for them to decide to license our SuperAntibody Technologies.  The continuation of this collaboration is dependent upon our SuperAntibody Technologies providing a quantifiable improvement in the potential therapeutic effectiveness of antibodies provided by Corixa to their satisfaction and their desire to continue to conduct research on our SuperAntibody Technologies as their own corporate resources warrant.  With Protokinetix, we have been paid for the right for Protokinetix to use our SuperAntibody Technologies to modify antibodies of its choosing, and Protokinetix is obligated to pay for any such work done on its behalf.  Protokinetix has not yet identified any antibodies that they would like to modify using our SuperAntibody Technologies.  There can be no assurance that we will be able to negotiate additional acceptable collaborative arrangements.  Consequently, we may be unable to generate sufficient revenue or gross margins to be profitable.

We are establishing a new biotechnology development business and there are no potential, developed or approved products incorporating our SuperAntibody Technologies.  If our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earnings will be determined.

We are in the early research and development stage and are subject to all of the risks associated with the establishment of a new business enterprise.  As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established biotechnology development business.  Examples of some problems that we may encounter include:

•

possible lack of effectiveness of our SuperAntibody Technologies;

•

possible side effects that could arise in human or animal testing of our SuperAntibody Technologies modified antibodies;

•

delays may be caused by lack of funding available for our SuperAntibody Technologies;

•

lack of urgency on the part of corporate partners who have additional development initiatives under way that they may consider more important; and

•

delays in regulatory approvals.

Uncertainties may include our lack of sufficient long-term working capital necessary for us to attract and maintain the qualified personnel necessary to provide the support required for our collaborators to evaluate our technology and our dependence on attracting sufficient interest in our technology for us to achieve profitable operations.  Complications may be experienced in our attempts to modify antibodies using our SuperAntibody Technologies, their subsequent humanization for possible use as human therapeutics, and complications that could arise during clinical trials.  Our business strategy will continue to focus on our ability to establish collaborative arrangements with third party to perform research and development activities.  There are no products that currently use our technologies and development of these products will likely take several years.

We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives.  The loss of some or all of our key personnel would make it extremely difficult to manage our business operations, and in such a situation, we may not be able to develop new products.

As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives.  Specifically, we depend on the continued services of Dr. Alton C. Morgan, our Chief Executive Officer and Chief Scientific Officer, and the members of our scientific advisory committee.  Consequently, our ability to retain these individuals, and attract other qualified individuals is critical to our success.  The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives.  In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotechnology companies for qualified employees is intense, and as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all.  In addition, because we do not maintain “key person” life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have material adverse effect on our business, financial condition and results of operation.

Although we have employment contracts with Dr. Alton C. Morgan, our Chief Executive Officer and Chief Scientific Officer, and Gail Thurston, our Vice President – Corporate Development, which include an incentive provision for the granting of stock options which vest over time designed to encourage the individuals to stay with the company, a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our employees.  In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

We currently rely solely on our SuperAntibody Technologies as our primary offering.  We currently have no potential products that use our technology.  We do not have another product or technology to offer.  Our failure to successfully develop applications for our technology or collaborations with others to license our technologies will negatively impact our ability to generate revenue, cash flows and earnings.

Our SuperAntibody Technologies is our primary offering and is currently the only technology that we own.  Our SuperAntibody Technologies is still in the development stage and our research development is primarily aimed at providing scientific validation for the multiple uses of our SuperAntibody Technology platform.  Our future success depends on our ability to enter into corporate collaborations with third parties to license and develop products that use our SuperAntibody Technologies platform.  Unlike other companies with a diversified portfolio of technologies, we currently rely on one technology platform.  There are currently no potential products utilizing our SuperAntibody Technology and, although our technology has been shown to increase therapeutic activity with all of the eight antibodies tested to date, there is a risk that our technology may not work with other antibodies and that we will not be able to establish efficacy for prospective products incorporating our technology in clinical trials.  Our failure to successfully develop applications for our technology or collaborations with others to license our technologies will negatively impact our ability to generate revenue, cash flows and earnings.

We depend on our collaborators to perform research and development activities.  We do not have the resources to maintain the necessary research and development staff for product development that is solely our own.  There can be no assurance that we will be able to successfully develop future products, which would allow us to grow our revenues and become profitable.

We do not have the resources to maintain the necessary research and development staff for product development that is solely our own.  We primarily develop the SuperAntibody Technology with collaborative partners and to concurrently develop additional products and technologies through additional research and development.  We do not have our own research and development staff and facilities, we intend instead to rely on third party contractors such as ImmPheron Inc., or to use research and development staff and facilities operated and funded by our existing and prospective collaborative partners.  Since we are dependant upon third parties to conduct our research, we may not be able to adequately direct the type, amount, timing and quality of research and development activities which may limit our ability to successfully develop future products with our joint collaborators or our ability to obtain research results which provide the scientific validation necessary for acceptance of our SuperAntibody technology.  We expect this would seriously impair our ability to successfully negotiate new collaborative development arrangements.

Risk relating to industry

Although we are a technology platform company, we are affected by many of the same industry risks faced by companies engaged in direct research and development of pharmaceutical products

We are a technology platform company rather than a pharmaceutical development company and as such, do not, at the present time, engage in the research and development of existing or prospective pharmaceutical products.  Our ability to earn revenue will be dependant largely on our ability to earn licensing or other revenue from the marketing or collaborative use by third parties of our primary offering, our SuperAntibody Technology.  We anticipate that, at least until our technology has obtained acceptance and validation in the biotechnology industry, the majority of any prospective revenue will be dependant upon the success of any products developed by third parties using our technology under existing or prospective collaborative arrangements.   There are currently no pharmaceutical products in use or development which use our SuperAntibody Technology.  The success of our SuperAntibody Technology and therefore our ability to earn licensing and other revenue from its use will be dependant largely on the future success of prospective products which may be developed based upon it, particularly before our technology has gained general industry acceptance.  Until such time, we will be largely dependant upon the success of our collaborative partners (or, if we in the future undertake direct product development, on our own efforts) in developing products or prospective products which use our technology.  Accordingly, we will be subject to the various risks relating to the biotechnology industry in general, as outlined in this section.

All potential products using our SuperAntibody Technology platform will require research and development and will require significant testing before they can be marketed commercially.  The research and development programs of our corporate collaborators, if any, may not be successful and we may not be able to develop any commercially viable products.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative.  We are currently in the research and development stage for our SuperAntibody Technology platform, and no studies have begun to determine whether products based upon our SuperAntibody Technology will prove to be safe and effective.  All products using our SuperAntibody Technology will require additional research and development, including extensive clinical testing, before any will be able to obtain the approvals of the United States Food and Drug Administration (the “FDA”), the Therapeutic Products Directorate in Canada (the “TPD”), and similar regulatory authorities in other countries to market any product commercially.  There are no products or potential products that currently use our technology.  The research and development programs of our corporate collaborators (or, if in the future, we undertake direct product development, our own prospective programs), if any, may not be successful and we or our collaborators may not be able to develop any commercially viable products.  In the event that any product or products result from a research and development program, it is unlikely they will be commercially available for a number of years.

There are inherent risks in pharmaceutical research and development.  The marketability of any product developed by us and our collaborators will be affected by numerous factors beyond our control.  Failure to obtain market acceptance for some or all of these products would have a negative impact on our revenue and ability to operate profitably.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk.  The marketability of any product using SuperAntibody Technology which is developed by (whether by us directly or our collaborators) will be affected by numerous factors beyond our control, including:

•

the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•

preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•

manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•

proprietary rights of third parties or competing products or technologies may preclude commercialization;

•

requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•

other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our SuperAntibody Technology is in the very early stages of development, which means that we have not begun testing the safety or efficacy of any products using our technology and they have never been manufactured on a commercial scale.  Production and utilization of products using our technologies may require the development of new manufacturing technologies and expertise.  We or our collaborators may be unable to successfully meet any of these technological challenges, or others that may arise in the course of development.  Failure to obtain market acceptance for some or all of the products utilizing our Super Antibody Technology platform would have a negative impact on our revenue and ability to operate profitably.

It is uncertain whether any products we develop alone or with our collaborators will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval and hence impede our ability to generate revenues.

The pre-clinical studies and clinical trials of any product incorporating SuperAntibody Technology which may be developed by us and our collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, principally by the FDA in the United States, by the TPD in Canada and by other similar agencies in other countries.  Our products incorporating SuperAntibody Technology which are developed by us or others, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

No product has yet been developed using our technology nor have we yet entered into any collaborative agreement for the development of any such prospective product.  Neither we nor any of our collaborative partners have begun the process for obtaining approval to market any product incorporating our technologies and we do not generate revenues from the sale of any such products for human use or otherwise.  Products using our technology will require significant laboratory and clinical testing, additional development and investment prior to commercialization.  Such product development efforts may not be successfully completed, we or our collaborators may not be able to obtain required regulatory approvals, and we are uncertain that any products, if developed and introduced, will be successfully marketed or achieve market acceptance.

In addition to the risk of unfavorable results of research, because the data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, the successful completion of the regulatory process is uncertain.  We or our collaborators may encounter delays, have limits imposed on us or our collaborators or on products utilizing our SuperAntibody Technology platform or we or our collaborators may fail to obtain the regulatory approval or clearance required to commercialize products utilizing our SuperAntibody Technology platform.  In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product.  Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us or our collaborators, if any, impose significant additional costs on our collaborators or on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits.  Accordingly, despite our expenditures and investment of time and effort, we or our collaborators may never receive any required regulatory approvals or clearances for any products incorporating SuperAntibody Technology which may be developed by our collaborators or by us directly.

Moreover, if regulatory approval of a product is granted, such approval may entail limitations of the indicated uses for which it may be marketed.  Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and late discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.  Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspension of regulatory approvals, product recalls, operating restrictions and criminal prosecution.  Further, additional government regulation may be established which could prevent or delay regulatory approval of products utilizing our SuperAntibody Technology platform.

Additionally, we or our corporate collaborators are or may become subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use, generation, manufacture, storage, air emission, effluent discharge, handling, and disposal of certain materials, including animal waste, used in connection with research and development work and the manufacturing operations.  We are unable to predict the effect of these rules and future government regulation on introduction of any potential products utilizing our SuperAntibody Technology platform, our financial condition or results of operations.

We face substantial competition from competitors that are developing or have the potential to develop technologies that are similar to ours.  Some of our competitors have significantly greater resources than we do.  We may not be able to compete successfully based on many factors, including product price or performance characteristics.  An inability to successfully compete could lead to us having limited prospects for establishing market share or generating revenues.

The biotechnology industry is intensely competitive and involves a high degree of risk.  Our market sector in the biotechnology industry is monoclonal antibodies, which, as a technological approach, accounts for more pending and product approvals than any other sector of the biotechnology industry.  At present, our primary potential competitors are companies which seek to improve therapeutic efficacy of prospective products by conjugating toxins, drugs or isotopes to antibodies.  We believe we may currently have a technical advantage over these competitors since our technology involves a simpler method of conjugation and does not employ toxic agents which typically require long developmental timeframes.  However, we compete with other companies that have far greater experience and financial, research and technical resources than us.  Potential competitors in the United States and worldwide are numerous and include pharmaceutical, chemical and biotechnology companies, educational institutions and research foundations, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than us.  Some of our competitors may develop and commercialize products that compete directly with those incorporating our technology, introduce products to market earlier than such products or on a more cost effective basis.  We may be unable to effectively develop our SuperAntibody Technology or any other applications on a cost effective basis or otherwise.  In addition, our SuperAntibody Technology may be subject to competition from technology or methods developed using techniques other than those developed by traditional biotechnology methods.  Our competitors compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our technology.  We currently have no products or product candidates other than our SuperAntibody Technology and there are no existing or prospective products which incorporate our technology.  Once our collaborators or we ourselves develop a marketable product incorporating SuperAntibody Technology, in addition to the foregoing, our collaborators or we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.  An inability to successfully compete by our collaborators or, if we undertake direct product development, by us, could lead to us having limited prospects for establishing market share or generating revenues from our technology.  See Item 4A.  “History and Development of our Company – Our Competition”

We rely on proprietary technology, the protection of which can be unpredictable and costly.  If we cannot protect our technology, companies with greater resources than us may be able to use our technology to make products that directly compete with ours.  Additionally, third parties claiming that we infringe on their proprietary rights may be able to prevent us from marketing our technology or our collaborators from marketing any potential products using our technology or force us to enter into license agreements to do so.  Both situations may negatively impact our ability to generate revenues, cash flows and earnings.

We are actively engaged in the development of biotechnology based upon intellectual property rights thought to be validly held by us.  We have not had any problem in the past safeguarding our confidential and/or proprietary information.  We pursue patent protection for our core technologies.  The patent positions of pharmaceutical and biotechnology firms, including ours, are generally uncertain and involve complex legal and factual questions. Our SuperAntibody Technology is the subject of patent # 6,238,667, expiring in 2018, and other pending applications.  In addition to patent protection for our intellectual property rights, we also rely upon keeping such information confidential and upon obtaining contractual non-disclosure agreements from various parties who may obtain access to our intellectual property.  We may not be able to keep such information confidential and, should competitors or other interested parties obtain such information, our biotechnology rights and competitive advantage could be severely compromised.  While we intend to file patent applications, license or acquire additional existing patents and investigate copyright and other means of more formally protecting our intellectual property rights, there is no assurance that any such patents, copyrights or other formal protection will be granted, or that if granted, such patents will provide significant proprietary protection, or that they will not be challenged or replaced by superseding technology.  There is also a risk that any patents issued covering our technology or any patents licensed to us may be successfully challenged or that the products incorporating our technology might infringe the patents of third parties.  There have not been any threats of litigation or negotiations regarding patent issues, court challenges, legal actions, etc. against us.  We currently do not have any products or product candidates.  If any of our technology or any prospective products based on our technology infringe the patents of others, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us and our collaborators from developing, manufacturing, or selling any of these planned products.  Further, there is no assurance that technology developed by us can be used in any of a number of potential applications without the use of other proprietary technology not owned or controlled by us, which may not be available to us on terms acceptable to us or at all.  The process of technology development is, by its very nature, uncertain, and there can be no assurance that we will be able to successfully develop the proposed applications for our technology or that such developed applications will be competitive with other technology or will receive the necessary market acceptance required for commercial sale or license of same.

We could be exposed to significant liability claims if we are unable to obtain insurance at acceptable costs and adequate levels or otherwise protect ourselves against product liability claims.

The testing, marketing, sale and use of prospective products using our technology may entail risk of product liability.  While we anticipate that, prior to direct product development, which we do not anticipate engaging in within the foreseeable future, the majority of such liability would be on our collaborative partners, but there may be instances where we face such liability directly, particularly where liability can be linked to the product features created by the use of our technology.  Such risk exists in human clinical trials and even with respect to those products that receive regulatory approval for commercial sale.  We can make no assurance that we can avoid significant product liability exposure.  We can make no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of these products.  An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of these products.

Our business may be materially adversely affected by the continuing efforts of governmental and third party payers to contain or reduce the costs of health care through various means.  Such healthcare reform may include pricing restrictions on pharmaceutical products, including ours, that may restrict our ability to sell our jointly developed products at a profit.

In recent years, federal, state, provincial and local officials and legislators have proposed or are reportedly considering proposing a variety of price-based reforms to the healthcare systems in the United States and Canada.  Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control.  Further, in certain foreign markets the pricing or profitability of healthcare products is subject to government control and other measures have been prepared by legislators and government officials.  While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products.  Significant changes in the healthcare system in the United States and Canada and abroad might have a substantial impact on the manner in which we conduct our business.  Such changes also could have a material adverse effect on our ability to raise capital.  Moreover, the ability of our collaborators or us to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.

In addition, in the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans.  Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products.  If we or our collaborators succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow our collaborators or us to sell these products on a competitive basis.  Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for potential products incorporating our technology.  If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.

Our business is dependent on the successful development and market acceptance of products utilizing our SuperAntibody Technology platform.  Failure to obtain market acceptance for some or all of these products would have a negative impact on our revenue and ability to operate profitably.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as highly speculative.  The realization of our long term potential will be dependent upon the successful development and commercialization of products utilizing our SuperAntibody Technology platform currently under development.  We currently do not have any products or product candidates which incorporate our technology.  We can make no assurance that these products will be developed successfully or receive regulatory approval.

We can make no assurance that any products based on our technology, if approved for marketing, will ever achieve market acceptance.  The degree of market acceptance of any of these products will depend on the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods, and reimbursement policies of government and third party payors.  We can make no assurance that physicians, patients and the medical community in general will accept and utilize any of these products, and the lack of such market acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our technologies may become obsolete and we may not be able to meet the industry’s evolving requirements.  Failure to keep up with the technological advances and obtain market acceptance for some or all of the products using our technology would have a negative impact on our revenue and ability to operate profitably.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products.  The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render any products using our technology obsolete, less competitive or less marketable.  The process of developing our SuperAntibody Technology is extremely complex and requires significant continuing development efforts and third party commitments.  Our success will depend, in part, on our ability to continue to enhance our existing technology, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.  We may not be successful in commercializing our technologies or exploiting its niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.

Risk relating to investing in our shares

Volatility of our common shares price could cause you to lose all or part of your investment.

The market price for our common shares as reported by the TSX Venture Exchange have fluctuated from $0.18 to $0.68 during the twelve month period ended June 30, 2004, from $0.25 to $0.49 during the twelve month period ended June 30, 2003, from $0.18 to $0.38 during the six month period ended December 31, 2003, and from $0.26 to $0.68 from January 1, 2004 to the date of this Annual Report.  Prior to June 27, 2003, the date we acquired InNexus Inc., we were engaged in the mineral exploration business and the historical price of our common shares may not be indicative of future stock prices.  Market prices for securities of biotechnology companies generally are highly volatile.  Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights by us or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concern over the safety of biotechnological products, future sales of our common shares or our shareholders and other factors could have a significant effect on the market price of our common shares.

We have reserved 11,522,056 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of November 30, 2004, we have reserved 6,417,188 Common Shares for issuance on the conversion of the Exchangeable Preferred Shares.  We have also reserved 2,182,724 Common Shares for issuance on the exercise of incentive stock options.  In addition we reserved 2,922,144 common shares for issuance upon the exercise of outstanding warrants.  If such Exchangeable Preferred Shares, options and warrants are fully converted or exercised, such common shares would constitute 34.55% of our share capital.  The conversion of the Exchangeable Preferred Shares and the exercise of such warrants and options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6B.  “Compensation – Incentive Stock Options”

Currency exchange rate fluctuations could adversely affect our operation.

Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars.  Fluctuations in foreign currency exchange rates may affect our results of operations which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of British Columbia, Canada.  All of our directors, officers and experts are residents of Canada, with the exception of Dr. Alton C. Morgan (who is resident in the United States) and substantially all of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities provisions of the securities laws of the United States or any state thereof.  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends.

We do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We believe we were a passive foreign investment company during fiscal 2004, which may have a material affect on U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during fiscal 2004, which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  See Item 10. “Taxation – United States Federal Income Tax Consequences.”

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.”  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the year ended December 31, 2003 ranged between $0.18 and $0.49 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor,” generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the United States Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

ITEM 4. INFORMATION ON THE COMPANY

A.

History and Development of our Company.

We were incorporated as Cusil Venture Corporation on September 5, 1997 under the predecessor to the Business Corporations Act of British Columbia.  On or about June 27, 2003, we completed the acquisition of InNexus Inc., a Washington corporation incorporated on July 17, 1997.  InNexus Inc. is a biotechnology company engaged in research and development of next generation of monoclonal antibodies.

From the date of our incorporation on September 5, 1997 until our acquisition of InNexus, Inc., we were a junior exploration stage company which engaged in the acquisition and exploration of natural resource properties.  During this time, we did not generate any revenues from its operations.  Subsequent to our acquisition of InNexus Inc., we allowed all our mineral claims to lapse and there are no continuing liabilities on any of these properties.

Since completing the acquisition of InNexus Inc., we have been a biotechnology company focused on the development of the next generation of monoclonal antibodies termed “SuperAntibodies”.  SuperAntibody Technology, sometimes referred to by us as “SuperAntibody Technology”, seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effect or functions and installing new properties into antibodies.  We are a development stage enterprise and our commercial operations have not yet commenced.

We changed our name to InNexus Biotechnology Inc. on July 3, 2003, to reflect our change in business strategy.

In October of 2004, we completed the acquisition of specific antibodies to treat Coronary Heart Disease and Chronic Viral Diseases from ImmPheron Inc.  The antibodies are in the late preclinical stage of development and have demonstrated efficacy in highly relevant animal models of human disease.  We believe these antibodies are ideal candidates for potency enhancement and potential commercialization using SuperAntibody Technology.  The acquisition of these antibodies will expand our activities to include the application of SuperAntibody Technology to development of our own product candidates for eventual licensing to pharmaceutical partners.  Consideration for this acquisition was comprised of the issuance to ImmPheron Inc. 500,000 of our common shares, the payment of US$50,000, a royalty of 3% on net sales of an products developed by us using the antibodies and payment of 10% of all consideration received by us from third party licensees of SuperAntibody versions of the antibodies.

Other than the transactions described above, we have not made any other acquisitions and our shares are not subject to any public takeover offers.  Neither we nor any our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our registered office is 500 – 999 West Hastings Street, Vancouver, British Columbia, Canada.  Our executive office is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada.  Our telephone number is (604) 689-1749.

For a description of our principal capital expenditures and divestitures since 1999, our expectations as to future capital expenditures and divestitures and the impact of the Share Exchange and these divestitures on our results of operations and financial condition, see Item 5 “Operating and Financial Review and Prospects”.  We currently have no material capital expenditures or divestitures in progress and there has been no indication of potential takeover offers by third parties during the last or the current financial years.

B.

Business Overview.

We are a biotechnology company engaged in the development and application of our proprietary antibody modification technology known as “Super-Antibody Technology”.  The primary application of our technology is to modify the properties and potency of existing monoclonal antibodies to increase their intended therapeutic or diagnostic effect.  We focus on offering our technology to other biotechnology or pharmaceutical companies that are active in the research and development and commercialization of pharmaceutical products based on monoclonal antibodies through licensing or collaborative development arrangements.  We aim to be the leader in the development of “SuperAntibodies” through application of our SuperAntibody Technology.  We are a development stage enterprise.  There are currently no products or potential products that use our technology.

Antibodies have long been recognized as one of nature’s most highly effective way of dealing with disease and foreign microorganisms.  One of the primary features of an antibody is its ability to selectively seek out and bind to specific target features located on cell or microorganisms (called “antigens”) without binding to or damaging other cells or microorganisms.  This feature makes antibodies an ideal pharmaceutical platform since, as long as the user has correctly identified an antibody with the right specificity, it will reliably seek out and “target” exactly what is intended.  Because of this ability, many industry participants have expended considerable effort over the past several decades in identifying and classifying antibodies.   Researchers found there are thousands of naturally occurring antibodies or ones artificially induced by immunization with antigen, which target wide variety of antigens and potentially a wide variety of potential medical uses.  Researchers also developed methods of manufacturing a large supply of engineered forms of antibodies, termed “monoclonal” antibodies (MAb).    Researchers found that some of these antibodies have useful targeting and therapeutic characteristics in their natural form but most could only target, not treat.  In other instances, such natural, unmodified forms of antibodies have had to be combined or “conjugated” with another, toxic substance, to allow them to be useful for therapy.  One approach has been the conjugation of a toxin or drug to a MAb targeted to specific diseased cells.  The use of toxic agents, conjugated to antibodies has met with limited success and has been plagued by issues of toxicity, immunogenicity and long product approval times. In contrast, the use of “naked” or natural antibody forms has been responsible for the rapid success in the marketplace for antibody-based products.  Even with their more rapid approval times, they also faced limitations such as the tendency to elicit an immune response in the subject after initial use that would limit its further effectiveness.  Further research led to the development of a second generation of MAbs using “humanization” to make a MAb compatible for human subjects and other technology.  There have also been advances in the development of processes to allow the cost effective production of MAbs such as large scale fermentation of antibody producing cells, the transfection of antibody genes animals such as cows and goats, allowing antibodies to be harvested from milk and even the transfection of antibodies into plants such as corn.  These collective efforts have resulted in significant, although still limited commercial success, for antibody based pharmaceuticals.  MAbs now account for more pending and product approvals than any other sector of the biotechnology industry.  Current annual sales in this sector have reached almost $4 billion and are projected to reach close to $50 billion by next decade.

In spite of the present and anticipated future commercial importance of MAb-based pharmaceuticals, there are still a number of significant limitations to growth of this area.  Most of the existing and pending MAb products are naked or “unconjugated” monoclonal antibodies, which have naturally occurring usefully targeting and therapeutic characteristics.  This group of MAb’s is relatively rare.  In most cases, although antibodies have the ability to effectively target almost any type of diseased cells, their targeting is often not medically useful.  In effect, most MAb’s “target, but do not treat”.  As a result, although researches have now identified and described thousands of antibodies, many of which bind to medically useful target antigens, very few have therapeutic application, and therefore product potential, in their natural state.  This fact is giving rise to the development of the next generation of antibodies through application of antibody modification technology, such as our “SuperAntibody Technology”.

Our mission is to become the leader in the development of a new generation of "SuperAntibodies" that have significantly improved therapeutic potency and novel properties over un-modified monoclonal antibodies.  Although no studies have yet been undertaken in patients, we believe that there is now ample evidence through in vitro and animal testing, that SuperAntibodies versions of a number of monoclonal antibodies are significantly more potent and more effective than un-modified antibodies.

We believe that our current capital resources will be sufficient to fund operations as currently anticipated until June 30, 2005 and will require additional funds on an ongoing basis until we are able to establish adequate revenue from our proposed collaborative arrangements.  We currently do not have any potential products utilizing our SuperAntibody Technology platform.  Accordingly, unless we are able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.

Plan of Operation

We are currently focused on finalizing licensing arrangements with a number of prospective industry  partners as well as developing our own SuperAntibody for potential clinical development..   To achieve this goal, we have budgeted $1,150,000 to be spent on research and administration for the fiscal year ended June 30, 2005.   This amount is comprised of a budget of $450,000 for research activities on SAT versions of antibodies,  $110,000 for new lab equipment, $72,000 for hiring management personnel to supervise product development and $518,000 for business development salaries and activities and general and administrative expenses.  Having completed a private placement of $940,000 in November 2004, we have sufficient funds on hand to satisfy these funding requirements to June 30, 2005 in the absence of any additional equity funding or licensing revenue.

Business Strategy

Unlike a traditional biotechnology company which focuses on research, development and eventual sale of a pharmaceutical product, we are currently in the business of offering other biotechnology companies use of our technology platform – our SuperAntibody Technology – to help them in developing or improving their own antibody based products or prospective products.  Our technology has not yet been used in any generally recognized commercial applications, and therefore lacks validation and general industry acceptance.  One strategy open to us would be to seek to develop our own lead product using our technology.  If we were successful, we would both obtain the benefits of the product and also obtain validation for our technology itself, and therefore be able to demand significant royalties or other payments, both in advance and after product approval and sale, for use of our technology.  This strategy has been used by other companies, but carries with it the risk that if the lead product is not successful, the technology itself will be rejected by potential industry users.  In addition, development of a pharmaceutical product, particularly once a prospective product proceeds to clinical trials, is by its very nature extremely costly and time consuming.  We anticipate that, if we were to proceed with this approach, we would probably have to develop a prospective product using our technology at least to the stage of Phase II clinical trials before we would obtain sufficient industry acceptance for our technology.  We do not currently have sufficient financial resources or research and development infrastructure to develop pharmaceutical products on our own and are not currently able to fund and manage a product through clinical trials.

Secondly, we could simply license our technology in exchange for cash royalties.  Since our technology is not yet generally accepted by industry, this approach would require us to accept a significant discount in the amount and a delay in the timing of any license fees that we might otherwise expect to receive if our technology was better accepted.  Validation of our technology would be heavily dependant upon the success of our licensee’s product, which is not within our control.  Also, we would not expect to obtain significant industry validation until development of a product using our technology had significantly advanced, likely to at least the stage of Phase II clinical trials, the timing of which would also be out of our control.

Thirdly, we could enter into full corporate partnerships, where we and our corporate partner would both contribute technology (us contributing our SuperAntibody Technology and related expertise, and our corporate partner contributing a prospective antibody product) and financial and other resources to the development of a new jointly owned SAT modified antibody product.  We anticipate this strategy would allow us to broaden the scope of prospective users who would be prepared to consider our technology and would also enable us to better control the quality of prospective products associated with our technology and the timeframe during which they are developed.  This would also increase the likelihood of and the speed with which we obtain validation of our technology.  However, as with the other strategies listed above, we do not currently have sufficient capital to cover our cost of a full corporate partnership nor do we currently have the research and development capacity to contribute fully to a joint development project.

In light of the foregoing, we have adopted a fourth strategy, which is primarily a combination of the last two strategies.  We are focusing on entering into early stage collaborative agreements with corporate partners, without demanding large up-front licensing or other fees, which involve the contribution by us of our technology and expertise and the contribution by our collaborative partner of their antibody and related product development expertise and initial funding.  While we do not have any active arrangements other than our preliminary agreement with Corixa and our agreement with Protokinetics, we anticipate we will be able to negotiate such agreements on the basis that we will not initially be required to conduct any extensive research and development, other than initial conjugation of our collaborator’s antibody using SAT, and our collaborator will cover most of the cost, at least initially, of research and development of the SAT enhanced prospective product.  We anticipate revenue under such arrangements will be primarily in the form of either back-end licensing fees or in revenue earned from product sales if we agree on some joint ownership of the end product.  We anticipate, in the latter case, that we will be required to provide a portion of funding at some stage of development, failing which our ownership interest  would be diluted, but anticipate that we will be able to have obtained sufficient validation of SuperAntibody Technology through the process to allow us to secure additional equity funding to permit such contributions or, if we are unable to secure such funds, we will be limited to receiving deferred back-end licensing fees on some reduced basis.  The foregoing is part of our strategic approach, not a prediction of success.  Although we consider this approach to be reasonable, we cannot make any assurances as to whether we will be able to negotiate agreements on this or any other basis.

We anticipate that developing collaborative relationships will be the key to our success given our lack of resources and experience.  Our current approach to the development of our SuperAntibody Technology platform emphasizes early corporate partnering with recognized pharmaceutical and biotechnology companies, which we expect to provide us with third party validation of our technology and a source of financial and other resources.  We intend to focus on entering into licensing agreements which would limit our research and development responsibility to providing initial conjugates of the licensee’s antibody using our SuperAntibody Technology (which we can now do through contract research facilities with minimal time and expense) and offering consulting or research management services  (which we anticipate would be done on a fee for service basis) during the licensee’s research and development of the prospective SuperAntibody based product, which we anticipate would be the primary or exclusive responsibility of the licensee.  Alternatively, we may enter into co-development agreements which may require more active participation in (and funding of) additional research and development activities in development of prospective product which would be jointly owned, but we anticipate any such agreement would permit us or our collaborative partner to refrain from contributing to such joint development, resulting in a reduction in our ownership interest in the product, which would eventually result in a reversion to a negotiated royalty interest if no further contributions were made.  We anticipate the effect of either approach would be to limit the need for us to provide significant initial research and development expenditures, while enabling us to further validate our technology and advance our business objectives.  We anticipate that, if successful in our early partnering efforts, we will be able to attract additional equity capital which may allow us to become more directly involved in developing prospective Super Antibody based products.  Provided we are able to obtain sufficient capital, we anticipate broadening our strategy to consider full corporate partnering or joint venturing arrangements which require us to offer more significant financial or research and development contributions or, depending upon the availability of capital, conducting own research and development program with the ultimate goal of marketing and commercializing our own SuperAntibody-based products.

Antibodies

Microorganisms and cells, foreign to the body, such as disease-causing bacteria and viruses and other infectious agents (pathogens) as well as foreign cells (as in transplants) and tumors can be recognized by the body's immune system.  Our natural defenses include antibodies, proteins that seek out the pathogens and foreign cells and help destroy them.  Antibodies have two very useful characteristics.  First, they are exquisitely specific; that is, each antibody binds to only a small portion of a pathogen or foreign cell and not related organisms or cells.  Second, an antibody response, once activated by the occurrence of a disease, continues to attack and confer resistance against that disease; classic examples are the antibodies to the childhood diseases chickenpox and measles.  The latter characteristic of antibodies makes it possible to develop vaccines.  A vaccine is a preparation of killed or weakened bacteria or viruses or tumor cells that, when introduced into the body, stimulates the production of antibodies against the live pathogens.  It is the first trait of antibodies, their specificity that makes monoclonal antibody technology so valuable.  Not only can antibodies be used therapeutically, to protect against disease; they can also help to diagnose a wide variety of illnesses, and can detect the presence of drugs, viral and bacterial products, and other unusual or abnormal substances in the blood.  Given such a diversity of uses for these disease-fighting substances, their production in pure quantities has long been the focus of scientific investigation.  The conventional method was to inject a laboratory animal with bacteria, viruses or infectious agents and then, after antibodies had been formed, collect those antibodies from the blood serum (antibody-containing blood serum is called "antiserum").  There are two problems with this method: It yields antiserum that contains undesired substances, and it provides a very small amount of usable antibody.  Monoclonal antibody technology allows us to produce large amounts of pure antibodies.

Monoclonal Antibody Technology

Monoclonal antibody technology is based on a type of cell fusion which allows us to produce large amounts of pure antibodies.   Antibodies are produced in nature by special purpose cells (“B-cells”).  These cells, however, do not have the ability to self replicate.  However, there is a type of cell – a tumor cell - which has the ability to continuously replicate itself in a cell culture. By fusing a tumor cell with a B-Cell, we are able to create a hybrid that combines the characteristic of "immortality" (the ability to reproduce endlessly in culture) with the ability to produce the desired substance (a particular antibody).  In effect, this cell hybrid is a factory that works around the clock to produce a specific kind of antibody.  These antibodies are called monoclonal because they come from only one single antibody-producing B-cell.  Because selected hybrid cells produce only one specific antibody, they are more pure than the antibodies produced by conventional techniques.

Monoclonal antibodies are potentially more effective than conventional drugs in fighting disease, since drugs attack not only the foreign substance but the body's own cells as well, sometimes producing undesirable side effects such as nausea and allergic reactions.  They attack the target molecule and only the target molecule, with no, or greatly diminished side, effects.  This feature makes antibodies, in many respects, an ideal pharmaceutical platform.  It also offers a number of applications for monoclonal antibodies besides targeting and treating a particular pathogen directly.  One of these applications is to conjugate a monoclonal antibody with a radioactive “tag” or marker for use in radio-therapy.  Another application is to conjugate it with a toxin or drug, using the antibody, with its highly selective targeting, as a delivery vehicle.

There have also been a number of advances in the use and production of monoclonal antibodies.  Since many of the monoclonal antibodies are derived from non-human sources, early researchers often found their antibodies would produce effective laboratory results and would sometimes produce good initial results in human subjects, but would cease to be effective due to an immune response by the patient.  To counter this problem, there have been significant advances in “humanization” techniques, making monoclonal antibodies derived from non-human sources compatible for use in human subjects without eliciting an immune response.  There have also been significant industry advances in production methods, so that most antibodies can now be reliably be produce in volume at relatively low cost.  These advances have allowed the development of some highly successful anti-body based products, such as IDEC’s Rituxan, which is approved for the treatment of non-Hodgkins, B-cell lymphoma, and have led some industry sources to predict that, over the next 10 years, one third of all new pharmaceutical products introductions will be based on monoclonal antibodies.

In spite of many advances, there are some serious limitations to the growth of this sector.  Most of the current antibody-based products in use or in development are based on monoclonal antibodies with native abilities to seek out, bind to and treat medically useful targets, but these are rare.  Although researchers have now identified thousands of monoclonal antibodies which can reliably seek out and bind to their targets, very few of them actually produce medically useful results.  In effect, most monoclonal antibodies “target, but do not treat”.  As a result, of the thousands of monoclonal antibodies produced by industry to date, very few offer product potential in their natural state, without modification.  This fact is giving rise to the development of the next generation of antibodies through application of antibody modification technology, such as our “SuperAntibody Technology”

Our SuperAntibody Technology

SuperAntibody Technology was developed by ImmPheron Inc. of Lexington, KY, the founder of which, Dr. Heinz Kohler, discovered SuperAntibody Technology in 1994 and has led the scientific development of the technology platform for the last eight years.

The term “SuperAntibody” was coined by Dr. Heinz Kohler, who pioneered the development of our technology, to refer to extremely rare but highly potent antibodies found in nature or, with the application of our technology, developed synthetically.  One naturally occurring SuperAntibody was first described by Briles, Forman, Hudak & Claflin in hallmark scientific study published in 1984 (Eur. J. Immunol, 14: 1027-1030, 1984).  In that study, researchers investigated the effect of a number of antibodies on an extremely virulent and lethal bacterial infection  in mice known as S. pneumoniae.  The researchers tested a number of antibodies to phosphorocholine (PC), which is present on bacterial cell walls.  They found that these antibodies required large doses to provide even modest protection while one - T15 antibody – required only a few micrograms to provide full protection.  Researchers administered 20ug of the antibodies to the mice, followed by graded doses of bacteria and counted the number of mice still alive after 10 days. They found that as few as 10 bacteria, untreated, were lethal to the mice. All of the anti-PC antibodies tested except for the T15 antibody, provided protection from doses up to 100 bacteria. In dramatic contrast, they found the T15 antibody could protect mice from up to 100,000,000 otherwise lethal bacteria.

This difference intrigued Dr. Heinz Kohler, the founder of our “SuperAntibody Technology”.  He examined the molecular basis for T15’s difference in potency from normal antibodies.  Dr. Heinz Kohler demonstrated that, unlike other, therapeutically ineffective PC antibodies, the T15 antibody had the capability of self-binding or “autophillicity”, a property which we now know equates to the ability to “cross-link” or form lattices at the cell surface, when the antibody binds to its target antigen.  Kohler was able to show that it was this property that gave the T15 antibody its dramatic therapeutic effect.

The reason for this difference likely comes from the physical features of antibodies and the cells they typically attach themselves to.  Antibodies will generally only bind to their antigen targets with one of their arms.  Although there is typically a number of antigens on the surface of a cell they are usually located too far apart for both arms of a single antibody to connect.  However, if an antibody has the ability to bind to other similar antibodies or “self-associate” after it has bound to its target antigen, it can cross-link or form lattices across the cell surface, allowing the antibodies to reach and bind to other surface antigens.  This ability of self-binding or “self-association” (provided it happens after and not before the antibody binds to its antigen) allows a much larger number of antibodies to join together and attach to a single cell which may increase their potency and may also trigger certain desirable therapeutic cell responses such as cell suicide.

Dr. Kohler found that the T15 antibody’s ability to cross link came from a particular peptide on the antibody, which he found he could synthesize.  Kohler theorized that if he could find a way of synthesizing the peptide and attaching it to other antibodies, he could make other antibodies behave like the T15 antibody – allowing them to cross link.  He theorized that if he could make antibodies “self-affiliate” without affecting their ability to first seek out and bind to their target antigens, perhaps he could make other antibodies as potent and effective as T15.

Antibodies typically have six regions known as “complementarity determining regions” or “CDR’s” that contact and bind to the antigen.  Kohler found that if he attached a peptide to a nucleotide, it would reliably and consistently conjugate to an antibody at a site near CDR2, which he called the “nucleotide binding site”.  (See Figure below) He found that if he conjugated the synthetic “self associating” peptide to an antibody without this property, it imparted the property of self-association, without affecting the antibody’s ability to first seek out and bind to its antigen, which gave the antibody the ability to cross link and also increased its potency.

Kohler also found that by using other peptides, he could modify an antibody to give it other features, such as the ability to penetrate the cell membrane, so that it could, for example, deliver a “payload” to the interior of the cell. He found that, as long as the peptide’s affinity for the antibody was at least 100 fold less  than that of the antibody’s affinity for its target antigen, the antibody would retain its primary property of binding to its antigen but would take on the secondary property conferred by the synthetic peptide.

This ability to reliably and consistently attach a synthetic peptide to an antibody at a location where it can contact the antigen on a target cell without affecting the antibody’s natural ability to seek out and bind to its antigen is one basic of our SuperAntibody Technology.  Our technology is still in the development stage and is not currently used in any existing or potential products, but it does offer the potential ability to create a wide variety of antibodies with specially engineered features, some of which may prove to have significant medical application.

Figure.

Basis of Engineered SuperAntibodies

Nucleotide binding site
CDR-1
CDR-2
CDR-3
Synthetic peptide
Primary property:
Antigen binding
10^{-8} to 10^{-10}
Imparts secondary property:
10^{-6} to 10^{-8}

SuperAntibody Technology is the subject of patent # 6,238,667, expiring in 2018, and other pending applications.    InNexus Inc. acquired certain rights to SuperAntibody Technology under the terms of a joint venture development agreement with ImmPheron Inc. dated June 19, 2001.

We acquired all other patent and rights to SuperAntibody Technology not already transferred to InNexus Inc. under the terms of an agreement among InNexus Inc., ImmPheron Inc. and us dated February 27, 2002, in consideration of 2,500,000 Exchangeable Preferred Shares at a deemed price of $0.38 per share for a value of $950,000 (exchangeable for an equal number of our Common Shares) and the payment of US$170,000.  InNexus Biotechnology International Limited, our Barbados subsidiary, now holds all rights to SuperAntibody Technology.  We also have the option under the terms of our agreement with ImmPheron, subject to the approval of ImmPheron’s minority shareholders, our shareholders and regulatory authorities, to acquire all of the outstanding shares and shareholders’ loans of ImmPheron in consideration of the issuance of that number of our Common Shares which is equal to the fair market value of the remaining assets of ImmPheron, as agreed to by the parties or determined by independent valuation.  The option expires on December 31, 2004.

InNexus Inc. also has an exclusive worldwide sub-licence of all of the intellectual property rights to the monoclonal antibody 1F7 to be used in conjunction with SuperAntibody Technology under the terms of a Sub-licence Agreement between InNexus Inc. and Immune Network Ltd. dated June 7, 2002.  Immune Network Ltd. holds the licence for monoclonal antibody 1F7 from the Sydney Kimmel Cancer Center in San Diego, California.  Under the terms of the Sub-licence Agreement, InNexus Inc. paid Immune Network Ltd. $10,000 and agreed to pay additional royalties at the rate of 3% for “Therapeutic Licensed Products” and 6% for “Diagnostic Licensed Products”.  In July 2003, we notified Immune Network Ltd. that it was in breach of the Sub-licence Agreement by, among other things, failing to provide satisfactory evidence that it had maintained the underlying intellectual property rights in good standing.  We do not intend to conduct further work on monoclonal antibody 1F7 until Immune Network Ltd. has provided us with sufficient evidence that it has remedied the material deficiencies.  We are unable to accurately assess the long term impact of not being able to continue to work on 1F7.  However, since our primary strategy is to focus on entering collaborative arrangements respecting the use of SuperAntibody Technology in conjunction with third party owned antibodies, and since we do not currently have sufficient funding to allow us to independently commercialize our own antibody based product, including a product based on an SAT enhanced 1F7 antibody, we do not anticipate this will have a significant impact on our financial results or fulfillment of our business objective within the next 12 months.

Therapeutic Applications of SuperAntibody Technology

SuperAntibody technology is a process that allows us to modify existing antibodies to give them new properties without affecting their native ability to seek out and bind to their target antigens.  The technology is based on our process for conjugating special genetically-engineered, fusion proteins, which have unique properties, at a specific location on the antibody (the nucleotide binding site) which allows the protein to contact with the target antigen after binding and without affecting its binding ability.  We believe that the potential applications of this technology may prove to be very broad, depending largely on the properties of various synthetic peptides and proteins we may identify.  To date, we have identified four main therapeutic applications of our technology, which are set out below.

INCREASED BINDING STRENGTH AND TARGETING

Dr. Kohler’s initial discovery in the area of SuperAntibodies related to the ability of a particular native antibody to bind to itself or “self affiliate” and cross-link or create lattices of antibodies across a cell after binding to its target antigen.  The affinity of an antibody dictates its ability to localize to its target antigen.  It is currently possible to generate high affinity antibodies or high affinity variants by genetic engineering techniques or by selection; however this does not always improve targeting, and, in fact, may actually into interfere targeting properties such as its ability to penetrate into tumors.  Our approach is to increase binding strength and targeting by making an antibody “self affiliate” or cross link after binding to its target antigen.  This property has a number of potential uses, but may be particularly useful in the area of radiotherapy, where an antibody may be conjugated with a radioactive tag which needs to be reliably and consistently bound to its intended target in order for the radiotherapy to be most effective.

TRIGGERING BIOLOGICAL EFFECTS IN CELLS

Another therapeutic application of SuperAntibody technology is the ability of a modified antibody to trigger certain effects in the cell such as cell suicide.  By giving an antibody to “self affiliate” after binding to its target (by conjugating it with the synthetic “self affiliating” peptide originally discovered by Dr. Kohler) and therefore allowing the antibody to cross-link to multiple surface antigens, a modified antibody appears to be able to trigger certain biological mechanisms such as cell suicide.  This effect may be particularly useful in certain therapeutic applications such as the treatment of cancer.

As a demonstration, we utilized an antibody to CD-20 (the “CD-20 antibody”) similar to IDEC’s Rituxan, which is approved for treatment of non-Hodgkins, B-cell lymphoma.  The CD-20 Antibody offers significant therapeutic effects, which we believe can be explained by its ability to deliver a negative growth signal and induce cell suicide by cross-linking of the B-cell receptor.  We utilized our SuperAntibody approach, conjugated to this therapeutically active antibody to the “self affiliating” peptide and generated its SuperAntibody form.

Native CD-20 antibody and its SuperAntibody form were incubated with B-cell lymphoma cells for 3 days.  Actively dividing cancer cells demonstrated few cell suicides over the course of the culture period.  Treatment with native CD-20 antibody induced a reproducible increase in cell suicides.  This small but reproducible effect on cancer cells has been suggested as the mechanism for its therapeutic activity in patients.  The SuperAntibody demonstrated greatly enhanced triggering of cell suicide.  These results provide not only important confirmation of the cross-linking ability of the SuperAntibody but demonstrate the feasibility of creating a therapeutic product that may be much more potent against B-cell lymphoma.

CELL PENETRATION

After discovering and synthesizing the “self affiliating” peptide, Dr. Kohler discovered and synthesized a second peptide which had the ability to penetrate cells, which he was also able to conjugate to antibodies using SuperAntibody Technology.  This peptide then gave the antibody penetrate a cell membrane and “translocate” into the interior of a cell.  Our results to date indicate that we can, through this process, give any antibody the ability to pass through membranes of a cell and bind to an antigen target inside the cell without destroying the cell.  The modified antibody will move into any cell it encounters.  If the target antigen is present, then it will bind, if not, the modified antibody will translocate back out and go on to another cell.  There are a number of other techniques that can be used under laboratory conditions to penetrate a cell, but none of the current alternate methods can replicated for human use.

There are a number of potential uses for cell-penetrating antibodies.  Most antibodies do not internalize well or rapidly and those that do are likely not directed to an appropriate cell target.  Research to date has shown that there a number of important target antigens which are located inside the cell or are “intracellular”.  These include the components of many signaling pathways regulating biological responses, cytoskeletal elements and certain pathologies such as the microfibrillar structure of “tangles” associated with Alzheimer’s disease.  Cell-penetrating antibodies (such as those created with our SuperAntibody Technology) may be able to trigger beneficial biological effects by accessing these internal targets or may be able to increase delivery of toxins and drugs to targets inside the cell.

A recent scientific publication, by our collaborators, at the laboratory of ImmPheron, Inc., Lexington, Kentucky, USA, and Wright State University School of Medicine, Dayton, Ohio, (“MTS-conjugated, anti-active caspase 3 antibodies inhibit actinomycin D-induced apoptosis”, Y Zhao, T L Brown, H Kohler and S. Muller. Apoptosis 8:631-637, 2003), has shown that monoclonal antibodies can be used to target intracellular proteins important to the regulation of cellular activities; specifically the process of genetically regulated cell-suicide or apoptosis.  A monoclonal antibody to a key enzyme (caspase 3), involved in the process of cell suicide, was modified with SuperAntibody Technology which imparted the ability to penetrate into cells without incurring toxicity.  The modified antibody rapidly entered cells, bound to its target, and inhibited its activity.  Thus even with prior exposure of the cells to the toxic, chemotherapeutic drug, actinomycin D, the cells did not die.  The SuperAntibody was compared to the best-known small molecule inhibitor, a peptide, and produced comparable inhibition.  The peptide inhibitor, though potent, is also toxic and cannot be used in patients or animals.

The publication points to an even broader use of our cell-penetrating antibodies, that is, their use as an alternative in some small-molecule, drug development.  Until now, intracellular targets, important in regulation of biological processes, could only be targeted with small molecules that cannot dissolve in water.  Such small molecules are intended to cross cell membranes in addition to binding and inhibiting or turning on cell processes.  Water dissolvable drugs, which may have increased specificity compared to traditional small molecule drugs, still require a delivery system to allow them to cross cell membranes.  In contrast, monoclonal antibodies offer the highest level of specificity of any drug development approach and are not inherently toxic because of their molecular nature.  Until now, however, antibodies could only be used to target cell surface molecules.  With our SuperAntibody modification, which is simple and non-toxic, important, intracellular molecules can be targeted with antibodies.

We believe our SuperAntibody Technology should offer an alternative, non-toxic approach to other more currently available methods.

PRODUCTION OF VACCINES

Vaccines are traditionally created by the introduction of a form of bacteria, virus or other pathogen into the body to stimulate the immune system to create antibodies or trigger some other immune response which provides protection or immunization against a more virulent form of the pathogen, such as using a cow pox vaccine to immunize against small pox.  Another approach, which has had limited success to date, is to identify an antibody that targets the antigen combining sites of other antibodies (an “anti-idiotypic antibody”) – in effect treating a primary therapeutic antibody as if it were itself an antigen.  In theory, this type of antibody will set up an immune response that results in the production of more antibodies that mimic the primary antibody (including having the same therapeutic properties) thus immunizing the subject against whatever pathogen the primary antibody was intended to protect against.  The traditional approach to creating anti-idiotypic antibodies has been highly labour intensive and therefore very costly.  Researches must first screen thousands of antibodies to identify and characterize the primary (therapeutic) antibody (“Ab1”) and then synthesize it as a monoclonal antibody.  They then must identify and classify its anti-idiotype - an antibody (“Ab2”) which is a mirror image to a primary (Ab1) antibody and that targets the Ab1 antibody at its antigen binding site.  This process will generally take years of intensive effort.  Once this anti-idiotypic antibody has been isolated and generated in quantity, it can then, in theory, be used to stimulate the immune system to create a third level of antibodies (“Ab3”) which mimic the primary Ab1 antibody.  This approach has had very limited success.   In addition to the cost of creating an anti-idiotype, most antibodies have a very low natural ability to generate an immune response (“immunogenicity”) when they mimic an antigen.  In general, antibodies can mimic antigens, but not very well.  This problem of low immunogenicity has been one of the primary hurdles in the traditional approach to generating new anti-idiotypes.

Our approach to overcoming the problem is to use our SuperAntibody Technology to attach a special peptide to an antibody which increases the ability of the antibody to generate an immune response.  This modified SuperAntibody (SAb1) retains its original targeting and therapeutic characteristics, but also stimulates a significantly enhanced immune response which results in the production of anti-idiotypic antibodies (Ab2) - the mirror image of the modified Sab1 antibodies.  These Ab2 antibodies in turn stimulate a further immune response which produces a still larger quantity of third generation of antibodies (Ab3).  These Ab3 antibodies are the mirror image of the Ab2 (anti-idiotypic) antibodies, which therefore mimic and therefore have the targeting and therapeutic properties of the primary SAb1 antibody.  The result is significantly increasing the number of therapeutic antibodies in the system, offering additional protection against the pathogen the primary (SAb1) antibody was targeted against.  In effect, this process appears to address the problem of low immunogenicity and creates a vaccine in one step, without the expensive and time consuming research required by the traditional method.

We tested this approach by modifying an anti-CEA (pan-carcinoma) antibody (the “anti-CEA Antibody”).  The anti-CEA Antibody has been used in clinical trials in various forms and immunization approaches to elicit anti-idiotypic antibodies but with poor success.

Using the process of our SuperAntibody Technology, we conjugated the CEA Antibody with a peptide derived from a human complement component which binds to receptors on antigen presenting B-cells.  We found the anti-CEA SuperAntibody (SAb1) elicited high levels of anti-idiotypic antibody (Ab-2) compared to native anti-CEA.  This in turn elicited high levels of Ab3 (which mimics SAb1), which competed for binding to colon carcinoma cells with the original anti-CEA SAb1.  We believe this demonstrates that by modifying an antibody through use of our SuperAntibody Technology, we can significantly increase the ability of an antibody to generate an immune response, making it highly immunogenic, and able to elicit the production of anti-idiotypes.  The results with the anti-CEA SuperAntibody hold significant promise for its future development as a pan-carcinoma vaccine, as well as the possibility of developing other vaccines through application of Super Antibody technology.

OTHER APPLICATIONS

Ongoing studies with a variety of other applications are being conducted as demonstrations of the potential of our SuperAntibody Technology for other applications.  We anticipate that the number and type of potential applications for our technology will grow as we identify additional fusion peptides with unique characteristics that we can conjugate to an antibody using our technology.  We also anticipate that new potential uses for our technology will come to light along with other industry developments in the use of monoclonal antibodies.

Principal Products and Services

SuperAntibody Technology seeks to improve upon the therapeutic potency of second generation (humanized) monoclonal antibody products by increasing their ability to bind to their target antigen, enhancing their potency, and installing new properties into the antibodies such as the ability to trigger cell suicide.  There are a number of reasons why our technology platform should appeal to potential partners, including the ability to:

a)

convert existing, not product grade, antibodies into ones with product potential (this probably represents the largest potential use of the technology platform with thousands of such antibody candidates);

b)

increase potency and thus profitability of existing products (assuming increased product efficacy will increase sales revenue and therefore profitability of the product);

c)

extend patent life of FDA-approved products (there are currently 33 approved and pending antibody products; such products have consumed one-half to two-thirds of their patent life before reaching the product approval stage);

d)

offer the ability, in certain circumstances, to create products which compete with established products without infringing existing patents on antibody diagnostic and therapeutics (each antibody developed with the SuperAntibody technology platform likely represents a new, patentable invention; this allows partners and us to pursue products and markets in which there are already established competitors, although, in some circumstances it may be necessary to obtain certain licenses in addition to patent rights pertaining to the new SuperAntibody Technology conjugated antibody); and

e)

create new uses and large new markets for antibody products which did not previously exist (this includes the use of cell-penetrating antibodies which can bind to intracellular targets and antibody-based vaccines).

We currently do not have any products or potential product candidates.  We intend to primarily develop the SuperAntibody Technology and jointly develop prospective products based on our technology with collaborative partners.  We will need to raise additional capital to fund our internal research and development efforts to develop our technology or, if we enter into collaborative agreements which require us to cover a portion of the research and development costs (of which none now exist), to fund our obligations under such prospective agreements.  We do not have any revenue or sources of capital other than the sale of our equity shares by private placement or public offering.  We cannot provide any assurance that we will be able to do so on favourable terms or at all.  Provided we are able to obtain adequate financing, we will seek to develop our existing SuperAntibody Technology and to develop additional prospective products and technologies through internal research and development.  We intend to eventually selectively acquire exclusive SuperAntibody rights to antibodies,  and thereafter, subject to obtaining sufficient capital and significantly expanding our existing research and development capabilities, commence development of our own prospective SuperAntibody based products.  We do not presently have sufficient capital or resources to conduct such activities and therefore do not intend to commence independent research and development programs with a view to developing and commercializing our own products or prospective products owned jointly with others during the foreseeable future, outside of any potential joint development obligations under our prospective collaborative arrangements.

Research and Development

We plan to develop collaborative relationships with industry partners to conduct research and development related several, different recognized antibody/antigen systems using our SuperAntibody Technology.  We do not intend at present to establish our own research and development staff and facilities and intend instead to rely on third party contractors such as ImmPheron Inc., or to use research and development staff and facilities operated and funded by our existing and prospective collaborative partners.  Developing collaborative relationships will be the key to our success given our lack of resources and experience.  We believe that our planned research and development efforts will demonstrate the superiority of SuperAntibody Technology to the native form of antibodies.  Where funding allows, we may also acquire complementary antibodies and technologies directly or under license as part of our internal research and technology development efforts, although we do not at present intend to engage in efforts to develop commercialized products based on these, and instead intend to focus on entering licensing or other collaborative arrangements with other biotechnology companies.

Our long-term goal is to develop our own research and development facility, use the result of our research and development efforts to secure licensing and collaborative research and development arrangements with third parties to jointly commercialize products and technologies related to our SuperAntibody Technology.  Our research and development efforts are expected to be ongoing, multi-year programs.

Intellectual Property, Patents and Licenses

The first description of an antibody that possessed SuperAntibody properties was reported in 1987.  A series of studies were carried out between 1987 and 1994 demonstrating the superior potency and utility of such rare antibodies in various animal models.  Toward the end of that period, Dr. Kohler and colleagues were able to define and re-create the molecular basis for the antibody’s enhanced potency.  Parallel to this development was their discovery of site-specific conjugation.  Employing this method of conjugation provided the impetus for creating the first artificial SuperAntibodies.  Expansion of the technology to other peptides that impart different properties to antibodies expanded the technology base to virtually all current applications of monoclonal antibodies.  This research has served as the basis for the filing of a series of patent applications with the first patent on Super-antibodies (# 6,238,667) granted in May, 2001 (expiring 2018).  A CIP (continuation-in-part) has also been filed describing and claiming novel fusion proteins of antibodies incorporating these peptides.  This CIP (continuation-in-part) expands SuperAntibody Technology to genetically-engineered versions of antibodies.  The U.S. patent is filed worldwide as a Patent Cooperation Treaty (“PCT”) application which will allow patenting in most of the countries in the world.

We acquired our intellectual property rights to SuperAntibody Technology through our acquisition of InNexus Inc. and under agreements with ImmPheron.  We acquired the rights to SuperAntibody Technology, including the patent #6,238,667, expiring in 2018 and other pending applications (CIP 09/865,201, filed August 15, 2002, Provisional 60/407,421, filed September, 2002 and 60/451,980, filed March 5, 2003).  We intend to file additional inventions of our own that expand the original coverage of the U.S. SuperAntibody Technology patent.

We believe that any antibody employing SuperAntibody features will likely be deemed a New Chemical Entity (NCE) and as such would be patentable (although, in some circumstances, it may be necessary to acquire additional licenses or other intellectual property rights to be able use such NCE in a commercial product).  It is our intention that each NCE, created by our technology platform, will become the property of the partner funding the research and will be provided in the form of a license from the parent patent.

We believe that we have a well-protected intellectual property position with respect to our SuperAntibody Technology.  In the future, we may license or acquire rights to additional existing patents that will expand our intellectual property base.  We intend to apply an intellectual property protection policy as we acquire additional intellectual property rights.  All potentially valuable intellectual property will be identified by the originator, and classified by us in terms of its sensitivity.  All sensitive documentation related to the intellectual property is protected and kept in secure areas.  All our employees will be required to execute agreements containing confidentiality clauses, which assign any new intellectual property to us.  Where appropriate, and consistent with management’s objective, patents are pursued as soon as the concepts have been validated through appropriate laboratory work.  To that end, patents will continue to be sought on components or concepts that our management perceives to be essential.

Where a patent is filed in the United States there is an option to file a PCT application.  The PCT application process is a means for technology patented in one of the PCT signatory countries to receive protection in other PCT countries.  The PCT includes over 100 countries.  Within one year of filing a patent in the United States, the applicant files for PCT coverage in all PCT countries.  Approximately 18 months after the PCT filing, the applicant must pay individual filing fees in designated PCT countries and at that time the applicant may wish to restrict coverage to a subset of countries which have potential for the technology.  At the time of filing the PCT application the applicant designates which of the member countries are to be covered by the application.  The PCT application allows the applicant to defer national filings in the various designated countries for a period of up to 30 months from the original PCT application filing date.  After the PCT application deferral period, the applicant must file for separate national or regional patents in one or more designated countries, depending on which specific markets the applicant intends to target.

Our Competition

We hold the exclusive rights to the SuperAntibodies Technology and are not presently aware of any other technologies that directly compete with our SuperAntibodies Technology.  New technologies are being developed on a continuous basis in our industry and there may be other technologies now in existence or under development, which may compete directly or indirectly, with SuperAntibody Technology.  There are a number of companies and academic institutions and their licensees we are aware of which may compete with one or more aspects of our SuperAntibody Technology or, with the use of a different technology platform, might offer antibodies with higher potency or novel properties.  Based on publicly available information, we believe our potential competitors include:

a)

Vanderbilt University

Vanderbilt is the holder of two fundamental patents, which claim antibody conjugates with cell-penetrating features. The patents claim the same MTS (membrane translocating sequence) as is claimed in SuperAntibody Technology.  Our SuperAntibody Technology patent employs a conjugation approach that was not envisioned in the Vanderbilt patents.  As such there are no claims in the patents in common.  Although there may be no patent conflict, we believe that Vanderbilt’s patents may be a source of competition, as it may already have and may in the future reduce the number of potential licensees of the SuperAntibody Technology patents for the application of cell-penetrating SuperAntibodies.  This does not impact licensing of any other SuperAntibody types.

b)

Medarex Inc.

Founded in 1987, Medarex Inc. is a biopharmaceutical company developing monoclonal antibody-based therapeutics to fight cancer and other life-threatening and debilitating diseases.  It has assembled a broad platform of patented technologies for fully human antibody discovery and development.  Additionally, Medarex produces antibody products for its own use and for its partners in a state-of-the-art GMP development and manufacturing facility.  By coupling its fully-human antibody development and manufacturing capabilities with its aggressive business and partnering strategies, Medarex believes it has established a leading position in therapeutic antibody development with the potential to bring important antibody therapeutics to patients worldwide.  One of its technology platforms involves the use of bi-specific antibodies, which is claimed to harness the host’s own immune cells to make a more potent therapeutic antibody.  Several of its lead candidates are in late stage clinical development.  Some bispecific antibodies are more advanced than SuperAntibodies and might compete in similar markets that we plan to enter.

c)

Seattle Genetics

Seattle Genetics is a biotechnology company based in Bothell, Washington, a suburb of Seattle.  The company is focused on enhancing the survival of cancer patients through monoclonal antibody based therapeutics.  Its product candidates encompass four technology platforms, all of which are genetically engineered: monoclonal antibodies (MAbs), antibody-drug conjugates (ADC), single-chain immunotoxins (SCIT) and antibody-directed enzyme prodrug therapy (ADEPT).  Its state-of-the-art ADC platform utilizes highly potent, synthetic drugs and stable linkage systems for attachment to MAbs.  The purpose of these technology platforms is to increase the potency of monoclonal antibodies.

Seattle Genetics has two MAb-based product candidates in clinical trials, SGN-15 and SGN-10.  Both drugs target a variety of cancers including breast, lung, colon and prostate.  SGN-15 is currently being tested in phase II trials in patients with breast, colon, lung or prostate cancer in combination with the widely used chemotherapeutic drug Taxotere®.  SGN-10 is a SCIT that has been administered to cancer patients as part of an ongoing single-agent phase I program.  A second phase I study is underway to test SGN-10 in combination with Taxotere® based on preclinical data showing synergistic antitumor activity of SGN-10 and taxanes in models of colon, breast, lung and prostate cancers.

d)

ImmunoGen, Inc.

ImmunoGen is a leading developer of antibody-based cancer therapeutics.    ImmunoGen’s proprietary tumor-activated prodrug technology (TAP) combines extremely potent small-molecule drugs with monoclonal antibodies that recognize, bind directly to, and kill tumor cells.  Its targeted delivery technology increases the potency and efficacy of cancer-specific antibodies, which allows drugs to kill cancer cells with minimal harm to healthy tissue.

ImmunoGen plans to become a leader in the development of innovative biopharmaceutical treatments for cancer and other debilitating human diseases by selectively out-licensing TAP technology in exchange for cash that it will use to fund the development of its internal, proprietary products.  Currently, ImmunoGen has out-license agreements with GlaxoSmithKline plc, British Biotech plc, Genentech, Inc., Millennium Pharmaceuticals, Inc. and Abgenix, Inc.

ImmunoGen’s tumor-activated prodrug technology uses a highly potent drug that is covalently attached to humanized monoclonal antibodies for targeting tumor cells.  Intravenous administration of this drug yields a 100% cure rate of bulky, human tumors in SCID mice.  Only low-level toxicity has been observed in non-human primates, at dosages as high as twice the drug level used to obtain cures in the mouse model.  Results from the first Phase I clinical trial of its first TAP, huC242-DM1/SB-408075 (Cantuzumab Mertansine), show that it is well tolerated in humans, and elicits no immune response.

e)

Corixa

Corixa is a developer of immunotherapeutics with a commitment to treating and preventing autoimmune disease, cancer and infectious disease by understanding and directing the immune system.  Corixa is focused on immunotherapeutic products and has a broad technology platform enabling both fully integrated vaccine design and the use of its separate, proprietary product components on a standalone basis.  Corixa currently has 16 programs in clinical development and 22 programs in preclinical development, and a recently approved product, Bexxar®, a monoclonal antibody conjugated to a radioisotope.

Corixa focuses on increasing the effectiveness of antibodies by attaching radioisotopes for use in "radioimmunotherapy".  By using an antibody to deliver a radioisotope or other cytotoxic agent to targeted tumor cells, the effect of the radiation or cytotoxic agent can be concentrated in the immediate vicinity of malignant cells.  Development of effective radioimmunotherapies, however, presents an additional set of challenges, including the need to select an appropriate radioisotope for the intended therapy, to develop a reliable means of linking the radioisotope to the antibody and to devise a protocol that optimizes therapeutic effect while minimizing undesirable side effects.  Corixa believes that radioimmunotherapies will emerge as important treatments for blood-borne cancers because of the radiosensitivity of these malignancies and the ready accessibility of the blood and lymph systems to monoclonal antibodies.  Radioimmunotherapy also may become an important adjunctive therapy for the treatment of certain solid tumor cancers following surgery, radiation therapy or chemotherapy, where it may be used to eliminate circulating and other undetected malignant cells missed by primary therapies.

SuperAntibody technology allows antibodies to achieve a higher level of therapeutic usefulness.  All of these competing technologies may also lay claim to increasing potency of native form of antibodies.  However, we believe that for the most part, they do so by using complex or potentially toxic agents conjugated to antibodies.  Our SuperAntibody Technology uses only simple proteins or peptides with no inherent toxic potential.

Technological competition in the pharmaceutical industry is intense and we expect competition to increase.  Each of the potential competitors listed above are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than us, and many of these potential competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products.  In addition, many of these potential competitors have products in advanced stages of development, which may result in earlier commercialization of their technologies and a competitive advantage in the market.  We believe that a competitive technical advantage in the monoclonal antibody industry will take 3-5 years to recognize.

Marketing Plan

Our initial business development strategy will be focused on marketing the SuperAntibody Technology to the pharmaceutical community for the purpose of entering into licensing agreements and collaborative relationships.  We anticipate that, in addition to any interest we earn in any SuperAntibody Technology enhanced products, we will be paid licensing fees for the use of our technology and we will provide ongoing research and technical support using our collaborators’ facilities, on a contract basis, during development of products using SuperAntibody Technology and any subsequent clinical trials.  We anticipate that this strategy will reduce our overall costs and the risks associated with clinical trials, as those costs are expected to be paid by our corporate collaborators.

We plan to market our SuperAntibody Technology to the pharmaceutical community by directly contacting potential collaborative partners.  Currently, our officers engage in marketing activities under the direction of Gail Thurston, a director and officer, and Garth Likes, our Vice President of Business Development.  Our goal is to contact decision makers in companies working on therapeutic antibodies and presenting them with information on the potential benefits of our SuperAntibody Technology.  The intent of this program is introduce and increase awareness of SuperAntibody Technology over the long term so that companies, as they enter into strategic planning discussions for their own product applications, will consider the use of our SuperAntibody Technology.

In the future, we intend to expand our marketing efforts through presentations at major scientific meetings and trade shows, including events sponsored by Biotechnology Industry Organization, the professional organization representing the bio-technology industry.

Additional marketing efforts include maintaining our website at www.innexusbiotech.com.  We also disseminate news releases announcing material developments related to our business and our SuperAntibody Technology.

Our initial marketing efforts will focus on targeting established pharmaceutical and biotechnology companies that could use our SuperAntibody Technology to improve on the effectiveness of their existing monoclonal antibody based products.  Industry sources estimate that there are currently 260 biotechnology companies worldwide involved in the development of at least 700 antibody-based products.  Approximately 220 of these products were in clinical trials.  According to the Pharmaceutical Research and Manufacturers of America, monoclonal antibody products represented approximately 37% of all biotechnology products in development by its members.  We intend to focus on North America, but also have initiated contacts with a number of pharmaceutical companies in Japan through prior introductions.

Our Collaborative Arrangements

Protokinetix, Inc.:  On August 18, 2003, we announced that we had granted a license to Protokinetix, Inc. (OTCBB: PKTX) of Vancouver, B.C. for the use of our SuperAntibody Technology with up to 3 antibodies.  The SuperAntibody Technology will initially be used with antibodies to the RECAF receptor.  Under the terms of this agreement, Protokinetix, Inc. issued us 1.6 million of its restricted shares and agreed to pay us a cash licensing fee of US$60,000, ongoing fees and payment towards research and development costs for the development of monoclonal antibodies utilizing SuperAntibody Technology, as well as cash payments on the achievement of certain milestones.  Based on the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement, we recognized $266,667 as revenue.  With Protokinetix, we have been paid for the right for Protokinetix to use our SuperAntibody Technology to modify antibodies of its choosing, and is obligated to pay for any such work done on its behalf.  Protokinetix has not yet identified any antibodies that they would like to modify using our SuperAntibody Technology.  We will also receive a royalty on the gross sales of any products developed by Protokinetix, Inc. using SuperAntibody Technology.  If Protokinetix becomes insolvent or fails to make payments under this agreement when due, we may terminate this agreement after providing them with 30 days prior written notice.

Corixa Corp.:  We entered into a research and development agreement and a license agreement with Corixa Corp. (NASDAQ:CRXA) of Seattle, WA in September of 2003.  The research and development agreement would allow both parties to perform a collaborative study to evaluate the feasibility and potential for SuperAntibody Technology to be used with certain of the proprietary monoclonal antibodies and monoclonal antibodies under development by Corixa.  As part of the agreement, we granted Corixa an exclusive option with respect to each monoclonal antibody (“MAb”) evaluated and certain exclusive worldwide licenses.  We have agreed not to contact or collaborate with other companies for the use of the SuperAntibody Technology with any antibodies evaluated.  The option for each MAb shall continue for 18 months after initiation of studies with such MAb.  Corixa may terminate this agreement after providing us with 15 days prior written notice in the event that we have not furnished to Corixa the study reports as anticipated under the agreement.  Currently, the first mAb in the agreement has been converted to a SuperAntibody and tested in their laboratories; Corixa has decided not to further develop it.  It is anticipated that a large number of the antibodies will be evaluated under the research and development agreement but with only a limited number having the license triggered.

Upon exercise of the option by Corixa under the research and development agreement, the license agreement becomes effective automatically.  The license agreement with Corixa is for the worldwide development and marketing of certain MAbs, modified by SuperAntibody Technology, for human use.  On exercise of the option, Corixa is required to pay a license fee in the amount of US$250,000 to us and the particular MAb shall become a Corixa antibody for purposes of the license agreement.  On each anniversary of payment of the license fee, Corixa shall pay us the sum of US$60,000 as an annual fee to maintain the license in good standing for the next 12 months.  Additional milestone payments and royalties may be payable depending on the results of clinical trials.  We will offer assistance to Corixa on an “as needed” basis upon request by Corixa.  Corixa may terminate this agreement on 30 days notice on a country-by-country basis or on a product-by-product basis.  In the event of a material breach, the non-breaching party may terminate this agreement on 60 days notice.

OMB Number:  3235-0288

The terms of the foregoing collaboration arrangements are summarized as follows:

Item	Corixa	Protokinetix
All payments made to date	$ 0	$266,677
Aggregate potential milestone payments (per antibody for which SAT is licensed)	$3,750,000	$1,000,000
Description of milestone events	Licensing, Phase I, Phase II, Phase III, BLA	Licensing, Phase I, Phase II, Phase III, BLA
Annual Fees (per antibody)	$60,000	$60,000
Royalty provisions (per antibody)	2%	4-6%
Date of Expiration	Expire upon the expiry of any patent comprising the licensed technology	Expire upon the expiry of any patent comprising the licensed technology
Termination Provisions, including any payments required upon termination	30 days notice	30 days notice in the event of breach by Protokinetix

Regulatory Requirements

We believe that the primary initial market for products developed using SuperAntibody Technology will be in the United States and therefore the regulatory requirements in the United States are of primary concern to us, although the regulatory requirements in other jurisdictions will likely also become relevant and will have to be dealt with in conjunction with meeting United States requirements.  The manufacturing and marketing of any potential products using our technology and certain areas of research related to them are subject to regulation by governmental authorities in the United States and in other countries.  United States federal authorities potentially involved in the regulation of pharmaceuticals includes the FDA, the Department of Agriculture, and the Environmental Protection Agency.  In Canada, these activities are regulated by the Food and Drug Act and the rules and regulations promulgated thereunder, which are enforced by the TPD of Health Canada.  The regulatory processes in Canada and the United States follow similar essential steps although timing and results may be different.

The regulatory process for the development and approval of a new drug includes the conduct of preclinical and clinical trials.  The duration of those trials and number of subjects required to meet the requirements of the various authorities may vary according to, among other things, the disease studied, the seriousness of the side effects, whether there is any current or conventional therapy, the size of the target population, and the nature of the proposed treatment.

For a pharmaceutical product to receive regulatory approval, such a product must be shown to be both safe in preclinical studies and safe and efficacious in subsequent clinical trials in humans.

Pharmaceutical Products

The process required by the FDA before pharmaceutical products may be marketed in the United States generally involves the following: (1) preclinical laboratory and animal testing; (2) the submission to the FDA of an application for Investigational New Drug ("IND") status; (3) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug or biologic; (4) the submission of a New Drug Application ("NDA") for approval of a drug or Biologics License Application ("BLA") for approval of a biologic to the FDA; and (5) FDA approval of the NDA or BLA and issuance of a license prior to any commercial sale or shipment of the drug or biologic.  In addition to obtaining FDA approval for each use of a product, manufacturing establishments must be registered with and approved by the FDA.  Manufacturers of biologics must also submit an Establishment License Application ("ELA").  Manufacturing establishments are subject to annual inspections by the FDA and must comply with, among other things, applicable FDA current Good Manufacturing Practice regulations.  Finally, each manufacturer must annually list with the FDA all of the products it manufactures and markets.

Pre-Clinical Studies

Pre-clinical studies are conducted in the laboratory and in animal models to gain preliminary information on the investigational drug or biologic and to identify any significant safety problems.  The results of these studies are submitted to the FDA as part of the IND application.  Testing in humans may not commence until the IND application has been approved.

IND Application

The IND application represents an application for exemption to the federal law that generally requires investigational drugs or biologics to be approved by the FDA before interstate shipment.  Once an IND has been approved, a sponsor may conduct human clinical studies in order to demonstrate relative safety and efficacy of the product in support of an ELA/BLA or NDA.  According to regulations, FDA reviewers have 30 days after an IND submission to decide whether the information provided in the submission indicates that it is safe to introduce the drug or biologic into humans in the proposed manner and thus supports initiation of the clinical studies.

Clinical Studies

Human clinical studies are typically conducted in three sequential phases, which may overlap, and are designed to collect additional data relating to the safety, dosing, and side effects of the proposed product and to the product's efficacy in comparison to any currently accepted therapy.  Phase I clinical studies are generally performed in 10 to 30 healthy human subjects; or, more rarely, selected patients with a targeted disease or disorder.  The goal is to establish an initial database about tolerance, safety, and dosing of the product in humans.  Also, the first data regarding the absorption, distribution, metabolism, and excretion of the product in humans are established.  Phase II clinical studies are generally performed in small numbers of carefully selected patients, usually 50 to 200.  Phase II studies are used to obtain definitive statistical evidence of the efficacy and safety of the product and dosing regimen.  Phase II studies are definitive proof of concept studies that will allow the FDA to approve the product for its intended use or label claims.  Phase II studies provide preliminary evidence to plan a well-controlled or "pivotal" study.  The Phase III clinical development program consists of expanded large scale studies of patients (200 to 2,000 patients or more) with the target disease or disorder, to obtain statistical evidence of the efficacy and safety of the proposed product and dosing regimen.  These studies may include investigation of the effects in sub-populations of patients, such as the elderly.

Phase I studies may be conducted with patients or subjects, depending on the nature of the condition being treated and the toxicity of the product being tested.  When patients are studied, Phase I and II studies may be combined.  In addition to potential time savings, the combination of different phases encourages the use of larger sample sizes and increased use of more reliable statistical results in the earlier phases.  Subsequent to the Phase I and II studies, pivotal studies are carried out with larger numbers of patients with the target disease or disorder.  Depending on the number of subjects, or the results of the Phase I/II studies, these pivotal studies may be either Phase II or Phase III.  Additional clinical trials beyond the pivotal studies may or may not be required for licensing.

Product Licensing by FDA

Upon successful completion of clinical testing, an NDA (for a drug) or BLA (for a biologic) and an ELA containing all the preclinical, manufacturing, quality control, and human data is filed with the FDA.  This application includes, among other things, details of the manufacturing and testing processes, preclinical studies, and clinical trials which demonstrate that the biologic is safe and effective.  Subsequently or concurrently, an application can be made to Canada as a New Drug Submission (“NDS”).  FDA approval of the application is required before the new product may be marketed.  The FDA may grant marketing approval, require additional testing or information, or deny the application.

The clinical studies may take three to five years or more to complete and there are no assurances that the clinical data obtained will demonstrate to the FDA that the product is safe and effective.  The FDA may require the applicant to perform additional human testing.

Manufacturers of pharmaceutical and food products are subject to FDA inspections and must comply with applicable FDA Good Manufacturing Practice regulations.

Other Regulatory Requirements

We are also subject to regulation in the United States by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other agencies, legislation and regulations, and in Canada, by the Food and Drugs Act and the Department of Health and may, in the future, be subject to other federal, provincial, state, or local regulations.  We are unable to predict whether any agency will adopt any regulation, which would have a material adverse effect on our operations.

Sales of drugs and biologics outside the United States are subject to foreign regulatory requirements that may vary widely from country to country, and to export approval from the United States FDA.  Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing the products in those countries.  The time required to obtain such approval may be longer or shorter than that required for FDA approval.

A.

Organizational Structure

The following chart sets out our corporate structure and our ownership interest in each of our subsidiaries:

InNEXUS BIOTECHNOLOGY INC. formerly Cusil Venture Corporation (British Columbia, Canada)

InNexus Biotechnology International Limited 100% (Barbados)		InNexus Exchange Corp. 100% (Nevada)
InNexus Inc. 100% (Washington)

North Bioscience Inc. 100% (British Columbia, Canada)

B.

Property, Plants and Equipment.

We do not own any real property.  Our offices are located in the Seattle area at 3405 172nd Street NE, #196, Arlington, Washington 98223 and at 1400-400 Burrard Street in Vancouver, British Columbia, Canada V6C 3G2.  The existing premises in Arlington, Washington are currently leased on a month to month basis at $500 per month.  Our Vancouver premises are provided as part of our consulting agreement with West Oak Capital Group, Inc. at no additional cost.  One of our officers is a shareholder in West Oak Capital Group, Inc.  Both rental agreements can be terminated on 30 days notice, without further obligation.  We will employ our senior management and provide project management capabilities through these locations.  Research and development is being carried out at ImmPheron laboratories in Lexington, Kentucky on a contract basis.

We currently employ 9 people and will also employ consultants and carry out additional research through or with corporate partners through various locations in North America.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP, which differ in certain significant respects from U.S. GAAP, and are stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”.  You should read the following discussion in conjunction with our financial statements and the notes thereto included in this report under Item 17, including our audited consolidated financial statements for the years ended June 30, 2004 and 2003, the six months ended June 30, 2002 and the year ended December 31, 2001.  Reference is made to Note 15 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP, as they pertain to our financial statements.  Management’s discussion and analysis is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described under "Key Information" and elsewhere in this Annual Report.  We disclaim any obligation to update information contained in any forward-looking statements.

Overview

We operate in the biotechnology industry, focusing on the development of pharmaceutical products based on monoclonal antibodies.  All potential products using our SuperAntibody Technologies platform will require further research and development and will require significant testing before they can be marketed commercially.  To date, there are no potential, developed or approved products incorporating our SuperAntibody Technologies.

The biotechnology industry is highly regulated, with new products requiring a series of government approvals prior to commercialization, resulting in a need for extensive research and development and a long lead-time to market for any prospective process.  This in turn requires the typical biotechnology company to invest heavily in research and development, staff and facilities and sustain such expenditures for a number of years before it is able to earn any revenue from its products, which requires such companies to obtain large reserves of working capital.

Unlike a traditional biotechnology company, which seeks to develop proprietary therapeutic or diagnostic products based on its own research and development, we are primarily focused on assisting other biotechnology companies to enhance or develop their own products using our proprietary technology platform, SuperAntibody Technologies.  Our SuperAntibody Technologies seek to improve the therapeutic potency of existing monoclonal antibodies by increasing binding to the target antigen, enhancing antibody effectiveness and installing new properties into antibodies.  See Item 4.B “Business Overview – Principal Products and Services”.  Following this strategy, we hope to enter into collaborative research and development agreements with biotechnology companies such as our recent agreement with Corixa Corp. whereby we will assist them to improve on the therapeutic potency and other features of their existing monoclonal antibodies through use of our SuperAntibody Technologies.  We believe our SuperAntibody Technologies may offer a number of potential biotechnology collaborative partners a number of significant potential advantages in the development and commercialization of antibody based products, including, improving the effectiveness of a potential product, changing certain characteristics which would prevent commercialization of a prospective product, offering new applications for existing products, and, in some cases, enhanced or extended patent protection.  We anticipate these agreements will typically provide for a collaborative research and development program, conducted at the expense of and using staff and facilities owned and funded by our collaborative partner (or, alternatively facilities operated by third parties on a contract basis), with our participation on a fee for service basis.

As a result of this approach, we expect that we will not be required to make the large capital investments in research and development staff and facilities, which a traditional biotechnology company must incur to commercialize and sell a pharmaceutical product.  Instead, our primary expenditures will be focused on identifying and securing prospective collaborative partners and on raising the profile and acceptance of SuperAntibody Technology.  Our cash requirements and prospective revenue will be largely governed by our ability to locate collaborative partners and negotiate agreements to license our SuperAntibody Technologies on favourable terms.

Our success will be dependent upon attaining widespread acceptance of our technology as a means of improving the effectiveness of monoclonal antibodies for therapeutic purposes.  Since SuperAntibody Technology is not yet considered proven technology, our ability to secure collaborative partners will be dependant largely on our ability to provide scientific validation for the multiple uses of our platform.  This, in turn, will be highly dependant upon the specific results of our various collaborative research and development efforts.  We have recently completed our work on the initial antibody under the R&D and Licensing Agreement with Corixa and the results demonstrated, with the first antibody under evaluation, that SuperAntibody Technology could significantly increase the ability to induce apoptosis or cell suicide of cancer cells compared to the original, parental antibody.  If favourable results are obtained for our SuperAntibody Technologies in connection with more antibodies, we anticipate it will be much easier for us to secure other collaborative partners, which will in turn increase our potential revenue from licensing and research management fees.  To date, we have not received any such revenue other than restricted shares of Protokinetix, Inc. (see Item 4 B. “Business Overview – Our Collaborative Agreements”).

We may also, where funding allows, as a secondary strategy, acquire rights to antibodies which we will then conjugate as “Super Antibodies” using our SuperAntibody Technology to concurrently develop additional products and technologies.  We do not have sufficient capital and other resources to independently develop and commercialize a monoclonal antibody based product at this time, and will need to raise additional capital to fund our internal research and development efforts if we choose to pursue this strategy.  We have entered into an agreement, with Immune Networks Ltd. (“IMM”), which provided for a sub-license of the 1F7 antibody.  IMM is currently in default of its agreement and consequently we may not have the license rights to 1F7 which our agreement with IMM provides for.  Since we do not intend to actively purse the direct independent development of SuperAntibody Technologies enhanced antibodies at this time, we do not anticipate this default will significantly affect our current operations.

In October of 2004, we acquired specific antibodies to treat Coronary Heart Disease and Chronic Viral Diseases from ImmPheron Inc.  The antibodies are in the late preclinical stage of development and have demonstrated efficacy in highly relevant animal models of human disease.  We believe these antibodies are ideal candidates for potency enhancement and potential commercialization using SuperAntibody Technology.  The acquisition of these antibodies will expand our activities to include the application of SuperAntibody Technology to development of our own product candidates for eventual licensing to pharmaceutical partners.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to secure collaborative arrangements with biotechnology companies until such time as we are able to realize licensing and/or management fees from such arrangements sufficient to fund our operations.

While we do not presently fund clinical trials or incur the other typical expenditures associated with research, development and commercialization of pharmaceutical products, we do now use the facilities at ImmPheron on a contractual basis and engage in preliminary research activities related primarily to SuperAntibody Technologies enhancement for specific antibody candidates and to enhance patent protection for our technology, which we expect to continue and to increase proportionately to our business development activity in seeking new collaborative arrangements, although we expect to also earn revenue in the form of research management and advance licensing fees to cover a portion of such expenditures as occurred.  We do not presently own any research facilities and all research and development work has been performed under contract or in research facilities owned by our collaborative partners, and anticipate we will be able to continue to do so.  As a result of our approach, we do not anticipate we will be required to invest in our own research and development staff and facilities beyond current contract arrangements, although we expect expenditures will increase as we seek to enter other collaborative arrangement, or as the need for further development of our SuperAntibody Technology becomes apparent.  If we are not able to secure collaborative partners with suitable antibody products and the resources necessary to fund a collaborative research and development program of a SuperAntibody Technologies enhanced antibody product, or if we in the future discover or are offered the rights to an antibody which may have attractive potential uses, but for which we are not able to find a suitable partner for collaborative product development, we may have to re-evaluate our strategy and, at that time, determine whether we ought to enter into direct research and development of SuperAntibody Technologies enhanced anti-body products.  This would require extensive investment in research and development staff and facilities which is beyond our current resources and which we may not be able to obtain funding for at that time.

Significant Accounting Estimates

We have adopted a number of accounting policies which require the making of a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the enclosed audited and unaudited financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Effect of Acquisition of InNexus

On December 5, 2001, we entered into a share exchange agreement pursuant to which we agreed to acquire, by way of exchange of shares of all of the issued shares and convertible notes of InNexus Inc. (the “Share Exchange”).    On June 27, 2003, we completed the Share Exchange and subsequently changed our name to InNexus Biotechnology Inc.  For purposes of financial reporting, the Share Exchange has been reported in accordance with accounting principles applicable to a reverse takeover which results in the following:

(a)

The consolidated financial statements of the combined entities are issued under our name but are considered a continuation of the financial statements of our legal subsidiary, InNexus Inc.;

(b)

As InNexus Inc. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in our financial statements at their historical carrying values; and

(c)

Control of our assets and liabilities is deemed to have been acquired by InNexus Inc.  The fair value of the cost of the purchase is $220,681 and is equal to the net book value of the assets acquired from us as outlined in Note 4 of our consolidated financial statements for the year ended June 30, 2004.

Revenue Recognition

Revenue to date has primarily been derived from licensing fees (which are comprised of initial upfront fees) and research and development collaboration payments from collaborative licensing arrangements.  Initial fees received which require our ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with our strategic partners.  Research and development funding generally compensates us for non-clinical and clinical expenses related to the collaborative development programs for certain of our jointly developed product candidates and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

For the financial year ended June 30, 2004, we received 1.6 million restricted shares of Protokinetix, Inc. in payment of a licensing fee, for which we recognized $266,667 as revenue, being the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement.  Since we are unable to sell these shares at this time, the amount of revenue recorded may be different from that which we eventually realize from their sale.  There is no assurance that we will be able to sell the shares for the price recorded as revenue or at all.  If we do not realize the recorded price or greater, our net losses will be increased by up to $266,667, less any net amount actually realized upon sale of these shares.  (See Item 5.A – “Year Ended June 30, 2004”).

Going Concern Assumption

We are a development stage enterprise and have not yet commenced commercial operations.  Our financial statements have been prepared on the going concern basis, which presumes we will be able to realize our assets and discharge our liabilities in the normal course of operations for the foreseeable future.  We have a history of losses; and have not yet generated any revenues (other than restricted shares of Protokinetix, Inc.).  Our continuation as a going concern is uncertain and dependent on successfully bringing our technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain our operations, the outcome of which cannot be predicted at this time.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of our technologies.  Our financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations.

Amortization

Equipment is recorded at cost and amortization is provided on a declining-balance basis at 30% per annum, commencing from the time the equipment is put in use.  Research costs are charged as an expense in the period in which they are incurred.  Development costs are charged as an expense in the period incurred unless we believe a development project meets generally accepted criteria for deferral and amortization.  Once we believe a development project meets the criteria for deferral and amortization, we defer further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold.  At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.  The costs of acquiring technology, trademarks, patents and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives.  The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to net recoverable amount when considered necessary.

The carrying value of technology rights does not necessarily reflect present or future values.  The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

Compensation

We have a stock option plan which is described in note 9(e) to our Audited Financial Statements.  Effective July 1, 2003, we adopted a new method to account for stock based compensation and other stock based payments.  Under the new standard, stock-based payments to employees and non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2003, are accounted for using the fair value based method.   Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically re-measured during the vesting period as the options are earned.  Any changes therein are recognized over the period and in the same manner as if we had paid cash instead of paying with or using equity instruments.  The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period.  The calculation of fair value includes a number of estimates and judgments including the period over which the options will be outstanding prior to exercise and the volatility in our stock price over that period from the date of grant.

Prior to this change, we accounted for grants to employees and directors using the settlement method, under which no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices.  Consideration paid by employees on the exercise of stock options is recorded as share capital.

A.

Operating results

Recent Developments

We are primarily focused on the licensing of SuperAntibody Technology to biotechnology companies involved in the development of potential products based on monoclonal antibodies.  Our success is dependent upon attaining widespread acceptance of our technology as a means of improving the effectiveness of monoclonal antibodies for therapeutic purposes.

At the present time, monoclonal antibodies are being actively pursued by a large number of biotechnology companies as a means of treating a number of conditions, most notably various forms of cancer.  Should monoclonal antibody technology prove to be unsuccessful in targeting these cancers and sufficient efficacy to achieve FDA approval for marketing, or an alternative therapy prove to be more effective, then we may find it more difficult to secure interest in licensing our technology from potential partners in the biotechnology field.  In addition, should current licensing initiatives that we have underway, such as the research and development with Corixa, not result in the licensing of SuperAntibody Technology and the initiation of clinical trials involving an SuperAntibody Technology modified antibody in a timely fashion, then we will be required to spend additional funds on research and development to achieve the milestones required to initiate license payments.  As such, it is very important that we receive industry acceptance of SuperAntibody Technology in a timely fashion in order for us to secure licensing revenue and be able to attract other potential licensors and the equity capital necessary to maintain our research and development efforts.

The following summary should be read in conjunction with our financial statements and accompanying notes attached thereto.

Year ended June 30, 2004 compared to year ended June 30, 2003

During the year ended June 30, 2004, we incurred a loss of $925,913 as compared to a loss of $466,862 for the year ended June 30, 2003.  The significant changes during the current fiscal period compared to the year ended June 30, 2003 are as follows:

During fiscal 2004 we received license fees of $266,666 and interest of $1,248 with no license fees or interest income having been received during the same period a year prior.

We incurred amortization expense of $54,100 during the year ended June 30, 2004 for amortization of technology rights ($52,816) and office equipment ($1,284), with technology rights acquired on June 27, 2003 now being amortized on a straight-line basis over a five year period.  Only amortization expense of $1,284 for office equipment was incurred during fiscal 2003.

Bank charges and interest incurred during fiscal 2004 was reduced to $1,799 from the $58,939 incurred during fiscal 2003 for interest accrued on outstanding loan obligations that were subsequently extinguished on completion of the Share Exchange in June 2003.

Consulting fees increased to $268,875 during fiscal 2004 as a result of increased expenditures for web site development, market-making, investor relations services and business development consultants following completion of the Share Exchange in June, 2003.  This compares to consulting fees of $5,468 incurred for web site maintenance during the same period a year prior.

During fiscal 2004, we incurred legal and accounting fees of $105,128 for general corporate matters and preparation of the Form 20-F registration statement we filed with the SEC on March 30, 2004.  This compares to legal and accounting expenses incurred during fiscal 2003 of only $17,500 for general corporate matters.

During the year ended June 30, 2004 we incurred management fees of $60,000 to a private company controlled by a director and officer.  This compares to $60,606 paid to a different director for similar services during fiscal 2003.

During fiscal 2004, office and administration expenses increased to $53,887 from the $2,168 incurred during fiscal 2003 due to the increased costs of being a public company and communicating with shareholders.

Research consulting fees of $80,805 were incurred to a related party during fiscal 2004 as compared to $66,667 being paid for these research services during the same period a year prior.   During fiscal 2004, research consulting fees of $273,364 were paid to ImmPheron Inc. as compared to $211,258 being paid during fiscal 2003.  A total of $46,325 paid to others for research consulting during the current year was comprised mainly of patent filing work, as compared to $44,862 having been paid during fiscal 2003 for research and development work done by outside consultants.

Stock-based compensation expense of $107,836 was recorded during fiscal 2004 with respect to options that were granted to employees, directors and consultants during the period.  This compares to stock-based compensation expense of $21,955 incurred for options granted to non-employee consultants during fiscal 2003.  During fiscal 2004 we changed our accounting policy for stock-based compensation to record the fair value of all options granted in accordance with revised guidance from the Canadian Institute of Chartered Accountants.

Telephone expense increased to $11,544 during fiscal 2004 from the $2,538 incurred during fiscal 2003 due to increased levels of business development activity during the current period.

Transfer agent and filing fee expense of $32,325 was incurred during the current fiscal year, with no transfer agent or filing fees incurred during fiscal 2003, when InNexus, Inc., was still privately held.

Travel expenses of $79,802 were incurred during fiscal 2004 as compared to travel expenses of $1,027 being paid during fiscal 2003.  This was due to increased levels of business development activity during the current period.

During fiscal 2004, we incurred a gain on foreign exchange of $258, which reduced the loss for the year to $925,913.  This compares to a gain on foreign exchange of $41,483 during the prior fiscal year as a result of an increase in value of the Canadian Dollar compared to the U.S. dollar during that period, which served to reduce the loss for that fiscal year to $466,862.

Year ended June 30, 2003 compared to the six-month period ended June 30, 2002

Throughout almost the 12 months ended June 30, 2003, we were involved in completing the Share Exchange (which completed on June 27, 2003) which required us to incur a significant number of one-time expenses related to the transaction, particularly those related to fulfilling corresponding regulatory requirements.  In addition, we significantly limited our operational activities until after completion of the public financing completed at the same time.  As a result, the historical results obtained in this period are not reflective of financial results we anticipate on an ongoing basis.  In particular, we note as follows:

During the year ended June 30, 2003, we incurred a loss of $466,862, compared to a loss of $256,878 for the six-month period ended June 30, 2002 (an annualized amount of $513,756).  The significant changes during fiscal 2003 compared to the six-month period ended June 30, 2002 (other than fiscal 2003 being a full year) are as follows:

Bank charges and interest incurred during the year ended June 30, 2003 of $58,939 increased slightly, on an annualized basis, from the $25,351 incurred during the six month period ended June 30, 2002 due to additional loan amounts outstanding.

Consulting fees of $5,468 were incurred during the year ended June 30, 2003 for web site development and maintenance.  No similar expenses were incurred during the six month period ended June 30, 2002.

During the year ended June 30, 2003, we incurred legal and accounting fees of $17,500 with respect to preparation of the documentation necessary for the proposed Share Exchange, as compared to $1,333 incurred during the six-month period ended June 30, 2002, representing an annualized amount of $2,666.

During the year ended June 30, 2003, we incurred management fees of $60,606 to a director.  This compares to nil incurred during the six months ended June 30, 2002.

During the year ended June 30, 2003, we incurred office and administration expenses of $2,168, which represents a decrease from the $3,204 incurred during the six-month period ended June 30, 2002.  Office rent of $3,611 incurred during the year ended June 30, 2003 represented a slight reduction, on an annualized basis, from the $2,033 incurred during the six month period ended June 30, 2002.

Research consulting fees totaling $322,787 were incurred during the year ended June 30, 2003.  This amount included $66,667 paid to related parties, which is reduced, on an annualized basis, from the $55,980 spent during the six month period ended June 30, 2002.  A total of $211,258 was paid to ImmPheron during the current year, which represents an annualized increase from the $81,434 paid during the six-month period ended June 30, 2002.  This represents additional development work and research and development done on SuperAntibody Technology in preparation for licensing of SuperAntibody Technology to corporate partners, and has resulted in additional patent filings on applications of SuperAntibody Technology for our benefit.  A further $44,862 was spent with other consultants on research on SuperAntibody Technology during the year, which represents an annualized reduction from the $57,339 paid during the six month period ended June 30, 2002 and was due to more of the work being done by ImmPheron during the current period.

Stock-based compensation expense of $21,955 was recorded during the year ended June 30, 2003 with respect to 140,000 options that were granted to non-employees and vested during fiscal 2003.  InNexus Inc. did not grant any options during the six-month period ended June 30, 2002.

Travel expenses of $1,027 were incurred during the year ended June 30, 2003, which represents a significant reduction from the $18,306 (annualized amount of $36,612) paid during the six-month period ended June 30, 2002.  This was due to spending restraints imposed by our management to conserve cash while waiting for the completion of the Share Exchange and concurrent financing.

We recognized a foreign exchange translation gain during the year ended June 30, 2003 of $41,483 due to the increase in the value of the Canadian dollar against the U.S. dollar during the period.  This compares to a foreign exchange loss of $528 incurred during the six-month period ended June 30, 2002.

Six month period ended June 30, 2002 compared to year ended December 31, 2001

For the six month period ending June 30, 2002, the operations of InNexus Inc. were funded predominantly by loans provided by Cusil Venture Corporation, which totaled $294,199 as at June 30, 2002.  To conform with budgets established by Cusil Venture Corporation as a condition of the loans, InNexus Inc. reduced its level of general and administrative expenditures for automobile expense to $4,979 (an annualized amount of $9,958) from the $15,094 incurred during the year ended December 31, 2001), meals and entertainment to $3,052 (an annualized amount of $6,104) from $19,067 in fiscal 2001, office and administration of $3,204 ($6,408 annually) from $11,232, telephone of $2,420 ($4,840 annually) from $8,694, legal and accounting of $1,333 ($2,666 on an annualized basis) from $7,400, with miscellaneous expenses completely eliminated, as compared to $21,041 incurred during the year ended December 31, 2001.  On an annualized basis, rent expense increased to $2,033 ($4,066 annually) during the six month period ended June 30, 2002 from the $2,500 incurred during the year ended December 31, 2001, with wages and benefits increased to $919 for the six month period ended June 30, 2002 ($1,818 annualized) from the $1,629 incurred during the year ended December 31, 2001.

Bank charges and interest expense for the six month period ended June 30, 2002 increased to $25,351 (an annualized amount of $50,752) from the $14,319 incurred during the year ended December 31, 2001 due to interest accrued on the advances from us and the loan payable to IMM.

Travel expense of $18,306 was incurred during the six month period ended June 30, 2002, representing an annualized amount of $36,612 for attendance at trade shows and for meetings with prospective industry partners for SuperAntibody Technology.  This compares to an expenditure of $314 during the year ended December 31, 2001.

After taking into account a foreign exchange loss of $528, we incurred a loss of $256,878 during the six month period ended June 30, 2002, an annualized amount of $513,756.  This compares to a loss, after a foreign exchange loss of $27,406, of $313,560 during the year ended December 31, 2001.

B.

Liquidity and Capital Resources

We are at an early stage of our development and, at present, have no material source of operating revenue, no lines of credit and no current sources of external liquidity.  Our ability to continue as a going concern is dependent upon our ability to earn revenue through corporate collaborations and licensing arrangements, raise equity capital or borrow to meet our working capital requirements.  We will require substantial additional capital resources to further pursue our business strategy of licensing our technology to other biotechnology companies under collaborative research and development arrangements.  Until such time as we are able to realize licensing and/or management fees from such arrangements sufficient to fund our operations, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund operations as currently anticipated until June 30, 2005 and additional funds on an ongoing basis until we are able to establish adequate revenue from our proposed collaborative arrangements.  We do not expect to be able to commercialize our jointly developed product candidates or complete all of our current clinical studies during this period.  Accordingly, unless we are able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.

Cash Flow

Working Capital:  At June 30, 2004, we had current assets of $489,688 and current liabilities of $138,170, for working capital of $351,518.  This compares to current assets and current liabilities at June 30, 2003 of $328,218 and $191,114 respectively, for working capital of $137,104.

Current Assets: Current assets at June 30, 2004 were comprised of cash on hand of $427,220, prepaid expenses and accounts receivable of $62,468.  At June 30, 2003, current assets were comprised of cash of $309,362 and accounts receivable of $18,856.

Investments: At June 30, 2004 we held 1,600,000 restricted shares of Protokinetix Inc. which are restricted from trading until October 31, 2004.  These shares are being carried at a book value of $266,667 which represented their quoted market value on the OTC Bulletin Board at the time of issuance, being US$0.12 per share.  At June 30, 2004, these shares had a value, based on the trading price of Protokinetix Inc. at that time, of US$1,440,000.  As at November 30, 2004, Protokinetix Inc. shares were trading at US$0.60 per share, which would have these shares valued at approximately US$960,000 as at that date.  There is no assurance that we will be able to sell the shares for the price at which they were recorded as revenue or at all.

Short and Long-term debt  Current obligations at June 30, 2004 included accounts payable and accrued liabilities of $62,634, amounts due to related parties of $21,636 and the current portion of the amount due to ImmPheron Inc. (for the acquisition of SuperAntibody Technology) of $53,900.   The amounts due to related parties are comprised of management and consulting fees due to officers but accrued in order to conserve cash.  It is anticipated that these amounts will be paid from subsequent financings, proceeds from the exercise of options and warrants, or revenue received from technology licensing arrangements.  This compares to current liabilities at June 30, 2003 of $191,114 which is comprised of accounts payable and accrued liabilities of $131,402, amounts due to related parties of $5,812 and the current portion of the amount due to ImmPheron Inc. of $53,900.

Long-tem debt at June 30, 2004 was comprised of $53,820 remaining as due to ImmPheron Inc. for the acquisition of SuperAntibody Technology, compared to $107,720 due to ImmPheron Inc. as at June 30, 2003.

Private Placements and Equity Offerings: In January 2004, we completed a private placement of 2,800,000 units at $0.21 for gross proceeds of $588,000.  In November 2004, we completed a private placement of 2,090,000 shares at $0.45 per share for gross proceeds of $940,500.  To November 30, 2004, we also received an additional $651,731 from the exercise of outstanding share purchase warrants, broker warrants and stock options.

We believe that funds currently on hand are sufficient to cover our operations until June 30, 2005, but we will require additional funds, which we anticipate obtaining from the sale of our securities, to sustain operations after that time.  We now have 2,575,000  share purchase warrants exercisable at $0.27 until January 13, 2006, 154,114 agents warrants exercisable at $0.25 until June 27, 2005, and 193,000 finders warrants exercisable at $0.45 until November 5, 2006 outstanding.  In addition, we also have 990,000 outstanding incentive stock options exercisable at $0.25 per share until June 26, 2005; 55,000 incentive stock options exercisable at $0.25 per share until September 2, 2005; 145,000 incentive stock options exercisable at $0.25 per share until December 11, 2005; 80,000 incentive stock options exercisable at $0.35 per share until March 25, 2006; 100,000 incentive stock options exercisable at $0.45 per share until April 14, 2006, 150,000 incentive stock options exercisable at $0.41 per share until May 27, 2006 and 100,000 incentive stock options exercisable at $0.26 per share until August 17, 2006.  See Item 10. A “Share Capital”.  There is no assurance that we will be able to complete all or any such private placements or that the existing warrant or option holders will exercise all or any portion of their warrants or options.  If we are not successful in securing such funds we will have to severely curtail or even suspend our anticipated operations after June, 2005.

Cash increased by $117,858 during the year ended June 30, 2004 compared to an increase of $304,151 during the year ended June 30, 2003.   The increase in cash in 2004 was the result of funds received on completion of a private placement in January, 2004, the exercise of warrants and options for total cash proceeds of $1,330,789, and advances from related parties of $15,824, offset by negative cash flow from operations of $1,143,023, the purchase of equipment of $31,832, and payments to ImmPheron of $53,900 on outstanding debt.  The increase in cash during the year ended June 30, 2003 was the result of the issuance of shares in a Short Form Offering for net proceeds of $790,109 and advances from Cusil prior to completion of the Share Exchange totaling $254,466, offset by negative cash flow from operations of $658,815, the purchase of technology rights for $67,455 and repayments to related parties of $14,737.

YEAR ENDED JUNE 30, 2003 COMPARED TO SIX MONTH PERIOD ENDED JUNE 30, 2002

At June 30, 2003, we had working capital of $137,104 as compared to a working capital deficit of $717,056 at June 30, 2002.  Current assets at June 30, 2003 were comprised of cash on hand of $309,362 and accounts receivable of $18,856, with current assets at June 30, 2002 comprised solely of cash of $5,211.  Current liabilities on June 30, 2003 included $131,402 in accounts payable, an amount due to related parties of $5,812 and the current portion of the amount due to ImmPheron, Inc. (for the acquisition of SuperAntibody Technology) of $53,900.  This compares to current liabilities on June 30, 2002 of $722,267, which included accounts payable of $5,950, an amount due to related parties totaling $197,915, a loan payable of $224,203 (inclusive of accrued interest) and a promissory note payable to Cusil Venture Corporation of $294,199.

Included in our liabilities at June 30, 2003 is the non-current portion of the amount due to ImmPheron Inc. for the acquisition of SuperAntibody Technology of $107,720.

Cash increased by $304,151 during the year ended June 30, 2003 compared to a decrease of $3,775 during the six-month period ended June 30, 2002.  The increase in cash in 2003 was the result of negative cash flow from operations of $658,815, the acquisition of technology rights for $67,455 and repayment of loans from related parties of $14,737, offset by the receipt of funds advanced by Cusil Venture Corporation under a promissory note of $254,466 and the issuance of shares for cash, net of offering costs, of $790,109.  The decrease in cash during the six-month period in 2002 was the result of negative cash flow from operations of $230,760 and the acquisition of technology rights and equipment for $14,281, offset by advances from Cusil Venture Corporation of $234,181 and loans from related parties of $7,085.

Anticipated Capital Requirements For Next 12 Months

We believe that funds currently on hand are sufficient to cover our operations until June 30, 2005, but we will require additional funds, which we anticipate obtaining from the sale of our securities, to sustain operations after that time.  We will require additional equity funding in order to sustain our operations after that date unless we are able to realize funds from the sale of all, or a portion, of the 1.6 million restricted shares of Protokinetix Inc.  The Protokinetix shares are restricted securities and may only be sold pursuant to an effective registration statement under the Securities Act of 1933, or an exemption from such registration such as Rule 144 after a one year hold period on November 2004, subject to volume and other limitations.  There is no assurance that we will meet the requirements for resale of these securities at the time such restrictions expire nor is there any assurance that there will be a market for such securities at the current prices or at all.  Accordingly, there can be no assurance that we will be able to realize any funds on the disposition of these shares.

Our anticipated cash requirements for the year are primarily comprised of the obligations listed under Section F “Tabular Disclosure of Contractual Obligations” and other operating expenses in the normal course of business.  These include consulting and management fees to officers for the year totaling $316,000 and annual R&D consulting fees of $238,410 due to our research and development contractor, ImmPheron Inc., to ensure their continued assistance in the development and marketing of SuperAntibody Technology.  The amount budgeted for ImmPheron Inc. is based on the current research and development agreement with Corixa and internal R&D  requirements; this amount may need to be increased to support any additional licensing initiatives that we may elect to undertake as a result of our marketing efforts.

We had also committed to acquiring additional laboratory equipment for use by ImmPheron Inc. totaling $110,000 in January, 2005.

  We have committed to $5,125 per month to Beloud Management until April 30, 2005 for market making services.

We have budgeted $2,500 per month for public company expenses, inclusive of transfer agent services, filing fees and legal services and $18,000 per month for investor relations services and shareholder communications. A further $20,000 has been budgeted annually for accounting and audit services

We have budgeted $10,000 per month for travel, with $4,000 per month budgeted for office rent, telephone and general office expenses.

Long-term Capital Requirements

In order to fund our operations after June 30, 2005, we will require approximately $1,150,000 per annum, based on historic operating budgets and revenues and current staff levels.  We will need to secure additional equity funding to satisfy this expenditure requirement, in the absence of significant licensing revenue or research and development funding support from our collaborative partners.

C.

Research and development, patents and licenses, etc.

From incorporation in July, 1997 through 1998, InNexus Inc. spent $289,605 on research and development.  During 1999 and 2000, InNexus Inc. was relatively inactive, with significant expenditures only beginning to be incurred in 2001 related to relationships being developed with IMM, for the development of monoclonal antibodies held by that company and ImmPheron, Inc. with respect to initial discussions relating to the establishment of a joint venture for further developing SuperAntibody Technology.  As these relationships developed, increased levels of expenditure were incurred by InNexus Inc. through 2001, resulting in agreements being entered into with ImmPheron Inc. in June, 2001 and with IMM in June, 2002.

During the six month period ended June 30, 2002, consulting fees related to research on SuperAntibody Technology of $55,980 were incurred with related parties, an additional $81,434 spent with ImmPheron Inc. and $57,339 spent with others; there was nothing spent in these categories during the same period a year prior, when $91,500 was spent with IMM related to research on antibodies held by that company (2002 – nil).  During the year ended June 30, 2003, we incurred consulting fees related to research on SuperAntibody Technology of $66,667 with related parties, with $211,258 spent with ImmPheron and $44,862 spent with others.  A further $400,494 was spent on research on SuperAntibody Technology during the year ended June 30, 2004, with this total comprised of $80,805 spent with related parties, $273,364 spent with ImmPheron and $46,325 spent with others.  We anticipate continuing to spend approximately $33,000 per month during fiscal 2005, with the level of expenditure dependent on the nature of the specific collaborative arrangements we may enter into during the period.

D.

Trend information.

We believe there is a well-established trend in the biotechnology industry toward the development of new pharmaceutical products based on monoclonal antibodies which, now represent the largest sector in the industry in terms of product approvals and pending approvals.  We expect this trend will continue and this sector will expand by up to ten times over the next decade.  We believe the biggest growth in the monoclonal antibody sector will be the creation of second generation antibodies through the use of various antibody improvement technologies such as our SuperAntibody Technology.  We also note that there appears to be a trend toward increased regulation of potential pharmaceutical products and we expect this trend to continue for the foreseeable future, resulting in increased time and cost to develop and commercialize new products.  One effect of this trend is to decrease the effective patent life of the product when it reaches commercialization, often by ½ to 2/3 of normal patent life.  Since we may be able to create new chemical entities through enhancement or modification of existing antibodies using our SuperAntibody Technology, we may be able to offer prospective commercial collaborators the ability to effectively patent protection.  We anticipate this factor to increase, which will in turn require our continued research and development of SuperAntibody Technology with a view to prosecuting new patents and patent applications to enhance our intellectual property protection for SuperAntibody Technology.

We intend to focus on the business now carried on by InNexus Inc.  We will continue to expand our intellectual property base through our ongoing research and development efforts with our existing corporate collaborators to facilitate the attraction of corporate partners.  As funding allows and we are able to acquire SuperAntibody rights to existing antibodies, we will seek to fund our development through project specific financing including joint ventures and limited partnerships.  If successful, we will be able to accelerate our own product development schedule and add further verification to potential partners of the utility of SuperAntibody Technology.

At the present time, monoclonal antibodies are being actively pursued by a large number of biotechnology companies as a means of treating a number of conditions, most notably various forms of cancer.  Should monoclonal antibody technology prove to be unsuccessful in targeting these cancers with sufficient efficacy to achieve FDA approval for marketing, or be supplanted by an as-yet undiscovered technical approach, then we may find it more difficult to secure interest in licensing our technology from potential partners in the biotechnology field.  In addition, should current licensing initiatives that we have underway, such as the research and development with Corixa, not result in the licensing of SuperAntibody Technology and the initiation of clinical trials involving a SuperAntibody Technology modified antibody in a timely fashion, then we will be required to spend additional funds on research and development to achieve the milestones required to initiate license payments.  As such, it is very important that we receive industry acceptance of SuperAntibody Technology in a timely fashion in order for us to secure licensing revenue and be able to attract other potential licensors and the equity capital necessary to maintain our research and marketing efforts.

E.

Off Balance Sheet Arrangements.

Since we do not currently have our own research and development staff and facilities, we are instead relying on third party contractors such as ImmPheron Inc.  In consideration for the use of their facilities, we have agreed to guarantee the lease that ImmPheron Inc. has entered into for the premises located at Lexington, Kentucky.  The lease is for a term of 5 years commencing December 1, 2004.  At anytime after December 1, 2007, ImmPheron Inc. may terminate the lease on 90 days written notice.  The rent for the first 12 months will be US$2,513.75 per month.  The rent for the following 12 months will be US$3,351.66 per month.  The rent will be US$4,189.58 per month for the remaining term of the lease.  If there is any default by ImmPheron under the lease, the landlord will first proceed against ImmPheron before it will pursue any right or remedy it may have under the lease against us.  The only other off-balance sheet arrangement we have is for office rent, which is under a verbal agreement that is cancelable on 30 days notice.

F.

Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as of June 30, 2004, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:
Due to ImmPheron Inc. (1)	$107,720	$53,900	$53,820
Capital (Finance) Lease Obligations	Nil	-	-	-	-
Operating Lease Obligations (2)	6,000	6,000	-	-	-
Purchase Obligations Equipment (3)	110,000	110,000	-	-	-
Commitments: (4) i) A. C. Morgan ii) G. Thurston iii) S. Rogers iv) Beloud Management v) Garth Likes vi) ImmPheron Inc.	108,000 108,000 60,000 51,250 40,000 238,410	81,000 81,000 51,2509 40,000 238,410	27,000 27,000 20,000 - - -	- - - - - - -	- - - - - - -
Other Long-term Liabilities	-	-	-	-	-
Total Contractual Obligations and Commitments:	$849,380	$721,560	$127,820	-	-

(1)

Represents US$80,000 that remains owing to ImmPheron Inc. pursuant to the purchase of rights to SuperAntibody Technology in June, 2003, payable as to four payments of US$20,000, with payments due every six months from closing.

(2)

Represents office rent of $500 per month, under a verbal agreement and cancelable on 30 days notice.

(3)

One time cost to purchase lab equipment for use by ImmPheron Inc. in conducting R&D on SuperAntibody Technology on our behalf.

(4)

Represents the following monthly commitments for the specified periods:

i)

A.C. Morgan: $6,750 per month for R&D services until October 31, 2005;

ii)

G. Thurston: $6,750 per month for business development services until October 31, 2005;

iii)

S. Rogers: $5,000 per month payable to West Oak Capital for management services until October 31, 2005, cancelable on 30 days notice;

iv)

Beloud Management: $5,125 per month for market making services until April 30, 2005;

v)

Garth Likes: $5,000 per month for sales and business development services from February 2004 until January, 2005, subject to termination on two weeks notice; and

vi)

ImmPheron Inc.: US$20,000 per month for R&D services to be provided for an 18 month period commencing Oct. 1, 2003 (7 months remaining as at November 30, 2004).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices as at November 30, 2004.  All of our directors are residents of Canada, with the exception of Alton C. Morgan, who is a resident of the United States.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Dr. Alton Charles Morgan 56 years old Seattle, Washington President, CEO, CSO and Director	President, InNexus, Inc. 1997 – present; Partner, Eagle International 1996 – present	June 30, 2003	June 30, 2003
Stuart Rogers 48 years old Coquitlam, British Columbia, Canada Director, Secretary and Chief Financial Officer	President, West Oak Capital Group, Inc.; Chief Financial Officer, Secretary and Director of InNexus Biotechnology Inc.	September 6, 2000	September 6, 2000
Gail Thurston, 44 years old North Vancouver, B.C., Canada VP Corporate Development and Director	Vice-President, InNexus, Inc., 1997–present Partner, Eagle International, 1996 - present	June 30, 2003	June 30, 2003
Thomas Wharton 61 years old Vancouver, B.C., Canada Director	Self-employed management consultant	N/A	December 18, 2000
Dr. Dennis Fowler 58 years old Raleigh, North Carolina Senior VP and Chief Medical Officer	Chief Medical Officer and VP, INC Research Inc., 1998-2001; President Pharmaceutical Consultants Inc., 1997 –1998	June 30, 2003	N/A
Garth Likes 55 years old Edmonton, Alberta VP Business Development	VP Business Development, InNexus Biotechnology Inc., February 2004 - present, Business Development Officer, Conjuchem Inc. 2001-2002, URRMA Biopharma, 2002-2004	January 15, 2004	N/A
Jeff Morhet 36 years old Phoenix, Arizona Vice President of Operations

VP Operations, InNexus Biotechnology, Inc., November 2004 – present, Vice President and General Manager, Zila Biotechnology Inc., 2002 – 2004, Product Marketing Director, Integrated Physician Networks, 1999 - 2002

		November 26, 2004	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.  The names, positions and business experience of our senior officers are as follows:

Dr. A. Charles Morgan, Ph.D. (age 56), President, Chief Executive Officer and Chief Scientific Officer – Dr. Charles Morgan, has held leadership positions in academia and government research.  Dr. Morgan, was instrumental in founding three publicly-traded, biotechnology companies, (NeoRx Corporation, Receptagen Corporation and InNexus Biotechnology Inc.) and has overseen integration of research and development, clinical development, GMP manufacturing, marketing and sales, and distribution functions for ethical and over the counter pharmaceuticals.  Dr. Morgan has also held leading positions at leading research organizations such as the Scripp’s Research Institute in La Jolla, CA, the National Cancer Institute in Frederick, MD, and is on the faculty at the University of Washington in Seattle, WA.  Dr. Morgan has over 100 peer-reviewed publications and is named as an inventor on over 60 patents and patent applications.

Dr. Morgan graduated from the University of Houston, Texas with a Master of Science degree in Biology in 1975 and earned his Ph.D. in Immunology from the Baylor College of Medicine in Houston in 1978.

Gail Thurston (age 44), Vice President Corporate Development – Ms. Thurston has been responsible for  overseeing and implementing the marketing of the SuperAntibody technology to the pharmaceutical community.  Ms. Thurston was formerly the Director of Corporate Communications from 1993 to 1996 for Receptagen Corp., a former TSE listed company that was involved in the biotechnology industry.  Ms. Thurston has performed corporate development and investor relations functions for a number of publicly traded companies as a consultant (Eagle International) over the last 5 years.  Ms. Thurston co-founded InNexus Inc. with Dr. Morgan in 1997.

Dr. Dennis Fowler, M.D., Ph.D. (age 58), Senior Vice President and Chief Medical Officer – Dr. Dennis Fowler, M.D., Ph.D., joined us in July, 2003 and has over 18 years experience in the pharmaceutical industry, working on diagnostics, pharmaceuticals and medical devices.  He has been responsible for creating and implementing clinical development programs, conducting Phase I-IV clinical trials, analyzing clinical trial results, preparing regulatory submissions to the FDA (CDRH, CBER, CDER) and providing medical support for marketing/sales.  Dr. Fowler has also been actively involved in device and drug in- and out-licensing and has also managed overseas clinical operations.  Dr. Fowler served as Director, Clinical Research and Development for Bristol-Myers-Squibb from 1991 to 1996.  He served as Vice-President, Clinical Research at Receptagen Corp. (December 1996- July 1997), Vice-President and Chief Medical Officer for INC Research, Inc. (July 1998 – June, 2001) and founder and Chief Operating Officer of Pharmaceutical Consultants Inc. (July 1997-present).  Dr. Fowler graduated from Rush Medical College, Chicago, Illinois (1984) with a PhD. in physiology and his MD in 1985.  He completed his residency training at the Mayo Clinic in Chicago, Illinois in 1998.

Stuart Rogers (age 48), Chief Financial Officer and Secretary - Mr. Rogers joined us in 2000 as a Director.  Prior to joining us and during this time, Mr. Rogers has been a director and/or officer of a number of TSX-V or OTCBB listed companies, including Moving Bytes, Inc. (Oct. 1995-June, 2003), Randsburg International Gold Corp. (July, 1998 to August, 2001), Sivercrest Mines Ltd. (January, 2001 – March, 2003) and Westfort Energy Ltd. (June, 1999 – Sept. 2001).  Currently, in addition to us, he is a director and/or officer of Consolidated Global Cable System Inc., AVC Venture Capital Corp., Randsburg International Gold Corp. and MAX Resource Corp., all TSX-V listed companies.  Mr. Rogers has extensive experience in assessing business opportunities, developing financial projections and strategies, designing acquisition strategies, dealing with financial institutions, contract negotiations, asset management and developing corporate growth strategies.  Mr. Rogers has been actively involved in all aspects of the negotiations and transactional structuring related to the Share Exchange and our activities, with a particular focus on strategic planning and financial control.  Mr. Rogers will be responsible for overseeing all of our financial aspects, including allocation of financial resources, raising of capital in the market and the budgeting process.

Thomas Wharton (age 61), Director – Mr. Wharton joined us as a director in December, 2000.  Mr. Wharton has been a self-employed health care management consultant since 1990.  Prior to that, he served as the administrator for the Vancouver Stock Exchnage listed companies Conquistador Mines Ltd. from October, 1989 to May, 1997 and as administrator for Bradner Resources Ltd. and Gold Canyon Resources Ltd. from October, 1989 to August, 1993.  In July 2004, Mr. Wharton joined the board of Consolidated Global Cable Systems, Inc., a TSX-V listed company.  Prior to 1989, Mr. Wharton worked full time in the healthcare industry, having obtained a Master's Degree in Health Administration from the University of Ottawa in 1978.  He was appointed Assistant to the President of the Ottawa Civic Hospital from Fall, 1978 until October, 1980.  From November 1980 until June 1983 he served as Administrator of the Cariboo Memorial Hospital in Williams Lake, BC.  From June, 1983 until April, 1989 he worked as Director of the Peterson Rehabilitation Centre and Rehab Services for the Workers Compensation Board of BC.

Garth Likes (age 55), Vice-President, Business Development - Mr. Likes holds a M.Sc. degree in Medical Microbiology from the University of Calgary (1979) and a B. Sc. in Microbiology/Biochemistry from the University of Alberta (1973).  Mr. Likes has over 15 years experience in business development with companies from Fortune 500 to start up/pre-IPO, with the majority of his experience being at the senior management level.  Mr. Likes was involved in the initial listing of Helix Bio Pharma Corp. (TSX: HPB) in 1994, eventually overseeing sales and marketing activities, with a staff of 22 and annual turnover of $15 Million.  Most recently, he has held business development positions at Conjuchem Inc. (May 2001 to May 2002) and URRMA Biopharma, (April 2002 to January 2004).  Both companies were based in Montreal, Quebec.

Jeff Morhet (age 36), Vice-President of Operations – Mr. Morhet graduated from Stephen F. Austin State University in with a Bachelor of Business Administration in 1992 and joined Baxter Healthcare Corporation where he managed the sale of medical supplies, capital equipment and specialty surgery supplies for the Scientific Products Division. In 1996, Mr. Morhet joined AtraZeneka Corporation as Commercial Manager of a start-up unit charged with creating leadership in the gastro intestinal and cardiovascular disease market segment.

In 1999, Mr. Morhet joined Integrated Physician Networks Inc. of Scottsdale, AZ as Product Marketing Director, where he led product and marketing teams responsible for the launch of the first large scale pharmaceutical technology video network.  In 2002, Mr. Morhet joined Zila, Inc. (NASDAQ: ZILA) of Phoenix, AZ where he launched and developed a wholly-owned subsidiary, Zila Biotechnology Inc., into a comprehensive research, development and licensing organization focused on an oncology drug platform.   As Vice President and General Manager, Mr. Morhet managed a fully independent operating unit headquartered in Arizona that included a 32,000 square foot lab, GMP Manufacturing, R&D/QA/QC, Warehousing and Distribution, Procurement and Finance functions, and a London, UK Sales, Marketing and Manufacturing business unit designed to deliver an approved oncology drug throughout Europe.

None of these individuals has any family relationship with any director or nominee for director or other member of our senior management.

B.

Compensation.

The following table sets forth all annual and long term compensation for services in all capacities to us and our subsidiaries for the last full financial year in respect to each of the individuals who were, as at the date of this report, our directors and senior management, and any employees such as scientists upon whose work we are dependent.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Dr. Alton Charles Morgan President, CEO and CSO	2004	Nil	Nil	$80,805	-330,000 shares @ $0.25 per share (1) - 50,000 shares @ $0.41 per share	Nil	Nil	Nil
Stuart Rogers Chief Financial Officer and Secretary	2004	Nil	Nil	$60,000	225,000 shares @ $0.25 per share (1) – -50,000 shares @ $0.41 per share (2)	Nil	Nil	Nil
Gail Thurston, VP Corporate Development	2004	Nil	Nil	$64,524	330,000 shares @ $0.25 per share (1) - 50,000 shares @ $0.41 per share (2)	Nil	Nil	Nil
Dr. Dennis Fowler Senior VP and Chief Medical Officer	2004	Nil	Nil	Nil	200,000 shares @ $0.25 per share (1)	Nil	Nil	Nil

(1) Options expiring June 27, 2005.

(2) Options expiring May 27, 2006.

Incentive Stock Options

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our qualified employees, directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange, and our Board of Directors.  At November 30, 2004, we have agreed to issue 1,460,000 incentive stock options to the following Directors, officers, employees and permitted consultants pursuant to our stock option plan:

Optionee	Position	Expiry Date	Number of stock options granted	Exercise Price
Dr. A. Charles Morgan	President, CEO, CSO & Director	June 27, 2005 May 27, 2006	200,000 50,000	$0.25 $0.41
Gail Thurston	Vice-President Corporate Development and Director	June 27, 2005 May 27, 2006	200,000 50,000	$0.25 $0.41
Dr. Dennis Fowler	Senior V.P. and Chief Medical Officer	June 27, 2005	200,000	$0.25
Stuart Rogers	Secretary, Chief Financial Officer and Director	May 27, 2006	50,000	$0.41
Norman van Roggen (2)	Manager, Corporate Communications	June 27, 2005	200,000	$0.25
Dr. Heinz Kohler	Consultant	June 27, 2005	20,000	$0.25
Dr. Sybille Muller	Consultant	June 27, 2005	20,000	$0.25
David L. Morgan	Consultant	June 27, 2005	50,000	$0.25
Dr Heinz Kohler	Scientific Advisor	September 2, 2005	25,000	$0.25
Dr Ralph Reisfeld	Scientific Advisor	September 2, 2005	25,000	$0.25
Roxanne Hollon	Consultant	September 2, 2005	5,000	$0.25
Roderick Christie	Consultant	December 11, 2005 August 17, 2006	85,000 100,000	$0.25 $0.26
Garth Likes	V.P. Business Development	April 14, 2006	100,000	$0.45
Thomas Wharton	Director	March 25, 2006	50,000	$0.35
Michael Russ	Consultant	March 25, 2006	30,000	$0.35
		TOTAL	1,460,000

Under the terms of the stock option plan, the options will be subject, among other things, to the following provisions:

1.

the optionee (the “Optionee”) must be an individual (an “Individual Optionee”) who is one of our Employees, Directors, Management Company Employees or Consultants (as those terms are defined under applicable policies of the TSX-V) and who is not otherwise prevented from receiving the option under applicable TSX-V Policy, or a corporation, all of the shares of which are held by one or more such individuals (an “Eligible Person”), at the date the option is granted (the “Date of Grant”);

2.

the option is not transferable or assignable except by will or by the laws of descent and distribution;

3.

the option may only be exercised, to the extent entitled, while the Individual Optionee is a Eligible Person and has continuously been so since the Date of Grant;

4.

The option will terminate

(a)

Thirty days after the Optionee ceases to be an Eligible Person for any reason (other than death);

(b)

one year after the Optionee’s death (or, if the optionee is a corporation, the death of the individual which qualified the corporation to be an Eligible Person) provided that option may be exercised prior to that time by the person otherwise lawfully entitled to do so by the laws of descent and distribution

C.

Board practices.

Our board of directors consists of four members, the terms of which expire at the general meeting of shareholders to be held in each year.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the board of directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

Our Board of Directors has established an audit committee, a compensation and appointments committee and a scientific committee. The functions of these committees are described below.

OMB Number:  3235-0288

Audit Committee

The audit committee is responsible for reviewing the following:

•

annual and interim financial statements,

•

internal control procedures,

•

appropriateness of accounting policies,

•

internal audit procedures and reports,

•

major litigation on an annual basis,

•

any issue liable to have a material financial or accounting impact, and

•

appointment of our statutory auditors.

In 2004, the members of the audit committee were Messrs. Thomas Wharton and Stuart Rogers and Ms. Gail Thurston.

Scientific Committee

The scientific committee is responsible for the following:

•

advising the Board of Directors about the development of technologies that may influence our operations;

•

advising the Board of Directors on the direction of our research and development; and

•

assisting in addressing technical issues facing our business.

In 2004, the members of the scientific committee were Doctors Alton C. Morgan, Heinz Kohler, Ralph Reisfeld and Dennis Fowler.

Our directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

We have entered into employment agreements with two of our directors, Dr. Alton C. Morgan and Gail Thurston.  The agreements for Dr. Alton C. Morgan and Gail Thurston initially provided for an annual base salary of US$60,000 and US$48,000 respectively plus incentive stock options which are granted at the discretion of our board of directors.  The prescribed form of employment agreement provides, among other things, as follows:

a) The employee is restricted from disclosing any confidential information which the employee receives access to or develops in the course of his or her employment;

b) All work, research or development produced or created by the employee of a technical, scientific or business nature pertinent to our business belongs to us and all rights therein are assigned to us; and

c) The employee will, for a period of 12 months following notice of termination of his or her employment, refrain from competing with us or soliciting any customer or prospective customer or any person who is one of our  officers, Directors, employees or agents at the date of such termination.

Except for the incentive stock options mentioned above, we do not have any retirement, pension, profit-sharing or such similar plans and none are proposed at the present time.

D.

Employees.

As of November 30, 2004, we had 9 employees, including our directors and officers.  A summary of employees over the last three fiscal years is set out below.  Most of the employees during 2004 were employed with our Seattle office.  None of our employees are represented by unions or covered by collective bargaining agreement.

Fiscal Year ending	Category of Activity	Number of Employees per Category and Total at Fiscal Year End
June 30, 2004	Research and development	2
	Sales, Marketing and Administration	7
	Total:	9
June 30, 2003	Research and development	2
	Sales, Marketing and Administration	5
	Total:	7
June 30, 2002	Research and development	2
	Sales, Marketing and Administration	2
	Total:	4

E.

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of November 30, 2004.

Name	Number of our Shares Owned	% of Shares Owned at Nov30, 2004	Incentive Stock Options Owned
			# of Shares under Option	Expiry Date	Exercise Price
Dr. A. Charles Morgan	3,997,188 (1)(3)	14.18%	200,000 50,000	June 27, 2005 May 27, 2006	$0.25 $0.41
Gail Thurston	4,042,072 (2)	14.34%	200,000 50,000	June 27, 2005 May 27, 2006	$0.25 $0.41
Dr. Dennis Fowler	Nil	Nil	200,000	June 27, 2005	$0.25
Stuart Rogers	826,975 (4)	2.93%	50,000	May 27, 2006	$0.41
Thomas Wharton	30,000	0.11%	50,000	March 25, 2006	$0.35
Garth Likes	100,000	0.35%	100,000	April 14, 2006	$0.45

(1)

All shares are issued as exchangeable preferred shares of InNexus Exchange Corp.  Each exchangeable preferred share, at the option of the holder, can be converted at no cost to one of our common shares.  3,750,000 of these shares are subject to a surplus escrow agreement under the rules and policies of the TSX-V (the “Surplus Escrow Agreement”) as part of the Share Exchange.  A further 167,188 shares were issued at the same time in settlement of outstanding indebtedness at $0.50 per share on and subject to the Debt Settlement Escrow Agreement.  See Item 7 “Major Shareholders and Related Party Transactions”.

(2)

3,750,000 shares were issued in consideration of the transfer of 2,500,000 shares of InNexus Inc. to us under the Share Exchange; all shares were held in escrow.  An additional 143,572 shares were issued in settlement of outstanding indebtedness at $0.50 per share and were held in escrow as well.

(3)

Assuming conversion of all outstanding Exchangeable Preferred Shares into our common shares.

(4)

465,277 of these shares are held in escrow.

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us.  For particulars on outstanding stock options, see “Item 6. Directors, Senior Management and Employees – Compensation – Incentive Stock Options”.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders.

As at November 30, 2004, we have 21,827,239 common shares issued and outstanding.  We had shareholders of record with addresses in the United States holding an aggregate of 137,500 common shares representing 0.63% of our common shares.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at November 30, 2004, except as follows:

PRINCIPAL SECURITY HOLDER TABLE

Name	Number of Common Shares	Percentage of class
Dr. Alton Charles Morgan	3,997,188 (1)(3)	12.27% (4)(5)
Gail Thurston	4,042,072 (2)(3)	12.41% (4)(5)

(1)

3,750,000 shares were issued as Exchangeable Preferred Shares of InNexus Exchange Corp.  Each Exchangeable Preferred Share, at the option of the holder, can be converted at no cost to one of our common shares.  All shares are being held in escrow.  An additional 167,188 Exchangeable Preferred Shares were issued in settlement of outstanding indebtedness at $0.50 per share and are subject to escrow as well.

(2)

3,750,000 common shares were issued in consideration of the transfer of 2,500,000 shares of InNexus Inc. to us under the Share Exchange; all shares are being held in escrow.  An additional 143,572 common shares were issued in settlement of outstanding indebtedness at $0.50 per share and are subject to escrow as well.

(3)

Assuming conversion of all outstanding Exchangeable Preferred Shares into our common shares.

(4)

Assuming exercise of all outstanding options and warrants.

(5)

All of the above Common Shares are owned both of record and beneficially by the respective holders.

All of our common shares have identical voting rights.

A.

Related Party Transactions.

Except where described elsewhere in this Report, we have not, during the three most recently completed financial years and the subsequent period up to the date of this Report, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

For the year ended June 30, 2004, we paid West Oak Capital Group, Inc. $60,000 for management fees.  For the year ended June 30, 2003, we paid West Oak Capital Group, Inc. $18,000 for office space and general office services and an additional $52,500 for management fees.  West Oak Capital Group, Inc. is a private company owned or controlled by Stuart Rogers, our Chief Financial Officer and a director.

During the year ended June 30, 2004 we paid Alton Charles Morgan, our President and Director, $80,805 for research consulting fees (2003- $66,667).  In addition, we paid $64,524 to Gail Thurston, our Vice President, Business Development and Director, for business development consulting services (2003 - $60,606).

In connection with the Share Exchange, and in accordance with the policies of applicable securities regulatory authorities concerning the disposition of shares held by certain persons related to a company engaging in a Share  Exchange, the security holders who are our “Principals”, as set out below, together with such other persons as the TSX-V may require (the “Escrowed Members”) have entered into an agreement dated as of June 27th, 2003, the closing date of the Share Exchange (the “Vendor’s Escrow Agreement”) with Pacific Corporate Trust Company (the “Escrow Agent”) pursuant to which the Escrowed Members deposited with the Escrow Agent an aggregate of 8,827,735 common shares  (collectively, the “Escrow Shares”) as follows:

Name	Number of Escrow Shares	Percentage of Total Shares Outstanding on Completion of Share Exchange
Dr. Charles Morgan (1)(5)	3,917,188	20.91%
Gail Thurston (2)	3,893,572	20.79%
Stuart Rogers (3)	516,975	2.76%
L. Grant Young (4)	500,000	2.67%
TOTAL:	8,827,735	47.13%

(1)

including 3,750,000 of the Exchangeable Preferred Shares issued in consideration of the transfer of InNexus Inc. shares and 167,188 Exchangeable Preferred Shares issued in settlement of outstanding debt of InNexus Inc. .

(2)

including 3,750,000 of the Exchanged Shares and 143,572 Common Shares issued in settlement of outstanding debt of InNexus Inc.

(3)

Existing common shares under old form of escrow agreement which was cancelled and replaced with the new form of agreement.

(4)

Finders shares issued in conjunction with the Share Exchange.

(5)

Assuming conversion of all outstanding Exchangeable Preferred Shares into our Common Shares.

The Escrow Shares are to be released pro rata to the Escrowed Members after completion of the Share Exchange as set out below calculated from the date the TSX-V confirms final acceptance of the Share Exchange, i.e. July 2, 2003 (the “Exchange Notice”).  Any release, other than in accordance with the stated dates shall only be made with the prior consent of the applicable securities regulatory authorities.

%	Release Date
5%	January 2, 2004
5%	July 2, 2004
5%	January 2, 2005
5%	July 2, 2005
10%	January 2, 2006
10%	July 2, 2006
10%	January 2, 2007
10%	July 2, 2007
10%	January 2, 2008
10%	July 2, 2008
10%	January 2, 2009
10%	July 2, 2009

In accordance with the release schedule, a total of 441,387 shares were released from escrow in January, 2004, with a further 441,387 shares issued from escrow in July, 2004.

The Escrow Agreement provides that escrow securities held by a person who ceases to be a principal, dies or becomes bankrupt shall be retained by such person or his lawful administrator, successor or heir according to the laws of descent and distribution.  Any such shares which are not released shall be cancelled if the asset or property for which the shares were issued are lost or abandoned, or the operations or development on the asset, business or property are discontinued.  In addition to the release requirements set out above, two of our Directors or senior officers must certify to the Escrow Agent that the foregoing loss or abandonment has not occurred prior to any particular release from escrow.

InNexus Inc., our subsidiary, has not, during the three most recently completed financial years and the subsequent period up to the date of this Report, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:

(a)

InNexus Inc. was indebted to Dr. Charles Morgan, our Director and officer, for the sum of $83,594 which was comprised of cash advances.  This debt was settled as part of the Share Exchange by the issuance of 167,188 of the Exchangeable Preferred Shares;

(b)

InNexus Inc. was indebted to Gail Thurston, our Director and officer, for the sum of $71,786 which was comprised of cash advances.  This debt was settled as part of the Share Exchange by the issuance of 143,572 of our shares;

(c)

InNexus Inc. was indebted to Garth Likes, a former director and officer, for the sum of $35,000 which is comprised of unpaid compensation and cash advances.  This debt was settled as part of the Share Exchange by the issuance of 70,000 of our shares.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since June 30, 2004.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

A.

Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

B.

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements that cover the latest three financial years, together with related notes and schedules and the report of our Auditors.  See Item 17 Financial Statements.

Legal Proceedings

To our knowledge, there are no currently pending or threatened legal proceedings that could have a material effect on our business, results of operations or financial condition.

Dividend Policy

We have never declared or paid any cash dividends on our common shares.  As we do not have any earnings, we do not anticipate paying cash dividends on the common shares for the foreseeable future.  Future dividends on the commons shares will be determined by the Board of Directors in light of circumstances existing at the time, including our earnings and financial condition.  There is no assurance that dividends will ever be paid.  See “Special Note Regarding Forward Looking Statements”.

C.

Significant Changes.

No significant changes have occurred since the date of the most recent consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING.

D.

Offer and Listing Details.

We have one class of shares.  Our shares trade on the TSX Venture Exchange (“TSX-V”).  We are currently seeking to list on an exchange of the National Association of Securities Dealers’ over the counter bulletin board arrangements to list or quote our common shares on any U.S. market.  As of the date of this Annual Report, there is no U.S. public market for our shares and there can be no assurances as to the establishment or continuity of any such market.

The following sets forth the price history of our commons shares for the period indicated, as reported by the TSX Venture Exchange.  They reflect inter-dealer prices, without retail markup, markdown or commissions.

	High (CDN $)	Low (CDN $)
November, 2004	$0.58	$0.50
October, 2004	$0.62	$0.43
September, 2004	$0.50	$0.325
August, 2004	$0.43	$0.33
July, 2004	$0.41	$0.26
June, 2004	$0.60	$0.35
Financial Year 2004
Fourth Quarter	$0.68	$0.35
Third Quarter	$0.50	$0.30
Second Quarter	$0.36	$0.25
First Quarter	$0.38	$0.18
Financial Year 2003
Fourth Quarter	$0.25	$0.25
Third Quarter	$0.49	$0.25
Second Quarter	$0.45	$0.34
First Quarter	$0.43	$0.25
Financial Year 2002
Fourth Quarter	$0.55	$0.30
Third Quarter	$0.75	$0.50
Second Quarter	$0.55	$0.20
First Quarter	$0.25	$0.19
Financial Year 2001	$2.01	$0.26
Financial Year 2000	$1.25	$0.31

The closing price of our common shares on December 21, 2004 was CDN$0.59.

E.

Plan of distribution.

Not Applicable.

F.

Markets.

Our Common Shares are quoted in Canada on the TSX Venture Exchange, under the trading symbol “IXS”.

G.

Selling shareholders.

Not Applicable.

H.

Dilution.

Not Applicable.

I.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

J.

Share capital.

Not Applicable.

K.

Memorandum and articles of association.

Our memorandum and articles of association are incorporated by reference herein from filed documents as noted in Item 19.  Our memorandum and articles of association do not contain any limitations on our objects or purposes.

L.

Material contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last two years immediately prior to date of this Annual Report:

1.

Escrow Agreement dated June 27, 2003 between us, Pacific Corporate Trust, our Transfer Agent and the respective holders of escrow shares to be issued under the Share Exchange Agreement;

2.

Exchange Agreement dated June 27, 2003 between us, InNexus Exchange Corp. and the holders of the Exchangeable Preferred Shares allowing the holders of the Exchangeable Preferred Shares to convert their shares into our Common Shares at no cost;

3.

Asset transfer agreement among InNexus Biotechnology International Limited, InNexus Inc. and ImmPheron Inc. dated June 27, 2003 respecting transfer of SuperAntibody Technology to InNexus Biotechnology International Limited;

4.

License Agreement between InNexus Biotechnology International Limited and Corixa Corporation dated for reference August 13, 2003 for the worldwide development and marketing of certain monoclonal antibody products, modified by SuperAntibody Technology, for human use.  Corixa was granted an option to each Mab using the SuperAntibody Technology.  Corixa shall pay the sum of US$250,000 to us if they decide to exercise the option;

5.

Research and Development Agreement between InNexus Biotechnology International Limited and Corixa Corporation dated for reference August 13, 2003 where both parties agreed to perform a collaborative study to evaluate the feasibility and potential for SuperAntibody Technology to be used with Corixa’s proprietary monoclonal antibodies.  No payment will be due until Corixa decides to exercise the option under the agreement then the licensing agreement will become effective immediately;

6.

Employment agreement between us and Alton C. Morgan dated for reference the 27th day of June, 2003.  Dr. Morgan will be paid US$60,000 per year under the contract;

7.

Employment agreement between us and Gail Thurston dated for reference the 27th day of June, 2003.  Ms. Thurston will be paid US$48,000 per year under the contract;

8.

Consulting Agreement between us and Beloud Management Consultants Ltd. dated for reference July 7, 2003.  Beloud will be paid $5,125 per month until April 30, 2005 for market making services;

9.

Consulting Agreement between us, Garth Likes and 672442 B.C. Ltd. dated for reference January 15, 2004.  Mr. Likes will be paid $5,000 per month for sales and business development services until January, 2005;

10.

Option Extension Agreement between us and ImmPheron Inc. dated for reference May 19, 2004 extending the option exercise date for the purchase of shares in ImmPheron Inc. to December 31, 2004;

11.

Licensing Agreement dated September 9, 2004 between us and ImmPheron Inc. for the acquisition of remaining antibody assets held by ImmPheron that were not previously acquired by us in exchange for 500,000 Exchangeable Preferred Shares at a deemed price of $0.36 per share for a total value of $180,000, US$50,000 cash over time, US$5,000 for each clone, a 3% royalty on net sales of any product developed using the antibody and 10% of all consideration received by us from third party licensees using the antibody;

12.

Consulting Agreement between us and Karl Cahill dated for reference December 1, 2004.  Mr. Cahill will be paid US$5,500 for investor relations services until February 28, 2005.

A.

Exchange controls.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital (including, without limitation, foreign exchange controls), or that affect the remittance of dividends, interest or other payments to non-resident holders of our Common Shares.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the reciprocal tax treaty between Canada and the United States.  For further information concerning such withholding tax, see “Item 10.E.  Taxation.”

There are no limitations under the laws of Canada, the Province of British Columbia, or in our charter or other constituent documents with respect to the right of non-resident or foreign owners to hold and/or vote our common shares.  However, the Investment Canada Act (the “Act”), enacted on June 20, 1985, as amended, requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the Act.  For the purposes of the Act, “control” can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business.  Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares.  Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include direct acquisition of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired.

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2003, the Threshold was determined to be $223,000,000.

A World Trade Organization Investor includes an individual, other than a Canadian, who is a national of a World Trade Organization Member, or who has the right of permanent residence in relation to that World Trade Organization Member.

Different provisions and considerations apply with respect to investment to acquire control of a Canadian business that, as defined in the Act or regulations:

a)

engages in production of uranium and owns an interest in a producing uranium property in Canada;

b)

provides financial services;

c)

provides transportation services;

d)

is a cultural business.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Ministry of Industry, Director of Investment prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained.  Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated.  Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review.  There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

A.

Taxation.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of InNexus Biotechnology Inc. (in this section only, the “Company”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of common shares of the Company (the “Common Shares”).  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax  advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that are partners of partnerships or that are owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes; and (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Considerations” above).

Treaty Application to Certain Individual U.S. Holders

Individual U.S. Holders who do not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention.  An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

No assurance can be given that the Company will be a QFC because, although the Company believes that it is not a “passive foreign investment company,” there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder that is an individual, estate, or trust generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid in foreign currency generally will be equal to the U.S. dollar value, based on the exchange rate, of such distribution on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).  However, an individual U.S. Holder whose realized gain does not exceed $200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to $3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian or other foreign income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian or other foreign tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Payments made within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally will subject to information reporting and backup withholding, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “foreign personal holding company,” a “foreign investment company,” a “controlled foreign corporation,” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a “foreign personal holding company” under Section 552 of the Code (a “FPHC”) if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income.  “Foreign personal holding company income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder’s allocable portion of the  “undistributed foreign personal holding company income” (as defined in Section 556 of the Code) of the Company.  The Company does not believe that it has previously been, or currently is, a FPHC.  However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

Foreign Investment Company

The Company generally will be a “foreign investment company” under Section 1246 of the Code (a “FIC”) if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income rather than as capital gain.  The Company does not believe that it has previously been, or currently is, a FIC.  However, there can be no assurance that the Company will not be a FIC for the current or any future taxable year.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the  “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.  The CFC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the CFC rules and how the CFC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, in a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly its proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership,

and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”  A Non-Electing U.S. Holder generally will be required to

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company believes that it was a PFIC for the taxable year ended June 30, 2004 and expects that it will be a PFIC for the taxable year ending June 30, 2005.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

Canadian Federal Income Tax Consequences

The following is a general discussion of all material Canadian federal income tax consequences, under current law, generally applicable to (a “Holder”) of one or more common shares of the Company who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his common shares as capital property and deals at arm’s length with the Company and is restricted to such circumstances.

DIVIDENDS

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on the common shares.  Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States is reduced from the 25% rate.  Under the Treaty, the Company will be required to withhold Part XIII Tax at 15% from each dividend so paid and remit the withheld amount directly to the Receiver General for

Canada for the account of the Holder. The 15% rate is further reduced to 5% if the shareholder is a company owning at least 10% of the outstanding common shares of the Company.

DISPOSITION OF COMMON SHARES

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted “taxable Canadian property” as defined by the Act. Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The disposition of a common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss, which can be used cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost.  A capital loss occurs when the proceeds from the disposition of a share are less than the original cost.  Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

A Holder who is a resident of the United States and realizes a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include one half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada.  This Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property.  To the extent the capital loss is not deductible in the current year the taxpayer may deduct the capital loss (after taking into account the inclusion rate of a previous year) from such taxable capital gains of any of the three preceding years or any subsequent year.

B.

Dividends and paying agents.

Not Applicable.

C.

Statement by experts.

Not Applicable.

D.

Documents on display.

We have filed with the Securities and Exchange Commission this Annual Report on Form 20-F, including exhibits, under the Securities and Exchange Act of 1934 with respect to our common shares.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission.  Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

450 Fifth Street N.W., Room 1024

Washington D.C.  20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's internet site at http://www.sec.gov.  The Commission's telephone number is 1-800-SEC-0330.

Copies of the above material contracts may be inspected at the offices of Leschert & Company Law Corporation, 500-999 West Hastings Street, Vancouver, British Columbia, Canada, during normal business hours.

E.

Subsidiary Information.

As of November 30, 2004, we have the following subsidiaries with their jurisdictions of incorporation noted:

a)

North Bioscience Inc. (British Columbia, Canada)

b)

InNexus Inc. (Washington)

c)

InNexus Exchange Corp. (Nevada)

d)

InNexus Biotechnology International Limited (Barbados)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We were incorporated under the laws of British Columbia, Canada and our financial results are quantified in Canadian dollars.  We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and license revenues will be incurred or earned in US dollars.  Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.  Market risks relating to our operations, are anticipated to result primarily from changes in foreign exchange rates.  We do not use financial instruments for trading purposes and are not parties to any leverage derivatives.  We do not currently engage in hedging transactions.  See “Currency and Exchange Rates” and Item 4 – “Information on the Company”.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

A.

Modification of Instruments Defining Rights of Security Holders.

Not Applicable.

B.

Modification or Issuance of Other Class of Securities.

Not Applicable

C.

Withdrawal or Substitution of Security.

Not Applicable.

D.

Change of Trustee or Paying Agent.

Not Applicable

E.

Use of Proceeds.

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

During the period covered by this annual report, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Stuart Rogers is an "audit committee financial expert" as defined in Item 16A of Form 20-F.  Mr. Rogers is not an "independent director" as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and section 121B of the American Stock Exchange Company Guide relating to audit committee requirements for listed companies.

ITEM 16B. CODE OF ETHICS

We have not yet adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards.  Our Board of Directors believes that our existing standards and procedures are adequate for its purposes.  We have not seen any need to adopt a written code of ethics on the basis that our management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards.  We have a small number of employees and most of our officers are also directors, thus eliminating any split between our management and our directors who are responsible to safeguard shareholder interests.  As a result, the activities of our officers, employees and other agents can be easily monitored by our directors, thus eliminating the need for a formal written code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the fiscal years ended June 30, 2004 (“Fiscal 2004”) and 2003 (“Fiscal 2003”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended June 30, 2004	Year Ended June 30, 2003
Audit Fees (1)	$28,475	$17,500
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	$34,675
Totals	$28,475	$52,175

NOTES:

(1)  “Audit Fees” represent fees for our audited annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)  “Tax Fees” represent fees for tax compliance, tax advice and tax planning.

(4)  “All Other Fees” included accounting work done in preparation of the Information Circular, Prospectus and Short Form Offering of Cusil Venture Corp. in support of the Share Exchange with InNexus, Inc.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2004 were approved by the Audit Committee.  The Audit Committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTINGS STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Audited Financial Statements to June 30, 2004, including:

Auditor’s Report to the Board of Directors dated October 1, 2004 and Comments by Auditors for U.S. Readers on Canada-US Reporting Differences dated October 1, 2004

Consolidated Balance Sheets at June 30, 2004 and June 30, 2003

Consolidated Statements of Operations and Deficit for the years ended June 30, 2004 and 2003, the six months ended June 30, 2002, the year ended December 31, 2001 and the period from incorporation on July 20, 1997 to June 30, 2004

Consolidated Statements of Cash Flows for the years ended June 30, 2004 and 2003, the six months ended June 30, 2002, the year ended December 31, 2001 and the period from incorporation on July 20, 1997 to June 30, 2004

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP.  These principles, as they pertain to our financial statements, differ from U.S. GAAP in a number of material respects, which are set out elsewhere herein.  Reference is made to Note 15 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP as they pertain to us.

OMB Number:  3235-0288

AUDITORS' REPORT

To the Board of Directors

InNexus Biotechnology Inc.

We have audited the consolidated balance sheets of InNexus Biotechnology Inc. (formerly Cusil Venture Corporation) as at June 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2004 and 2003, the six months ended June 30, 2002, the years ended December 31, 2001 and 2000 and the period from incorporation on July 20, 1997 to June 30, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended June 30, 2004 and 2003, the six months ended June 30, 2002, the years ended December 31, 2001 and 2000 and the period from incorporation on July 20, 1997 to June 30, 2004 in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP

Chartered Accountants

Vancouver, Canada

October 1, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements, and when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 3 to the financial statements.  Our report to the Board of Directors dated October 1, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events or changes in accounting principles in the auditors’ report when these uncertainties are adequately disclosed in the financial statements and the change is properly accounted for and adequately disclosed in the financial statements.

(signed) KPMG LLP

Chartered Accountants

Vancouver, Canada

October 1, 2004

OMB Number:  3235-0288

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

June 30, 2004 and 2003

2004

2003

Assets

Current assets:

Cash and cash equivalents

$

427,220

$

309,362

Accounts receivable and prepaid expenses

62,468

18,856

489,688

328,218

Equipment (note 5)

35,152

4,604

Investment (note 6)

266,666

-

Technology rights (note 7)

211,260

264,076

$

1,002,766

$

596,898

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities

$

62,634

$

131,402

Due to related parties (note 8)

21,636

5,812

Current portion of due to ImmPheron Inc. (note 7)

53,900

53,900

138,170

191,114

Due to ImmPheron Inc. (note 7)

53,820

107,720

Shareholders’ equity:

Share capital (note 9):

Common shares

2,741,546

1,410,757

Exchangeable preferred shares (note 9(c))

218,276

218,276

Contributed surplus - stock options (note 9(e))

129,791

21,955

Deficit accumulated during the development stage

(2,278,837)

(1,352,924)

810,776

298,064

$

1,002,766

$

596,898

Going concern (note 1)

Commitments (note 7)

Subsequent events (note 14)

See accompanying notes to consolidated financial statements.

OMB Number:  3235-0288

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Period from

Six months

incorporation on

Year ended

Year ended

ended

Year ended

July 20, 1997

June 30,

June 30,

June 30,

December 31,

to June 30,

2004

2003

2002

2001

2004

Revenue:

Licence fees (note 6)

$

266,666

$

-

$

-

$

-

$

266,666

Interest

1,248

-

-

446

1,694

267,914

-

-

446

268,360

Expenses:

Amortization

54,100

1,284

-

-

55,384

Automobile

11,393

8,204

4,979

15,094

39,670

Bank charges and interest

1,799

58,939

25,351

14,319

100,408

Consulting fees

268,875

5,468

-

-

274,343

Legal and accounting

105,128

17,500

1,333

7,400

133,239

Management fees

60,000

60,606

-

-

120,606

Meals and entertainment

2,659

2,258

3,052

19,067

27,036

Miscellaneous

-

-

-

21,041

21,041

Office and administration

53,887

2,168

3,204

11,232

78,482

Rent

4,243

3,611

2,033

2,500

40,887

Research consulting fees:

Related parties (note 8)

80,805

66,667

55,980

85,860

466,252

Immune Network Ltd.

-

-

-

91,500

91,500

ImmPheron Inc. (note 7(a))

273,364

211,258

81,434

7,950

574,006

Others

46,325

44,862

57,339

-

148,526

Stock-based compensation
(note 9(e))

107,836

21,955

-

-

129,791

Telephone

11,544

2,538

2,420

8,694

51,384

Transfer agent and filing fees

32,325

-

-

-

32,325

Travel

79,802

1,027

18,306

314

103,976

Wages and benefits

-

-

919

1,629

46,129

1,194,085

508,345

256,350

286,600

2,534,985

Loss before the undernoted

(926,171)

(508,345)

(256,350)

(286,154)

(2,266,625)

Foreign exchange gain (loss)

258

41,483

528

27,406

(12,212)

Loss for the period

(925,913)

(466,862)

(256,878)

(313,560)

(2,278,837)

Deficit accumulated during
the development stage,
beginning of period

(1,352,924)

(886,062)

(629,184)

(315,624)

-

Deficit accumulated during
the development stage,
end of period

$

(2,278,837)

$

(1,352,924)

$

(886,062)

$

(629,184)

$

(2,278,837)

Basic and diluted loss per
share (note 2(i))

$

(0.06)

$

(0.06)

$

(0.03)

$

(0.04)

Weighted average number of
common shares outstanding
(note 2(i))

15,350,311

7,597,123

7,580,000

7,580,000

See accompanying notes to consolidated financial statements.

OMB Number:  3235-0288

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period from

Six months

incorporation on

Year ended

Year ended

ended

Year ended

July 20, 1997

June 30,

June 30,

June 30,

December 31,

to June 30,

2004

2003

2002

2001

2004

Cash provided by (used in):

Operations:

Loss for the period

$

(925,913)

$

(466,862)

$

(256,878)

$

(313,560)

$

(2,278,837)

Items not involving cash:

Amortization

54,100

1,284

-

-

55,384

Accrued interest expense

-

58,822

24,640

11,838

95,300

Stock-based compensation

107,836

21,955

-

-

129,791

Unrealized foreign exchange
gain

-

(41,483)

528

27,406

12,470

Shares received for license fees

(266,666)

-

-

-

(266,666)

Changes in non-cash operating
working capital:

Accounts receivable and
prepaid expenses

(43,612)

(5,895)

-

-

(49,507)

Accounts payable and
accrued liabilities

(68,768)

(226,636)

950

5,000

(289,454)

(1,143,023)

(658,815)

(230,760)

(269,316)

(2,591,519)

Investments:

Cash acquired on business
combination (note 4)

-

583

-

-

583

Purchase of equipment

(31,832)

-

(4,281)

-

(36,113)

Technology rights

-

(67,455)

(10,000)

-

(77,456)

(31,832)

(66,872)

(14,281)

-

(112,986)

Financing:

Due to related parties

15,824

(14,737)

7,085

31,084

322,115

Loan payments to ImmPheron
Inc. (note 7(a))

(53,900)

-

-

-

(53,900)

Loan payable to Immune
Network Ltd. (note 10)

-

-

-

199,815

199,815

Promissory notes payable to
Cusil Venture Corporation (note 11)

-

254,466

234,181

47,400

536,047

Share capital

1,330,789

790,109

-

-

2,127,648

1,292,713

1,029,838

241,266

278,299

3,131,725

Increase (decrease) in cash
and cash equivalents

117,858

304,151

(3,775)

8,983

427,220

Cash and cash equivalents,
beginning of period

309,362

5,211

8,986

3

-

Cash and cash equivalents,
end of period

$

427,220

$

309,362

$

5,211

$

8,986

$

427,220

OMB Number:  3235-0288

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows (Continued)

(Expressed in Canadian dollars)

Period from

Six months

incorporation on

Year ended

Year ended

ended

Year ended

July 20, 1997

June 30,

June 30,

June 30,

December 31,

to June 30,

2004

2003

2002

2001

2004

Supplementary information:

Interest paid

$

-

$

-

$

-

$

-

$

-

Taxes paid

-

-

-

-

-

Non-cash financing and investing
activities:

Shares issued in settlement
of debts

-

409,957

-

-

409,957

Shares issued for business
combination, net of cash acquired

-

220,098

-

-

220,098

Shares issued for technology rights

-

25,000

-

-

25,000

Technology rights acquired
with future debt payments

-

161,620

-

-

161,620

Conversion of amounts due to
related parties to additional
paid-in capital

-

-

-

176,484

176,484

Acquisition of subsidiary for shares

-

-

-

-

54

See accompanying notes to consolidated financial statements.

OMB Number:  3235-0288

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2004 and 2003
Six months ended June 30, 2002
Year ended December 31, 2001
Period from incorporation on July 20, 1997 to June 30, 2004

1.

Operations:

InNexus Biotechnology Inc. (“IBI” or the “Company”) is incorporated under the laws of British Columbia.  On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination (note 4).  The Company is a biotechnology company focused on the development of the next generation of monoclonal antibodies termed “SuperAntibodies”.  SuperAntibody Technology (“SAT”) seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies.  The Company is a development stage enterprise and commercial operations have not yet commenced.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.  The Company incurred a loss of $925,913 during the year ended June 30, 2004 (2003 - $466,862; 2002 - $256,878; 2001 - $313,560).  The Company has not yet generated any cash revenue, and at June 30, 2004, has a deficit accumulated during development stage of $2,278,837 (2003 - $1,352,924).  In addition, at June 30, 2004, the Company has working capital of $351,518, which is not sufficient for the Company to meet its planned business objectives for the foreseeable future.  To June 30, 2004, the Company has financed its cash requirements primarily from private placements of shares and exercise of share purchase warrants and stock options, and from loans from and share issuances to directors and other related parties.  The Company’s continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time.  Although the Company has been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies.  These financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  They include the accounts of the Company and its subsidiaries InNexus, Inc. (“InNexus”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations, InNexus Biotechnology International Limited (“IBIL”), a Barbados corporation, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned.  All material intercompany transactions and balances have been eliminated on consolidation.

Effective June 27, 2003, Cusil, directly or with its wholly-owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of InNexus (note 4).  As the shareholders of InNexus obtained control of the Company through the exchange of their shares of InNexus for shares of the Company, Cusil’s transaction with InNexus has been accounted for in these financial statements similar to a reverse takeover.  Consequently, the consolidated statements of operations and deficit and cash flows for the year ended June 30, 2003 and prior periods, reflect the results from operations and cash flows of InNexus, the legal subsidiary, for the year ended June 30, 2003, the six months ended June 30, 2002 and the year ended December 31, 2001, combined with those of Cusil, the legal parent, from acquisition on June 27, 2003 to June 30, 2003.  The consolidated statements of operations and deficit and cash flows for the year ended June 30, 2004 reflect the consolidated results from operations and cash flows of InNexus and Cusil.

(b)

Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

(c)

Equipment:

Equipment is recorded at cost and amortization is provided on a declining-balance basis at the following rates commencing from the time the equipment is put in use:

Computer equipment

30% per annum

Lab equipment

20% per annum

(d)

Investment:

The investment is carried at cost, less a provision for decline in value that is other than temporary.

(e)

Technology rights:

Research costs are charged as an expense in the period in which they are incurred.  Development costs are charged as an expense in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization.

Once the Company believes a development project meets the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold.  At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

OMB Number:  3235-0288

2.

Significant accounting policies (continued):

(e)

Technology rights (continued):

The costs of acquiring technology, trademarks, patents and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives.  The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to net recoverable amount when considered necessary.

The carrying value of technology rights does not necessarily reflect present or future values.  The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

(f)

Valuation of long-lived assets:

If management determines that the carrying value of equipment, investment or technology rights exceeds the recoverable value based on future undiscounted cash flows, such assets are written down to their fair values.  No provisions for write-downs with respect to long-lived assets have been made to date.

(g)

Stock-based compensation:

The Company has a stock option plan which is described in note 9(e).

Effective July 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants’ (the “CICA”) new handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  Under this standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2002, are accounted for using the fair value based method.  All other employee awards were accounted for using the settlement method, under which no compensation cost was required to be recorded for stock-based employee compensation awards.  Consideration paid by employees on exercise of stock options was recorded as share capital.  For the year ended June 30, 2003, the Company disclosed the pro forma effect of accounting for these awards under the fair value based method (note 9(e)).  The adoption of this new standard resulted in no changes to amounts reported in periods prior to fiscal 2003.

Effective July 1, 2003, the Company prospectively adopted the revised guidance of CICA handbook section 3870, which requires that the compensation cost for all stock-based awards be recorded at fair value and be recognized over the period in which the related services are rendered (note 3(a)).

OMB Number:  3235-0288

2.

Significant accounting policies (continued):

(h)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward.  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(i)

Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period which, for fiscal 2003 and prior periods, gives effect to the reverse takeover (note 4) in which the number of shares outstanding for the period from the beginning of the fiscal year to June 27, 2003 is deemed to be the number of shares issued by Cusil to the shareholders of InNexus.  Basic loss per share for the comparative periods is computed by dividing the earnings of InNexus by the number of shares of Cusil issued in the reverse takeover.  The Company calculates diluted loss per share using the treasury stock method.  In the Company’s case, however, diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.

(j)

Foreign currency translation:

Transactions and account balances originally stated in currencies other than the Canadian dollar have been translated into Canadian dollars as follows:

*

Revenue and expense items at the rate of exchange in effect on the dates they occur.

*

Non-monetary assets and liabilities at the rate of exchange in effect on the dates the assets were acquired or the liabilities were incurred.

*

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in operations in the period in which they occur.

(k)

Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights and investment, and useful lives for amortization.  Actual results may differ from those estimates.

2.

Significant accounting policies (continued):

(l)

Comparative figures:

The comparative figures for fiscal 2002 and 2001 are those of InNexus (note 4) and the comparative figures for fiscal 2003 are as described in note 2(a).  Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current period.

3.

Change in accounting policies:

(a)

Stock-based compensation:

Effective July 1, 2003, the Company adopted the revised recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments.  Under this pronouncement, the Company has chosen to prospectively adopt the fair value method of accounting for all employee and non-employee stock-based compensation granted, modified or settled on or after July 1, 2003.  No retroactive restatement is required and adoption of the recommendation has no effect on the prior period financial statements.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically re-measured during the vesting period as the options are earned.  Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period.

(b)

Impairment of long-lived assets:

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3063, Impairment of Long-Lived Assets.  Under this standard, long-lived assets held for use are reviewed for impairment when events or changes in circumstances indicate that its carrying value may not be recoverable.  When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the assets’ fair value, an impairment loss is recorded for the excess of carrying value over fair value.  Adoption of this standard did not impact the Company’s financial position or results of operations.

4.

Business combination:

On December 7, 2001, Cusil entered into a letter agreement to acquire all of the issued and outstanding common shares of InNexus by the issuance of common shares of Cusil and exchangeable preferred shares of Cusil’s U.S. subsidiary, InNexus Exchange Corp.  This agreement was subject to a number of conditions, including regulatory and shareholder approvals.  From December 7, 2001 until the transaction closed, Cusil advanced InNexus a total of $644,714 to fund InNexus’ ongoing research and development activities (note 7).

Effective June 27, 2003, Cusil completed the acquisition of all of the outstanding common shares of InNexus by the issuance of 3,830,000 common shares of Cusil and 3,750,000 exchangeable preferred shares of IEC (note 9(c)).  An additional 500,000 common shares of Cusil were issued to an unrelated party as a finders’ fee.  Since the former shareholders of InNexus acquired control of the Company through the share exchange, this transaction has been accounted for under the purchase method of accounting as a reverse takeover.  Under reverse takeover accounting, InNexus is considered to have acquired Cusil.  The results of operations of Cusil are included in the consolidated financial statements from June 27, 2003, the date of the reverse takeover.

OMB Number:  3235-0288

4.

Business combination (continued):

The fair value of the net assets (liabilities) of Cusil at June 27, 2003 acquired (assumed) were as follows:

Cash and cash equivalents

$

583

Other current assets

12,961

Loans to InNexus

644,714

Equipment

1,607

Accounts payable and accrued liabilities

(352,087)

Due to related party

(87,097)

Net assets acquired

$

220,681

Consideration given:

Common shares of IBI (note 9(b))

$

110,999

Exchangeable preferred shares of IEC (note 9(c))

109,682

$

220,681

Other than the loans to InNexus, the fair value of Cusil’s net assets approximated their book value due to the short term to maturity of each of the net assets (the loans to InNexus were assigned their book value).

For accounting purposes, the Company is considered to be a continuation of InNexus, the legal subsidiary, except with regard to the authorized and issued share capital, which is that of IBI, the legal parent company.  As the continuing entity is deemed to be InNexus, share capital of IBI has been reduced by $1,341,126, applied to the share capital and additional paid-in capital of InNexus (note 9(b)).  The consolidated statements of operations and deficit and cash flows for the year ended June 30, 2003 include the results of operations and cash flows of InNexus for the period from July 1, 2002 to June 26, 2003 and the results of operations and cash flows of IBI and InNexus for the period from June 27, 2003 to June 30, 2003.  The statements of operations and cash flows for Cusil for the period from July 1, 2002, being the date following the most recent audited statements of operations and cash flows of Cusil, to June 26, 2003 is as follows:

OMB Number:  3235-0288

4.

Business combination (continued):

Statement of Operations:

Revenue:

Interest

$

36,267

Expenses:

Amortization

688

General and administrative

12,546

Management fees

52,500

Professional fees

123,509

Regulatory and transfer fees

32,634

Rent

18,000

Write-down of mineral property

1

239,878

Loss for the period

$

(203,611)

Statement of Cash Flows:

Cash provided by (used in):

Operations:

Loss for the period

$

(203,611)

Items not involving cash:

Amortization

688

Write-down of mineral property

1

Changes in non-cash operating working capital:

Accounts receivable

(8,500)

Accounts payable and accrued liabilities

339,143

127,721

Investments:

Advances to InNexus

(350,514)

Deferred transaction costs

(109,148)

(459,662)

Financing:

Shares issued on exercise of options

57,040

Due to related party

87,097

144,137

Decrease in cash and cash equivalents

(187,804)

Cash and cash equivalents, beginning of period

188,387

Cash and cash equivalents, end of period

$

583

During the period from July 1, 2002 to June 26, 2003, Cusil was charged management fees of $52,500 and rent of $18,000 by a company controlled by Cusil’s President.

OMB Number:  3235-0288

5.

Equipment:

Accumulated

Net

June 30, 2004

Cost

amortization

book value

Laboratory equipment

$

23,503

$

-

$

23,503

Computer hardware and software

14,217

2,568

11,649

$

37,720

$

2,568

$

35,152

Accumulated

Net

June 30, 2003

Cost

amortization

book value

Computer hardware and software

$

5,888

$

1,284

$

4,604

6.

Investment:

On August 18, 2003, the Company announced that it had granted a license to Protokinetix, Inc. (“Protokinetix”), a U.S. public company, for the use of SAT with up to 3 antibodies.  The agreement with Protokinetix involved the issuance to the Company of 1.6 million restricted shares of Protokinetix, which were received during the year ended June 30, 2004 and recorded as licensing revenue.  These shares are restricted from trading under U.S. securities rules until October 2004 and were valued at the trading price of the shares at the time of the announcement, being US$0.12 per share, for a total of CDN$266,667.  The quoted market value of Protokinetix at June 30, 2004 was US$0.90 per share for a total of CDN$1,920,672.

7.

Technology rights:

2004

2003

Cost:

SAT rights (note 7(a))

$

254,076

$

254,076

1F7 rights (note 7(b))

10,000

10,000

264,076

264,076

Accumulated amortization

(52,816)

-

$

211,260

$

264,076

(a)

SAT rights:

Subsequent to completion of Cusil’s transaction with InNexus (note 4), the Company acquired all intellectual property and patent rights related to the SAT held by ImmPheron Inc. ("lmmPheron") in exchange for the issuance of 2,500,000 exchangeable preferred shares of IEC (note 9(c)) and US$170,000, payable over a three and one-half year period, the Canadian dollar equivalent of which consideration at the date of the acquisition was $254,075.  InNexus had previously acquired certain SAT rights from ImmPheron under the terms of a June 19, 2001 development agreement with ImmPheron, but assigned a nominal amount to those rights as they were earned by incurring research and development expenditures.  In February 2002, InNexus entered into an agreement to acquire ImmPheron's remaining SAT rights, subject to completion of the transaction with Cusil (note 4).  On June 30, 2003, the Company paid US$50,000 and has agreed to pay US$20,000 every six months thereafter for a total of 36 months, which was accrued in these financial statements.  In addition, the Company agrees to incur a minimum of US$475,000 research and development of SAT over a three year period.  The Company also has an option expiring on December 31,2004, subject to the approval of ImmPheron's minority shareholders, the Company's shareholders and regulatory authorities, to acquire all of the outstanding shares and shareholders' loans of ImmPheron in consideration of the issuance of that number of the Company's shares which is equal to the fair market value of the remaining assets, as agreed to by the parties or as determined by independent valuation.

To June 30, 2004, the Company has incurred a total of $1,188,784 of research consulting fees on SAT.  The Company is unable to determine when significant positive cash flow from SAT will commence.

 (b)

1F7 rights:

On behalf of InNexus, Cusil paid Immune Network Ltd. ("Immune"), a Canadian public biotechnology company, a total of $10,000 in June 2002 in connection with the acquisition of an exclusive worldwide sub-license from Immune for all the intellectual property rights to the monoclonal antibody 1F7 (currently held by Immune under license from the Sydney Kimmel Cancer Center in San Diego, California) to be used in conjunction with the SAT technology held by the Company.  Under the terms of the sub-license agreement, InNexus agrees to pay royalties of between 3% and 6% on certain licensed products.

To June 30, 2004, the Company has incurred a total of $91,500 of research consulting fees on 1F7.

In July 2003, the Company notified Immune that Immune is in breach of the sub-license agreement dated June 7, 2002.  Until such time that Immune provides sufficient evidence that it has remedied the material deficiencies identified by the Company, the Company does not plan to do any further work on the creation of a SuperAntibody form of 1F7.  Notwithstanding this breach, the Company does not believe there has been a material impairment in the value of its 1F7 rights.

8.

Due to related parties:

The amounts due to related parties consist of loans and other amounts payable to directors and former shareholders of InNexus.  The amounts payable are unsecured, non-interest bearing, and due on demand.  During 2001, the related parties agreed to convert $176,484 of the amounts due to them to additional paid-in capital of InNexus and during 2002, in connection with the letter agreement with Cusil, the related parties agreed to convert $190,380 of the balance outstanding at June 30, 2002 into 380,760 shares of the Company.  During fiscal 2003, the Company issued 213,572 common shares in settlement of related party debts of $106,786 (note 9(b)) and 167,188 exchangeable preferred shares of IEC in settlement of related party debts of $83,594 (note 9(c)).

During the year ended June 30, 2004, InNexus was charged a total of $145,329 (2003 - $127,273; 2002 - $55,980; 2001 - $85,860) for consulting fees from related parties and $60,000 (2003 - nil; 2002 - nil; 2001 - nil) of management fees from a related party.

OMB Number:  3235-0288

9.

Share capital:

(a)

Authorized:

100,000,000 common shares without par value

(b)

Issued and outstanding:

Prior to Cusil’s transaction with InNexus (note 4), the share capital of Cusil and InNexus were as follows:

Number

of shares

Amount

Cusil Venture Corporation:

Balance June 30, 2002

4,640,000

$

1,467,374

Issued upon exercise of options, at $0.23 per share

248,000

57,040

Balance June 27, 2003, prior to the transaction
with InNexus (see below)

4,888,000

$

1,524,414

InNexus, Inc.

Common shares

5,040,000

$

6,804

Additional paid-in capital

-

176,484

Balance December 31, 2000 and 2001, June 30, 2002 and
June 27, 2003, prior to the transaction with Cusil

5,040,000

$

183,288

InNexus Biotechnology Inc.:

Balance June 27, 2003, prior to the business combination
(from above)

4,888,000

$

1,524,414

Reduction of share capital to that of InNexus upon
completion of Cusil’s transaction with InNexus (note 4)

-

(1,341,126)

4,888,000

183,288

Issued pursuant to Cusil’s transaction with InNexus (note 4)

4,330,000

110,999

9,218,000

294,287

Issued by way of short form offering (note 9(d))

3,795,000

948,750

Issued upon settlement of amounts payable to related
parties of InNexus (note 8)

213,572

106,786

Issued upon settlement of loan payable to Immune (note 10)

216,781

219,577

Issued for corporate finance and sponsorship fees (note 9(d))

50,000

25,000

Share issue costs

-

(183,643)

Balance, June 30, 2003

13,493,353

1,410,757

Issued pursuant to private placement, net of issuance
costs (note 9(d))

2,800,000

525,438

Issued upon exercise of stock options (note 9(e))

445,000

110,050

Issued upon exercise of share purchase warrants (note 9(f))

2,402,804

695,301

Balance, June 30, 2004

19,141,157

$

2,741,546

OMB Number:  3235-0288

9.

Share capital (continued):

(b)

Issued and outstanding (continued):

As at June 30, 2004, a total of 4,419,491 (2003 - 4,910,547) of the issued common shares are held pursuant to an escrow agreement that provides for the release of the escrowed shares over 72 months following Cusil’s transaction with InNexus (note 4) in equal tranches of 5% at six month intervals for a period of 24 months, and thereafter in equal tranches of 10% at six month intervals for a period of 48 months.

As at June 30, 2004 and 2003, a total of 6,417,188 shares have been allocated for issuance upon the conversion of exchangeable preferred shares of IEC (note 9(c)).

(c)

Exchangeable preferred shares:

Number

of shares

Amount

Issue pursuant to:

Business combination with InNexus (note 4)

3,750,000

$

109,682

Acquisition of SAT rights from ImmPheron (note 7(a))

2,500,000

25,000

Related party debt settlement (note 8)

167,188

83,594

6,417,188

$

218,276

The exchangeable preferred shares were issued by IEC and are convertible, at the option of the holder, into an equal number of common shares of the Company.

On issuance in June 2003, 90% of the exchangeable preferred shares were held pursuant to an escrow agreement that provides for the release of the escrowed shares over 36 months following the business combination with InNexus in equal tranches of 15%, at six month intervals.  At June 30, 2004, 60% of the exchangeable preferred shares remain in escrow.

(d)

Private placements:

In January 2004, the Company completed a non-brokered private placement of 2,800,000 units at $0.21 per unit for gross proceeds of $588,000.  Each unit consisted of one common share of the Company and one non-transferable common share purchase warrant exercisable to purchase an additional common share of the Company at a price of $0.27 per share until expiry on January 14, 2006.

Concurrent with the completion of Cusil’s transaction with InNexus in June 2003 (note 4), the Company completed a short-form offering of 3,795,000 units at $0.25 per unit for gross proceeds of $948,750.  Each unit consisted of one common share of the Company and one-half of one non-transferable common share purchase warrant exercisable to purchase an additional common share of the company at a price of $0.30 per share until expiry on June 27, 2004.

OMB Number:  3235-0288

9.

Share capital (continued):

(d)

Private placements (continued):

In conjunction with this offering, the Company issued the agent 759,000 agent’s warrants and 50,000 common shares for corporate finance and sponsorship fees.  The agent’s warrants are exercisable to purchase one common share of the company at a price of $0.25 per share until expiry on June 27, 2004.

(e)

Stock options:

(i)

Cusil Venture Corporation:

Prior to the business combination (note 4), the stock option continuity of Cusil, all of which were exercisable, was as follows:

Expiry date	Exercise price	June 30, 2002	Granted	Exercised	Expired / cancelled	June 27, 2003

August 8, 2003	$ 0.23	364,000	-	(248,000)	-	116,000

(ii)

InNexus Biotechnology Inc.:

In connection with Cusil’s June 2003 transaction with InNexus (note 4), the Company granted stock options to non-employees to acquire up to an aggregate of 290,000 common shares at $0.25 per share and to directors and employees to acquire up to an aggregate of 1,085,000 common shares at $0.25 per share.  These options were granted pursuant to Cusil’s incentive share option plan (the “Plan”) that allows it to grant options to its employees, officers, directors and consultants to acquire up to 1,700,000 common shares.  The Plan received shareholder approval at an extraordinary general meeting on September 6, 2002.

Under the terms of the Plan, the exercise price of each option is determined by the Board of Directors at the time each option is granted, which shall in all cases be not less than the discounted market price of the common shares covered by such option at the date of grant.  Options have a maximum term of ten years and terminate thirty days following the date on which the optionee ceases to be employed by or an officer or director of the Company, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

OMB Number:  3235-0288

9.

Share capital (continued):

(e)

Stock options (continued):

(ii)

InNexus Biotechnology Inc. (continued):

The continuity of stock options is as follows:

Expiry date	Exercise price	June 27, 2003	Granted	Exercised	Expired / cancelled	June 30, 2003

August 8, 2003	$ 0.23	116,000	-	-	-	116,000
June 27, 2005	0.25	-	1,375,000	-	-	1,375,000
		116,000	1,375,000	-	-	1,491,000

Weighted average exercise price		$ 0.23	$ 0.25	-	-	$ 0.25

Expiry date	Exercise price	June 30, 2003	Granted	Exercised	Expired / cancelled	June 30, 2004

August 8, 2003	$ 0.23	116,000	-	(60,000)	(56,000)	-
June 27, 2005	0.25	1,375,000	-	(385,000)	-	990,000
September 2, 2005	0.25	-	55,000	-	-	55,000
December 11, 2005	0.25	-	270,000	-	-	270,000
March 25, 2006	0.35	-	80,000	-	-	80,000
April 15, 2006	0.45	-	100,000	-	-	100,000
May 27, 2006	0.41	-	150,000	-	-	150,000
		1,491,000	655,000	(445,000)	(56,000)	1,645,000

Weighted average exercise price		$ 0.25	$ 0.33	$ 0.25	$ 0.23	$ 0.28

At June 30, 2004, a total of 1,497,916 (2003 - 1,441,000) of the outstanding options are exercisable.

OMB Number:  3235-0288

9.

Share capital (continued):

(e)

Stock options (continued):

(ii)

InNexus Biotechnology Inc. (continued):

For the year ended June 30, 2003, a total of 140,000 options that were granted to non-employees and which were earned during fiscal 2003, were recorded in these financial statements at their estimated fair value at the date of grant of $21,955.  A further 50,000 options granted to non-employees vested each quarter over the next three consecutive quarters and were recorded at their estimated fair value at that date.  If the fair value method of accounting had been applied to stock options granted to employees and earned during 2003, the pro forma effect would have been to record additional stock-based compensation expense of $146,628, as follows:

Year ended June 30, 2003:

Loss for the year, as reported

$

466,862

Additional stock-based compensation expense

146,628

Loss for the year, pro forma

$

613,490

Basic and diluted loss per share, as reported

$

0.06

Basic and diluted loss per share, pro forma

0.08

Under the amended guidance for stock-based compensation, the portion of the compensation cost of the 655,000 options that were granted to employees and non-employees during fiscal 2004 that vested in fiscal 2004 was recorded in these financial statements at the estimated fair value of the options at the date of grant of $60,790.  The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2004

2003

Dividend yield

0.0%

0.0%

Expected volatility

56 - 72%

231%

Risk-free interest rate

2.19 - 3.13%

3.07%

Expected average option term

2 years

1.25 years

The weighted average fair value of the options granted to non-employees during the year ended June 30, 2004 was $0.11 (2003 - $0.16) per option.

OMB Number:  3235-0288

9.

Share capital (continued):

(f)

Share purchase warrants:

The continuity of share purchase warrants is as follows:

Expiry date	Exercise price	June 30, 2003	Issued	Exercised	Expired	June 30, 2004

June 27, 2004	$ 0.30	1,897,500	-	(1,884,000)	(13,500)	-
June 27, 2005	0.25	759,000	-	(498,804)	-	260,196
January 14, 2006	0.27	-	2,800,000	(20,000)	-	2,780,000
		2,656,500	2,800,000	(2,402,804)	(13,500)	3,040,196

10.

Loan payable to Immune Network Ltd.:

During 2001, Immune announced that it had formed a collaboration with InNexus that involved granting InNexus an option to acquire rights to monoclonal antibody technologies for the treatment of AIDS held by Immune.  In connection with this collaboration, Immune agreed to fund continued research and development of these technologies by InNexus through an advance of up to US$161,000, of which US$61,000 was paid directly by Immune to a researcher on behalf of InNexus.  InNexus received US$64,670 of advances from Immune during 2001.  The total loan payable to Immune was US$125,670, excluding interest, at June 26, 2003.  The agreement provided that the advances would be represented by a convertible loan bearing interest at 12% per annum, maturing eighteen months following exercise of the option, and convertible into shares of InNexus at US$1 per share.  In connection with Cusil’s transaction with InNexus (note 4), Immune accepted 216,781 shares of the Company (note 9(b)) in settlement of the balance of the loan and accrued interest payable.

11.

Promissory notes payable to Cusil Venture Corporation:

Cusil advanced, or paid on behalf of InNexus, $109,389 and US$45,596 to June 30, 2002.  These advances were secured by promissory notes payable, bore interest at 8% per annum and were due on demand.  During the six months ended June 30, 2002, InNexus accrued $13,063 of interest on these advances.  Cusil also paid ImmPheron US$5,000 for consulting fees of its researchers on behalf of InNexus and a further US$50,959 to June 30, 2003.

On behalf of InNexus, Cusil paid Immune $10,000 to June 30, 2002 in connection with the acquisition of a sub-licence for the use of Immune’s 1F7 antibody.

On completion of Cusil’s transaction with InNexus (note 4), these advances and promissory notes are considered intercompany transactions and have been eliminated upon consolidation.

OMB Number:  3235-0288

12.

Income taxes:

Substantially all of the difference between the actual tax expense (recovery) of nil and the expected federal and provincial/state statutory corporate income tax recovery relates to losses not recognized.

The significant components of the Company’s future income tax assets and liabilities at June 30, 2004 and 2003 are as follows:

2004

2003

Future income tax assets:

Losses carried forward:

Canada

$

741,000

$

374,000

United States

76,000

76,000

Total future income tax assets

817,000

450,000

Valuation allowance

(817,000)

(450,000)

Future income tax assets, net of allowance

$

-

$

-

At June 30, 2004, the Company has available losses for tax purposes in Canada of approximately $2,081,000 which may be applied to reduce taxable income until 2011 and losses for tax purposes in the United States of US $214,000 which may be available for carry forward to 2013.

13.

Financial instruments:

As at June 30, 2004 and 2003, in all material respects, the carrying amounts for the Company’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the short term nature of these instruments.  The Company is unable to determine the fair value of the amounts due to related parties and the amounts due to ImmPheron with sufficient reliability due to the nature of those obligations and the lack of a ready market for such financial instruments.

14.

Subsequent events:

Subsequent to June 30, 2004:

(a)

The Company announced, subject to regulatory approval, a private placement of 2,700,000 common shares at $0.45 per share.  The private placement will include a finder’s fee of 8% of gross proceeds and the Company agrees to grant a non-transferable option to acquire up to 200,000 common shares of the Company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.

OMB Number:  3235-0288

14.

Subsequent events (continued):

(b)

The Company engaged, subject to regulatory approval, a firm to act as its corporate finance advisor and investment banker in the United States.  The term of the engagement is three years from the latter of regulatory approval and cross-listing the Company’s shares on the OTC Bulletin Board (the “Effective Date”).  On the Effective Date, the Company will issue to the advisor share purchase warrants to acquire 150,000 shares at the market price on the date preceding the Effective Date, plus share purchase warrants to acquire 150,000 shares at an exercise price equal to 200% of the market price on the date preceding the Effective Date.

(c)

The Company entered into an agreement to acquire certain specific antibodies to treat Coronary Heart Disease and Chronic Viral Diseases from ImmPheron.  Consideration for the purchase was US$50,000 cash, 500,000 common shares of the Company, a 3% royalty on net sales of any products developed by the Company using the antibodies, and payment of 10% of all consideration received by the Company from third-party licenses of SuperAntibody versions of the antibodies.

15.

United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are substantially the same as principles applicable in the United States and practices prescribed by the United States Securities and Exchange Commission, except for the following:

(a)

Technology rights:

Under Canadian generally accepted accounting principles (“Canadian GAAP”), research and development costs for a project that meets accepted criteria for deferral and amortization, or expenditures relating to the acquisition of technology and other assets and patent and trademark rights which relate to in-process research and development, may be deferred and amortized to expense in a rational and systematic manner.  Under United States generally accepted accounting principles (“US GAAP”), research and development costs are charged to expense when incurred.  In the Company’s case, application of US GAAP on the accounting for these costs would not materially affect the Company’s financial statements.

(b)

Stock-based compensation:

Under Canadian GAAP, for fiscal 2003 and prior periods, the Company accounted for stock options granted to employees and directors by the settlement method and for fiscal 2002 and prior periods, the Company accounted for stock options granted to non-employees by the settlement method.  Accordingly, no compensation expense was recognized for stock options granted.  For fiscal 2003, under Canadian GAAP, the Company accounted for stock options granted to non-employees by the fair value method.  For fiscal 2004, the Company accounted for all stock options granted by the fair value method.

OMB Number:  3235-0288

15.

United States generally accepted accounting principles (continued):

(b)

Stock-based compensation (continued):

Under US GAAP, for fiscal 2003 and prior periods, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) for US GAAP purposes for stock option grants to employees and directors.  Stock option grants to non-employees for these periods would have been accounted for by the fair value method under U.S. GAAP.  Had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123, loss for the year ended June 30, 2003 under US GAAP would have been the pro forma numbers indicated in note 9(e)(ii).

As there were no options granted by InNexus prior to July 1, 2002, no pro forma disclosure for periods prior to 2003 is required.  The fair value on the grant date has been estimated using the Black-Scholes option-pricing method using the assumptions disclosed in note 9(e)(ii).

Under US GAAP, for fiscal 2004, the Company adopted the transitional rules under Statement of Financial Accounting Standards No. 148, which is substantially consistent with Canadian GAAP for 2004.  However, under US GAAP, the stock-based compensation expense reported in the statement of operations would not be presented separately, but would be allocated to the related expense category.

(c)

Accounting for investments in debt and equity securities:

Statement of Financial Accounting Standards No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings.  Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized.  Both of these types of investments are presented on a cost basis under Canadian GAAP.

Under US GAAP, investments and unrealized holding gains in shareholders’ equity at June 30, 2004 would each be increased by $1,654,005 (2003 - nil).

(d)

Comprehensive income:

US GAAP requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and additional paid-in capital in the equity section of the balance sheet.

Under US GAAP, other comprehensive income (loss) for the year ended June 30, 2004, which consists of changes in the unrealized holding gains (losses) on investments, would be income of $1,654,005 (2003 - nil; 2002 - nil; 2001 - nil).

OMB Number:  3235-0288

15.

United States generally accepted accounting principles (continued):

(e)

Additional disclosures required for development stage companies:

US GAAP requires summary disclosure of all shareholders equity transactions from inception to the latest reporting period for companies in the development stage.  Share capital and additional paid-in capital transactions for InNexus and Cusil, subsequent to the June 27, 2003 transaction with InNexus, are disclosed in note 9(b).  However, the statement of deficit accumulated during the development stage only discloses changes during the periods since the year ended December 31, 2001.  Accordingly, the detailed statement of deficit accumulated during the development stage for the period from inception on July 20, 1997 to June 30, 2004 is as follows:

Loss for the period ended:

December 31, 1997

$

239,511

December 31, 1998

76,113

December 31, 1999

-

December 31, 2000

-

December 31, 2001

313,560

June 30, 2002

256,878

June 30, 2003

466,862

June 30, 2004

925,913

Deficit accumulated during the development stage at June 30, 2004

$

2,278,837

(f)

Recent United States accounting standards:

None of the new pronouncements issued by the Financial Accounting Standards Board (“FASB”) during the year ended June 30, 2004 are expected to have a material impact on the Company’s financial statements.

The FASB and Emerging Issues Task Force (“EITF”) issued a variety of interpretations that were effective for the Company for the year ended June 30, 2004, including the following interpretations with wide applicability:

•

Financial Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which addresses disclosure and initial recognition and measurement provisions related to guarantees.  The disclosure provisions became effective for periods ending after December 15, 2002.  The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.

OMB Number:  3235-0288

15.

United States generally accepted accounting principles (continued):

(f)

Recent United States accounting standards (continued):

•

Financial Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”).  The Interpretation is effect for periods ending after March 15, 2004.

•

The EITF reached a consensus on issue 00-21, “Revenue Arrangements with Multiple Deliverables”.  This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time.  The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

The adoption of FIN 45, FIN 46R and EITF 00-21 have not impacted the Company’s financial statements.

A reconciliation of the loss for the year ended June 30, 2004 as shown in these consolidated financial statements, to the loss for the year in accordance with US GAAP, excluding the effects of SFAS 123, and to comprehensive income for the year using US GAAP, is as follows:

Loss for the year in these consolidated financial statements

$

(925,913)

Adjustments to reconcile to US GAAP

-

Loss for the year under US GAAP

(925,913)

Other comprehensive income, net of tax:

Change in unrealized holding gains on investments (d)

1,654,005

Comprehensive income for the year under US GAAP

$

728,092

Basic loss per share

$

(0.06)

Diluted loss per share

(0.06)

A reconciliation of assets as at June 30, 2004 as shown in these consolidated financial statements to assets under US GAAP is as follows:

Assets in these consolidated financial statements

$

1,002,766

Adjustment to reconcile to US GAAP:

Investments (c)

1,654,005

Assets under US GAAP

$

2,656,771

OMB Number:  3235-0288

15.

United States generally accepted accounting principles (continued):

Shareholders’ equity as at June 30, 2004 under US GAAP would be as follows:

Common stock

$

2,741,546

Exchangeable preferred shares

218,276

Contributed surplus - stock options

129,791

Unrealized holding gains (c)

1,654,005

Deficit

(2,278,837)

$

2,464,781

For fiscal 2003 and prior periods, there would be no differences in assets, liabilities and shareholders equity, loss for the period or cash provided by (used in) operations, investments and financing under US GAAP, as compared to the amounts reported in these financial statements for fiscal 2003 and prior periods.  In addition, for fiscal 2004, there would be no differences in liabilities or in cash provided by (used in) operations, investments and financing under US GAAP, as compared to the amounts reported in these financial statements for fiscal 2004.

OMB Number:  3235-0288

ITEM 18. FINANCIAL STATEMENTS.

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Annual Report:

(a)

Financial Statements and Reports referred to in Item 17

(b)

Exhibits

1.1(1)

Memorandum of Incorporation of InNexus Biotechnology Inc., as altered;

1.2(1)

Certificate of Change of Name;

1.3(1)

Altered Articles of InNexus Biotechnology Inc.;

2.1(1)

Specimen Certificate of Common Shares of InNexus Biotechnology Inc. ;

4.1(1)

Share Exchange Agreement dated December 5, 2001 among us, InNexus Inc., Alton C. Morgan, Gail Thurston and Garth Likes for our acquisition of all the shares in InNexus Inc. and our reverse takeover of InNexus Inc.;

4.2(1)

Agreement between InNexus Inc., InNexus Biotechnology Inc., formerly Cusil Venture Corporation and ImmPheron Inc. dated for reference February 27, 2002 for the acquisition of SuperAntibody Technology not yet acquired by InNexus Inc. from ImmPheron Inc.;

4.3(1)

Debt Settlement Agreements between InNexus Biotechnology Inc., formerly Cusil Venture Corporation, InNexus Inc. and Dr. Alton C. Morgan, Gail Thurston and Garth Likes respectively for the settlement of debts owed by InNexus Inc. ;

4.4(1)

Escrow Agreement dated June 27th, 2003 among InNexus Biotechnology Inc., formerly Cusil Venture Corporation, Pacific Corporate Trust Company as our Transfer Agent and the respective holders of escrow shares to be issued under the Share Exchange Agreement;

4.5(1)

Stock Option Plan and form of option agreement;

4.6(1)

Exchange Agreement dated June 27th, 2003 among InNexus Biotechnology Inc., formerly Cusil Venture Corporation, InNexus Exchange Corp. and the holders of the Exchangeable Preferred Shares;

4.7(1)

Asset transfer agreement dated June 27th, 2003 among InNexus Biotechnology International Limited, InNexus Inc. and ImmPheron Inc. respecting transfer of SuperAntibody Technology to InNexus Biotechnology International Limited;

4.8(1)

Investor Relations Agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation and NVR Capital Corp. respecting the provision of investor relation services;

4.9(1)

Sub-license Agreement between InNexus Inc. and IMM dated for reference June 6, 2002 relating to 1F7;

4.10(1)

License Agreement between InNexus Biotechnology International Limited and Corixa Corporation dated for reference August 13, 2003 for the worldwide development and marketing of certain monoclonal antibody products, modified by SuperAntibody Technology, for human use;

4.11(1)

Research and Development Agreement between InNexus Biotechnology International Limited and Corixa Corporation dated for reference August 13, 2003 where both parties agreed to perform a collaborative study to evaluate the feasibility and potential for SuperAntibody Technology to be used with Corixa’s proprietary monoclonal antibodies;

4.12(1)

Licensing Agreement between InNexus Inc. and BioKinetix Research, Inc. (“BIOK”) dated for reference January 7, 2002 which granted Beglend Corporation and its research and development affiliate entity, BIOK, a license to exploit certain licensed technology;

4.13(1)

Assent to assignment of rights between InNexus Inc. and BIOK whereby InNexus Inc. agreed to the assignment of all BIOK’s rights under the Licensing Agreement to RJV Networks, Incorporated;

4.14(1)

Consulting agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation and West Oak Capital Group, Inc. retaining the services of Stuart Rogers to act as our Chief Financial Officer;

4.15(1)

Employment agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation and Alton C. Morgan dated for reference the 27th day of June, 2003;

4.16(1)

Employment agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation and Gail Thurston dated for reference the 27th day of June, 2003;

4.17(1)

Consulting agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation and Beloud Management Consultants Ltd. dated for reference the 7th day of July, 2003;

4.18(1)

Consulting Agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation, Garth Likes and 672442 B.C. Ltd. dated for reference January 15, 2004;

4.19(1)

Option Extension Agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation and ImmPheron Inc. dated for reference May 19, 2004;

4.20

Licensing Agreement dated September 9, 2004 between us and ImmPheron Inc. for the acquisition of remaining antibody assets held by ImmPheron that were not previously acquired by us;

4.21

Consulting Agreement between InNexus Biotechnology Inc. and Karl Cahill dated for reference December 1, 2004;

8.1

Our subsidiaries.  See Item 4. A.  History and Development of The Company;

12.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended;

12.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended; and

13.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)

These exhibits were previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-50656).

OMB Number:  3235-0288

OMB Number:  3235-0288

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

InNexus Biotechnology Inc.

Date: December 23, 2004

“Alton C. Morgan”

Dr. Alton C. Morgan

Chief Executive Officer

“Stuart Rogers”

Stuart Rogers

Chief Financial Officer

OMB Number:  3235-0288

Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of InNexus Biotechnology Inc. as of November 30, 2004:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION	OWNERSHIP

North Bioscience Inc.	British Columbia, Canada	100%
InNexus Biotechnology International Limited	Barbados	100%
InNexus Inc.	State of Washington	100%
InNexus Exchange Corp.	State of Nevada	100%

For details see Item 4 - “Information On The Company”

OMB Number:  3235-0288

Exhibit 12.1

CERTIFICATION

I, Alton Charles Morgan, President and Chief Executive Officer, certify that:

1.

I have reviewed this annual report on Form 20-F of InNexus Biotechnology Inc. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: December 23, 2004

“Alton C. Morgan”

Alton C. Morgan, President and Chief Executive Officer

OMB Number:  3235-0288

Exhibit 12.2

CERTIFICATION

I, Stuart Rogers, Chief Financial Officer, certify that:

1.

I have reviewed this annual report on Form 20-F of InNexus Biotechnology Inc. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: December 23, 2004

“Stuart Rogers”

Stuart Rogers, Chief Financial Officer

OMB Number:  3235-0288

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of InNexus Biotechnology Inc. (the “Company”) on Form 20-F (the “Report”), each of the undersigned, Alton Charles Morgan, President and Chief Executive Officer of the Company, and Stuart Rogers, Chief Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 23, 2004

“Alton Charles Morgan”

Alton Charles Morgan

President and Chief Executive Officer

Dated: December 23, 2004

“Stuart Rogers”

Stuart Rogers

Chief Financial Officer

Endnotes

Figure 2

Page 40 of 106