Form 20-F
period 2005-06-30
INNEXUS BIOTECHNOLOGY INC
filed 2006-01-03
CIK 1278730

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

 (Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

█

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

June 30, 2005

OR

ANNUAL TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________ to _________________________

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number

000-50656

INNEXUS BIOTECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

410 – 325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of June 30, 2005: 22,431,239 Common Shares

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

Item 17    X

Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes

No    X

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We were incorporated as Cusil Venture Corporation on September 5, 1997 under the predecessor to the Business Corporations Act of British Columbia.  Effective June 27, 2003, we completed the acquisition of 100% of the outstanding shares of InNexus Inc. in a share exchange under which we issued the former shareholders of InNexus  Inc. a controlling interest in our company.  The acquisition of InNexus Inc. has been accounted for in the financial statements as a reverse takeover.  Consequently, the consolidated statements of operations and deficit and cash flows reflect the results from operations and cash flows of InNexus Inc., the legal subsidiary, for the years ended June 30, 2005, 2004 and 2003, the period from incorporation on July 20, 1997 to June 30, 2005, combined with those of Cusil Venture Corporation, the legal parent, from acquisition on June 27, 2003, in accordance with generally accepted accounting principles in Canada.

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

The following selected financial data has been extracted from the more detailed financial statements included herein (stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”), including our audited consolidated financial statements for the years ended June 30, 2005, 2004 and 2003, and the period from incorporation on July 20, 1997 to June 30, 2005.  Reference is made to Note 14 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP.  The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations and liquidity and capital resources under “Item 5.  Operating and Financial Review and Prospects”.

	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003	Year ended June 30, 2002	Year ended December 31, 2001	Period from incorporation on July 20, 1997 to June 30, 2005
Income Statement Data:
Net Loss from operations (1)
Canadian GAAP	$2,177,521	$925,913	$466,862	$256,878	$313,560	$4,456,358
US GAAP	$2,177,521	$925,913	$466,862			$4,456,358
Net Loss for the period (1)
Canadian GAAP	$2,443,131	$925,913	$466,862	$256,878	$313,560	$4,721,968
US GAAP	$2,443,131	$925,913	$466,862			$4,721,968
Net Loss per share (1)
Canadian GAAP	$0.10	$0.06	$0.06	$0.03	$0.40
US GAAP	$0.12	$0.06	$0.06

(1)  See Note 14 to attached Financial Statements to June 30, 2005 for US GAAP reconciliation.

	As at
	June 30, 2005	June 30, 2004	June 30, 2003	June 30, 2002	December 31, 2001
Balance Sheet Data
Current Assets	$133,369	$489,688	$328,218	$5,211	$8,986
Current Liabilities	$143,364	$138,170	$191,114	$722,267	$454,883
Working Capital (Deficiency)	$(9,995)	$351,518	$137,104	$(717,056)	$(445,897)
Total Assets
Canadian GAAP	$710,720	$1,002,766	$596,898	$19,493	$8,987
US GAAP	$445,110	$2,656,771	$596,898	$19,493	$8,987
Long Term Obligations	-	$53,820	$107,720	-	-
Shareholders Equity
Canadian GAAP	$567,356	$810,776	$298,064	$(702,774)	$(445,896)
US GAAP	$301,746	$2,464,781	$298,064	$(702,774)	$(445,896)
Number of Shares (1)	22,431,239	19,141,157	13,493,353	7,580,000	7,580,000

(1)  As adjusted to give effect to the Share Exchange, in which the number of shares of InNexus Inc. has been adjusted to the number of shares of Cusil Venture Corporation issued to certain shareholders of InNexus Inc. in exchange for their shares of InNexus Inc. and to be issued upon conversion of 3,750,000 Exchangeable Preferred Shares issued to certain other shareholders of InNexus Inc. in exchange for their shares of InNexus Inc.  See “Item 4A. Information on the Company – History and Development of our Company”.

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

U.S. Dollars Per Canadian Dollar

	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003	Six months ended June 30, 2002	Year ended December 31, 2001
Average for the period	US$0.8042	US$0.7454	US$0.6636	US$0.6381	US$0.6442

The table below sets out the high and low exchange rates for one Canadian dollar expressed in terms of one United States dollar (“US$”) for each of the following months.

For the month of
	June 2005	July 2005	August 2005	September 2005	October 2005	November 2005
High for the period	US$0.8159	US$0.8300	US$0.8412	US$0.8615	US$0.8579	US$0.8579
Low for the period	US$0.7950	US$0.8041	US$0.8207	US$0.8418	US$0.8313	US$0.8361

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The noon rate of exchange on December 16, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.8651 (US$1.00 = Cdn$1.1560).  Unless otherwise indicated, all references herein are to Canadian Dollars in this Annual Report.

B.

Capitalization and indebtedness.

 Not Applicable.

C.

Reasons for the offer and use of proceeds.

Not Applicable.

D.

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

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein.  We incurred losses of $2,177,521, $925,913 and $466,862, for the fiscal years ended June 30, 2005, 2004 and 2003, the six-month period ended June 30, 2002 and the fiscal year ended December 31, 2001, respectively.  As of June 30, 2005, we had a cumulative deficit of $4,456,358 with shareholder’s equity of $567,356.

Our efforts to date are focused on securing collaborative arrangements with other biotechnology companies allowing them to develop monoclonal antibody based products utilizing our Super Antibody Technology platform.  We anticipate that these collaborative arrangements will typically provide for payment to us of, in the long term, royalties from the sale of products utilizing our Super Antibody Technology platform which are successfully commercialized (“Royalties”) and advance payments to us prior to commercialization based on the achievement of certain development milestones (“Progress Payments”), while requiring our collaborative partners to incur substantially all of the cost for the research, development, testing and approval of the products.  We expect to incur substantial operating expenses in connection with our efforts to secure such collaborative arrangements, as well as additional costs related to our anticipated obligations under various prospective collaborative arrangements.  We expect these expenses to result in continuing and significant operating losses during our fiscal year ending June 30, 2006 and for the foreseeable future.  We have limited revenue from operations and do not expect to earn any significant revenues from operations unless we can successfully negotiate collaborative arrangements which provide for Progress Payments sufficient to cover our anticipated expenses or unless we and a collaborative partner successfully commercialize one or more products utilizing our Super Antibody Technology platform.  Either event is expected to take several years.  We currently do not have any potential products.  Our only revenue to date is the 1.6 million restricted shares of Protokinetix, Inc. that we received in payment of a licensing fee, for which we recognized $266,666 as revenue, being the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement.  On May 2, 2005, these shares were sold for $313,795 (US$250,000), resulting in a gain on sale of this investment of $47,128.  There is no assurance that we will be able to secure collaborative arrangements which provide for the payment of Royalties and Progress Payments on favourable terms or in amounts sufficient to cover our anticipated operating expenses or which provide for payment of such amounts on favourable terms and conditions.  Even if we do secure such collaborative arrangements, there is no assurance that we will be able to meet the milestone conditions for such Progress Payments, or that a product utilizing our Super Antibody Technology platform will ever be successfully commercialized.  Even if one or more products utilizing our Super Antibody Technology platform are profitably commercialized, the initial losses incurred by us may never be recovered.

Our ability to continue as a going concern is uncertain.  There is substantial uncertainty related to our ability to continue as a going concern, which is dependent on our ability to obtain additional sources of financing to sustain our operations, successfully bring our technologies to market and achieve future profitable operations.

Our financial statements have been prepared on the going concern basis, which presumes we will be able to realize our assets and discharge our liabilities in the normal course of operations for the foreseeable future.  There is substantial uncertainty related to our ability to continue as a going concern, which is dependent on our ability to obtain additional sources of financing to sustain our operations, successfully bring our technologies to market and achieve future profitable operations.  Our ability to accomplish these things is uncertain and cannot be predicted at this time.  We may not be able to obtain adequate financing or financing on acceptable terms to meet our capital requirements and obligations, which may require us to delay, curtail or cancel further development of our SuperAntibody technologies.  The auditors’ report on our June 30, 2005 consolidated financial statements includes an additional paragraph with respect to the existence of conditions and events that cast substantial doubt on our ability to continue as a going concern.  Our financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations.  Given our history of losses and our business strategy, there is substantial doubt that we will be able to continue as going concern.

We need to raise additional capital to fund our operations.  The failure to do so may compel us to liquidate.  Alternatively, capital may not be available to us on favorable terms and may lead to significant dilution to our shareholders’ equity.

We will require substantial additional capital resources to further develop our SuperAntibody Technologies, identify potential collaborators for our SuperAntibody Technologies, enter into strategic collaborations, obtain regulatory approvals for products utilizing our Super Antibody Technology platform and ultimately to commercialize these products.  Developing and commercializing products utilizing our SuperAntibody Technology platform and entering into collaborative relationships is an expensive and time consuming process.  As of June 30, 2005, we had working capital deficiency of $9,995 however we received $505,000 from the closing of a private placement in September of 2005 and an additional $2,500,000 from another private placement completed in October of 2005.  We anticipate we have sufficient working capital to fund our operations until September, 2006, however we do not have any potential products utilizing our SuperAntibody Technology platform during this period and as a result we do not expect any revenue from operations.  Accordingly, we will require additional capital over the next several years.  See Item 5B.  “Operating and Financial Review and Prospects – Liquidity and Capital Resources”

We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions.  Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, we may be unable to raise such financing on terms favorable to us or our shareholders, if at all.  Such financings, to the extent they are available may result in substantial dilution.

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

Our business strategy depends significantly on our ability to establish collaborative arrangements with third parties to perform research and development activities.  We currently do not have the resources to establish our own research and development facility.  If we fail to secure additional collaborative partners, our success will depend on our two existing collaborators, Corixa Corporation and Protokinetix, Inc.  In order to maintain the collaboration, we are required to modify antibodies provided by Corixa to make them effectively “SuperAntibodies” and provide Corixa with the support required for them to decide to license our SuperAntibody Technologies.  The continuation of this collaboration is dependent upon our SuperAntibody Technologies providing a quantifiable improvement in the potential therapeutic effectiveness of antibodies provided by Corixa to their satisfaction and their desire to continue to conduct research on our SuperAntibody Technologies as their own corporate resources warrant.  With Protokinetix, we have been paid for the right for Protokinetix to use our SuperAntibody Technologies to modify antibodies of its choosing, and Protokinetix is obligated to pay for any such work done on its behalf.  Protokinetix has not yet identified any antibodies that they would like to modify using our SuperAntibody Technologies.  There can be no assurance that we will be able to negotiate additional acceptable collaborative arrangements.  Consequently, we may be unable to generate sufficient revenue or gross margins to be profitable.

We are establishing a new biotechnology development business and there are no potential, developed or approved products incorporating our SuperAntibody Technologies.  If our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earnings will be impaired and may not generate revenues, cash flows or earnings.

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

•

delays in regulatory approvals.

Uncertainties may include our lack of sufficient long-term working capital necessary for us to attract and maintain the qualified personnel necessary to provide the support required for our collaborators to evaluate our technology and our dependence on attracting sufficient interest in our technology for us to achieve profitable operations.  Complications may be experienced in our attempts to modify antibodies using our SuperAntibody Technologies, their subsequent humanization for possible use as human therapeutics, and complications that could arise during clinical trials.  Our business strategy will continue to focus on our ability to establish collaborative arrangements with third parties to perform research and development activities.  There are no products that currently use our technologies and development of these products will likely take several years.

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

The market price for our common shares as reported by the TSX Venture Exchange have fluctuated from $0.22 to $0.80 during the twelve month period ended June 30, 2005, from $0.18 to $0.68 during the twelve month period ended June 30, 2004, from $0.25 to $0.49 during the twelve month period ended June 30, 2003, from $0.18 to $0.38 during the six month period ended December 31, 2003, and from $0.22 to $0.49 from July 1, 2005 to the date of this Annual Report.  Prior to June 27, 2003, the date we acquired InNexus Inc., we were engaged in the mineral exploration business and the historical price of our common shares may not be indicative of future stock prices.  Market prices for securities of biotechnology companies generally are highly volatile.  Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights by us or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concern over the safety of biotechnological products, future sales of our common shares or our shareholders and other factors could have a significant effect on the market price of our common shares.

We have reserved 36,111,188 common shares for future issuance, which if issued may cause dilution in the value of currently issued and outstanding shares.

As of November 30, 2005, we have reserved 6,917,188 Common Shares for issuance on the conversion of the Exchangeable Preferred Shares.  We have reserved 11,000,000 Common Shares for issuance on the conversion of the Convertible Preferred Shares.  We have also reserved 2,415,000 Common Shares for issuance on the exercise of incentive stock options.  In addition we reserved 15,779,000 common shares for issuance upon the exercise of outstanding warrants.  If such Exchangeable Preferred Shares, options and warrants are fully converted or exercised, such common shares would constitute 58.7% of the then total of our share capital, which would then be 61,512,427 common shares outstanding.  The conversion of the Exchangeable Preferred Shares and the Convertible Preferred Shares and the exercise of such warrants and options and the subsequent resale of such common share in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.  We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6B.  “Compensation – Incentive Stock Options”

Currency exchange rate fluctuations could adversely affect our operation.

Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars.  Fluctuations in foreign currency exchange rates may affect our results of operations which in turn may adversely affect reported financial figures and the comparability of period-to-period results of operations.  We are not undertaking any foreign currency hedging strategies at this time.

We are a foreign corporation and most of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of British Columbia, Canada.  All of our directors, officers and experts are residents of Canada, with the exception of Dr. Alton C. Morgan and Dr. Sybille Muller (who are both resident in the United States) and substantially all of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities provisions of the securities laws of the United States or any state thereof.  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends.

We do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We believe we were a passive foreign investment company during fiscal 2005, which may have a material affect on U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during fiscal 2005, which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  See Item 10. “Taxation – United States Federal Income Tax Consequences.”

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.”  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the year ended June 30, 2005 ranged between $0.22 and $0.74 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

In October of 2004, we completed the acquisition of specific antibodies to treat Coronary Heart Disease and Chronic Viral Diseases from ImmPheron Inc.  The antibodies are in the late preclinical stage of development and have demonstrated efficacy in highly relevant animal models of human disease.  We believe these antibodies are ideal candidates for potency enhancement and potential commercialization using SuperAntibody Technology.  The acquisition of these antibodies will expand our activities to include the application of SuperAntibody Technology to development of our own product candidates for eventual licensing to pharmaceutical partners.  This strategy will not increase the risks associated with our business.  Consideration for this acquisition was comprised of the issuance to ImmPheron Inc. 500,000 of exchangeable preferred shares, the payment of US$50,000, a royalty of 3% on net sales of an products developed by us using the antibodies and payment of 10% of all consideration received by us from third party licensees of SuperAntibody versions of the antibodies.

Other than the transactions described above, we have not made any other acquisitions and our shares are not subject to any public takeover offers.  Neither we nor any our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our registered office is 2760 – 200 Granville Street, Vancouver, British Columbia, Canada.  Our executive office is located at Suite 410, 325 Howe Street, Vancouver, British Columbia, Canada.  Our telephone number is (604) 687-3520.

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

We believe that our current capital resources will be sufficient to fund operations as currently anticipated until September 30, 2005 and will require additional funds on an ongoing basis until we are able to establish adequate revenue from our proposed collaborative arrangements.  We currently do not have any potential products utilizing our SuperAntibody Technology platform.  Accordingly, unless we are able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.

Plan of Operation

We are currently focused on finalizing licensing arrangements with a number of prospective industry partners as well as developing our own SuperAntibody for potential clinical development.   To achieve this goal, we have budgeted $2,173,000 to be spent on research and administration for the fiscal year ended June 30, 2006.   This amount is comprised of a budget of $785,000 for research activities on SAT versions of antibodies, $211,000 for new lab equipment, $346,000 for hiring management personnel to supervise product development and $831,000 for business development salaries and activities and general and administrative expenses.  Having completed a private placement of $505,000 in September, 2005 and $2,750,000 in October, 2005, we believe we have sufficient funds on hand to satisfy these funding requirements to June 30, 2006 in the absence of any additional equity funding or licensing revenue.

Business Strategy

Unlike a traditional biotechnology company which focuses on research, development and eventual sale of a pharmaceutical product, we are currently in the business of offering other biotechnology companies use of our technology platform – our SuperAntibody Technology – to help them in developing or improving their own antibody based products or prospective products.  Our technology has not yet been used in any generally recognized commercial applications, and therefore lacks validation and general industry acceptance.  One strategy open to us would be to seek to develop our own lead product using our technology.  If we were successful, we would both obtain the benefits of the product and also obtain validation for our technology itself, and therefore be able to demand significant royalties or other payments, both in advance and after product approval and sale, for use of our technology.  This strategy has been used by other companies, but carries with it the risk that if the lead product is not successful, the technology itself will be rejected by potential industry users.  In addition, development of a pharmaceutical product, particularly once a prospective product proceeds to clinical trials, is by its very nature extremely costly and time consuming.  In January of 2005, we entered into a co-development arrangement for our TransMab Antibody Technology with Epitomics Inc. of Burlingame, California.  Under the terms of the agreement, Epitomics will supply humanized antibodies for certain intracellular targets that have been identified by the parties.  We will then modify these antibodies for intracellular delivery using our TransMab Technology.  We plan to then jointly move the lead therapeutic candidate(s) through clinical trials phase II, before licensing to a commercialization partner.  We do not currently have sufficient financial resources or research and development infrastructure to develop pharmaceutical products on our own and are not currently able to fund and manage a product through clinical trials.

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

We acquired all other patent and rights to SuperAntibody Technology not already transferred to InNexus Inc. under the terms of an agreement among InNexus Inc., ImmPheron Inc. and us dated February 27, 2002, in consideration of 2,500,000 Exchangeable Preferred Shares at a deemed price of $0.38 per share for a value of $950,000 (exchangeable for an equal number of our Common Shares) and the payment of US$170,000.  InNexus Biotechnology International Limited, our Barbados subsidiary, now holds all rights to SuperAntibody Technology.  In October 2004, we acquired the rights to specific antibodies for the treatment of coronary heart disease and chronic viral diseases from ImmPheron.  Consideration for the acquisition was comprised of the issuance to ImmPheron of 500,000 Exchangeable Preferred Shares, the payment of US$50,000, a royalty of 3% on net sales of any products developed by us using the antibodies and payment of 10% of all consideration received by us from which third party licenses of super antibody version of the antibodies.  We also have the option under the terms of our agreement with ImmPheron, subject to the approval of ImmPheron’s minority shareholders, our shareholders and regulatory authorities, to acquire all of the outstanding shares and shareholders’ loans of ImmPheron in consideration of the issuance of that number of our Common Shares which is equal to the fair market value of the remaining assets of ImmPheron, as agreed to by the parties or determined by independent valuation.  The option was due to expire on December 31, 2004.  We are in negotiation with ImmPheron for an extension to the option.

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

Our initial marketing efforts will focus on targeting established pharmaceutical and biotechnology companies that could use our SuperAntibody Technology to improve on the effectiveness of their existing monoclonal antibody based products.  Based on industry sources in 2003, it is estimated that there are approximately 260 biotechnology companies worldwide involved in the development of at least 700 antibody-based products.  Approximately 220 of these products were in early clinical trials.  According to the Pharmaceutical Research and Manufacturers of America, monoclonal antibody products represented approximately 37% of all biotechnology products in development by its members.  We intend to focus on North America, but also have initiated contacts with a number of pharmaceutical companies in Japan through prior introductions.

Our Collaborative Arrangements

Protokinetix, Inc.:  On August 18, 2003, we announced that we had granted a license to Protokinetix, Inc. (OTCBB: PKTX) of Vancouver, B.C. for the use of our SuperAntibody Technology with up to 3 antibodies.  The SuperAntibody Technology will initially be used with antibodies to the RECAF receptor.  Under the terms of this agreement, Protokinetix, Inc. issued us 1.6 million of its restricted shares and agreed to pay us a cash licensing fee of US$60,000, ongoing fees and payment towards research and development costs for the development of monoclonal antibodies utilizing SuperAntibody Technology, as well as cash payments on the achievement of certain milestones.  Based on the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement, we recognized $266,666 as revenue.  On May 2, 2005, these shares were sold for $313,794 (US$250,000), resulting in a gain on sale of this investment of $47,128.  With Protokinetix, we have been paid for the right for Protokinetix to use our SuperAntibody Technology to modify antibodies of its choosing, and is obligated to pay for any such work done on its behalf.  Protokinetix has not yet identified any antibodies that they would like to modify using our SuperAntibody Technology.  We will also receive a royalty on the gross sales of any products developed by Protokinetix, Inc. using SuperAntibody Technology.  If Protokinetix becomes insolvent or fails to make payments under this agreement when due, we may terminate this agreement after providing them with 30 days prior written notice.

Corixa Corp.:  We entered into a research and development agreement and a license agreement with Corixa Corp. (NASDAQ:CRXA) of Seattle, WA in September of 2003.  The research and development agreement would allow both parties to perform a collaborative study to evaluate the feasibility and potential for SuperAntibody Technology to be used with certain of the proprietary monoclonal antibodies and monoclonal antibodies under development by Corixa.  As part of the agreement, we granted Corixa an exclusive option with respect to each monoclonal antibody (“MAb”) evaluated and certain exclusive worldwide licenses.  We have agreed not to contact or collaborate with other companies for the use of the SuperAntibody Technology with any antibodies evaluated.  The option for each MAb shall continue for 18 months after initiation of studies with such MAb.  Corixa may terminate this agreement after providing us with 15 days prior written notice in the event that we have not furnished to Corixa the study reports as anticipated under the agreement.  Currently, the first mAb in the agreement has been converted to a SuperAntibody and tested in their laboratories; Corixa has decided not to further develop it at this time due to a change of focus by its parent company.  It is anticipated that a large number of the antibodies will be evaluated under the research and development agreement but with only a limited number having the license triggered.  The collaboration has not resulted in an antibody for which Corixa has moved forward and therefore there are no annual fees due at this time.

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

Mayo Clinic Arizona:

In April of 2005, we entered into a collaborative research agreement with Mayo Clinic aimed at advancing the development of monoclonal antibody.  The parties will work together to identify research and development initiatives of mutual interest, determine the contract and administrative arrangements best suited to each of those initiatives and work cooperatively to carry out those initiatives.  This agreement does not contain any commitments by us to expend cash or any other resources.

Epitomics Inc.:

In January of 2005, we entered into a co-development arrangement for our TransMab Antibody Technology with Epitomics Inc. of Burlingame, California.  Under the terms of the agreement, Epitomics will supply humanized antibodies for certain intracellular targets that have been identified by the parties.  We will then modify these antibodies for intracellular delivery using our TransMab Technology.   This agreement was terminated as of December 1, 2005 due to the failure of an Epitomics antibody to recognize a target, however Epitomics desires to work further with us and we are hopeful that Epitomics’ development program will produce a positive result.

The terms of the foregoing collaboration arrangements are summarized as follows:

Item	Corixa	Protokinetix
All payments made to date	$ 0	$266,666
Aggregate potential milestone payments (per antibody for which SAT is licensed)	$3,750,000	$1,000,000
Description of milestone events	Licensing, Phase I, Phase II, Phase III, BLA	Licensing, Phase I, Phase II, Phase III, BLA
Annual Fees (per antibody)	$60,000	$60,000
Royalty provisions (per antibody)	2%	4-6%
Date of Expiration	Expire upon the expiry of any patent comprising the licensed technology	Expire upon the expiry of any patent comprising the licensed technology
Termination Provisions, including any payments required upon termination	30 days notice	30 days notice in the event of breach by Protokinetix

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
InNexus Inc. 100% (Washington)

North Bioscience Inc. 100% (British Columbia, Canada)

B.

Property, Plants and Equipment.

We do not own any real property.  Our offices are located in the Seattle area at 3405 172nd Street NE, #196, Arlington, Washington 98223 and at Suite 410 – 325 Howe Street in Vancouver, British Columbia, Canada V6C 1Z7.  The existing premises in Arlington, Washington are currently leased on a month to month basis at $500 per month and can be terminated on 30 days notice.  Our Vancouver premises are provided as part of our consulting agreement with Pacific Opportunity Capital, Ltd. at no additional cost, and the agreement can be terminated on 30 days notice, without further obligation.  We will employ our senior management and provide project management capabilities through these locations.  Research and development is being carried out at ImmPheron laboratories in Lexington, Kentucky on a contract basis.

We currently employ 10 people and will also employ consultants and carry out additional research through or with corporate partners through various locations in North America.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP, which differ in certain significant respects from U.S. GAAP, and are stated in Canadian Dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”.  You should read the following discussion in conjunction with our financial statements and the notes thereto included in this report under Item 17, including our audited consolidated financial statements for the years ended June 30, 2005, 2004 and 2003, and the period from incorporation on July 20, 1997 to June 30, 2005.  Reference is made to Note 14 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP, as they pertain to our financial statements.  Management’s discussion and analysis is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described under "Key Information" and elsewhere in this Annual Report.  We disclaim any obligation to update information contained in any forward-looking statements.

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

Unlike a traditional biotechnology company, which seeks to develop proprietary therapeutic or diagnostic products based on its own research and development, we are primarily focused on assisting other biotechnology companies to enhance or develop their own products using our proprietary technology platform, SuperAntibody Technologies.  Our SuperAntibody Technologies seek to improve the therapeutic potency of existing monoclonal antibodies by increasing binding to the target antigen, enhancing antibody effectiveness and installing new properties into antibodies.  See Item 4.B “Business Overview – Principal Products and Services”.  Following this strategy, we hope to enter into collaborative research and development agreements with biotechnology companies such as our recent agreement with Epitomics Inc. whereby we intend to assist them in improving their humanized antibodies using our TransMab Technology and Corixa Corp. whereby we intend tp assist them in improving the therapeutic potency and other features of their existing monoclonal antibodies through use of our SuperAntibody Technologies.  We believe our SuperAntibody Technologies may offer a number of potential biotechnology collaborative partners a number of significant potential advantages in the development and commercialization of antibody based products, including, improving the effectiveness of a potential product, changing certain characteristics which would prevent commercialization of a prospective product, offering new applications for existing products, and, in some cases, enhanced or extended patent protection.  We anticipate these agreements will typically provide for a collaborative research and development program, conducted at the expense of and using staff and facilities owned and funded by our collaborative partner (or, alternatively facilities operated by third parties on a contract basis), with our participation on a fee for service basis.

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

In May of 2005, we entered into a multi-year collaborative research agreement with Mayo Clinic aimed at advancing the science of monoclonal antibody development, and for the creation of new medicines for cancer, cardiovascular disease and other difficult-to-treat diseases.  The initial objective of this collaboration will be to synergize the strength of both organizations while concentrating on creation of new antibody-based therapies.

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

(b)

As InNexus Inc. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in our financial statements at their historical carrying values; and

(c)

Control of our assets and liabilities is deemed to have been acquired by InNexus Inc.  The fair value of the cost of the purchase is $220,681 and is equal to the net book value of the assets acquired from us as outlined in Note 3 of our consolidated financial statements for the year ended June 30, 2005.

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

For the financial year ended June 30, 2005, we realized a gain on sale of an investment of $47,128.  This gain was brought about by the sale of the 1.6 million shares of Protokinetix, Inc. that we received in payment of a licensing fee, for which we recognized $266,666 as revenue, for the sum of $313,794 (US$250,000).

Going Concern Assumption

We are a development stage enterprise and have not yet commenced commercial operations.  Our financial statements have been prepared on the going concern basis, which presumes we will be able to realize our assets and discharge our liabilities in the normal course of operations for the foreseeable future.  We have a history of losses; and have not yet generated any revenues (other than proceeds from the sale of the shares of Protokinetix, Inc.).  Our continuation as a going concern is uncertain and dependent on successfully bringing our technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain our operations, the outcome of which cannot be predicted at this time.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of our technologies.  Our financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations.

Amortization

Equipment is recorded at cost and amortization is provided on a straight-line basis at 30% per annum, commencing from the time the equipment is put in use.  Research costs are charged as an expense in the period in which they are incurred.  Development costs are charged as an expense in the period incurred unless we believe a development project meets generally accepted criteria for deferral and amortization.  Once we believe a development project meets the criteria for deferral and amortization, we defer further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold.  At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.  The costs of acquiring technology, trademarks, patents and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives.  The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to net recoverable amount when considered necessary.

The carrying value of technology rights does not necessarily reflect present or future values.  The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

Compensation

We have a stock option plan which is described in note 8(e) to our Audited Financial Statements.  Effective July 1, 2003, we adopted a new method to account for stock based compensation and other stock based payments.  Under the new standard, stock-based payments to employees and non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2003, are accounted for using the fair value based method.   Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically re-measured during the vesting period as the options are earned.  Any changes therein are recognized over the period and in the same manner as if we had paid cash instead of paying with or using equity instruments.  The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period.  The calculation of fair value includes a number of estimates and judgments including the period over which the options will be outstanding prior to exercise and the volatility in our stock price over that period from the date of grant.

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

Year ended June 30, 2005 compared to year ended June 30, 2004

During the year ended June 30, 2005, we incurred a loss of $2,177,521 as compared to a loss of $925,913 for the year ended June 30, 2004.  The significant changes during the current fiscal period compared to the year ended June 30, 2004 are as follows:

During fiscal 2005 we received no license fees and interest income of $4,401 compared to license fees of $266,666 and interest of $1,248 having been received during the same period a year prior.

We incurred amortization expense of $122,800 (2004 $54,100) during the year ended June 30, 2005 comprised of amortization of technology rights of $99,688 (2004 $52,816) and office equipment of 23,112 (2004 $1,284), with technology rights acquired on June 27, 2003 being amortized on a straight-line basis over a five year period.

Bank charges and interest incurred during fiscal 2005 was reduced to $1,424 from the $1,799 incurred during fiscal 2003.

Consulting fees increased to $458,290 during fiscal 2005 as a result of increased expenditures for web site development, market-making, investor relations services and business development consultants.  This compares to consulting fees of $268,875 incurred during the same period a year prior.

During fiscal 2005, we incurred legal and accounting fees of $85,724 for general corporate matters, financing matters and preparation of the Form 20-F annual report we filed with the SEC.  This compares to legal and accounting expenses incurred during fiscal 2004 of $105,128 for general corporate matters and preparation of the Form 20-F registration statement we filed with the SEC on March 30, 2004.

During the year ended June 30, 2005 we incurred management fees of $60,000 to a private company controlled by a director and officer.  This compares to the same amount paid to the same director for similar services during fiscal 2004.  This agreement has been terminated effective November 4, 2005 without further obligation and we have hired Pacific Opportunity Company, Ltd. to perform financial management services.  The agreement with Pacific Opportunity can be terminated with 30 days notice and no further obligation.

During fiscal 2005, office and administration expenses increased to $115,146 from the $53,887 incurred during fiscal 2004 due to the increased costs of being a public company and communicating with shareholders.

Research consulting fees of $77,908 were incurred to a related party during fiscal 2005 as compared to $80,805 being paid for these research services during the same period a year prior.   During fiscal 2005, research consulting fees of $456,077 were paid to ImmPheron Inc. as compared to $273,364 being paid during fiscal 2004.  A total of $94,013 paid to others for research consulting during the current year was comprised mainly of patent filing work, as compared to $46,325 having been paid during fiscal 2004 for research and development work done by outside consultants.

Stock-based compensation expense of $351,754 was recorded during fiscal 2005 with respect to options that were granted to employees, directors and consultants during the period.  This compares to stock-based compensation expense of $107,836 incurred for options granted to non-employee consultants during fiscal 2004.  During fiscal 2004 we changed our accounting policy for stock-based compensation to record the fair value of all options granted in accordance with revised guidance from the Canadian Institute of Chartered Accountants.

Telephone expense increased to $33,559 during fiscal 2005 from the $11,544 incurred during fiscal 2004 due to increased levels of business development activity during the current period.

Transfer agent and filing fee expense of $18,302 was incurred during the current fiscal year.  It was reduced from $32,325 incurred during fiscal 2004.  Transfer agent and filing fees were greater for fiscal 2004 due to the fees related to us becoming a listed public company in late 2003.

Travel expenses of $239,284 were incurred during fiscal 2005 as compared to travel expenses of $79,802 being paid during fiscal 2004.  This was due to increased levels of business development activity during the current period.

For the financial year ended June 30, 2004, we received 1.6 million restricted shares of Protokinetix, Inc. in payment of a licensing fee, for which we recognized $266,667 as revenue, being the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement.  During fiscal 2005, we sold these shares were sold for $313,794 (US$250,000), resulting in a gain on sale of this investment of $47,128.

During fiscal 2005, we issued warrants in connection with a corporate finance and investment banking agreement and those warrants were recorded in the accounts at their estimated fair value, using a Black-Scholes option pricing model, of $90,000.

During fiscal 2005, we incurred a gain on foreign exchange of $2,070, which reduced the loss for the year to $2,177,521.  This compares to a gain on foreign exchange of $258 during the prior fiscal year which served to reduce the loss for that fiscal year to $925,913.

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

B.

Liquidity and Capital Resources

We are at an early stage of our development and, at present, have no material source of operating revenue, no lines of credit and no current sources of external liquidity.  Our ability to continue as a going concern is dependent upon our ability to earn revenue through corporate collaborations and licensing arrangements, raise equity capital or borrow to meet our working capital requirements.  We will require substantial additional capital resources to further pursue our business strategy of licensing our technology to other biotechnology companies under collaborative research and development arrangements.  Until such time as we are able to realize licensing and/or management fees from such arrangements sufficient to fund our operations, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund operations as currently anticipated until September 30, 2006 and additional funds on an ongoing basis until we are able to establish adequate revenue from our proposed collaborative arrangements.  We do not expect to be able to commercialize our jointly developed product candidates or complete all of our current clinical studies during this period.  Accordingly, unless we are able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.

Cash Flow

Working Capital:  At June 30, 2005, we had current assets of $133,369 and current liabilities of $143,364, for working capital deficiency of $9,995.  This compares to current assets and current liabilities at June 30, 2004 of $489,688 and $138,170 respectively, for working capital of $351,518.

Current Assets: Current assets at June 30, 2005 were comprised of cash on hand of $92,455, prepaid expenses and accounts receivable of $14,790, due from related parties of $20,932 and other receivables of $5,192.  At June 30, 2004, current assets were comprised of cash of $427,220 and accounts receivable of $62,468.

Investments: At June 30, 2004 we held 1,600,000 shares of Protokinetix Inc.  These shares are being carried at a book value of $266,667 which represented their quoted market value on the OTC Bulletin Board at the time of issuance, being US$0.12 per share.  These shares were disposed of in May of 2005.

Short and Long-term debt  Current obligations at June 30, 2005 included accounts payable and accrued liabilities of $62,594 and the current portion of the amount due to ImmPheron Inc. (for the acquisition of SuperAntibody Technology) of $80,770.  This compares to current liabilities at June 30, 2004 of $138,170 which included accounts payable and accrued liabilities of $62,634, amounts due to related parties of $21,636 and the current portion of the amount due to ImmPheron Inc. (for the acquisition of SuperAntibody Technology) of $53,900.

Private Placements and Equity Offerings: In November 2004, we completed a private placement of 2,090,000 common shares at $0.45 per share for gross proceeds of $940,500.  In March 2005, we completed a private placement of 510,000 shares at $0.45 per share for gross proceeds of $229,500.  In September 2005, we completed a private placement of 2,020,000 units at $0.25 per unit for gross proceeds of $505,000, with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at $0.30 for a two year period.  In October 2005, we completed a private placement of units at $100 per unit for gross proceeds of $2,750,000, with each unit consisting of 1 Series A convertible preferred share and 400 warrants.  Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years and will be convertible, at the option of the holder, for a period of five years into 400 common shares.  Each warrant will entitle the holder to purchase one additional common share at $0.25 for five years.  To November 30, 2005, we also received an additional $690,082 from the exercise of outstanding share purchase warrants, broker warrants and stock options.

We believe that funds currently on hand are sufficient to cover our operations until September 30, 2006, but we will require additional funds, which we anticipate obtaining from the sale of our securities, to sustain operations after that time.  We now have 1,555,000 share purchase warrants exercisable at $0.27 until January 14, 2006, and 193,000 finders warrants exercisable at $0.45 until November 4, 2006, 51,000 share purchase warrants exercisable at $0.45 until March 21, 2007, 150,000 share purchase warrants exercisable at $0.67 until January 26, 2007, 150,000 share purchase warrants exercisable at $1.34 until January 26, 2007, 2,020,000 share purchase warrants exercisable at $0.30 until September 6, 2007, 11,000,000 share purchase warrants exercisable at $0.25 until October 7, 2010 and 660,000 finders warrants exercisable at $0.25 until October 7, 2010 outstanding.  In addition, we also have 85,000 incentive stock options exercisable at $0.25 per share until December 11, 2005; 80,000 incentive stock options exercisable at $0.35 per share until March 25, 2006; 100,000 incentive stock options exercisable at $0.45 per share until April 15, 2006, 150,000 incentive stock options exercisable at $0.41 per share until May 27, 2006, 100,000 incentive stock options exercisable at $0.26 per share until August 17, 2006, 250,000 incentive stock options exercisable at $0.55 until December 16, 2006, 200,000 incentive stock options exercisable at $0.40 until April 20, 1007, 1,125,000 incentive stock options exercisable at $0.25 until June 30, 2007 and 325,000 incentive stock options exercisable at $0.35 until September 20, 2007.  See Item 10. A “Share Capital”.  There is no assurance that we will be able to complete any additional private placements or that the existing warrant or option holders will exercise all or any portion of their warrants or options.  If we are not successful in securing such funds we will have to severely curtail or even suspend our anticipated operations after June, 2006.

Cash decreased by $334,765 during the year ended June 30, 2005 compared to an increase of $117,858 during the year ended June 30, 2004.   The decrease in cash during fiscal 2005 was the result of funds received on completion of private placement, the exercise of warrants and options for total cash proceeds of $1,242,347, offset by negative cash flow from operations of $1,617,649, the purchase of equipment of $141,257,  the purchase of technology rights of $62,483, payments to ImmPheron of $26,950 on outstanding debt and payments to related parties of $42,568.  The increase in cash during the year ended June 30, 2004 was the result of funds received on completion of a private placement in January, 2004, the exercise of warrants and options for total cash proceeds of $1,330,789, and advances from related parties of $15,824, offset by negative cash flow from operations of $1,143,023, the purchase of equipment of $31,832, and payments to ImmPheron of $53,900 on outstanding debt and proceeds from the sale of investments of $313,795.

Anticipated Capital Requirements For Next 12 Months

We believe that funds currently on hand are sufficient to cover our operations until September 30, 2006, but we will require additional funds, which we anticipate obtaining from the sale of our securities, to sustain operations after that time.

Our anticipated cash requirements for the year are primarily comprised of the obligations listed under Section F “Tabular Disclosure of Contractual Obligations” and other operating expenses in the normal course of business.  These include consulting and management fees to officers for the 2006 fiscal year totaling $492,468 and annual R&D consulting fees of $512,388 due to our research and development contractor, ImmPheron Inc., to ensure their continued assistance in the development and marketing of SuperAntibody Technology.  The amount budgeted for ImmPheron Inc. is based on the current research and development agreement with Corixa and internal R&D requirements; this amount may need to be increased to support any additional licensing initiatives that we may elect to undertake as a result of our marketing efforts.

We have also budgeted to acquire additional laboratory equipment for use by ImmPheron Inc. totaling $211,000 prior to June 30, 2006.

We have budgeted $2,500 per month for public company expenses, inclusive of transfer agent services, filing fees and legal services and $15,000 per month for investor relations services and shareholder communications. A further $102,000 has been budgeted annually for accounting and audit services

We have budgeted $20,000 per month for travel, with $55,000 per month budgeted for office rent, telephone and other general and administrative expenses.

Long-term Capital Requirements

In order to fund our operations after June 30, 2006, we will require approximately $1,800,000 per annum, based on historic operating budgets and revenues and current staff levels.  We will need to secure additional equity funding to satisfy this expenditure requirement, in the absence of significant licensing revenue or research and development funding support from our collaborative partners.

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

During the six month period ended June 30, 2002, consulting fees related to research on SuperAntibody Technology of $55,980 were incurred with related parties, an additional $81,434 spent with ImmPheron Inc. and $57,339 spent with others; there was nothing spent in these categories during the same period a year prior, when $91,500 was spent with IMM related to research on antibodies held by that company (2002 – nil).  During the year ended June 30, 2003, we incurred consulting fees related to research on SuperAntibody Technology of $66,667 with related parties, with $211,258 spent with ImmPheron and $44,862 spent with others.  A further $400,494 was spent on research on SuperAntibody Technology during the year ended June 30, 2004, with this total comprised of $80,805 spent with related parties, $273,364 spent with ImmPheron and $46,325 spent with others.  For the year ended June 30, 2005, a further $627,998 was spent on research on SuperAntibody Technology, with this total comprised of $77,908 spent with related parties, $456,077 spent with ImmPheron and $94,013 spent with others.  We anticipate continuing to spend approximately $140,000 per month during fiscal 2006 on SAT research, with the level of expenditure dependent on the nature of the specific collaborative arrangements we may enter into during the period.

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

F.

Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as of June 30, 2005, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:
Due to ImmPheron Inc. (1)	$80,770	$80,770	-
Operating Lease Obligations (2)	6,000	6,000	-	-	-
Other Long-term Liabilities	-	-	-	-	-
Total Contractual Obligations and Commitments:	$86,770	$86,770	-	-	-

(1)

Represents US$75,000 that remains owing to ImmPheron Inc. pursuant to the purchase of rights to SuperAntibody Technology in June, 2003, payable as to one payment of US$20,000 due August, 2005, one payment of $15,000 due October, 2005 and two payments of US$20,000, due December 31, 2005 and June 30, 2006.

(2)

Represents office rent of $500 per month, under a verbal agreement and cancelable on 30 days notice.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

G.

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices as at November 30, 2005.  All of our directors are residents of Canada, with the exception of Alton C. Morgan and Sybille Muller, who are residents of the United States.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Dr. Alton Charles Morgan 57 years old Seattle, Washington President, CEO, CSO and Director	President, InNexus, Inc. 1997 – present; Partner, Eagle International 1996 – present	June 30, 2003	June 30, 2003
Sybille Muller 58years old Lexington, Kentucky Director	Vice-President, ImmPheron, Inc.; 1996-present	N/A	March 31, 2005
Gail Thurston, 45 years old North Vancouver, B.C., Canada VP Corporate Development and Director	Vice-President, InNexus, Inc., 1997–present; Partner, Eagle International, 1996 - present	June 30, 2003	June 30, 2003
Thomas Wharton 62 years old Vancouver, B.C., Canada Director	Self-employed management consultant	N/A	December 18, 2000
Dr. Dennis Fowler 59 years old Raleigh, North Carolina Senior VP and Chief Medical Officer	Chief Medical Officer and VP, INC Research Inc., 1998-2001; President Pharmaceutical Consultants Inc., 1997 –1998	June 30, 2003	N/A
Garth Likes 56 years old Edmonton, Alberta VP Business Development	VP Business Development, InNexus Biotechnology Inc., February 2004 - present, Business Development Officer, Conjuchem Inc. 2001-2002, URRMA Biopharma, 2002-2004	January 15, 2004	N/A
Jeff Morhet 37 years old Phoenix, Arizona Acting Chief Financial Officer, Vice President of Operations

VP Operations, InNexus Biotechnology, Inc., November 2004 – present, Vice President and General Manager, Zila Biotechnology Inc., 2002 – 2004, Product Marketing Director, Integrated Physician Networks, 1999 - 2002

		November 26, 2004	N/A
Dr. Heinz Kohler 66 years old Lexington, Kentucky VP Research	VP Research, InNexus Biotechnology Inc., November 2005 – present, 1993 to present; Professor of Microbiology, University of Kentucky, Lexington, Kentucky	November 18, 2005	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.  The names, positions and business experience of our senior officers are as follows:

Dr. A. Charles Morgan, Ph.D. (age 57), President, Chief Executive Officer and Chief Scientific Officer – Dr. Charles Morgan, has held leadership positions in academia and government research.  Dr. Morgan, was instrumental in founding three publicly-traded, biotechnology companies, (NeoRx Corporation, Receptagen Corporation and InNexus Biotechnology Inc.) and has overseen integration of research and development, clinical development, GMP manufacturing, marketing and sales, and distribution functions for ethical and over the counter pharmaceuticals.  Dr. Morgan has also held leading positions at leading research organizations such as the Scripp’s Research Institute in La Jolla, CA, the National Cancer Institute in Frederick, MD, and is on the faculty at the University of Washington in Seattle, WA.  Dr. Morgan has over 100 peer-reviewed publications and is named as an inventor on over 60 patents and patent applications.

Dr. Morgan graduated from the University of Houston, Texas with a Master of Science degree in Biology in 1975 and earned his Ph.D. in Immunology from the Baylor College of Medicine in Houston in 1978.

Gail Thurston (age 45), Vice President Corporate Development – Ms. Thurston has been responsible for  overseeing and implementing the marketing of the SuperAntibody technology to the pharmaceutical community.  Ms. Thurston was formerly the Director of Corporate Communications from 1993 to 1996 for Receptagen Corp., a former TSE listed company that was involved in the biotechnology industry.  Ms. Thurston has performed corporate development and investor relations functions for a number of publicly traded companies as a consultant (Eagle International) over the last 5 years.  Ms. Thurston co-founded InNexus Inc. with Dr. Morgan in 1997.

Dr. Dennis Fowler, M.D., Ph.D. (age 59), Senior Vice President and Chief Medical Officer – Dr. Dennis Fowler, M.D., Ph.D., joined us in July, 2003 and has over 18 years experience in the pharmaceutical industry, working on diagnostics, pharmaceuticals and medical devices.  He has been responsible for creating and implementing clinical development programs, conducting Phase I-IV clinical trials, analyzing clinical trial results, preparing regulatory submissions to the FDA (CDRH, CBER, CDER) and providing medical support for marketing/sales.  Dr. Fowler has also been actively involved in device and drug in- and out-licensing and has also managed overseas clinical operations.  Dr. Fowler served as Director, Clinical Research and Development for Bristol-Myers-Squibb from 1991 to 1996.  He served as Vice-President, Clinical Research at Receptagen Corp. (December 1996- July 1997), Vice-President and Chief Medical Officer for INC Research, Inc. (July 1998 – June, 2001) and founder and Chief Operating Officer of Pharmaceutical Consultants Inc. (July 1997-present).  Dr. Fowler graduated from Rush Medical College, Chicago, Illinois (1984) with a PhD. in physiology and his MD in 1985.  He completed his residency training at the Mayo Clinic in Chicago, Illinois in 1998.

Sybille Muller (age 58), Director - Dr. Muller joined us in March of 2005 as a Director.  Prior to joining us and during this time, Dr. Muller is the Vice-President of ImmPheron, Inc., contributing to our development of SAT.  Dr. Muller and ImmPheron conduct research on our behalf on therapeutic and diagnostic applications of the SAT platform and head up our corporate planning program.  Dr. Muller is headquartered in our joint laboratory facility with ImmPheron located on the University of Kentucky Coldstream Research Campus.  Dr. Muller received her Masters and Ph.D. degree in cell biology at the Free University of Berlin in Germany.  She has held tenured positions at the Robert Koch-Institute in Berlin and at the Roswell Park Memorial Institute in Buffalo, New York.  She was a leading scientist at IDEC Pharmaceuticals (now BioGen IDEC) and held a staff position at the Sidney Kimmel Cancer Center in San Diego, California where she is credited as the inventor of the monoclonal antibody 1F7 for treatment of HIV.  From 1993 to 1996, Dr. Muller served as an associate professor in the Department of Medicine of the University of Kentucky, leaving to join ImmPheron in 1996.  Dr. Muller has published approximately 65 peer reviewed research articles in the fields of molecular biology, plant physiology and immunology.

Thomas Wharton (age 62), Director – Mr. Wharton joined us as a director in December, 2000.  Mr. Wharton has been a self-employed health care management consultant since 1990.  Prior to that, he served as the administrator for the Vancouver Stock Exchnage listed companies Conquistador Mines Ltd. from October, 1989 to May, 1997 and as administrator for Bradner Resources Ltd. and Gold Canyon Resources Ltd. from October, 1989 to August, 1993.  In July 2004, Mr. Wharton joined the board of Consolidated Global Cable Systems, Inc., a TSX-V listed company.  Prior to 1989, Mr. Wharton worked full time in the healthcare industry, having obtained a Master's Degree in Health Administration from the University of Ottawa in 1978.  He was appointed Assistant to the President of the Ottawa Civic Hospital from Fall, 1978 until October, 1980.  From November 1980 until June 1983 he served as Administrator of the Cariboo Memorial Hospital in Williams Lake, BC.  From June, 1983 until April, 1989 he worked as Director of the Peterson Rehabilitation Centre and Rehab Services for the Workers Compensation Board of BC.

Garth Likes (age 56), Vice-President, Business Development - Mr. Likes holds a M.Sc. degree in Medical Microbiology from the University of Calgary (1979) and a B. Sc. in Microbiology/Biochemistry from the University of Alberta (1973).  Mr. Likes has over 15 years experience in business development with companies from Fortune 500 to start up/pre-IPO, with the majority of his experience being at the senior management level.  Mr. Likes was involved in the initial listing of Helix Bio Pharma Corp. (TSX: HPB) in 1994, eventually overseeing sales and marketing activities, with a staff of 22 and annual turnover of $15 Million.  Most recently, he has held business development positions at Conjuchem Inc. (May 2001 to May 2002) and URRMA Biopharma, (April 2002 to January 2004).  Both companies were based in Montreal, Quebec.

Jeff Morhet (age 37), Acting Chief Financial Officer, Vice-President of Operations – Mr. Morhet graduated from Stephen F. Austin State University in with a Bachelor of Business Administration in 1992 and joined Baxter Healthcare Corporation where he managed the sale of medical supplies, capital equipment and specialty surgery supplies for the Scientific Products Division. In 1996, Mr. Morhet joined AtraZeneka Corporation as Commercial Manager of a start-up unit charged with creating leadership in the gastro intestinal and cardiovascular disease market segment.

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

Heinz Kohler (age 66), Vice-President of Research – Dr. Kohler is the original inventor of SAT.  He was instrumental in the start-up phase of one of the most successful biotech companies, IDEC Pharmaceuticals, as the Director of Research and holds both an MD and Ph.D. degree.  He is world renowned in the development of monoclonal antibodies and has authored and contributed to over 200 peer reviewed publications and is listed as Inventor on numerous inventions and patents.  Dr. Kohler has previously held the roles of professor at the University of Chicago, the University of SUNY at Buffalo, the University of California San Diego and Director of Molecular Immunology at the Roswell Park Cancer Center.  He also helped to found ImmPheron Inc. which currently manages our Coldstream Research Laboratory.

None of these individuals has any family relationship with any director or nominee for director or other member of our senior management.

H.

Compensation.

The following table sets forth all annual and long term compensation for services in all capacities to us and our subsidiaries for the last full financial year in respect to each of the individuals who were, as at the date of this report, our directors and senior management, and any employees such as scientists upon whose work we are dependent.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Dr. Alton Charles Morgan President, CEO and CSO	2005	Nil	Nil	$77,908	200,000 shares @ $0.25 per share (1) 50,000 shares @ $0.41 per share	Nil	Nil	Nil
Stuart Rogers Chief Financial Officer and Secretary(3)	2005	Nil	Nil	$60,000	50,000 shares @ $0.41 per share (2)	Nil	Nil	Nil
Gail Thurston, VP Corporate Development	2005	Nil	Nil	$71,776	200,000 shares @ $0.25 per share (1) 50,000 shares @ $0.41 per share (2)	Nil	Nil	Nil
Dr. Dennis Fowler Senior VP and Chief Medical Officer	2005 2005	Nil	Nil	Nil	25,000 shares @ $0.40 per share (1)	Nil	Nil	Nil
Sybille Muller, Director	2005	Nil	Nil	Nil	70,000 shares @ $0.25 per share	NIl	Nil	Nil
Thomas Wharton, Director	2005	Nil	Nil	Nil	50,000 shares @ $0.35 per share 70,000 shares @ $0.25 per share	Nil	Nil	Nil

(1) Options expiring June 30, 2007.

(2) Options expiring May 27, 2006.

(3)  Stuart Rogers has resigned as our director and officer as of November 4, 2005.

Incentive Stock Options

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our qualified employees, directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange, and our Board of Directors.  As at November 30, 2005, we have issued or agreed to issue 2,330,000 incentive stock options to the following Directors, officers, employees and permitted consultants pursuant to our stock option plan:

Optionee	Position	Expiry Date	Number of stock options granted	Exercise Price
Dr. A. Charles Morgan	President, CEO, CSO & Director	June 30, 2007 May 27, 2006	200,000 50,000	$0.25 $0.41
Gail Thurston	Vice-President Corporate Development and Director	June 30, 2007 May 27, 2006	200,000 50,000	$0.25 $0.41
Dr. Dennis Fowler	Senior V.P. and Chief Medical Officer	June 30, 2007	25,000	$0.40
Stuart Rogers(1)	Secretary, Chief Financial Officer and Director	January 16, 2006	50,000	$0.41
Norman van Roggen	Manager, Corporate Communications	June 30, 2007 September 30, 2007	200,000 300,000	$0.25 $0.35
Dr. Heinz Kohler	Consultant	June 30, 2007	30,000	$0.25
Dr. Sybille Muller	Director	June 30, 2007	70,000	$0.25
David L. Morgan	Consultant	June 30, 2007 April 20, 2007	50,000 50,000	$0.40 $0.40
Roderick Christie	Consultant	June 30, 2007 August 17, 2006	130,000 100,000	$0.25 $0.26
Garth Likes	V.P. Business Development	April 14, 2006 December 16, 2006	100,000 100,000	$0.45 $0.55
Thomas Wharton	Director	March 25, 2006 June 30, 2007	50,000 70,000	$0.35 $0.25
Lorne Beloud	Consultant	April 20, 2007	150,000	$0.40
Miroslaw Golinski	Consultant	September 30, 2007	25,000	$0.35
Jeff Morhet	Chief Operating Officer	December 1, 2006 June 30, 2007	150,000 100,000	$0.55 $0.25
Michael Russ	Consultant	March 25, 2006 June 30, 2007	30,000 50,000	$0.35 $0.25
		TOTAL	2,330,000

(1)  Stuart Rogers has resigned as our director and officer as of November 4, 2005.

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

•

appointment of our statutory auditors.

In 2005, the members of the audit committee were Messrs. Thomas Wharton and Stuart Rogers and Ms. Gail Thurston.

Scientific Committee

The scientific committee is responsible for the following:

•

advising the Board of Directors about the development of technologies that may influence our operations;

•

advising the Board of Directors on the direction of our research and development; and

•

assisting in addressing technical issues facing our business.

In 2005, the members of the scientific committee were Doctors Alton C. Morgan, Heinz Kohler, Ralph Reisfeld and Dennis Fowler.

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

D.

People Employed.

As of November 30, 2005, we had 10 people employed, including our directors and officers, employed under consulting arrangements, however it is our intention to convert most of those people to salaried employees during the next six months.  A summary of the people employed over the last three fiscal years is set out below.  None of people we employed are represented by unions or covered by collective bargaining agreement.

Fiscal Year ending	Category of Activity	Number of Employees per Category and Total at Fiscal Year End
June 30, 2005	Research and development	4
	Sales, Marketing and Administration	6
	Total:	10
June 30, 2004	Research and development	2
	Sales, Marketing and Administration	7
	Total:	9
June 30, 2003	Research and development	2
	Sales, Marketing and Administration	5
	Total:	7

E.

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of November 30, 2005.

Name	Number of our Shares Owned	% of Shares Owned at Nov30, 2005	Incentive Stock Options Owned
			# of Shares under Option	Expiry Date	Exercise Price
Dr. A. Charles Morgan	3,960,788 (1)(3)	15.59%	200,000 50,000	June 30, 2007 May 27, 2006	$0.25 $0.41
Gail Thurston	3,114,856 (2)	12.26%	200,000 50,000	June 30, 2007 May 27, 2006	$0.25 $0.41
Sybille Muller	nil	Nil	70,000	June 30, 2007	$0.25
Jeff Morhet	nil	Nil	150,000 100,000	December 1, 2006 June 30, 2007	$0.55 $0.25
Heinz Kohler	nil	Nil	30,000	June 30, 2007	$0.25
Dr. Dennis Fowler	Nil	Nil	25,000	June 30, 2007	$0.40
Thomas Wharton	Nil	Nil	50,000 70,000	March 25, 2007 June 30, 2007	$0.35 $0.25
Garth Likes	Nil	Nil	100,000 100,000	April 14, 2006 December 16, 2006	$0.45 $0.55

(1)

Out of the 3,960,788, 43,600 are common shares, the balance of the shares are issued as exchangeable preferred shares of InNexus Exchange Corp.  Each exchangeable preferred share, at the option of the holder, can be converted at no cost to one of our common shares.  3,750,000 of these shares are subject to a surplus escrow agreement under the rules and policies of the TSX-V (the “Surplus Escrow Agreement”) as part of the Share Exchange.  A further 167,188 shares were issued at the same time in settlement of outstanding indebtedness at $0.50 per share on and subject to the Debt Settlement Escrow Agreement.  See Item 7 “Major Shareholders and Related Party Transactions”.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders.

As at November 30, 2005, we have 25,401,239 common shares issued and outstanding.  We had shareholders of record with addresses in the United States holding an aggregate of 36,000 common shares representing 0.14% of our common shares.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at November 30, 2005, except as follows:

PRINCIPAL SECURITY HOLDER TABLE

Name	Number of Common Shares	Percentage of class
Dr. Alton Charles Morgan	3,960,788 (1)(3) (4)	15.59%
Gail Thurston	3,114,856 (2)(3) (4)	12,26%

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

For the year ended June 30, 2005, we paid West Oak Capital Group, Inc. $60,000 for management fees.  For the year ended June 30, 2004, we paid West Oak Capital Group, Inc. $60,000 for management fees.  West Oak Capital Group, Inc. is a private company owned or controlled by Stuart Rogers, our former Chief Financial Officer and director.

During the year ended June 30, 2005 we paid Alton Charles Morgan, our President and Director, $77,908 for research consulting fees (2004- $80,805).  In addition, we paid $71,776 to Gail Thurston, our Vice President, Business Development and Director, for business development consulting services (2004 - $64,524).

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

(1)

including 3,750,000 of the Exchangeable Preferred Shares issued in consideration of the transfer of InNexus Inc. shares and 167,188 Exchangeable Preferred Shares issued in settlement of outstanding debt of InNexus Inc.  All shares are being held in escrow..

(2)

including 3,750,000 of the Exchanged Shares and 143,572 Common Shares issued in settlement of outstanding debt of InNexus Inc.  All shares are being held in escrow.

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

In accordance with the release schedule, a total of 441,387 shares were released from escrow in January, 2005, with a further 441,387 shares issued from escrow in July, 2005.  As at November 30, 2005, 7,845,623 shares remain in escrow.

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

(a)

InNexus Inc. was indebted to Garth Likes, a former director and officer, for the sum of $35,000 which is comprised of unpaid compensation and cash advances.  This debt was settled as part of the Share Exchange by the issuance of 70,000 of our shares.

(b)

InNexus Inc. provides, from time to time, cash advances for travel to certain people employed by the company.  In the event that any advance has not been used for travel or returned to the company at any fiscal period end, the company accounts for such advance as an amount due from that individual (see note 7 to the June 2005 financial statements).  During the year ended June 30, 2005, some personal expenses of individuals employed by the company were included on the company credit cards and such amounts were deducted monthly from compensation payments made to the individuals.  At the end of the year, an amount of $3,385.48 remained unpaid with respect to such expenses and has also been recorded as an amount due from related parties.  Subsequent to year-end the practice has been discontinued and personal expenses will no longer be charged to the company credit cards.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since June 30, 2005.  There are no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

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

C.

Significant Changes.

Except as otherwise disclosed in Item 5 “Operating and Financial Review and Prospects”, no significant changes have occurred since the date of the most recent consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING.

D.

Offer and Listing Details.

We have two classes of shares, common shares and preferred shares.  Our common shares trade on the TSX Venture Exchange (“TSX-V”) and the National Association of Securities Dealers’ over the counter bulletin board.

The following sets forth the price history of our commons shares for the period indicated, as reported by the TSX Venture Exchange.  They reflect inter-dealer prices, without retail markup, markdown or commissions.

	High (CDN $)	Low (CDN $)
November, 2005	$0.36	$0.265
October, 2005	$0.43	$0.335
September, 2005	$0.49	$0.35
August, 2005	$0.45	$0.255
July, 2005	$0.335	$0.23
June, 2005	$0.39	$0.22
Financial Year 2005
Fourth Quarter	$0.50	$0.22
Third Quarter	$0.74	$0.43
Second Quarter	$0.80	$0.43
First Quarter	$0.50	$0.26
Financial Year 2004
Fourth Quarter	$0.68	$0.35
Third Quarter	$0.50	$0.30
Second Quarter	$0.36	$0.25
First Quarter	$0.38	$0.18
Financial Year 2003
Fourth Quarter	$0.25	$0.25
Third Quarter	$0.49	$0.25
Second Quarter	$0.45	$0.34
First Quarter	$0.43	$0.25
Financial Year 2002	$0.75	$0.19
Financial Year 2001	$2.01	$0.26

The closing price of our common shares on December 15, 2005 was CDN$0.295.

E.

Plan of distribution.

Not Applicable.

F.

Markets.

Our Common Shares are listed in Canada on the TSX Venture Exchange, under the trading symbol “IXS” and on the National Association of Securities Dealers’ over the counter bulletin board under the trading symbol “IXSBF” quoted in the United States.

G.

Selling shareholders.

Not Applicable.

H.

Dilution.

Not Applicable.

I.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

J.

Share capital.

Not Applicable.

K.

Memorandum and articles of association.

Our memorandum of incorporation and Articles were filed as exhibits with our initial registration statement on Form 20-F.

In March 2004, the Company Act (British Columbia) (the “BCCA”) was replaced by the Business Corporations Act (British Columbia) (the “BCA”).  All companies currently incorporated under the BCCA must complete a transition application to the BCA by March 29, 2006.  We have filed a transition application with the Registrar of Companies including filing a transition application, which, among other things, replaced our former memorandum of incorporation with new Notice of Articles and which adopted certain provisions under the BCA known as the “Pre-existing Company Provisions”.  We have determined that it is in our best interest to amend our existing Articles to harmonize with the new legislation.  Consequently, an extraordinary shareholders meeting was held on September 20, 2005 (the “Meeting”), removing all applications of the Pre-existing Company Provisions, approving the deletion in their entirety of our existing Articles and the adoption of the new Articles (the “New Articles”).  The following is a comparison of the terms of the New Articles to the existing Articles and some important provisions of the BCA.

Pursuant to the BCA, a company is permitted to have an unlimited number of shares as its authorized capital.  The alteration of the capital of a company required approval by a special resolution of its shareholders, being a resolution passed by a majority of not less than three-quarters of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the general meeting of a company.  At the Meeting, our shareholders approved by special resolutions to alter our Notice of Articles such that the maximum number of shares that we are authorized to issue will be eliminated and we will be authorized to issue an unlimited number of common shares without par value.

Set out below is a discussion of certain changes under the New Articles.  These changes include substantive changes and changes that are implemented as a result of changes under the BCA.

Borrowing Powers

Under the existing Articles, we may borrow money, issue bonds, debentures and other debt obligations and mortgage, charge, or give security on the undertaking, or on the whole or any part of our property and assets.  Under the BCA, companies are now also permitted, without restriction (other than general corporate governance principles), to guarantee repayment of money by any other person or the performance of any obligation of any other person.  This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business.  As a result, the New Articles provide that we may guarantee the repayment of money by any other person or the performance of any obligation of any other person.  Such guarantees should permit us the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in our best interests.

Indemnity Provisions

Under the BCCA, we could only indemnify directors only where prior court approval has been obtained, except in certain limited circumstances.  The existing Articles permit us to indemnify directors, subject to the provisions of the former Act.  Under the BCA, we are now permitted (and are, in some circumstances, required) to indemnify a past or present director or officer of the Company or an associated corporation without obtaining prior court approval in respect of an “eligible proceeding”.  An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company.  However, under the BCA, the Company will be prohibited from paying an indemnity if:

1.	the party did not act honestly and in good faith with a view to the best interests of the Company;

2.	the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

3.	the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles will require the Company to indemnify directors, officers and other persons, subject to the limits imposed under the BCA.

Officers

Under the existing Articles, we were required to have at least a President and Secretary as officers, and separate individuals were required to hold those positions.  In addition, the Chairman and President were required to be directors.  However, under the BCA, those requirements no longer exist, and as a result, the New Articles remove these requirements leaving us free to continue or discontinue these practices.

Objects and Purposes

Our New Articles, like our existing Articles, do not specify objects or purposes.  Under both the BCA and the predecessor BCCA, a British Columbia corporation generally has all the legal powers of a natural person.

Directors - Powers and Limitations

Our New Articles and existing Articles do not specify a maximum number of directors.  The minimum under British Columbia law for a public company is three.  The number of directors is fixed, annually, by shareholders at the annual Shareholders meeting and all directors are elected at that time, there are no staggered directorships.  Under the BCA, directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest.  Directors’ compensation is not a matter on which they must abstain.  Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an un-discharged bankrupt and no fraud related convictions in the previous five years.  There is no mandatory retirement age either under the New or the existing Articles or under the BCA.

Directors’ borrowing powers are not generally restricted where the borrowing is in the our best interests, but the directors may not authorize us to provide financial assistance for any reason when we are insolvent or the providing of the guarantee would render us insolvent.  Directors need not own any of our shares in order to qualify as directors.

The New Articles specify that the number of directors shall be the number of directors fixed by ordinary resolution of our shareholders.  The number of directors is determined, annually, by shareholders at the annual shareholders meeting and all directors are elected at that time.  Under both the New and existing Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders or actually elected at the preceding annual shareholders’ meeting.  Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the existing Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with us or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare in writing the nature and extent of such interest in such contract or transaction.  A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting.  Similarly, under the BCA, directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest.  Directors must abstain from voting in such circumstances both under the existing Articles and under the BCA.

Shareholders Meetings

Shareholders meetings are governed by our Articles but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA.  The New and existing Articles provide that we will hold a shareholders’ meeting annually with at least 21 days’ advance notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting.  The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that we make a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by the Securities Act.  This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.  We must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination.  The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

Shares Fully Paid

All of our shares must, by applicable law, be issued as fully paid for cash, property or services.  They are, therefore, non-assessable and not subject to further calls for payment.

Redemption

Our common shares are non-redeemable and we have no sinking fund or like security redemption fund.

Pre-emptive Rights

There are no pre-emptive rights applicable to our common shares which provide a right to any person to participate in offerings of our equity or other securities.

Rights to Profits and Liquidation Rights

All of our common shares participate rateably in any of our net profit or loss and share rateably any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under our New or existing Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also “Exchange Controls”)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares.  No dividend may be paid if we are, or would thereby become, insolvent.

Voting Rights

Each of our common shares is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to our shares.

Change in Control

We have not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs.  We do not have any agreements which are triggered by a take-over or other change of control.  There are no provisions in our Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in our material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

Neither our New nor our existing Articles require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to our shareholders.  There are no requirements under British Columbia corporate law to report ownership of our shares but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade.  Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to us and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters.  All of our shareholders regardless of residence have equal rights under this legislation.

L.

Material contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last year immediately prior to date of this Annual Report:

1.

Co-development Agreement between us and Epitomics Inc. dated January 2005 whereby Epitomics will use our TransMab Technology to modify its humanized antibodies; The co-development agreement does not have any current financial commitments with respect to expenditure of cash or other resources by us.

2.

Collaborative Research Agreement between us and the Mayo Clinic dated April 2005 aimed at advancing the science of monoclonal antibody development.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2005, the Threshold was determined to be $250,000,000.

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

A.

Taxation.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended June 30, 2005, and expects that it may be a “passive foreign investment company” for the taxable year ending June 30, 2006.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC for the taxable year ending June 30, 2006.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

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

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended June 30, 2005, and expects that it may be a PFIC for the taxable year ending June 30, 2006.  The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending June 30, 2006 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

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

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

100 F Street, NE

Washington D.C.  20549

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.  Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's internet site at http://www.sec.gov.  The Commission's telephone number is 1-800-SEC-0330.

Copies of the above material contracts may be inspected at the offices of Leschert & Company Law Corporation, 2760-200 Granville Street, Vancouver, British Columbia, Canada, during normal business hours.

E.

Subsidiary Information.

As of November 30, 2005, we have the following subsidiaries with their jurisdictions of incorporation noted:

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

Modification of Instruments Defining Rights of Security Holders.

Not Applicable.

B.

Modification or Issuance of Other Class of Securities.

Not Applicable

C.

Withdrawal or Substitution of Security.

Not Applicable.

D.

Change of Trustee or Paying Agent.

Not Applicable

E.

Use of Proceeds.

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2005.  This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer, Charles Morgan, and our then Chief Financial Officer, Stuart Rogers.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.  There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended June 30, 2005, there were no changes that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.  In November of 2005, our CFO, Stuart Rogers, assisted us in engaging the financial services of Pacific Opportunity Capital, Ltd. and subsequently resigned as CFO.  Jeff Morhet is currently the acting Chief Financial Officer.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant’s assets that could have a material effect on the financial statements.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Stuart Rogers is an "audit committee financial expert" as defined in Item 16A of Form 20-F.  Mr. Rogers is not an "independent director" as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and section 121B of the American Stock Exchange Company Guide relating to audit committee requirements for listed companies.  Mr. Rogers resigned as a director and officer of the company effective November 4, 2005.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the fiscal years ended June 30, 2005 (“Fiscal 2005”) and 2004 (“Fiscal 2004”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended June 30, 2005	Year Ended June 30, 2004
Audit Fees (1)	$54,392	$28,475
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees	Nil	Nil
Totals	$54,392	$28,475

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

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2005 were approved by the Audit Committee.  The Audit Committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTINGS STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Audited Financial Statements to June 30, 2005, including:

Auditor’s Report to the Board of Directors dated October 27, 2005 Consolidated Balance Sheets at June 30, 2005 and June 30, 2004

Consolidated Statements of Operations and Deficit for the years ended June 30, 2005, 2004 and 2003, and the period from incorporation on July 20, 1997 to June 30, 2005

Consolidated Statements of Cash Flows for the years ended June 30, 2005, 2004 and 2003, and the period from incorporation on July 20, 1997 to June 30, 2005

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP.  These principles, as they pertain to our financial statements, differ from U.S. GAAP in a number of material respects, which are set out elsewhere herein.  Reference is made to Note 14 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP as they pertain to us.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

InNexus Biotechnology Inc.

We have audited the accompanying consolidated balance sheets of InNexus Biotechnology Inc. as of June 30, 2005 and 2004 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2005 and the period from incorporation on July 20, 1997 to June 30, 2005.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InNexus Biotechnology Inc. as of June 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2005 and the period from incorporation on July 20, 1997 to June 30, 2005 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2 (g), the Company changed its method of accounting for stock-based compensation in 2004.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has insufficient working capital to meet its planned business objectives that raise substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are also described in note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in note 14 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

October 27, 2005

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

June 30, 2005 and 2004

2005

2004

Assets

Current assets:

Cash and cash equivalents

$

92,455

$

427,220

Accounts receivable and prepaid expenses

14,790

62,468

Due from related parties (note 7)

20,932

-

Other receivables

5,192

-

133,369

489,688

Equipment (note 4)

153,297

35,152

Investment (note 5)

-

266,666

Technology rights (note 6)

424,054

211,260

$

710,720

$

1,002,766

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities

$

62,594

$

62,634

Due to related parties (note 7)

-

21,636

Current portion of due to ImmPheron Inc. (note 6)

80,770

53,900

143,364

138,170

Due to ImmPheron Inc. (note 6)

-

53,820

Shareholders’ equity:

Share capital (note 8):

Common shares

3,983,893

2,741,546

Exchangeable preferred shares (note 8(c))

468,276

218,276

Contributed surplus - stock options and warrants
(notes 8(e) and (f))

571,545

129,791

Deficit accumulated during the development stage

(4,456,358)

(2,278,837)

567,356

810,776

$

710,720

$

1,002,766

Going concern (note 1)

Commitments (note 6(a))

Subsequent events (note 13)

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Period from

incorporation on

Year ended

Year ended

Year ended

July 20, 1997

June 30,

June 30,

June 30,

to June 30,

2005

2004

2003

2005

Revenue:

Licence fees (note 6)

$

-

$

266,666

$

-

$

266,666

Interest

4,401

1,248

-

6,095

4,401

267,914

-

272,761

Expenses:

Amortization

122,800

54,100

1,284

178,184

Automobile

18,652

11,393

8,204

58,322

Bank charges and interest

1,424

1,799

58,939

101,832

Consulting fees

458,290

268,875

5,468

732,633

Financing costs (note 8(f))

90,000

-

-

90,000

Legal and accounting

85,724

105,128

17,500

218,962

Management fees

60,000

60,000

60,606

180,606

Meals and entertainment

3,187

2,659

2,258

30,223

Miscellaneous

-

-

-

21,041

Office and administration

115,146

53,887

2,168

193,628

Rent

5,000

4,243

3,611

45,887

Research consulting fees:

Related parties (note 7)

77,908

80,805

66,667

544,160

Immune Network Ltd.

-

-

-

91,500

ImmPheron Inc.

456,077

273,364

211,258

1,030,083

Others

94,013

46,325

44,862

242,539

Stock-based compensation (note 8(e))

351,754

107,836

21,955

481,545

Telephone

33,559

11,544

2,538

84,943

Transfer agent and filing fees

18,302

32,325

-

50,627

Travel

239,284

79,802

1,027

343,260

Wages and benefits

-

-

-

46,129

2,231,120

1,194,085

508,345

4,766,104

Loss before the undernoted

(2,226,719)

(926,171)

(508,345)

(4,493,344)

Gain on sale of investment

47,128

-

-

47,128

Foreign exchange gain (loss)

2,070

258

41,483

(10,142)

Loss for the period

(2,177,521)

(925,913)

(466,862)

(4,456,358)

Deficit accumulated during the
development stage, beginning of period

(2,278,837)

(1,352,924)

(886,062)

-

Deficit accumulated during the
development stage, end of period

$

(4,456,358)

$

(2,278,837)

$

(1,352,924)

$

(4,456,358)

Basic and diluted loss per share (note 2(i))

$

(0.10)

$

(0.06)

$

(0.06)

Weighted average number of common
shares outstanding (note 2(i))

21,234,936

15,350,311

7,597,123

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period from

incorporation on

Year ended

Year ended

Year ended

July 20, 1997

June 30,

June 30,

June 30,

to June 30,

2005

2004

2003

2005

Cash provided by (used in):

Operations:

Loss for the period

$

(2,177,521)

$

(925,913)

$

(466,862)

$

(4,456,358)

Items not involving cash:

Amortization

122,800

54,100

1,284

178,184

Accrued interest expense

-

-

58,822

95,300

Stock-based compensation

351,754

107,836

21,955

481,545

Unrealized foreign exchange gain

-

-

(41,483)

12,470

Shares received for license fees

-

(266,666)

-

(266,666)

Gain on sale of investment

(47,128)

-

-

(47,128)

Financing costs by issuance of warrants

90,000

-

-

90,000

Changes in non-cash operating working capital:

Accounts receivable and prepaid expenses

42,486

(43,612)

(5,895)

(7,021)

Accounts payable and accrued liabilities

(40)

(68,768)

(226,636)

(289,494)

(1,617,649)

(1,143,023)

(658,815)

(4,209,168)

Investments:

Cash acquired on business combination (note 3)

-

-

583

583

Proceeds on sale of investment

313,795

-

-

313,795

Purchase of equipment

(141,257)

(31,832)

-

(177,370)

Technology rights

(62,483)

-

(67,455)

(139,939)

110,055

(31,832)

(66,872)

(2,931)

Financing:

Due to related parties

(42,568)

15,824

(14,737)

279,547

Loan payments to ImmPheron Inc. (note 6(a))

(26,950)

(53,900)

-

(80,850)

Loan payable to Immune Network Ltd. (note 9)

-

-

-

199,815

Promissory notes payable to Cusil Venture
Corporation (note 10)

-

-

254,466

536,047

Share capital

1,242,347

1,330,789

790,109

3,369,995

1,172,829

1,292,713

1,029,838

4,304,554

Increase (decrease) in cash and cash equivalents

(334,765)

117,858

304,151

92,455

Cash and cash equivalents, beginning of period

427,220

309,362

5,211

-

Cash and cash equivalents, end of period

$

92,455

$

427,220

$

309,362

$

92,455

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows (Continued)

(Expressed in Canadian dollars)

Period from

incorporation on

Year ended

Year ended

Year ended

July 20, 1997

June 30,

June 30,

June 30,

to June 30,

2005

2004

2003

2005

Supplementary information:

Interest paid

$

-

$

-

$

-

$

-

Taxes paid

-

-

-

-

Non-cash financing and investing activities:

Shares issued in settlement of debts

-

409,957

-

409,957

Shares issued for business
combination, net of cash acquired

-

220,098

-

220,098

Shares issued for technology rights

250,000

25,000

-

25,000

Technology rights acquired with
future debt payments

-

161,620

-

161,620

Conversion of amounts due to related
parties to additional paid-in capital

-

-

176,484

176,484

Acquisition of subsidiary for shares

-

-

-

54

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended June 30, 2005, 2004 and 2003
Period from incorporation on July 20, 1997 to June 30, 2005

1.

Operations:

InNexus Biotechnology Inc. (“IBI” or the “Company”) is incorporated under the laws of British Columbia.  On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination (note 3).  The Company is a biotechnology company focused on the development of the next generation of monoclonal antibodies termed “SuperAntibodies”.  SuperAntibody Technology (“SAT”) seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies.  The Company is a development stage enterprise and commercial operations have not yet commenced.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.  The Company incurred a loss of $2,177,521 during the year ended June 30, 2005 (2004 - $925,913; 2003 - $466,862).  The Company has not yet generated any cash revenue, and at June 30, 2005, has a deficit accumulated during the development stage of $4,456,358 (2004 - $2,278,837).  In addition, at June 30, 2005, the Company has a working capital deficit of $9,995, which is not sufficient for the Company to meet its planned business objectives for the foreseeable future.  To June 30, 2005, the Company has financed its cash requirements primarily from private placements of shares and exercise of share purchase warrants and stock options, and from loans from and share issuances to directors and other related parties.  The Company’s continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time.  Although the Company has been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies.  These financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  They include the accounts of the Company and its subsidiaries InNexus, Inc. (“InNexus”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations, InNexus Biotechnology International Limited (“IBIL”), a Barbados corporation,

2.

Significant accounting policies (continued):

(a)

Basis of presentation (continued):

and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned.  All material intercompany transactions and balances have been eliminated on consolidation.

Effective June 27, 2003, Cusil, directly or with its wholly owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of InNexus (note 3).  As the shareholders of InNexus obtained control of the Company through the exchange of their shares of InNexus for shares of the Company, Cusil’s transaction with InNexus has been accounted for in these financial statements similar to a reverse takeover.  Consequently, the consolidated statements of operations and deficit and cash flows for the year ended June 30, 2003 and for the period from incorporation on July 20, 1997 to June 30, 2003, reflect the results from operations and cash flows of InNexus, the legal subsidiary, for the year ended June 30, 2003 and for the period from incorporation on July 20, 1997 to June 30, 2003 combined with those of Cusil, the legal parent, from acquisition on June 27, 2003 to June 30, 2003.  The consolidated statements of operations and deficit and cash flows for the years ended June 30, 2004 and June 30, 2005 reflect the consolidated results of operations and cash flows of InNexus and Cusil.

(b)

Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

(c)

Equipment:

Equipment is recorded at cost and amortization is provided on a straight line balance basis at the following rates commencing from the time the equipment is put in use:

Computer hardware and software

30% per annum

Laboratory equipment

20% per annum

(d)

Long-term Investment:

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

2.

Significant accounting policies (continued):

(e)

Technology rights (continued):

The costs of acquiring technology, trademarks, patents and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives.  The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to estimated fair value when considered necessary.

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

(g)

Stock-based compensation:

The Company has a stock option plan, which is described in note 8(e).

Effective July 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants’ (the “CICA”) new handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2002, are accounted for using the fair value based method.  No compensation cost was required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on exercise of stock options was recorded as share capital. The Company disclosed the pro forma effect of accounting for these awards under the fair value based method (note 8(e)).  The adoption of this new standard has resulted in no changes to amounts previously reported.

Effective July 1, 2003, the Company prospectively adopted the revised guidance of CICA handbook section 3870, which requires that the compensation cost for all stock-based awards be recorded at fair value and be recognized over the period in which the related services are rendered.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically remeasured during the vesting period as the options are earned.  Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period.

(h)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on

2.

Significant accounting policies (continued):

(h)

Income taxes (continued):

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

(i)

Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period after giving effect to the reverse takeover (note 3) in which the number of shares outstanding for the period from the beginning of the fiscal year to June 27, 2003 is deemed to be the number of shares issued by Cusil to the shareholders of InNexus.  Basic loss per share for the comparative periods is computed by dividing the earnings of InNexus by the number of shares of Cusil issued in the reverse takeover.  The Company calculates diluted loss per share using the treasury stock method.  In the Company’s case, however, diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.

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

(k)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights and investment, and useful lives for amortization.  Actual results may differ from those estimates.

(l)

Comparative figures:

Certain of the prior periods comparative figures have been reclassified to conform to the presentation adopted for the current period.

3.

Business combination:

On December 7, 2001, Cusil entered into a letter agreement to acquire all of the issued and outstanding common shares of InNexus by the issuance of common shares of Cusil and exchangeable preferred shares of Cusil’s U.S. subsidiary, InNexus Exchange Corp.  This agreement was subject to a number of conditions, including regulatory and shareholder approvals.  From December 7, 2001 until the transaction closed, Cusil advanced InNexus a total of $644,714 to fund InNexus’ ongoing research and development activities.

Effective June 27, 2003, Cusil completed the acquisition of all of the outstanding common shares of InNexus by the issuance of 3,830,000 common shares of Cusil and 3,750,000 exchangeable preferred shares of IEC (note 8(c)).  An additional 500,000 common shares of Cusil were issued to an unrelated party as a finders’ fee.  Since the former shareholders of InNexus acquired control of the Company through the share exchange, this transaction has been accounted for under the purchase method of accounting as a reverse takeover.  Under reverse takeover accounting, InNexus is considered to have acquired Cusil.  The results of operations of Cusil are included in the consolidated financial statements from June 27, 2003, the date of the reverse takeover.

The fair value of the net assets (liabilities) of Cusil at June 27, 2003 acquired (assumed) were as follows:

Cash and cash equivalents

$

583

Other current assets

12,961

Loans to InNexus

644,714

Equipment

1,607

Accounts payable and accrued liabilities

(352,087)

Due to related party

(87,097)

Net assets acquired

$

220,681

Consideration given:

Common shares of IBI (note 8(b))

$

110,999

Exchangeable preferred shares of IEC (note 8(c))

109,682

$

220,681

Other than the loans to InNexus, the fair value of Cusil’s net assets approximated their book value due to the short term to maturity of each of the net assets (the loans to InNexus were assigned their book value).

For accounting purposes, the Company is considered to be a continuation of InNexus, the legal subsidiary, except with regard to the authorized and issued share capital, which is that of IBI, the legal parent company.  As the continuing entity is deemed to be InNexus, share capital of IBI has been reduced by $1,341,126, applied to the share capital and additional paid-in capital of InNexus (note 8(b)).  The consolidated statements of operations and deficit and cash flows for the year ended June 30, 2003 include the results of operations and cash flows of InNexus for the period from July 1, 2002 to June 26, 2003 and the results of operations and cash flows of IBI and InNexus for the period from June 27, 2003 to June 30, 2003.  The statements of operations and cash flows for Cusil for the period from July 1, 2002, being the date following the most recent audited statements of operations

3.

Business combination (continued):

and cash flows of Cusil, to June 26, 2003 is as follows:

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

4.

Equipment:

Accumulated

Net book

June 30, 2005

Cost

amortization

value

Laboratory equipment

$

155,367

$

17,306

$

138,062

Computer hardware and software

23,610

8,374

15,235

$

178,977

$

25,680

$

153,297

Accumulated

Net book

June 30, 2004

Cost

amortization

value

Laboratory equipment

$

23,503

$

-

$

23,503

Computer hardware and software

14,217

2,568

11,649

$

37,720

$

2,568

$

35,152

5.

Investment:

On August 18, 2003, the Company announced that it had granted a license to Protokinetix, Inc. (“Protokinetix”), a U.S. public company, for the use of SAT with up to 3 antibodies.  The agreement with Protokinetix involved the issuance to the Company of 1.6 million restricted shares of Protokinetix, which were received during the year ended June 30, 2004 and recorded as licensing revenue.  These shares were restricted from trading under U.S. securities rules until October 2004 and were valued at the trading price of the shares at the time of the announcement, being US$0.12 per share, for a total of CDN$266,666.  On May 2, 2005, these shares were sold for $313,794 (US$250,000), resulting in a gain on sale of this investment of $47,128.

6.

Technology rights:

2005

2004

SAT rights (note 6(a))

$

254,076

$

254,076

1F7 rights (note 6(b))

10,000

10,000

Additional antibodies (note 6(c))

312,482

-

576,558

264,076

Accumulated amortization

(152,504)

(52,816)

$

424,054

$

211,260

6.

Technology rights (continued):

(a)

SAT rights:

Subsequent to completion of Cusil’s transaction with InNexus (note 3), the Company acquired all intellectual property and patent rights related to the SAT held by ImmPheron Inc. ("lmmPheron") in exchange for the issuance of 2,500,000 exchangeable preferred shares of IEC (note 8(c)) and US$170,000, payable over a three and one-half year period, the Canadian dollar equivalent of which consideration at the date of the acquisition was $254,075.  InNexus had previously acquired certain SAT rights from ImmPheron under the terms of a June 19, 2001 development agreement with ImmPheron, but assigned a nominal amount to those rights as they were earned by incurring research and development expenditures.  In February 2002, InNexus entered into an agreement to acquire ImmPheron's remaining SAT rights, subject to completion of the transaction with Cusil (note 3).  On June 30, 2003, the Company paid US$50,000 and has agreed to pay US$20,000 every six months thereafter for a total of 36 months, which obligations were accrued in these financial statements.  In addition, the Company agrees to incur a minimum of US$475,000 research and development of SAT over a three-year period.

To June 30, 2005, the Company has incurred a total of $1,816,780 of research consulting fees on SAT.  The Company is unable to determine when, and if, significant positive cash flow from SAT will commence.

During fiscal 2005, the Company provided a guarantee for the payments due by ImmPheron on a lease over ImmPheron’s laboratory space in the Kentucky Technology Center in Lexington, Kentucky.  This lease is for a term of five years commencing on December 1, 2004 with the following rent structure:

(i)

monthly rent of US$2,513.75 for the first year;

(ii)

monthly rent of US$3,351.66 for the second year; and

(iii)

monthly rent of US$4,189.58 for the third, fourth and fifth years.

After the third year, the lease can be terminated on 90 days written notice and payment to the Kentucky Technology Centre of the undepreciated costs for leasehold improvements incurred by Kentucky Technology Centre on behalf of ImmPheron.

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

6.

Technology rights (continued):

(c)

Additional antibodies for use with SAT:

In October 2004, the Company acquired the rights to specific antibodies for the treatment of coronary heart disease and chronic viral diseases from ImmPheron.  These antibodies are in the late preclinical stage of development and the Company believes their potency can be enhanced using SAT.  Consideration for the acquisition of all rights, title and interest in these antibodies was comprised of the issuance to ImmPheron of 500,000 exchangeable preferred shares of IEC, the payment of US$50,000, a royalty of 3% on net sales of any products developed by InNexus using the antibodies and payment of 10% of all consideration received by InNexus from which third party licenses of super antibody version of the antibodies.

7.

Due to related parties:

The amounts due to related parties at June 30, 2004 consist of loans and other amounts payable to directors and former shareholders of InNexus.  The amounts payable were unsecured, non-interest bearing, and due on demand.  During 2002, in connection with the letter agreement with Cusil, the related parties agreed to convert $190,380 of the balance outstanding at June 30, 2002 into 380,760 common shares of the Company.  During fiscal 2003, the Company issued 213,572 common shares in settlement of related party debts of $106,786 (note 8(b)) and 167,188 exchangeable preferred shares of IEC in settlement of related party debts of $83,594 (note 8(c)).

During the year ended June 30, 2005, InNexus was charged a total of $196,267 (2004 - $145,329; 2003 - $127,273) for consulting fees from related parties and $60,000 (2004 - $60,000; 2003 - nil) of management fees from a related party.

At June 30, 2005, there was a total of $20,932 due from related parties for expense advances.

8.

Share capital:

(a)

Authorized:

100,000,000 common shares without par value

(b)

Issued and outstanding:

Prior to Cusil’s transaction with InNexus (note 3), the share capital of Cusil and InNexus were as follows:

Number

of shares

Amount

Cusil Venture Corporation:

Balance June 30, 2002

4,640,000

$

1,467,374

Issued upon exercise of options, at $0.23 per share

248,000

57,040

Balance June 27, 2003, prior to the transaction
with InNexus (see below)

4,888,000

$

1,524,414

8.

Share capital (continued):

(b)

Issued and outstanding (continued):

Number

of shares

Amount

InNexus, Inc.

Common shares

5,040,000

$

6,804

Additional paid-in capital

-

176,484

Balance June 30, 2002 and June 27, 2003,
prior to the transaction with Cusil (see below)

5,040,000

$

183,288

InNexus Biotechnology Inc.:

Balance June 27, 2003, prior to the business combination
(from above)

4,888,000

$

1,524,414

Reduction of share capital to that of InNexus upon
completion of Cusil’s transaction with InNexus (note 3)

-

(1,341,126)

4,888,000

183,288

Issued pursuant to Cusil’s transaction with InNexus (note 3)

4,330,000

110,999

9,218,000

294,287

Issued by way of short form offering (note 8(d))

3,795,000

948,750

Issued upon settlement of amounts payable to related
parties of InNexus (note 7)

213,572

106,786

Issued upon settlement of loan payable to Immune (note 9)

216,781

219,577

Issued for corporate finance and sponsorship fees (note 8(d))

50,000

25,000

Share issue costs

-

(183,643)

Balance, June 30, 2003

13,493,353

1,410,757

Issued pursuant to private placement, net of issuance
costs (note 8(d))

2,800,000

525,438

Issued upon exercise of stock options (note 8(e))

445,000

110,050

Issued upon exercise of share purchase warrants (note 8(f))

2,402,804

695,301

Balance, June 30, 2004

19,141,157

2,741,546

Issued pursuant to private placement, net of issuance costs
(note 8(d))

2,600,000

1,064,327

Issued upon exercise of stock options (note 8(e))

285,000

71,250

Issued upon exercise of share purchase warrants (note 8(f))

405,082

106,770

Balance, June 30, 2005

22,431,239

$

3,983,893

8.

Share capital (continued):

(b)

Issued and outstanding (continued):

As at June 30, 2005, a total of 4,173,964 (2004 - 4,419,491) of the issued common shares are held pursuant to an escrow agreement that provides for the release of the escrowed shares over 72 months following Cusil’s transaction with InNexus (note 3) in equal tranches of 5% at six month intervals for a period of 24 months, and thereafter in equal tranches of 10% at six month intervals for a period of 48 months.

As at June 30, 2005 a total of 6,917,188 shares have been allocated for issuance upon the conversion of exchangeable preferred shares of IEC (note 8(c)).

(c)

Exchangeable preferred shares:

Number

of shares

Amount

Issued during fiscal 2003 pursuant to:

Business combination with InNexus (note 3)

3,750,000

$

109,682

Acquisition of SAT rights from ImmPheron (note 6(a))

2,500,000

25,000

Related party debt settlement (note 7)

167,188

83,594

Balance June 30, 2003 and 2004

6,417,188

218,276

Issued during fiscal 2005:

On acquisition of T-15 and other antibody rights from
ImmPheron (note 6(c))

500,000

250,000

Balance June 30, 2005

6,917,188

$

468,276

The exchangeable preferred shares were issued by IEC and are convertible, at the option of the holder, into an equal number of common shares of the Company.

On issuance in June 2003, all of the exchangeable preferred shares issued in connection with the business combination with InNexus and the related party debt settlement were held pursuant to an escrow agreement that provides for the release of the escrowed shares over 72 months following the business combination with InNexus, at six month intervals commencing with 5% for the first two years and 10% for the next four years.  In addition, on issuance in June 2003, 90% of the exchangeable preferred shares issued to ImmPheron were held pursuant to an escrow agreement that provides for the release of the escrowed shares over 36 months following the business combination with InNexus in equal tranches of 15%, at six month intervals.

At June 30, 2005, 3,883,752 of the exchangeable preferred shares issued remain in escrow.

8.

Share capital (continued):

(d)

Private placements:

Concurrent with the completion of Cusil’s transaction with InNexus in June 2003 (note 3), the Company completed a short-form offering of 3,795,000 units at $0.25 per unit for gross proceeds of $948,750.  Each unit consisted of one common share of the Company and one-half of one non-transferable common share purchase warrant exercisable to purchase an additional common share of the Company at a price of $0.30 per share until expiry on June 27, 2004.

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

In November 2004, the Company completed a private placement of 2,090,000 common shares at $0.45 per share. In conjunction with this private placement, the Company paid issuance costs of $9,591 and finder’s fees of $71,460 and granted non-transferable warrants to acquire 193,000 common shares of the Company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.

In March 2005, the Company completed a further private placement of 510,000 common shares at $0.45 per share.  In conjunction with this private placement, the Company paid issuance costs of $6,262 and finder’s fees of $18,360 and granted non-transferable warrants to acquire 51,000 common shares of the Company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.

(e)

Stock options:

(i)

Cusil Venture Corporation:

Prior to the business combination (note 3), the stock option continuity of Cusil, all of which were exercisable, was as follows:

Expiry date	Exercise price	June 30, 2002	Granted	Exercised	Expired / cancelled	June 27, 2003

August 8, 2003	$ 0.23	364,000	-	(248,000)	-	116,000

8.

Share capital (continued):

(e)

Stock options (continued):

(ii)

InNexus Biotechnology Inc.:

In connection with Cusil’s June 2003 transaction with InNexus (note 3), the Company granted stock options to non-employees to acquire up to an aggregate of 290,000 common shares at $0.25 per share and to directors and employees to acquire up to an aggregate of 1,085,000 common shares at $0.25 per share.  These options were granted pursuant to Cusil’s incentive share option plan (the “Plan”) that allows it to grant options to its employees, officers, directors and consultants to acquire up to 1,700,000 common shares.  Under an amended plan approved by the shareholders at an annual general meeting held on December 1, 2004, the Company may reserve up to 10% of its issued and outstanding shares for issuance.

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

8.

Share capital (continued):

(e)

Stock options (continued):

(ii)

InNexus Biotechnology Inc. (continued):

Expiry date	Exercise price	June 30, 2004	Granted	Exercised	Expired / cancelled	June 30, 2005

June 27, 2005	$ 0.25	990,000	-	(100,000)	(890,000)	-
September 2, 2005	0.25	55,000	-	-	-	55,000
December 11, 2005	0.25	270,000	-	(185,000)	-	85,000
March 25, 2006	0.35	80,000	-	-	-	80,000
April 15, 2006	0.45	100,000	-	-	-	100,000
May 27, 2006	0.41	150,000	-	-	-	150,000
August 17,2006	0.26	-	100,000	-	-	100,000
December 16, 2006	0.55	-	550,000	-	(300,000)	250,000
April 20, 2007	0.40	-	200,000			200,000
June 30,2007	0.25	-	1,125,000		-	1,125,000
		1,645,000	1,975,000	(285,000)	(1,190,000)	2,145,000

Weighted average exercise price		$ 0.28	$ 0.46	$ 0.25	$ 0.28	$ 0.39

At June 30, 2005, a total of 1,741,250 (2004 - 1,497,916; 2003 – 1,441,000) of the outstanding options are exercisable.

For the year ended June 30, 2003, a total of 140,000 options that were granted to non-employees and which were earned during fiscal 2003, were recorded in these financial statements at their estimated fair value at the date of grant of $21,955.  A further 50,000 options granted to non-employees vested each quarter over the next three consecutive quarters and were recorded at their estimated fair value at those dates.  If the fair value method of accounting had been applied to stock options granted to employees prior to July 1, 2002 and earned during 2003, the pro forma effect would have been to record additional stock-based compensation expense of $146,628, as follows:

Year ended June 30, 2003:

Loss for the year, as reported

$

466,862

Additional stock-based compensation expense

146,628

Loss for the year, pro forma

$

613,490

Basic and diluted loss per share, as reported

$ 0.06

Basic and diluted loss per share, pro forma

$ 0.08

8.

Share capital (continued):

(e)

Stock options (continued):

(ii)

InNexus Biotechnology Inc. (continued):

Under the amended guidance for stock-based compensation (note 2(g)), the portion of the compensation cost of the options that were granted to employees and non-employees during fiscal 2005 and 2004 that vested in fiscal 2005 and 2004 were recorded in these financial statements at the estimated fair value of the option at the date of grant.  The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2005

2004

2003

Dividend yield

0.0%

0.0%

0.0%

Expected volatility

92 - 115%

56 - 72%

231%

Risk-free interest rate

2.83 - 3.01%

2.19 - 3.13%

3.07%

Expected average option term

2 years

2 years

1.25 years

The weighted average fair value of the options granted to non-employees during the year ended June 30, 2005 was $0.24 (2004 - $0.11; 2003 - $0.16) per option.

(f)

Share purchase warrants:

The continuity of share purchase warrants is as follows:

Expiry date	Exercise price	June 30, 2003	Issued	Exercised	Expired	June 30, 2004

June 27, 2004	$ 0.30	1,897,500	-	(1,884,000)	(13,500)	-
June 27, 2005	0.25	759,000	-	(498,804)	-	260,196
January 14, 2006	0.27	-	2,800,000	(20,000)	-	2,780,000
		2,656,500	2,800,000	(2,402,804)	(13,500)	3,040,196

Expiry date	Exercise price	June 30, 2004	Issued	Exercised	Expired	June 30, 2005

June 27, 2005	$ 0.25	260,196	-	(130,082)	(130,114)	-
January 14, 2006	0.27	2,780,000	-	(275,000)	-	2,505,000
November 4, 2006	0.45	-	193,000	-	-	193,000
March 21, 2007	0.45	-	51,000	-	-	51,000
January 26, 2007 (1)	0.67	-	150,000	-	-	150,000
January 26, 2007 (1)	1.34	-	150,000	-	-	150,000

		3,040,196	544,000	(405,082)	(130,114)	3,049,000

(1)

The expiry date of these share purchase warrants will be extended to January 26, 2010 if the Company is classified as a “Tier 1 Issuer” on January 26, 2007 under the applicable rules and policies of the TSX Venture Exchange.  These warrants were issued in connection with a corporate finance and investment banking agreement and were recorded in the accounts at their estimated fair value, using a Black-Scholes option pricing model of $90,000.

9.

Loan payable to Immune Network Ltd.:

During 2001, Immune announced that it had formed a collaboration with InNexus that involved granting InNexus an option to acquire rights to monoclonal antibody technologies for the treatment of AIDS held by Immune.  In connection with this collaboration, Immune agreed to fund continued research and development of these technologies by InNexus through an advance of up to US$161,000, of which US$61,000 was paid directly by Immune to a researcher on behalf of InNexus.  InNexus received US$64,670 of advances from Immune during 2001.  The total loan payable to Immune was US$125,670, excluding interest, at June 26, 2003.  The agreement provided that the advances would be represented by a convertible loan bearing interest at 12% per annum, maturing eighteen months following exercise of the option, and convertible into shares of InNexus at US$1 per share.  In connection with Cusil’s transaction with InNexus (note 3), Immune accepted 216,781 shares of the Company (note 8(b)) in settlement of the balance of the loan and accrued interest payable.

10.

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

On completion of Cusil’s transaction with InNexus (note 3), these advances and promissory notes are considered intercompany transactions and have been eliminated upon consolidation.

11.

Income taxes:

Substantially all of the difference between the actual tax expense (recovery) of nil and the expected federal and provincial/state statutory corporate income tax recovery relates to losses not recognized.

The significant components of the Company’s future income tax assets and liabilities at June 30, 2005 and 2004 are as follows:

2005

2004

Future income tax assets:

Equipment

$

6,722

$

2,146

Share issue costs

69,610

57,044

Losses carried forward:

Canada

890,368

741,000

United States

93,381

76,000

Total future income tax assets

1,060,081

876,190

Valuation allowance

(1,060,081)

(876,190)

Future income tax assets, net of allowance

$

-

$

-

11.

Income taxes (continued):

At June 30, 2005, the Company has available losses for tax purposes in Canada of approximately $2,500,000 (2004 - $2,081,000) which may be applied to reduce taxable income until 2015 and losses for tax purposes in the United States of US$214,000 (2004 – US$214,000) which may be available for carry forward to 2013.

12.

Financial instruments:

As at June 30, 2005 and 2004, in all material respects, the carrying amounts for the Company’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.  The Company is unable to determine the fair value of the amounts due to/from related parties and the amounts due to ImmPheron with sufficient reliability due to the nature of those obligations and the lack of a ready market for such financial instruments.

13.

Subsequent events:

Subsequent to June 30, 2005:

(a)

In September 2005, the Company received shareholder approval to increase the Company’s authorized share capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)

In August 2005, the Company announced it had agreed to issue  convertible preferred shares (“Convertible Preferred Shares”) at a price of $ per share for total gross proceeds of $ by way of a private placement.  The  and will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years.  .  The Company will have the right to redeem any outstanding Convertible Preferred Shares after the fifth anniversary from the Closing Date at a price of $120.00 per share, plus any accumulated and unpaid dividends.  Holders will have a further right of conversion for 20 days following notice of redemption.  Finders fees of 8% of the gross proceeds of the private placement will be payable upon completion of the placement, along with 660,000 finders warrants exercisable at $0.25 per share for a five year period.  This placement was completed on October 7, 2005.

In addition, on August 9, 2005, the Company arranged for a bridge loan of $250,000 to fund its operations pending completion of the convertible preferred share private placement (the “Bridge Loan”).  The Bridge Loan was evidenced by a convertible note (the “Bridge Note”) payable on the earlier of (i) one hundred and eighty (180) days from the issuance date of the Bridge Note (the “Issuance Date”) or (ii) the closing of the convertible preferred placement and will bear interest at a rate of 10% per annum for the first ninety (90) days from the Issuance Date and 15% per annum thereafter until maturity.  Under the terms of the Bridge Note, the holder thereof may, at its option, elect to convert all or a portion of the outstanding principal amount of this Bridge Note, plus all accrued but unpaid interest thereon, into Convertible Preferred Shares at a conversion

13.

Subsequent events (continued):

price equal to one hundred ten percent (110%) of the outstanding principal amount of the Bridge Note plus any accrued interest thereon being converted. The Bridge Note was secured by a first charge on all of the assets of the Company and its subsidiaries.  The amount of the Bridge Loan was converted into additional Convertible Preferred Shares on closing of that offering in October 2005, and the security was discharged.

(c)

In September 2005, the Company completed a non-brokered private placement of 2,020,000 Units at $0.25 per Unit, with each Unit consisting of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase an additional common share for $0.30 per share for a two year period from closing.  A finder’s fee of $32,250 was paid with respect to this private placement.

14.

United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are substantially the same as measurement principles applicable in the United States and practices prescribed by the United States Securities and Exchange Commission, except for the following:

(a)

Technology rights:

Under Canadian generally accepted accounting principles (“Canadian GAAP”), development costs for a project that meets accepted criteria for deferral and amortization, or expenditures relating to the acquisition of technology and other assets and patent and trademark rights which relate to in-process research and development, may be deferred and amortized to expense in a rational and systematic manner.  Under United States generally accepted accounting principles (“US GAAP”), development costs and acquisitions that reflect in-process research and development are charged to expense when incurred.  In the Company’s case, the technology rights acquired in fiscal 2005 would be considered in-process research and development and accordingly, would be charged to expense in 2005 for US GAAP purposes.  Application of US GAAP on the accounting for other costs associated with technology rights would not materially affect the Company’s financial statements.

(b)

Stock-based compensation:

Under Canadian GAAP, for fiscal 2003 and prior periods, the Company accounted for stock options granted to employees and directors by the settlement method and for fiscal 2002 and prior periods, the Company accounted for stock options granted to non-employees by the settlement method.  Accordingly, no compensation expense was recognized for stock options granted.  For fiscal 2003, under Canadian GAAP, the Company accounted for stock options granted to non-employees by the fair value method.  For fiscal 2004 and 2005, the Company accounted for all stock options granted by the fair value method.

14.

United States generally accepted accounting principles (continued):

(b)

Stock-based compensation (continued):

Under US GAAP, for fiscal 2003 and prior periods, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) for stock option grants to employees and directors.  Stock option grants to non-employees for these periods would have been accounted for by the fair value method under U.S. GAAP.  Had compensation expense been determined based on fair value at the date of grant consistent with the measurement provisions of SFAS 123, loss for the year ended June 30, 2003 under US GAAP would have been the pro forma numbers indicated in note 8(e)(ii).

The fair value on the grant date has been estimated using the Black-Scholes option-pricing method using the assumptions disclosed in note 8(e)(ii).

Under US GAAP, in fiscal 2004, the Company adopted the transitional rules under Statement of Financial Accounting Standards No. 148, which is substantially consistent with Canadian GAAP for 2004 and 2005.  However, under US GAAP, the stock-based compensation expense reported in the statement of operations would not be presented separately, but would be allocated to the related expense category.

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

Under US GAAP, investments and unrealized holding gains in shareholders’ equity at June 30, 2004 would each be increased by $1,654,005.  During the year ended June 30, 2005, the investment was sold and the realized gain was included in the statement of operations and deficit for Canadian GAAP purposes.

(d)

Comprehensive income:

US GAAP requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and additional paid-in capital in the equity section of the balance sheet.

Under US GAAP, other comprehensive income (loss) for the year ended June 30, 2005, which consists of changes in the unrealized holding gains (losses) on investments, would be a reclassification to loss of $1,654,005 (2004 - unrealized income of $1,654,005).

14.

United States generally accepted accounting principles (continued):

(e)

Additional disclosures required for development stage companies:

US GAAP requires summary disclosure of all shareholders equity transactions from inception to the latest reporting period for companies in the development stage.  Share capital and additional paid-in capital transactions for InNexus and Cusil, subsequent to the June 27, 2003 transaction with InNexus, are disclosed in note 8(b).  However, the statement of deficit accumulated during the development stage only discloses changes during the periods since the year ended June 30, 2003.  Accordingly, the detailed statement of deficit accumulated during the development stage for the period from inception on July 20, 1997 to June 30, 2005 is as follows:

Loss for the period ended:

December 31, 1997

$

239,511

December 31, 1998

76,113

December 31, 1999

-

December 31, 2000

-

December 31, 2001

313,560

June 30, 2002

256,878

June 30, 2003

466,862

June 30, 2004

925,913

June 30, 2005

2,177,521

Deficit accumulated during the development stage at June 30, 2005

$

4,456,358

(f)

Recent United States accounting standards:

None of the new pronouncements issued by the Financial Accounting Standards Board (“FASB”) during the year ended June 30, 2005 are expected to have a material impact on the Company’s financial statements.

The FASB and Emerging Issues Task Force (“EITF”) issued a variety of interpretations that were effective for the Company for the year ended June 30, 2005, including the following interpretations with wide applicability:

•

Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity", which addresses the classification of specified freestanding financial instruments as liabilities.  The Statement is effective July 1, 2004.

•

Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivate Instruments and Hedging Activities".  This statement amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred as derivatives) and for hedging activities under SFAS 133, “Accounting for Derivatives Instruments and Hedging Activities”.  SFAS 149 is effective for derivative transactions and hedging relationships entered into or modified after June 30, 2003.

The adoption of SFAS 150 and SFAS 149 have not impacted the Company’s financial statements.

14.

United States generally accepted accounting principles (continued):

A reconciliation of the loss for the years ended June 30, 2005 and 2004 as shown in these consolidated financial statements, to the loss for the year in accordance with US GAAP and to comprehensive income (loss) for the year using US GAAP, is as follows:

2005

2004

Loss for the year in these consolidated financial statements

$

(2,177,521)

$

(925,913)

Adjustment to reconcile to US GAAP:

Technology rights (a)

(265,610)

-

Loss for the year under US GAAP

(2,443,131)

(925,913)

Other comprehensive income (loss), net of tax:

Change in unrealized holding gains (loss) on investments (d)

(1,654,005)

1,654,005

Comprehensive income (loss) for the year under US GAAP

$

(4,097,136)

$

728,092

Basic loss per share

$

(0.12)

$

(0.06)

Diluted loss per share

(0.12)

(0.06)

A reconciliation of assets as at June 30, 2005 and 2004 as shown in these consolidated financial statements to assets under US GAAP is as follows:

2005

2004

Assets in these consolidated financial statements

$

710,720

$

1,002,766

Adjustment to reconcile to US GAAP:

Technology rights (a)

(265,610)

-

Investments (d)

-

1,654,005

Assets under US GAAP

$

445,110

2,656,771

Shareholders’ equity as at June 30, 2005 and 2004 under US GAAP would be as follows:

2005

2004

Common stock

$

3,983,893

$

2,741,546

Exchangeable preferred shares

468,276

218,276

Contributed surplus - stock options and warrants

571,545

129,791

Accumulated other comprehensive income (c)

-

1,654,005

Deficit

(4,721,968)

(2,278,837)

$

301,746

$

2,464,781

Cash used in operations and provided by investments for fiscal 2005 would each be increased by $62,483 as a result of the difference in accounting for technology rights (a).

14.

United States generally accepted accounting principles (continued):

For fiscal 2003, there would be no differences in assets, liabilities, shareholders equity, loss for the year or cash provided by (used in) operations, investments and financing under US GAAP, as compared to the amounts reported in these financial statements for fiscal 2003.  In addition, for fiscal 2004, there would be no differences in liabilities or in cash provided by (used in) operations, investments and financing under US GAAP, as compared to the amounts reported in these financial statements for fiscal 2004.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Annual Report:

(a)

Financial Statements and Reports referred to in Item 17

(b)

Exhibits

1.1

Notice of Articles of InNexus Biotechnology Inc.;

1.2

New Articles of InNexus Biotechnology Inc.;

2.1(1)

Specimen Certificate of Common Shares of InNexus Biotechnology Inc.;

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

4.4(1)

Stock Option Plan and form of option agreement;

4.5(1)

Asset transfer agreement dated June 27th, 2003 among InNexus Biotechnology International Limited, InNexus Inc. and ImmPheron Inc. respecting transfer of SuperAntibody Technology to InNexus Biotechnology International Limited;

4.6(1)

Investor Relations Agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation and NVR Capital Corp. respecting the provision of investor relation services;

4.7(1)

Sub-license Agreement between InNexus Inc. and IMM dated for reference June 6, 2002 relating to 1F7;

4.8(1)

License Agreement between InNexus Biotechnology International Limited and Corixa Corporation dated for reference August 13, 2003 for the worldwide development and marketing of certain monoclonal antibody products, modified by SuperAntibody Technology, for human use;

4.9(1)

Research and Development Agreement between InNexus Biotechnology International Limited and Corixa Corporation dated for reference August 13, 2003 where both parties agreed to perform a collaborative study to evaluate the feasibility and potential for SuperAntibody Technology to be used with Corixa’s proprietary monoclonal antibodies;

4.10(1)

Licensing Agreement between InNexus Inc. and BioKinetix Research, Inc. (“BIOK”) dated for reference January 7, 2002 which granted Beglend Corporation and its research and development affiliate entity, BIOK, a license to exploit certain licensed technology;

4.11(1)

Assent to assignment of rights between InNexus Inc. and BIOK whereby InNexus Inc. agreed to the assignment of all BIOK’s rights under the Licensing Agreement to RJV Networks, Incorporated;

4.12(1)

Employment agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation and Alton C. Morgan dated for reference the 27th day of June, 2003;

4.13(1)

Employment agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation and Gail Thurston dated for reference the 27th day of June, 2003;

4.14(1)

Consulting agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation and Beloud Management Consultants Ltd. dated for reference the 7th day of July, 2003;

4.15(1)

Consulting Agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation, Garth Likes and 672442 B.C. Ltd. dated for reference January 15, 2004;

4.16(1)

Option Extension Agreement between InNexus Biotechnology Inc., formerly Cusil Venture Corporation and ImmPheron Inc. dated for reference May 19, 2004;

4.17(1)

Licensing Agreement dated September 9, 2004 between us and ImmPheron Inc. for the acquisition of remaining antibody assets held by ImmPheron that were not previously acquired by us;

4.18(1)

Consulting Agreement between InNexus Biotechnology Inc. and Karl Cahill dated for reference December 1, 2004;

4.19

Co-development Agreement between us and Epitomics Inc. dated January 2005;

4.20

Collaborative Research Agreement between us and Mayo Clinic dated May 2005;

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

InNexus Biotechnology Inc.

Date: December 30, 2005

~~_________________________~~ ”Alton C. Morgan”

Dr. Alton C. Morgan

Chief Executive Officer

~~_________________________~~ ”Jeff Morhet”

Jeff Morhet

Acting Chief Financial Officer

Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of InNexus Biotechnology Inc. as of November 30, 2005:

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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

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

Date: December 30, 2005

“Alton C. Morgan”

Alton C. Morgan, President and Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Jeff Morhet, Acting Chief Financial Officer, certify that:

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

4.

The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting; and

5.

The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

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

Date: December 30, 2005

“Jeff Morhet”

Jeff Morhet, Acting Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of InNexus Biotechnology Inc. (the “Company”) on Form 20-F (the “Report”), each of the undersigned, Alton Charles Morgan, President and Chief Executive Officer of the Company, and Wade Brooksby, Chief Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 30, 2005

“Alton Charles Morgan”

Alton Charles Morgan

President and Chief Executive Officer

Dated: December 30, 2005

“Jeff Morhet”

Jeff Morhet

Acting Chief Financial Officer

Endnotes

Figure 2