Form 20-F
period 2006-06-30
INNEXUS BIOTECHNOLOGY INC
filed 2006-11-13
CIK 1278730

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

 (Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

█

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

June 30, 2006

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

13208 East Shea Boulevard, Suite 200, The Mayo Clinic MCCRB Building, Scottsdale, AZ 85259

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of June 30, 2006: 25,881,239 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

 Yes       No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 Yes       No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 Yes       No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act

Large accelerated filer

Accelerated filer

Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

 Yes       No

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

Item 17. Financial Statements.

Item 18. Financial Statements.

Item 19. Exhibits.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements.  Forward looking statements are usually, but not always, identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Forward-looking statements are statements that are not historical facts, and include, but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the efficacy of the Company’s technologies; the timing and results of clinical studies, if any, related to the Company’s technologies; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the markets for the Company’s technologies; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

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
“humanization”

The genetic engineering of an antibody, derived from an animal, into a form that does not elicit an immune response in people, typically by substitution of most of the antibody (not the combining site) with human sequences;

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

All references in this Annual Report on Form 20-F to the terms “we”, “our”, “us” and “the Company” refer to InNexus Biotechnology Inc. and its subsidiaries.  Except when otherwise indicated, all dollar amounts presented in this Annual Report are expressed in Canadian dollars and all financial information that has been derived from our consolidated financial statements, which are prepared in accordance with Canadian generally accepted accounting principles.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We were incorporated as Cusil Venture Corporation on September 5, 1997 under the predecessor to the Business Corporations Act of British Columbia.  Effective June 27, 2003, we completed the acquisition of 100% of the outstanding shares of InNexus Inc. in a share exchange under which we issued the former shareholders of InNexus  Inc. a controlling interest in our company.  The acquisition of InNexus Inc. has been accounted for in the financial statements as a reverse takeover.  Consequently, the consolidated statements of operations and deficit and cash flows reflect the results from operations and cash flows of InNexus Inc., the legal subsidiary, for the years ended June 30, 2006, 2005, 2004 and 2003, and for the period from incorporation on July 20, 1997 to June 30, 2005, combined with those of Cusil Venture Corporation, the legal parent, from acquisition on June 27, 2003, in accordance with Canadian generally accepted accounting principles.

We changed our name to InNexus Biotechnology Inc. on July 3, 2003, after completion of the acquisition.  Our principal business is the development and marketing of SuperAntibody Technology to the pharmaceutical and biotechnology industry for the purpose of developing more effective antibody products.  See Item 4 “Information on the Company - History and Development of our Company”.

A.

Selected Financial Data.

This data is derived from our consolidated financial statements, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  United States generally accepted accounting principles (“US GAAP”) are substantially the same as Canadian GAAP, except as disclosed in Note 11 to the consolidated financial statements, which is a reconciliation of the material differences between Canadian and US GAAP in accordance with Item 17 of Form 20-F.

Our consolidated financial statements are stated in Canadian dollars, which is the foreign currency our financial statements are denominated in.  Unless indicated otherwise, all references to dollars in this Annual Report are to Canadian dollars.  See “Currency and Exchange Rates”

The following selected financial data has been extracted from the more detailed financial statements included herein, including our audited consolidated financial statements for the years ended June 30, 2006, 2005 and 2004, and the period from incorporation on July 20, 1997 to June 30, 2006.

The selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, the notes to the consolidated financial statements and management’s discussion and analysis under “Item 5. Operating and Financial Review and Prospects”.

	Year ended June 30, 2006	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003	Year ended June 30, 2002	Period from incorporation on July 20, 1997 to June 30, 2006
Income Statement Data:
Net Loss from operations (1)
Canadian GAAP	$2,932,875	$2,177,521	$925,913	$466,862	$256,878	$7,389,233
US GAAP	$2,724,042	$2,443,131	$925,913	$466,862		$7,446,010
Net Loss for the period (1)
Canadian GAAP	$2,932,875	$2,177,521	$925,913	$466,862	$256,878	$7,389,233
US GAAP	$2,724,042	$2,443,131	$925,913	$466,862		$7,446,010
Net Loss per share (1)
Canadian GAAP	$0.12	$0.10	$0.06	$0.06	$0.03
US GAAP	$0.12	$0.12	$0.06	$0.06

(1)  See Note 11 to the June 30, 2006 consolidated financial statements for US GAAP reconciliation.

	As at
	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003	June 30, 2002
Balance Sheet Data
Current Assets	$722,954	$133,369	$489,688	$328,218	$5,211
Current Liabilities	$236,323	$143,364	$138,170	$191,114	$722,267
Working Capital (Deficiency)	$486,631	$(9,995)	$351,518	$137,104	$(717,056)
Total Assets
Canadian GAAP	1,365,446	$710,720	$1,002,766	$596,898	$19,493
US GAAP	$1,162,332	$445,110	$2,656,771	$596,898	$19,493
Long Term Obligations	-	-	$53,820	$107,720	-
Shareholders Equity
Canadian GAAP	$1,129,123	$567,356	$810,776	$298,064	$(702,774)
US GAAP	$926,010	$301,746	$2,464,781	$298,064	$(702,774)
Number of Shares (1)	25,881,239	22,431,239	19,141,157	13,493,353	7,580,000

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

CURRENCY AND EXCHANGE RATES

Unless indicated otherwise, all references to dollars in this Annual Report are to Canadian dollars. The table below sets out the average exchange rates for one Canadian dollar expressed in terms of one United States dollar (“US$”). The average exchange rates in the table are based on the average of the exchange rates on the last day of each month in each period for each of the following periods.

U.S. Dollars Per Canadian Dollar

	Year ended June 30, 2006	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003	Six months ended June 30, 2002
Average for the period	US$0.8656	US$0.8042	US$0.7454	US$0.6636	US$0.6381

The table below sets out the high and low exchange rates for one Canadian dollar expressed in terms of one United States dollar (“US$”) for each of the following months.

For the month of
	June 2006	July 2006	August 2006	September 2006	October 2006
High for the period	US$0.9098	US$0.8999	US$0.9037	US$0.9048	US$0.8965
Low for the period	US$0.8896	US$0.8760	US$0.8840	US$0.8872	US$0.8784

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  For example, the noon rate of exchange on October 3 1, 2006 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.8907 (US$1.00 = Cdn$1.1227).

B.

Capitalization and indebtedness.

 Not Applicable.

C.

Reasons for the offer and use of proceeds.

Not Applicable.

D.

Risk factors.

In addition to other information in this Annual Report, the following risk factors should be carefully considered in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition.  As a result of the risk factors set forth below, actual results could differ materially from those projected in any forward looking statements.  See “Special Note Regarding Forward Looking Statements”.

Risk relating to the Company

We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future.  If we are unable to secure collaborative arrangements with other biotechnology companies allowing them to develop monoclonal antibody based products utilizing our Super Antibody Technology platform, we will not be able to achieve profitable operations.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein.   We incurred losses of $2,932,875, $2,177,521, and $925,913, for the fiscal years ended June 30, 2006, 2005, and 2004 respectively.  As of June 30, 2006, we had a cumulative deficit of $7,389,233, and shareholder’s equity of $1,129,123.

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

We expect to incur substantial operating expenses in connection with our efforts to secure such collaborative arrangements, as well as additional costs related to our anticipated obligations under various prospective collaborative arrangements.  We expect these expenses to result in continuing and significant operating losses during our fiscal year ending June 30, 2007 and for the foreseeable future.  We have limited revenue from operations and do not expect to earn any significant revenues from operations unless we can successfully negotiate collaborative arrangements, which provide for Progress Payments sufficient to cover our anticipated expenses, or unless a collaborative partner and InNexus successfully commercialize one or more products utilizing our Super Antibody Technology platform.  Either event is expected to take several years.

We currently do not have any potential products.  Our only revenue to date is interest earned on money on deposit and the 1.6 million restricted shares of Protokinetix, Inc. that we received in payment of a licensing fee, for which we recognized $266,666 as revenue, calculated based on the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement.  On May 2, 2005, these shares were sold for $313,795 (US$250,000), resulting in a gain on sale of this investment of $47,128.  See “Note 4 to the June 30, 2006 consolidated financial statements” included herein.

There is no assurance that we will be able to secure collaborative arrangements which provide for the payment of Royalties and Progress Payments on favorable terms or in amounts sufficient to cover our anticipated operating expenses or which provide for payment of such amounts on favorable terms and conditions.  Even if we do secure such collaborative arrangements, there is no assurance that we will be able to meet the milestone conditions for such Progress Payments, or that a product utilizing our Super Antibody Technology platform will ever be successfully commercialized.  Even if one or more products utilizing our Super Antibody Technology platform are profitably commercialized, the initial losses incurred by us may never be recovered.

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

We will require substantial additional capital resources to further develop our SuperAntibody Technologies , identify potential collaborators for our SuperAntibody Technologies, enter into strategic collaborations, obtain regulatory approvals for products utilizing our Super Antibody Technology platform and ultimately to commercialize these products.

Developing and commercializing products utilizing our SuperAntibody Technology platform and entering into collaborative relationships is an expensive and time-consuming process.   As of June 30, 2006, we had working capital of $486,631, and we received gross proceeds of $5,435,325 from the closing of a private placement in August of 2006.  We anticipate we have sufficient working capital to fund our operations until October 2007; however, we do not have any potential products anticipated to generate profits or cash flow utilizing our SuperAntibody Technology platform during this period.  Accordingly, we will require additional capital over the next several years.  See Item 5B.  “Operating and Financial Review and Prospects – Liquidity and Capital Resources”

We intend to seek additional funding through corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions.  Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, we may be unable to raise such financing on terms favorable to us or our shareholders, if at all.  Such financings, to the extent they are available may result in substantial dilution.

If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more or our discovery, research or development projects, discontinue our operations or liquidate our business.

We need to enter into and subsequently successfully manage corporate partnerships with third parties in connection with research, development and commercialization of products utilizing our SuperAntibody Technology platform.  There is no assurance that any of our efforts would be successful.  Alternatively, we may not be able to enter into such partnerships on favorable terms.

Our SuperAntibody Technologies are antibody platforms that are used with existing monoclonal antibody products to improve their therapeutic potency.  Our plan is to license our SuperAntibody Technologies to third parties for use with their products.  The success of our business strategy is therefore largely dependent on our ability to enter into corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of products and technologies that use our SuperAntibody Technologies, and to effectively manage the relationships that may come to exist as a result of this strategy.

We currently have five corporate collaborations: Corixa Corporation, Affimed Therapeutics AG, Protokinetics, EvoGenix and BioInvent.  These collaborations may not result in the successful development of products using our technology or the generation of significant revenues, which will require us to fund our own development of, clinical testing of, seeking regulatory approval for and commercialization of products that use our SuperAntibody Technologies.  We do not have sufficient capital to do so.

We are currently seeking other corporate collaborators for our current projects, however we may be unable to establish any such corporate collaborations on favorable terms, or at all, which will require us to fund our own development of, clinical testing of, seeking regulatory approval for and commercialization of products that use our SuperAntibody Technologies.  We do not have sufficient capital to do so.  Even if we are successful in establishing such corporate collaborations, these collaborations may not result in the successful development of products using our technology or the generation of significant revenues.

Since our primary strategy is to enter into research and development collaborations at an early stage of product development, our success is highly reliant on the performance of our current and future corporate collaborators, if any, and the success of products that use our technology.  The amount and timing of resources to be devoted to activities by corporate collaborators are not likely to be within our direct control and, as a result, we will be unable to ensure that our current or future corporate collaborators will commit sufficient resources to research and development projects or to the commercialization of products using our technology.  Our corporate collaborators, if any, might not perform their obligations as expected, might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us and/or may dispute the ownership of technology developed under any such corporate collaboration.  There is no guarantee that we will be able to successfully manage the performance of our current and future, if any, collaborators.

Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources.  We also expect to dedicate substantial resources to identifying and developing relationships with potential collaborative partners.

We currently have corporate collaborations with Affimed Therapeutics AG, Corixa Corporation, EvoGenix, BioInvent and Protokinetix, Inc. and there is no assurance that we will be able to secure additional collaborative partners.

Our business strategy depends significantly on our ability to establish collaborative arrangements with third parties to perform research and development activities.  We currently do not have the resources to establish our own research and development facility.  If we fail to secure additional collaborative partners, our success will depend on our existing collaborators, Affimed Therapeutics AG, Corixa Corporation, EvoGenix, BioInvent and Protokinetix, Inc.

Under terms of our agreement with Affimed, the companies will complete feasibility studies and we will have a right to license one of Affimed’s antibodies while Affimed will have the right to license SuperAntibody Technology for one antibody.

In order to maintain our collaboration with Corixa, we are required to modify antibodies provided by Corixa to make them effectively “SuperAntibodies” and provide Corixa with the support required for them to decide to license our SuperAntibody Technologies.  The continuation of this collaboration is dependent upon our SuperAntibody Technologies providing a quantifiable improvement in the potential therapeutic effectiveness of antibodies provided by Corixa to their satisfaction and their desire to continue to conduct research on our SuperAntibody Technologies as their own corporate resources warrant.

With Protokinetix, Protokinetix paid for the right to use our SuperAntibody Technologies to modify antibodies of its choosing, and Protokinetix is obligated to pay for any such work done on its behalf.  Protokinetix has not yet identified any antibodies that they would like to modify using our SuperAntibody Technologies.

There can be no assurance that the above collaboration will generate any revenue and there can be no assurance that we will be able to negotiate additional acceptable collaborative arrangements or that any such arrangements we can negotiate will produce any revenue.  Consequently, we may be unable to generate sufficient revenue or gross margins to be profitable.

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

•

delays in regulatory approvals.

Uncertainties may include our lack of sufficient long-term working capital necessary for us to attract and maintain the qualified personnel necessary to provide the support required for our collaborators to evaluate our technology and our dependence on attracting sufficient interest in our technology for us to achieve profitable operations.  Complications may be experienced in our attempts to modify antibodies using our SuperAntibody Technologies, their subsequent humanization for possible use as human therapeutics, and complications that could arise during clinical trials.  Our business strategy will continue to focus on our ability to establish collaborative arrangements with third parties to perform research and development activities.  There are no products that currently use our technologies and development of these products, if successful, will likely take several years.

We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives.  The loss of some or all of our key personnel would make it extremely difficult to manage our business operations, and in such a situation, we may not be able to develop new products.

As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives.  Specifically, we depend on the continued services of Dr. Alton C. Morgan, our Chief Scientific Officer, and the members of our scientific advisory committee.  Consequently, our ability to retain these individuals, and attract other qualified individuals is critical to our success.  The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives.  In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotechnology companies for qualified employees is intense, and as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all.  In addition, because we do not maintain “key person” life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have material adverse effect on our business, financial condition and results of operation.

Although we have contracts with our key executives, including Dr. Alton C. Morgan, our Chief Scientific Officer, Jeff Morhet, our Chairman, President and Chief Executive Officer, Wade Brooksby, our Chief Financial Officer, and Gail Thurston, our Vice President – Corporate Development, which include an incentive provision for the granting of stock options which vest over time and are thus designed to encourage the individuals to stay with the company, a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives.  In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

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

We do not have the resources to maintain the necessary research and development staff for product development that is solely our own.  We primarily develop the SuperAntibody Technology with collaborative partners and to concurrently develop additional products and technologies through additional research and development.  We do not have our own research and development staff and facilities, we intend instead to rely on third party contractors, such as ImmPheron Inc., or to use research and development staff and facilities operated and funded by our existing and prospective collaborative partners.  Since we are dependant upon third parties to conduct our research, we may not be able to adequately direct the type, amount, timing and quality of research and development activities which may limit our ability to successfully develop future products with our joint collaborators or our ability to obtain research results which provide the scientific validation necessary for acceptance of our SuperAntibody technology.  We expect this would seriously impair our ability to successfully negotiate new collaborative development arrangements.

Risk relating to the Industry

Although we are a technology platform company, we are affected by many of the same industry risks faced by companies engaged in direct research and development of pharmaceutical products.

We are a technology platform company rather than a pharmaceutical development company and as such do not, at the present time, engage in the research and development of existing or prospective pharmaceutical products.  Our ability to earn revenue will be dependant largely on our ability to earn licensing or other revenue from the marketing or collaborative use by third parties of our primary offering, our SuperAntibody Technology.  We anticipate that, at least until our technology has obtained acceptance and validation in the biotechnology industry, the majority of any prospective revenue will be dependant upon the success of any products developed by third parties using our technology under existing or prospective collaborative arrangements.

There are currently no pharmaceutical products in use or development that use our SuperAntibody Technology.  The success of our SuperAntibody Technology and therefore our ability to earn licensing and other revenue from its use will be dependant largely on the future success of prospective products which may be developed based upon it, particularly before our technology has gained general industry acceptance.  Until such time, we will be largely dependant upon the success of our collaborative partners (or, if we in the future undertake direct product development, on our own efforts) in developing products or prospective products that use our technology.  Accordingly, we will be subject to the various risks relating to the biotechnology industry in general, as outlined in this section.

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

The pre-clinical studies and clinical trials of any product incorporating SuperAntibody Technology which may be developed by us and our collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, principally by the FDA in the United States, by the TPD in Canada and by other similar agencies in other countries.  Our products incorporating SuperAntibody Technology that are developed by us or others, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

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

The biotechnology industry is intensely competitive and involves a high degree of risk.  Our market sector in the biotechnology industry is monoclonal antibodies, which, as a technological approach, accounts for more pending and product approvals than any other sector of the biotechnology industry.  At present, our primary potential competitors are companies that seek to improve therapeutic efficacy of prospective products by conjugating toxins, drugs or isotopes to antibodies.  We believe we may currently have a technical advantage over these competitors since our technology involves a simpler method of conjugation and does not employ toxic agents, which typically require long developmental timeframes.  However, we compete with other companies that have far greater experience and financial, research and technical resources than us.

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

We currently have no products or product candidates other than our SuperAntibody Technology and there are no existing or prospective products which incorporate our technology.  Once our collaborators or we ourselves develop a marketable product incorporating SuperAntibody Technology, in addition to the foregoing, our collaborators or we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.  An inability to successfully compete by our collaborators or, if we undertake direct product development, by us, could lead to us having limited prospects for establishing market share or generating revenues from our technology.  See Item 4B.  “History and Development of our Company – Our Competition”

We rely on proprietary technology, the protection of which can be unpredictable and costly.  If we cannot protect our technology, companies with greater resources than us may be able to use our technology to make products that directly compete with ours.  Additionally, third parties claiming that we infringe on their proprietary rights may be able to prevent us from marketing our technology or our collaborators from marketing any potential products using our technology or force us to enter into license agreements to do so.  Both situations may negatively impact our ability to generate revenues, cash flows and earnings.

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

The market price for our common shares as reported by the TSX Venture Exchange have fluctuated from $0.23 to $0.59 during the twelve month period ended June 30, 2006, $0.22 to $0.80 during the twelve month period ended June 30, 2005, from $0.18 to $0.68 during the twelve month period ended June 30, 2004, from $0.25 to $0.49 during the twelve month period ended June 30, 2003, from $0.18 to $0.38 during the six month period ended December 31, 2003, and from $0.43 to $0.72 from July 1, 2006 to the date of this Annual Report.  Prior to June 27, 2003, the date we acquired InNexus Inc., we were engaged in the mineral exploration business and the historical price of our common shares may not be indicative of future stock prices.  Market prices for securities of biotechnology companies generally are highly volatile.  Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights by us or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concern over the safety of biotechnological products, future sales of our common shares or our shareholders and other factors could have a significant effect on the market price of our common shares.

We have reserved 51,843,047 common shares for future issuance, which, if issued, may cause dilution in the value of currently issued and outstanding shares.

As of October 12, 2006, we have reserved:

•

6,917,188 Common Shares for issuance on the conversion of the Exchangeable Preferred Shares

•

10,764,000 Common Shares for issuance on the conversion of the Convertible Preferred Shares

•

4,285,000 Common Shares for issuance on the exercise of incentive stock options

•

14,224,000 Common Shares for issuance upon the exercise of outstanding warrants

•

7,624,056 Common Shares for issuance upon the exercise of prepaid warrants (1)

•

7,851,025 Common Shares for issuance on the conversion of warrants (1)

•

177,778 Common Shares for issuance on the conversion of warrants (1)

(1) August 25, 2006 private placement, see note 10 to the consolidated financial statements included herein.

If such Exchangeable Preferred Shares, Convertible Preferred Shares, incentive stock options, outstanding warrants, prepaid warrants and warrants were fully converted or exercised, the common shares issued on the aggregate conversion would constitute 63% of the then total of our share capital, which would then be 82,514,730 common shares outstanding.  The conversion of the Exchangeable Preferred Shares, Convertible Preferred Shares, incentive stock options, outstanding warrants, prepaid warrants and warrants and the subsequent resale of the common shares so issued in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.

We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6B.  “Compensation – Incentive Stock Options”

Currency exchange rate fluctuations could adversely affect our operation.

Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States dollars.  Fluctuations in foreign currency exchange rates may affect our results of operations, which in turn may adversely affect reported financial figures, and the comparability of period-to-period results of operations.  We are not undertaking any foreign currency hedging strategies at this time.

We are a foreign corporation and some of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of British Columbia, Canada.  Some of our directors, officers and experts are residents of Canada, and substantially all of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities provisions of the securities laws of the United States or any state thereof.  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends.

We do not have any intention of paying cash dividends in the foreseeable future.  In particular, there can be no assurance that our Board of Director’s will ever declare cash dividends, which action is completely within their discretion.

We believe we were a passive foreign investment company during fiscal 2006, which may have a material affect on U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during fiscal 2006, which may have a material affect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  See Item 10. “Taxation – United States Federal Income Tax Consequences.”

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.”  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the year ended June 30, 2006 ranged between $0.23 and $0.59 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

ITEM 4. INFORMATION ON THE COMPANY

A.

History and Development of our Company.

We were incorporated as Cusil Venture Corporation on September 5, 1997 under the predecessor to the Business Corporations Act of British Columbia.  On or about June 27, 2003, we completed the acquisition of InNexus Inc., a Washington corporation incorporated on July 17, 1997.  InNexus Inc. is a biotechnology company engaged in research and development of the next generation of monoclonal antibodies.

From the date of our incorporation on September 5, 1997 until our acquisition of InNexus, Inc., we were a junior exploration stage company, which engaged in the acquisition and exploration of natural resource properties.  During this time, we did not generate any revenues from operations.  Subsequent to our acquisition of InNexus Inc., we allowed all our mineral claims to lapse and there are no continuing liabilities on any of these properties.

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

Our registered office is 2760 – 200 Granville Street, Vancouver, British Columbia, Canada.  Our executive office is located at 13208 East Shea Boulevard, Suite 200, The Mayo Clinic MCCRB Building, Scottsdale, AZ 85259.  Our telephone number is 1-(877) 990-8382.

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

Researchers have found that there are thousands of naturally occurring antibodies or ones artificially induced by immunization with antigen, which target wide variety of antigens and potentially a wide variety of potential medical uses.  Researchers also developed methods of manufacturing a large supply of engineered forms of antibodies, termed “monoclonal” antibodies (MAb).    Researchers have found that some of these antibodies have useful targeting and therapeutic characteristics in their natural form but most could only target, not treat.  In other instances, such natural, unmodified forms of antibodies have had to be combined or “conjugated” with another, toxic substance, to allow them to be useful for therapy.

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

In spite of the present and anticipated future commercial importance of MAb-based pharmaceuticals, there are still a number of significant limitations to the growth of this area.  Most of the existing and pending MAb products are naked or “unconjugated” monoclonal antibodies, which have naturally occurring usefully targeting and therapeutic characteristics.  This group of MAb’s is relatively rare.  In most cases, although antibodies have the ability to effectively target almost any type of diseased cells, their targeting is often not medically useful.  In effect, most MAb’s “target, but do not treat”.  As a result, although researches have now identified and described thousands of antibodies, many of which bind to medically useful target antigens, very few have therapeutic application, and therefore product potential, in their natural state.  This fact is giving rise to the development of the next generation of antibodies through application of antibody modification technology, such as our “SuperAntibody Technology”.

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

We believe that our current working capital resources will be sufficient to fund operations as currently anticipated until October 31, 2007, and we will require additional funds on an ongoing basis until we are able to establish adequate revenue from our proposed collaborative arrangements, if any.  We currently do not have any potential products utilizing our SuperAntibody Technology platform.  Accordingly, unless we are able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we enter into such as corporate collaboration or licensing arrangements.

Plan of Operation

We are currently focused on finalizing licensing arrangements with a number of prospective industry partners as well as developing our own SuperAntibody for potential clinical development.   To achieve this goal, we have budgeted $3,900,000 to be spent on research and administration for the fiscal year ended June 30, 2007.   This amount is comprised of a budget of $845,000 for research activities on SAT versions of antibodies, $525,000 for new lab equipment, furniture and fixtures, $320,000 for business development, $135,000 for investor relations and $2,075,000 for all other activities, including general and administrative expenses.  Having completed private placements of $505,000 in September 2005, $2,750,000 in October 2005 and $5,435,325 in August 2006, we believe we have sufficient funds on hand to satisfy these funding requirements to June 30, 2007 and through approximately October 31, 2007, in the absence of any additional equity funding or licensing revenue.

Business Strategy

Unlike a traditional biotechnology company which focuses on research, development and eventual sale of a pharmaceutical product, we are currently in the business of offering other biotechnology companies use of our technology platform – our SuperAntibody Technology – to help them in developing or improving their own antibody based products or prospective products.

Our technology has not yet been used in any generally recognized commercial applications, and therefore lacks validation and general industry acceptance.  We have considered four strategies with respect to our SuperAntibody Technology.

One strategy open to us would be to seek to develop our own lead product using our technology.  If we were successful, we would both obtain the benefits of the product and also obtain validation for our technology itself, and therefore be able to demand significant royalties or other payments, both in advance and after product approval and sale, for use of our technology.  This strategy has been used by other companies, but carries with it the risk that if the lead product is not successful, the technology itself will be rejected by potential industry users.  In addition, development of a pharmaceutical product, particularly once a prospective product proceeds to clinical trials, is by its very nature extremely costly and time consuming.  For example, in January of 2005, we entered into a co-development arrangement for our TransMab Antibody Technology with Epitomics Inc. of Burlingame, California.  Under the terms of the agreement, Epitomics was to supply humanized antibodies for certain intracellular targets that had been identified by the parties.  We were then to modify these antibodies for intracellular delivery using our TransMab Technology.  We planed to then jointly move the lead therapeutic candidate(s) through clinical trials phase II, before licensing to a commercialization partner.  Unfortunately, this agreement was terminated December 1, 2005 due to the failure of an Epitomics antibody to recognize a target.  This result is an example of the risks associated with our business, however Epitomics desires to work further with us and we are hopeful that their development and research program will produce a positive result.

We do not currently have sufficient financial resources or research and development infrastructure to develop pharmaceutical products on our own and are not currently able to fund and manage a product through clinical trials.

A second strategy could simply be to license our technology in exchange for cash royalties.  Since our technology is not yet generally accepted by industry, this approach would require us to accept a significant discount in the amount and a delay in the timing of any license fees that we might otherwise expect to receive if our technology was better accepted.  Validation of our technology would be heavily dependant upon the success of our licensee’s product, which is not within our control.  Also, we would not expect to obtain significant industry validation until development of a product using our technology had significantly advanced, likely to at least the stage of Phase II clinical trials, the timing of which would also be out of our control.

At third strategy could be to enter into full corporate partnerships, where we and our corporate partner would both contribute technology (us contributing our SuperAntibody Technology and related expertise, and our corporate partner contributing a prospective antibody product) and financial and other resources to the development of a new jointly owned SAT modified antibody product.  We anticipate this strategy would allow us to broaden the scope of prospective users who would be prepared to consider our technology and would also enable us to better control the quality of prospective products associated with our technology and the timeframe during which they are developed.  This would also increase the likelihood of and the speed with which we obtain validation of our technology.  However, as with the other strategies listed above, we do not currently have sufficient capital to cover our cost of a full corporate partnership nor do we currently have the research and development capacity to contribute fully to a joint development project.

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

We have agreements with Affimed Therapeutics AG, Corixa Corporation (NASDAQ:CRXA), EvoGenix Limited (ESX: AGX), BioInvent International (SAX: BINV) and Protokinetix, Inc. (OTCBB: PKTK) and, although we have yet to produce a product that has commercial revenue potential, we anticipate we will be able to negotiate such agreements on the basis that we will not initially be required to conduct any extensive research and development, other than initial conjugation of our collaborator’s antibody using SAT, and our collaborator will cover most of the cost, at least initially, of research and development of the SAT enhanced prospective product.

We anticipate revenue under such arrangements will be primarily in the form of either back-end licensing fees or in revenue earned from product sales if we agree on some joint ownership of the end product.  We anticipate, in the latter case, that we will be required to provide a portion of funding at some stage of development, failing which our ownership interest will be diluted, but anticipate that we will be able to have obtained sufficient validation of SuperAntibody Technology through the process to allow us to secure additional equity funding to permit such contributions or, if we are unable to secure such funds, we will be limited to receiving deferred back-end licensing fees on some reduced basis.

The foregoing is part of our strategic approach, not a prediction of success.  Although we consider this approach to be reasonable, we cannot make any assurances as to whether we will be able to negotiate agreements on this or any other basis and we cannot make any assurances as to whether any agreements will produce significant revenue or gross profit.

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

We acquired all other patent and rights to SuperAntibody Technology not already transferred to InNexus Inc. under the terms of an agreement among InNexus Inc., ImmPheron Inc. and us dated February 27, 2002, in consideration of 2,500,000 Exchangeable Preferred Shares at a deemed price of $0.38 per share for a value of $950,000 (exchangeable for an equal number of our Common Shares) and the payment of US$170,000.  InNexus Biotechnology International Limited, our Barbados subsidiary, now holds all rights to SuperAntibody Technology.  In October 2004, we acquired the rights to specific antibodies for the treatment of coronary heart disease and chronic viral diseases from ImmPheron.  Consideration for the acquisition was comprised of the issuance to ImmPheron of 500,000 Exchangeable Preferred Shares, the payment of US$50,000, a royalty of 3% on net sales of any products developed by us using the antibodies and payment of 10% of all consideration received by us from which third party licenses of super antibody version of the antibodies.  We also have the option under the terms of our agreement with ImmPheron, subject to the approval of ImmPheron’s minority shareholders, our shareholders and regulatory authorities, to acquire all of the outstanding shares and shareholders’ loans of ImmPheron in consideration of the issuance of that number of our Common Shares which is equal to the fair market value of the remaining assets of ImmPheron, as agreed to by the parties or determined by independent valuation.  The option has expired on December 31, 2004.  We are in negotiation with ImmPheron for an extension to the option.

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

We plan to market our SuperAntibody Technology to the pharmaceutical community by directly contacting potential collaborative partners.  Currently, our officers engage in marketing activities under the direction of Gail Thurston, a director and officer, and Jeff Morhet, our President and Chief Executive Officer.  Our goal is to contact decision makers in companies working on therapeutic antibodies and presenting them with information on the potential benefits of our SuperAntibody Technology.  The intent of this program is introduce and increase awareness of SuperAntibody Technology over the long term so that companies, as they enter into strategic planning discussions for their own product applications, will consider the use of our SuperAntibody Technology.

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

Our Collaborative Arrangements

Protokinetix, Inc.:  On August 18, 2003, we announced that we had granted a license to Protokinetix, Inc. (OTCBB: PKTX) of Vancouver, B.C. for the use of our SuperAntibody Technology with up to 3 antibodies.  The SuperAntibody Technology will initially be used with antibodies to the RECAF receptor.  Under the terms of this agreement, Protokinetix, Inc. issued us 1.6 million of its restricted shares and agreed to pay us a cash licensing fee of US$60,000, ongoing fees and payment towards research and development costs for the development of monoclonal antibodies utilizing SuperAntibody Technology, as well as cash payments on the achievement of certain milestones.  Based on the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement, we recognized $266,666 as revenue.  On May 2, 2005, these shares were sold for $313,794 (US$250,000), resulting in a gain on sale of this investment of $47,128 (see “Sale of Shares of Protokinetix”). With Protokinetix, we have been paid for the right for Protokinetix to use our SuperAntibody Technology to modify antibodies of its choosing, and are obligated to pay for any such work done on its behalf.  Protokinetix has not yet identified any antibodies that they would like to modify using our SuperAntibody Technology.  We will also receive a royalty on the gross sales of any products developed by Protokinetix, Inc. using SuperAntibody Technology.  If Protokinetix becomes insolvent or fails to make payments under this agreement when due, we may terminate this agreement after providing them with 30 days prior written notice.

Corixa Corporation:  We entered into a research and development agreement and a license agreement with Corixa Corp. (NASDAQ:CRXA) of Seattle, WA in September of 2003.  The research and development agreement would allow both parties to perform a collaborative study to evaluate the feasibility and potential for SuperAntibody Technology to be used with certain of the proprietary monoclonal antibodies and monoclonal antibodies under development by Corixa.  As part of the agreement, we granted Corixa an exclusive option with respect to each monoclonal antibody (“MAb”) evaluated and certain exclusive worldwide licenses.  We have agreed not to contact or collaborate with other companies for the use of the SuperAntibody Technology with any antibodies evaluated.  The option for each MAb shall continue for 18 months after initiation of studies with such MAb.  Corixa may terminate this agreement after providing us with 15 days prior written notice in the event that we have not furnished to Corixa the study reports as anticipated under the agreement.  Currently, the first mAb in the agreement has been converted to a SuperAntibody and tested in their laboratories; Corixa has decided not to further develop it at this time due to a change of focus by its parent company.  It is anticipated that a large number of the antibodies will be evaluated under the research and development agreement but with only a limited number having the license triggered.  The collaboration has not resulted in an antibody for which Corixa has moved forward and therefore there are no annual fees due at this time.

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

Affimed Therapeutics AG: In April of 2006, we entered into a collaboration agreement with Affimed Therapeutics AG.  Under the terms of the agreement, the companies will complete feasibility studies at a total cost of US$60,000, to be shared equally between the companies, and we will have a right to license one of Affimed’s antibodies while Affimed will have the right to license SuperAntibody technology for one antibody.  The exercises of such rights are expected to trigger payments in the form of licensing fees, milestone payments and sales royalties.  The agreement will expire on the expiration of the license option period arising after completion of the feasibility studies, however either party may terminate this agreement on 30 days notice.   Any Intellectual Property created by the collaborators is to be jointly owned by the collaborators.

EvoGenix Limited: In October 2006, we entered into a collaboration agreement with EvoGenix (ASX:EGX) to evaluate the use of InNexus’ SuperAntibody Technology in combination with an antibody for the treatment of certain viral infections.   We will, at our own expense, conjugate the antibody provided by EvoGenix with our technology and tests will be performed on the combined materials by both parties.  Any Intellectual Property created by the collaborators is to be jointly owned by the collaborators.  The agreement is for a term of 12 months and may be terminated at anytime by either party with written notice.

BioInvent International AB:  In September of 2006, we entered into an agreement with BioInvent (SAX:BINV) for the provision of InNexus SuperAntibody Technology with a BioInvent therapeutic antibody, targeting cancer.  Under the agreement the parties will perform collaborative R&D aimed at a single target.  Any Intellectual Property that may be created will be the sole property of BioInvent, however such creation will trigger the creation of a license agreement to the benefit of InNexus, the details of which have not been disclosed.  The agreement may be terminated at any time by mutual agreement and otherwise terminates upon completion of the work plan or successful completion of a license agreement.

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
InNexus Inc. 100% (Washington)

North Bioscience Inc. 100% (British Columbia, Canada)

B.

Property, Plants and Equipment.

We do not own any real property.  Our offices are located in the Scottsdale area at 13208 East Shea Boulevard, Suite 200, the Mayo Clinic MCCRB Building, Scottsdale, AZ 85259 and at Suite 2760 – 200 Granville Street in Vancouver, British Columbia, Canada V6C 1S4.  Our premises in Scottsdale, Arizona consist of approximately 16,909 square feet, with 5,024 square feet of office space and the balance being laboratory and laboratory support space.  Our lease is for a period of ten years commencing June of 2006.  The base rent for our Scottsdale location is US$46,725 per month.  Our Vancouver premises are provided as part of our corporate identity package agreement with Coastal Advisory Group Inc. at a cost of $850 per month, and the agreement can be terminated on 30 days notice, without further obligation.  We will employ our senior management and provide project management capabilities through these locations.  Research and development is being carried out at ImmPheron laboratories in Lexington, Kentucky on a contract basis.

We currently have contracts with 12 people and will also contract other consultants and carry out additional research through or with corporate partners through various locations in North America.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP, and are stated in Canadian dollars, being the foreign currency our financial statements are denominated in, see “Currency and Exchange Rates”.

You should read the following discussion in conjunction with our financial statements and the notes thereto referenced in this report under Item 17, including our audited consolidated financial statements for the years ended June 30, 2006, 2005 and 2004, and for the period from incorporation on July 20, 1997 to June 30, 2006.

Note 11 to our audited consolidated financial statements is an explanation and reconciliation of all material differences between Canadian GAAP and US GAAP, as they pertain to our financial statements, in accordance with Item 17 of Form 20-F.

Management’s discussion and analysis is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results will differ and could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described under "Key Information" and elsewhere in this Annual Report.  We disclaim any obligation to update information contained in any forward-looking statements. Please see “Special Note Regarding  Forward Looking Statements”.

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

Following this strategy, we hope to enter into collaborative research and development agreements with biotechnology companies such as our recent agreements with Corixa Corporation and Affimed Therapeutics AG whereby we intend to assist them in improving the therapeutic potency and other features of their existing monoclonal antibodies through use of our SuperAntibody Technologies.

We believe our SuperAntibody Technologies may offer a number of potential biotechnology collaborative partners a number of significant potential advantages in the development and commercialization of antibody based products, including, improving the effectiveness of a potential product, changing certain characteristics which would prevent commercialization of a prospective product, offering new applications for existing products, and, in some cases, enhanced or extended patent protection.  We anticipate these agreements will typically provide for a collaborative research and development program, conducted at the expense of and using staff and facilities either owned or funded, in whole or in part, by our collaborative partner (or, alternatively facilities operated by third parties on a contract basis), with our participation on a fee for service basis.  In accordance with this strategy, we have leased laboratory space in Arizona that will be made available to our collaborative partners, hopefully providing us with cost recovery with respect to that space.

As a result of this approach, we expect that we will not be required to make the large capital investments in research and development staff and facilities, which a traditional biotechnology company must incur to commercialize and sell a pharmaceutical product.  Instead, our primary expenditures will be focused on identifying and securing prospective collaborative partners and on raising the profile and acceptance of SuperAntibody Technology.  Our cash requirements and prospective revenue will be largely governed by our ability to locate collaborative partners and negotiate agreements to license our SuperAntibody Technologies on favorable terms.

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

We have recently completed our work on the initial antibody under the R&D and Licensing Agreement with Corixa and the results demonstrated, with the first antibody under evaluation, that SuperAntibody Technology could significantly increase the ability to induce apoptosis or cell suicide of cancer cells compared to the original, parental antibody.  If favorable results are obtained for our SuperAntibody Technologies in connection with more antibodies, we anticipate it will be much easier for us to secure other collaborative partners, which will in turn increase our potential revenue from licensing and research management fees.  To date, we have not received any such revenue other than the proceeds from the restricted shares of Protokinetix, Inc. (see Item 4 B. “Business Overview – Our Collaborative Agreements”).

We may also, where funding allows, as a secondary strategy, acquire rights to antibodies, which we will then conjugate as “Super Antibodies” using our SuperAntibody Technology to concurrently develop additional products and technologies.  We do not have sufficient capital and other resources to independently develop and commercialize a monoclonal antibody based product at this time, and will need to raise additional capital to fund our internal research and development efforts if we choose to pursue this strategy.

We have entered into an agreement, with Immune Networks Ltd. (“IMM”), which provided for a sub-license of the 1F7 antibody.  IMM is currently in default of its agreement and consequently we may not have the license rights to 1F7 which our agreement with IMM provides for.  Since we do not intend to actively pursue the direct independent development of SuperAntibody Technologies enhanced antibodies at this time, we do not anticipate this default will significantly affect our current operations.

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

We do not presently own any research facilities and all research and development work has been performed under contract or in research facilities owned by our collaborative partners. We anticipate some of our partners will work in our laboratory space in Arizona.  If we are not able to secure collaborative partners with suitable antibody products and the resources necessary to fund a collaborative research and development program of a SuperAntibody Technologies enhanced antibody product, or if we in the future discover or are offered the rights to an antibody which may have attractive potential uses, but for which we are not able to find a suitable partner for collaborative product development, we may have to re-evaluate our strategy and, at that time, determine whether we ought to enter into direct research and development of SuperAntibody Technologies enhanced anti-body products.  This would require extensive investment in research and development staff and facilities which is beyond our current resources and which we may not be able to obtain funding for at that time.

Significant Accounting Estimates

We have adopted a number of accounting policies which require the making of a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the enclosed audited consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.

In addition, there are a number of factors which may indicate our historical financial results will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Effect of Acquisition of InNexus

On December 5, 2001, we entered into a share exchange agreement pursuant to which we agreed to acquire, by way of exchange of shares of all of the issued shares and convertible notes of InNexus Inc. (the “Share Exchange”).    On June 27, 2003, we completed the Share Exchange and subsequently changed our name to InNexus Biotechnology Inc.  For purposes of financial reporting, the Share Exchange has been reported in accordance with accounting principles applicable to a reverse takeover, which results in the following:

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

Revenue Recognition

Revenue to date has primarily been derived from interest on money held on deposit and from licensing fees (which are comprised of initial upfront fees) and research and development collaboration payments from collaborative licensing arrangements.  Initial fees received which require our ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with our strategic partners.  Research and development funding generally compensates us for non-clinical and clinical expenses related to the collaborative development programs for certain of our jointly developed product candidates and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

For the financial year ended June 30, 2005, we realized a gain on sale of an investment of $47,128.  This gain was brought about by the sale of the 1.6 million shares of Protokinetix, Inc. that we received in payment of a licensing fee, for which we recognized $266,666 as revenue, for the sum of $313,794 (US$250,000).

Sale of Shares of Protokinetix

During our fiscal year ended June 30, 2005, we sold 1,600,000 shares of ProtoKinetix, Inc., a US Bulletin board listed company (OTCBB: PKTX) of Vancouver, B.C (“ProtoKinetix”), held by our US subsidiary (“InNexus US”), for a gain on sale of CDN$47,128.

These shares were issued under the terms of a development and license agreement between InNexus US and Beglend Corporation SA dated January 7, 2002 (the “License Agreement”) which was later assigned to a predecessor of Protokinetix, which issued the shares (the “ProtoKinetix Shares”) on or about October 30, 2003.  Under the terms of the License Agreement, we licensed certain rights to our SAT technology platform to Protokinetix for use in conjunction with up to three antibodies.  Since the Protokinetix Shares were issued in consideration of license rights, we treated the value of the shares as income and recognized $266,666 as revenue, based on the trading price of Protokinetix’s shares on the OTC Bulletin Board at the time.

In accordance with the terms of the License Agreement, the ProtoKinetix Shares were affixed with a restrictive legend, reflecting resale restrictions applicable under US Securities law, which are set out in Rule 144 (“Rule 144”) promulgated by the US Securities and Exchange Commission (“SEC”).  These rules, offered us a ‘safe harbour’ for the resale of the ProtoKinetix Shares subject to fulfillment of certain conditions.  These conditions included holding the shares for a 1 year “hold period” (§230.144(d)(1)), certain restrictions on the number of shares sold based on prior Protokinetix trading volumes and the number of its outstanding shares (the “Trading Volume Conditions”), and a requirement that ProtoKinetix meet certain ‘current public information’ requirements in §230.144 (c) at the time of sale (the “Public Information Requirements”).  In addition, since the certificate representing the ProtoKinetix shares was affixed with a restrictive legend reflecting Rule 144 resale restrictions, we were unable to sell any of the ProtoKinetix Shares as unrestricted shares without first removing the legend.

The hold period expired on or about October 30, 2004, which allowed us to resell the ProtoKinetix Shares under the Rule 144 ‘safe harbour’ provided we could meet the foregoing conditions.  We concluded that it would be legally entitled to do so and, in early 2005, decided to try to sell some or all of the shares in the public market.  This required removal of the restrictive legend on the share certificates which, in turn, required us to obtain a legal opinion acceptable to ProtoKinetix to the effect that all of the Rule 144 requirements had been met. Between late February and early April, 2005, we attempted to have the restrictive legend on the ProtoKinetix Shares removed, but were unsuccessful.  Around this time, Protokinetix introduced a prospective purchaser to us who indicated it would be prepared to purchase the shares as restricted securities, without removal of the Legend.  Negotiations ensued which eventually resulted in an agreement dated April 20, 2005 which provided for the private purchase and sale of all of the ProtoKinetix Shares, as restricted shares, for the sum of US$0.15625 per share or US$250,000 in total (the “Private Sale”).

The trading price of ProtoKinetix shares on or about April 20, 2005 was approximately US$0.71 per share – substantially higher than the purchase price realized under the Private Sale agreement.  Our management considered this disparity in price and concluded that, in light of all the circumstances, and in particular, the requirements for public sale of the shares relying on Rule 144, the Private Sale was reasonable in all of the circumstances.  Although, in our view, we were legally entitled to sell all or a portion of the ProtoKinetix Shares under Rule 144, our management concluded that we faced a number of practical obstacles to realizing full market price for our ProtoKinetix Shares.  In particular, because of the Rule 144 Trading Volume Conditions, we concluded that it would take in excess of 8 months to sell all the ProtoKinetix shares, assuming ProtoKinetix’s trading volumes continued at the same levels, and assuming we were in fact able to sell without adversely affecting prices and volumes.  Our management concluded that, given ProtoKinetix’s financial position and stage of development, there could be no assurance that its underlying business would continue to support its then prevailing share prices throughout that period.  In addition, for us to rely on Rule 144, ProtoKinetix also had to be able to meet the Public Information Requirements at the time of sale.  Our management concluded there could be no assurance that this would be the case for any future sales.  In addition, our management concluded that, regardless of our view as to our lawful entitlement to sell under Rule 144, it was necessary as a practical matter to have the restrictive legend removed from the ProtoKinetix Shares in order to sell them publicly, something we had not been successful in doing after several months of trying. Our management concluded that, although they might be able to force removal of the legend through legal action, such action would require us to incur significant time and expense.  In addition, we were experiencing serious cash constraints at that time and did not have any immediate prospects for raising additional equity capital.  Our management concluded that it would be necessary for us to sell our ProtoKinetix Shares quickly in order to fund our immediate cash requirements.  After considering these cash constraints, our management concluded that, even if the potential eventual recovery from the sale of the ProtoKinetix Shares could justify the additional time and expense of the necessary legal action, which was not a certainty due to the associated risks, we still could not afford the delays and cost inherent in pursuing legal action, regardless of the possible outcome.

In light of the foregoing, we concluded that the Private Sale was reasonable and in the best interests of the Company, in all the relevant circumstances.  Accordingly, we entered into the purchase and sale and closed the transaction on or about May 2, 2005.

Recording of Sale of ProtoKinetix shares

This transaction is presented differently in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) than it is when presented in accordance with United States generally accepted accounting principles (“United States GAAP”).  An explanation of the difference is contained in Note 11 of the InNexus June 30, 2006 audited financial statements.

After expiry of the Rule 144 one year hold period on the ProtoKinetix Shares in October, 2004, we took the position that the primary requirement for resale of its shares under Rule 144 had been met and it should be entitled to legally resell all or a portion of the shares.  Based on this understanding we reported in the notes to our Annual Financial Statements for the year ended June 30, 2005 (“2005 Financial Statements”), that the ProtoKinetix Shares were “restricted from trading under US securities rules until October 2004” (Note 5 – “Investment”) and were “valued at the trading price of the shares at the time of the announcement, being US$0.12 per share, for a total of CDN$266,666.”

In accordance with Canadian GAAP the investment was presented at original cost (CDN$266,666), that original cost amount remained on the balance sheet until the date of the sale of the investment and then, at the date of the sale of the investment, the sale amount was CDN$47,128 greater than the original cost, which was reported on the June 30, 2005 Consolidated Statements of Operations and Deficit as a “Gain on sale of investment” of CDN$47,128.

In accordance with United States GAAP, the investment was determined to be “available for sale” (Note 14(c) and therefore, rather than presenting the investment at its original cost, the investment would be presented at its cost plus the “unrealized holding gain”.  The result is an increase in the investment amount, in this case by CDN$1,654,005, due to an increase in the quoted market value of Protokinetix from the date of the original transaction until June 30, 2004.  When the shares were sold in May 2005, the actual sale amount was significantly less than the quoted market value as at June 30, 2004.  This decrease from the June 30, 2004 quoted market value to the May 2, 2005 sale amount resulted in an “unrealized holding loss” on the investment in the amount of CDN$1,654,005 leaving a gain from the sale of the investment at CDN$47,128.  The reader should note that the actual gain on the sale of the investment is the same for Canadian GAAP as it is for United States GAAP.

In light of the foregoing description of the circumstances respecting the sale of the ProtoKinetix Shares, it is clear now that Note 5 to the June 30, 2005 Financial Statements would have been more complete if, in addition to referring to the hold period under Rule 144 which was to expire in October 2004, it also referred to the “trading volume” and “public information” conditions describe above, and described the restrictions on our ability to sell the shares due to the existence of a restrictive legend, such legend being difficult for us to remove.

As a result in Note 14 of the June 30, 2005 financial statements the transaction as described in accordance with United States GAAP presents an unrealized holding gain of CDN$1,654,005 which was not realized and gives the potential appearance of volatility that may not have been a true representation of the market values of the investment at various points in time.  In fact, the amount of the gain on the sale of the investment is the same under Canadian GAAP and United States GAAP, however for United States GAAP purposes the method of presentation showed a volatility of the market value of the investment resulting first in an “unrealized holding gain” and then in an “unrealized holding loss”.

Going Concern Assumption

We are a development stage enterprise and have not yet commenced commercial operations.  Our financial statements have been prepared on the going concern basis, which presumes we will be able to realize our assets and discharge our liabilities in the normal course of operations for the foreseeable future.

We have a history of losses; and have not yet generated any revenues, other than interest revenue related to money held on deposit and proceeds from the sale of the shares of Protokinetix, Inc. (see “Sale of Shares of Protokinetix”). Our continuation as a going concern is uncertain and dependent on successfully bringing our technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain our operations, the outcome of which cannot be predicted at this time.

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

Amortization

Computer Hardware and Software and Laboratory Equipment are recorded at cost and amortization is provided on a straight-line basis at 30% and 20% per annum respectively, commencing from the time the asset is put in use.

Research costs are charged as an expense in the period in which they are incurred.  Development costs are charged as an expense in the period incurred unless a development project meets generally accepted criteria for deferral and amortization.  Once a development project meets the criteria for deferral and amortization, we defer further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold.  At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.  The costs of acquiring technology, trademarks, patents and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives.  The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to net recoverable amount when considered necessary.

The carrying value of technology rights does not necessarily reflect present or future values.  The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

Technology assets are treated differently under US GAAP.  See Note 11 to the June 30, 2006 consolidated financial statements for an explanation and reconciliation of the differences between Canadian and US GAAP for Technology assets.

Compensation

We have a stock option plan, which is described in note 7(f) to our Audited Financial Statements and was approved by the shareholders at an annual general meeting held on December 20, 2005.

Effective July 1, 2003, we adopted a new method to account for stock based compensation and other stock based payments.  Under the new standard, stock-based payments to employees and non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after July 1, 2003, are accounted for using the fair value based method.   Under the fair value method for stock-based compensation, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are periodically re-measured during the vesting period as the options are earned.  Any changes therein are recognized over the period and in the same manner as if we had paid cash instead of paying with or using equity instruments.  The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period.

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

Year ended June 30, 2006 compared to year ended June 30, 2005

During the year ended June 30, 2006, we incurred a loss of $2,932,875 as compared to a loss of $2,177,521 for the year ended June 30, 2005.  The significant changes during the current fiscal period compared to the year ended June 30, 2005 are as follows:

During fiscal 2006 we received interest income of $46,359 compared to interest of $4,401 during the same period a year prior.  The increase is due to the greater amount of invested cash following our October 25, 2005 private placement.

We incurred amortization expense of $187,645 (2005 $122,800) during the year ended June 30, 2006 comprised of amortization of technology rights of $115,312 (2005 $99,688) and office equipment of $72,333 (2005 $23,112), with technology rights acquired on June 27, 2003 being amortized on a straight-line basis over a five year period.

Bank charges and interest incurred during fiscal 2006 increased to $16,286 from the $1,424 incurred during fiscal 2005, of which $11,008 related to the 2005 Bridge Loan as described in note 7(e) to the June 30, 2006 consolidated financial statements included herein.

Consulting fees increased to $780,969 during fiscal 2006 as a result of increased expenditures for market making, investor relations services and business development consultants.  This compares to consulting fees of $653,974 incurred during the same period a year prior.

During fiscal 2006, we incurred legal and accounting fees of $357,359 for general corporate matters, financing matters, accounting and auditing.  This compares to legal and accounting expenses incurred during fiscal 2005 of $85,724.  The increase during the year is mostly due to the closing of two financings during and immediately after the fiscal year, the preparation of the 20F for 2005 late in calendar 2005 and the accrual of audit, Form 20-F and related accounting fees for 2006.

During the year ended June 30, 2006 we incurred management fees of $37,804, of which $16,000 was to a director of the Company.  This compares to the amount of  $111,067 paid in the previous year, of which $60,000 was paid to a private company controlled by a director of the company.   This agreement has been terminated effective November 4, 2005 without further obligation and we have hired Pacific Opportunity Capital, Ltd. to perform financial management services.  The agreement with Pacific Opportunity can be terminated with 30 days notice and no further obligation and amounts related to this agreement are included in “legal and accounting”.

During fiscal 2006, office and marketing expenses increased to $144,034 from the $115,146 incurred during fiscal 2005 due to the increased costs of being a public company, communicating with shareholders and marketing.

Research consulting fees of $152,422 were incurred to a related party during fiscal 2006 as compared to $144,216 being paid for these research services during the same period a year prior.   During fiscal 2006, research and consulting fees of $516,633 were paid to ImmPheron Inc. as compared to $456,077 being paid during fiscal 2005 due to expenses related to increased activity.  A total of $11,811 paid to others for research consulting during the current year as compared to $94,013 having been paid during fiscal 2005 for research and development work done by outside consultants.

Stock-based compensation expense of $211,036 was recorded during fiscal 2006 with respect to options that were granted to directors and consultants during the period.  This compares to stock-based compensation expense of $351,754 incurred during fiscal 2005.  During fiscal 2004 we changed our accounting policy for stock-based compensation to record the fair value of all options granted in accordance with revised guidance from the Canadian Institute of Chartered Accountants.

Telephone and internet expense increased to $83,143 during fiscal 2006 from the $33,559 incurred during fiscal 2005 due to increased levels of business development activity and greater expenditures on information technology during the current period.

Transfer agent and filing fee expense of $42,683 was incurred during the current fiscal year.  It was increased from $18,302 incurred during fiscal 2005.  Transfer agent and filing fees were greater for fiscal 2006 due to the private placements that were closed and or ongoing.

During fiscal 2006, we incurred a loss on foreign exchange of $86,829, compared to a gain on foreign exchange of $2,070 during the prior fiscal year.  Overall our loss for the year increased to $2,932,875 from $2,177,521 for the prior fiscal year.

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

We incurred amortization expense of $122,800 (2004 $54,100) during the year ended June 30, 2005 comprised of amortization of technology rights of $99,688 (2004 $52,816) and office equipment of $23,112 (2004 $1,284), with technology rights acquired on June 27, 2003 being amortized on a straight-line basis over a five year period.

Bank charges and interest incurred during fiscal 2005 was reduced to $1,424 from the $1,799 incurred during fiscal 2003.

Consulting fees increased to $509,758 during fiscal 2005 as a result of increased expenditures for web site development, market-making, investor relations services and business development consultants.  This compares to consulting fees of  $269,289 incurred during the same period a year prior.

During fiscal 2005, we incurred legal and accounting fees of $85,724 for general corporate matters, financing matters and preparation of the Form 20-F annual report.  This compares to legal and accounting expenses incurred during fiscal 2004 of $105,128 for general corporate matters and preparation of the Form 20-F registration statement filed on March 30, 2004.

During the year ended June 30, 2005 we incurred management fees of $111,067, of which $60,000 was paid to a private company controlled by a director and officer.  This compares to the same amount paid to the same director for similar services during fiscal 2004.  This agreement has been terminated effective November 4, 2005 without further obligation and we have hired Pacific Opportunity Company, Ltd. to perform financial management services.  The agreement with Pacific Opportunity can be terminated with 30 days notice and no further obligation.

During fiscal 2005, office and administration expenses increased to $115,146 from the $53,887 incurred during fiscal 2004 due to the increased costs of being a public company and communicating with shareholders.

Research consulting fees of $144,216 were incurred to a related party during fiscal 2005, compared to $105,980 being paid for these research services during the same period a year prior.   During fiscal 2005, research consulting fees of $456,077 were paid to ImmPheron Inc. as compared to $273,364 being paid during fiscal 2004.  A total of $94,013 paid to others for research consulting during the current year was comprised mainly of patent filing work, as compared to $46,325 having been paid during fiscal 2004 for research and development work done by outside consultants.

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

B.

Liquidity and Capital Resources

We are at an early stage of our development and, at present, have no material source of operating revenue, no lines of credit and no current sources of external liquidity.  Our ability to continue as a going concern is dependent upon our ability to earn revenue through corporate collaborations and licensing arrangements, raise equity capital or borrow to meet our working capital requirements ..  We will require substantial additional capital resources to further pursue our business strategy of licensing our technology to other biotechnology companies under collaborative research and development arrangements.  Until such time as we are able to realize licensing and/or management fees from such arrangements sufficient to fund our operations, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund operations as currently anticipated until October 31, 2007 and additional funds on an ongoing basis until we are able to establish adequate revenue from our proposed collaborative arrangements.  We do not expect to be able to commercialize our jointly developed product candidates or complete all of our current clinical studies during this period.  Accordingly, unless we are able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.

Cash Flow

Working Capital:  At June 30, 2006, we had current assets of $722,954 and current liabilities of $236,323, for working capital of $486,631.  This compares to current assets and current liabilities at June 30, 2005 of $133,369 and $143,364 respectively, for working capital deficiency of $9,995.

Current Assets: Current assets at June 30, 2006 were comprised of cash on hand of $593,410, prepaid expenses and accounts receivable of $123,672, due from related parties of $Nil and other receivables of $5,872.  At June 30, 2005, current assets were comprised of cash on hand of $92,455, prepaid expenses and accounts receivable of $14,790, due from related parties of $20,932 and other receivables of $5,192.

Short and Long-term debt  Current obligations at June 30, 2006 included accounts payable and accrued liabilities of $75,993, dividend payable of $160,329 and the amount due to ImmPheron Inc. (for the acquisition of SuperAntibody Technology) of $Nil.  This compares to current obligations at June 30, 2005, which included accounts payable and accrued liabilities of $62,594 and the amount due to ImmPheron Inc. (for the acquisition of SuperAntibody Technology) of $80,770.

Private Placements and Equity Offerings:

In September 2005, we completed a private placement of 2,020,000 units at $0.25 per unit for gross proceeds of $505,000, with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at $0.30 for a two year period.

In October 2005, we completed a private placement of 27,500 units at $100 per unit for gross proceeds of $2,750,000, with each unit consisting of 1 Series A convertible preferred share and 400 warrants.  Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years and will be convertible, at the option of the holder, for a period of five years into 400 common shares.  Each warrant will entitle the holder to purchase one additional common share at $0.25 for five years.

In August of 2006, we completed a private placement of 12,078,500 units at $0.45 per unit for gross proceeds of $5,435,325, with each unit comprising of one prepaid warrant which is convertible into one common share of the Company at no additional cost immediately following the closing of the placement and one 65% warrant.  Each full (65%) warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.50 for a period of two years.

We believe that funds currently on hand are sufficient to cover our operations until October 31, 2007, but we will require additional funds, which we anticipate obtaining from the sale of our securities, to sustain operations after that time.

As of October 31, 2006, we have 193,000 finders warrants exercisable at $0.45 until November 4, 2006, 51,000 share purchase warrants exercisable at $0.45 until March 21, 2007, 150,000 share purchase warrants exercisable at $0.67 until January 26, 2007, 150,000 share purchase warrants exercisable at $1.34 until January 26, 2007, 2,020,000 share purchase warrants exercisable at $0.30 until September 6, 2007, 11,000,000 share purchase warrants exercisable at $0.25 until October 7, 2010 and 660,000 finders warrants exercisable at $0.25 until October 7, 2010 outstanding and as a result of our August 25, 2006 private placement we have 7,624,056 prepaid warrants convertible into 7,624,056 common shares at no additional cost (the cost of the each unit was $0.45) and 12,078,500 65% share purchase warrants (7,851,025 full warrants) exercisable at $0.50 until August 25, 2008 and 177,778 share purchase finders warrants exercisable at $0.50 until August 25, 2008.

We have 250,000 incentive stock options exercisable at $0.55 until December 16, 2006, 200,000 incentive stock options exercisable at $0.40 until April 20, 2007, 865,000 incentive stock options exercisable at $0.25 until June 30, 2007, 325,000 incentive stock options exercisable at $0.35 until September 30, 2007, 150,000 incentive stock options exercisable at $0.30 per share until March 15, 2008, 80,000 incentive stock options exercisable at $0.30 until March 25, 2008, 200,000 incentive stock options exercisable at $0.30 until April 3, 2008, 100,000 incentive stock options exercisable at $0.45 until April 14, 2008, 100,000 incentive stock options exercisable at $0.35 until May 24, 2008, 300,000 incentive stock options exercisable at $0.37 until June 8, 2008, 160,000 incentive stock options exercisable at $0.29 until February 6, 2008 and 1,555,000 incentive stock options exercisable at $0.29 until February 6, 2011.

See Item 10. A “Share Capital”.  There is no assurance that we will be able to complete any additional private placements or that the existing warrant or option holders will exercise all or any portion of their warrants or options.  If we are not successful in securing such funds we will have to severely curtail or even suspend our anticipated operations after July 2007

Cash increased by $500,955 during the year ended June 30, 2006 compared to a decrease by $334,765 during the year ended June 30, 2005.

Anticipated Capital Requirements For Next 12 Months

We believe that funds currently on hand are sufficient to cover our operations until October 31, 2007, but we will require additional funds, which we anticipate obtaining from the sale of our securities, to sustain operations after that time.

Our anticipated cash requirements for the year are primarily comprised of the obligations listed under Section F “Tabular Disclosure of Contractual Obligations” and other operating expenses in the normal course of business, including consulting and management fees to officers for the 2007 fiscal year totaling $895,000 and annual R&D consulting fees of $845,000, including our CSO and our research and development contractor, ImmPheron Inc., to ensure the continued development and marketing of SuperAntibody Technology.  The amount budgeted for ImmPheron Inc. is based on the current collaboration agreements and internal R&D requirements; this amount may need to be increased to support any additional licensing initiatives that we may elect to undertake as a result of our marketing efforts.

We have also budgeted capital expenditures to acquire additional laboratory equipment, furniture and fixtures for our new Arizona location, totaling $525,000 prior to June 30, 2007 and we have budgeted $620,000 per annum for rent at that location.

We have budgeted $54,000 per annum for public company expenses, inclusive of transfer agent services, and filing fees and $135,000 per annum for investor relations services and shareholder communications. A further $120,000 has been budgeted annually for legal, accounting and audit services

We have budgeted $320,000 per annum for business development.

We have budgeted approximately $400,000 per annum for expenditures not listed above.

Long-term Capital Requirements

In order to fund our operations after October 31, 2007, we will require approximately $4,000,000 per annum, based on historic operating trends, current operating budgets, including current levels of revenues and staff and executives.

In the absence of significant licensing revenue or research and development funding support from our collaborative partners, we will need to secure additional equity funding to satisfy our expenditure requirements.

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

D.

Trend information.

We believe there is a well-established trend in the biotechnology industry toward the development of new pharmaceutical products based on monoclonal antibodies which, now represent the largest sector in the industry in terms of product approvals and pending approvals.  We expect this trend will continue and this sector will expand by up to ten times over the next decade.  We believe the biggest growth in the monoclonal antibody sector will be the creation of second-generation antibodies through the use of various antibody improvement technologies such as our SuperAntibody Technology.

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

E.

Off Balance Sheet Arrangements.

Since we do not currently have our own research and development staff and facilities, we are instead relying on third party contractors such as ImmPheron Inc.  In consideration for the use of their facilities, we have agreed to guarantee the lease that ImmPheron Inc. has entered into for the premises located at Lexington, Kentucky.  The lease is for a term of 5 years commencing December 1, 2004.  At anytime after December 1, 2007, ImmPheron Inc. may terminate the lease on 90 days written notice.  The rent for the first 12 months will be US$2,513.75 per month.  The rent for the following 12 months will be US$3,351.66 per month.  The rent will be US$4,189.58 per month for the remaining term of the lease.  If there is any default by ImmPheron under the lease, the landlord will first proceed against ImmPheron before it will pursue any right or remedy it may have under the lease against us.  The only other off-balance sheet arrangement we have is for office rent (see Item 4 “Information on the Company – Property, plants and equipment”).

F.

Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as of June 30, 2006, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:

Operating Lease Obligations (1)	$6,175,731	-	$1,779,449	$1,256,082	$3,140,200
Other Long-term Liabilities	-	-	-	-	-
Total Contractual Obligations and Commitments:	$6,175,731	-	$1,779,449	$1,256,082	$3,140,200

 (1)

Represents base office rent of US$46,725 per month.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

G.

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices as at October 31 , 2006.  All of our directors are residents of the United States, with the exception of Gail Thurston who is a resident of Canada.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Dr. Alton Charles Morgan 58 years old Seattle, Washington CSO and Director	President, InNexus, Inc. 1997 – present; Partner, Eagle International 1996 – present	June 30, 2003	June 30, 2003
Sybille Muller 59 years old Lexington, Kentucky Director	Vice-President, ImmPheron, Inc.; 1996 – present	N/A	March 31, 2005
E. Brinton Coxe 61 years old Greenwich, Connecticut Director	Chairman and President , E.B. Coxe & Co. LLC 1991 – present; Director, Offshore System International, 2004 – present	N/A	November 25, 2005
Gail Thurston, 46 years old North Vancouver, B.C., Canada VP Corporate Development and Director	Vice-President, InNexus, Inc., 1997–present; Partner, Eagle International, 1996 - present	June 30, 2003	June 30, 2003
Thomas Wharton 63 years old Vancouver, B.C., Canada Secretary	Self-employed management consultant	November 3, 2006	N/A
Dr. Dennis Fowler 60 years old Raleigh, North Carolina Senior VP and Chief Medical Officer	Chief Medical Officer and VP, INC Research Inc., 1998-2001; President Pharmaceutical Consultants Inc., 1997 –1998	June 30, 2003	N/A
Jeff Morhet 38 years old Phoenix, Arizona Director, Chairman, President, Chief Executive Officer

VP Operations, InNexus Biotechnology, Inc., November 2004 – present, Vice President and General Manager, Zila Biotechnology Inc., 2002 – 2004, Product Marketing Director, Integrated Physician Networks, 1999 - 2002

		November 26, 2004	N/A
Dr. Heinz Kohler 67 years old Lexington, Kentucky VP Research	VP Research, InNexus Biotechnology Inc., November 2005 – present, 1993 to present; Professor of Microbiology, University of Kentucky, Lexington, Kentucky	November 18, 2005	N/A
Wade Brooksby 60 years old Phoenix, Arizona Chief Financial Officer	CFO, InNexus Biotechnology Inc., March 2006 – present; Partner & CFO, Tatum CFO Partners, LLC, 2001 – present	March 3, 2006	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.  The names, positions and business experience of our senior officers are as follows:

Dr. A. Charles Morgan, Ph.D. (age 58), Director and Chief Scientific Officer – Dr. Charles Morgan, has held leadership positions in academia and government research.  Dr. Morgan, was instrumental in founding three publicly-traded, biotechnology companies, (NeoRx Corporation, Receptagen Corporation and InNexus Biotechnology Inc.) and has overseen integration of research and development, clinical development, GMP manufacturing, marketing and sales, and distribution functions for ethical and over the counter pharmaceuticals.  Dr. Morgan has also held leading positions at leading research organizations such as the Scripp’s Research Institute in La Jolla, CA, the National Cancer Institute in Frederick, MD, and is on the faculty at the University of Washington in Seattle, WA.  Dr. Morgan has over 100 peer-reviewed publications and is named as an inventor on over 60 patents and patent applications.

Dr. Morgan graduated from the University of Houston, Texas with a Master of Science degree in Biology in 1975 and earned his Ph.D. in Immunology from the Baylor College of Medicine in Houston in 1978.

Gail Thurston (age 46), Director and Vice President Corporate Development – Ms. Thurston has been responsible for overseeing and implementing the marketing of the SuperAntibody technology to the pharmaceutical community.  Ms. Thurston was formerly the Director of Corporate Communications from 1993 to 1996 for Receptagen Corp., a former TSE listed company that was involved in the biotechnology industry.  Ms. Thurston has performed corporate development and investor relations functions for a number of publicly traded companies as a consultant (Eagle International) over the last 5 years.  Ms. Thurston co-founded InNexus Inc. with Dr. Morgan in 1997.

Dr. Dennis Fowler, M.D., Ph.D. (age 60), Senior Vice President and Chief Medical Officer – Dr. Dennis Fowler, M.D., Ph.D., joined us in July, 2003 and has over 18 years experience in the pharmaceutical industry, working on diagnostics, pharmaceuticals and medical devices.  He has been responsible for creating and implementing clinical development programs, conducting Phase I-IV clinical trials, analyzing clinical trial results, preparing regulatory submissions to the FDA (CDRH, CBER, CDER) and providing medical support for marketing/sales.  Dr. Fowler has also been actively involved in device and drug in- and out-licensing and has also managed overseas clinical operations.  Dr. Fowler served as Director, Clinical Research and Development for Bristol-Myers-Squibb from 1991 to 1996.  He served as Vice-President, Clinical Research at Receptagen Corp. (December 1996- July 1997), Vice-President and Chief Medical Officer for INC Research, Inc. (July 1998 – June, 2001) and founder and Chief Operating Officer of Pharmaceutical Consultants Inc. (July 1997-present).  Dr. Fowler graduated from Rush Medical College, Chicago, Illinois (1984) with a PhD. in physiology and his MD in 1985.  He completed his residency training at the Mayo Clinic in Chicago, Illinois in 1998.

Sybille Muller (age 59), Director - Dr. Muller joined us in March of 2005 as a Director.  Prior to joining us and during this time, Dr. Muller is the Vice-President of ImmPheron, Inc., contributing to our development of SAT.  Dr. Muller and ImmPheron conduct research on our behalf on therapeutic and diagnostic applications of the SAT platform and head up our corporate planning program.  Dr. Muller is headquartered in our joint laboratory facility with ImmPheron located on the University of Kentucky Coldstream Research Campus.  Dr. Muller received her Masters and Ph.D. degree in cell biology at the Free University of Berlin in Germany.  She has held tenured positions at the Robert Koch-Institute in Berlin and at the Roswell Park Memorial Institute in Buffalo, New York.  She was a leading scientist at IDEC Pharmaceuticals (now BioGen IDEC) and held a staff position at the Sidney Kimmel Cancer Center in San Diego, California where she is credited as the inventor of the monoclonal antibody 1F7 for treatment of HIV.  From 1993 to 1996, Dr. Muller served as an associate professor in the Department of Medicine of the University of Kentucky, leaving to join ImmPheron in 1996.  Dr. Muller has published approximately 65 peer reviewed research articles in the fields of molecular biology, plant physiology and immunology.

Thomas Wharton (age 63), Secretary – Mr. Wharton became our Secretary in November of 2006.  Prior to that he has been a director of the Company since December, 2000.  Mr. Wharton has been a self-employed health care management consultant since 1990.  Prior to that, he served as the administrator for the Vancouver Stock Exchnage listed companies Conquistador Mines Ltd. from October, 1989 to May, 1997 and as administrator for Bradner Resources Ltd. and Gold Canyon Resources Ltd. from October, 1989 to August, 1993.  In July 2004, Mr. Wharton joined the board of Consolidated Global Cable Systems, Inc., a TSX-V listed company.  Prior to 1989, Mr. Wharton worked full time in the healthcare industry, having obtained a Master's Degree in Health Administration from the University of Ottawa in 1978.  He was appointed Assistant to the President of the Ottawa Civic Hospital from Fall, 1978 until October, 1980.  From November 1980 until June 1983 he served as Administrator of the Cariboo Memorial Hospital in Williams Lake, BC.  From June, 1983 until April, 1989 he worked as Director of the Peterson Rehabilitation Centre and Rehab Services for the Workers Compensation Board of BC.

Jeff Morhet (age 38), Director, Chairman, President, and Chief Executive Officer – Mr. Morhet graduated from Stephen F. Austin State University with a Bachelor of Business Administration in 1992 and joined Baxter Healthcare Corporation where he managed the sale of medical supplies, capital equipment and specialty surgery supplies for the Scientific Products Division. In 1996, Mr. Morhet joined AtraZeneka Corporation as Commercial Manager of a start-up unit charged with creating leadership in the gastro intestinal and cardiovascular disease market segment.

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

Heinz Kohler (age 67), Vice-President of Research – Dr. Kohler is the original inventor of SAT.  He was instrumental in the start-up phase of one of the most successful biotech companies, IDEC Pharmaceuticals, as the Director of Research and holds both an MD and Ph.D. degree.  He is world renowned in the development of monoclonal antibodies and has authored and contributed to over 200 peer reviewed publications and is listed as Inventor on numerous inventions and patents.  Dr. Kohler has previously held the roles of professor at the University of Chicago, the University of SUNY at Buffalo, the University of California San Diego and Director of Molecular Immunology at the Roswell Park Cancer Center.  He also helped to found ImmPheron Inc. which currently manages our Coldstream Research Laboratory.

E. Brinton Coxe (age 61), Director – Mr. Coxe joined us as a director in November of 2005.  He has more than 25 years of experience in the areas of corporate finance, mergers and acquisitions.  He is the Chairman of E.B. Coxe & Co., LLC, a Greenwich, CT company specializing in funding and managing small cap companies. He is also a strategic partner of SDS Capital Partners, LLC, which has approximately US$300 million under management.  Mr. Coxe provides senior advisory services to the fund in connection with transactions and financings.  Mr Coxe graduated from the St. Lawrence University with a Bachelor of Arts degree in economics in 1968 and a Special Graduate degree in physics from the Harvard University in 1971.

Wade Brooksby (age 60), Chief Financial Officer - Mr. Wade Brooksby was appointed as our Chief Financial Officer in March of 2006.  Mr. Brooksby has held senior management positions in various companies ranging in size from small closely held companies to multi-billion dollar Fortune 100 NYSE firms and has been involved in the development of licensing agreements of products and services in USA, Canada, Mexico, Australia, South Africa, England, Germany, France, Spain and the Netherlands.  Mr. Brooksby completed both his undergraduate and graduate studies in Accounting, Finance and Business Administration at Brigham Young University, located in Provo, Utah.

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

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Dr. Alton Charles Morgan Director and CSO	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$133,664 $77,908 $80,805	300,000 shares @ $0.29 per share 50,000 shares @ $0.35 per share 200,000 shares @ $0.25 per share (1)	Nil	Nil	Nil
Wade Brooksby Chief Financial Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$63,690 Nil Nil	150,000 shares @ $0.30 per share 150,000 shares @ $0.37 per share	Nil	Nil	Nil
Jeff Morhet Director, Chairman, President, CEO (from September 2006)	2006	Nil	Nil	$104,796	400,000 shares @ $0.29 per share 100,000 shares @ $0.25 per share 150,000 shares @ $0.55 per share	Nil	Nil	Nil
Gail Thurston, Director, VP Corporate Development	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$102,762 $71,776 $64,524	200,000 shares @ $0.29 per share 50,000 shares @ $0.35 per share 200,000 shares @ $0.25 per share (1)	Nil	Nil	Nil
Dr. Dennis Fowler Senior VP and Chief Medical Officer	2006 2005	Nil Nil	Nil Nil	$11,811 Nil	50,000 shares @ $0.29 per share 25,000 shares @ $0.40 per share (1)	Nil	Nil	Nil
Sybille Muller, Director	2006	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	80,000 shares @ $0.29 per share 40,000 shares @ $0.25 per share	Nil	Nil	Nil
Thomas Wharton, Secretary (2)	2006	Nil Nil Nil	Nil Nil Nil	$18,000 Nil Nil	50,000 shares @ $0.30 per share 70,000 shares @ $0.25 per share	Nil	Nil	Nil
E. Brinton Coxe, Director	2006	Nil Nil Nil	Nil Nil Nil	$26,068 Nil Nil	200,000 shares @ $0.29 per share	Nil	Nil	$283,024(3)
Dr. Heinz Kohler VP Research	2006	Nil	Nil	$58,233	200,000 shares @ $0.29 per share 30,000 shares @ $0.25 per share	Nil	Nil	Nil

(1) Options expiring June 30, 2007.

(2)  Mr. Wharton resigned from the Board as of October 30, 2006 and became our Secretary as of November 3, 2006.

(3) Subsequent to the end of the fiscal period, we paid this amount as a finders fee to a company owned or controlled by Mr. Coxe for his assistance in completing a private placement.  See Item 7, "B. Related Party Transactions".

Incentive Stock Options

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our qualified employees, directors, officers and consultants on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange, and our Board of Directors.  As at October 12, 2006, we have issued or agreed to issue 4,285,000 incentive stock options to the following Directors, officers, employees and permitted consultants pursuant to our stock option plan:

Optionee	Position	Expiry Date	Number of stock options granted	Exercise Price
Dr. A. Charles Morgan	CSO & Director	June 30, 2007 May 24, 2008 February 6, 2011	200,000 50,000 300,000	$0.25 $0.35 $0.29
Gail Thurston	Vice-President Corporate Development and Director	June 30, 2007 May 24, 2008 February 6, 2011	200,000 50,000 200,000	$0.25 $0.35 $0.29
Dr. Dennis Fowler	Senior V.P. and Chief Medical Officer	June 30, 2007 April 3, 2008 February 6, 2011	25,000 200,000 50,000	$0.40 $0.30 $0.29
Norman van Roggen (1)	Manager, Corporate Communications –	June 30, 2007 September 30, 2007	100,000 300,000	$0.25 $0.35
Dr. Heinz Kohler	Consultant	June 30, 2007 February 6, 2011	30,000 200,000	$0.25 $0.29
Dr. Sybille Muller	Director	June 30, 2007 February 6, 2011	40,000 80,000	$0.25 $0.29
David L. Morgan	Consultant	June 30, 2007 April 20, 2007	50,000 50,000	$0.40 $0.40
Garth Likes(1)	V.P. Business Development	April 14, 2008 December 16, 2006 June 8, 2008	100,000 100,000 150,000	$0.30 $0.55 $0.37
Thomas Wharton (2)	Secretary	March 25, 2008 June 30, 2007	50,000 70,000	$0.30 $0.25
Lorne Beloud	Consultant	April 20, 2007	150,000	$0.40
Miroslaw Golinski	Consultant	September 30, 2007	25,000	$0.35
Jeff Morhet	Director, Chairman, President, Chief Executive Officer	December 16, 2006 June 30, 2007 February 6, 2011	150,000 100,000 400,000	$0.55 $0.25 $0.29
Michael Russ	Consultant	June 30, 2007 March 25, 2008 February 6, 2011	50,000 30,000 20,000	$0.25 $0.30 $0.29
John Kendall	Consultant	February 6, 2011	25,000	$0.29
Jean Amick	Consultant	February 6, 2011	30,000	$0.29
Chandra Pashmina	Consultant	February 6, 2008	160,000	$0.29
Ralph Reisfeld	Consultant	February 6, 2011	50,000	$0.29
E Brinton Coxe	Director	February 6, 2011	200,000	$0.29
Wade Brooksby	Chief Financial Officer	March 15, 2008 June 8, 2008	150,000 150,000	$0.30 $0.37
		TOTAL	4,285,000

(1) These options will expiry 30 days after the end of the contract effective October 3, 2006.

(2)   Mr. Wharton resigned from the Board as of October 30, 2006 and became our Secretary as of November 3, 2006.

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

C.

Board practices.

Our board of directors consists of six members, the terms of which expire at the general meeting of shareholders to be held in each year.  Directors are elected by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election.  Each director will hold office until his or her term expires and his or her successor has been elected and qualified.  Executive officers serve at the discretion of the board of directors.  Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.

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

•

appointment of our statutory auditors.

In 2006, the members of the audit committee were Messrs. Thomas Wharton and Brinton Coxe and Alton C. Morgan.  Messrs. Wharton and Coxe are non-executive directors.

Scientific Committee

The scientific committee is responsible for the following:

•

advising the Board of Directors about the development of technologies that may influence our operations;

•

advising the Board of Directors on the direction of our research and development; and

•

assisting in addressing technical issues facing our business.

In 2006, the members of the scientific committee were Doctors Alton C. Morgan, Heinz Kohler, Ralph Reisfeld and Dennis Fowler.

With the exception of Mr. E. Brinton Coxe and Mr. Thomas Wharton, our directors do not receive any monies for serving in their capacity as directors and there is currently no arrangement for the payment of any compensation in the future.

We have entered into employment agreements with six of our directors and senior officers, Mr. Jeff Morhet, Dr. Alton C. Morgan, Mr. Wade Brooksby, Ms.Gail Thurston, Mr. E. Brinton Coxe and Mr. Thomas Wharton.  The agreements provided for base compensation plus incentive stock options, which are granted at the discretion of our board of directors.  The prescribed form of agreement provides, among other things, as follows:

a) The individual is restricted from disclosing any confidential information which the individual receives access to or develops in the course of his or her contract;

b) All work, research or development produced or created by the individual of a technical, scientific or business nature pertinent to our business belongs to us and all rights therein are assigned to us; and

c) The individual will, for a period of 12 months following notice of termination of his or her contract, refrain from competing with us or soliciting any customer or prospective customer or any person who is one of our officers, directors, employees or agents at the date of such termination.

Except for the incentive stock options mentioned above, we do not have any retirement, pension, profit-sharing or such similar plans and none are proposed at the present time.

D.

Consultants

As of October 31, 2006 , we had 12 consultants, including our directors and officers, under consulting arrangements; however it is our intention to convert most of those people to salaried employees during the next six to twelve months.  A summary of the consultants over the last three fiscal years is set out below.  None of the consultants are represented by unions or covered by collective bargaining agreement.

Fiscal Year ending	Category of Activity	Number of Consultants per Category and Total at Fiscal Year End
June 30, 2006	Research and development	5
	Sales, Marketing and Administration	7
	Total:	12
June 30, 2005	Research and development	4
	Sales, Marketing and Administration	6
	Total:	10
June 30, 2004	Research and development	2
	Sales, Marketing and Administration	7
	Total:	9

E.

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of  October 13, 2006.

Name	Number of our Shares Owned	% of Shares Owned at October 12, 2006	Incentive Stock Options Owned
			# of Shares under Option	Expiry Date	Exercise Price
Dr. A. Charles Morgan	3,960,788 (1)(4)	12.44%	200,000 50,000 300,000	June 30, 2007 May 24, 2008 February 6,2011	$0.25 $0.35 $0.29
Gail Thurston	2,725,499 (2)	8.56%	200,000 50,000 200,000	June 30, 2007 May 24, 2008 February 6,2011	$0.25 $0.35 $0.29
ImmPheron Inc.	3,000,000 (3)	9.42%	Nil	Nil	Nil
Sybille Muller	30,000	0.09%	40,000 80,000	June 30, 2007 February 6,2011	$0.25 $0.29
Jeff Morhet	Nil	Nil	150,000 100,000 400,000	December 16, 2006 June 30, 2007 February 6,2011	$0.55 $0.25 $0.29
Heinz Kohler	Nil	Nil	30,000 200,000	June 30, 2007 February 6,2011	$0.25 $0.29
Dr. Dennis Fowler	Nil	Nil	25,000 50,000	June 30, 2007 February 6,2011	$0.40 $0.29
Thomas Wharton (5)	Nil	Nil	50,000 70,000	March 25, 2008 June 30, 2007	$0.30 $0.25
E. Brinton Coxe	Nil	Nil	200,000	February 6, 2011	$0.29
Wade Brooksby	Nil	Nil	150,000 150,000	March 15,2008 June 8, 2008	$0.30 $0.37

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

(3)

3,000,000 shares were issued as Exchangeable Preferred Shares of InNexus Exchange Corp.  Each Exchangeable Preferred Share, at the option of the holder, can be converted at no cost to one of our common shares. Sybille Muller and Dr. Heinz Kohler are the controlling shareholders of ImmPheron.

(4)

Assuming conversion of all outstanding Exchangeable Preferred Shares into our common shares.

(5)

Mr. Wharton has resigned from the Board as of October 30, 2006 and became our Secretary as of November 3, 2006.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders.

As at October 31, 2006 , we have 30,671,683 common shares issued and outstanding.  We had shareholders of record with addresses in the United States holding an aggregate of 66,000 common shares representing 0.21% of our common shares.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at October 31, 2006 , except as follows:

PRINCIPAL SECURITY HOLDER TABLE

Name	Number of Common Shares	Percentage of class
Dr. Alton Charles Morgan	3,960,788 (1)(4) (5)	12.91%
Gail Thurston	2,725,499 (2)(4) (5)	8.89%
ImmPheron	3,000,000 (3)(4)(5)	9.78%

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

(3)

3,000,000 shares were issued as Exchangeable Preferred Shares of InNexus Exchange Corp.  Each Exchangeable Preferred Share, at the option of the holder, can be converted at no cost to one of our common shares. Sybille Muller and Dr. Heinz Kohler are the controlling shareholders of ImmPheron.

(4)

Assuming conversion of all outstanding Exchangeable Preferred Shares into our common shares.

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

For the year ended June 30, 2006, we paid West Oak Capital Group, Inc. $20,000 (2005, $60,000; 2004, $60,000) for management fees.  West Oak Capital Group, Inc. is a private company owned or controlled by Stuart Rogers, our former Chief Financial Officer and director.

Subsequent to June 30, 2006, we paid a finders fee to E. B. Coxe & Company Limited, a company owned or controlled by one of our directors, E. Brinton Coxe, in the amount of $283,024 for his assistance in securing participants in a private placement of 12,078,500 units (each comprised of one pre-paid warrant convertible into one common share at no additional cost and one 65% share purchase warrant)  with gross proceeds of $5,435,325, which was completed on or about August 25, 2006.

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

In accordance with the release schedule, 882,774 were released from escrow in January 2006 and a further 882,774 shares were released from escrow in July, 2006.  As at October 12, 2006, there were 5,296,641 shares remaining in escrow.

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

InNexus Inc., our subsidiary, has not, during the three most recently completed financial years and the subsequent period up to the date of this Report, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”.

Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since June 30, 2006.  There is no management, consulting, lease or other agreements in which our management, directors or subsidiaries are parties.

A.

Interests of Experts and Counsel.

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

B.

Consolidated Statements and Other Financial Information.

Attached hereto, in Item 17 “Financial Statements”, are our audited consolidated financial statements that cover the latest three financial years, and the period from inception to date, together with related notes and schedules and the report of our Auditors.  See Item 17 Financial Statements.

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

	High (CDN $)	Low (CDN $)
October, 2006	$0.68	$0.55
September, 2006	$0.72	$0.60
August, 2006	$0.65	$0.47
July, 2006	$0.64	$0.43
June, 2006	$0.59	$0.40
Financial Year 2006
Fourth Quarter	$0.59	$0.30
Third Quarter	$0.47	$0.26
Second Quarter	$0.43	$0.265
First Quarter	$0.49	$0.23
Financial Year 2005
Fourth Quarter	$0.50	$0.22
Third Quarter	$0.74	$0.43
Second Quarter	$0.80	$0.43
First Quarter	$0.50	$0.26
Financial Year 2004
Fourth Quarter	$0.68	$0.35
Third Quarter	$0.50	$0.30
Second Quarter	$0.36	$0.25
First Quarter	$0.38	$0.18
Financial Year 2003	$0.49	$0.25
Financial Year 2002	$0.75	$0.19

The closing price of our common shares on October 31, 2006 was CDN$0.66.

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

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last year immediately prior to date of this Annual Report:

1.

Collaboration Agreement between us and Affimed Therapeutics AG dated April 2006 utilizing Affimed’s antibodies and our SuperAntibody enhancement drug development platform.

2.

Collaboration Agreement between us and BioInvent International AB dated September 2006 for the provision of our SuperAntibody Technology with a BioInvent therapeutic antibody, targeting cancer.

3.

Collaboration Agreement between us and EvoGenix Limited dated October 2006 to evaluate the use of our SuperAntibody Technology in combination with an antibody for the treatment of certain viral infections.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2006, the Threshold was determined to be $265,000,000.

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

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended June 30, 2006, and expects that it may be a “passive foreign investment company” for the taxable year ending June 30, 2007.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC for the taxable year ending June 30, 2007.

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

The Company believes that it was a PFIC for the taxable year ended June 30, 2006, and expects that it may be a PFIC for the taxable year ending June 30, 2007.  The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending June 30, 2007 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

E.

Subsidiary Information.

As of October 31, 2006 , we have the following subsidiaries with their jurisdictions of incorporation noted:

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

Modification of Instruments Defining Rights of Security Holders.

Not Applicable.

B.

Modification or Issuance of Other Class of Securities.

Not Applicable

C.

Withdrawal or Substitution of Security.

Not Applicable.

D.

Change of Trustee or Paying Agent.

Not Applicable

E.

Use of Proceeds.

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2006.  This evaluation was carried out under the supervision and with the participation of our then Chief Executive Officer, Charles Morgan, and our Chief Financial Officer, Wade Brooksby.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.  There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out our evaluation.

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

During our most recently completed fiscal year ended June 30, 2006, there were no changes that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.  In March of 2006, Wade Brooksby was appointed as our Chief Financial Officer and Jeff Morhet subsequently resigned as our acting CFO.

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

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. E. Brinton Coxe is an "audit committee financial expert" as defined in Item 16A of Form 20-F.  Mr. Coxe is an "independent director" as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and section 121B of the American Stock Exchange Company Guide relating to audit committee requirements for listed companies.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the fiscal years ended June 30, 2006 (“Fiscal 2006”) and 2005 (“Fiscal 2005”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended June 30, 2006	Year Ended June 30, 2005
Audit Fees (1)	$63,000	$54,392
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees	Nil	Nil
Totals	$63,000	$54,392

NOTES:

(1)  “Audit Fees” represent fees for our audited annual financial statements, and review in connection with our statutory and regulatory filings.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)  “Tax Fees” represent fees for tax compliance, tax advice and tax planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2006 were approved by the Audit Committee.  The Audit Committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTINGS STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Audited Financial Statements to June 30, 2006, including:

•

Auditor’s Report to the Board of Directors dated October 13, 2006, Consolidated Balance Sheets at June 30, 2006 and June 30, 2005

•

Consolidated Statements of Operations and Deficit for the years ended June 30, 2006, 2005 and 2004, and the period from incorporation on July 20, 1997 to June 30, 2006

•

Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005 and 2004, and the period from incorporation on July 20, 1997 to June 30, 2006

•

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP.  These principles, as they pertain to our financial statements, differ from U.S. GAAP in a number of material respects, which are set out elsewhere herein.  Reference is made to Note 11 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP as they pertain to us.

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
InNexus Biotechnology Inc.

We have audited the accompanying consolidated balance sheets of InNexus Biotechnology Inc. (and subsidiaries) (the “Company”) as of June 30, 2006 and 2005, and the related consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended June 30, 2006 and the period from the date of incorporation on July 20, 1997 to June 30, 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InNexus Biotechnology Inc. as of June 30, 2006 and 2005, and the results of its operations and deficit and its cash flows for each of the years in the three-year period ended June 30, 2006 and the period from the date of incorporation on July 20, 1997 to June 30, 2006 in conformity with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has insufficient working capital to meet its planned business objectives that raise substantial doubt its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in Note 11 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

October 13, 2006

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

June 30, 2006 and 2005

2006

2005

Assets

Current assets:

Cash and cash equivalents

$

593,410

$

92,455

Accounts receivable and prepaid expenses

123,672

14,790

Due from related parties (note 6)

-

20,932

Other receivables

5,872

5,192

722,954

133,369

Equipment (note 3)

333,750

153,297

Technology rights (note 5)

308,742

424,054

$

1,365,446

$

710,720

Liabilities and Shareholders’ Equity

Current liabilities:

Accounts payable and accrued liabilities (note 6)

$

75,993

$

62,594

Dividend payable (note 7(e))

160,329

-

Due to ImmPheron Inc. (note 5(a))

-

80,770

Series A convertible preferred shares (note 7(e))

1

-

236,323

143,364

Shareholders’ equity:

Share capital:

Common shares (note 7(b))

4,827,936

3,983,893

Exchangeable preferred shares (note 7(c))

468,276

468,276

Contributed surplus -Series A convertible preferred shares and warrants
(note 7(e))

2,428,555

-

Contributed surplus - stock options and warrants
(notes 7(f) and (g))

793,589

571,545

Deficit accumulated during the development stage

(7,389,233)

(4,456,358)

1,129,123

567,356

$

1,365,446

$

710,720

Going concern (note 1)

Commitments (notes 5(a) and 5(d))

Subsequent events (note 10)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Jeff Morhet”

“Gail Thurston”

Director – JEFF MORHET

Director – GAIL THURSTON

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Period from

incorporation on

Year ended

Year ended

Year ended

July 20, 1997

June 30,

June 30,

June 30,

to June 30,

2006

2005

2004

2006

Revenue:

Licence fees

$

-

$

-

$

266,666

$

266,666

Interest

46,359

4,401

1,248

52,454

46,359

4,401

267,914

319,120

Expenses:

Amortization

187,645

122,800

54,100

365,829

Automobile

55,389

18,652

11,393

113,711

Bank charges and interest

16,286

1,424

1,799

118,118

Consulting fees (notes 6 and 7(f))

628,547

509,758

269,289

1,426,086

Financing costs (note 7(g))

-

90,000

-

90,000

Legal and accounting

357,359

85,724

105,128

576,321

Laboratory supplies

14,476

-

-

14,476

Management fees and other (notes 6 and 7(f))

37,804

111,067

78,693

291,977

Meals and entertainment

35,758

3,187

2,659

65,981

Office, administration and marketing

144,033

115,146

53,887

404,831

Rent

5,000

5,000

4,243

50,887

Investor relations

186,424

182,911

63,554

432,889

Interest on Series A convertible preferred
shares (note 7(e))

160,329

-

-

160,329

Research consulting fees:

Related parties (note 6 and 7(f))

152,422

144,216

105,980

793,190

Immune Network Ltd.

-

-

-

91,500

ImmPheron Inc.

516,633

456,077

273,364

1,546,716

Others

11,811

94,013

46,325

254,350

Telephone and Internet

83,143

33,559

11,544

168,086

Transfer agent and filing fees

42,683

18,302

32,325

93,310

Travel

256,663

239,284

79,802

599,923

2,892,405

2,231,120

1,194,085

7,658,510

Loss before the undernoted

(2,846,046)

(2,226,719)

(926,171)

(7,339,390)

Gain on sale of investment (note 4)

-

47,128

-

47,128

Foreign exchange gain (loss)

(86,829)

2,070

258

(96,971)

Loss for the period

(2,932,875)

(2,177,521)

(925,913)

(7,389,233)

Deficit accumulated during the
development stage, beginning of period

(4,456,358)

(2,278,837)

(1,352,924)

-

Deficit accumulated during the
development stage, end of period

$

(7,389,233)

$

(4,456,358)

$

(2,278,837)

$  (7,389,233)

Basic and diluted loss per share (note 2(h))

$

(0.12)

$

(0.10)

$

(0.06)

Weighted average number of common
shares outstanding (note 2(h))

25,014,609

21,234,936

15,350,311

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period from

incorporation on

Year ended

Year ended

Year ended

July 20, 1997

June 30,

June 30,

June 30,

to June 30,

2006

2005

2004

2006

Cash provided by (used in):

Operations:

Loss for the period

$

(2,932,875)

$

(2,177,521)

$

(925,913)

$

(7,389,233)

Items not involving cash:

Amortization

187,645

122,800

54,100

365,829

Accrued interest expense

-

-

-

95,300

Stock-based compensation

211,036

351,754

107,836

692,581

Unrealized foreign exchange gain

-

-

-

12,470

Shares received for license fees

-

-

(266,666)

(266,666)

Interest accretion on convertible bridge loan

11,008

-

-

11,008

Interest on Series A convertible preferred
shares

160,329

-

-

160,329

Gain on sale of investment

-

(47,128)

-

(47,128)

Financing costs by issuance of warrants

-

90,000

-

90,000

Changes in non-cash operating working capital:

Accounts receivable and prepaid expenses

(108,882)

42,486

(43,612)

(115,903)

Other receivable

(680)

-

-

(680)

Accounts payable and accrued liabilities

13,399

(40)

(68,768)

(276,095)

(2,459,020)

(1,617,649)

(1,143,023)

(6,668,188)

Investments:

Cash acquired on business combination

-

-

-

583

Proceeds on sale of investment (note 4)

-

313,795

-

313,795

Purchase of equipment

(252,786)

(141,257)

(31,832)

(430,156)

Technology rights

-

(62,483)

-

(139,939)

(252,786)

110,055

(31,832)

(255,717)

Financing:

Due to related parties

20,932

(42,568)

15,824

300,479

Loan payments to ImmPheron Inc. (note 5(a))

(80,770)

(26,950)

(53,900)

(161,620)

Loan payable to Immune Network Ltd.

-

-

-

199,815

Promissory notes payable to Cusil Venture
Corporation

-

-

-

536,047

Share capital

3,640,500

1,348,020

1,393,351

7,178,730

Issuance cost

(367,901)

(105,673)

(62,562)

(536,136)

3,212,761

1,172,829

1,292,713

7,517,315

Increase (decrease) in cash and cash equivalents

500,955

(334,765)

117,858

593,410

Cash and cash equivalents, beginning of period

92,455

427,220

309,362

-

Cash and cash equivalents, end of period

$

593,410

$

92,455

$

427,220

$

593,410

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows (Continued)

(Expressed in Canadian dollars)

Period from

incorporation on

Year ended

Year ended

Year ended

July 20, 1997

June 30,

June 30,

June 30,

to June 30,

2006

2005

2004

2006

Supplementary information:

Interest paid

$

-

$

-

$

-

$

-

Taxes paid

-

-

-

-

Non-cash financing and investing activities:

Shares issued in settlement of debts

-

-

409,957

409,957

Shares issued on conversion of bridge loan

250,000

-

-

250,000

Shares issued for business combination,
net of cash acquired

-

-

220,098

220,098

Shares issued for technology rights

-

250,000

25,000

275,000

Technology rights acquired with
future debt payments

-

-

161,620

161,620

See accompanying notes to consolidated financial statements.

1.

Going concern:

InNexus Biotechnology Inc. (“IBI” or the “Company”) is incorporated under the laws of British Columbia.  On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination.  The Company is a biotechnology company focused on the development of the next generation of monoclonal antibodies termed “SuperAntibodies”.  SuperAntibody Technology (“SAT”) seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies.  The Company is a development stage enterprise and commercial operations have not yet commenced.

These consolidated financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.  The Company incurred a loss of $2,932,875 during the year ended June 30, 2006 (2005 - $2,177,521; 2004 - $925,913).  The Company has not yet generated any cash revenue, and at June 30, 2006, had a deficit accumulated during the development stage of $7,389,233 (2005 - $4,456,358).  In addition, at June 30, 2006, the Company had a working capital of $486,631 (2005 - deficit $9,995), which was sufficient for the Company to meet its planned business objectives for the foreseeable future.  To June 30, 2006, the Company had financed its cash requirements primarily from private placements of shares and exercise of share purchase warrants and stock options, and from loans from and share issuances to directors and other related parties.  The Company’s continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time.  Although the Company has been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies.  These consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

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

Effective June 27, 2003, Cusil, directly or with its wholly owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of InNexus.  As the shareholders of InNexus obtained control of the Company through the exchange of their shares of InNexus for shares of the Company, Cusil’s transaction with InNexus has been accounted for in these consolidated financial statements as a reverse takeover.  Consequently, the consolidated statements of operations and deficit and cash flows for the period from incorporation on July 20, 1997 to June 30, 2003, reflect the results from operations and cash flows of InNexus, the legal subsidiary, for the same period, combined with those of Cusil, the legal parent, from acquisition on June 27, 2003 to June 30, 2003.  The consolidated statements of operations and deficit and cash flows for the years ended June 30, 2006, 2005 and 2004 reflect the consolidated results of operations and cash flows of InNexus and Cusil.

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

(c)

Equipment:

Equipment is recorded at cost and amortization is provided on a straight line balance basis at the following rates commencing from the time the equipment is put in use:

Computer hardware and software

30% per annum

Laboratory equipment

20% per annum

(d)

Technology rights:

Research costs are charged as an expense in the period in which they are incurred.  Development costs are charged as an expense in the period incurred unless they meet generally accepted criteria for deferral and amortization.

Once they meet the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold.  At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

2.

Significant accounting policies (continued):

(d)

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

(e)

Valuation of long-lived assets:

If management determines that the carrying value of equipment or technology rights exceeds the recoverable value based on future undiscounted cash flows, such assets are written down to their fair values.  No provisions for write-downs with respect to long-lived assets have been made to date.

(f)

Stock-based compensation:

The Company has a stock option plan, which is described in note 7(f).

The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation. The fair value of stock options is determined by the Black-Scholes Option Pricing Model.

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

(g)

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

2.

Significant accounting policies (continued):

(h)

Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period.  The Company calculates diluted loss per share using the treasury stock method.  In the Company’s case, however, diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.

(i)

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

(j)

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

(k)

Comparative figures:

Certain of the prior period’s comparative figures have been reclassified to conform to the presentation adopted for the current period.

3.

Equipment:

Accumulated

Net book

June 30, 2006

Cost

amortization

value

Laboratory equipment

$

395,310

$

80,143

$

315,167

Computer hardware and software

36,453

17,870

18,583

$

431,763

$

98,013

$

333,750

Accumulated

Net book

June 30, 2005

Cost

amortization

value

Laboratory equipment

$

155,367

$

17,306

$

138,062

Computer hardware and software

23,610

8,374

15,235

$

178,977

$

25,680

$

153,297

4.

Investment:

On May 2, 2005, the Company sold 1,600,000 shares of ProtoKinetix Inc., a US Bulletin board listed Company (OTCBB: PKTX) of Vancouver, BC (“ProtoKinetix”) held by the Company’s US subsidiary (“InNexus US”), for a gain on sale of $47,128.

5.

Technology rights:

2006

2005

SAT rights (note 5(a))

$

254,076

$

254,076

1F7 rights (note 5(b))

10,000

10,000

Additional antibodies (note 5(c))

312,482

312,482

576,558

576,558

Accumulated amortization

(267,816)

(152,504)

$

308,742

$

424,054

5.

Technology rights (continued):

(a)

SAT rights:

Subsequent to the completion of Cusil’s transaction with InNexus, the Company acquired all intellectual property and patent rights related to the SAT held by ImmPheron Inc. ("lmmPheron") in exchange for the issuance of 2,500,000 exchangeable preferred shares of IEC (note 7(c)) and US$170,000, payable over a three and one-half year period, the Canadian dollar equivalent of which consideration at the date of the acquisition was $254,076.  InNexus had previously acquired certain SAT rights from ImmPheron under the terms of a June 19, 2001 development agreement with ImmPheron, but assigned a nominal amount to those rights as they were earned by incurring research and development expenditures.  In February 2002, InNexus entered into an agreement to acquire ImmPheron's remaining SAT rights, subject to completion of the transaction with Cusil and on June 30, 2003, the Company paid US$50,000 and agreed to pay US$20,000 every six months thereafter for a total of 36 months to satisfy the obligation. There was a balance of $Nil (2005 - $80,770) as of June 30, 2006.

To June 30, 2006, the Company had incurred a total of $2,333,413 (2005 – $1,816,780) of research consulting fees on SAT.  The Company is unable to determine when, and if, significant positive cash flow from SAT will commence and consequently has determined that development costs, including the cost of patents and patent extensions incurred during the year ended 2006 are to be accounted for as an expense for the year ended June 30, 2006. The original cost of purchasing the technology rights was capitalized at the purchase date and is being amortized at 20% per year on straight-line basis.

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

5.

Technology rights (continued):

(b)

1F7 rights (continued):

In July 2003, the Company notified Immune that Immune is in breach of the sub-license agreement dated June 7, 2002.  Until such time that Immune provides sufficient evidence that it has remedied the material deficiencies identified by the Company, the Company does not plan to do any further work on the creation of a SuperAntibody form of 1F7.  Notwithstanding this breach, the Company does not believe there has been a material impairment in the value of its 1F7 rights and therefore the rights, which were capitalized on the date of purchase, continue to be amortized at 20% per year on a straight- line basis.

(c)

Additional antibodies for use with SAT:

In October 2004, the Company acquired the rights to specific antibodies for the treatment of coronary heart disease and chronic viral diseases from ImmPheron.  These antibodies are in the late preclinical stage of development and the Company believes their potency can be enhanced using SAT.  Consideration for the acquisition of all rights, title and interest in these antibodies was comprised of the issuance to ImmPheron of 500,000 exchangeable preferred shares of IEC, the payment of US$50,000, a royalty of 3% on net sales of any products developed by InNexus using the antibodies and payment of 10% of all consideration received by InNexus from which third party licenses of super antibody version of the antibodies. At the date of purchase these rights were capitalized and are being amortized at 20% per year on a straight-line basis.

(d)

Research Commitment:

In April 2006, the Company entered into a collaboration agreement with Affimed Therapeutics AG.  Under the terms of the agreement, the companies will complete feasibility studies at a total cost of US$60,000, to be shared equally between the companies.

6.

Due to related parties:

During the year ended June 30, 2006, the Company was charged a total of $799,608 (2005 - $496,954; 2004 - $234,472) for consulting fees from related parties and $37,804 (2005 - $111,067; 2004 – $78,693) of management fees from a related party.

At June 30, 2006, there was a total of nil (2005 - $20,932) due from related parties for expense advances.

At June 30, 2006, a total of $4,902 (2005 - nil) is due to related parties for consulting services and included in accounts payable and accrued liabilities.

7.

Share capital:

(a)

Authorized:

An unlimited number of common shares without par value.

An unlimited number of preferred shares without par value, of which 27,500 Series A convertible preferred shares are issued and outstanding.

(b)

Issued and outstanding:

Number

of shares

Amount

Balance, June 30, 2003

13,493,353

$

1,410,757

Issued pursuant to private placement, net of issuance
costs (note 7(d))

2,800,000

525,438

Issued upon exercise of stock options (note 7(f))

445,000

110,050

Issued upon exercise of share purchase warrants (note 7(g))

2,402,804

695,301

Balance, June 30, 2004

19,141,157

2,741,546

Issued pursuant to private placement, net of issuance costs
(note 7(d))

2,600,000

1,064,327

Issued upon exercise of stock options (note 7(f))

285,000

71,250

Issued upon exercise of share purchase warrants (note 7(g))

405,082

106,770

Balance, June 30, 2005

22,431,239

3,983,893

Issued pursuant to private placement, net of issuance costs
(note 7(d))

2,020,000

458,543

Issued upon exercise of stock options (note 7(f))

30,000

7,500

Issued upon exercise of share purchase warrants (note 7(g))

1,400,000

378,000

Balance, June 30, 2006

25,881,239

$

4,827,936

As at June 30, 2006, a total of 3,437,383 (2004 – 4,173,964) of the issued common shares were held pursuant to an escrow agreement that provides for the release of the escrowed shares over 72 months following Cusil’s transaction with InNexus in equal tranches of 5% at six month intervals for a period of 24 months, and thereafter in equal tranches of 10% at six month intervals for a period of 48 months.

As at June 30, 2006 a total of 6,917,188 shares had been allocated for issuance upon the conversion of exchangeable preferred shares of IEC (note 7(c)).

During 2002, in connection with the letter agreement with Cusil, the related parties agreed to convert $190,380 of the balance outstanding at June 30, 2002 into 380,760 common shares of the Company.  During fiscal 2003, the Company issued 213,572 common shares in settlement of related party debts of $106,786 and 167,188 exchangeable preferred shares of IEC in settlement of related party debts of $83,594 (note 7(c)).

7.

Share capital (continued):

(c)

Exchangeable preferred shares:

Number

of shares

Amount

Issued during fiscal 2003 pursuant to:

Business combination with InNexus

3,750,000

$

109,682

Acquisition of SAT rights from ImmPheron (note 5(a))

2,500,000

25,000

Related party debt settlement (note 7 (b))

167,188

83,594

Balance June 30, 2003 and 2004

6,417,188

218,276

Issued during fiscal 2005:

On acquisition of T-15 and other antibody rights from
ImmPheron (note 5(c))

500,000

250,000

Balance June 30, 2005 and 2006

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

At June 30, 2006, 2,350,313 of the exchangeable preferred shares issued remain in escrow.

(d)

Private placements:

Concurrent with the completion of Cusil’s transaction with InNexus in June 2003, the Company completed a short-form offering of 3,795,000 units at $0.25 per unit for gross proceeds of $948,750.  Each unit consisted of one common share of the Company and one-half of one non-transferable common share purchase warrant exercisable to purchase an additional common share of the company at a price of $0.30 per share until expiry on June 27, 2004.

In conjunction with this offering, the Company issued the agent 759,000 agent’s warrants and 50,000 common shares for corporate finance and sponsorship fees.  The agent’s warrants are exercisable to purchase one common share of the company at a price of $0.25 per share until expiry on June 27, 2004.

7.

Share capital (continued):

(d)

Private placements (continued):

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

In March 2005, the company completed a further private placement of 510,000 common shares. In conjunction with this placement, the company paid finder’s fees of $18,360 and granted a non-transferable option to acquire 51,000 common shares of the company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.

In September 2005, the Company completed a private placement of 2,020,000 units at $0.25 per unit for gross proceeds of $505,000. Each unit consists of one common share and one non-transferable share warrant. Each warrant will entitle the holder to purchase an additional common share for $0.30 per share for a two-year period from closing. In conjunction with this placement, the Company paid issuance costs of $14,207 and finder’s fees of $32,250.

(e)

Series A convertible preferred shares:

Number

of units

Amount

Balance, June 30, 2005

-

$

-

Issued pursuant to private placement

25,000

2,500,000

Issued pursuant to conversion of bridge loan

2,500

250,000

Less: amount allocated to debt

-

(1)

Issuance cost

-

(321,444)

Balance, June 30, 2006

27,500

$

2,428,555

7.

Share capital (continued):

(e)

Series A convertible preferred shares (continued):

In October 2005, the Company completed a private placement with institutional investors led by SDS Capital of Greenwich, Connecticut. The private placement consisted of 27,500 units (the “Units”), each of which is comprised of one Series A convertible preferred share (a “Series A convertible preferred share”) and 400 warrants (the “Warrants”), at a price of $100 per unit for gross proceeds of $2,750,000.

These proceeds included conversion of the principal amount of $250,000 owed to one of the Placees under the Bridge Loan.  The convertible bridge loan has an equity and liability component. The liability component was valued using the discounted cash flow method and was valued at $238,992.  The remaining value was assigned to the conversion feature and $11,008 was included in equity.

Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years and will be convertible, at the option of the holder, for a period of five years into 400 common shares of the Company.  During the year ended June 30, 2006, $160,329 of dividends were accrued and included as interest on Series A convertible preferred shares, but not paid.

.

The Company will have the right to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends, until the fifth anniversary from the date of issuance and at a price of $120 per share, plus any accrued but unpaid dividends after the fifth anniversary from the date of issuance, provided that the prevailing market price of the Company’s common share is less than $0.25.

The holder will have a “follow on” conversion right for 20 days after the notice of redemption at a price of $0.25 if prior to the fifth anniversary after issuance. If after that date such shares are issued without a four month hold period, the holder will have a conversion right at the market price or, at the discount to the market price permitted under the TSX Venture Exchange’s rules if issued with a four month hold period. A finders’ fees of 8% of the gross proceeds of the placement was paid upon completion of the placement along with 660,000 finders’ warrants.  This financing was completed on October 7, 2005.

The common shares of the Company issuable upon conversion of the Series A convertible preferred shares or which were exercisable upon exercise of the Warrants comprising the Units were subject to a hold period expiring on January 31, 2006 (as to 23,665 Units), February 4, 2006 (as to 3,245 Units) and February 5, 2006 (as to 590 Units).

7.

Share capital (continued):

(e)

Series A convertible preferred shares (continued):

The accounting treatment of the Series A convertible preferred shares has three components: debt, equity as it relates to the conversion option and equity as it relates to the warrants.  A portion of this instrument is accounted for as debt due to the Company’s obligation to a fixed payment amount after five years.  At June 30, 2006 the debt component was $1 however, unless the option to convert the shares is exercised, the debt component will increase each year until it reaches $2,750,000 at the end of five years.  The Company valued the warrants and the conversion option of the Series A convertible preferred shares using the Black-Scholes model and the value of each exceeded the amount of $2,750,000. Therefore the balance, that is the amount exclusive of the debt component of $1, is split equally between the conversion option and the warrants, both as equity components.  The Black-Scholes assumptions used in the calculation are as follows:

2006

Dividend yield

0.0%

Expected volatility

73%

Risk-free interest rate

3.94%

Expected average option term

5 years

Number

of units

Amount

Contributed surplus:

Conversion option, Series A convertible preferred shares

-

$

1,375,000

Warrants, Series A convertible preferred shares

-

1,374,999

Issuance cost

-

(321,444)

Series A convertible preferred shares and Warrants*

27,500

$

2,428,555

*Net of $1, which represents the debt portion of the Series A convertible preferred shares

7.

Share capital (continued):

(f)

Stock options:

Under Stock Option plan approved by the shareholders at an annual general meeting held on December 20, 2005, the Company may reserve up to 20% of its issued and outstanding shares for issuance on the exercise of stock options. Under the terms of the Plan, the exercise price of each option is determined by the Board of Directors at the time each option is granted, which shall in all cases be not less than the discounted market price of the common shares covered by such option at the date of grant.  Options are non-transferable with a maximum term of five years and terminate thirty days following the date on which the optionee ceases to be employed by or an officer or director of the Company, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

The continuity of stock options is as follows:

For the year ended June 30, 2006:

Exercise

June 30,

Expired/

June 30,

Expiry date

price

2005

Granted

Exercised

cancelled

2006

September 2, 2005

$

0.25

55,000

-

-

(55,000)

-

December 11, 2005

0.25

85,000

-

-

(85,000)

-

March 25, 2006

0.35

80,000

-

-

(80,000)

-

April 15, 2006

0.45

100,000

-

-

(100,000)

-

May 27, 2006

0.41

150,000

-

-

(150,000)

-

August 17, 2006 (*)

0.26

100,000

-

-

-

100,000

December 16, 2006

0.55

250,000

-

-

-

250,000

April 20, 2007

0.40

200,000

-

-

-

200,000

June 30, 2007

0.25

1,125,000

-

(30,000)

-

1,095,000

September 30, 2007

0.35

-

325,000

-

-

325,000

March 15, 2008

0.30

-

150,000

-

-

150,000

March 25, 2008

0.30

-

80,000

-

-

80,000

April 14, 2008

0.45

-

100,000

-

-

100,000

May 24, 2008

0.35

-

100,000

-

-

100,000

June 8, 2008

0.37

-

300,000

-

-

300,000

February  6, 2008

0.29

-

160,000

-

-

160,000

February 6, 2011

0.29

-

1,555,000

-

-

1,555,000

2,145,000

2,770,000

(30,000)

(470,000)

4,415,000

Weighted average exercise price

$

0.32

$

0.31

$

0.25

$

0.36

$

0.31

Weighted average contractual life remaining (in years)

1.58

(*) Subsequent to June 30, 2006 these options have expired.

7.

Share capital (continued):

(f)

Stock options (continued):

For the year ended June 30, 2005:

Exercise

June 30,

Expired/

June 30,

Expiry date

price

2004

Granted

Exercised

cancelled

2005

June 27, 2005

$

0.25

990,000

-

(100,000)

(890,000)

-

September 2, 2005

0.25

55,000

-

-

-

55,000

December 11, 2005

0.25

270,000

-

(185,000)

-

85,000

March 25, 2006

0.35

80,000

-

-

-

80,000

April 15, 2006

0.45

100,000

-

-

-

100,000

May 27, 2006

0.41

150,000

-

-

-

150,000

August 17, 2006

0.26

-

100,000

-

-

100,000

December 16, 2006

0.55

-

550,000

-

(300,000)

250,000

April 20, 2007

0.40

-

200,000

-

-

200,000

June 30, 2007

0.25

-

1,125,000

-

-

1,125,000

1,645,000

1,975,000

(285,000)

(1,190,000)

2,145,000

Weighted average exercise price

$

0.28

$

0.46

$

0.25

$

0.28

$

0.32

At June 30, 2006, a total of 2,397,500 (2005 - 1,741,250; 2004 - 1,497,916) of the outstanding options were exercisable.

Under the amended guidance for stock-based compensation (note 2(f)), the portion of the compensation cost of the options that were granted to employees and non-employees during fiscal 2006 and 2005 that vested in fiscal 2006 and 2005 were recorded in these consolidated financial statements at the estimated fair value of the option at the date of grant.  For the year ended June 30, 2006, $211,036 of stock based compensation was recorded as to consulting fees ($190,475), management fees and other ($1,804) and research consulting fees - related parties ($18,757).

The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2006

2005

Dividend yield

0.0%

0.0%

Expected volatility

72.03 - 78%

92 - 115%

Risk-free interest rate

3.93 – 4.43%

2.83 - 3.01%

Expected average option term

2 – 5 years

2 years

The weighted average fair value of the options granted to non-employees during the year ended June 30, 2006 was $0.31 (2005 - $0.24) per option.

7.

Share capital (continued):

(g)

Share purchase warrants:

The continuity of share purchase warrants is as follows:

Exercise

June 30,

June 30,

Expiry date

price

2005

Issued

Exercised

Expired

2006

January 14, 2006

$

0.27

2,505,000

-

(1,400,000)

(1,105,000)

-

November 4, 2006

0.45

193,000

-

-

-

193,000

March 21, 2007

0.45

51,000

-

-

-

51,000

January 26, 2007

0.67

150,000

-

-

-

150,000

January 26, 2007

1.34

150,000

-

-

-

150,000

September 6, 2007

0.30

-

2,020,000

-

-

2,020,000

October 7, 2010

0.25

-

11,000,000

-

-

11,000,000

October 7, 2010

0.25

-

660,000

-

-

660,000

3,049,000

13,680,000

(1,400,000)

(1,105,000)

14,224,000

Exercise

June 30,

June 30,

Expiry date

price

2004

Issued

Exercised

Expired

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

8.

Income taxes:

Substantially all of the difference between the actual tax expense (recovery) of nil and the expected federal and provincial/state statutory corporate income tax recovery relates to losses not recognized.

The significant components of the Company’s future income tax assets and liabilities at June 30, 2006 and 2005 are as follows:

2006

2005

Future income tax assets (liabilities):

Equipment and other assets

$

(46,476)

$

6,722

Share issue costs

130,038

69,610

Losses carried forward:

Canada

1,428,212

890,368

United States

83,603

93,381

Total future income tax assets

1,595,377

1,060,081

Valuation allowance

(1,595,377)

(1,060,081)

Future income tax assets, net of allowance

$

-

$

-

At June 30, 2006, the Company has available losses for tax purposes in Canada of approximately $4,607,000 (2005 - $2,081,000) which may be applied to reduce taxable income until 2026 and losses for tax purposes in the United States of US$214,000 (2005 - US$214,000) which may be available for carry forward to 2013.

9.

Financial instruments:

As at June 30, 2006 and 2005, in all material respects, the carrying amounts for the Company’s cash and cash equivalents, accounts receivable, amounts due from related parties and other receivables and accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.

10.

Subsequent events:

On August 25, 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 per unit for gross proceeds of $5,435,325.  Each unit is comprised of one prepaid warrant (“Prepaid Warrant”), each convertible into one common share of the Company at no additional cost immediately following the closing of the placement and one 65% warrant (“Warrant”).  Each Warrant will entitle the holder to purchase an additional common share of the Company at a price of $0.50 for two years. All securities will be subject to a hold period expiring on December 11, 2006.

10.

Subsequent events (continued):

Finder’s fees of $322,003 were paid (of which $283,024 was paid to a director of the Company) and 177,778 finders warrants were issued, which will entitle the holder to purchase an additional 177,778 common shares at a price of $0.50 until August 10, 2008.

The Company is negotiating a lease agreement for its location in Scottsdale, Arizona and the lease agreement, while substantially complete, had not been signed as of October 12, 2006. The agreement, as currently negotiated, calls for US$46,725 per month. The Company took possession of the space and the lease commenced on September 18, 2006. The term of the lease is 10 years. The final payment terms with respect to leasehold improvements are being negotiated.

Anticipated minimum annual rentals, based on anticipated commencement date of September 18, 2006:

2007

$

523,367

2008

628,041

2009

628,041

2010

628,041

2011

628,041

Thereafter

3,140,200

Total

$

6,175,731

11.

United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are substantially the same as measurement principles applicable in the United States and practices prescribed by the United States Securities and Exchange Commission, except for the following:

(a)

Technology rights:

Under Canadian generally accepted accounting principles (“Canadian GAAP”), development costs for a project that meets accepted criteria for deferral and amortization, or expenditures relating to the acquisition of technology and other assets and patent and trademark rights which relate to in-process research and development, are deferred and amortized to expense in a rational and systematic manner.  Under United States generally accepted accounting principles (“US GAAP”), development costs and acquisitions that reflect in-process research and development are charged to expense when incurred.  In the Company’s case, the technology rights acquired in fiscal 2005 would be considered in-process research and development and accordingly, would be charged to expense in 2005 for US GAAP purposes.  Application of US GAAP on the accounting for other costs associated with technology rights would not materially affect the Company’s financial statements.

11.

United States generally accepted accounting principles (continued):

(b)

Stock-based compensation:

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

Under US GAAP, investments and unrealized holding gains in shareholders’ equity at June 30, 2004 would each be increased by $1,654,005.  During the year ended June 30, 2005, the investment was sold and the realized gain was included in the statement of operations and deficit for Canadian GAAP purposes (See note 11(i)).

(d)

Comprehensive income:

US GAAP requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and additional paid-in capital in the equity section of the balance sheet.

Under US GAAP, other comprehensive income (loss) for the year ended June 30, 2005, which consists of changes in the unrealized holding losses on investments, would be a reclassification to loss on the statement of operations and deficit. There was no comprehensive income (loss) for the year ended June 30, 2006.

(e)

Additional disclosures required for development stage companies:

US GAAP requires summary disclosure of all shareholders equity transactions from inception to the latest reporting period for companies in the development stage.  Share capital and additional paid-in capital transactions for InNexus and Cusil, subsequent to the June 27, 2003 transaction with InNexus, are disclosed in note 7(b).  However, the statement of deficit accumulated during the development stage only discloses changes during the periods since the year ended June 30, 2003.  Accordingly, the detailed statement of deficit accumulated during the development stage for the period from inception on July 20, 1997 to June 30, 2006 is as follows:

11.

United States generally accepted accounting principles (continued):

(e)

Additional disclosures required for development stage companies (continued):

Loss for the period ended:

December 31, 1997

$

239,511

December 31, 1998

76,113

December 31, 1999

-

December 31, 2000

-

December 31, 2001

313,560

June 30, 2002

256,878

June 30, 2003

466,862

June 30, 2004

925,913

June 30, 2005

2,177,521

June 30, 2006

2,932,875

Deficit accumulated during the development stage at June 30, 2006

$

7,389,233

(f)

Recent United States accounting standards:

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes", which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its financial statements.

11.

United States generally accepted accounting principles (continued):

(f)

Recent United States accounting standards (continued):

On September 29, 2006, the FASB issued FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- An Amendment of FASB Statements No. 87, 88,106, and 132R" ("SFAS 158"). This new standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective for the Company's fiscal year ending August 25, 2007. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 158 on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements” ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statement where as the iron curtain approach quantified misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year (s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The Company is currently evaluating the impact of SAB 108 on its consolidated results of operation and financial position.

(g)

Accounting for the issue of Series A Convertible Preferred Shares:

Note 7(d) describes the Series A convertible preferred shares and the related accounting under Canadian GAAP.  Under Canadian GAAP the transaction has both equity and debt components.  Under US GAAP such a transaction should be treated as an equity transaction unless the preferred shares meet the criteria set out in FAS 150 including an unconditional obligation to redeem the shares by transferring assets and, since there is not such an unconditional obligation, the Series A convertible preferred shares are accounted for as an equity transaction for US GAAP.

11.

United States generally accepted accounting principles (continued):

(g)

Accounting for the issue of Series A Convertible Preferred Shares (continued):

Under US GAAP the cash received on the issuance of the preferred shares has been allocated based on a relative fair value method to the warrants ($1,123,977) and Series A convertible preferred shares ($1,626,023).  The fair value of the warrants has been estimated using the Black-Scholes model under the same assumption used for Canadian GAAP purposes (note 7(e)) and the fair value of the Series A convertible preferred shares has been determined based on the market price of the Company’s common stock.  From the Series A convertible preferred shares, the intrinsic value of the beneficial conversion feature ($1,626,022) has been separately disclosed from the series A convertible preferred shares which have been given a $1 nominal value.  Under US GAAP as the shares are classified as equity, the related dividends are not included in net income.

In accordance with SEC staff Accounting Bulletin Topic 5Q “Increasing Rate Preferred Shares”, the discounts on increasing rate preferred shares should be amortized over the period preceding commencement of the perpetual dividends by charging the imputed interest against the deficit and increasing the carrying amounts of preferred shares by an equal amount. During year ended June 30, 2006 imputed interest would not be material and therefore was not recorded by the Company.

Convertible Bridge Loan:

Under US GAAP, as the Bridge Loan is convertible, it has been recorded at its face value of $250,000, and in addition, the beneficial conversion feature whose fair value was estimated using the intrinsic value method, was valued at $25,000.

Number

of units

Amount

Additional paid in capital:

Conversion option, Series A convertible preferred shares

-

$

1,626,023

Warrants, Series A convertible preferred shares

-

1,123,977

Issuance cost

-

(321,444)

Additional paid in capital - Series A convertible preferred shares and warrants

27,500

2,428,556

Add: beneficial conversion feature

-

25,000

Total additional paid in capital – Series A convertible preferred shares and warrants

27,500

$

2,453,556

11.

United States generally accepted accounting principles (continued):

(h)

Reconciliation of statement of operations and balance sheet:

A reconciliation of the loss for the years ended June 30, 2006 and 2005 under Canadian GAAP, to the loss for the year in accordance with US GAAP and to comprehensive income (loss) for the year using US GAAP, is as follows:

2006

2005

Loss for the year under Canadian GAAP

$

(2,932,875)

$

(2,177,521)

Adjustment to reconcile to US GAAP:

Technology rights (note 11(a))

  62,496

(265,610)

Interest on Bridge Loan (note 7(d))

(13,992)

-

Interest on Series A Convertible Preferred Shares (note 11(g))

 160,329

-

Loss for the year under US GAAP

(2,724,042)

(2,443,131)

Dividends

(160,329)

-

Other comprehensive loss, net of tax:

Change in unrealized holding loss on investments (11 (d))

-

(1,654,005)

Comprehensive loss for the year under US GAAP

$

(2,724,042)

$

(4,097,136)

Basic loss per share

$

(0.12)

$

(0.12)

Diluted loss per share

$

(0.12)

$

(0.12)

11.

United States generally accepted accounting principles (continued):

(h)

Reconciliation of statement of operations and balance sheet (continued):

A reconciliation of assets, liabilities and shareholders equity as at June 30, 2006 and 2005 under Canadian GAAP, liabilities and shareholders equity under US GAAP is as follows:

2006

2005

Assets under Canadian GAAP

$

1,365,446

$

710,720

Adjustment to reconcile to US GAAP:

Technology rights (11 (a))

(203,114)

(265,610)

Assets under US GAAP

$

1,162,332

$

445,110

2006

2005

Liabilities under Canadian GAAP

$

236,323

$

143,364

Adjustment for debt portion - Series A convertible preferred shares (11 g))

(1)

-

Liabilities under US GAAP

$

236,322

$

143,364

Shareholders’ equity as at June 30, 2006 and 2005 under US GAAP would be as follows:

2006

2005

Common stock

$

4,827,936

$

3,983,893

Exchangeable preferred shares

468,276

468,276

Additional paid in capital – Series A convertible preferred shares

2,428,556

-

Additional paid in capital - stock options and warrants

807,581

571,545

Deficit

(7,606,339)

(4,721,968)

$

926,010

$

301,746

Cash used in operations and provided by investments for fiscal 2005 would each be increased by $62,483 (2006 - nil) as a result of the difference in accounting for technology rights (11(a)).

11.

United States generally accepted accounting principles (continued):

(i)

Investment in Protokinetix Shares:

On May 2, 2005, the Company sold 1,600,000 shares of ProtoKinetix Inc., a US Bulletin board listed Company (OTCBB: PKTX) of Vancouver, BC (“ProtoKinetix”) held by the Company’s US subsidiary (“InNexus US”), for a gain on sale of $47,128.

In accordance with Canadian GAAP the investment was presented at original cost ($266,666) and that original cost amount remained on the balance sheet until the investment was sold at a gain of $47,128 as reported on the June 30, 2005 Consolidated Statements of Operations and Deficit as a “Gain on sale of investment”.

In accordance with US GAAP, the investment was determined to be “available for sale” under FAS115 and therefore, rather than presenting the investment at its original cost, the investment was be presented at market value. The result is an increase in the investment amount of $1,654,005 as at June 30, 2004, due to an increase in the quoted market value of ProtoKinetix from the date of the original transaction until June 30, 2004. When the shares were sold in May 2005, the actual sale amount was significantly less than the quoted market value as at June 30, 2004. This decrease from the June 30, 2004 quoted market value to the May 2, 2005 sale amount resulted in an “unrealized holding loss” on the investment in the amount of $1,654,005 leaving a gain from the sale of the investment at $47,128, which was equivalent to the gain on the sale of the investment determined under Canadian GAAP.

ITEM 18. FINANCIAL STATEMENTS.

Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.

ITEM 19. EXHIBITS.

The following exhibits are filed as part of this Annual Report:

(a)

Financial Statements and Reports referred to in Item 17

(b)

Exhibits

1.1(1)

Notice of Articles of InNexus Biotechnology Inc.;

1.2(1)

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

4.4

Revised Stock Option Plan and form of option agreement;

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

4.18(1)

Consulting Agreement between InNexus Biotechnology Inc. and Karl Cahill dated for reference December 1, 2004;

4.19(1)

Co-development Agreement between us and Epitomics Inc. dated January 2005;

4.20(1)

Collaborative Research Agreement between us and Mayo Clinic dated May 2005;

4.21

Collaboration Agreement between us and Affimed Therapeutices AG date April 2006;

4.22

Collaboration Agreement between us and BioInvent International AB dated September 2006;

4.23

Collaboration Agreement between us and EvoGenix Limited dated October 2006;

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

InNexus Biotechnology Inc.

Date: November 9, 2006

“Jeff Morhet

Jeff Morhet

Chairman, President, Chief Executive Officer

“Wade Brooksby”

Wade Brooksby

Chief Financial Officer

Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of InNexus Biotechnology Inc. as of October 31 , 2006:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION	OWNERSHIP

North Bioscience Inc.	British Columbia, Canada	100%
InNexus Biotechnology International Limited	Barbados	100%
InNexus Inc.	State of Washington	100%
InNexus Exchange Corp.	State of Nevada	100%

For details see Item 4 - “Information On The Company”

Exhibit 12.1

CERTIFICATION

I, Jeff Morhet, President and Chief Executive Officer, certify that:

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

Date:  November 9, 2006 2006

“Jeff Morhet”

Jeff Morhet

Chairman, President, Chief Executive Officer

Exhibit 12.2

CERTIFICATION

I, Wade Brooksby, Chief Financial Officer, certify that:

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

Date:  November 9, 2006

“Wade Brooksby”

Wade Brooksby

Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of InNexus Biotechnology Inc. (the “Company”) on Form 20-F (the “Report”), each of the undersigned, Jeff Morhet, President and Chief Executive Officer of the Company, and Wade Brooksby, Chief Financial Officer of the Company, hereby certifies pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 9, 2006

“Jeff Morhet”

Jeff Morhet

Chairman, President, Chief Executive Officer

Dated: November 9, 2006

“Wade Brooksby”

Wade Brooksby

Chief Financial Officer

Endnotes

Figure 2