Form 20-F
period 2007-06-30
INNEXUS BIOTECHNOLOGY INC
filed 2007-12-26
CIK 1278730

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

 (Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

█

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

June 30, 2007

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

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4, Canada (Vancouver office)

13208 East Shea Boulevard, Suite 200, The Mayo Clinic MCCRB Building, Scottsdale, AZ 85259, USA (Scottsdale office)

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of June 30, 2007: 52,098,253 Common Shares

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
“ADEPT”

Antibody-directed enzyme pro-drug therapy - Administration of an antibody conjugated to an enzyme, followed by administration of an inactive or pro-drug form of a chemotherapeutic drug.  The antibody-enzyme, localized to a tumor site acts on the pro-drug, converting it to an active form and kills the tumor cells in the vicinity;

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
“Drug Candidate” “DXL™” “DXL625 (CD20) “Dynamic Cross Linking™”

One of several agents identified during the research and development process that have the potential to be selected as a lead compound for human clinical studies;

Dynamic Cross Linking™;

A humanized monoclonal antibody utilizing DXL™ technology for the treatment of non-Hodgkin’s, B-Cell lymphoma;

Technology applied to modify a monoclonal antibody including the ability to “cross link” across the target antigen and expressing superior binding and therapeutic activities compared to the parent antibody;

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

We were incorporated as Cusil Venture Corporation on September 5, 1997 under the predecessor to the Business Corporations Act of British Columbia.  Effective June 27, 2003, we completed the acquisition of 100% of the outstanding shares of InNexus Inc. in a share exchange under which we issued the former shareholders of InNexus  Inc. a controlling interest in our company.  The acquisition of InNexus Inc. has been accounted for in the financial statements as a reverse takeover.  Consequently, the consolidated statements of operations and deficit and cash flows reflect the results from operations and cash flows of InNexus Inc., the legal subsidiary, for the years ended June 30, 2007, 2006, 2005, and for the period from incorporation on July 20, 1997 to June 30, 2007, combined with those of Cusil Venture Corporation, the legal parent, from acquisition on June 27, 2003, in accordance with Canadian generally accepted accounting principles.

We changed our name to InNexus Biotechnology Inc. on July 3, 2003, after completion of the acquisition.  Our principal business is the development and marketing of DXL™ technology to the pharmaceutical and biotechnology industry for the purpose of developing more effective antibody products.  See Item 4 “Information on the Company - History and Development of our Company”.

A.

Selected Financial Data.

This data is derived from our consolidated financial statements, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  United States generally accepted accounting principles (“US GAAP”) are substantially the same as Canadian GAAP as applied to us, except as disclosed in Note 12 to the consolidated financial statements, which is a reconciliation of the material differences between Canadian and US GAAP in accordance with Item 17 of Form 20-F.

Our consolidated financial statements are stated in Canadian dollars, which is the currency our financial statements are denominated in.  Unless indicated otherwise, all references to dollars in this Annual Report are to Canadian dollars.  See “Currency and Exchange Rates”

The following selected financial data has been extracted from the more detailed financial statements included herein, including our audited consolidated financial statements for the years ended June 30, 2007, 2006 and 2005, and the period from incorporation on July 20, 1997 to June 30, 2007.

The selected financial data should be read in conjunction with, the consolidated financial statements, the notes to the consolidated financial statements and management’s discussion and analysis under “Item 5. Operating and Financial Review and Prospects”.

	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003	Period from incorporation on July 20, 1997 to June 30, 2007
Income Statement Data:
Net Loss from operations (1)
Canadian GAAP	$5,132,608	$2,807,897	$2,229,050	$925,913	$466,862	$12,450,086
Net Loss for the period (1)
Canadian GAAP	$5,172,010	$2,932,875	$2,177,521	$925,913	$466,862	$12,561,243
US GAAP	$4,843,887	$2,724,042	$2,443,131	$925,913	$466,862	$12,289,897
Net Loss per share (1)
Canadian GAAP	$0.13	$0.12	$0.10	$0.06	$0.06
US GAAP	$0.12	$0.12	$0.12	$0.06	$0.06

(1)  See Note 12 to the June 30, 2007 consolidated financial statements for US GAAP reconciliation.

As at
	June 30, 2007	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003
Balance Sheet Data
Current Assets	$5,585,533	$722,954	$133,369	$489,688	$328,218
Current Liabilities	$916,191	$236,323	$143,364	$138,170	$191,114
Working Capital (Deficiency)	$4,669,342	$486,631	$(9,995)	$351,518	$137,104
Total Assets
Canadian GAAP	$7,489,030	1,365,446	$710,720	$1,002,766	$596,898
US GAAP	$7,348,413	$1,162,332	$445,110	$2,656,771	$596,898
Long Term Obligations	$1,492,142	-	-	$53,820	$107,720
Shareholders Equity
Canadian GAAP	$5,080,697	$1,129,123	$567,356	$810,776	$298,064
US GAAP	$4,940,107	$926,010	$301,746	$2,464,781	$298,064
Number of Shares (1)	52,098,253	25,881,239	22,431,239	19,141,157	13,493,353

(1)  Excludes additional 13,430,989 common shares allotted for issuance upon exchange or conversion of 2,758,594 Exchangeable Preferred Shares (500,000 of which were subsequently converted),  1,646,395 pre-paid warrants and 22,565 Convertible Preferred Shares (convertible into up  to 9,026,000 common shares), all of which can be converted or exchanged, at the option of the holder, into common shares at no additional cost.

CURRENCY AND EXCHANGE RATES

Unless indicated otherwise, all references to dollars in this Annual Report are to Canadian dollars. The table below sets out the average exchange rates for one Canadian dollar expressed in terms of United States dollars (“US$”). The average exchange rates in the table are based on the average of the exchange rates on the last day of each month in each period for each of the following periods.

U.S. Dollars Per Canadian Dollar

	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003	Six months ended June 30, 2002
Average for the period	US$0.8873	US$0.8656	US$0.8042	US$0.7454	US$0.6636	US$0.6381

The table below sets out the high and low exchange rates for one Canadian dollar expressed in terms of United States dollars (“US$”) for each of the following months.

For the month of
	June 2007	July 2007	August 2007	September 2007	October 2007	November 2007
High for the period	US$0.9453	US$0.9641	US$0.9527	US$1.0041	US$1.0527	US$1.0908
Low for the period	US$0.9322	US$0.9355	US$0.9299	US$0.9482	US$0.9996	US$0.9993

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  For example, the noon rate of exchange on November 30, 2007 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$0.9993 (US$1.00 = Cdn$1.0007).

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

Risk relating to the Company

We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future.  If we are unable to secure additional collaborative arrangements with other biotechnology companies allowing them to develop monoclonal antibody based products utilizing our DXL™ technology platform, we will not be able to achieve profitable operations.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein.   We incurred losses of $5,172,010, $2,932,875, and $2,177,521 for the fiscal years ended June 30, 2007, 2006, and 2005 respectively.  As of June 30, 2007, we had a cumulative deficit of $12,561,243, and shareholder’s equity of $5,080,697.

We are engaged in monetizing our DXL™ technology for our own product development projects whether independently, through collaborations, with strategic partners and/or through business development activities for the licensing of our technologies and services.

We expect to incur substantial operating expenses in connection with our efforts to secure such collaborative arrangements, as well as additional costs related to our research and development efforts.  We expect these expenses to result in continuing and significant operating losses during our fiscal year ending June 30, 2008 and for the foreseeable future.  We completed a significant collaborative agreement during the most recent fiscal year and will continue to negotiate with multiple potential partners for other collaborative arrangements.

There is no assurance that we will be able to secure collaborative arrangements which provide for the payment of royalties and progress payments on favorable terms or in amounts sufficient to cover our anticipated operating expenses or which provide for payment of such amounts on favorable terms and conditions.  Even if we do secure such collaborative arrangements, there is no assurance that we will be able to meet the milestone conditions for such progress Payments, or that a product utilizing our DXL™ technology platform will ever be successfully commercialized.  Even if one or more products utilizing our DXL™ technology platform are profitably commercialized, the initial losses incurred by us may never be recovered.

We need to raise additional capital to fund our operations.  The failure to do so may compel us to liquidate.  Alternatively, capital may not be available to us on favorable terms and may lead to significant dilution to our shareholders’ equity.

We will require substantial additional capital resources to further develop our DXL™ technologies , identify potential collaborators for our DXL™ technologies, enter into strategic collaborations, obtain regulatory approvals for products utilizing our DXL™ technology platform and ultimately to commercialize these products.

Developing and commercializing products utilizing our DXL™ technology platform and entering into collaborative relationships is an expensive and time-consuming process.   As of June 30, 2007, we had working capital of $4,669,342.  We anticipate we have sufficient working capital to fund our operations until October 2008. During the past fiscal year, we launched development of our first-ever product DXL625 (CD20), for the treatment of non-Hodgkin’s lymphoma (NHL) - a market now served by Rituxan™ developed by Genentech, Inc. and Biogen Idec that generates yearly, multiple billions of dollars in sales.  We are currently preparing the launch of a second cancer targeting product.  Accordingly, we will require additional capital over the next several years.   See Item 5B.  “Operating and Financial Review and Prospects – Liquidity and Capital Resources”

We intend to seek additional funding through development agreements, corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions.  Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, we may be unable to raise such financing on terms favorable to us or our shareholders, if at all.  Such financings, to the extent they are available may result in substantial dilution.

If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more or our discovery, research or development projects, discontinue our operations or liquidate our business.

We need to enter into and subsequently successfully manage corporate partnerships with third parties in connection with research, development and commercialization of products utilizing our DXL™ technology platform.  There is no assurance that any of our efforts would be successful.  Alternatively, we may not be able to enter into such partnerships on favorable terms.

Our DXL™ technologies are antibody platforms that are used with existing monoclonal antibody products to improve their therapeutic potency.  Part of our plan is to license our DXL™ technologies to third parties for use with their products.  The success of our business strategy is therefore largely dependent on our ability to enter into corporate collaborations for matters such as the development of, clinical testing of, seeking regulatory approval for and commercialization of products and technologies that use our DXL™ technologies, and to effectively manage the relationships that may come to exist as a result of this strategy.

We have entered into a number of collaborative agreements with various parties and, during the past twelve months, we have successfully concluded new collaboration agreements with EvoGenix Limited (now Peptech Limited) and Royalty Pharma.  See Item 4 “Our Collaborative Arrangements”.

At present, most of our research and development activities and funding are dependent upon our development agreement with Royalty Pharma.  We are currently seeking other corporate collaborators for our current projects, however we may be unable to establish any such development agreements on favorable terms, or at all, which will require us to fund our own development of, clinical testing of, seeking regulatory approval for and commercialization of products that use our DXL™ technologies.  We may not have sufficient capital to do so.  Even if we are successful in establishing such corporate collaborations, these collaborations may not result in the successful development of products using our technology or the generation of significant revenues.

We intend to continue to work with collaborators and new corporate acquaintances to conduct proof-of-concept and joint scientific exploration activities for the potential development of innovative products and technologies.  The amount and timing of resources to be devoted to activities by corporate collaborators are not likely to be within our direct control and, as a result, we will be unable to ensure that our current or future corporate collaborators will commit sufficient resources to research and development projects or to the commercialization of products using our technology.  Our corporate collaborators, if any, might not perform their obligations as expected, might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us and/or may dispute the ownership of technology developed under any such corporate collaboration.  There is no guarantee that we will be able to successfully manage the performance of our current and future, if any, collaborators.

Because part of the success of our business is dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources.  We also expect to dedicate substantial resources to identifying and developing relationships with potential collaborative partners.

We are establishing a new biotechnology product development business and we have one potential, product incorporating our DXL™ technologies.  If our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earnings will be impaired and may not generate revenues, cash flows or earnings.

We are in the early research and development stage and are subject to all of the risks associated with the establishment of a new business enterprise.  As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established biotechnology development business.  Examples of some problems that we may encounter include:

•

possible lack of effectiveness of our DXL™ technologies;

•

possible side effects that could arise in human or animal testing of our DXL™ technologies modified antibodies;

•

delays may be caused by lack of funding available for our DXL™ technologies;

•

lack of urgency on the part of corporate partners who have additional development initiatives under way that they may consider more important; and

•

delays in regulatory approvals.

Uncertainties may include our lack of sufficient long-term working capital necessary for us to attract and maintain the qualified personnel necessary to provide the support required for our collaborators to evaluate our technology and our dependence on attracting sufficient interest in our technology for us to achieve profitable operations.  Complications may be experienced in our attempts to modify antibodies using our DXL™ technologies, their subsequent humanization for possible use as human therapeutics, and complications that could arise during clinical trials.  Further, as part of our business strategy, we intend to continue to focus the majority of our financial, human and lab resources in DXL625 (CD20) for near term growth. Since, at present, this is our only product in development, we are dependant largely on our ability to successfully develop DXL625 (CD20) and are therefore not able to diversify the risks inherent in such development over multiple products ~~.~~ ..

We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives.  The loss of some or all of our key personnel would make it extremely difficult to manage our business operations, and in such a situation, we may not be able to develop new products.

As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives.  Specifically, we depend on the continued services of Dr. Thomas Kindt, our Chief Scientific Officer, Dr. Jur Strobos, our Chief Medical Officer, the members of our Scientific Advisory Board including chair Dr. Donald Capra, and our research team.  Consequently, our ability to retain these individuals, and attract other qualified individuals is critical to our success.  The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives.  In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotechnology companies for qualified employees is intense, and as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all.  In addition, because we do not maintain “key person” life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have material adverse effect on our business, financial condition and results of operation.

Although we have contracts with our key executives, including Dr. Thomas Kindt, our Chief Scientific Officer, Dr. Jur Strobos, our Chief Medical Officer, Jeff Morhet, our Chairman, President and Chief Executive Officer, and Wade Brooksby, our Chief Financial Officer, which include an incentive provision for the granting of stock options which vest over time and are thus designed to encourage the individuals to stay with the company, a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives.  In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

We currently rely solely on our DXL™ technologies as our primary offering.  We currently have one potential product that uses our technology.  There is no assurance we will be able to successfully launch or offer a commercially successful DXL™ product.  Our failure to successfully develop applications for our technology or collaborations with others to license our technologies will negatively impact our ability to generate revenue, cash flows and earnings.

Our DXL™ technology is our primary offering and is currently the only technology that we own.  Our DXL™ technology is still in the development stage and our research development is primarily aimed at providing scientific validation for the multiple uses of our DXL™ technology platform.  Our future success depends on our ability to enter into corporate collaborations with third parties to license and develop products that use our DXL™ technologies platform.  Unlike other companies with a diversified portfolio of technologies, we currently rely on one technology platform.  There are currently only one potential product utilizing our DXL™ technology and, although our technology has been shown to increase therapeutic activity with all of the eight antibodies tested to date, there is a risk that our technology may not work with other antibodies and that we will not be able to establish efficacy for prospective products incorporating our technology in clinical trials.  Our failure to successfully develop applications for our technology or collaborations with others to license our technologies will negatively impact our ability to generate revenue, cash flows and earnings.

There can be no assurance that we will be able to successfully develop future products, which would allow us to grow our revenues and become profitable.

We changed the fundamental nature of our company during the past year from being a technology licensing company to a product development company.  During the past year, we launched our first product, DXL625 (CD20), for the treatment of non-Hodgkin’s lymphoma and are intending to launch our second product, a cancer targeting agent based on an monoclonal antibody modified with our DXL™ technology.  There can be no assurance that we will be able to successfully develop DXL 635 (CD20) nor that we will be able to successfully launch a second proposed product or other product candidates, nor can there be any assurance that we will be able to successfully identify and develop future products that will generate revenues and make us profitable.

Our ability to continue as a going concern is uncertain.  There is substantial uncertainty related to our ability to continue as a going concern, which is dependent on our ability to obtain additional sources of financing to sustain our operations, successfully bring our technologies to market and achieve future profitable operations.

Our financial statements have been prepared on the going concern basis, which presumes we will be able to realize our assets and discharge our liabilities in the normal course of operations for the foreseeable future.  There is substantial uncertainty related to our ability to continue as a going concern as described in our June 30, 2007 audited financial statements, which is dependent on our ability to obtain additional sources of financing to sustain our operations, successfully bring our technologies to market and achieve future profitable operations.

Our ability to accomplish these things is uncertain and cannot be predicted at this time.  We may not be able to obtain adequate financing or financing on acceptable terms to meet our capital requirements and obligations, which may require us to delay, curtail or cancel further development of our DXL™ technologies.

Our financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations.  Given our history of losses and our business strategy, there is substantial doubt that we will be able to continue as a going concern.

Risk relating to the Industry

We share the same industry risks faced by companies engaged in direct research and development of pharmaceutical products.

We are a technology based product development company and as such our ability to earn revenue will be dependent largely on our ability to identify, launch and develop DXL™ technology based products and earn royalty, licensing or other revenue from those products.

The success of our DXL™ technology and therefore our ability to earn licensing and other revenue from its use will be dependent largely on the future success of prospective products which may be developed based upon it, particularly before our technology has gained general industry acceptance.  Our new product has to prove its potency in ongoing scientific study and meet other regulatory requirements before achieving FDA clearance.  Accordingly, we will be subject to the various risks relating to the biotechnology industry in general, as outlined in this section.

All potential products using our DXL™ technology platform will require research and development and will require significant testing before they can be marketed commercially.  The research and development programs of our research team and our corporate collaborators, if any, may not be successful and we may not be able to develop any commercially viable products.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative.  We are currently in the research and development stage of the first product using our DXL™ technology platform, and no studies to determine whether products based upon our DXL™ technology will be safe and effective have yet been completed.  All products using our DXL™ technology will require additional research and development, including extensive clinical testing, before any will be able to obtain the approvals of the United States Food and Drug Administration (the “FDA”), the Therapeutic Products Directorate in Canada (the “TPD”), and similar regulatory authorities in other countries to market any product commercially.  The research and development programs of our research team and our corporate collaborators, if any, may not be successful and we or our collaborators may not be able to develop any commercially viable products.  In the event that any product or products result from a research and development program, it is unlikely they will be commercially available for a number of years.

There are inherent risks in pharmaceutical research and development.  The marketability of any product developed by us and our collaborators will be affected by numerous factors beyond our control.  Failure to obtain market acceptance for some or all of these products would have a negative impact on our revenue and ability to operate profitably.

Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk.  The marketability of any product using DXL™ technology which is developed (whether by us directly or our collaborators) will be affected by numerous factors beyond our control, including:

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

Our DXL625 (CD-20) product and our DXL™ technology are in the very early stages of development.  We have just begun testing the safety and efficacy of one of our products using our technology and no product has ever been manufactured on a commercial scale.  Production and utilization of products using our technologies may require the development of new manufacturing technologies and expertise.  We or our collaborators may be unable to successfully meet any of these technological challenges, or others that may arise in the course of development.  Failure to obtain market acceptance for some or all of the products utilizing our DXL™ technology platform would have a negative impact on our revenue and ability to operate profitably.

It is uncertain whether any products we develop alone or with our collaborators will receive regulatory approval and changes in regulatory policy could cause potential delays in receiving approval and hence impede our ability to generate revenues.

The pre-clinical studies and clinical trials of any product incorporating DXL™ technology which may be developed by us and our collaborators and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, principally by the FDA in the United States, by the TPD in Canada and by other similar agencies in other countries.  Our products incorporating DXL™ technology that are developed by us or others, if any, must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.

Our current product, DXL625 (CD-20) is currently in the scientific study stage and will require significant additional work before it can be available for commercial sale.  Neither we nor any of our collaborative partners have begun the process for obtaining approval to market any product incorporating our technologies and we do not generate revenues from the sale of any such products for human use or otherwise.  Products using our technology will require significant laboratory and clinical testing, additional development and investment prior to commercialization.  Such product development efforts may not be successfully completed, we or our collaborators may not be able to obtain required regulatory approvals, and we are uncertain that any products, if developed and introduced, will be successfully marketed or achieve market acceptance.

In addition to the risk of unfavorable results of research, because the data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, the successful completion of the regulatory process is uncertain.  We or our collaborators may encounter delays, have limits imposed on us or our collaborators or on products utilizing our DXL™ technology platform or we or our collaborators may fail to obtain the regulatory approval or clearance required to commercialize products utilizing our DXL™ technology platform.  In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product.  Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us or our collaborators, if any, impose significant additional costs on our collaborators or on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits.  Accordingly, despite our expenditures and investment of time and effort, we or our collaborators may never receive any required regulatory approvals or clearances for any products incorporating DXL™ technology which may be developed by our collaborators or by us directly.

Moreover, if regulatory approval of a product is granted, such approval may entail limitations of the indicated uses for which it may be marketed.  Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and late discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.  Failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspension of regulatory approvals, product recalls, operating restrictions and criminal prosecution.  Further, additional government regulation may be established which could prevent or delay regulatory approval of products utilizing our DXL™ technology platform.

Additionally, we or our corporate collaborators are or may become subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use, generation, manufacture, storage, air emission, effluent discharge, handling, and disposal of certain materials, including animal waste, used in connection with research and development work and the manufacturing operations.  We are unable to predict the effect of these rules and future government regulation on introduction of any potential products utilizing our DXL™ technology platform, our financial condition or results of operations.

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

Potential competitors in the United States and worldwide are numerous and include pharmaceutical, chemical and biotechnology companies, educational institutions and research foundations, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than us.  Some of our competitors may develop and commercialize products that compete directly with those incorporating our technology, introduce products to market earlier than such products or on a more cost effective basis.  We may be unable to effectively develop our DXL™ technology or any other applications on a cost effective basis or otherwise.

In addition, our DXL™ technology may be subject to competition from technology or methods developed using techniques other than those developed by traditional biotechnology methods.  Our competitors compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our technology.

At present, there is only one product, our DXL625 (CD-20) which incorporates our technology, and that product is still in development.  Once our collaborators or we ourselves develop a marketable product incorporating DXL™ technology, in addition to the foregoing, our collaborators or we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.  An inability to successfully compete by our collaborators or, if we undertake direct product development, by us, could lead to us having limited prospects for establishing market share or generating revenues from our technology.  See Item 4B.  “History and Development of our Company – Our Competition”

We rely on proprietary technology, the protection of which can be unpredictable and costly.  If we cannot protect our technology, companies with greater resources than us may be able to use our technology to make products that directly compete with ours.  Additionally, third parties claiming that we infringe on their proprietary rights may be able to prevent us from marketing our technology or our collaborators from marketing any potential products using our technology or force us to enter into license agreements to do so.  Both situations may negatively impact our ability to generate revenues, cash flows and earnings.

We are actively engaged in the development of biotechnology based upon intellectual property rights thought to be validly held by us.  We have not had any problem in the past safeguarding our confidential and/or proprietary information.  We pursue patent protection for our core technologies.  The patent positions of pharmaceutical and biotechnology firms, including ours, are generally uncertain and involve complex legal and factual questions. Our DXL™ technology is the subject of patent # 6,238,667, expiring in 2018, and other pending applications.  In addition to patent protection for our intellectual property rights, we also rely upon keeping such information confidential and upon obtaining contractual non-disclosure agreements from various parties who may obtain access to our intellectual property.  We may not be able to keep such information confidential and, should competitors or other interested parties obtain such information, our biotechnology rights and competitive advantage could be severely compromised.

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

In addition, in the United States, Canada and elsewhere, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans.  Third party payers are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products.  If we or our collaborators succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow our collaborators or us to sell these products on a competitive basis.

Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for potential products incorporating our technology.  If adequate coverage and reimbursement levels are not provided by government and third party payers for uses of our products, the market acceptance of our products would be adversely affected.

Our business is dependent on the successful development and market acceptance of products utilizing our DXL™ technology platform.  Failure to obtain market acceptance for some or all of these products would have a negative impact on our revenue and ability to operate profitably.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as highly speculative.  The realization of our long term potential will be dependent upon the successful development and commercialization of products utilizing our DXL™ technology platform currently under development.  We currently have one product - our DXL625 (CD-20) which incorporates our technology.  We can make no assurance that this product will be developed successfully or receive regulatory approval.

We can make no assurance that any products based on our technology, if approved for marketing, will ever achieve market acceptance.  The degree of market acceptance of any of these products will depend on the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods, and reimbursement policies of government and third party payers.  We can make no assurance that physicians, patients and the medical community in general will accept and utilize any of these products, and the lack of such market acceptance would have a material adverse effect on our business, financial condition and results of operations.

Our technologies may become obsolete and we may not be able to meet the industry’s evolving requirements.  Failure to keep up with the technological advances and obtain market acceptance for some or all of the products using our technology would have a negative impact on our revenue and ability to operate profitably.

The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products.  The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render any products using our technology obsolete, less competitive or less marketable.  The process of developing our DXL™ technology is extremely complex and requires significant continuing development efforts and third party commitments.

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

The market price for our common shares as reported by the TSX Venture Exchange has fluctuated from $0.34 to $1.45 during the twelve month period ended June 30, 2007, $0.23 to $0.59 during the twelve month period ended June 30, 2006, $0.22 to $0.80 during the twelve month period ended June 30, 2005, and from $0.20 to $0.43 from July 1, 2007 to the date of this Annual Report.  Prior to June 27, 2003, the date we acquired InNexus Inc., we were engaged in the mineral exploration business and the historical price of our common shares may not be indicative of future stock prices.  Market prices for securities of biotechnology companies generally are highly volatile.  Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights by us or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concern over the safety of biotechnological products, future sales of our common shares or our shareholders and other factors could have a significant effect on the market price of our common shares.

We have reserved 32,371,612 common shares for future issuance, which, if issued, may cause dilution in the value of currently issued and outstanding shares.

As of November 30, 2007 we have reserved:

•

2,258,594 Common Shares for issuance on the conversion of the Exchangeable Preferred Shares

•

9,026,000 Common Shares for issuance on the conversion of the Convertible Preferred Shares

•

6,330,603 Common Shares for issuance on the exercise of incentive stock options

•

14,756,415 Common Shares for issuance upon the exercise of outstanding warrants

If such Exchangeable Preferred Shares, Convertible Preferred Shares, incentive stock options, and outstanding warrants were fully converted or exercised, the common shares issued on the aggregate conversion would constitute 38% of the then total of our share capital, which would then be 84,969,865 common shares outstanding.  The conversion of the Exchangeable Preferred Shares, Convertible Preferred Shares, incentive stock options, outstanding warrants, prepaid warrants and warrants and the subsequent resale of the common shares so issued in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.

We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options.  See Item 6B.  “Compensation – Incentive Stock Options”

Currency exchange rate fluctuations could adversely affect our operation.

Our functional currency is the Canadian dollar, and we have obligations and commitments in other currencies including United States and Barbados dollars.  Fluctuations in foreign currency exchange rates may affect our results of operations, which in turn may adversely affect reported financial figures, and the comparability of period-to-period results of operations.  We are not undertaking any foreign currency hedging strategies at this time.

We are a foreign corporation with a significant portion of our assets outside of the United States, which may make enforcement of civil liabilities difficult.

We are incorporated under the laws of the Province of British Columbia, Canada. A significant portion of our assets are located outside of the United States.  Consequently, it may be difficult for United States investors to  realize in the United States upon judgments of United States courts predicated upon civil liabilities provisions of the securities laws of the United States or any state thereof.  A judgment of a US court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the US court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends.

We do not have any intention of paying cash dividends on our common shares in the foreseeable future.  In particular, there can be no assurance that our Board of Directors will ever declare cash dividends on our common shares, which action is completely within their discretion.

We believe we were a passive foreign investment company during fiscal 2007, which may have a material affect on U.S. holders.

We believe we were a “passive foreign investment company” (“PFIC”) during fiscal 2007, which may have a material effect on US Holders.  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  See Item 10. “Taxation – U.S. Federal Income Tax Consequences.”

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.”  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The market price of our shares over the year ended June 30, 2007 ranged between $0.34 and $1.45 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

ITEM 4. INFORMATION ON THE COMPANY

A.

History and Development of our Company.

We were incorporated as Cusil Venture Corporation on September 5, 1997 under the predecessor to the Business Corporations Act of British Columbia.  On or about June 27, 2003, we completed the acquisition of InNexus Inc., a Washington corporation incorporated on July 17, 1997 and biotechnology company engaged in research and development of the next generation of monoclonal antibodies.

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

Since completing the acquisition of InNexus Inc., we have been a biotechnology company focused on the development of the next generation of monoclonal antibodies using our ‘Dynamic Cross-linking technology”.   This technology, sometimes referred to by us as “DXL™ technology”, seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effect or functions and installing new properties into antibodies.  We are a development stage enterprise and our commercial operations have not yet commenced.

We changed our name to InNexus Biotechnology Inc. on July 3, 2003, to reflect our change in business strategy.

In October of 2004, we completed the acquisition of specific antibodies to treat Coronary Heart Disease and Chronic Viral Diseases from ImmPheron Inc.  The antibodies are in the late preclinical stage of development and have demonstrated efficacy in highly relevant animal models of human disease.  We believe these antibodies are ideal candidates for potency enhancement and potential commercialization using DXL™ technology.  The acquisition of these antibodies will expand our activities to include the application of DXL™ technology to development of our own product candidates for eventual licensing to pharmaceutical partners.  This strategy will not increase the risks associated with our business.  Consideration for this acquisition was comprised of the issuance to ImmPheron Inc. of 500,000 exchangeable preferred shares, the payment of US$50,000, a royalty of 3% on net sales of an products developed by us using the antibodies and payment of 10% of all consideration received by us from third party licensees of DXL™ versions of the antibodies.

During the past fiscal year, we changed the fundamental nature of our company as we shifted from being a technology licensing company to a product development company.  This required many sweeping changes in facilities, operations, staff, collaborative partners, finance and many other areas of company, including the following.

In September, 2006, Jeff Morhet was appointed to the Board of Directors as Chairman, and was confirmed as our President and Chief Executive Officer, followed by four new additions to the Board of Directors, Larry Luke, Dr. Leroy Chiao and Wade Brooksby, our Chief Financial Officer in December 2006 and Glenn Williamson in February 2007.  In June, 2007, Jur Strobos J.D., M.D. was appointed as our new Chief Medical Officer.  Our new Scientific Advisory Board, chaired by Don Capra M.D. was formed in May 2007, followed by a number of appointments to the board.  Subsequent to the end of the fiscal year, in August 2007, Dr. Thomas Kindt was appointed as our new Chief Scientific Officer.

In October, 2006, we entered into a 10 year lease for new office and laboratory facilities on the Scottsdale, Arizona campus of the Mayo Clinic.  In March, 2007, we commenced research and development activities in our Scottsdale facilities, while continuing contract work in our Lexington, Kentucky facilities and in July, 2007 we consolidated all of our research and development activities in our new Scottsdale facilities.

In June, 2007, we entered into an agreement with Royalty Pharma, resulting in a cash infusion of US$3,000,000, including an equity investment of US$1,000,000 in our shares, as well as establishing an important collaborative development relationship with an acknowledged industry leader.  This agreement was followed by the launch of our first-ever product, DXL625 (CD20), for the treatment of non-Hodgkin’s lymphoma (NHL).  See Item 4 “Our Collaborative Arrangements”.

We are currently preparing the launch of a second cancer targeting agent, a monoclonal antibody product modified by our DXL™ technology.  There can be no assurance that we will be able to successfully launch this product or develop future products that will generate revenues and make us profitable.  See Item 3 “Risk Factors” and “Special Note Regarding Forward Looking Statements.

Other than the transactions described above, we have not made any other acquisitions and our shares are not subject to any public takeover offers.  Neither we nor any our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.

Our registered office is 2760 – 200 Granville Street, Vancouver, British Columbia, Canada.  Our executive office is located at 13208 East Shea Boulevard, Suite 200, The Mayo Clinic MCCRB Building, Scottsdale, AZ 85259.  Our telephone number is 1-(888) 271-0788.

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

B.

Business Overview.

We are a biotechnology company engaged in the development and application of our proprietary antibody modification technology known as “Dynamic Cross Linking™ (DXL™) Technology”.  The primary application of our technology is to modify the properties and potency of existing monoclonal antibodies to increase their intended therapeutic or diagnostic effect.  We are engaged in monetizing our technology for our own product development projects whether independently, through collaborations with strategic partners and/or through business development activities for the licensing of our technologies and services.  Our business strategy is focused on developing and marketing DXL™ technology to the biotechnology and pharmaceutical community for the purpose of rapidly launching and developing multiple candidates.  We endeavor to focus on early stage research and development efforts and entering into development agreements whereby we may be paid a front-end payment, milestone payments, and/or royalties for the use of our technology, internal expertise for rapid R&D and products developed with DXL™ technology.  We are focused on developing products and moving them through a transaction which will provide additional funds to us, creating additional products.

We are a development stage enterprise.  We currently have one product that uses our technology.

Antibodies have long been recognized as one of nature’s most highly effective way of dealing with disease and foreign microorganisms.  One of the primary features of an antibody is its ability to selectively seek out and bind to specific target features located on cells or microorganisms (called “antigens”) without binding to or damaging other cells or microorganisms.  This feature makes antibodies an ideal pharmaceutical platform since, as long as the user has correctly identified an antibody with the right specificity, it will reliably seek out and “target” exactly what is intended.  Because of this ability, many industry participants have expended considerable effort over the past several decades in identifying and classifying antibodies.

Researchers have found that there are thousands of naturally occurring antibodies or ones artificially induced by immunization with antigen, which target a wide variety of antigens and potentially a wide variety of potential medical uses.  Researchers also developed methods of manufacturing a large supply of engineered forms of antibodies, termed “monoclonal” antibodies (MAb).    Researchers have found that some of these antibodies have useful targeting and therapeutic characteristics in their natural form but most could only target, not treat.  In other instances, such natural, unmodified forms of antibodies have had to be combined or “conjugated” with another, toxic substance, to allow them to be useful for therapy.

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

Further research led to the development of a second generation of MAbs using “humanization” to make a MAb compatible for human subjects and other technology.  There have also been advances in the development of processes to allow the cost effective production of MAbs such as large scale fermentation of antibody producing cells, the transfection of antibody genes animals such as cows and goats, allowing antibodies to be harvested from milk and even the transfection of antibodies into plants such as corn.  These collective efforts have resulted in significant, although still limited commercial success, for antibody based pharmaceuticals.  MAbs now account for more pending and product approvals than any other sector of the biotechnology industry.  Current annual sales in this sector have reached approximately $4 billion and are projected to reach close to $50 billion by next decade.

In spite of the present and anticipated future commercial importance of MAb-based pharmaceuticals, there are still a number of significant limitations to the growth of this area.  Most of the existing and pending MAb products are naked or “unconjugated” monoclonal antibodies, which have naturally occurring usefully targeting and therapeutic characteristics.  This group of MAb’s is relatively rare.  In most cases, although antibodies have the ability to effectively target almost any type of diseased cells, their targeting is often not medically useful.  In effect, most MAb’s “target, but do not treat”.  As a result, although researches have now identified and described thousands of antibodies, many of which bind to medically useful target antigens, very few have therapeutic application, and therefore product potential, in their natural state.  This fact is giving rise to the development of the next generation of antibodies through application of antibody modification technology, such as our “DXL™ technology”.

Our mission is to become the leader in the development of a new generation of DXL™ -modified monoclonal antibodies that have significantly improved therapeutic potency and novel properties over un-modified monoclonal antibodies.  Although no studies have yet been undertaken in patients, we believe that there is now ample evidence through in vitro and animal testing, that DXL™ versions of a number of monoclonal antibodies are significantly more potent and more effective than un-modified antibodies.

Plan of Operation

We are currently focused on developing our first product – DXL625 (CD-20) – as well as pursuing additional collaborative development arrangements and preparing for the launch of our second proposed DXL™ product.  To achieve this goal, we have budgeted $5,400,000 to be spent on research and administration for the fiscal year ended June 30, 2008.   This amount is comprised of a budget of $1,825,000 for research activities on DXL™ versions of antibodies, $764,000 for new lab equipment, furniture and fixtures, $480,000 for business development, $180,000 for investor relations and $2,151,000 for all other activities, including general and administrative expenses.  Having completed private placements of $505,000 in September 2005, $2,750,000 in October 2005 and $5,435,325 in August 2006, we believe we have sufficient funds on hand to satisfy these funding requirements to June 30, 2008 and through approximately November 30, 2008, in the absence of any additional equity funding or licensing revenue.

Business Strategy

In this coming year, as we continue to progress our company, we believe we are well positioned to take advantage of market trends as antibody-based products are widely expected to be the primary source of growth in the biotechnology industry over the next decade.  Within this space, cancer therapeutics are expected to be the fastest growing type of product and we also believe our DXL™ technology gives us a significant strategic advantage in developing new antibody-based cancer therapeutics, such as our DXL625 (CD20), as well as other DXL™ based products.

Our technology has not yet been used in any generally recognized commercial applications, and therefore lacks validation and general industry acceptance.  We have considered multiple strategies with respect to our DXL™ technology.

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

During the past year, we launched our first product, DXL625 (CD20), for the treatment of non-Hodgkin’s lymphoma.  We are currently preparing the launch of our second product, a DXL™ modified antibody to be used as a cancer targeting agent.

Another strategy could simply be to license our technology in exchange for cash royalties.  Since our technology is not yet generally accepted by industry, this approach would require us to accept a significant discount in the amount and a delay in the timing of any license fees that we might otherwise expect to receive if our technology was better accepted.  Validation of our technology would be heavily dependent upon the success of our licensee’s product, which is not within our control.  Also, we would not expect to obtain significant industry validation until development of a product using our technology had significantly advanced, likely to at least the stage of Phase II clinical trials, the timing of which would also be out of our control.

Yet another strategy could be to enter into full corporate partnerships, where we and our corporate partner would both contribute technology (us contributing our DXL™ technology and related expertise, and our corporate partner contributing a prospective antibody product) and financial and other resources to the development of a new jointly owned DXL™ modified antibody product.  We anticipate this strategy would allow us to broaden the scope of prospective users who would be prepared to consider our technology and would also enable us to better control the quality of prospective products associated with our technology and the timeframe during which they are developed.  This would also increase the likelihood of and the speed with which we obtain validation of our technology.  However, as with the other strategies listed above, we do not currently have sufficient capital to cover our cost of a full corporate partnership.

The main strategy we have followed in the past is a combination of the last two strategies:  focusing on entering into early stage collaborative agreements with corporate partners, which involved the contribution by us of our technology and expertise and the contribution by our collaborative partner of their antibody and related product development expertise and initial funding.  This approach relied heavily on the collaborative partner to provide both significant research and development expertise as well as funding, in addition to a particular antibody.

This year, we changed our fundamental strategic approach by shifting our focus from licensing our DXL™ technology to developing our own DXL™ based products.  Our product focus also shifted from early stage products to identifying established commercial antibody products with large established markets which could be replaced by our own DXL™- modified antibody product, which would have enhanced properties such as greater therapeutic efficacy as well as new intellectual property protection.

Although DXL™ is fundamentally diverse technology with important synergies for the development of products, partners and other uses such as diagnostics; we believe our best opportunities come from rapid product development using our DXL™ technology.  We also believe that, by focusing on existing FDA approved antibody products that can be suitably enhanced with DXL™, we can significantly reduce the time and cost to develop new products through initial development and clinical trials, which we can then offer for sale or collaborative development to large biotechnology and pharmaceutical companies, thereby significantly accelerating our ability to monetize our efforts.  In the coming year, we are focusing on sustaining that philosophy and launching additional products.

Our strategy for growth has the following elements:

•

Invest in DXL625 (CD20) for near-term growth;

•

Nurture our opportunity with Royalty Pharma;

•

Launch additional DXL ™ based products;

•

Capture opportunities with collaborations, licensing and/or joint activities;

Research and development investments are not our only strategy for driving growth.  We will continue to work with collaborators and new corporate acquaintances to conduct proof-of-concept and joint scientific exploration activities for the potential development of innovative products and technologies.

During the past twelve months, we have successfully concluded new collaboration and development agreements with EvoGenix Limited (now Peptech Limited) and Royalty Pharma.  See Item 4 “Our Collaborative Agreements”.  As a result of the Royalty Pharma agreement, we received a cash infusion of US$3,000,000, of which US$1,000,000 was an equity investment in our shares, and we were able to launch our first product, DXL625 (CD-20).

The foregoing is part of our strategic approach, not a prediction of success.  Although we consider this approach to be reasonable, we cannot make any assurances as to whether we will be able to negotiate agreements on this or any other basis and we cannot make any assurances as to whether any agreements will produce significant revenue or gross profit.

Provided we are able to obtain sufficient capital, we anticipate broadening our strategy to consider full corporate partnering or joint venturing arrangements which require us to offer more significant financial or research and development contributions.

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

There have also been a number of advances in the use and production of monoclonal antibodies.  Since many of the monoclonal antibodies are derived from non-human sources, early researchers often found their antibodies would produce effective laboratory results and would sometimes produce good initial results in human subjects, but would cease to be effective due to an immune response by the patient.  To counter this problem, there have been significant advances in “humanization” techniques, making monoclonal antibodies derived from non-human sources compatible for use in human subjects without eliciting an immune response.  There have also been significant industry advances in production methods, so that most antibodies can now be reliably be produce d in volume at relatively low cost.  These advances have allowed the development of some highly successful anti-body based products, such as IDEC’s Rituxan TM which is approved for the treatment of non-Hodgkins, B-cell lymphoma, and have led some industry sources to predict that, over the next 10 years, one third of all new pharmaceutical products introductions will be based on monoclonal antibodies.

In spite of many advances, there are some serious limitations to the growth of this sector.  Most of the current antibody-based products in use or in development are based on monoclonal antibodies with native abilities to seek out, bind to and treat medically useful targets, but these are rare.  Although researchers have now identified thousands of monoclonal antibodies which can reliably seek out and bind to their targets, very few of them actually produce medically useful results.  In effect, most monoclonal antibodies “target, but do not treat”.  As a result, of the thousands of monoclonal antibodies produced by industry to date, very few offer product potential in their natural state, without modification.  This fact is giving rise to the development of the next generation of antibodies through application of antibody modification technology, such as our “DXL™ technology”

Our DXL™ technology

Our Dynamic Cross-linking (DXL™) Technology was developed in 1994 by Dr. Heinz Kohler. The term “Dynamic Cross-linking” or  “DXL™” antibodies was coined by us to refer to those extremely rare but highly potent antibodies found in nature or, with the application of our technology, developed synthetically.  One such naturally occurring antibody was first described by Briles, Forman, Hudak & Claflin in hallmark scientific study published in 1984 (Eur. J. Immunol, 14: 1027-1030, 1984).  In that study, researchers investigated the effect of a number of antibodies on an extremely virulent and lethal bacterial infection in mice known as S. pneumoniae.  The researchers tested a number of antibodies to phosphorocholine (PC), which is present on bacterial cell walls.  They found that these antibodies required large doses to provide even modest protection while one - T15 antibody – required only a few micrograms to provide full protection.  Researchers administered 20ug of the antibodies to the mice, followed by graded doses of bacteria and counted the number of mice still alive after 10 days. They found that as few as 10 bacteria, untreated, were lethal to the mice. All of the anti-PC antibodies tested except for the T15 antibody, provided protection from doses up to 100 bacteria. In dramatic contrast, they found the T15 antibody could protect mice from up to 100,000,000 otherwise lethal bacteria.

This difference intrigued the inventor and our researchers and demonstrated that, unlike other therapeutically ineffective PC antibodies, the T15 antibody had the capability of self-binding or “autophillicity”, a property which we now know equates to the ability to “cross-link” or form lattices at the cell surface, when the antibody binds to its target antigen.  Dr. Kohler was able to show that it was this property that gave the T15 antibody its dramatic therapeutic effect.

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

DXL™ technology is the subject of patent # 6,238,667, expiring in 2018, and other pending applications.     ~~I~~ We acquired this patent in conjunction with our reverse takeover  acquisition of InNexus, Inc.

We acquired all other patent and rights to DXL™ technology not already transferred to InNexus Inc. under the terms of an agreement among InNexus Inc., ImmPheron Inc. and us dated February 27, 2002, in consideration of 2,500,000 Exchangeable Preferred Shares at a deemed price of $0.38 per share for a value of $950,000 (exchangeable for an equal number of our Common Shares) and the payment of US$170,000.  InNexus Biotechnology International Limited, our Barbados subsidiary, now holds all rights to DXL™ technology.  In October 2004, we acquired the rights to specific antibodies for the treatment of coronary heart disease and chronic viral diseases from ImmPheron.  Consideration for the acquisition was comprised of the issuance to ImmPheron of 500,000 Exchangeable Preferred Shares, the payment of US$50,000, a royalty of 3% on net sales of any products developed by us using the antibodies and payment of 10% of all consideration received by us from which third party licenses of DXL™ version of the antibodies

Therapeutic Applications of DXL™ technology

DXL™ technology is a process that allows us to modify existing antibodies to give them new properties without affecting their native ability to seek out and bind to their target antigens.  The technology is based on our process for conjugating special genetically-engineered, fusion proteins, which have unique properties, at a specific location on the antibody (the nucleotide binding site) which allows the protein to contact with the target antigen after binding and without affecting its binding ability.  We believe that the potential applications of this technology may prove to be very broad, depending largely on the properties of various synthetic peptides and proteins we may identify.  To date, we have identified four main therapeutic applications of our technology:

1.

INCREASED BINDING STRENGTH AND TARGETING

This property has a number of potential uses, but may be particularly useful in the area of radiotherapy, where an antibody may be conjugated with a radioactive tag which needs to be reliably and consistently bound to its intended target in order for the radiotherapy to be most effective.

2.

TRIGGERING BIOLOGICAL EFFECTS IN CELLS

By getting an antibody to “self affiliate” after binding to its target (by conjugating it with the synthetic “self affiliating” peptide originally discovered by us) and therefore allowing the antibody to cross-link to multiple surface antigens, a modified antibody appears to be able to trigger certain biological mechanisms such as cell suicide.  This effect may be particularly useful in certain therapeutic applications such as the treatment of cancer.

3.

CELL PENETRATION

After discovering and synthesizing the “self affiliating” peptide, we discovered and synthesized a second peptide which had the ability to penetrate cells, which he was also able to conjugate to antibodies using DXL™ technology.  This peptide then gave the antibody penetrate a cell membrane and “translocate” into the interior of a cell.  Our results to date indicate that we can, through this process, give any antibody the ability to pass through membranes of a cell and bind to an antigen target inside the cell without destroying the cell.  Cell-penetrating antibodies (such as those created with our DXL™ technology) may be able to trigger beneficial biological effects by accessing these internal targets or may be able to increase delivery of toxins and drugs to targets inside the cell.

4.

PRODUCTION OF VACCINES

We used our DXL™ technology to attach a special peptide to an antibody which increases the ability of the antibody to generate an immune response.  This modified DXL™ (SAb1) retains its original targeting and therapeutic characteristics, but also stimulates a significantly enhanced immune response which results in the production of anti-idiotypic antibodies (Ab2) - the mirror image of the modified Sab1 antibodies.  These Ab2 antibodies in turn stimulate a further immune response which produces a still larger quantity of third generation of antibodies (Ab3).  These Ab3 antibodies are the mirror image of the Ab2 (anti-idiotypic) antibodies, which therefore mimic and therefore have the targeting and therapeutic properties of the primary SAb1 antibody.  The result is significantly increasing the number of therapeutic antibodies in the system, offering additional protection against the pathogen the primary (SAb1) antibody was targeted against.  In effect, this process appears to address the problem of low immunogenicity and creates a vaccine in one step, without the expensive and time consuming research required by the traditional method.

OTHER APPLICATIONS

Ongoing studies with a variety of other applications are being conducted as demonstrations of the potential of our DXL™ technology for other applications.  We anticipate that the number and type of potential applications for our technology will grow as we identify additional fusion peptides with unique characteristics that we can conjugate to an antibody using our technology.  We also anticipate that new potential uses for our technology will come to light along with other industry developments in the use of monoclonal antibodies.

Principal Products and Services

DXL™ technology seeks to improve upon the therapeutic potency of second generation (humanized) monoclonal antibody products by increasing their ability to bind to their target antigen, enhancing their potency, and installing new properties into the antibodies such as the ability to trigger cell suicide.  There are a number of reasons why our technology platform should appeal to potential partners, including the ability to:

a)

convert existing, not product grade, antibodies into ones with product potential (this probably represents the largest potential use of the technology platform with thousands of such antibody candidates);

b)

increase potency and thus profitability of existing products (assuming increased product efficacy will increase sales revenue and therefore profitability of the product);

c)

extend patent life of FDA-approved products (there are currently over 30 approved and pending antibody products; such products have consumed one-half to two-thirds of their patent life before reaching the product approval stage);

d)

offer the ability, in certain circumstances, to create products which compete with established products without infringing existing patents on antibody diagnostic and therapeutics (each antibody developed with the DXL™ technology platform likely represents a new, patentable invention; this allows partners and us to pursue products and markets in which there are already established competitors, although, in some circumstances it may be necessary to obtain certain licenses in addition to patent rights pertaining to the new DXL™ technology conjugated antibody); and

e)

create new uses and large new markets for antibody products which did not previously exist (this includes the use of cell-penetrating antibodies which can bind to intracellular targets and antibody-based vaccines).

We currently have one product.  We intend to primarily develop the DXL™ technology and jointly develop prospective products based on our technology with collaborative partners.  We will need to raise additional capital to fund our internal research and development efforts to develop our technology or, if we enter into collaborative agreements which require us to cover a portion of the research and development costs (of which none now exist), to fund our obligations under such prospective agreements.  We do not have any revenue or sources of capital other than the sale of our equity shares by private placement or public offering.  We cannot provide any assurance that we will be able to do so on favorable terms or at all.  Provided we are able to obtain adequate financing, we will seek to develop our existing DXL™ technology and to develop additional prospective products and technologies through internal research and development.  We intend to eventually selectively acquire exclusive DXL™ rights to antibodies, and thereafter, subject to obtaining sufficient capital and further expanding our existing research and development capabilities, expedite development of our own prospective DXL™ based products.

Research and Development

Within the last 12 months, we have transformed our research team from a small group of contract individuals to a much larger team of in-house scientific and FDA experts.  We now have a growing team of 22 scientists and staff in our Mayo-based facility, backed up and directed by our Scientific Advisory Board.   We believe that our planned research and development efforts will demonstrate the superiority of DXL™ technology to the native form of antibodies.  Where funding allows, we may also acquire complementary antibodies and technologies directly or under license as part of our internal research and technology development efforts.

Our long-term goal is to invest all of our financial, human and lab resources in DXL625 (CD20), nurture our relationship with Royalty Pharma, launch additional DXL™ based products, use the result of our research and development efforts to secure licensing and collaborative research and development arrangements with third parties to jointly commercialize products and technologies related to our DXL™ technology.  Our research and development efforts are expected to be ongoing, multi-year programs.

Intellectual Property, Patents and Licenses

The first description of an antibody that possessed DXL™ properties was reported in 1987.  A series of studies were carried out between 1987 and 1994 demonstrating the superior potency and utility of such rare antibodies in various animal models.  Toward the end of that period, Dr. Kohler and colleagues were able to define and re-create the molecular basis for the antibody’s enhanced potency.  Parallel to this development was our discovery of site-specific conjugation.  Employing this method of conjugation provided the impetus for creating the first artificial DXL™-modified antibody.  Expansion of the technology to other peptides that impart different properties to antibodies expanded the technology base to virtually all current applications of monoclonal antibodies.  This research has served as the basis for the filing of a series of patent applications with the first DXL™- patent (# 6,238,667) granted in May, 2001 (expiring 2018).  A CIP (continuation-in-part) has also been filed describing and claiming novel fusion proteins of antibodies incorporating these peptides.  This CIP (continuation-in-part) expands DXL™ technology to genetically-engineered versions of antibodies.  The U.S. patent is filed worldwide as a Patent Cooperation Treaty (“PCT”) application which will allow patenting in most of the countries in the world.

We acquired our intellectual property rights to DXL™ technology through our acquisition of InNexus Inc. and under agreements with ImmPheron.  We acquired the rights to DXL™ technology, including the patent #6,238,667, expiring in 2018 and other pending applications (CIP 09/865,201, filed August 15, 2002, Provisional 60/407,421, filed September, 2002 and 60/451,980, filed March 5, 2003).  We intend to file additional inventions of our own that expand the original coverage of the U.S. DXL™ technology patent.

We believe that any antibody employing DXL™ features will likely be deemed a New Chemical Entity (NCE) and as such would be patentable (although, in some circumstances, it may be necessary to acquire additional licenses or other intellectual property rights to be able use such NCE in a commercial product).  It is our intention that each NCE, created by our technology platform, will become the property of the partner funding the research and will be provided in the form of a license from the parent patent.

We believe that we have a well-protected intellectual property position with respect to our DXL™ technology.  In the future, we may license or acquire rights to additional existing patents that will expand our intellectual property base.  We intend to apply an intellectual property protection policy as we acquire additional intellectual property rights.  All potentially valuable intellectual property will be identified by the originator, and classified by us in terms of its sensitivity.  All sensitive documentation related to the intellectual property is protected and kept in secure areas.  All our employees will be required to execute agreements containing confidentiality clauses, which assign any new intellectual property to us.  Where appropriate, and consistent with management’s objective, patents are pursued as soon as the concepts have been validated through appropriate laboratory work.  To that end, patents will continue to be sought on components or concepts that our management perceives to be essential.

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

Our Competition

We hold the exclusive rights to the DXL™ technology and are not presently aware of any other technologies that directly compete with our DXL™ technology.  New technologies are being developed on a continuous basis in our industry and there may be other technologies now in existence or under development, which may compete directly or indirectly, with DXL™ technology.  There are a number of companies and academic institutions and their licensees we are aware of which may compete with one or more aspects of our DXL™ technology or, with the use of a different technology platform, might offer antibodies with higher potency or novel properties.  Based on publicly available information, we believe our potential competitors include:

a)

Vanderbilt University

Vanderbilt is the holder of two fundamental patents, which claim antibody conjugates with cell-penetrating features. The patents claim the same MTS (membrane translocating sequence) as is claimed in DXL™ technology.  Our DXL™ technology patent employs a conjugation approach that was not envisioned in the Vanderbilt patents.  As such there are no claims in the patents in common.  Although there may be no patent conflict, we believe that Vanderbilt’s patents may be a source of competition, as it may already have and may in the future reduce the number of potential licensees of the DXL™ technology patents for the application of cell-penetrating SuperAntibodies.  This does not impact licensing of any other DXL™ types.

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

DXL™ technology allows antibodies to achieve a higher level of therapeutic usefulness.  All of these competing technologies may also lay claim to increasing potency of native form of antibodies.  However, we believe that for the most part, they do so by using complex or potentially toxic agents conjugated to antibodies.  Our DXL™ technology uses only simple proteins or peptides with no inherent toxic potential.

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

Marketing Plan

We are a development stage company and do not have any commercialized products.  Our only product at this time – DXL625 (CD-20) is in the scientific study stage, and is not ready for commercial sale.  Our marketing efforts to date have been focused on securing collaborative arrangements with prospective industry partners and efforts to gain general industry acceptance of our DXL™ technology.

We plan to market our DXL™ technology to the pharmaceutical community by directly contacting potential collaborative partners.  Currently, our officers engage in marketing activities under the direction of Jeff Morhet, our President and Chief Executive Officer.  Our goal is to contact decision makers in companies working on therapeutic antibodies and presenting them with information on the potential benefits of our DXL™ technology.  The intent of this program is introduce and increase awareness of DXL™ technology over the long term so that companies, as they enter into strategic planning discussions for their own product applications, will consider the use of our DXL™ technology.

In the future, we intend to expand our marketing efforts through presentations at major scientific meetings and trade shows, including events sponsored by Biotechnology Industry Organization, the professional organization representing the bio-technology industry.

Additional marketing efforts include maintaining our website at www.innexusbiotech.com.  We also disseminate news releases announcing material developments related to our business and our DXL™ technology.

Our initial marketing efforts will focus on targeting established pharmaceutical and biotechnology companies that could use our DXL™ technology to improve on the effectiveness of their existing monoclonal antibody based products.  The worldwide market for antibodies for therapeutic and diagnostic imaging applications is estimated to reach $26 billion by 2010.  According to the Pharmaceutical Research and Manufacturers of America, monoclonal antibody products represented approximately 27% of all biotechnology products in development by its members.  Industry sources estimate that there are currently 260 biotechnology companies worldwide involved in the development of at least 700 antibody-based products.  Approximately 220 of these products were in clinical trials.

Our Collaborative Arrangements

Protokinetix, Inc.:  On August 18, 2003, we announced that we had granted a license to Protokinetix, Inc. (OTCBB: PKTX) of Vancouver, B.C. for the use of our DXL™ technology with up to 3 antibodies.  The DXL™ technology will initially be used with antibodies to the RECAF receptor.  Under the terms of this agreement, Protokinetix, Inc. issued us 1.6 million of its restricted shares and agreed to pay us a cash licensing fee of US$60,000, ongoing fees and payment towards research and development costs for the development of monoclonal antibodies utilizing DXL™ technology, as well as cash payments on the achievement of certain milestones.  Based on the trading price of Protokinetix shares on the OTC Bulletin Board at the time of the announcement, we recognized $266,666 as revenue.  On May 2, 2005, these shares were sold for $313,794 (US$250,000), resulting in a gain on sale of this investment of $47,128  ~~(see “Sale of Shares of Protokinetix”)~~ ..   With Protokinetix, we have been paid for the right for Protokinetix to use our DXL™ technology to modify antibodies of its choosing, and are obligated to pay for any such work done on its behalf.  Protokinetix has not yet identified any antibodies that they would like to modify using our DXL™ technology.  We will also receive a royalty on the gross sales of any products developed by Protokinetix, Inc. using DXL™ technology.  If Protokinetix becomes insolvent or fails to make payments under this agreement when due, we may terminate this agreement after providing them with 30 days prior written notice.

Corixa Corporation:  We entered into a research and development agreement and a license agreement with Corixa Corp. (NASDAQ:CRXA) of Seattle, WA in September of 2003.  The research and development agreement would allow both parties to perform a collaborative study to evaluate the feasibility and potential for DXL™ technology to be used with certain of the proprietary monoclonal antibodies and monoclonal antibodies under development by Corixa.  As part of the agreement, we granted Corixa an exclusive option with respect to each monoclonal antibody (“MAb”) evaluated and certain exclusive worldwide licenses.  We have agreed not to contact or collaborate with other companies for the use of the DXL™ technology with any antibodies evaluated.  The option for each MAb shall continue for 18 months after initiation of studies with such MAb.  Corixa may terminate this agreement after providing us with 15 days prior written notice in the event that we have not furnished to Corixa the study reports as anticipated under the agreement.  Currently, the first MAb in the agreement has been converted to a DXL™ and tested in their laboratories; Corixa has decided not to further develop it at this time due to a change of focus by its parent company.  It is anticipated that a large number of the antibodies will be evaluated under the research and development agreement but with only a limited number having the license triggered.  The collaboration has not resulted in an antibody for which Corixa has moved forward and therefore there are no annual fees due at this time.

Upon exercise of the option by Corixa under the research and development agreement, the license agreement becomes effective automatically.  The license agreement with Corixa is for the worldwide development and marketing of certain MAbs, modified by DXL™ technology, for human use.  On exercise of the option, Corixa is required to pay a license fee in the amount of US$250,000 to us and the particular MAb shall become a Corixa antibody for purposes of the license agreement.  On each anniversary of payment of the license fee, Corixa shall pay us the sum of US$60,000 as an annual fee to maintain the license in good standing for the next 12 months.  Additional milestone payments and royalties may be payable depending on the results of clinical trials.  We will offer assistance to Corixa on an “as needed” basis upon request by Corixa.  Corixa may terminate this agreement on 30 days notice on a country-by-country basis or on a product-by-product basis.  In the event of a material breach, the non-breaching party may terminate this agreement on 60 days notice.

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

Affimed Therapeutics AG: In April of 2006, we entered into a collaboration agreement with Affimed Therapeutics AG.  Under the terms of the agreement, the companies will complete feasibility studies at a total cost of US$60,000, to be shared equally between the companies, and we will have a right to license one of Affimed’s antibodies while Affimed will have the right to license DXL™ technology for one antibody.  The exercises of such rights are expected to trigger payments in the form of licensing fees, milestone payments and sales royalties.  The agreement will expire on the expiration of the license option period arising after completion of the feasibility studies, however either party may terminate this agreement on 30 days notice.   Any Intellectual Property created by the collaborators is to be jointly owned by the collaborators.

EvoGenix Limited: In October 2006, we entered into a collaboration agreement with EvoGenix (ASX:EGX) to evaluate the use of InNexus’ DXL™ technology in combination with an antibody for the treatment of certain viral infections.   We will, at our own expense, conjugate the antibody provided by EvoGenix with our technology and tests will be performed on the combined materials by both parties.  Any Intellectual Property created by the collaborators is to be jointly owned by the collaborators.  The agreement is for a term of 12 months and may be terminated at anytime by either party with written notice.

BioInvent International AB:  In September of 2006, we entered into an agreement with BioInvent (SAX:BINV) for the provision of InNexus DXL™ technology with a BioInvent therapeutic antibody, targeting cancer.  Under the agreement the parties will perform collaborative R&D aimed at a single target.  Any Intellectual Property that may be created will be the sole property of BioInvent, however such creation will trigger the creation of a license agreement to the benefit of InNexus, the details of which have not been disclosed.  The agreement may be terminated at any time by mutual agreement and otherwise terminates upon completion of the work plan or successful completion of a license agreement.

Peptech (EvoGenix) Limited: In October 2006, we entered into a collaboration agreement with EvoGenix, which was subsequently acquired by Peptech Limited (ASX:PTD; AIM:PTDx) on August 17, 2007.  The merged entity, proposed to be renamed Arana Therapeutics Limited, will focus on developing antibody/protein-based products for the treatment of inflammatory diseases, bone disease and cancer and is well positioned to become a significant player in the worldwide antibody and protein therapeutics sector.  Our agreement is to evaluate the use of InNexus’ DXL™ technology in combination with an antibody for the treatment of certain viral infections.  If the technology is proven to enhance antiviral activity, we will participate in the development of a new generation of high value therapeutic products.  This collaboration contemplates an exploratory use of DXL™ technology.

Royalty Pharma: In June 2007, our subsidiary, InNexus Biosciences (Barbados) Inc., entered into an agreement with RP Dynamic Cross Linking LP (“Royalty Pharma”) to sell rights to potential advance revenues for DXL™ products to be developed with specific limited technology rights owned by us and a specific antibody selected by Royalty Pharma.  We received US$2,000,000 for the sale of 50% of the future revenues earned for the developed product from the selected antibody.  The agreement also provides Royalty Pharma the right to purchase a revenue interest in a second product for an additional US$2 million plus an additional mutually agreed amount to reflect additional development and other costs for the second DXL™ product.  The total purchase price for the revenue interests will require Royalty Pharma to pay an additional $30 million if they wish to retain the original 50% of revenues earned from the two products.   In addition, Royalty Pharma has paid for the purchase of 1,096,890 of our common shares at a price of $1.01 per share for a total additional investment of US$1,000,000.  These proceeds will be used to fund development of the first antibody product under the Agreement.

Regulatory Requirements

We believe that the primary initial market for products developed using DXL™ technology will be in the United States and therefore the regulatory requirements in the United States are of primary concern to us, although the regulatory requirements in other jurisdictions will likely also become relevant and will have to be dealt with in conjunction with meeting United States requirements.  The manufacturing and marketing of any potential products using our technology and certain areas of research related to them are subject to regulation by governmental authorities in the United States and in other countries.  United States federal authorities potentially involved in the regulation of pharmaceuticals includes the FDA, the Department of Agriculture, and the Environmental Protection Agency.  In Canada, these activities are regulated by the Food and Drug Act and the rules and regulations promulgated thereunder, which are enforced by the TPD of Health Canada.  The regulatory processes in Canada and the United States follow similar essential steps although timing and results may be different.

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

A.

Organizational Structure

The following chart sets out our corporate structure and our ownership interest in each of our subsidiaries:

InNEXUS BIOTECHNOLOGY INC. formerly Cusil Venture Corporation (British Columbia, Canada)

InNexus Biotechnology International Limited 100% (Barbados)	InNexus Bioscience (Barbados) Inc. 100% (Barbados)	InNexus Inc. 100% (Washington, USA)	InNexus Exchange Corp. 100% (Nevada, USA)

North Bioscience Inc. 100% (British Columbia, Canada)

B.

Property, Plants and Equipment.

We do not own any real property.  Our administrative and laboratory research facilities are located at 13208 East Shea Boulevard, Suite 200, the Mayo Clinic MCCRB Building, Scottsdale, AZ 85259 and at Suite 2760 – 200 Granville Street in Vancouver, British Columbia, Canada V6C 1S4.  Our premises in Scottsdale, Arizona consist of approximately 16,909 square feet, with 5,024 square feet of office space and the balance being laboratory and laboratory support space.  Our lease is for a period of ten years commencing October of 2006.  The base rent for our Scottsdale location is US$55,902 per month.  Our Vancouver offices are located at Suite 2760 – 200, Granville Street, Vancouver, BC V6C 1S4 at a cost of $850 per month, and the lease agreement can be terminated on 30 days notice, without further obligation.  We employ our senior management and provide project management capabilities through these locations.  Beginning March 16, 2007, research and development was carried out at the Company’s Scottsdale, Arizona and Lexington, Kentucky locations.  Prior to March 16, 2007, research and development was conducted on a contract basis by ImmPheron in Lexington, Kentucky.  Beginning July 3, 2007, all research and development was conducted at the Scottsdale location and the Lexington, Kentucky lab ceased operations.

We currently have 22 employees and also contract other consultants and carry out additional research through or with corporate partners through various locations in North America.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP, and are stated in Canadian dollars as the denomination of our financial statements.  Please see “Currency and Exchange Rates”.

You should read the following discussion in conjunction with our financial statements and the notes thereto referenced in this report under Item 17, including our audited consolidated financial statements for the years ended June 30, 2007, 2006 and 2005, and for the period from incorporation on July 20, 1997 to June 30, 2007.

Note 12 to our audited consolidated financial statements is an explanation and reconciliation of all material differences between Canadian GAAP and US GAAP, as they pertain to our financial statements, in accordance with Item 17 of Form 20-F.

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

Overview

We operate in the biotechnology industry, focusing on the development of pharmaceutical products based on monoclonal antibodies.  All potential products using our DXL™ technologies platform will require further research and development and will require significant testing before they can be marketed commercially.  To date, we have one product – DXL 626 (CD-20) - incorporating our DXL™ technologies.

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

We are engaged in monetizing our technology for our own product development projects whether independently, through collaborations with strategic partners and/or through business development activities for the licensing of our technologies and services.  Our business strategy is focused on developing our own DXL™ based products and marketing DXL™ technology to the biotechnology and pharmaceutical community for the purpose of rapidly launching and developing multiple candidates.

Our DXL™ technologies seek to improve the therapeutic potency of existing monoclonal antibodies by increasing binding to the target antigen, enhancing antibody effectiveness and installing new properties into antibodies.  See Item 4.B “Business Overview – Principal Products and Services”.

Although DXL™ is a fundamentally diverse technology with important synergies for the development of products, partners and other uses such as diagnostics; we believe our best opportunities come from rapid product development using our DXL™ technology.  We also believe that, by focusing on existing FDA approved antibody products that can be suitably enhanced with DXL™, we can significantly reduce the time and cost to develop new products through initial development and clinical trials, which we can then offer for sale or collaborative development to large biotechnology and pharmaceutical companies, thereby significantly accelerating our ability to monetize our efforts.  In the coming year, we are focusing on sustaining that philosophy and launching additional products.

Our success will be dependent upon attaining widespread acceptance of our technology as a means of improving the effectiveness of monoclonal antibodies for therapeutic purposes.  Since DXL™ technology is not yet considered proven technology, our ability to secure collaborative partners will be dependent largely on our ability to provide scientific validation for the multiple uses of our platform.

Laboratory studies of our first product candidate, DXL625 (CD20), for the prospective treatment of non-Hodgkin’s lymphoma, indicated that DXL625, an anti-CD20 monoclonal antibody enhanced with our DXL™ technology, may afford greater potency, binding affinity, and related characteristics, than the parent compound.  Our study utilized CD20 antibodies integrated with DXL™-peptide.  The modified antibodies were observed to have a higher binding affinity than the parent molecule.  DXL™-anti-CD20 antibodies were also seen as more potent inducers of apoptosis in cell-based assays.  DXL™-anti-HER2 antibodies were significantly more potent than the parent antibody in slowing tumor progression in a xenograft disease model.

We may also, where funding allows, as a secondary strategy, acquire rights to antibodies, which we will then conjugate new monoclonal antibodies using our DXL™ technology to concurrently develop additional products and technologies.  We do not have sufficient capital and other resources to independently develop and commercialize a monoclonal antibody based product at this time, and will need to raise additional capital to fund our continued research and development efforts.

We have entered into an agreement, with Immune Networks Ltd. (“IMM”), which provided for a sub-license of the 1F7 antibody.  IMM is currently in default of its agreement and consequently we may not have the license rights to 1F7 which our agreement with IMM provides for.   ~~Since we do not intend to actively pursue the direct independent development of DXL™ technologies enhanced antibodies at this time, w~~ W e do not anticipate this default will significantly affect our current operations.

In October of 2004, we acquired specific antibodies to treat Coronary Heart Disease and Chronic Viral Diseases from ImmPheron Inc.  The antibodies are in the late preclinical stage of development and have demonstrated efficacy in highly relevant animal models of human disease.  We believe these antibodies are ideal candidates for potency enhancement and potential commercialization using DXL™ technology.  The acquisition of these antibodies will expand our activities to include the application of DXL™ technology to development of our own product candidates for eventual licensing to pharmaceutical partners.

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

During the past fiscal year, we shifted our corporate focus from technology licensing to product development, resulting in a number of changes to our facilities, operations, staff, collaborative partners, finance and many other areas of company.  In October, 2006, we entered into the lease of our new office and laboratory facilities on the Scottsdale, Arizona campus of the Mayo Clinic.  In March, 2007, we commenced research and development activities in these facilities, while continuing contract work in our Lexington, Kentucky facilities and in July, 2007 we consolidated all of our research and development activities in our new Scottsdale facilities.  We also made numerous changes in our senior management, and scientific advisory board, and hired a new team of in-house researchers and other staff.   In June, 2007, we entered into our collaborative agreement with Royalty Pharma and launched our first product, DXL625 (CD-20).  See also Item 4 “Our Collaborative Agreements”.

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

Within the last 12 months, we have transformed our research team from a handful of contract individuals to a world class team of in-house scientific and FDA experts.  We now have a growing team of 22 scientists and staff in our Mayo-based facility, backed up and directed by an interactive and engaged world-class Scientific Advisory Board.  We believe that our planned research and development efforts will demonstrate the superiority of DXL™ technology to the native form of antibodies.

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

We have a history of losses; and have not yet generated any revenues, other than interest revenue related to money held on deposit and proceeds from licensing and development agreements.. Our continuation as a going concern is uncertain and dependent on successfully bringing our technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain our operations, the outcome of which cannot be predicted at this time.

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

Amortization

Laboratory equipment, computer hardware and software, and office equipment are recorded at cost and amortization is provided on a straight-line basis at 20%, 30% and 20% per annum respectively, commencing from the time the asset is put in use.  Leasehold improvements are recorded at cost and amortized over the shorter of the assets’ useful lives or the remaining lease term, currently ten years.

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

Technology assets are treated differently under US GAAP.  See Note 12 to the June 30, 2007 consolidated financial statements for an explanation and reconciliation of the differences between Canadian and US GAAP for Technology assets.

Compensation

We have a stock option plan, which is described in note 7(f) to our Audited Financial Statements and was approved by the shareholders at an annual general meeting held on December 20, 2005 and amended on December 19, 2006.

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

A.

Operating results

Recent Developments

Our business strategy is focused on developing our own DXL™ products and marketing DXL™ technology to the biotechnology and pharmaceutical community for the purpose of rapidly launching and developing multiple candidates.

At the present time, monoclonal antibodies are being actively pursued by a large number of biotechnology companies as a means of treating a number of conditions, most notably various forms of cancer.  Should monoclonal antibody technology prove to be unsuccessful in targeting these cancers and sufficient efficacy to achieve FDA approval for marketing, or an alternative therapy prove to be more effective, then we may find it more difficult to secure interest in licensing our technology from potential partners in the biotechnology field.  In addition, should current research and development efforts not result in the licensing of DXL™ technology and the initiation of clinical trials involving a DXL™ technology modified antibody in a timely fashion, then we will be required to spend additional funds on research and development.  As such, it is very important that we receive industry acceptance of DXL™ technology in a timely fashion in order for us to secure licensing revenue and be able to attract other potential licensors and the equity capital necessary to maintain our research and development efforts.

The following summary should be read in conjunction with our financial statements and accompanying notes attached thereto.

During the year ended June 30, 2007, we incurred a loss of $5,172,010 or $0.13 per share as compared to a loss of $2,932,875 or $0.12 per share for the year ended June 30, 2006.  The increased loss results primarily from increased personnel costs, both administrative and development, as we staffed our new facility at the Mayo Clinic.  In addition, we incurred additional costs for laboratory equipment and supplies in order to bring all development on our corporate development projects in-house.  Both of these increased costs are related to our growth and reflective of our anticipated growth in the next couple of years.

We have changed the format of our financial statements from those presented in prior years to conform with the format used for the year ended June 30, 2007.  Our management has made this change to provide better information to shareholders and investors and as a result prior reporting periods have been reclassified to correspond with the new format for June 30, 2007.  Our operating expenses in the new format are allocated as either “research and development” or “general and administrative”.  A further classification is made to identify amounts transacted with related parties.  Footnote 10, “Operating expenses,” in the annual financial statements shows additional detail for each category.  The details of selected, significant differences between the year ended June 30, 2007 and the year ended June 30, 2006 are as follows:

In June 2007, we generated our first significant operating cash inflow from our Dynamic Cross Linking  (DXL™) technology by entering into an agreement with RP Dynamic Cross Linking LP, a Cayman Islands exempt limited partnership (“Royalty Pharma”).  The US$2,000,000 sale entitles Royalty Pharma to 50% of the net sales of any products developed using an antibody selected by Royalty Pharma.  Under certain success conditions, Royalty Pharma may preserve its revenue rights by injecting an additional US$15,000,000 or opt to reduce its revenue percentage to 10%.  The agreement provides for changes in the potential revenue stream to a percentage of net sales in case the developed product is sold to a third party during or after its development.  Further, Royalty Pharma has a twelve-month option to purchase additional revenue rights for a second selected antibody under similar terms and conditions.  In addition, Royalty Pharma invested $1,065,670 (US$1,000,000) to purchase 1,096,890 of our common shares in June 2007.  Our first product candidate, DXL625 (CD-20) is being developed and funded under this Agreement.

This Agreement represents a new direction for us by bringing in-house the development of our technology and application to a specific product.  Previously, our collaborative agreements provided our technology licensing rights to other parties for their development into new products.  Due to the large number of monoclonal antibodies already in existence, our successful development of enhancements to existing antibodies presents a large opportunity to enter into additional similar agreements.

Research and Development:  During the year, Research and Development expenses increased by $1,055,818, an increase of 118% (2007 - $1,948,366; 2006 - $892,548).  This was an anticipated increase consistent with our growth objectives.  Of the total, the related party amount was $766,912 for June 30, 2007 ($583,579 for June 30, 2006).

With respect to the Research and Development activities, the following significant increases during the year are directly related to our planned increase in R&D and account for $1,042,760 (99%) of the $1,055,818 change in this category compared with the prior year:

•

Compensation increased from nil in 2006 to $118,934 in 2007 as we ceased contractual research and development activities toward the end of the year and staffed the Scottsdale facilities with our own employees.

•

Consulting fees increased by $682,723 (2007 – $1,386,007; 2006 – $703,284) as we hired specialists to assist with the design and construction of our new laboratory facilities and originated our Scientific Advisory Board to oversee and direct the research and development activities.

o

Of the total research and development compensation and consulting expenses in research and development for 2007 of $1,504,941, 17% ($251,978) arose from stock based compensation, which represents a non-cash expense.  This compares to stock based compensation of $28,213, or 4% of total compensation and consulting expense of $703,284 for 2006.

•

Rent increased from nil in 2006 to $134,472 in 2007 as we completed construction and occupied our own laboratory facilities located in Scottsdale, Arizona.

•

Research supplies increased by $82,432 from $14,476 in 2006 to $96,908 in 2007 as the new laboratory space was furnished with modern equipment and supplies were provided for the research and development activities.

•

Amortization expense increased by $24,199 from $62,837 in 2006 to $87,036 in 2007 resulting from the new laboratory equipment purchases for the new laboratory space in Arizona.

General and Administrative: During the year, General and Administrative expenses increased by $1,742,720, an increase of 91% (2007 - $3,658,069; 2006 - $1,915,349).  This anticipated increase is consistent with our growth objectives.  Of the total, the related party amount was $322,510 for June 30, 2007 ($261,387 for June 30, 2006).

The following significant changes in general and administrative expenses during the year are directly related to our planned growth and expansion into the new Arizona facility and include a changed focus on marketing and promotion to reduce investor relations expenses and an increase in professional fees due to the private offering and our first significant development contract.  The specified changes to general and administrative expenses listed below account for $1,600,733 (92%) of the $1,742,720 change in this category compared with the prior year:

•

Compensation increased from nil in 2006 to $163,318 in 2007 as we ceased contractual employment and staffed the Scottsdale facilities with our own employees.

•

Consulting fees increased by $485,753 (2007 – $1,129,688; 2006 – $643,935), primarily related to increased compensation rates for management personnel prior to their hiring by us, and outside services provided in conjunction with the construction and occupation of office space.

o

Of the total general and administrative compensation and consulting expenses for 2007 of $1,293,006, 35% ($453,940) arose from stock based compensation, which represents a non-cash expense.  This compares to stock based compensation of $182,823, or 28% of total compensation and consulting expense of $643,935 for 2006.

•

Rent increased by $461,731 (2007 - $466,731; 2006 - $5,000) as we completed construction and occupied the Arizona facilities.

•

Director fees increased to $70,257 from nil in 2006, as we implemented customary stipends for meeting attendance.

•

Insurance increased from nil in 2006 to $59,641 in 2007 as we instituted a directors’ and officers’ liability policy.

•

Marketing and promotion decreased by $121,698 (2007 - $79,616; 2006 - $201,314) resulting from a changed strategy in investor relations and public announcements.

•

Legal and accounting increased by $286,011 (2007 - $643,370; 2006 - $357,359).  Increases resulted from increased accounting personnel and a higher level of legal activity for corporate governance activity as well as corporate structure and contract activity for the Royalty Pharma transaction as well as increased costs to fund litigation involving the Company.

•

Office and general expenses increased by $133,624 (2007 - $213,402; 2006 - $79,778) as a result of staffing our new Arizona office.

•

Amortization expense increased by $62,096 from $124,808 in 2006 to $186,904 in 2007 resulting from the new office equipment purchases for our new space in Arizona.

Other items:  In addition to the explanation of the two expenditure types above, the following items merit further discussion:

Total funded research and development expenditures under the Royalty Pharma contract amounted to $638,727.  As the Royalty Pharma funds are spent against the commitment for drug development, we no longer have any liability to Royalty Pharma with respect to the funds; therefore, they are credited against research and development costs as reimbursements.  These expenditures consisted of $180,174 of operating costs and $458,553 of fixed asset acquisitions related to research and development under the Royalty Pharma contract.

During the year ended June 30, 2007, we received interest income of $159,431 (June 30, 2006 - $46,359).  More cash and cash equivalents were on hand during the current period due to the private placement in August 2006 and cash proceeds from the development contract, as well as increased exercise activity of warrants and options throughout the fiscal year.

During the year ended June 30, 2007, we incurred a loss on foreign exchange of $112,988.  During the year the Canadian dollar increased in value relative to the US dollar, however we had significant amounts in US cash and significant vendor transactions denominated in US dollars.

A.

Liquidity and Capital Resources

We are at an early stage of our development and, at present, have no material source of operating revenue, no lines of credit and no current sources of external liquidity.  Our ability to continue as a going concern is dependent upon our ability to earn revenue through corporate collaborations and licensing arrangements, contractual development agreements, raising equity capital or borrowing to meet our working capital requirements ..  We will require substantial additional capital resources to further pursue our business strategy of developing our own DXL™ products or licensing our DXL™ technology to other biotechnology companies.  Until such time as we are able to realize licensing and/or management fees from such arrangements sufficient to fund our operations, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that proceeds from existing and forthcoming development agreements will provide capital resources at a sufficient level to fund operations as currently anticipated until November 30, 2008.  We do not expect to be able to commercialize our own or jointly developed product candidates or complete all of our current clinical studies during this period.  Accordingly, unless we are able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.

Cash Flow

Working Capital:  At June 30, 2007, we had current assets of $5,585,533 and current liabilities of $916,191 for working capital of $4,669,342.  This compares to current assets and current liabilities at June 30, 2006 of $722,954 and $236,323 respectively, for working capital of $486,631.

Current Assets: Current assets at June 30, 2007 were comprised of cash on hand of $5,407,053, of which $2,546,502 was restricted as well as prepaid expenses and other receivable of $178,480.  At June 30, 2006, current assets were comprised of cash on hand of $593,410, accounts receivable of $7500, and prepaid expenses and other assets of $122,044.  The Company holds cash and cash equivalent balances in the United States and Barbados in addition to Canada since it has operations in each of those countries; accordingly, cash and equivalent balances are held in Canadian, U.S. and Barbadian dollars.

Short and Long-term Liabilities  Current obligations at June 30, 2007 included accounts payable of $465,146, accrued liabilities of $91,931, dividend payable of $359,087 and $27 for the debt portion of convertible preferred shares – series A.  This compares to current obligations at June 30, 2006 which included accounts payable of $75,993, dividend payable of $160,329 and debt portion of convertible preferred shares – series A of $1.  In addition, a long term liability of $1,492,142 for continuing commitment for drug development was recognized as of June 30, 2007 ($Nil 2006).

Private Placements and Equity Offerings:

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

We believe that proceeds from existing and forthcoming development agreements will provide capital resources at a sufficient level to fund operations as currently anticipated until November 30, 2008.

As of November 30, 2007, we have 322,925 share purchase warrants exercisable at $1.17 until March 15, 2009, 150,000 share purchase warrants exercisable at $0.67 until January 26, 2010, 150,000 share purchase warrants exercisable at $1.34 until January 26, 2010, 5,283,000 share purchase warrants exercisable at $0.25 until October 7, 2010, 660,000 finders warrants exercisable at $0.25 until October 7, 2010 outstanding and as a result of our August 25, 2006 private placement we have 1,646,395 prepaid warrants convertible into 1,646,395 common shares at no additional cost (the proceeds from each unit was $0.45) and 9,794,334 65% share purchase warrants (6,366,317 full warrants) exercisable at $0.50 until August 25, 2008 and 177,778 share purchase finders warrants exercisable at $0.50 until August 10, 2008.

As of November 30, 2007, we have 150,000 incentive stock options exercisable at $0.30 until March 15, 2008, 80,000 incentive stock options exercisable at $0.30 until March 25, 2008, 50,000 incentive stock options exercisable at $0.35 per share until May 24, 2008, 150,000 incentive stock options exercisable at $0.37 until June 8, 2008, 150,000 incentive stock options exercisable at $0.76 until December 15, 2008, 145,000 incentive stock options exercisable at $0.92 until February 5, 2009, 75,500 incentive stock options exercisable at $0.92 until February 6, 2009, 522,000 incentive stock options exercisable at $0.82 until February 26, 2010, 962,000 incentive stock options exercisable at $0.31 until June 30, 2010, 60,000 incentive stock options exercisable at $0.92 until February 26, 2010, 246,490 incentive stock options exercisable at $0.26 until August 20, 2010, 920,000 incentive stock options exercisable at $0.29 until February 6, 2011, 100,000 incentive stock options exercisable at $0.48 until October 31, 2011, 1,213,579 incentive stock options exercisable at $0.56 until November 27, 2011, 360,000 incentive stock options exercisable at $0.71 until December 18, 2011 and 404,500 incentive stock options exercisable at 0.23 until October 16, 2010.

See Item 10. A “Share Capital”.  There is no assurance that we will be able to complete any additional private placements or that the existing warrant or option holders will exercise all or any portion of their warrants or options.  If we are not successful in securing such funds we will have to severely curtail or even suspend our anticipated operations after November 2008

Unrestricted cash increased by $2,267,141 during the year ended June 30, 2007 compared to an increase of $500,955 during the year ended June 30, 2006.

Anticipated Capital Requirements For Next 12 Months

We believe that proceeds from existing and forthcoming development agreements will provide capital resources at a sufficient level to fund operations as currently anticipated until November 30, 2008.

Our anticipated cash requirements for the year are primarily comprised of the obligations listed under Section F “Tabular Disclosure of Contractual Obligations” and other operating expenses in the normal course of business, including consulting and management fees to officers for the 2008 fiscal year totaling $410,000 and annual R&D consulting fees of $1,450,000, including our CSO, CMO and development staff to ensure the continued development and marketing of DXL™ technology.

We have also budgeted capital expenditures to acquire additional laboratory equipment, furniture and fixtures for our new Arizona location, totaling $764,000 prior to June 30, 2008 and we have budgeted $671,000 per annum for rent at that location.

We have budgeted $54,000 per annum for public company expenses, inclusive of transfer agent services, and filing fees and $180,000 per annum for investor relations services and shareholder communications. A further $550,000 has been budgeted annually for legal, accounting and audit services

We have budgeted $480,000 per annum for business development.

We have budgeted approximately $800,000 per annum for expenditures not listed above.

Long-term Capital Requirements

In order to fund our operations for the fiscal year commencing July 1, 2007, we will require approximately $5,400,000 per annum, based on historic operating trends, current operating budgets, including current levels of revenues and staff and executives.

In the absence of significant licensing revenue or research and development funding support from our collaborative partners, we will need to secure additional equity funding to satisfy our expenditure requirements.

B.

Research and development, patents and licenses, etc.

During the year ended June 30, 2005, $1,211,609 was spent on research of DXL™ technology, with this total comprised of $600,294 spent with related parties and $611,315 spent with others.  For the year ended June 30, 2006, a further $892,548 was spent on research of DXL™ technology, with this total comprised of $583,579 spent with related parties and $308,969 spent with others.  For the year ended June 30, 2007, a further $1,948,366 was spent on research of DXL™ technology, with this total comprised of $766,912 spent with related parties and $1,181,454 spent with others.  In fiscal 2007, $638,727 of research expenditures were reimbursed under a contractual development agreement.

We anticipate continuing to spend approximately $450,000 per month during fiscal 2008 on DXL™ research, with the level of expenditure dependent on the nature of the specific collaborative and/or development arrangements we may enter into during the period.

C.

Trend information.

We believe there is a well-established trend in the biotechnology industry toward the development of new pharmaceutical products based on monoclonal antibodies which now represent the largest sector in the industry in terms of product approvals and pending approvals.  The worldwide market for antibodies for therapeutic and diagnostic imaging applications is estimated to reach $26 billion by 2010.  According to the Pharmaceutical Research and Manufacturers of America, monoclonal antibody products represented approximately 27% of all biotechnology products in development by its members.  Industry sources estimate that there are currently 260 biotechnology companies worldwide involved in the development of at least 700 antibody-based products.  Approximately 220 of these products were in clinical trials.

We also note that there appears to be a trend toward increased regulation of potential pharmaceutical products and we expect this trend to continue for the foreseeable future, resulting in increased time and cost to develop and commercialize new products.  One effect of this trend is to decrease the effective patent life of the product when it reaches commercialization, often by ½ to ⅔ of normal patent life.  Since we may be able to create new chemical entities through enhancement or modification of existing antibodies using our DXL™ technology, we may be able to offer prospective commercial collaborators the ability to effectively patent protection.  We anticipate this factor to increase, which will in turn require our continued research and development of DXL™ technology with a view to prosecuting new patents and patent applications to enhance our intellectual property protection for DXL™ technology.

We intend to focus on the business now carried on by InNexus Inc.  Our business strategy is focused on developing and marketing DXL™ products and marketing DXL™ technology to the biotechnology and pharmaceutical community for the purpose of rapidly launching and developing multiple candidates.  Our primary focus at present is the development of our product DXL625 (CD-20).  Should our efforts be unsuccessful, we may find it considerably more difficult to secure funding to develop other DXL™ products.

At the present time, monoclonal antibodies are being actively pursued by a large number of biotechnology companies as a means of treating a number of conditions, most notably various forms of cancer, which is also our primary focus for the application of our technology.  Should monoclonal antibody technology prove to be unsuccessful in targeting these cancers with sufficient efficacy to achieve FDA approval for marketing, or be supplanted by an as-yet undiscovered technical approach, then we may find it more difficult to secure funding or collaborative partners for developing products based on our technology.   As such, it is very important that we both develop our own DXL™ products and receive general industry acceptance of DXL™ technology in a timely fashion in order for us to attract prospective collaborative industry partners and the equity capital necessary to maintain our research and marketing efforts.

D.

Off Balance Sheet Arrangements.

We do not have any material off-balance sheet arrangements out of the ordinary course of business.

E.

Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations as of June 30, 2007, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual Obligations:

Office and Laboratory Lease Obligations (1)	$6,598,526	$713,354	$1,426,708	$1,426,708	$3,031,756
Other Long-term Liabilities (2)	-	-	-	-	-
Total Contractual Obligations and Commitments:	$6,598,526	$713,354	$1,426,708	$1,426,708	$3,031,756

 (1)

Represents base office rent and common costs of US$55,902 per month.

 (2)

We have no contractual obligation to continue performance under any of our collaborative or development agreements; dividends on preferred shares – series A are not payable unless declared by the Board of

Directors.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

F.

Directors and Senior Management.

The following table sets out the names of our directors, management and employees we depend on, their positions and offices as at November 30, 2007.  All of our directors are residents of the United States.

Name, Age, Municipality of Residence and Position	Present and Principal Occupation During the Last Five Years	Date of First Appointment as Executive Officer	Date of First Appointment as Director
Jeff Morhet 39 years old Phoenix, Arizona Director, Chairman, President, Chief Executive Officer

CEO and President, InNexus Biotechnology Inc., October 2006 – present; VP Operations, InNexus Biotechnology, Inc., November 2004 – October 2006, Vice President and General Manager, Zila Biotechnology Inc., 2002 – 2004

		November 26, 2004	September 21, 2006
Wade Brooksby 65 years old Phoenix, Arizona Director, Chief Financial Officer	CFO, InNexus Biotechnology Inc., March 2006 – present; Partner & CFO, Tatum CFO Partners, LLC, 2001 – present	March 3, 2006	December 19, 2006
Laurence Luke 65 years old Scottsdale, Arizona Director, Chairman Audit Committee, Member Compensation Committee	President, Salt River Capital Group LLC, 2003 – present; President and General Counsel to TMW Enterprises, 1993 - 2003	N/A	December 19, 2006
Dr. Leroy Chiao 47 years old Houston, Texas Director, Chairman Compensation Committee, Member Audit Committee	Visiting Professor to Louisiana State University and Executive VP, Director and Chief of Space Operations, Excalibur Almaz, USA, 2004 – present; Astronaut with NASA Space Center, 1990 - 2005	N/A	December 19, 2006
R. Glenn Williamson 51 years old Phoenix, Arizona Director, Member Audit and Compensation Committees	CEO Nest Ventures LLC, 2004 – Present; President, Sweet Success Inc. 2000 - 2004	N/A	February 27, 2007
Gail Thurston 47 years old Scottsdale, Arizona Director	Vice-President Corporate Development of the Company, 2003-Feb 2007; Partner, Eagle International, 1996 – present; VP Corporate Development, Apthera Inc., 2006 - present	N/A	June 27, 2003
Thomas Wharton 65 years old Vancouver, B.C., Canada Secretary	Self-employed management consultant	November 3, 2006	N/A
Dr. Jur Strobos 55 years old Silver Spring, Maryland Chief Medical Officer

Director of Policy Research in the office of the Commissioner of the Food and Drug Administration (FDA), 1990 - 1995; President of Clinical Research and Regulatory Affairs for Medicis Pharmaceutical Corporation, 2003 - 2007

		June 27, 2007	N/A
Dr. Thomas Kindt 68 years old Placitas, New Mexico Chief Scientific Officer

Self-employed author and consultant for the biomedical sciences, 2005 – present; Director of Intramural Research and Chief of Laboratory of Immunogenetics at the National Institute of Health, 1995 - 2005

		August 1, 2007	N/A

Executive officers are appointed by the Board of Directors to serve until their successors are appointed.  The names, positions and business experience of our senior officers are as follows:

Jeff Morhet (age 39), Director, Chairman, President, and Chief Executive Officer – Mr. Morhet graduated from Stephen F. Austin State University with a Bachelor of Business Administration in 1992 and joined Baxter Healthcare Corporation where he managed the sale of medical supplies, capital equipment and specialty surgery supplies for the Scientific Products Division. In 1996, Mr. Morhet joined AtraZeneka Corporation as Commercial Manager of a start-up unit charged with creating leadership in the gastro intestinal and cardiovascular disease market segment.

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

Wade Brooksby (age 65), Chief Financial Officer - Mr. Wade Brooksby was appointed as our Chief Financial Officer in March of 2006.  Mr. Brooksby has held senior management positions in various companies ranging in size from small closely held companies to multi-billion dollar Fortune 100 NYSE firms and has been involved in the development of licensing agreements of products and services in USA, Canada, Mexico, Australia, South Africa, England, Germany, France, Spain and the Netherlands.  Mr. Brooksby completed both his undergraduate and graduate studies in Accounting, Finance and Business Administration at Brigham Young University, located in Provo, Utah.

Laurence Luke (age 65), Director, Chairman of the Audit Committee, and Member of the  Compensation Committee – Mr. Luke was elected Director and Chairman of the Audit Committee on December 19, 2006. Mr. Luke has extensive experience as a private investor, Chief Executive Officer, entrepreneur and attorney.  Mr. Luke is the Principal and founder of the Salt River Capital Group LLC, a private equity investment company focusing on challenged entrepreneurial businesses in Arizona which need capital and management support. In 1999, Mr. Luke joined TMW Enterprises Inc. as President and General Counsel, a privately owned holding company with assets including Tier 1 and Tier 2 automotive suppliers and extensive international real estate and securities portfolios. In 1990, Mr. Luke became President of Dean and Fulkerson, PC, which is one of the 25 largest corporate law firms in Detroit, MI, where he led the merger of two law firms to form Dean and Fulkerson, PC.  Mr. Luke specialized in corporate governance, finance and reorganizations.  He has served on the boards of over twenty corporate and charitable institutions.

Dr. Leroy Chiao (age 47), Director, Chairman of the Compensation Committee, and Member of the Audit Committee – Dr. Chiao was elected Director and Chairman of the Compensation Committee on December 19, 2006.  Dr. Chiao is an entrepreneur, distinguished chair professor, consultant and public speaker. Dr. Chiao has extensive experience as a NASA Astronaut and a research engineer.  Dr. Chiao has logged a total of 229 days, 7 hours, 38 minutes and 5 seconds in space including 36 hours and 7 minutes of extravehicular activity (“EVA”) time in six space walks. Dr. Chiao earned a Ph.D. in chemical engineering in 1987 from the University of California at Santa Barbara and worked primarily on research for advanced aerospace material and fabrication of filament-wound and thick-section aerospace composites.

R. Glenn Williamson (age 51), Director and Member of the Audit and Compensation Committees -  Mr. Glenn Williamson was appointed as a Director on February 27, 2007 to fill the vacancy created when Dr. Alton Charles Morgan left the Board of Directors.  Mr. Williamson has more than 25 years of executive experience with financial and operational aspects of entrepreneurial companies.  Mr. Williamson’s depth of experience includes advanced capital formation, assembly of successful, innovative management teams, and establishment of desirable market positioning for his companies.  Mr. Williamson currently has responsibility as CEO of Nest Ventures LLC, a private equity firm with offices in Canada and Arizona, Managing Director of an Investment Bank which specializes in international transactions, and President and Director of an all natural beverage company “Sweet Success,” a NASDAQ listed public company in Texas.  In prior years, Mr. Williamson served in executive positions for several NASDAQ listed technology companies including WAVO Corporation, an international digital media provider, Interactive Media Technology, and Go-Video and Go-Video Productions, a hardware and Video Production Company which developed the dual-deck VCR.   In addition, Mr. Williamson has experience serving on several philanthropic and social advocacy Boards of Directors benefiting the Phoenix Zoo, river advocacy, children and education, and suicide prevention.

Gail Thurston (age 46), Director – Ms. Thurston performed corporate development and investor relations functions for the Company until her termination in February, 2007.

Thomas Wharton (age 65), Secretary – Mr. Wharton became our Secretary in November of 2006.  Prior to that he has been a director of the Company since December, 2000.  Mr. Wharton has been a self-employed health care management consultant since 1990.  Prior to that, he served as the administrator for the Vancouver Stock Exchnage listed companies Conquistador Mines Ltd. from October, 1989 to May, 1997 and as administrator for Bradner Resources Ltd. and Gold Canyon Resources Ltd. from October, 1989 to August, 1993.  In July 2004, Mr. Wharton joined the board of Consolidated Global Cable Systems, Inc., a TSX-V listed company.  Prior to 1989, Mr. Wharton worked full time in the healthcare industry, having obtained a Master's Degree in Health Administration from the University of Ottawa in 1978.  He was appointed Assistant to the President of the Ottawa Civic Hospital from fall, 1978 until October, 1980.  From November 1980 until June 1983 he served as Administrator of the Cariboo Memorial Hospital in Williams Lake, BC.  From June, 1983 until April, 1989 he worked as Director of the Peterson Rehabilitation Centre and Rehab Services for the Workers Compensation Board of BC.

Dr. Jur Strobos (age 55), Chief Medical Officer - Dr. Strobos joined InNexus as Chief Medical Officer on June 27, 2007.  Dr. Strobos brings with him extensive experience as Director of Policy Research in the office of the Commissioner of the Food and Drug Administration (FDA) and a diverse background in drug law, medical product development, and health care. Most recently, he was Vice President of Clinical Research and Regulatory Affairs for Medicis Pharmaceutical Corporation (NYSE: MRX). His prior medical background and four years of residency training in general surgery enabled him to engage in policy development across the broad array of FDA activities from foods, devices and drugs to biological products. His areas of expertise include food and drug law, clinical study design and good manufacturing practices. He has been the successful steward through the FDA of multiple drugs and devices and will be working closely with Dr. Thomas Kindt, InNexus' Chief Scientific Officer and previous Director of Intramural Research at the National Institute of Health.  After law school, a federal court clerkship, and an associate position at a large national law firm, Dr. Strobos received his appointment to the FDA where he worked closely with FDA Commissioner Kessler on regulatory policies. He gained significant experience in regulatory affairs and then served as Clinical Program Development and Regulatory Consultant for Greenberg Traurig, LLP, and Olson, Frank & Weeda, PC, in Washington, DC. He also served as Vice President of Clinical Research and Regulatory Affairs for R&D Laboratories, Inc. Dr. Strobos received his medical training at the University of Chicago, his legal training at the University of Pennsylvania and is admitted to practice in both Washington, DC and California. He has numerous publications and awards including the PHS Special Recognition Award, the FDA Award of Merit and two Commissioner Special Citations.

Dr. Thomas Kindt (age 68), Chief Scientific Officer -  Dr. Kindt succeeded Dr. Heinz Kohler as Chief Scientific Officer on August 1, 2007.  Dr. Kindt is also a member of InNexus’ Scientific Advisory Board and was most recently Director of Intramural Research and Chief of Laboratory of Immunogenetics at the National Institute of Health in Bethesda, Maryland.  In addition, Dr. Kindt spent a year as Visiting Scientist at the Analytical Immunochemistry Laboratory at the Institute Pasteur in Paris, France.  He has also served with Rockefeller University in New York and the City of Hope National Medical Center in Duarte, California.  Dr. Kindt has served on a number of advisory boards and committees including those of the Institute Pasteur in Tunis, Tunisia, Hematech LLC in Massachusetts, the Institute for Medical Sciences at the University of Tokyo, REDI center in Singapore, and the NIH Facilities Working Group and Blue Ribbon Panel on Bioterrorism and implications for biomedical research.  He has authored and co-authored 225 publications, two books and three patents, and is currently an active biomedical consultant, immunology textbook author and adjunct professor at the University of New Mexico’s Department of Biology.

None of these individuals has any family relationship with any director or nominee for director or other member of our senior management.

G.

Compensation.

The following table sets forth all annual and long term compensation for services in all capacities to us and our subsidiaries for the last full financial year ending June 30, 2007 in respect to each of the individuals who were, as at the date of this report, our directors and senior management, and any employees such as scientists upon whose work we are dependent.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Jeff Morhet Director, Chairman, President, CEO (from September 2006) (1)	2007 2006	Nil Nil	$200,655 Nil	$242,677 $104,796

781,790 shares @ $0.56 per share

150,000 shares @ $0.76 per share

60,000 shares @ $0.71 per share

248,500 shares @ $0.82 per share

400,000 shares @ $0.29 per share

100,000 shares @ $0.25 per share

150,000 shares @ $0.55 per share

						Nil Nil	Nil Nil	$6,820 Nil
Wade Brooksby Chief Financial Officer	2007 2006 2005	$23,797 Nil Nil	Nil Nil Nil	$155,790 $63,690 Nil	431,789 shares @ $0.56 per share 60,000 shares @ $0.71 per share 273,500 shares @ $0.82 per share 150,000 shares @ $0.30 per share 150,000 shares @ $0.37 per share	Nil	Nil	$5,944
Laurence Luke Director, Chairman Audit Committee, Member Compensation Committee	2007	Nil	Nil	Nil	60,000 shares @ $0.71 per share	Nil	Nil	$10,065
Dr. Leroy Chiao Director, Chairman Compensation Committee, Member Audit Committee	2007	Nil	Nil	Nil	60,000 shares @ $0.71 per share	Nil	Nil	$12,012
R. Glenn Williamson Director, Member Audit and Compensation Committees	2007	Nil	Nil	Nil	60,000 shares @ $0.92 per share	Nil	Nil	$7,845
Gail Thurston, Director	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$ ~~43,356~~ 42,662 $102,762 $71,776	60,000 shares @ $0.71 per share	Nil Nil	Nil Nil	~~Nil~~ $694 Nil
Thomas Wharton, Secretary	2007 2006	Nil Nil	Nil Nil	$41,307 $18,000	70,000 shares @ $0.92 per share 50,000 shares @ $0.30 per share	Nil Nil	Nil Nil	Nil Nil
Dr. Jur Strobos Chief Medical Officer	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Thomas Kindt Chief Scientific Officer (2)	2007	Nil	Nil	$3,750	Nil	Nil	Nil	Nil

(1)

All payments were made to Jeff Morhet LLC

(2)

Dr. Kindt succeeded Dr. Kohler as Chief Scientific Officer on August 1, 2007.

Incentive Stock Options

In order to attract and retain highly qualified personnel, we provide incentives in the form of stock options to certain of our directors and members of our administrative, supervisory and management bodies on terms and conditions which are in accordance with the prevailing rules and policies of the TSX Venture Exchange, and our Board of Directors.  As at November 30, 2007, we have issued or agreed to issue 4,191,579 incentive stock options to the following directors and members of our administrative, supervisory and management bodies pursuant to our stock option plan:

Optionee	Position	Expiry Date	Number of stock options granted	Exercise Price
Jeff Morhet	Director, Chairman, President, Chief Executive Officer	December 16, 2008 February 27, 2010 October 16, 2010 February 6, 2011 November 28, 2011 December 19, 2011	150,000 248,500 150,000 400,000 781,790 60,000	$0.76 $0.82 $0.23 $0.29 $0.56 $0.71
Wade Brooksby	Director, Chief Financial Officer	March 15, 2008 June 8, 2008 February 26, 2010 October 16, 2010 November 27, 2011 December 19, 2011	150,000 150,000 273,500 150,000 431,789 60,000	$0.30 $0.37 $0.82 $0.23 $0.56 $0.71
Laurence Luke	Director	June 30, 2010 December 18, 2011	125,000 60,000	$0.31 $0.71
Dr. Leroy Chiao	Director	June 30, 2010 December 18, 2011	125,000 60,000	$0.31 $0.71
Glenn Williamson	Director	February 26, 2010 June 30, 2010	60,000 125,000	$0.92 $0.31
Gail Thurston	Director	December 18, 2011	60,000	$0.71
Thomas Wharton	Secretary	March 25, 2008 February 5, 2009	50,000 70,000	$0.30 $0.92
Dr. Jur Strobos	Chief Medical Officer	June 30, 2010	400,000	$0.31
Dr. Thomas Kindt	Chief Scientific Officer	June 30, 2010	51,000	$0.31
		TOTAL	4,191,579

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

4.

The option will terminate

(a)

ninety days after the Optionee ceases to be an Eligible Person for any reason (other than death); or thirty days if the Optionee was involved in Investor Relations activities.

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

Our Board of Directors has established an audit committee, a compensation committee.  In addition, we have also established a Scientific Advisory Board.  The functions of these committees and the Scientific Advisory Board are described below.

Audit Committee

The audit committee is responsible for reviewing the following:

•

annual and interim financial statements,

•

internal control procedures,

•

appropriateness of accounting policies,

•

internal audit procedures and reports,

•

major litigation on an annual basis,

•

any issue liable to have a material financial or accounting impact, and

•

appointment of our independent auditors.

Compensation Committee

The compensation committee is responsible for assisting and advising the Board of Directors with respect to any and all matters relating to the compensation of the executive officer of the Company.

At June 30, 2007, the members of the audit and compensations committees were Messrs. Laurence Luke (chair audit committee), Leroy Chiao (chair compensation committee) and Glenn Williamson.  All current members of the Audit Committee are non-executive, independent directors.

Starting February 2007, the directors were paid $600 per meeting to cover the costs of attending Board of Director and Committee meetings.

We have entered into employment agreements with two of our directors and senior officers, Mr. Jeff Morhet, through his holding company, Jeff Morhet LLC, and Mr. Wade Brooksby, The agreements provided for base compensation plus incentive stock options, which are granted at the discretion of our board of directors.  The prescribed form of agreement provides, among other things, as follows:

a) The individual is restricted from disclosing any confidential information which the individual receives access to or develops in the course of his or her contract;

b) All work, research or development produced or created by the individual of a technical, scientific or business nature pertinent to our business belongs to us and all rights therein are assigned to us;

c) The individual will, for a period of 12 months following notice of termination of his or her contract, refrain from competing with us or soliciting any customer or prospective customer or any person who is one of our officers, directors, employees or agents at the date of such termination; and

d) These agreements provide that if the agreements are terminated for any reason or a change of control occurs, the executive will be paid one to two years compensation.

Except for the incentive stock options mentioned above, we do not have any retirement, pension, profit-sharing or such similar plans and none are proposed at the present time.

Scientific Advisory Board

The Scientific Advisory Board acts in an advisory capacity to the Board of Directors and management and is responsible for the following:

•

advising the Board of Directors about the development of technologies that may influence our operations;

•

advising the Board of Directors on the direction of our research and development; and

•

assisting in addressing technical issues facing our business.

At November 30, 2007, the members of the Scientific Advisory Board were Doctors Donald Capra (chair), Thomas Kindt, Carlos Arteaga, John Minna, Ellen Vitetta, and Martin Weigert.

D.

Consultants

As of November 30, 2007, we had 11 consultants including members of our Scientific Advisory Board under consulting arrangements.  A summary of the consultants over the last three fiscal years is set out below.  None of the consultants are represented by unions or covered by collective bargaining agreement.

Fiscal Year ending	Category of Activity	Number of Consultants per Category and Total at Fiscal Year End
June 30, 2007	Research and development	10
	Sales, Marketing and Administration	1
	Total:	11
June 30, 2006	Research and development	5
	Sales, Marketing and Administration	7
	Total:	12
June 30, 2005	Research and development	4
	Sales, Marketing and Administration	6
	Total:	10

E.

Share ownership.

The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of November 30, 2007.

Name	Number of our Shares Owned	% of Shares Owned at November 30, 2007	Incentive Stock Options Owned
			# of Shares under Option	Expiry Date	Exercise Price
Gail Thurston	3,002,072	5.70%	60,000	December 18, 2011	$0.71
Jeff Morhet	480,807 (1)	0.91%	60,000 781,790 400,000 150,000 248,500 150,000	December 19, 2011 November 28, 2011 February 6, 2011 October 16, 2010 February 27, 2010 December 15, 2008	$0.71 $0.56 $0.29 $0.23 $0.82 $0.76
Thomas Wharton (3)	Nil	Nil	70,000 50,000	February 5, 2009 March 25, 2008	$0.92 $0.30
Wade Brooksby (2)	119,193	.0.22%	60,000 431,789 150,000 273,500 150,000 150,000	December 19, 2011 November 27, 2011 October 16, 2010 February 26, 2010 June 8, 2008 March 15, 2008	$0.71 $0.56 $0.23 $0.82 $0.37 $0.30

(1)

100,000 shares are owned directly and the balance is owned indirectly by The Morhet Trust.

(2)

These shares are owned indirectly by the Wade Brooksby Retirement Trust.

(3)

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders.

As at November 30, 2007, we have 52,598,253 common shares issued and outstanding.  We had shareholders of record with addresses in the United States holding an aggregate of 15,958,147 common shares representing 30.3% of our common shares.  To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares, as at November 30, 2007, except as follows:

PRINCIPAL SECURITY HOLDER TABLE

Name	Number of Common Shares	Percentage of class
Dr. Alton Charles Morgan	3,532,788 (1)(3) (4)	6.72%
Gail Thurston	3,002,072 (2)(4)	5.70%

(1)

All of these shares were issued as Exchangeable Preferred Shares of InNexus Exchange Corp.  Each Exchangeable Preferred Share, at the option of the holder, can be converted at no cost to one of our common shares.  1,566,875 shares are being held in escrow as of November 30, 2007.

(2)

1,964,219 shares are being held in escrow as of November 30, 2007.

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

On June 6, 2006, one of our wholly owned subsidiaries, InNexus Bioscience (Barbados) Inc. entered into a royalty sales contract with RP Dynamic Cross-Linking LP (Royalty Pharma) whereby certain drug development activities may be performed by our subsidiary. See Item 4 “Our Collaborative Arrangements.”  Subsequently, our subsidiary entered into an operating agreement with our parent company, InNexus Biotechnology Inc., in order for the parent to provide the development services which our subsidiary wishes to provide under its contract with Royalty Pharma.  The operating agreement provides for reimbursement to the parent of reimbursable costs plus a 5% margin.  Through November 30, 2007, the operating contract resulted in direct reimbursements from our subsidiary to our parent company of $1,463,453 and margin of $72,690.  No margin is recognized on our consolidated financial statements as the margin is eliminated in consolidation.

In October 2006, we entered into employment agreements with Jeff Morhet LLC, representing our President and Chief Executive Officer, and Wade Brooksby, our Chief Financial Officer.  See item 6C “Board Practices.”  For the fiscal year ending June 30, 2007 and the subsequent five months ending November 30, 2007, we paid contracted wages, fees and bonuses of US$534,461 to Jeff Morhet LLC and US$339,963 to Wade Brooksby under the agreements.

For the year ended June 30, 2006, we paid West Oak Capital Group, Inc. $20,000 (2005, $60,000) for management fees. Our management contract with West Oak Capital Group Inc. was terminated effective November 4, 2005.  West Oak Capital Group, Inc. is a private company owned or controlled our former Chief Financial Officer and director.

Subsequent to June 30, 2006, we paid a finders fee to E. B. Coxe & Company Limited, a company owned or controlled by one of our former directors in the amount of $283,024 for his assistance in securing participants in a private placement of 12,078,500 units (each comprised of one pre-paid warrant convertible into one common share at no additional cost and one 65% share purchase warrant) with gross proceeds of $5,435,325, which was completed on or about August 25, 2006.

In connection with the Share Exchange, and in accordance with the policies of applicable securities regulatory authorities concerning the disposition of shares held by certain persons related to a company engaging in a Share Exchange, the security holders set out below (the “Escrowed Members”) entered into an agreement dated as of June 27th, 2003, the closing date of the Share Exchange (the “Vendor’s Escrow Agreement”) with Pacific Corporate Trust Company (the “Escrow Agent”) pursuant to which the Escrowed Members deposited with the Escrow Agent an aggregate of 8,827,735 common shares  (collectively, the “Escrow Shares”) as follows:

Name	Number of Escrow Shares	Percentage of Total Shares Outstanding on Completion of Share Exchange
Dr. Charles Morgan (1)(5)	3,917,188	20.91%
Gail Thurston (2)	3,893,572	20.79%
Stuart Rogers (3)	516,975	2.76%
L. Grant Young (4)	500,000	2.67%
TOTAL:	8,827,735	47.13%

(1)

including 3,750,000 of the Exchangeable Preferred Shares issued in consideration of the transfer of InNexus Inc. shares and 167,188 Exchangeable Preferred Shares issued in settlement of outstanding debt of InNexus Inc.  Of these shares, 1,566,875 shares are being held in escrow as of November 30, 2007.

(2)

including 3,750,000 of the Exchanged Shares and 143,572 Common Shares issued in settlement of outstanding debt of InNexus Inc.  Of these shares, 1,964,219 shares are being held in escrow as of November 30, 2007..

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

In accordance with the release schedule, 882,774 were released from escrow in January 2007 and a further 882,774 shares were released from escrow in July, 2007.  As at November 30, 2007, there were 3,531,094 shares remaining in escrow.

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

Other than disclosed above and amounts in dispute related to legal proceedings as discussed below in Item 8a “Legal Proceedings,” no Related Party is or has been indebted to us or our subsidiaries since June 30, 2007.

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

Legal Proceedings

In September, 2007, we commenced legal proceedings in the Supreme Court of British Columbia against Gail Thurston, one of our directors and a former investor relations officer of the company.  We are seeking restitution and damages against Ms. Thurston for misappropriation of and wrongful conversion of our funds over a period from 2003 to 2007, through misuse of her ‘business account’ and her company credit card to pay for personal expenses.  We are also seeking damages for any tax consequences which may arise to us from Ms. Thurston’s wrongful categorization of personal expenses as business expenses.  In a separate action, Ms. Thurston is seeking an unspecified amount of damages against us for alleged wrongful termination of employment.

In December, 2007, we commenced legal proceedings in the Maricopa County Superior Court in Phoenix, Arizona against Charles Morgan, our former director and CEO, and his son, David Morgan, who previously provided computer consulting services to the Company.  Our claims against Charles Morgan include, among others, alleged breach of fiduciary duty and misuse of company funds while Morgan was an officer and director of the company.  Our claims against David Morgan arise out of his alleged unauthorized access to InNexus’ computer network.

In a separate action, Charles Morgan has commenced proceedings against us alleging we have failed to pay him consulting fees of $12,000 per month for a period of four months.  We have engaged a forensic auditor who is also investigating a number of irregularities in business expenses claimed by Morgan while he still was with us, which may result in further action by us.

Although the outcome of litigation is inherently uncertain, we do not believe that the resolution of the above legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows.  See “Special Note Regarding Forward Looking Statements.”

Except for the above, to our knowledge, there are no currently pending or threatened legal proceedings that could have a material effect on our business, results of operations or financial condition.

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

The following sets forth the price history of our common shares for the period indicated, as reported by the TSX Venture Exchange.  They reflect inter-dealer prices, without retail markup, markdown or commissions.

	High (CDN $)	Low (CDN $)
November, 2007	$0.28	$0.20
October, 2007	$0.37	$0.25
September, 2007	$0.39	$0.26
August, 2007	$0.43	$0.34
July, 2007	$0.42	$0.30
June, 2007	$0.59	$0.34
Financial Year 2007
Fourth Quarter	$1.38	$0.34
Third Quarter	$1.39	$0.94
Second Quarter	$0.96	$0.55
First Quarter	$0.70	$0.43
Financial Year 2006
Fourth Quarter	$0.59	$0.30
Third Quarter	$0.47	$0.26
Second Quarter	$0.43	$0.27
First Quarter	$0.49	$0.23
Financial Year 2005
Fourth Quarter	$0.50	$0.22
Third Quarter	$0.74	$0.43
Second Quarter	$0.80	$0.43
First Quarter	$0.50	$0.26
Financial Year 2004	$0.68	$0.18
Financial Year 2003	$0.49	$0.25

The closing price of our common shares on November 30, 2007 was CDN$0.22.

E.

Plan of distribution.

Not Applicable.

F.

Markets.

Our Common Shares are listed in Canada on the TSX Venture Exchange, under the trading symbol “IXS” and on the National Association of Securities Dealers’ over the counter bulletin board under the trading symbol “IXSBF” quoted in the United States.

G.

Selling shareholders.

Not Applicable.

H.

Dilution.

Not Applicable.

I.

Expenses of the issue.

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

J.

Share capital.

Not Applicable.

K.

Memorandum and articles of association.

Our Notice of Articles and Articles were filed as exhibits with our initial registration statement on Form 20-F.

L.

Material contracts.

The following are the material contracts which we, or any of our subsidiaries, have entered into in the last year immediately prior to date of this Annual Report:

1.

Collaboration Agreement between us and BioInvent International AB dated September 2006 for the provision of our DXL™ technology with a BioInvent therapeutic antibody, targeting cancer;

2.

Collaboration Agreement between us and EvoGenix Limited dated October 2006 to evaluate the use of our DXL™ technology in combination with an antibody for the treatment of certain viral infections;

3.

Employment Agreement between us and Jeff Morhet LLC dated November 28th, 2006 for the employment of Jeff Morhet as our Chief Executive Officer;

4.

Employment Agreement between us and Wade Brooksby dated October 15th, 2006 for the employment of Wade Brooksby as our Vice-President and Chief Financial Officer;

5.

Consulting agreement between us and Thomas Wharton dated November 1, 2006 for the employment of Thomas Wharton as our consultant;

6.

Settlement agreement, as amended, with KAHG LLC dated December 2006 for the payment of the financial claim advanced by the landlord for the additional costs incurred by the landlord for tenant improvement to our leased premises;

7.

Letter agreement with Dr. Thomas Kindt dated April 17th, 2007 appointing him to be our Chief Scientific Officer;

8.

Consulting agreement dated June 8th, 2007 between us and Dr. Jur Strobos appointing him as our Chief Medical Officer;

9.

Sublease Agreement dated November 15th, 2007 between us and Systems Medicine LLC for a portion of our laboratory space at the Mayo Clinic in Scottsdale, Arizona;

10.

Purchase agreement between InNexus Bioscience (Barbados) Inc. and RP Dynamic Cross Linking L.P. (“Royalty Pharma”) whereby our subsidiary sold the right to received royalties based upon future sales of products and enforcement of intellectual property rights;

11.

Exclusive license agreement between InNexus Bioscience (Barbados) Inc. and InNexus Biotechnology International Limited whereby certain limited rights to our licensed patent and know-how was transferred from one subsidiary to another in anticipation of the Royalty Pharma purchase transaction (the “RP Technology License”);

12.

Parent agreement between us and Royalty Pharma dated April 26th, 2007 whereby we provide the assurances and guarantees in consideration of Royalty Pharma’s entering into the Purchase Agreement with our subsidiary;

13.

Royalty agreement between InNexus Bioscience (Barbados) Inc. and Royalty Pharma. whereby the calculation and payment of royalties under the Purchase Agreement was defined;

14.

Pledge Agreement between us and Royalty Pharma whereby we pledged the shares of our subsidiary InNexus Bioscience (Barbados) Inc. as security for performance of the obligations of us and our subsidiaries to Royalty Pharma;

15.

Security Agreement whereby we created a security interest in favor of Royalty Pharma with respect to any of the technology covered by the RP Technology License;

16.

Debenture granted by InNexus Bioscience (Barbados) Inc. in favor of Royalty Pharma charging all of its assets as security for its performance of its obligations to Royalty Pharma;

17.

Debenture granted by InNexus Biotechnology International Limited in favor of Royalty Pharma charging all of the technology covered by the RP Technology License as security for its performance of its obligations to Royalty Pharma

18.

Letter agreement with The Investor Relations Group Inc. (“IRG”) dated July 24, 2007 whereby IRG agreed to provide us with a comprehensive public relations program.  The initial term of the agreement is for 12 months at $7,250 per month.

19.

Letter agreement with The Investor Relations Group Inc. (“IRG”) dated July 24, 2007 whereby IRG agreed to provide us with a comprehensive investor relations program.  The initial term of the agreement is for 12 months at $7,250 per month.

20.

Science research service agreement made effective June 1, 2007 between us and our subsidiary, InNexus Bioscience (Barbados), Inc. whereby our subsidiary will conduct research for us at our Scottsdale facility and we will reimburse them for all costs.

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

Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor.  The Threshold is to be determined yearly in accordance with a formula set forth in the Act.  For 2007, the Threshold was determined to be $281,000,000.

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

A.

Taxation.

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Summary

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

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of the Company entitled to vote.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the “passive foreign investment company” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning on or before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

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

As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended June 30, 2007, and the Company expects that it will be a “passive foreign investment company” for the taxable year ending June 30, 2008 based on current business plans and financial projections.  (See “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company does not expect to be a QFC for the taxable year ending December 31, 2007.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution received on the Common Shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends received on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Common Shares sold or otherwise disposed of.  Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules.   Dividends received on the Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income”.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payer or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957(a) of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

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

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297(a) of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) on average, 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, active business gains arising from the sale or exchange of commodities by the Company generally are excluded from “passive income” if substantially all of the Company’s commodities are (a) stock in trade of the Company or other property of a kind that would properly be included in inventory of the Company, or property held by the Company primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of the Company that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by the Company in the ordinary course of its trade or business.

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

The Company believes that it was a PFIC for the taxable year ended June 30, 2007, and based on current business plans and financial projections, the Company expects that it will be a PFIC for the taxable year ending June 30, 2008.  The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations.  In addition, whether the Company will be a PFIC for the taxable year ending June 30, 2008 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.

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

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution received on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution received on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares (other than years prior to the first taxable year of the Company beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent taxable years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by the Company of the shares of such other foreign corporation or a distribution received by the Company from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed above.  To the extent that gain recognized on the actual disposition by a U.S. Holder of Common Shares or income recognized by a U.S. Holder on an actual distribution received on the Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

QEF Election

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for the Common Shares in which the Company is a PFIC.  In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year in a U.S. Holder’s holding period for the Common Shares, then in order to be treated as making a “timely” QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date for an amount equal to the fair market value of the Common Shares on the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

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

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  For example, a U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

However, for each taxable year in which the Company is a PFIC, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.   Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on a qualified exchange or other market.  For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks.  If the Common Shares are traded on such a qualified exchange or other market, the Common Shares generally will be “regularly traded” for any calendar year during which the Common Shares are traded, other than in de minimus quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (such as gifts and exchanges pursuant to tax-deferred reorganizations under Section 368 of the Code).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

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

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

E.

Subsidiary Information.

As of November 30, 2007, we have the following subsidiaries with their jurisdictions of incorporation noted:

a)

North Bioscience Inc. (British Columbia, Canada)

b)

InNexus Inc. (Washington)

c)

InNexus Exchange Corp. (Nevada)

d)

InNexus Biotechnology International Limited (Barbados)

e)

InNexus Bioscience (Barbados) Inc. (Barbados)

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We were incorporated under the laws of British Columbia, Canada and our financial results are quantified in Canadian dollars.  We raise equity funding through the sale of securities denominated in Canadian dollars, whereas the majority of our obligations and license revenues will be incurred or earned in US dollars.  Variations in the exchange rate may give rise to foreign exchange gains or losses that may be significant.  Market risks relating to our operations are anticipated to result primarily from changes in foreign exchange rates.  We do not use financial instruments for trading purposes and are not parties to any leverage derivatives.  We do not currently engage in hedging transactions.  See “Currency and Exchange Rates” and Item 4 – “Information on the Company”.

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

Modification of Instruments Defining Rights of Security Holders.

Not Applicable.

B.

Modification or Issuance of Other Class of Securities.

Not Applicable

C.

Withdrawal or Substitution of Security.

Not Applicable.

D.

Change of Trustee or Paying Agent.

Not Applicable

E.

Use of Proceeds.

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2007.  This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer, and our Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.  There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out our evaluation.

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

During our most recently completed fiscal year ended June 30, 2007, there were no material changes to our internal control over financial reporting.

In March, 2007, we created the position of Manager of Financial Securities and Reporting.  This position is responsible to oversee the process of meeting all regulatory financial reporting and compliance requirements in both Canada and the United States.  We anticipate this new position will enhance our ability to exert better control and direction over our internal disclosure and control procedures.

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

As of November 30, 2007, our management has not evaluated the effectiveness of our internal controls over financial reporting and is the process of complying with regulatory requirements for internal controls over financial reporting.

ITEM 16.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Laurence M. Luke is an "audit committee financial expert" as defined in Item 16A of Form 20-F.  Mr. Luke is an "independent director" as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and section 121B of the American Stock Exchange Company Guide relating to audit committee requirements for listed companies.

ITEM 16B. CODE OF ETHICS

We have not yet adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards.  Our Board of Directors believes that our existing standards and procedures are adequate for its purposes.  We have not seen any need to adopt a written code of ethics on the basis that our management structure and corporate culture effectively deter wrongdoing and promote honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, compliance with applicable governmental laws, rules and regulations, prompt internal reporting of unethical conduct and accountability for adherence to the conduct standards.  We have historically had a relatively small number of employees and most of our officers have also been directors, thus eliminating any split between our management and our directors who are responsible to safeguard shareholder interests.  As a result, the activities of our officers, employees and other agents can be easily monitored by our directors, thus eliminating the need for a formal written code of ethics.  We intend to closely monitor our existing practices as our Company expands in size and complexity to determine whether developing and adopting a written code of ethics would be beneficial in light of those changes.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by our auditors to us for each of the fiscal years ended June 30, 2007 (“Fiscal 2007”) and 2006 (“Fiscal 2006”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended June 30, 2007	Year Ended June 30, 2006
Audit Fees (1)	$60,400	$63,000
Audit-Related Fees (2)	1,995	Nil
Tax Fees (3)	Nil	Nil
All Other Fees	Nil	Nil
Totals	$62,395	$63,000

NOTES:

(1)  “Audit Fees” represent fees for our audited annual financial statements, and review in connection with our statutory and regulatory filings.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)  “Tax Fees” represent fees for tax compliance, tax advice and tax planning.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2007 were approved by the Audit Committee.  The Audit Committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTINGS STANDARD FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None

ITEM 17. FINANCIAL STATEMENTS.

We are furnishing the following financial statements and reports:

Audited Financial Statements to June 30, 2007, including:

•

Auditor’s Report to the Board of Directors dated October 19, 2007, Consolidated Balance Sheets at June 30, 2007 and June 30, 2006

•

Consolidated Statements of Operations for the years ended June 30, 2007, 2006 and 2005, and the period from incorporation on July 20, 1997 to June 30, 2007

•

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2007, 2006 and 2005

•

Consolidated Statements of Cash Flows for the years ended June 30, 2007, 2006 and 2005, and the period from incorporation on July 20, 1997 to June 30, 2007

•

Notes to the Consolidated Financial Statements

All financial statements herein, unless otherwise stated, have been prepared in accordance with Canadian GAAP.  These principles, as they pertain to our financial statements, differ from U.S. GAAP in a number of material respects, which are set out elsewhere herein.  Reference is made to Note 12 in our audited consolidated financial statements for an explanation of all material differences between Canadian GAAP and U.S. GAAP as they pertain to us.

Consolidated Financial Statements

(Expressed in Canadian dollars)

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Years ended June 30, 2007, 2006 and 2005

Period from incorporation on July 20, 1997 to June 30, 2007

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpm[g].ca
Vancouver BC V7Y 1K3 Canada

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders InNexus Biotechnology Inc.

We have audited the accompanying consolidated balance sheets of InNexus Biotechnology Inc. (and subsidiaries) (the “Company”) as of June 30, 2007 and 2006, and the related consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended June 30, 2007 and the period from the date of incorporation on July 20, 1997 to June 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InNexus Biotechnology Inc. as of June 30, 2007 and 2006, and the results of its operations and deficit and its cash flows for each of the years in the three-year period ended June 30, 2007 and the period from the date of incorporation on July 20, 1997 to June 30, 2007 in conformity with Canadian generally accepted accounting principles.

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

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 12 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada December 21, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

 INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

June 30,

2007

2006

ASSETS

Current assets:

Cash and cash equivalents

$

2,860,551

$

593,410

Cash restricted for drug development (notes 6(a) and 7(a))

2,546,502

-

Accounts receivable

-

7,500

Prepaid expenses and other

178,480

122,044

Total current assets

5,585,533

722,954

Property and equipment, net (note 3)

1,710,066

333,750

Technology rights, net (note 4)

193,431

308,742

TOTAL ASSETS

$

7,489,030

$

1,365,446

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable

$

465,146

$

75,993

Accrued liabilities

91,931

-

Dividend payable (note 7(c))

359,087

160,329

Debt portion of convertible preferred shares – series A (note 7(c))

27

1

Total current liabilities

916,191

236,323

Commitment for drug development (note 6(a))

1,492,142

-

Shareholders’ equity:

Common shares, no par, unlimited shares authorized,
52,098,253 issued and outstanding (2006 - 25,881,239) (note 7(a))

11,973,466

4,827,936

Preferred shares – exchangeable, no par, 6,917,188 shares authorized,
2,758,594 issued and outstanding (2006 - 6,917,188) (note 7(b))

186,748

468,276

Preferred shares – series A convertible, no par, 27,500 shares authorized,
22,565 issued and outstanding (2006 - 27,500) (note 7(c))

1

1

Contributed surplus

5,481,725

3,222,143

Deficit accumulated during the development stage

(12,561,243)

(7,389,233)

5,080,697

1,129,123

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$

7,489,030

$

1,365,446

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Jeff A. Morhet”

“Wade F. Brooksby”

Director

Director

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Operations

(Expressed in Canadian dollars)

Period from

incorporation on

July 20, 1997

Year ended June 30,

to June 30,

2007

2006

2005

2007

Revenues

License fees

$

15,274

$

-

$

-

$

281,940

Total revenues

15,274

-

-

281,940

Operating expenses (note 10):

Expenses incurred under development
commitment (note 6(a))

180,174

-

-

180,174

Reimbursements received for
development commitment (note 6(a))

(638,727)

-

-

(638,727)

Research and development

1,181,454

308,969

611,315

2,571,863

Research and development – related party
(note 5)

766,912

583,579

600,294

2,076,735

General and administrative

3,335,559

1,653,962

998,789

7,813,783

General and administrative – related party
(note 5)

322,510

261,387

18,652

728,198

5,147,882

2,807,897

2,229,050

12,732,026

Operating loss

(5,132,608)

(2,807,897)

(2,229,050)

(12,450,086)

Other income (expense):

Interest income

159,431

46,359

4,401

211,885

Interest expense (note 7(c))

(198,833)

(171,337)

-

(370,170)

Gain on sale of investments

-

-

47,128

47,128

Net loss

$

(5,172,010)

$

(2,932,875)

$

(2,177,521)

$  (12,561,243)

Basic and diluted loss per share (note 8)

$

(0.13)

$

(0.12)

$

(0.10)

Weighted average number of common
shares outstanding (note 8)

43,942,846

25,014,609

21,234,936

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian dollars)

Deficit

accumulated

Preferred shares

Preferred shares

during the

Common shares

exchangeable

series A convertible

Contributed

development

Shares

Amount

Shares

Amount

Shares

Amount

surplus

stage

BALANCES, June 30, 2004

19,141,157

$

2,741,546

6,417,188

$

218,276

-

$

-

$

129,791

$

(2,278,837)

Issuance for private placement, net of issuance costs
(note 7(a))

2,600,000

1,064,327

-

-

-

-

-

-

Warrants issued for private placement, net of issuance costs

-

-

-

-

-

-

323,013

-

Exercise of stock options

285,000

71,250

-

-

-

-

-

-

Exercise of stock warrants

405,082

106,770

-

-

-

-

-

-

Issued for technology rights (note 7(b))

-

-

500,000

250,000

-

-

-

-

Stock-based compensation (note 7(d))

-

-

-

-

-

-

118,741

-

Net loss

-

-

-

-

-

-

-

(2,177,521)

BALANCES, June 30, 2005

22,431,239

3,983,893

6,917,188

468,276

-

-

571,545

(4,456,358)

Issuance for private placement, net of issuance costs
(note 7(a))

2,020,000

458,543

-

-

-

-

-

-

Issuance for private placement, net of issuance costs
(note 7(c))

-

-

-

-

25,000

-

1,214,278

-

Issuance for conversion of bridge loan, net of issuance costs
(note 7(c))

-

-

-

-

2,500

-

1,214,277

-

Allocation of preferred shares – series A to debt (note 7(c))

-

-

-

-

-

1

(1)

-

Exercise of stock options (note 7(d))

30,000

7,500

-

-

-

-

-

-

Exercise of stock warrants (note 7(e))

1,400,000

378,000

-

-

-

-

-

-

Stock-based compensation (note 7(d))

-

-

-

-

-

-

-

222,044

-

Net loss

-

-

-

-

-

-

-

(2,932,875)

BALANCES, June 30, 2006

25,881,239

4,827,936

6,917,188

468,276

27,500

1

3,222,143

(7,389,233)

Conversion of series A – convertible preferred shares

1,974,000

435,815

-

-

(4,935)

-

(435,815)

-

(note 7 (c))

Issuance of convertible prepaid warrants, net of
issuance costs (note 7(e))

-

-

-

-

-

-

5,117,856

-

Exercise of convertible prepaid warrants (note 7(a))

10,432,105

3,297,293

-

-

-

-

(3,297,293)

-

Exercise of stock options (note 7(d))

1,306,664

426,000

-

-

-

-

-

-

Exercise of preferred shares - exchangeable

4,158,594

281,528

(4,158,594)

(281,528)

-

-

-

-

Exercise of stock warrants (note 7(e))

6,741,953

1,101,640

-

-

-

-

-

-

Issued for contract services

10,000

6,000

-

-

-

-

-

-

Issued for fixed assets (note 3)

496,808

531,584

-

-

-

-

168,942

-

Issued pursuant to contract agreement (note 7(a))

1,096,890

1,065,670

-

-

-

-

-

-

Stock-based compensation (note 7(d))

-

-

-

-

-

-

705,918

-

Net loss

-

-

-

-

-

-

-

(5,172,010)

Preferred shares – series A debt accretion (note 7(c))

-

-

-

-

-

-

(26)

-

BALANCES, June 30, 2007

52,098,253

$

11,973,466

2,758,594

$

186,748

22,565

$

1

$

5,481,725

$

(12,561,243)

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Period from

incorporation on

July 20, 1997

Year ended June 30,

to June 30,

2007

2006

2005

2007

CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the period

$

(5,172,010)

$

(2,932,875)

$

(2,177,521)

$  (12,561,243)

Adjustments to reconcile net loss to net
cash provided by (used in) operating
activities:

Amortization

273,940

187,645

122,800

639,769

Accrued interest expense

198,758

160,329

-

454,387

Stock-based compensation

705,918

211,036

351,754

1,398,499

Unrealized foreign exchange loss

-

-

-

12,470

Shares received for license fees

-

-

-

(266,666)

Common stock for contract services

6,000

-

-

6,000

Interest accretion on convertible bridge
loan

-

11,008

-

11,008

Gain on assets

-

-

(47,128)

(47,128)

Financing costs by issuance of warrants

-

-

90,000

90,000

Changes in non-cash operating working
capital:

Accounts receivable

7,500

(7,500)

42,486

(108,403)

Prepaids and other assets

(56,436)

(102,062)

-

(57,116)

Accounts payable and accrued
liabilities

481,084

13,399

(40)

204,989

Commitment for drug development

1,492,142

-

-

1,492,142

Net cash used in operating activities

(2,063,104)

(2,459,020)

(1,617,649)

(8,731,292)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash restricted for drug development

(2,546,502)

-

-

(2,546,502)

Proceeds on sale of investment

-

-

313,795

314,378

Purchase of equipment

(834,419)

(252,786)

(141,257)

(1,264,575)

Technology rights

-

-

(62,483)

(139,939)

Net cash (used in) provided by
investing activities

(3,380,921)

(252,786)

110,055

(3,636,638)

CASH FLOWS FROM FINANCING ACTIVITIES

Due to related parties

-

20,932

(42,568)

300,479

Notes payable

-

(80,770)

(26,950)

574,242

Proceeds from share capital

8,028,635

3,640,500

1,348,020

15,207,365

Issuance costs

(317,469)

(367,901)

(105,673)

(853,605)

Net cash provided by financing
activities

7,711,166

3,212,761

1,172,829

15,228,481

Increase (decrease) in cash and cash
equivalents

2,267,141

500,955

(334,765)

2,860,551

Cash and cash equivalents, beginning of
period

593,410

92,455

427,220

-

Cash and cash equivalents, end of period

$

2,860,551

$

593,410

$

92,455

$  2,860,551

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.

(A Development Stage Enterprise)

Consolidated Statements of Cash Flows (continued)

(Expressed in Canadian dollars)

Period from

incorporation on

July 20, 1997

Year ended June 30,

to June 30,

2007

2006

2005

2007

Supplementary information:

Interest paid

$

-

$

-

$

-

$

-

Taxes paid

-

-

-

-

Non-cash investing and financing activities:

Shares issued for property and equipment

531,584

-

-

531,584

Warrants issued for property and equipment

168,942

-

-

168,942

Shares issued upon exchange or conversion
of preferred shares

717,343

-

-

717,343

Shares issued upon exchange of prepaid
warrants

3,297,293

-

-

3,297,293

Warrants for issuance costs

56,149

-

-

56,149

Shares issued on conversion of bridge loan

-

250,000

-

250,000

Shares issued for business combination,
net of cash acquired

-

-

-

220,098

Shares issued in settlement of debts

-

-

-

409,957

Shares issued for technology rights

-

-

250,000

275,000

Technology rights acquired with
future debt payments

-

-

-

161,620

See accompanying notes to consolidated financial statements.

1.

Going concern:

InNexus Biotechnology Inc. ("InNexus," "IXS" or the "Company") is incorporated under the laws of British Columbia. On July 3, 2003, the Company changed its name from Cusil Venture Corporation ("Cusil") to InNexus Biotechnology Inc. in connection with a business combination. The Company is a drug development company focused on commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (“DXLTM") technology. DXLTM technology seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies. The Company is a development stage enterprise and commercial operations have not yet commenced.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. These consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its subsidiaries InNexus, Inc. ("IXI"), InNexus Exchange Corp. ("IEC"), both of which are U.S. corporations, InNexus Biotechnology International Limited ("IBIL") and InNexus Bioscience (Barbados) Inc., Barbados corporations, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned. All intercompany transactions and balances have been eliminated.

Effective June 27, 2003, Cusil, which on July 3, 2003 changed its name to InNexus Biotechnology Inc., with its wholly owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of IXI. Concurrently, the shareholders of IXI obtained control of Cusil/lnNexus through the exchange of IXI shares for shares of the Company; as a result, Cusil/InNexus' transaction with IXI has been accounted for in these consolidated financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows for the period from IXI's incorporation on July 20, 1997 to June 30, 2003 reflect IXI's results from operations and cash flows combined with those of Cusil/InNexus from the reverse takeover on June 27, 2003 to June 30, 2003. In subsequent periods, the consolidated statements of operations, and deficit and cash flows reflect the results of operations and cash flows of the consolidated Company.

2.

Significant accounting policies (continued):

(b)

Development stage enterprise:

The accompanying consolidated financial statements include disclosures required by Statement of Financial Accounting Standard (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises."

(c)

Cash and cash equivalents:

Cash equivalents are highly liquid investments which are readily convertible to contracted amounts of cash having an original maturity of three months or less.  Restricted cash is contractually obligated to be used by the Company for normal and routine operations related to specific research activities in existence at the time of the restriction.  Periodically, the Company's cash balances may be in excess of federally insured limits.

(d)

Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided on the straight line basis over the estimated useful lives from the time the equipment is put in use:

Asset

Rate

Laboratory equipment

five years

Computer hardware and software

three years and four months

Office equipment

five years

Leasehold improvements

ten years

Gains and losses on depreciable assets retired or sold are recognized in the statement of operations in the year of disposal. Repairs and maintenance expenditures are expensed as incurred.

(e)

Technology rights:

Acquisition costs for technology rights are capitalized and amortized on a straight-line basis over their estimated useful lives of five years.

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

(f)

Impairment or disposal of long-lived assets.

The Company assesses the impairment of equipment or technology rights whenever events or changes in circumstances indicate that the carrying values may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable and exceeds its fair value. The carrying amount of the long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. No provision for write-downs with respect to long-lived assets has been made to date.

(g)

Development contract:

During fiscal 2007, the Company entered into a contract with Royalty Pharma for the sale of potential future revenue rights to an undeveloped product (note 6(a)).  The contract carries milestones which, if achieved, will trigger either additional proceeds or a reduction in future obligations.  The Company conducts development activities which complement the Company’s ability to meet these milestones.  All proceeds received under the contract are non-refundable and carry no additional performance requirements.  The proceeds have been classified as a liability and are recognized in the income statement as the Company conducts the research and development activities applicable to the project.

(h)

Financial instruments:

The carrying amounts of financial instruments, including cash, cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments.

(i)

Revenue recognition:

Nonrefundable fees received under licensing agreements are recognized as revenue when the Company has completed all significant continuing obligations to the other party.

2.

Significant accounting policies (continued):

(j)

Stock-based compensation:

The Company follows the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to account for grants under this plan. As recommended by Section 3870, the Company has adopted the fair value method for stock-based compensation. The fair value of stock options is determined by the Black-Scholes Option Pricing Model.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued, and the awards are remeasured at each reporting date during the vesting period as the options are earned. Any changes therein are recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The fair value of awards to employees is typically measured at the grant date and amortized over the vesting period.  Forfeitures are accounted for in the period in which they occur.  All of the Company’s option grants have a graded vesting schedule; the Company measures related compensation costs on a straight-line basis over the requisite service period for the entire award.

(k)

Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.  A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

(l)

Net loss per common share:

Basic loss per share is computed by dividing loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted loss per share does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

2.

Significant accounting policies (continued):

(m)

Foreign currency translation:

The Company’s functional currency is the Canadian dollar. Foreign currency denominated monetary assets and liabilities of the Company are translated into Canadian dollars at the prevailing exchange rates in effect at the end of the reporting period. Non-monetary assets and liabilities and revenues and expenses are translated at the rate of exchange in effect on the date of the transaction. Translation adjustments that arise from translating the foreign subsidiary's financial statements from local to Canadian currency are recorded as general and administrative expenses.

(n)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights, useful lives and methods for amortization, and valuation of stock options and warrants. Actual results may differ from those estimates.

(o)

Reclassifications:

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current year.  The reclassifications had no effect on net income or loss per share.

3.

Property and equipment:

Equipment consists of the following at June 30:

2007

2006

Laboratory equipment

$

1,004,972

$

395,310

Computer hardware and software

86,635

36,453

Office equipment

135,433

-

Leasehold improvements

739,669

-

1,966,709

431,763

Accumulated amortization

(256,643)

(98,013)

Total equipment, net

$

1,710,066

$

333,750

For the years ended June 30, 2007, 2006 and 2005, the Company recorded $158,630, $72,333 and $23,112 of amortization expense related to property and equipment.

3.

Property and equipment (continued):

In March 2007, the Company paid an obligation for leasehold improvements in the amount of $700,526 by issuing 496,808 common shares valued at $531,584 and 322,925 warrants valued at $168,942. Each warrant will entitle the holder to purchase one common share of the Company for $1.17 for a period of 2 years from the date of issue. The common shares were valued at the stock price on the date of issuance and the warrants were valued based on the residual amount of the obligation.

4.

Technology rights:

Technology rights consist of the following at June 30:

2007

2006

DXL™ rights

$

254,076

$

254,076

1F7 rights

10,000

10,000

Additional antibodies

312,482

312,482

576,558

576,558

Accumulated amortization

(383,127)

(267,816)

Total technology rights, net

$

193,431

$

308,742

Estimated aggregate amortization expense for technology rights for the following years is as follows:

2008

$

115,312

2009

62,496

2010

15,623

For the years ended June 30, 2007, 2006 and 2005, the Company recorded $115,311, $115,312 and $99,688 of amortization expense related to technology rights.

In July 2003, the Company notified the unrelated holder of the 1F7 license of their breach of a sub-license agreement held between two subsidiaries of the Company. The Company has ceased use of the sub-license pending resolution of the matter. The Company has concluded that there has not been a material impairment in the value of its acquired 1F7 rights.

5.

Related parties:

A significant amount of the Company’s technology rights were acquired from a research company controlled by a former officer and a former director of the Company, both of whom held office through the year ended June 30, 2007.  The company paid development, consulting and compensation costs to these parties of $766,912, $583,579 and $600,294 during the years ended June 30, 2007, 2006 and 2005, respectively.

Consulting fees of $322,510, $261,387 and $18,652 were paid to a Board member for management services during the years ended June 30, 2007, 2006 and 2005, respectively.

6.

Commitments and contingent liabilities:

(a)

Development commitments:

Royalty Pharma:

On June 6, 2007, the Company sold to RP Dynamic Cross-Linking LP ("Royalty Pharma" - an unrelated party) rights to potential future revenues for products to be developed with the Company's technologies using an antibody to be selected by Royalty Pharma. The US$2,000,000 sale entitles Royalty Pharma to 50% of the revenues of products developed from the selected antibody. The proceeds are restricted to use within the Company's research activities. If both parties agree that the Company's development of the antibody has reached a mutually agreed potency target, Royalty Pharma begins a twelve month period to elect to either 1) pay an additional US$15,000,000 to the Company for additional development, or 2) incur a reduction of its purchased rights from 50% to 10% of revenues on the future products. The twelve month election period commences on the earlier of 1) mutually agreeing that the agreed potency target is met or abandoned, or 2) execution of a joint development or similar agreement between the Company and a third party for the selected antibody. In the event InNexus enters into a third party agreement and Royalty Pharma does not elect to make the additional payment, its revenue interest will be calculated based upon 10% of the payments made to InNexus by the third party (subject to a floor of 5% of the third party's net sales) instead of 10% of net sales of future products. In addition, the sales agreement provides Royalty Pharma a twelve month option to purchase revenue rights for a second selected antibody under similar terms and conditions.  The twelve month period commenced on June 6, 2007.  For the year ended June 30, 2007, the Company incurred operating costs of $180,174 and a fixed asset reserve for specific equipment of $458,553 toward the contract commitment for drug development.

Technology rights:

In October 2004, the Company acquired all rights, title and interest to technology rights for specific additional antibodies from ImmPheron, which subsequently became a related party. Consideration included a royalty of 3% on net sales of any products the Company develops from the antibodies, and payment, if any, of 10% of income received by the Company from third party licenses of products developed from the antibodies. As of June 30, 2007, no such royalties had become payable by the Company.

(b)

Collaborative agreements:

In April 2006, the Company entered into a collaboration agreement whereby the parties will complete feasibility studies at a total cost of US$60,000 to be shared equally. As of June 30, 2007, no costs have been incurred for this agreement.

6.

Commitments and contingent liabilities (continued):

(c)

Leases:

The Company has entered into operating leases for office and laboratory space located at the Mayo Clinic’s MCCRB Building in Scottsdale, Arizona with non-cancelable monthly lease payments of US$55,902 per month through September 2016. Aggregate minimum annual lease commitments under non-cancelable operating leases as of June 30, 2007 are as follows:

US$

2008

$

670,824

2009

670,824

2010

670,824

2011

670,824

2012

670,824

Thereafter

2,851,002

$

6,205,122

Expenses incurred under operating leases were (CAN$) $614,086, $5,000 and $5,000 for the years ended June 30, 2007, 2006 and 2005, respectively.

(d)

Contingent liabilities:

The Company has been notified of a wrongful termination allegation. No specific claims or damages have been asserted and no responses to Company requests for early discovery have been received.

A former vendor has informed the Company of intent to seek up to $53,000 in damages for an alleged contract breach in respect of compensation allegedly owed to him.

In August 2007, a consultant to the Company filed suit for failure to pay contract services. The Company tendered payments, which were not accepted by the consultant under the terms of the contract.

Subject to the uncertainty inherent in all litigation, the Company does not believe at the present time that the resolution of these legal proceedings is likely to have a material adverse effect on the Company's financial position, operations or cash flows.

7.

Share capital:

(a)

Common shares:

In June 2003, 4,910,547 of the common shares issued by the Company as part of the reverse takeover business combination between IXI and Cusil/InNexus Biotechnology Inc were held in escrow. The escrow agreement provides for their release according to the following schedule: 5% each six months for the first two years and 10% each six months for the remaining four years. At June 30, 2007, there were 2,455,270 common shares remaining in escrow.

7.

Share capital (continued):

(a)

Common shares (continued):

As of June 30, 2007, 2,758,594 common shares had been allocated for issuance upon the conversion of exchangeable preferred shares of IEC.

In June 2007, as part of an agreement for the sale of future revenue rights (Note 6(a)), the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000).  Proceeds are restricted for use within the Company’s normal operating activities.

In August 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325 (note 7(e)).  Each unit contained one prepaid warrant which is convertible into one common share of the Company at no additional cost.  During fiscal 2007, 10,432,105 of the 12,078,500 issued prepaid warrants were converted into common shares.

In September 2005, the Company completed a private placement of 2,020,000 units at $0.25 for gross proceeds of $505,000. Each unit consisted of one common share and one non-transferable share warrant. Each warrant will entitle the holder to purchase one common share for $0.30 for a two-year period from closing. In conjunction with this placement, the Company paid issuance costs of $14,207 and finder's fees of $32,250.

In March 2005, the company completed a private placement of 510,000 common shares at $0.45 for gross proceeds of $229,500. In conjunction with this placement, the company paid finder's fees of $18,360 and granted for issuance a non-transferable option to acquire 51,000 common shares of the company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.

In November 2004, the Company completed a private placement of 2,090,000 common shares at $0.45 for gross proceeds of $940,500. In conjunction, the Company incurred issuance costs of $9,591 and finder's fees of $71,460. Also for issuance, the Company granted 193,000 non-transferable warrants, each convertible into one common share for $0.45 for a period of two years from the closing of the offering.

In January 2004, the Company completed a non-brokered private placement of 2,800,000 units at $0.21 for gross proceeds of $588,000. Each unit consisted of one common share of the Company and one non-transferable warrant exercisable to purchase a common share of the Company for $0.27 per share until expiry on January 14, 2006.

Concurrent with the reverse takeover business combination in June 2003, the Company completed a short-form private offering of 3,795,000 units at $0.25 for gross proceeds of $948,750. Each unit consisted of one common share of the Company and one-half of one non-transferable warrant exercisable to purchase a common share of the company for $0.30 until expiry on June 27, 2004. In conjunction, the Company issued 759,000 agent's warrants and 50,000 common shares for corporate finance and sponsorship fees. The agent's warrants are exercisable to purchase one common share of the company at a price of $0.25 per share until expiry on June 27, 2004.

7.

Share capital (continued):

(a)

Common shares (continued):

During fiscal 2003, the Company issued 213,572 common shares in settlement of related party debts of $106,786.

During fiscal 2002, the Company issued 380,760 common shares in settlement of related party debts of $190,380.

 (b)

Exchangeable preferred shares:

Exchangeable preferred shares are convertible at the option of the holder into an equal number of common shares of the Company. The shares do not accrue dividends.

In June 2003, 3,750,000 exchangeable preferred shares were issued by IEC as part of the reverse takeover business combination between IXI and Cusil/InNexus Biotechnology Inc. Concurrently, an additional 167,188 shares were issued to settle related party debt. The exchangeable preferred shares were valued at $109,682 and $83,594, respectively. The shares are held pursuant to an escrow agreement that provides for their release according to the following schedule: 5% each six months for the first two years and 10% each six months for the remaining four years. At June 30, 2007, there were 1,566,875 of the exchangeable preferred shares remaining in escrow.

In June 2003, 2,500,000 exchangeable preferred shares were issued by IEC to acquire DXLTM technology rights valued at $25,000 from ImmPheron, a related party. Of the shares, 90% were held pursuant to an escrow agreement that provides for their release at the rate of 15% each six months for three years. At June 30, 2007, all shares had been released from escrow.

In December 2004 IEC issued 500,000 exchangeable preferred shares to acquire $250,000 of additional technology rights from ImmPheron, which subsequently became a related party.

(c)

Series A convertible preferred shares:

In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders' fees of 8% of the gross proceeds and 660,000 warrants

Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years. Each preferred share is convertible into 400 common shares of the Company at the option of the holder for a period of five years after issuance. During the years ended June 30, 2007 and 2006 $198,833 and $160,329 of dividends, respectively, were accrued.

Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 per share for five years from the closing date. The issuance allows for cashless conversion.

In the event that the prevailing market price of the Company's common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A

7.

Share capital (continued):

(c)

Series A convertible preferred shares (continued):

convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends.

Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a "follow on" conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period, or at the discount to market price permitted under the TSX Venture Exchange's rules if issued with a four month hold period.  Through June 30, 2007, no redemptions have occurred.

The common shares of the Company issuable upon either conversion of the Series A convertible preferred shares or exercise of the warrants were subject to a hold period expiring through February 5, 2006.

The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders' conversion option.  At June 30, 2007 and 2006 the allocation of the shares' value to the debt component was $27 and $1, respectively, as reported in current liabilities,

The Company allocated the placement proceeds to the preferred shares and warrants based on the relative fair values of each instrument. The valuation of the warrants using the Black-Scholes model and the following assumptions on the date of issuance resulted in a value higher than the total proceeds:

Dividend yield

0.0%

Risk-free interest rate

3.94%

Expected life (years)

5

Expected volatility

73%

Furthermore, the beneficial conversion valuation for the preferred shares also resulted in an amount larger than the total proceeds. Since both instruments individually were determined to have values in excess of the gross proceeds, the valuation of proceeds less issuance costs was split evenly between the preferred shares and warrants, with the $1 debt portion allocated from the share value.

(d)

Stock options:

Under the Stock Option plan approved by the shareholders at an annual general meeting held in December 2005 and amended at its annual general meeting December 19, 2006, the Company may grant up to 6,330,603 of its issued and outstanding shares for issuance on the exercise of stock options. Under the terms of the Plan, the exercise price of each option is determined by the Board of Directors at the time each option is granted, which shall in all cases be not less than the discounted market price of the common shares covered by such option at the date of grant. Options are non-transferable with a maximum term of five years and terminate between zero and ninety days following the date on which the optionee ceases to be employed by or an officer or director of the Company, except in the case of death, in which case they terminate one year after the event. Vesting of options is made at the discretion of the Board at the time the options are granted.

7.

Share capital (continued):

(d)

Stock options (continued):

The continuity of stock options is as follows:

For the year ended June 30, 2007:

Exercise

Exercise

June 30,

Expired/

June 30,

Expiry date

price

2006

Granted

Exercised

forfeited

2007

August 17, 2006

$

0.26

100,000

-

-

(100,000)

-

December 16, 2006

0.55

250,000

-

(100,000)

(150,000)

-

April 20, 2007

0.40

250,000

-

(150,000)

(100,000)

-

June 30, 2007

0.25

1,045,000

-

(490,000)

(555,000)

-

September 30, 2007

0.35

325,000

-

(325,000)

-

-

February 6, 2008

0.29

460,000

-

(133,332)

(66,668)

260,000

March 15, 2008

0.30

150,000

-

-

-

150,000

March 25, 2008

0.30

80,000

-

-

-

80,000

April 3, 2008

0.30

200,000

-

-

-

200,000

April 14, 2008

0.30

100,000

-

(33,332)

(66,668)

-

May 24, 2008

0.35

100,000

-

-

(50,000)

50,000

June 8, 2008

0.37

300,000

-

(50,000)

(100,000)

150,000

December 15, 2008

0.76

-

150,000

-

-

150,000

February 5, 2009

0.92

-

70,000

-

-

70,000

February 6, 2010

0.92

-

190,500

-

-

190,500

February 26, 2010

0.82

-

582,000

-

-

582,000

February 6, 2011

0.29

1,255,000

-

(25,000)

(200,000)

1,030,000

October 31, 2011

0.48

-

100,000

-

-

100,000

November 27, 2011

0.56

-

1,213,579

-

-

1,213,579

December 18, 2011

0.71

-

360,000

-

-

360,000

4,615,000

2,666,079

(1,306,664)

(1,388,336)

4,586,079

Weighted average exercise
price

$

0.31

$

0.68

$

0.33

$

0.32

$

0.52

Weighted average contractual
life remaining (in years)

2.80

7.

Share capital (continued):

(d)

Stock options (continued):

For the year ended June 30, 2006 (amended from prior year):

Exercise

Exercise

June 30,

Expired/

June 30,

Expiry date

price

2005

Granted

Exercised

forfeited

2006

September 2, 2005

$

0.25

55,000

-

-

(55,000)

-

December 11, 2005

0.25

85,000

-

-

(85,000)

-

March 25, 2006

0.35

80,000

-

(80,000)

-

April 15, 2006

0.45

100,000

-

-

(100,000)

-

May 27, 2006

0.41

150,000

-

-

(150,000)

-

August 17, 2006

0.26

100,000

-

-

-

100,000

December 16, 2006

0.55

250,000

-

-

-

250,000

April 20, 2007

0.40

250,000

-

-

-

250,000

June 30, 2007

0.25

1,075,000

-

(30,000)

-

1,045,000

September 30, 2007

0.35

-

325,000

-

-

325,000

February 6, 2008

0.29

-

460,000

-

-

460,000

March 15, 2008

0.30

-

150,000

-

-

150,000

March 25, 2008

0.30

-

80,000

-

-

80,000

April 3, 2008

0.30

-

200,000

-

-

200,000

April 14, 2008

0.30

-

100,000

-

-

100,000

May 24, 2008

0.35

-

100,000

-

-

100,000

June 8, 2008

0.37

-

300,000

-

-

300,000

February 6, 2011

0.29

-

1,255,000

-

-

1,255,000

2,145,000

2,970,000

(30,000)

(470,000)

4,615,000

Weighted average exercise
price

$

0.33

$

0.31

$

0.25

$

0.36

$

0.31

At June 30, 2007 and 2006, 2,281,610 and 1,700,000, respectively, of the outstanding options were exercisable.

The portion of the compensation cost of the options that were granted to employees and non-employees that vested in each year were recorded in these consolidated financial statements at the estimated fair value of the option at the date of grant.

7.

Share capital (continued):

(d)

Stock options (continued):

Stock-based compensation reported as expense is as follows:

Year ended June 30,

2007

2006

2005

Research and development

$

189,838

$

11,161

$

104,856

Research and development – related party

62,140

17,052

128,157

General and administrative

328,920

150,102

100,458

General and administrative – related party

125,020

32,721

18,283

$

705,918

$

211,036

$

351,754

The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

2007

2006

2005

Dividend yield

0.0%

0.0%

0.0%

Expected volatility

75 - 83%

72 - 78%

92 - 115%

Risk-free interest rate

3.89 - 4.60%

3.93 - 4.43%

2.83 - 3.01%

Expected average option term

2 - 5 years

2 - 5 years

2 years

The weighted average fair value of the options granted to non-employees during the years ended June 30, 2007, 2006 and 2005 were $0.17, $0.31 and $0.24, respectively.

(e)

Share purchase warrants:

For the year ended June 30, 2007:

Exercise

Exercise

June 30,

Expired/

June 30,

Expiry date

price

2006

Granted

Exercised

forfeited

2007

November 4, 2006

$

0.45

193,000

-

(193,000)

-

-

March 21, 2007

0.45

51,000

-

(51,000)

-

-

September 6, 2007

0.30

2,020,000

-

(415,000)

-

1,605,000

August 10, 2008

0.50

-

177,778

-

-

177,778

August 25, 2008 *

0.50

-

7,851,025

(1,484,708)

-

6,366,317

March 15, 2009

1.17

-

322,925

-

-

322,925

January 26, 2010

0.67

150,000

-

-

-

150,000

January 26, 2010

1.34

150,000

-

-

-

150,000

October 7, 2010

0.25

11,000,000

-

(5,717,000)

-

5,283,000

October 7, 2010

0.25

660,000

-

-

-

660,000

None

0.00

-

12,078,500

(10,432,105)

-

1,646,395

14,224,000

20,430,228

(18,292,813)

-

16,361,415

*

65% warrants are reported at their 100% equivalent units.

7.

Share capital (continued):

(e)

Share purchase warrants (continued):

For the year ended June 30, 2006:

Exercise

Exercise

June 30,

Expired/

June 30,

Expiry date

price

2005

Granted

Exercised

forfeited

2006

January 14, 2006

$

0.27

2,505,000

-

(1,400,000)

(1,105,000)

-

November 4, 2006

0.45

193,000

-

-

-

193,000

March 21, 2007

0.45

51,000

-

-

-

51,000

September 6, 2007

0.30

-

2,020,000

-

-

2,020,000

January 26, 2010

0.67

150,000

-

-

-

150,000

January 26, 2010

1.34

150,000

-

-

-

150,000

October 7, 2010

0.25

-

11,000,000

-

-

11,000,000

October 7, 2010

0.25

-

660,000

-

-

660,000

3,049,000

13,680,000

(1,400,000)

(1,105,000)

14,224,000

At June 30, 2007, 19,789,431 warrants were outstanding and convertible into 16,361,415 common shares of the Company at exercise prices ranging from $0.00 to $0.50 at the option of the holder.  The warrants were comprised of 1,646,395 prepaid warrants, 8,348,703 100% warrants, and 9,794,333 65% warrants.

On August 25, 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325. Each unit is comprised of one prepaid warrant and one 65% warrant.  Each prepaid warrant is convertible into one common share of the Company at no additional cost immediately following the closing of the placement; the 65% warrants must be combined into equivalent 100% warrants to be convertible into one common share at a price of $0.50 for two years.  The holders have the option of remitting additional warrants in lieu of the cash exercise price.  Issuance costs included $317,469 and 177,788 100% warrants with an exercise price of $0.50 for two years valued at $56,149.  All securities were subject to a hold period which expired on December 11, 2006.  The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance.  The prepaid warrants were valued using the Company’s stock price and the equivalent 100% share warrants and issuance warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield

0%

Risk-free interest rate

4.17%

Expected life (years)

2

Expected volatility

76%

Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.

8.

Net loss per share:

Basic and diluted losses per share have been computed by dividing the net loss available to common shareholders including prepaid warrant holders for each respective period by the weighted average shares outstanding during that period.  All warrants other than pre-paid, options and convertible preferred shares representing 19,685,719, 33,855,875 and 7,732,188 incremental shares for the years ending June 30, 2007, 2006 and 2005, respectively, have been excluded from the computation of diluted loss per share as they are antidilutive due to the losses generated.  In fiscal 2007 and 2006, net loss available for common shareholders has been increased by $359,087 and $160,329, respectively, for accrued dividends payable to shareholders of preferred stock - Series A.

9.

Income taxes:

Substantially all of the difference between the actual tax expense (recovery) of nil and the expected federal and provincial/state statutory corporate income tax recovery relates to losses not recognized.

The significant components of the Company's future income tax assets and liabilities at June 30, 2007 and 2006 are as follows:

2007

2006

Future income tax assets:

Equipment and other assets

$

85,545

$

(46,476)

Share issue costs

161,497

130,038

Losses carried forward:

Canada

2,143,705

1,428,212

United States

-

83,603

Total future income tax assets

2,390,745

1,595,377

Valuation allowance

(2,390,745)

(1,595,377)

Future income tax assets, net of allowance

$

-

$

-

At June 30, 2007, the Company has available losses for tax purposes in Canada of approximately $7,028,540 which may be applied to reduce taxable income until 2027.

10.

Operating expenses:

The Company's operating expenses consist of the following:

Year ended June 30,

2007

2006

2005

    Expenses incurred under development

        Agreement

$        180,174

$

-

$

-

Reimbursements received under development

    agreement                                                                    (638,727)

-

-

Operating expenses:

Research and development:

Compensation

87,074

-

-

Benefits, payroll taxes and related

9,855

15,508

-

Amortization expense

87,036

62,837

121,516

Conferences and employee training

68,055

83,280

-

Consulting fees

652,797

119,705

489,799

Rent expense and related

134,472

-

-

Research supplies

96,908

14,476

-

Travel

45,257

13,163

-

Total research and development

1,181,454

308,969

611,315

Research and development – related party:

Compensation

31,860

-

-

Benefits, payroll taxes and related

1,842

-

-

Consulting fees

733,210

583,579

600,294

Total research and development – related party

766,912

583,579

600,294

General and administrative:

Compensation

163,318

-

-

Benefits, payroll taxes and related

78,947

39,881

-

Amortization expense

186,904

124,808

1,284

Communications

99,242

83,143

33,559

Consulting fees

807,178

406,332

225,039

Director fees

70,257

-

-

Finance charges

7,015

5,278

91,424

Foreign currency translation

112,988

86,829

(2,070)

Insurance

59,641

-

-

Legal and accounting

643,370

357,359

85,723

Marketing and promotion

79,616

201,314

182,911

Office and general

213,402

55,994

118,333

Publications and research

4,290

1,169

-

Rent and related

466,731

5,000

5,000

Transfer, license and fees

82,583

43,356

18,302

Travel

260,077

243,499

239,284

Total general and administrative

3,335,559

1,653,962

998,789

General and administrative - related party:

Benefits, payroll taxes and related

-

-

18,652

Consulting fees

322,510

237,603

-

Office and general expense

-

23,784

-

Total general and administrative – related
party

322,510

261,387

18,652

Total operating expenses

$

5,147,882

$

2,807,897

$

2,229,050

11.

Subsequent events:

On July 1, 2007, the Company’s Board of Directors approved the grant of 947,000 incentive common stock options to scientific and research laboratory persons at a price of $0.31 each for a term of three years.  The options vest over eighteen months.  Concurrently, an equal number of the Company’s unissued common shares were allocated for the exercise of the options.

On August 21, 2007, the Company’s Board of Directors approved the issuance of 338,000 incentive common stock options to scientific and research laboratory persons at a price of $0.26 each for a term of three years.  The options vest over eighteen months.  Concurrently, an equal number of the Company’s unissued common shares were allocated for the exercise of options.

12.

United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are substantially the same as measurement principles applicable in the United States and practices prescribed by the United States Securities and Exchange Commission, except for the following:

(a)

Technology rights:

Under Canadian generally accepted accounting principles ("Canadian GAAP"), development costs for a project that meets accepted criteria for deferral and amortization, or expenditures relating to the acquisition of technology and other assets and patent and trademark rights which relate to in-process research and development, are deferred and amortized to expense in a rational and systematic manner. Under United States generally accepted accounting principles ("US GAAP"), development costs and acquisitions that reflect in-process research and development are charged to expense when incurred. In the Company's case, the technology rights acquired in fiscal 2005 would be considered in-process research and development and accordingly would be charged to expense in 2005 for US GAAP purposes.

(b)

Stock-based compensation:

On July 1, 2004, the Company elected to prospectively adopt Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” an amendment to SFAS 123 “Accounting for Stock-Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to December 1, 2002.  The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to December 1, 2002 using a fair value based method.

12.

United States generally accepted accounting principles (continued):

(b)

Stock-based compensation (continued):

On July 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation will be recognized based upon the grant date fair value determined under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation.  Accordingly, prior period amounts have not been restated.

Compensation expense recognized for US GAAP purposes reflects estimates of employee award forfeitures and any change of estimates thereof are reflected in the period of change. Canadian GAAP does not require the estimation of award forfeitures. For US GAAP purposes, the Company has recognized a cumulative effect adjustment to reflect the change in accounting policy related to the estimated forfeitures for unvested stock options at July 1, 2006 of $66,869 as a reduction to contributed surplus and loss. In addition, the amount of compensation expense for the year ended June 30, 2007 for US GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated forfeitures.

During fiscal 2007, nine options holders who were classified as non-employees for option valuation and reporting purposes under SFAS No. 123(R) met the criteria for re-classification as employees, and were reclassified on the specific dates the criteria were met, ranging from October 1, 2006 to March 16, 2007.

A summary of the Company’s unvested stock option activity and related information for holders classified as employees in the year ended June 30, 2007 is as follows:

Weighted

average

conversion-

Number

date

Non-vested options:

of options

fair value

Non-vested at conversion dates

671,335

$

0.49

Granted

2,005,579

0.38

Vested

(1,009,109)

0.43

Forfeited

                  -

-

Non-vested at July 1, 2007

1,667,805

$

0.39

As of June 30, 2007, there was $664,759 of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 4.23 years.

The aggregate intrinsic value of the vested and exercisable stock options at June 30, 2007 was $29,667.

The aggregate intrinsic value of stock options exercised during the year ended June 30, 2007 was $114,700.

12.

United States generally accepted accounting principles (continued):

(b)

Stock-based compensation (continued):

The weighted average remaining contractual life of vested and exercisable stock options at June 30, 2007 was 3.74 years.

The Company estimates forfeitures for unvested options as a percentage of stock-based compensation. For the year ended June 30, 2007, the Company applied an estimated percentage of 20% for management and employees, which management considered to be a reasonable estimate based on actual forfeitures.

Cash received during the year ended June 30, 2007 related to the exercise of stock options was $63,500.

(c)

Accounting for investments in debt and equity securities:

Statement of Financial Accounting Standards No. 115, "Accounting for Investments in Debt and Equity Securities", requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders' equity until realized. Both of these types of investments are presented on a cost basis under Canadian GAAP.

Under US GAAP, investments and unrealized holding gains in shareholders' equity at June 30, 2004 would each be increased by $1,654,005. During the year ended June 30, 2005, the investment was sold and the realized gain was included in the statement of operations and deficit for Canadian GAAP purposes.

(d)

Comprehensive income:

US GAAP requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and additional paid-in capital in the equity section of the balance sheet.

Under US GAAP, other comprehensive income (loss) for the year ended June 30, 2005, which consists of changes in the unrealized holding losses on investments, would be reclassified to loss on the statement of operations and deficit.

12.

United States generally accepted accounting principles (continued):

(e)

Additional disclosures required for development stage companies:

US GAAP requires summary disclosure of all shareholders’ equity transactions from inception to the latest reporting period for companies in the development stage. Share capital and additional paid-in capital transactions for InNexus and Cusil, subsequent to the June 27, 2003 transaction with InNexus, are disclosed in note 7. However, the statement of deficit accumulated during the development stage only discloses changes during the periods since the year ended June 30, 2003. Accordingly, the detailed statement of deficit accumulated during the development stage for the period from inception on July 20, 1997 to June 30, 2007 is as follows:

Loss for the period ended:

December 31, 1997

$

239,511

December 31, 1998

76,113

December 31, 2001

313,560

June 20, 2002

256,878

June 20, 2003

466,862

June 30, 2004

925,913

June 30, 2005

2,177,521

June 30, 2006

2,932,875

June 30, 2007

5,172,010

Deficit accumulated during the development stage at June 30, 2007

$

12,561,243

(f)

Recent United States accounting standards:

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not evaluated the potential impact of the fair value option.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," to define fair value, establish a framework for measuring fair value in generally accepted accounting principles (GAAP), and expand disclosures about fair value measurements. Having a single definition of fair value, together with a framework for measuring fair value, is designed to result in increase consistency and comparability in fair value measurements. SFAS 157 is effective for reporting periods beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on its consolidated results of operations and financial position.

12.

United States generally accepted accounting principles (continued):

(f)

Recent United States accounting standards (continued):

In July 2006, The FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company does not expect that the adoption of FIN 48 will have a significant impact on the consolidated results of operations or financial position of the Company.

(g)

Accounting for the issue of Series A Convertible Preferred Shares:

Under Canadian GAAP, the Series A convertible preferred shares have both equity and note payable components. Under US GAAP SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," the securities would have met criteria requiring reporting as strictly equity instruments.

Under US GAAP the cash received on the issuance of the preferred shares would be allocated based on relative fair values of the warrants ($1,123,977) and Series A convertible preferred shares ($1,626,023). The fair value of the warrants was estimated using the Black-Scholes model under the same set of assumptions used for Canadian GAAP purposes (note 7(e)); the fair value of the Series A convertible preferred shares was determined using the market price of the Company's common stock on the date of issuance. The convertible shares contain a beneficial conversion feature which, when valued, is greater than the allocated value of the shares. Accordingly, the intrinsic value of the beneficial conversion feature ($1,626,022) has been separately disclosed from the series A convertible preferred shares and the shares have been given a $1 nominal value. Since the shares have no debt component under US GAAP, dividends would not be included in net loss unless declared by the Board of Directors. No such declaration has occurred.

In accordance with SEC staff Accounting Bulletin Topic 5Q "Increasing Rate Preferred Shares", the discounts on increasing rate preferred shares should be amortized over the period preceding commencement of the perpetual dividends by charging the imputed interest against the deficit and increasing the carrying amounts of preferred shares by an equal amount. During years ended June 30, 2007 and 2006 imputed interest was not be material.

12.

United States generally accepted accounting principles (continued):

(g)

Accounting for the issue of Series A Convertible Preferred Shares (continued):

Convertible Bridge Loan:

The convertible bridge loan, under US GAAP, is recorded at its face value of $250,000: in addition, it has a beneficial conversion feature whose value was $25,000 using the intrinsic value method.

Number

of units

Amount

Additional paid in capital:

Conversion option, Series A convertible preferred shares

$

1,626,023

Warrants, Series A convertible preferred shares

1,123,977

Issuance cost

(321,444)

Additional paid in capital - Series A convertible preferred
shares and warrants

27,500

2,428,556

Add: beneficial conversion feature

25,000

Total additional paid in capital - Series A convertible preferred shares and warrants

27,500

$

2,453,556

(h)

Reconciliation of statement of operations and balance sheet:

A reconciliation of the loss for the years ended June 30, 2007, 2006 and 2005 under Canadian GAAP, to the loss for the year in accordance with US GAAP and to comprehensive income (loss) for the year using US GAAP, is as follows:

2007

2006

2005

Loss for the year under Canadian GAAP

$

(5,172,010)

$

(2,932,875)

$

(2,177,521)

Adjustment to reconcile to US GAAP:

Technology rights

62,496

62,496

(265,610)

Interest on Bridge Loan

-

(13,992)

Interest on Series A Convertible
Preferred Shares

198,758

160,329

Stock-based compensation

66,869

-

-

Loss for the year under US GAAP

(4,843,887)

(2,724,042)

(2,443,131)

Dividends

(198,758)

(160,329)

-

Other comprehensive loss, net of tax:

Change in unrealized holding loss
on investments

-

-

(1,654,005)

Comprehensive loss for the year under
US GAAP

$

(5,042,645)

$

(2,884,371)

$

(4,097,136)

Basic loss per share

$

(0.12)

$

(0.12)

$

(0.12)

Diluted loss per share

(0.12)

(0.12)

(0.12)

12.

United States generally accepted accounting principles (continued):

(h)

Reconciliation of statement of operations and balance sheet (continued):

A reconciliation of assets, liabilities and shareholders equity as at June 30, 2007, 2006 and 2005 under Canadian GAAP, liabilities and shareholders equity under US GAAP is as follows:

2007

2006

2005

Assets under Canadian GAAP

$

7,489,030

$

1,365,446

$

710,720

Adjustments to reconcile to US GAAP:

Technology rights

(140,617)

(203,114)

(265,610)

Assets under US GAAP

$

7,348,413

$

1,162,332

$

445,110

2007

2006

2005

Liabilities under Canadian GAAP

$

2,408,333

$

236,323

$

143,364

Adjustments to debt portion – Series A
convertible
preferred shares

(27)

(1)

-

Liabilities under US GAAP

$

2,408,306

$

236,322

$

143,364

Shareholders’ equity as at June 30, 2007, 2006 and 2005 under US GAAP would be as follows:

2007

2006

2005

Common stock

$

11,973,466

$

4,827,936

$

3,983,893

Preferred shares – exchangeable

186,748

468,276

468,276

Preferred shares – Series A

1

1

-

Additional paid-in capital

5,414,883

3,236,136

571,545

Deficit

(12,634,991)

(7,606,339)

(4,721,968)

$

4,940,107

$

926,010

$

301,746

Cash used in operations and provided by investments for fiscal 2005 would each be increased by $62,483 (2007 and 2006 - nil) as a result of the difference in accounting for technology rights.

12.

United States generally accepted accounting principles (continued):

(i)

Investment in ProtoKinetix Shares:

On May 2, 2005, the Company sold 1,600,000 shares of ProtoKinetix Inc., a US Bulletin board listed Company (OTCBB: PKTX) of Vancouver, BC ("ProtoKinetix") held by the Company's US subsidiary ("InNexus US"), for a gain on sale of $47,128.

In accordance with Canadian GAAP the investment was presented at original cost ($266,666) and that original cost amount remained on the balance sheet until the investment was sold at a gain of $47,128 as reported on the June 30, 2005 Consolidated Statements of Operations and Deficit as a "Gain on sale of investment".

In accordance with US GAAP, the investment was determined to be "available for sale" under FAS115 and therefore, rather than presenting the investment at its original cost, the investment was be presented at market value. The result is an increase in the investment amount of $1,654,005 as at June 30, 2004, due to an increase in the quoted market value of ProtoKinetix from the date of the original transaction until June 30, 2004. When the shares were sold in May 2005, the actual sale amount was significantly less than the quoted market value as at June 30, 2004. This decrease from the June 30, 2004 quoted market value to the May 2, 2005 sale amount resulted in an "unrealized holding loss" on the investment in the amount of $1,654,005 leaving a gain from the sale of the investment at $47,128, which was equivalent to the gain on the sale of the investment determined under Canadian GAAP.

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

1.2(1)

Articles of InNexus Biotechnology Inc.;

2.1(1)

Specimen Certificate of Common Shares of InNexus Biotechnology Inc.;

4.1

Revised Stock Option Plan approved as amended by shareholders December 19, 2006;

4.2(1)

Collaboration Agreement between us and Affimed Therapeutics AG dated April 2006;

4.3(1)

Collaboration Agreement between us and BioInvent International AB dated September 2006;

4.4(1)

Collaboration Agreement between us and EvoGenix Limited dated October 2006;

4.5

Sublease Agreement between us and Systems Medicine LLC for a portion of our laboratory space at the Mayo Clinic in Scottsdale, Arizona;

4.6

Settlement agreement, as amended, with KAHG LLC for the payment of the financial claim advanced by the landlord for the additional costs incurred by the landlord for tenant improvement to our leased premises

4.7

Consulting agreement between us and Thomas Wharton dated November 1, 2006 for the employment of Thomas Wharton as our consultant;

4.8

 Employment Agreement between us and Jeff Morhet LLC dated November 28th, 2006 for the employment of Jeff Morhet as our Chief Executive Officer;

4.9

Employment Agreement between us and Wade Brooksby dated October 15th, 2006 for the employment of Wade Brooksby as our Vice-President and Chief Financial Officer;

4.10

Letter agreement with Dr. Thomas Kindt dated April 17th, 2007 appointing him to be our Chief Scientific Officer;

4.11

Consulting agreement dated June 8th, 2007 between us and Dr. Jur Strobos appointing him as our Chief Medical Officer;

4.12

Purchase agreement between InNexus Bioscience (Barbados) Inc. and RP Dynamic Cross Linking L.P. (“Royalty Pharma”) whereby our subsidiary sold the right to received royalties based upon future sales of products and enforcement of intellectual property rights;

4.13

Exclusive license agreement between InNexus Bioscience (Barbados) Inc. and InNexus Biotechnology International Limited whereby certain limited rights to our licensed patent and know-how was transferred from one subsidiary to another in anticipation of the Royalty Pharma purchase transaction (the “RP Technology License”);

4.14

Royalty agreement between InNexus Bioscience (Barbados) Inc. and Royalty Pharma. whereby the calculation and payment of royalties under the Purchase Agreement was defined;

4.15

Parent agreement between us and Royalty Pharma dated April 26th, 2007 whereby we provide the assurances and guarantees in consideration of Royalty Pharma’s entering into the Purchase Agreement with our subsidiary;

4.16

Pledge Agreement between us and Royalty Pharma whereby we pledged the shares of our subsidiary InNexus Bioscience (Barbados) Inc. as security for performance of the obligations of us and our subsidiaries to Royalty Pharma;

4.17

Security Agreement whereby we created a security interest in favor of Royalty Pharma with respect to any of the technology covered by the RP Technology License;

4.18

Debenture granted by InNexus Bioscience (Barbados) Inc. in favor of Royalty Pharma charging all of its assets as security for its performance of its obligations to Royalty Pharma;

4.19

Debenture granted by InNexus Biotechnology International Limited in favor of Royalty Pharma charging all of the technology covered by the RP Technology License as security for its performance of its obligations to Royalty Pharma

4.20

Letter agreement with The Investor Relations Group Inc. (“IRG”) dated July 24, 2007 whereby IRG agreed to provide us with a comprehensive public relations program.

4.21

Letter agreement with The Investor Relations Group Inc. (“IRG”) dated July 24, 2007 whereby IRG agreed to provide us with a comprehensive investor relations program.  The initial term of the agreement is for 12 months at $7,250 per month.

4.22

Science research service agreement made effective June 1, 2007 between us and our subsidiary, InNexus Bioscience (Barbados), Inc. whereby our subsidiary will conduct research for us at our Scottsdale facility and we will reimburse them for all costs.

8.1

Our subsidiaries.  See Item 4. A.  History and Development of the Company;

10.1

Blackout notice dated January 26th, 2007.

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

InNexus Biotechnology Inc.

Date: ~~December ___, 2007~~ December 21, 2007

Jeff Morhet

Chairman, President, Chief Executive Officer

Wade Brooksby

Chief Financial Officer

OMB Number:  3235-0288

Exhibit 8.1

LIST OF SUBSIDIARIES

The following companies are subsidiaries of InNexus Biotechnology Inc. as of November 30, 2007:

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION	OWNERSHIP

North Bioscience Inc.	British Columbia, Canada	100%
InNexus Biotechnology International Limited	Barbados	100%
InNexus Bioscience (Barbados) Inc.	Barbados	100%

InNexus Inc.	State of Washington	100%
InNexus Exchange Corp.	State of Nevada	100%

For details see Item 4 - “Information On The Company”

41

OMB Number:  3235-0288

Exhibit 12.1

CERTIFICATION

I, Jeff Morhet, certify that:

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

Date ~~:  December ___, 2007~~ : December 21, 2007

Jeff Morhet

Chairman, President, Chief Executive Officer

42

OMB Number:  3235-0288

Exhibit 12.2

CERTIFICATION

I, Wade Brooksby, certify that:

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

Date:   ~~December ____, 2007~~ December 21, 2007

Wade Brooksby

Chief Financial Officer

43

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

Dated: ~~December ___, 2007~~ December 21, 2007

“Jeff Morhet”

Jeff Morhet

Chairman, President, Chief Executive Officer

Dated: ~~December__, 2007~~ December 21, 2007

      “Wade Brooksby”

Wade Brooksby

Chief Financial Officer

Endnotes

44