Form 20-F
period 2008-06-30
INNEXUS BIOTECHNOLOGY INC
filed 2008-12-31
CIK 1278730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2008
OR

☐	ANNUAL TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 000-50656
INNEXUS BIOTECHNOLOGY INC.
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
13208 East Shea Boulevard, Suite 200, The Mayo Clinic MCCRB Building, Scottsdale, AZ 85259
(Address of principal executive offices)
Wade Brooksby, CFO, (T)480-862-7500; (F)480-657-8919;
13208 East Shea Boulevard, Suite 200, The Mayo Clinic MCCRB Building, Scottsdale, AZ 85259
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
(Title of Class)
Indicate the number of outstanding shares of each of the Registrant’s classes of capital of common stock as of June 30, 2008: 69,621,116 Common Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No
If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☐	Other ☑
If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☑ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

INNEXUS BIOTECHNOLOGY INC.
FORM 20-F

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

“ADEPT”
Antibody-directed enzyme pro-drug therapy — Administration of an antibody conjugated to an enzyme, followed by administration of an inactive or prodrug form of a chemotherapeutic drug. The antibody-enzyme, localized to a tumor site acts on the prodrug, converting it to an active form and kills the tumor cells in the vicinity;

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

“bispecific antibodies”	a fusion of two antibodies which is able to bind two or more targets simultaneously;

“BLA”	Biologics License Application — a license application which, when approved by the FDA, allows for the manufacture and sale of a biologic drug;

“CDR2”	The second hypervariable region of an antibody that contains the amino acid residues that contact or bind to the target antigen;

“cell membranes”	The most external or “plasma” membrane of the cell;

“Chemotherapy”	Treatment using chemical drugs;

“CIP”	Continuation-in-part patent filing disclosing additional claims or other material pertinent to an existing patent or patent application;

“Clinical Trial”	A organized, testing of a new experimental drug in patients for a defined clinical end-point;

“Complementarity determining region (CDR)”	One of three regions of an antibody involved in binding to target antigen;

“conjugation”	Binding of one or more distinct proteins, toxins, drugs or isotopes to another protein, typically an antibody by non-covalent or covalent means;

“crosslinking”	The bridging between 2 adjacent antigens on the surface of cells by an antibody or other protein;

“cytoskeletal”	The internal structure of a cell responsible for its structure and form;

“cytotoxic”	A toxic effect, killing or inhibition of growth of new cells;

“DNA”	Deoxyribonucleic acid — the basic building blocks of chromosomes which contain genetic information of the cell;

“Drug Candidate”	One of several agents identified during the research and development process that have the potential to be selected as a lead compound for human clinical studies;

“DXL™”	Dynamic Cross Linking™, a monoclonal antibody, modified by DXL™ technology, and expressing superior binding and therapeutic activities compared to the parent antibody;

“DXL625 (CD20)	A humanized monoclonal antibody utilizing DXL™ technology for the treatment of non-Hodgkin’s, B-Cell lymphoma;

“Dynamic Cross Linking™”	Technology applied to Super Antibodies; formerly known as Super Antibody Technology;

“effector functions”	The properties of an antibody, mediated through its Fc region, to initiate immune reactions to targeted cells or pathogens;

“ELA”	Establishment license — a license to use particular facilities for the manufacturing of a drug;

“FDA”	Food and Drug Administration — the U.S. government agency which regulates the manufacture, use and sale of human drugs and diagnostic products in the United States;

“genetically-engineered”	Isolation of the genes for antibodies or other proteins, their alteration and expression in microorganisms;

“GMP”	Good manufacturing practices, as determined pursuant to the applicable policies and practices established by the FDA with respect to their oversight of applicable manufacturing operations;

“high affinity”	Refers to an antibody with high binding strength;

“humanization”
The genetic engineering of an antibody, derived from an animal, into a form that does not elicit an immune response in people, typically by substitution of most of the antibody (not the combining site) with human sequences;

“Idiotope”	The amino acids within an antibody that interact with the target antigen and which itself is recognized by another antibody — an anti-idiotype;

“immunogenicity”	The ability to elicit or initiate an immune response;

“immunotherapeutics”	Any type of therapeutic approach using a component of the immune system or compounds to stimulate the immune system;

“IND”	Investigational New Drug Application;

“intracellular proteins”	Proteins within the cell not on the surface of the cell;

“mAb”	A monoclonal antibody;

“Metabolism”	The sum of all the physical and chemical processes by which cells maintain themselves and make energy available for their use;

“microfibrillar”	One of the components of the cell’s cytoskeleton;

“monoclonal antibody”	An antibody, isolated from a single B-cell and expanded in the laboratory and having a defined specificity for a target antigen;

“MTS”	Membrane translocating sequence;

“NCE”	New chemical entity;

“NDA”	New drug application;

“nucleotide”	The smallest building block of DNA;

“nucleotide-binding site”	A site within the antigen combining region of antibodies that binds nucleotides such as adenosine;

“pan-carcinoma (CEA)”	A cancer-associated antigen (carcino-embryonic antigen) important in the therapy and diagnosis of the disease;

“pathogens”	Bacteria, viruses or protozoan worms that upon entry into the body cause disease;

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

“radio-immunotherapy”	The use of radioisotopes, conjugated to antibodies, to target and treat cancer and other diseases;

“radioisotope”	An unstable form of an element that emits alpha, beta or gamma rays before decaying to a stable state;

“Receptor”	A structure exposed on the cell surface used for signaling or transport of molecules into the cell;

“S. pneumoniae”	A type of bacteria responsible for a serious, pneumonia-like disease;

“single-chain immunotoxins (SCIT)”	A genetically encoded ScFv fused to a protein toxin or a subunit of a protein toxin;

“small molecule inhibitor”	Any chemical, synthesized or natural, with the ability to bind to a protein within or on cells and inhibit its function;

“T-15 antibody”	A monoclonal antibody, directed to phosphorylcholine whose idiotope (antigen-combining site) is found on other antibodies occurring in the immunes response against certain bacteria;

“tangles”	A microscopic accumulation of cytoskeletal components in a typical form — one of the hallmarks of Alzheimer’s disease;

“TAP”	Tumor-activated prodrug technology;

“Therapeutic” (noun)	A medicine for treating disease;

“Therapeutic” (adjective)	Capable of treating disease;

“Toxicity”	The quality of being poisonous or harmful;

“transfection”	The introduction of DNA into cells for the purpose of regulating or modifying cellular functions;

“tumors”	Abnormal proliferation of cells usually with the ability for proliferation at distant sites from its origin (metastatic ability).
All references in this Annual Report on Form 20-F to the terms “we”, “our”, “us” and “the Company” refer to InNexus Biotechnology Inc. and its subsidiaries. Except when otherwise indicated, all dollar amounts presented in this Annual Report are expressed in Canadian dollars and all financial information has been derived from our consolidated financial statements, which are prepared in accordance with Canadian generally accepted accounting principles.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable
ITEM 3. KEY INFORMATION
We were incorporated as Cusil Venture Corporation on September 5, 1997 under the predecessor to the Business Corporations Act of British Columbia. Effective June 27, 2003, we completed the acquisition of 100% of the outstanding shares of InNexus Inc. in a share exchange under which we issued the former shareholders of InNexus Inc. a controlling interest in our company. The acquisition of InNexus Inc. has been accounted for in the financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows reflect the results from operations and cash flows of InNexus Inc., the legal subsidiary, for the years ended June 30, 2008, 2007, 2006, and for the period from incorporation on July 20, 1997 to June 30, 2008, combined with those of Cusil Venture Corporation, the legal parent, from acquisition on June 27, 2003, in accordance with Canadian generally accepted accounting principles.
We changed our name to InNexus Biotechnology Inc. on July 3, 2003, after completion of the acquisition. Our principal business is the development and marketing of DXL™ technology to the pharmaceutical and biotechnology industry for the purpose of developing more effective antibody products. See Item 4 “Information on the Company — History and Development of our Company”.
A. Selected Financial Data.
This data is derived from our consolidated financial statements, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). United States generally accepted accounting principles (“US GAAP”) are substantially the same as Canadian GAAP, except as disclosed in Note 14 to the consolidated financial statements, which is a reconciliation of the material differences between Canadian and US GAAP in accordance with Item 17 of Form 20-F.
Our consolidated financial statements are stated in Canadian dollars, which is the foreign currency our financial statements are denominated in. Unless indicated otherwise, all references to dollars in this Annual Report are to Canadian dollars. See “Currency and Exchange Rates”
The following selected financial data has been extracted from the more detailed financial statements included herein, including our audited consolidated financial statements for the years ended June 30, 2008, 2007 and 2006, and the period from incorporation on July 20, 1997 to June 30, 2008.
The selected financial data is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, the notes to the consolidated financial statements and management’s discussion and analysis under “Item 5. Operating and Financial Review and Prospects”.
Selected Canadian GAAP Financial Data
(in Canadian dollars)

	Year ended	Year ended	Year ended	Year ended	Year ended
	June 30,	June 30,	June 30,	June 30,	June 30,
	2008	2007	2006	2005	2004
Revenues	$1,010	$15,274	—	—	$266,666
Operating loss (1)	$5,712,240	$5,132,608	$2,807,897	$2,229,050	$925,913
Net loss and comprehensive loss (1)	$5,887,642	$5,172,010	$2,932,875	$2,177,521	$925,913
Basic and diluted net loss per common share (1)	$0.11	$0.13	$0.12	$0.10	$0.06
Canadian GAAP	$0.11	$0.13	$0.12	$0.10	$0.06
US GAAP	$0.11	$0.12	$0.12	$0.12	$0.06

(1)	See Note 14 to the June 30, 2008 consolidated financial statements for US GAAP reconciliation.

Selected Canadian GAAP Financial Data
(in Canadian dollars)

	June 30,		June 30,	June 30,	June 30,	June 30,
	2008		2007	2006	2005	2004
Balance Sheet Data
Current assets	$3,745,276		$5,585,533	$722,954	$133,369	$489,688
Current liabilities	$1,539,536		$916,191	$236,323	$143,364	$138,170
Working capital (deficiency)	$2,205,740		$4,669,342	$486,631	$(9,995)	$351,518
Total assets	$6,206,501		$7,489,030	1,365,446	$710,720	$1,002,766
Long-term obligations	—		$1,492,142	—	—	$53,820
Shareholders equity	$4,666,965		$5,080,697	$1,129,123	$567,356	$810,776
Number of common shares	69,621,116	(1)	52,098,253	25,881,239	22,431,239	19,141,157

(1)
Excludes additional 16,930,989 common shares allotted for issuance upon exchange or conversion of 2,258,594 Exchangeable Preferred Shares, 5,646,395 pre-paid warrants and 22,565 Convertible Preferred Shares (each convertible into 400 common shares — up to 9,026,000 total common shares), all of which can be converted or exchanged, at the option of the holder, into common shares at no additional cost.

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
U.S. Dollars Per Canadian Dollar

	Year ended		Year ended		Year ended		Year ended		Year ended
	June 30,		June 30,		June 30,		June 30,		June 30,
	2008		2007		2006		2005		2004

Average for the period	US$	0.9929	US$	0.8873	US$	0.8656	US$	0.8042	US$	0.7454
The table below sets out the high and low exchange rates for the Canadian dollar expressed in terms of one United States dollar (“US$”) for each of the following months.

	For the month of
	June		July		August		September		October		November
	2008		2008		2008		2008		2008		2008
High for the period	US$	0.9989	US$	0.9985	US$	0.9755	US$	0.9673	US$	0.9428	US$	0.8694

Low for the period	US$	0.9726	US$	0.9746	US$	0.9366	US$	0.9262	US$	0.7727	US$	0.7782
Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. For example, the noon rate of exchange on November 30, 2008 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.2360 (US$1.00 = Cdn$0.8091).

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
We have historically incurred losses as evidenced by the consolidated statements of operations contained herein. We incurred losses of $5,887,642. $5,172,010, and $2,932,875 for the fiscal years ended June 30, 2008, 2007, and 2006 respectively. As of June 30, 2008, we had a cumulative deficit of $18,448,885, and shareholder’s equity of $4,666,965.
We are engaged in monetizing our DXL™ technology for our own product development projects whether independently, through collaborations, with strategic partners and/or through business development activities for the licensing of our technologies and services.
We expect to incur substantial operating expenses in connection with our efforts to secure such collaborative arrangements, as well as additional costs related to our research and development efforts. We expect these expenses to result in continuing and significant operating losses during our fiscal year ending June 30, 2009 and for the foreseeable future. We completed a significant collaborative agreement during the most recent fiscal year and will continue to negotiate with multiple potential partners for other collaborative arrangements.
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
We need to raise additional capital to fund our operations. The failure to do so may compel us to liquidate. Alternatively, capital may not be available to us on favorable terms and may lead to significant dilution of our shareholders’ equity.
We will require substantial additional capital resources to further develop our DXL™ technologies, identify potential collaborators for our DXL™ technologies, enter into strategic collaborations, obtain regulatory approvals for products utilizing our DXL™ technology platform and ultimately to commercialize these products.
Developing and commercializing products utilizing our DXL™ technology platform and entering into collaborative relationships is an expensive and time-consuming process. As of June 30, 2008, we had working capital of $2,205,740, and we received net proceeds of $4,461,821 from the closing of two private placements in February and June of 2008. During the past fiscal year, we launched development of several products using our DXL™ technology, in addition to our first-ever product launched last year — DXL625 (CD20), for the treatment of non-Hodgkin’s lymphoma (NHL) — a market now served by Rituxan® developed by Genentech, Inc. and Biogen Idec. Accordingly, we will require additional capital over the next several years. See Item 5B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

We intend to seek additional funding through development agreements, corporate collaborations and licensing arrangements, public or private equity or debt financing, and/or capital lease transactions. Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, we may be unable to raise such financing on terms favorable to us or our shareholders, if at all. Such financings, to the extent they are available, may result in substantial dilution.
If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our discovery, research or development projects, discontinue our operations or liquidate our business.
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
We have placed a great deal of effort advancing DXL625 towards formal IND submission to the U.S. Food and Drug Administration (FDA) and pursuant to this, several animal studies, including primate toxicology studies, have been completed. A request was made in November 2008 to the FDA requesting a pre-IND, Type B meeting. Contained along with the request, included a progress report on the current status of the DXL625 program including sections on chemistry, manufacturing, pre-clinical studies, planned non-clinical studies, and planned human clinical trials. Specifically, we are asking the agency for a cGMP manufacturing exception that would allow InNexus Biotechnology to produce DXL625 for human clinical safety trials in our Scottsdale, Arizona facility. Progress has also been made with the second pre-clinical candidate, DXL702 targeting HER2 antigen. A multi-cohort mouse orthotopic xenograft study was completed in October 2008 and shows that this drug is more efficacious than a comparator therapeutic anti-HER2 antibody currently marketed for breast cancer in low HER2 expressing tumor cells. The manufacture and quality control processes are being finalized. We have entered a number of agreements with various collaborative partners during the past twelve months. We have also entered a collaborative agreement with Royalty Pharma for development of DXL702. See Item 4 “Our Collaborative Arrangements”.
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
We intend to continue to work with collaborators and new corporate acquaintances to conduct proof-of-concept, joint scientific exploration, and IND-enabling activities for the potential development of innovative products and technologies. The amount and timing of resources to be devoted to activities by corporate collaborators are not likely to be within our direct control and, as a result, we will be unable to ensure that our current or future corporate collaborators will commit sufficient resources to research and development projects or to the commercialization of products using our technology. Our corporate collaborators, if any, might not perform their obligations as expected, might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us and/or may dispute the ownership of technology developed under any such corporate collaboration. There is no guarantee that we will be able to successfully manage the performance of our current and future, if any, collaborators.

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
We are establishing a new biotechnology product development business and we have only a few potential products incorporating our DXL™ technologies, all of which are in early development stages. If our product development efforts are unsuccessful, our ability to generate revenues, cash flows and earnings will be impaired and may not generate revenues, cash flows or earnings.
We are in the pre-clinical (early) research and development stage and are subject to all of the risks associated with the establishment of a new business enterprise. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with a newly established biotechnology development business. Examples of some problems we may encounter include:
•	possible lack of effectiveness of our DXL™ technologies in disease-relevant models;
•	possible side effects that could arise in human or animal testing of our DXL™ technologies modified antibodies;
•	delays may be caused by lack of funding available for our DXL™ technologies;
•	lack of urgency on the part of corporate partners who have additional development initiatives under way that they may consider more important; and
•	delays in regulatory approvals.
Several advances over the past 12 months have substantially reduced the risk for the DXL625 product, however, uncertainties may include our lack of sufficient long-term working capital necessary for us to attract and maintain the qualified personnel necessary to provide the support required for our collaborators to evaluate our technology and our dependence on attracting sufficient interest in our technology for us to achieve profitable operations. Complications may be experienced in our attempts to modify antibodies using our DXL™ technologies, their subsequent humanization for possible use as human therapeutics, and complications that could arise during clinical trials. As part of our business strategy, we continue development of our first two pre-clinical candidates, DXL625 (CD20) and DXL702 (HER2/neu), for near term growth. Additionally, in the past year, we have identified opportunities for expanding our DXL-therapeutics pipeline. Since, at present, we have only a limited number of products in development, we are dependent largely on our ability to successfully develop DXL625 (CD20) and DXL702 (HER2) and are therefore not able to diversify the risks inherent in such development over multiple products.
We are dependent upon our key personnel, who are necessary for us to achieve our scientific and business objectives. The loss of some or all of our key personnel would make it extremely difficult to manage our business operations, and in such a situation, we may not be able to develop new products.
As a technology driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Specifically, we depend on the continued services of Dr. Thomas Kindt, our Chief Scientific Officer, Dr. Jur Strobos, our Chief Medical Officer, the members of our Scientific Advisory Board and our research team. Consequently, our ability to retain these individuals, and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among biotechnology companies for qualified employees is intense, and as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have material adverse effect on our business, financial condition and results of operation.
Although we have contracts with Jeff Morhet, our Chairman, President and Chief Executive Officer, and Wade Brooksby, our Chief Financial Officer, which include an incentive provision for the granting of stock options which vest over time and are thus designed to encourage the individuals to stay with the company, a declining stock price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

We currently rely solely on our DXL™ technology as our primary offering. Our current development products use only our DXL™ technology. We do not have another technology to offer. Our failure to successfully develop applications for our technology or collaborations with others to license our technologies will negatively impact our ability to generate revenue, cash flows and earnings.
Our DXL™ technology is our primary offering and is currently the only technology that we own. Our DXL™ technology is still in the development stage and our research development is primarily aimed at providing scientific validation for the multiple uses of our DXL™ technology platform. Our future success depends on our ability to enter into corporate collaborations with third parties to license and develop products that use our DXL™ technology platform. Unlike other companies with a diversified portfolio of technologies, we currently rely on one technology platform. We have identified a limited number potential products utilizing our single DXL™ technology and, although our technology has been shown to increase therapeutic activity with all of the antibodies tested to date, there is a risk that our technology may not work with other antibodies and that we will not be able to establish efficacy for prospective products incorporating our technology in clinical trials. Our failure to successfully develop applications for our technology or collaborations with others to license our technologies will negatively impact our ability to generate revenue, cash flows and earnings.
There can be no assurance that we will be able to successfully develop future products, which would allow us to grow our revenues and become profitable.
We changed the fundamental nature of our company during the past year from being a technology licensing company to a product development company. In the past 18 months, we launched our first product, DXL625 (CD20), for the treatment of non-Hodgkin’s lymphoma and have recently submitted for review, a pre-IND packet for DXL625 (CD20) to the U.S. Food and Drug Administration (FDA). A meeting with representatives from CDER (Center for Drug Evaluation and Research) is planned in the first quarter of calendar 2009 in which InNexus will receive guidance pertaining to further enabling studies, the DXL625 manufacturing plan, and human clinical trials for safety (phase I). We are also continuing development of our second product, DXL702 (HER2/neu), following a development plan similar to DXL625. There can be no assurance, however, that we will be able to successfully develop DXL625 (CD20), nor that we will be able to successfully launch other product candidates, nor can there be any assurance that we will be able to successfully identify and develop future products that will generate revenues and make us profitable.
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
We are a technology based product development company and, as such, our ability to earn revenue will be dependent largely on our ability to identify, launch and develop DXL™ technology based products and earn royalty, licensing or other revenue from those products.
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
Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage of our first two products using our DXL™ technology platform. All products using our DXL™ technology will require additional research and development, including extensive clinical testing, before any will be able to obtain the approvals of the United States Food and Drug Administration (the “FDA”), the Therapeutic Products Directorate in Canada (the “TPD”), and similar regulatory authorities in other countries to market any product commercially. The research and development programs of our research team and our corporate collaborators, if any, may not be successful and we or our collaborators may not be able to develop any commercially viable products. In the event that any product or products result from a research and development program, it is unlikely they will be commercially available for a number of years.
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
Our DXL625 (CD-20) and DXL702 (HER2/neu) products and our DXL™ technology are in early stages of development. No products have been manufactured on a commercial scale. Production and utilization of products using our technologies may require the development of new manufacturing technologies and expertise. We or our collaborators may be unable to successfully meet any of these technological challenges, or others that may arise in the course of development. Failure to obtain market acceptance for some or all of the products utilizing our DXL™ technology platform would have a negative impact on our revenue and ability to operate profitably.

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
Our first product, DXL625 (CD-20) is currently in the scientific study stage and will require significant additional work before it can be available for commercial sale. Neither we nor any of our collaborative partners have begun the process for obtaining approval to market any product incorporating our technologies and we do not generate revenues from the sale of any such products for human use or otherwise. Products using our technology will require significant laboratory and clinical testing, additional development and investment prior to commercialization. Such product development efforts may not be successfully completed, we or our collaborators may not be able to obtain required regulatory approvals, and we are uncertain that any products, if developed and introduced, will be successfully marketed or achieve market acceptance.
In addition to the risk of unfavorable results of research, and because the data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, the successful completion of the regulatory process is uncertain. We or our collaborators may encounter delays, have limits imposed on us or our collaborators or on products utilizing our DXL™ technology platform or we or our collaborators may fail to obtain the regulatory approval or clearance required to commercialize products utilizing our DXL™ technology platform. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products developed by us or our collaborators, if any, impose significant additional costs on our collaborators or on us, diminish any competitive advantages that we may otherwise have attained, and adversely affect our ability to receive royalties and generate revenues and profits. Accordingly, despite our expenditures and investment of time and effort, we or our collaborators may never receive any required regulatory approvals or clearances for any products incorporating DXL™ technology which may be developed by our collaborators or by us directly.
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
In addition, our DXL™ technology may be subject to competition from technology or methods developed using techniques other than those developed by traditional biotechnology methods. Our competitors compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to our technology.
Once our collaborators or we ourselves develop a marketable product incorporating DXL™ technology, our collaborators or we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others. An inability to successfully compete by our collaborators or, if we undertake direct product development, by us, could lead to us having limited prospects for establishing market share or generating revenues from our technology. See Item 4B. “History and Development of our Company — Our Competition.”
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
We are actively engaged in the development of biotechnology based upon intellectual property rights thought to be validly held by us. We have not had any problem in the past safeguarding our confidential and/or proprietary information. We continue to pursue patent protection for our core technologies. The patent positions of pharmaceutical and biotechnology firms, including ours, are generally uncertain and involve complex legal and factual questions. Our DXL™ technology is the subject of United States Patent No. 6,238,667, European Patent 1017725, and other pending applications. In addition to patent protection for our intellectual property rights, we also rely upon keeping such information confidential and upon obtaining contractual non-disclosure agreements from various parties who may obtain access to our intellectual property. We may not be able to keep such information confidential and, should competitors or other interested parties obtain such information, our biotechnology rights and competitive advantage could be severely compromised.
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

There is also a risk that any patents issued covering our technology or any patents licensed to us may be successfully challenged or that the products incorporating our technology might infringe the patents of third parties. There have not been any threats of litigation or negotiations regarding patent issues, court challenges, legal actions, etc. against us. We currently do not have any commercialized products. If any of our technology or any prospective products based on our technology infringe the patents of others, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us and our collaborators from developing, manufacturing, or selling any of these planned products.
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
Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as highly speculative. The realization of our long term potential will be dependent upon the successful development and commercialization of products utilizing our DXL™ technology platform currently under development. We currently have several products in development which incorporate our technology, including DXL625 (CD-20) and DXL702 (HER2/neu). We can make no assurance that these products will be developed successfully or receive regulatory approval.
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
The market price for our common shares as reported by the TSX Venture Exchange has fluctuated from $0.15 to $0.46 during the twelve month period ended June 30, 2008, $0.34 to $1.39 during the twelve month period ended June 30, 2007, $0.0 to $0.59 during the twelve month period ended June 30, 2006, $0.22 to $0.80 during the twelve month period ended June 30, 2005, and from $0.06 to $0.29 from July 1, 2008 to the date of this Annual Report. Prior to June 27, 2003, the date we acquired InNexus Inc., we were engaged in the mineral exploration business and the historical price of our common shares may not be indicative of future stock prices. Market prices for securities of biotechnology companies generally are highly volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights by us or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concern over the safety of biotechnological products, future sales of our common shares, or purchase and sale patterns of our shareholders and other factors could have a significant effect on the market price of our common shares.

We have reserved 49,912,986 common shares for future issuance, which, if issued, may cause dilution in the value of currently issued and outstanding shares.
As of November 30, 2008 we have reserved:
•	2,258,594 Common Shares for issuance on the conversion of the Exchangeable Preferred Shares
•	5,026,000 Common Shares for issuance on the conversion of the Convertible Preferred Shares
•	8,239,509 Common Shares for issuance on the exercise of incentive stock options granted to date
•	34,388,883 Common Shares for issuance upon the exercise of outstanding warrants
If such Exchangeable Preferred Shares, Convertible Preferred Shares, incentive stock options, and outstanding warrants were fully converted or exercised, the common shares issued on the aggregate conversion would constitute 42% of the then total of our share capital, which would then be 119,534,102 common shares outstanding. The conversion of the Exchangeable Preferred Shares, Convertible Preferred Shares, incentive stock options, outstanding warrants, prepaid warrants and warrants and the subsequent resale of the common shares so issued in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which it deems appropriate.
We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options. See Item 6B. “Compensation — Incentive Stock Options”
Currency exchange rate fluctuations could adversely affect our operation.
Our functional currency is the United States dollar, and we have obligations and commitments in other currencies including Canada and Barbados dollars. Fluctuations in foreign currency exchange rates may affect our results of operations, which in turn may adversely affect reported financial figures, and the comparability of period-to-period results of operations. We are not undertaking any foreign currency hedging strategies at this time.
We are a foreign corporation which may make enforcement of civil liabilities difficult.
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
We do not have any intention of paying cash dividends in the foreseeable future. In particular, there can be no assurance that our Board of Directors will ever declare cash dividends, which action is completely within their discretion.
We believe we were a passive foreign investment company during fiscal 2008, which may have a material affect on U.S. holders.
We believe we were a “passive foreign investment company” (“PFIC”) during fiscal 2008, which may have a material effect on US Holders. United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations. A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. The U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). See Item 10. “Taxation — U.S. Federal Income Tax Consequences.”

Broker-dealers may be discouraged from effecting transactions in our shares because they are considered a penny stock and are subject to the penny stock rules.
Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in certain transactions involving “a penny stock.” Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. The market price of our shares over the year ended June 30, 2008 ranged between US$0.16 and US$0.43and our shares are deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of our Company.
We were incorporated in British Columbia, Canada as Cusil Venture Corporation on September 5, 1997 under the predecessor to the Business Corporations Act of British Columbia. On or about June 27, 2003, we completed the acquisition of InNexus Inc., a Washington corporation incorporated on July 17, 1997 and became a biotechnology company with perpetual life engaged in research and development of the next generation of monoclonal antibodies.
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
Since completing the acquisition of InNexus Inc., we have been a biotechnology company focused on the development of the next generation of monoclonal antibodies using our ‘Dynamic Cross Linking technology”. This technology, sometimes referred to by us as “DXL™ technology”, seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effect or functions and installing new properties into antibodies. We are a development stage enterprise and our commercial operations have not yet commenced.
We changed our name to InNexus Biotechnology Inc. on July 3, 2003, to reflect our change in business strategy.

Recently, we changed the fundamental nature of our company as we shifted from being a research company to a product development company. This required many sweeping changes in facilities, operations, staff, collaborative partners, finance and many other areas of company, including the following.

In September, 2006, Jeff Morhet was appointed as our Chief Executive Officer. In June, 2007, Jur Strobos J.D., M.D. was appointed as our new Chief Medical Officer. Our new Scientific Advisory Board, chaired by Don Capra M.D. was formed in May 2007, followed by a number of appointments to the board. In August 2007, Dr. Thomas Kindt was appointed as our new Chief Scientific Officer.
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
In June, 2007, we entered into a historic agreement with Royalty Pharma, resulting in a cash infusion of US$3,000,000, including an equity investment of US$1,000,000 in our shares, as well as establishing an important collaborative development relationship with an acknowledged industry leader.
This agreement was followed by the launch of our first-ever product, DXL625 (CD20), for the treatment of non-Hodgkin’s lymphoma (NHL). See Item 4 “Our Collaborative Arrangements”.
In February 2008, we launched our second cancer targeting agent DXL702 (HER2/neu), a monoclonal antibody product targeting breast cancer utilizing our DXL™ technology. There can be no assurance that we will be able to successfully launch this product or develop future products that will generate revenues and make us profitable. See Item 3 “Risk Factors” and “Special Note Regarding Forward Looking Statements.”
Other than the transactions described above, we have not made any other acquisitions and our shares are not subject to any public takeover offers. Neither we nor any of our subsidiaries have been involved in any bankruptcy, receivership or similar proceedings.
Our registered office is 1055 West Hastings Street, Suite 2200, Vancouver, British Columbia, Canada. Our executive office and U.S. statutory agent, Jeff Morhet, are located at 13208 East Shea Boulevard, Suite 200, The Mayo Clinic MCCRB Building, Scottsdale, AZ 85259. Our and our agent’s telephone number is 1-(480)-862-7500.
We currently have no material capital expenditures or divestitures in progress and there has been no indication of potential takeover offers by third parties during the current financial year.
B. Business Overview.
We are a biotechnology company engaged in the development and application of our proprietary antibody technology known as “Dynamic Cross Linking™ (DXL™) Technology”. The primary application of our technology is to modify the properties and potency of existing monoclonal antibodies to increase their intended therapeutic or diagnostic effect. We are engaged in monetizing our technology for our own product development projects whether independently, through collaborations with strategic partners and/or through business development activities for the licensing of our technologies and services. Our business strategy is focused on developing and marketing DXL™ technology to the biotechnology and pharmaceutical community for the purpose of rapidly launching and developing multiple candidates. We endeavor to focus on early stage research and development efforts and entering into development agreements whereby we may be paid a front- end payment, milestone payments, and/or royalties for the use of our technology, internal expertise for rapid R&D and products developed with DXL™ technology. We are focused on developing products and moving them through a transaction which will provide additional funds to us, creating additional products.

We are a development stage enterprise with no currently commercialized products.
Antibodies have long been recognized as one of nature’s most highly effective ways of dealing with disease and foreign microorganisms. One of the primary features of an antibody is its ability to selectively seek out and bind to specific target features located on cells or microorganisms (called “antigens”) without binding to or damaging other cells or microorganisms. This feature makes antibodies an ideal pharmaceutical platform since, as long as the user has correctly identified an antibody with the right specificity, it will reliably seek out and “target” exactly what is intended. Because of this ability, many industry participants have expended considerable effort over the past several decades in identifying and classifying antibodies.
Researchers have found that there are thousands of naturally occurring antibodies which target a wide variety of antigens and potentially a wide variety of potential medical uses. Researchers also developed methods of manufacturing a large supply of engineered forms of antibodies, termed “monoclonal” antibodies (MAb). Researchers have found that some of these antibodies have useful targeting and therapeutic characteristics in their natural form but most could only target, not treat. In other instances, such natural, unmodified forms of antibodies have had to be combined or “conjugated” with another, toxic substance, to allow them to be useful for therapy.
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
Further research led to the development of a second generation of MAbs using “humanization” to make a MAb compatible for human subjects and other technology. There have also been advances in the development of processes to allow the cost effective production of MAbs such as large scale fermentation of antibody producing cells, the transfection of antibody genes into animals such as cows and goats allowing antibodies to be harvested from milk, and even the transfection of antibodies into plants such as corn. These collective efforts have resulted in significant, although still limited commercial success, for antibody based pharmaceuticals. MAbs now account for more pending and product approvals than any other sector of the biotechnology industry. Current annual sales in this sector have reached approximately $20 billion and are projected to reach close to $75 billion by next decade.
In spite of the present and anticipated future commercial importance of MAb-based pharmaceuticals, there are still a number of significant limitations to the growth of this area. Most of the existing and pending MAb products are naked or “unconjugated” monoclonal antibodies, which have naturally occurring usefully targeting and therapeutic characteristics. This group of MAb’s is relatively rare. In most cases, although antibodies have the ability to effectively target almost any type of diseased cells, their targeting is often not medically useful. In effect, most MAb’s “target, but do not treat”. As a result, although researchers have now identified and described thousands of antibodies, many of which bind to medically useful target antigens, very few have therapeutic application, and therefore product potential, in their natural state. This fact is giving rise to the need for development of the next generation of antibodies through application of antibody modification and enhancement technology, such as our “DXL™” technology.
Our mission is to become the leader in the development of a new generation of DXL™ monoclonal antibodies that have significantly improved therapeutic potency and novel properties over other monoclonal antibodies. Although no studies have yet been undertaken in patients, we believe that there is now ample evidence through in vitro and animal testing, that DXL™ antibodies are significantly more potent and more effective than comparable antibodies.
Plan of Operation
We are currently focused on developing our first two products — DXL625 (CD-20) and DXL702 (HER2/neu) — as well as pursuing additional collaborative development arrangements and preparing for the launch of additional announced and proposed DXL™ products.

Business Strategy
In this coming year, as we continue to progress our company, we believe we are well positioned to take advantage of market trends as antibody products are widely expected to be the primary source of growth in the biotechnology industry over the next decade. Within this space, cancer therapeutics are expected to be the fastest growing type of product and we also believe our DXL™ technology gives us a significant strategic advantage in developing new antibody-based cancer therapeutics, such as our DXL625 (CD20), as well as other DXL™ based products.
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
During the past year, we launched our second product, DXL702 (HER2/neu), for the treatment of breast cancer. We are currently preparing the launch of additional products using our DXL™ technologies.
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
This year, we changed our fundamental strategic approach to developing our own DXL™ based products. Our product focus also shifted from early stage products to identifying established commercial antibody products with large established markets which could be replaced by our own DXL™ antibody product, which would have enhanced properties such as greater therapeutic efficacy as well as new intellectual property protection.
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

Our strategy for growth has the following elements:
•	Invest in DXL625 (CD20) and DXL702 (HER2/neu) for near-term growth;
•	Nurture our opportunity with Royalty Pharma;
•	Launch additional DXL ™ based products;
•	Capture opportunities with collaborations, licensing and/or joint activities;
Research and development investments are not our only strategy for driving growth. We will continue to work with collaborators and new corporate acquaintances to conduct proof-of-concept and joint scientific exploration activities for the potential development of innovative products and technologies.
During the past two years, we have successfully concluded new collaboration and development agreements with EvoGenix Limited (now Araiva Inc.) and Royalty Pharma. See Item 4 “Our Collaborative Agreements”. As a result of the Royalty Pharma agreement, we received a cash infusion of US$5,500,000, of which US$1,000,000 was an equity investment in our shares, and we were able to launch our first two products, DXL625 (CD-20) and DXL702 (HER2/neu).
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
Antibodies
Microorganisms and cells, foreign to the body, such as disease-causing bacteria and viruses and other infectious agents (pathogens) as well as foreign cells (as in transplants) and tumors can be recognized by the body’s immune system. Our natural defenses include antibodies, proteins that seek out the pathogens and foreign cells and help destroy them. Antibodies have two very useful characteristics. First, they are exquisitely specific; that is, each antibody binds to only a small portion of a pathogen or foreign cell and not related organisms or cells. Second, an antibody response, once activated by the occurrence of a disease, continues to attack and confer resistance against that disease; classic examples are the antibodies to the childhood diseases chickenpox and measles. The latter characteristic of antibodies makes it possible to develop vaccines. A vaccine is a preparation of killed or weakened bacteria or viruses or tumor cells that, when introduced into the body, stimulates the production of antibodies against the live pathogens. It is the first trait of antibodies, their specificity that makes monoclonal antibody technology so valuable. Not only can antibodies be used therapeutically, to protect against disease; they can also help to diagnose a wide variety of illnesses, and can detect the presence of drugs, viral and bacterial products, and other unusual or abnormal substances in the blood. Given such a diversity of uses for these disease-fighting substances, their production in pure quantities has long been the focus of scientific investigation. The conventional method was to inject a laboratory animal with bacteria, viruses or infectious agents and then, after antibodies had been formed, collect those antibodies from the blood serum (antibody-containing blood serum is called “antiserum”). There are two problems with this method: It yields antiserum that contains undesired substances, and it provides a very small amount of usable antibody. Monoclonal antibody technology allows us to produce large amounts of pure antibodies.

Monoclonal Antibody Technology
Monoclonal antibody technology is based on a type of cell fusion which allows us to produce large amounts of pure antibodies. Antibodies are produced in nature by special purpose cells (“B-cells”). These cells, however, do not have the ability to self replicate. However, there is a type of cell — a tumor cell — which has the ability to continuously replicate itself in a cell culture. By fusing a tumor cell with a B-Cell, we are able to create a hybrid that combines the characteristic of “immortality” (the ability to reproduce endlessly in culture) with the ability to produce the desired substance (a particular antibody). In effect, this cell hybrid is a factory that works around the clock to produce a specific kind of antibody. These antibodies are called monoclonal because they come from only one single antibody-producing B-cell. Because selected hybrid cells produce only one specific antibody, they are more pure than the antibodies produced by conventional techniques.
Monoclonal antibodies are potentially more effective than conventional drugs in fighting disease, since drugs attack not only the foreign substance but the body’s own cells as well, sometimes producing undesirable side effects such as nausea and allergic reactions. They attack the target molecule and only the target molecule, with no, or greatly diminished, side effects. This feature makes antibodies, in many respects, an ideal pharmaceutical platform. It also offers a number of applications for monoclonal antibodies besides targeting and treating a particular pathogen directly. One of these applications is to conjugate a monoclonal antibody with a radioactive “tag” or marker for use in radio-therapy. Another application is to conjugate it with a toxin or drug, using the antibody, with its highly selective targeting, as a delivery vehicle.
There have also been a number of advances in the use and production of monoclonal antibodies. Since many of the monoclonal antibodies are derived from non-human sources, early researchers often found their antibodies would produce effective laboratory results and would sometimes produce good initial results in human subjects, but would cease to be effective due to an immune response by the patient. To counter this problem, there have been significant advances in “humanization” techniques, making monoclonal antibodies derived from non-human sources compatible for use in human subjects without eliciting an immune response. There have also been significant industry advances in production methods, so that most antibodies can now reliably be produced in volume at relatively low cost. These advances have allowed the development of some highly successful anti-body based products, such as IDEC’s Rituxan TM which is approved for the treatment of non-Hodgkins, B-cell lymphoma, and have led some industry sources to predict that, over the next 10 years, one third of all new pharmaceutical products introductions will be based on monoclonal antibodies.
In spite of many advances, there are some serious limitations to the growth of this sector. Most of the current antibody-based products in use or in development are based on monoclonal antibodies with native abilities to seek out, bind to and treat medically useful targets, but these are rare. Although researchers have now identified thousands of monoclonal antibodies which can reliably seek out and bind to their targets, very few of them actually produce medically useful results. In effect, most monoclonal antibodies “target, but do not treat”. As a result, of the thousands of monoclonal antibodies produced by industry to date, very few offer product potential in their natural state, without modification. This fact is giving rise to the development of the next generation of antibodies through application of antibody modification technology, such as our “DXL™” technology.
Our DXL™ technology
Our Dynamic Cross Linking (DXL™) technology originated in the 1990’s. The term “Dynamic Cross Linking” or “DXL™” antibodies was coined by us to refer to those extremely rare but highly potent antibodies found in nature or developed with the application of our technology. One such naturally occurring antibody was first described by Briles, Forman, Hudak & Claflin in hallmark scientific study published in 1984 (Eur. J. Immunol, 14: 1027-1030, 1984). In that study, researchers investigated the effect of a number of antibodies on an extremely virulent and lethal bacterial infection in mice known as S. pneumoniae. The researchers tested a number of antibodies to phosphorocholine (PC), which is present on bacterial cell walls. They found that these antibodies required large doses to provide even modest protection while one antibody similar to DXL™ antibodies required only a few micrograms to provide full protection. Researchers administered 20ug of the antibodies to the mice, followed by graded doses of bacteria and counted the number of mice still alive after 10 days. They found that as few as 10 bacteria, untreated, were lethal to the mice. All of the anti-PC antibodies tested except for the antibody similar to DXL™ antibodies provided protection from doses up to 100 bacteria. In dramatic contrast, they found the antibody similar to DXL™ antibodies could protect mice from up to 100,000,000 otherwise lethal bacteria.
This difference intrigued our researchers and demonstrated that, unlike other therapeutically ineffective PC antibodies, the antibody similar to DXL™ antibodies had the capability of self-binding or “autophillicity”, a property which we now know equates to the ability to “cross-link” or form lattices at the cell surface, when the antibody binds to its target antigen. We were able to show that it was this property that gave the antibody similar to DXL™ antibodies its dramatic therapeutic effect.

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
Our researchers found that an antibody’s ability to cross link came from a particular peptide on an antibody, which we found could be synthesized. We theorized that if we could find a way of synthesizing the peptide and attaching it to other antibodies, we could make other antibodies cross link. We theorized that if we could make antibodies “self-affiliate” without affecting their ability to first seek out and bind to their target antigens, perhaps we could make other antibodies more potent and effective.
DXL™ technology is the subject of patent # 6,238,667, expiring in 2018, and other patents and pending applications.
Therapeutic Applications of DXL™ technology
DXL™ technology is a process that allows us to modify existing antibodies to give them new properties without affecting their native ability to seek out and bind to their target antigens. The technology is based on our process for conjugating special genetically-engineered, fusion proteins, which have unique properties, at a specific location on the antibody which allows the protein to contact with the target antigen after binding and without affecting its binding ability. We believe that the potential applications of this technology may prove to be very broad, depending largely on the properties of various synthetic peptides and proteins we may identify. To date, we have identified numerous applications of our technology.

Ongoing studies with a variety of applications are being conducted as demonstrations of the potential of our DXL™ technology for therapeutic and diagnostic applications. We anticipate that the number and type of potential applications for our technology will grow as we identify additional unique characteristics that we can develop into an antibody using our technologies. We also anticipate that new potential uses for our technology will come to light along with other industry developments in the use of antibodies.
Principal Products and Services
DXL™ technology seeks to improve upon the therapeutic potency of antibody products by increasing their ability to bind to their target antigen, enhancing their potency, and installing new properties into the antibodies such as the ability to trigger cell suicide. There are a number of reasons why our technology platform should appeal to potential partners, including the ability to:
a)	increase potency and thus profitability of existing products (assuming increased product efficacy will increase sales revenue and therefore profitability of the product);
b)
extend patent life of FDA-approved products (there are currently over 30 approved and pending antibody products; such products have consumed one-half to two-thirds of their patent life before reaching the product approval stage);

c)	convert existing, not product grade, antibodies into ones with product potential (this probably represents large potential use of the technology platform with thousands of such antibody candidates);
d)
offer the ability, in certain circumstances, to create products which compete with established products without infringing existing patents on antibody diagnostic and therapeutics (each antibody developed with the DXL™ technology platform likely represents a new, patentable invention; this allows partners and us to pursue products and markets in which there are already established competitors, although, in some circumstances it may be necessary to obtain certain licenses in addition to patent rights pertaining to the new DXL™ technology; and

e)	create new uses and large new markets for antibody products which did not previously exist including hybrid and specialty use antibodies.
We currently have two products. We intend to primarily develop the DXL™ technology and jointly develop prospective products based on our technology with collaborative partners. We will need to raise additional capital to fund our internal research and development efforts to develop our technology or, if we enter into collaborative agreements which require us to cover a portion of the research and development costs (of which none now exist), to fund our obligations under such prospective agreements. We do not have any revenue or sources of capital other than the sale of our equity shares and debentures by private placement or public offering. We cannot provide any assurance that we will be able to do so on favorable terms or at all. Provided we are able to obtain adequate financing, we will seek to develop our existing DXL™ technology and to develop additional prospective products and technologies through internal research and development. We intend to eventually selectively acquire exclusive DXL™ rights to antibodies, and thereafter, subject to obtaining sufficient capital and further expanding our existing research and development capabilities, expedite development of our own prospective DXL™ based products.

Research and Development
During the past two years, we have transformed our research team from a small group of contract individuals to a much larger team of in-house scientific and FDA experts. We now have a growing team of 35 scientists and staff and consultants in our Mayo Clinic based facility, backed up and directed by our Scientific Advisory Board. We believe that our planned research and development efforts will demonstrate the superiority of DXL™ technology to the native form of antibodies. Where funding allows, we may also acquire complementary antibodies and technologies directly or under license as part of our internal research and technology development efforts.
Our long-term goal is to invest all of our financial, human and lab resources in DXL625 (CD20) and DXL702 (HER2/neu), nurture our relationship with Royalty Pharma, launch additional DXL™ based products, use the result of our research and development efforts to secure licensing and collaborative research and development arrangements with third parties to jointly commercialize products and technologies related to our DXL™ technology. Our research and development efforts are expected to be ongoing, multi-year programs.
Intellectual Property, Patents and Licenses
The first description of an antibody that possessed DXL™-like properties was reported in 1987. A series of studies were carried out between 1987 and 1994 demonstrating the superior potency and utility of such rare antibodies in various animal models. Toward the end of that period, we and colleagues were able to define and re-create the molecular basis for the antibody’s enhanced potency. Parallel to this development was our discovery of site-specific conjugation. Employing this method of conjugation provided the impetus for creating the first DXL™ antibody. Expansion of the technology to other peptides that impart different properties to antibodies expanded the technology base to virtually all current applications of monoclonal antibodies. This research has served as the basis for the filing of a series of patent applications with the first DXL™- patent (# 6,238,667) granted in May, 2001 (expiring 2018). A CIP (continuation-in-part) has also been filed describing and claiming novel fusion proteins of antibodies incorporating these peptides. This CIP expands DXL™ technology to genetically-engineered versions of antibodies. The U.S. patent is filed worldwide as a Patent Cooperation Treaty (“PCT”) application which will allow patenting in most of the countries in the world.
We acquired our intellectual property rights to DXL™ technology under agreements with ImmPheron. We acquired the rights to DXL™ technology, including the patent #6,238,667, expiring in 2018 and other pending applications (CIP 09/865,201, filed August 15, 2002, Provisional 60/407,421, filed September, 2002 and 60/451,980, filed March 5, 2003). We intend to file additional inventions of our own that expand the original coverage of the U.S. DXL™ technology patent.
We believe that any antibody employing DXL™ features will likely be deemed a New Chemical Entity (NCE) or New Biological Entity (NBE) and as such would be patentable (although, in some circumstances, it may be necessary to acquire additional licenses or other intellectual property rights to be able use such NCE/NBE in a commercial product). It is our intention that each NCE/NBE, created by our technology platform, may become the property of the partner funding the research.
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
a)
Vanderbilt University Vanderbilt is the holder of two fundamental patents, which claim antibody conjugates with cell-penetrating features. The patents claim the same MTS (membrane translocating sequence) as is claimed in DXL™ technology. Our DXL™ technology patent employs a conjugation approach that was not envisioned in the Vanderbilt patents. As such there are no claims in the patents in common. Although there may be no patent conflict, we believe that Vanderbilt’s patents may be a source of competition, as it may already have and may in the future reduce the number of potential licensees of the DXL™ technology patents.

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

Seattle Genetics has two MAb-based product candidates in clinical trials, SGN-15 and SGN-10. Both drugs target a variety of cancers including breast, lung, colon and prostate. SGN-15 is currently being tested in phase II trials in patients with breast, colon, lung or prostate cancer in combination with the widely used chemotherapeutic drug Taxotere®. SGN-10 is a SCIT that has been administered to cancer patients as part of an ongoing single-agent phase I program. A second phase I study is underway to test SGN-10 in combination with Taxotere® based on preclinical data showing synergistic activities.

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
DXL™ technology allows antibodies to achieve a higher level of therapeutic usefulness. Competing technologies may also lay claim to increasing potency of native form of antibodies, however, we believe that for the most part, they do so by using complex or potentially toxic agents conjugated to antibodies. Our DXL™ technology uses only simple proteins or peptides with no apparent toxic potential.
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
Marketing Plan
We are a development stage company and do not have any commercialized products. Our current products at this time are in the scientific study stage, and are not ready for commercial sale. Our marketing efforts to date have been focused on securing collaborative arrangements with prospective industry partners and efforts to gain general industry acceptance of our DXL™ technology.
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
In the future, we intend to expand our marketing efforts through presentations at major scientific meetings and trade shows, including events sponsored by Biotechnology Industry Organization, the professional organization representing the bio-technology industry or other organizations.
Additional marketing efforts include maintaining our website at www.ixsbio.com. We also disseminate news releases announcing material developments related to our business and our DXL™ technology.
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
Corixa Corporation (now GlaxoSmithKline): We entered into a research and development agreement and a license agreement with Corixa Corp. of Seattle, WA (subsequently merged into a subsidiary of SmithKline Beecham Corporation d/b/a GlaxoSmithKline) in September of 2003. The research and development agreement would allow both parties to perform a collaborative study to evaluate the feasibility and potential for DXL™ technology to be used with certain of the proprietary monoclonal antibodies and monoclonal antibodies under development by Corixa. As part of the agreement, we granted Corixa an exclusive option with respect to each monoclonal antibody (“MAb”) evaluated and certain exclusive worldwide licenses. We have agreed not to contact or collaborate with other companies for the use of the DXL™ technology with any antibodies evaluated. The option for each MAb shall continue for 18 months after initiation of studies with such MAb. Corixa may terminate this agreement after providing us with 15 days prior written notice in the event that we have not furnished to Corixa the study reports as anticipated under the agreement. Currently, the first MAb in the agreement has been converted to a DXL™ and tested in their laboratories; Corixa has decided not to further develop it at this time due to a change of focus by its parent company. It is anticipated that a large number of the antibodies will be evaluated under the research and development agreement but with only a limited number having the license triggered. The collaboration has not resulted in an antibody for which Corixa has moved forward and therefore there are no annual fees due at this time.
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
Arana Inc.: In October 2006, we entered into a collaboration agreement with EvoGenix (ASX:EGX) (now Arana Inc.) to evaluate the use of InNexus’ DXL™ technology in combination with an antibody for the treatment of certain viral infections. We will, at our own expense, conjugate the antibody provided by EvoGenix with our technology and tests will be performed on the combined materials by both parties. Any Intellectual Property created by the collaborators is to be jointly owned by the collaborators. The agreement is for a term of 12 months and may be terminated at anytime by either party with written notice.
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
Peptech Limited (now Arana Inc.): In October 2006, we entered into a collaboration agreement with EvoGenix , which was subsequently acquired by Peptech Limited (ASX:PTD; AIM:PTDx) on August 17, 2007. The merged entity, proposed to be renamed Arana Therapeutics Limited, will focus on developing antibody/protein-based products for the treatment of inflammatory diseases, bone disease and cancer and is well positioned to become a significant player in the worldwide antibody and protein therapeutics sector. Our agreement is to evaluate the use of InNexus’ DXL™ technology in combination with an antibody for the treatment of certain viral infections. If the technology is proven to enhance antiviral activity, we will participate in the development of a new generation of high value therapeutic products. This collaboration contemplates an exploratory use of DXL™ technology.
Royalty Pharma: In June 2007, our subsidiary, InNexus Biosciences (Barbados) Inc., entered into an agreement with RP Dynamic Cross Linking LP (“Royalty Pharma”) to sell rights to potential advance revenues for DXL™ products to be developed with specific limited technology rights owned by us and a specific antibody selected by Royalty Pharma. We received US$2,000,000 for the sale of 50% of the future revenues earned for the developed product from the selected antibody. The agreement also provides Royalty Pharma the right to purchase a revenue interest in a second product for an additional US$2 million plus an additional mutually agreed amount to reflect additional development and other costs for the second DXL™ product. In February of 2008, Royalty Pharma purchased the second product resulting in cash proceeds to us of US$2.5 million. The total purchase price for the revenue interests will require Royalty Pharma to pay an additional $30 million if they wish to retain the original 50% of revenues earned from the two products. In addition, Royalty Pharma has paid for the purchase of 1,096,890 of our common shares at a price of $1.01 per share for a total additional investment of US$1,000,000. These proceeds will be used to fund development of the first antibody product under the Agreement.

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
Pharmaceutical Products
The process required by the FDA before pharmaceutical products may be marketed in the United States generally involves the following: (1) preclinical laboratory and animal testing; (2) the submission to the FDA of an application for Investigational New Drug (“IND”) status; (3) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug or biologic; (4) the submission of a New Drug Application (“NDA”) for approval of a drug or Biologics License Application (“BLA”) for approval of a biologic to the FDA; and (5) FDA approval of the NDA or BLA and issuance of a license prior to any commercial sale or shipment of the drug or biologic. In addition to obtaining FDA approval for each use of a product, manufacturing establishments must be registered with and approved by the FDA. Manufacturers of biologics must also submit an Establishment License Application (“ELA”). Manufacturing establishments are subject to annual inspections by the FDA and must comply with, among other things, applicable FDA current Good Manufacturing Practice regulations. Finally, each manufacturer must annually list with the FDA all of the products it manufactures and markets.
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
Clinical Studies
Human clinical studies are typically conducted in three sequential phases, which may overlap, and are designed to collect additional data relating to the safety, dosing, and side effects of the proposed product and to the product’s efficacy in comparison to any currently accepted therapy. Phase I clinical studies are generally performed in 10 to 30 healthy human subjects; or, more rarely, selected patients with a targeted disease or disorder. The goal is to establish an initial database about tolerance, safety, and dosing of the product in humans. Also, the first data regarding the absorption, distribution, metabolism, and excretion of the product in humans are established. Phase II clinical studies are generally performed in small numbers of carefully selected patients, usually 50 to 200. Phase II studies are used to obtain definitive statistical evidence of the efficacy and safety of the product and dosing regimen. Phase II studies are definitive proof of concept studies that will allow the FDA to approve the product for its intended use or label claims. Phase II studies provide preliminary evidence to plan a well-controlled or “pivotal” study. The Phase III clinical development program consists of expanded large scale studies of patients (200 to 2,000 patients or more) with the target disease or disorder, to obtain statistical evidence of the efficacy and safety of the proposed product and dosing regimen. These studies may include investigation of the effects in sub-populations of patients, such as the elderly.

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

C. Organizational Structure
The following chart sets out our corporate structure and our ownership interest in each of our subsidiaries:
D. Property, Plants and Equipment.
We do not own any real property. Our offices are located in the Scottsdale area at 13208 East Shea Boulevard, Suite 200, the Mayo Clinic MCCRB Building, Scottsdale, AZ 85259 and at Suite 2200 — 1055 West Hastings Street in Vancouver, British Columbia, Canada V6E 2E9. Our premises in Scottsdale, Arizona consist of approximately 16,900 square feet, including 5,024 square feet of office space and the balance being laboratory and laboratory support space. Our lease is for a period of ten years commencing October of 2006. The base rent for our Scottsdale location is US$55,902 per month. We employ our senior management and provide project management capabilities through the Scottsdale location. Beginning March 16, 2007, research and development was carried out at the Company’s Scottsdale, Arizona and Lexington, Kentucky locations. Prior to March 16, 2007, research and development was conducted on a contract basis by ImmPheron in Lexington, Kentucky. Beginning July 3, 2007, all research and development was conducted at the Scottsdale location and the Lexington, Kentucky lab ceased operations.
We currently have 36 employees and also contract other consultants and carry out additional research through or with corporate partners through various locations in North America.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Our financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP, and are stated in Canadian dollars as the denomination of our financial statements. See “Currency and Exchange Rates”.
You should read the following discussion in conjunction with our financial statements and the notes thereto referenced in this report under Item 17, including our audited consolidated financial statements for the years ended June 30, 2008, 2007 and 2006, and for the period from incorporation on July 20, 1997 to June 30, 2008.
Note 14 to our audited consolidated financial statements is an explanation and reconciliation of all material differences between Canadian GAAP and US GAAP, as they pertain to our financial statements, in accordance with Item 17 of Form 20-F.
Management’s discussion and analysis is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto.
This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results will differ and could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described under “Key Information” and elsewhere in this Annual Report. We disclaim any obligation to update information contained in any forward-looking statements. Please see “Special Note Regarding Forward Looking Statements”.

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
Our DXL™ technologies seek to improve the therapeutic potency of existing monoclonal antibodies by increasing binding to the target antigen, enhancing antibody effectiveness and installing new properties into antibodies. See Item 4.B “Business Overview — Principal Products and Services”.
Although DXL™ is a fundamentally diverse technology with important synergies for the development of products, partners and other uses such as diagnostics; we believe our best opportunities come from rapid product development using our DXL™ technology. We also believe that, by focusing on existing FDA approved antibody products that can be suitably enhanced with DXL™, we can significantly reduce the time and cost to develop new products through initial development and clinical trials, which we can then offer for sale or collaborative development to large biotechnology and pharmaceutical companies, thereby significantly accelerating our ability to monetize our efforts. In the coming year, we continue to focus on sustaining that philosophy and launching additional products.
Our success will be dependent upon attaining widespread acceptance of our technology as a means of improving the effectiveness of monoclonal antibodies for therapeutic purposes. Since DXL™ technology is not yet considered proven technology, our ability to secure collaborative partners will be dependent largely on our ability to provide scientific validation for the multiple uses of our platform.
Laboratory studies of our first product candidate, DXL625 (CD20), for the prospective treatment of non-Hodgkin’s lymphoma, indicated that DXL625, an anti-CD20 monoclonal antibody enhanced with our DXL™ technology, may afford greater potency, binding avidity, and related characteristics, than the parent compound. Our study utilized CD20 antibodies integrated with DXL™. The DXL™ antibodies were observed to have a higher binding avidity than the comparative antibody. DXL™-CD20 antibodies were also seen as more potent inducers of apoptosis in cell-based assays. DXL™-HER2 antibodies were significantly more potent than the comparative antibody in slowing tumor progression in a xenograft disease model.
We may also, where funding allows, as a secondary strategy, acquire rights to antibodies, with which we will develop new monoclonal antibodies using our DXL™ technology to concurrently develop additional products and technologies. We do not have sufficient capital and other resources to independently develop and commercialize a monoclonal antibody based product at this time, and will need to raise additional capital to fund our continued research and development efforts.

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
During the past fiscal year, we shifted our corporate focus from technology licensing to product development, resulting in a number of changes to our facilities, operations, staff, collaborative partners, finance and many other areas of company. In October, 2006, we entered into the lease of our new office and laboratory facilities on the Scottsdale, Arizona campus of the Mayo Clinic. In March, 2007, we commenced research and development activities in these facilities, while continuing contract work in our Lexington, Kentucky facilities and in July, 2007 we consolidated all of our research and development activities in our new Scottsdale facilities. We also made numerous changes in our senior management, and scientific advisory board, and hired a new team of in-house researchers and other staff. In June, 2007, we entered into our collaborative agreement with Royalty Pharma and launched our first product, DXL625 (CD20). See also Item 4 “Our Collaborative Agreements”.
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
Within the last two years, we have transformed our research team from a handful of contract individuals to a world class team of in-house scientific and FDA experts. We now have a growing team of 36 scientists, staff, and consultants in our Mayo-clinic based facility, backed up and directed by an interactive and engaged world-class Scientific Advisory Board. We believe that our planned research and development efforts will demonstrate the superiority of DXL™ technology to the native form of antibodies.
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

Revenue Recognition
Revenue to date has primarily been derived from interest on money held on deposit and from licensing fees (which are comprised of initial upfront fees) and research and development collaboration payments from collaborative licensing arrangements. Initial fees received which require our ongoing involvement are deferred and amortized into income over the term of the underlying product development period. Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with our strategic partners. Research and development funding generally compensates us for non-clinical and clinical expenses related to the collaborative development programs for certain of our jointly developed product candidates and is recognized as an offset to expenses when the research and development activities are performed under the terms of the agreements.
Going Concern Assumption
We are a development stage enterprise and have not yet commenced commercial operations. Our financial statements have been prepared on the going concern basis, which presumes we will be able to realize our assets and discharge our liabilities in the normal course of operations for the foreseeable future.
We have a history of losses; and have not yet generated any revenues, other than interest revenue related to money held on deposit and proceeds from licensing and development agreements. Our continuation as a going concern is uncertain and dependent on successfully bringing our technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain our operations, the outcome of which cannot be predicted at this time.
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
Amortization
Laboratory Equipment, Computer Hardware and Software, and Office Equipment are recorded at cost and amortization is provided on a straight-line basis at 20%, 30% and 20% per annum respectively, commencing from the time the asset is put in use. Leasehold improvements are recorded at cost and amortized over the shorter of the assets’ useful lives or the remaining lease term, currently eight years.
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
Technology assets are treated differently under US GAAP. See Note 14 to the June 30, 2008 consolidated financial statements for an explanation and reconciliation of the differences between Canadian and US GAAP for Technology assets.

Compensation
We have a stock option plan, which is described in note 8(d) to our Audited Financial Statements and was approved by the shareholders at an annual general meeting held on December 20, 2005 and amended on December 19, 2006 and March 17, 2008.
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
At the present time, monoclonal antibodies are being actively pursued by a large number of biotechnology companies as a means of treating a number of conditions, most notably various forms of cancer. Should monoclonal antibody technology prove to be unsuccessful in targeting these cancers and sufficient efficacy to achieve FDA approval for marketing, or an alternative therapy proves to be more effective, then we may find it more difficult to secure interest in licensing our technology from potential partners in the biotechnology field. In addition, should current research and development efforts not result in the licensing of DXL™ technology and the initiation of clinical trials involving a DXL™ technology modified antibody in a timely fashion, then we will be required to spend additional funds on research and development. As such, it is very important that we receive industry acceptance of DXL™ technology in a timely fashion in order for us to secure licensing revenue and be able to attract other potential licensors and the equity capital necessary to maintain our research and development efforts.
The following summary should be read in conjunction with our financial statements and accompanying notes attached thereto.
During the year ended June 30, 2008, we incurred a loss of $5,887,642 or $0.11 per share as compared to a loss of $5,172,010 or $0.13 per share for the year ended June 30, 2007. The increased loss results from a 77% increase in gross development activity as we expanded our product line from one to five products over the past year. We also received increased expense reimbursements for development costs under its development contracts. In addition, administrative costs increased 26% to accommodate the additional growth in development. Both of these increased costs are related to our growth and reflective of our anticipated growth during the next years.
During the year ended June 30, 2007, we incurred a loss of $5,172,010 or $0.13 per share as compared to a loss of $2,932,875 or $0.12 per share for the year ended June 30, 2006. The increased loss results primarily from increased personnel costs, both administrative and development, as we filled our new facility at the Mayo Clinic. In addition, we incurred additional costs for laboratory equipment and supplies in order to bring all development on our corporate development projects in-house.

Our operating expenses are allocated as either “research and development” or “general and administrative”. A further classification is made to identify amounts transacted with related parties. Footnote 10, “Operating expenses,” in the annual financial statements shows additional detail for each category. See Item 17 Financial Statements. The details of selected, significant differences between the years ended June 30, 2008, 2007 and 2006 are as follows:
Year Ended June 30, 2008 Compared to Year Ended June 30, 2007
Research and Development: During the year, gross Research and Development expenses increased by $1,684,719, an increase of 79% (2008 — $3,813,259; 2007 — $2,128,540). Related party research and development expenses were $0 for June 30, 2008 ($766,912 for June 30, 2007). The increase in gross expenses is directly related to the expansion of our product development activities from one product in 2007, DXL625, to five products at June 30, 2008, adding DXL702, DXLr120, DXLmouse and DXLdiagnostics. Concurrently, scientific personnel increased from six to seventeen during the year ended June 30, 2008. The majority of the expenses were related to increased activity in the development of DXL625 and DXL702.
In addition to the Research and Development expenses, we also recognized reimbursed deferred development costs of $1,310,905 during fiscal 2008 (2007 — nil) for our DXL625 product. All capitalized costs related to DXL625 were reimbursed under our development agreement with Royalty Pharma and recorded as reimbursements on our income statement.
With respect to the Research and Development expenses, the following significant increases during the year are directly related to our planned increase in R&D and account for $1,636,387 (97%) of the change in this category compared with the prior year:
•
Total compensation including related party increased $640,290, or 365% (2008 - $815,957; 2007 — $175,667). Simultaneously, the use of development consultants including related party decreased by $709,882 (2008 — $476,127; 2007 — $1,186,009). The combined movement in compensation and consulting costs results in an overall decreased expense of $69,592 or 5%, which reflects an intentional replacement of scientific consultants with InNexus employees for in-house development work. Overall during the year, scientific headcount increased from 6 persons to 17 while the related recognized compensation and consulting expense decreased 5%. The corresponding increase in benefits and payroll taxes from $27,287 in 2007 to $200,083 in 2008 (a $172,796, or 633% increase) corresponds with the increase in employee compensation costs due to higher headcount and the shift from consultants.

•
The value of stock based compensation recognized for development personnel and consultants increased by $143,248 in fiscal 2008 (2008 — $395,226; 2007 — $251,978), primarily related to our increased headcount.

•
Fees related to the Scientific Advisory Board of $113,660 were first recognized in fiscal 2008 as the Board was implemented toward the end of the prior year and began directly overseeing our increased development activity.

•
Research supplies increased by $206,504, or 175%, during the year (2008 — $324,624; 2007 — $118,120). The increase reflects the implementation and stocking of a quality assurance laboratory during the year, and the expansion of products under development from one to five.

•
Travel expenses related to research and development increased $278,755 during the year (2008 — $329,969; 2007 — $51,214), resulting from increased use of our employees for development activities and their related travel costs for training, presentation of results at scientific conferences, and oversight of animal testing by independent third parties.

•	Marketing expenses of $57,540 were first recognized for research and development in the year ended June 30, 2008 and were incurred primarily for investor relations.
•
Net rent expense for development activities after sub-lease proceeds increased from $147,355 in 2007 to $362,049 in 2008 as we began use of its full laboratory space as we expanded our developing product line and recognized increased common costs under our lease agreement.

•	Amortization expense increased by $257,807 from $87,036 in 2007 to $344,843 in 2008 resulting from new laboratory equipment purchases for the expanded use of laboratory space in Arizona.
•
Office and general expense for development activities increased during fiscal 2008 by $104,415 (2008 — $117,014; 2007 — $12,599) related to the increase in personnel and expanded laboratory activities.

•
Legal and accounting expense for research and development activities increased from nil in 2007 to $156,560 in 2008 resulting from the expansion and renewal of patent protections for our intellectual property.

General and Administrative: During the year, General and Administrative expenses increased by $951,900, an increase of 27% (2008 — $4,609,969; 2007 — $3,658,069). Related party general and administrative expenses in fiscal 2008 included $98,685 of stock based compensation and consulting fees for our directors who are not also officers. Generally, the increase in gross general and administrative expenses in fiscal 2008 correlates with an expansion of regulatory and administrative personnel who process our increased development and financial activities which are affected by both Canadian and United States regulatory agencies.
With respect to general and administrative expenses, the following significant increases during the year account for $914,061 (96%) of the $951,900 change in this category compared with the prior year:
•
Compensation increased by $755,156 (2008 — $863,122; 2007 — $107,966) during fiscal 2008. Increases resulted primarily from the addition of regulatory management personnel to oversee increasing regulatory compliance requirements. Our’ rapid approach toward FDA applications for its expanding developing product line has created its need for regulatory compliance personnel, as have new financial compliance requirements for internal controls over financial reporting, the change in accounting to International Financial Reporting Standards and continued compliance with securities regulations in both Canada and the United States. In addition, we increased administrative support personnel to oversee increased operations and also increased its use of short-term interns and hosted a summer intern program for university biotechnology students. Conversely, related benefits and payroll taxes decreased by $85,509 (2008 — $190,928; 2007 — $276,437) as we realized better benefit costs due to increased eligible personnel.

•
Conference fees and employee training increased to $142,563 in the current year from nil in the prior as we consistently presented research data and financial results to the scientific and investing communities as results on our expanded product line were produced.

•	The value of stock based compensation increased by $68,357 in fiscal 2008 (2008 — $522,297 2007 — $453,940), primarily related to increased headcount.
•
Net rent expense allocated to non-laboratory space decreased by $209,749 (2008 - $256,982; 2007 — $466,731) as we allocated rent costs to research and development projects with the construction and full utilization of labs at the Scottsdale facility.

•	Director fees increased to $255,030 in 2008 from $70,257 in 2007, as we incurred costs for more frequent meetings and related travel.
•	Marketing and promotion increased by $72,445 (2008 — $152,061; 2007 — $79,616) resulting from increased activity in investor relations and public announcements.
•
Legal and accounting increased by $129,862 (2008 — $846,707; 2007 — $716,845). Increases resulted from increased accounting personnel and a higher level of legal activity for corporate governance activity, a larger product line, and increased patent activity.

•
Foreign currency translation expenses increased by $62,981 (2008 — $175,969; 2007 - $112,988) as the Canadian dollar gained strength over the year against the United States dollar, where we have significant transactions. We also increased transactions in our US currency, contributing to the increase in foreign currency translation expense.

•
Communications costs decreased by $69,629 during fiscal 2008 (2008 — $29,613; 2007 — $99,242), resulting from an allocation of communications costs to the new development facilities built in the prior year.

•
Office and general expenses decreased by $54,471 (2008 — $158,931; 2007 — $213,402) as these expenses were used to a greater extent by increased research and development activities in the current year.

•
Travel expenses related to corporate governance and investor relations during fiscal 2008 decreased by $82,718 (2008 — $177,359; 2007 — $260,077) as a greater proportion of travel was for scientific conferences and presentation of research results.

Other items: In addition to the explanation of the two expenditure types above, the following items merit further discussion:
Total funded research and development expenditures under the Royalty Pharma contract amounted to $2,709,988 for the year ended June 30, 2008 (2007 — $638,727). We entered into the contract in June 2007. As eligible development expenditures were expended by us under the contract, they were applied against the commitment for drug development liability and recognized as reimbursements received for development commitment in the operations. These expenditures consisted of $1,935,709 (2007 — $180,174) of operating costs and $774,279 (2007 — $458,553) of capital equipment acquisitions related to research and development under the Royalty Pharma contract.

During the year ended June 30, 2008, we received interest income of $77,248 (June 30, 2007 - $159,431). Prior year saw larger average cash balances due to two equity placements and greater amounts of stock option and warrant exercises.
Year Ended June 30, 2007 Compared to Year Ended June 30, 2006
Research and Development: During 2007, gross Research and Development expenses increased by $1,235,992, an increase of 138% (2007 — $2,128,540; 2006 — $892,548). This was an anticipated increase consistent with our growth objectives. Of the total, the related party amount was $766,912 for June 30, 2007 ($583,579 for June 30, 2006), for an increase of $183,333 (31%).
With respect to Research and Development activities, the following significant increases during 2007 are directly related to our planned increase in R&D and account for $1,188,568 (96%) of the $1,235,992 change in this category compared with the prior year:
•
Compensation increased from nil in 2006 to $178,667 in 2007 as we ceased contractual research and development activities toward the end of the year and staffed the Scottsdale facilities with our own employees.

•
Consulting fees increased by $510,938, or 76%, (2007 — $1,186,009; 2006 — $675,071) as we hired specialists to assist with the design and construction of its new laboratory facilities and originated its Scientific Advisory Board to oversee and direct our research and development activities.

•
We recognized stock based compensation of $251,978 in 2007, which represents a non-cash expense. This compares to stock based compensation of $28,213 for 2006. This is an increase of $223,765, or 793%.

•	Rent increased from nil in 2006 to $147,355 in 2007 as we completed construction and occupied our own laboratory facilities located in Scottsdale, Arizona.
•
Research supplies increased by $103,644 (716%) from $14,476 in 2006 to $118,120 in 2007 as our new laboratory space was furnished with modern equipment and supplies were provided for the research and development activities. Fiscal 2007 was the first year we recognized a full year of rent expense for development purposes.

•	Amortization expense increased by $24,199 (39%) from $62,837 in 2006 to $87,036 in 2007 resulting from the new laboratory equipment purchases for the new laboratory space in Arizona.
General and Administrative: During 2007, General and Administrative expenses increased by $1,742,720, an increase of 91% (2007 — $3,658,069; 2006 — $1,915,349). This anticipated increase is consistent with our growth objectives. Of the total, the related party amount was $322,510 for June 30, 2007 ($261,387 for June 30, 2006), for an increase of $61,123 (23%).
The following significant changes in general and administrative expenses during 2007 are directly related to our planned growth and expansion into our new Arizona facility and include a changed focus on marketing and promotion to reduce investor relations expenses and an increase in professional fees due to the private offering and our first significant development contract. The specified changes to general and administrative expenses listed below account for $1,681,600 of the changes in this category compared with the prior year:
•	Compensation increased from nil in 2006 to $107,966 in 2007 as we ceased contractual employment and staffed the Scottsdale facilities with our own employees.
•
Consulting fees increased by $253,596, or 91%, (2007 — $533,610; 2006 — $280,014), primarily related to increased compensation rates for management personnel prior to their hiring, and outside services provided in conjunction with the construction and occupation of our office space.

•
We recognized stock based compensation of $453,940 in 2007, which represents a non-cash expense. This compares to stock based compensation of $182,823 for 2006. This is an increase of $271,117, or 148%.

•	Rent increased by $461,731(923%) (2007 — $466,731; 2006 — $5,000) as we completed construction and occupied our Arizona facilities.
•	Director fees increased to $70,257 from nil in 2006, as we implemented customary stipends for meeting attendance.
•	Insurance increased from nil in 2006 to $59,641 in 2007 as we instituted a directors’ and officers’ liability policy.

•	Marketing and promotion decreased by $121,698, or 60%, (2007 — $79,616; 2006 - $201,314) resulting from a changed strategy in investor relations and public announcements.
•
Legal and accounting increased by $359,486 (101%) (2007 — $716,845; 2006 - $357,359). Increases resulted from increased accounting personnel and a higher level of legal activity for corporate governance activity as well as corporate structure and contract activity for the Royalty Pharma transaction.

•	Office and general expenses increased by $157,408 (281%) (2007 — $213,402; 2006 - $55,994) as a result of staffing the new Arizona office.
•	Amortization expense increased by $62,096 (33%) from $124,808 in 2006 to $186,904 in 2007 resulting from the new office equipment purchases for the new space in Arizona.
Other items: In addition to the explanation of the two expenditure types above, the following items merit further discussion:
Total funded research and development expenditures under the Royalty Pharma contract amounted to $638,727. As these expenditures were funded by Royalty Pharma, they have been applied against the commitment for drug development and recognized as reimbursements received for development commitment in the operations. These expenditures consisted of $180,174 of operating costs and $458,553 of fixed asset acquisitions related to research and development under the Royalty Pharma contract.
During the year ended June 30, 2007, the Company received interest income of $159,431 (June 30, 2006 — $46,359), for an increase of $113,072 (244%). More cash and cash equivalents were on hand during the current period due to the private placement in August 2006 and cash proceeds from the development contract, as well as increased exercise activity of warrants and options throughout the fiscal year.
During the year ended June 30, 2007, the Company incurred a loss on foreign exchange of $112,988. During the year the Canadian dollar increased in value relative to the US dollar, however the Company had significant amounts in US cash and significant vendor transactions denominated in US dollars.
B. Liquidity and Capital Resources
We are at an early stage of our development and, at present, have no material source of operating revenue, no lines of credit and no current sources of external liquidity. Our ability to continue as a going concern is dependent upon our ability to earn revenue through corporate collaborations and licensing arrangements, contractual development agreements, raising equity capital or borrowing to meet our working capital requirements. We will require substantial additional capital resources to further pursue our business strategy of developing our own DXL™ products or licensing our DXL™ technology to other biotechnology companies. Until such time as we are able to realize licensing and/or management fees from such arrangements sufficient to fund our operations, we will be largely dependent upon our ability to raise capital from the sale of our securities to fund our operations. We do not expect to be able to commercialize our jointly developed product candidates or complete all of our current clinical studies during this period. Accordingly, unless we are able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from opportunities we may have to enter into corporate collaboration or licensing arrangements.
Cash Flow
Year Ended June 30, 2008 Compared to Year Ended June 30, 2007
Working Capital: At June 30, 2008, we had current assets of $3,745,276 and current liabilities of $1,539,536 for working capital of $2,205,740. This compares to current assets and current liabilities at June 30, 2007 of $5,585,533 and $916,191 respectively, for working capital of $4,699,342.
Current Assets: Current assets at June 30, 2008 were comprised of cash on hand of $3,583,007, of which $461,188 was restricted as well as prepaid expenses and other receivable of $162,269. At June 30, 2007, current assets were comprised of cash on hand of $5,407,053, of which $2,546,502 was restricted as well as prepaid expenses and other receivable of $178,480. We hold cash and cash equivalent balances in the United States and Barbados in addition to Canada since it has operations in each of those countries; accordingly, cash and equivalent balances are held in Canadian, U.S. and Barbadian dollars.

Short and Long-term Liabilities: Current obligations at June 30, 2008 included accounts payable of $318,503, accrued liabilities of $617,068, dividend payable of $603,541 and $424 for the debt portion of convertible preferred shares – series A. This compares to current obligations at June 30, 2007 which included accounts payable of $465,146, accrued liabilities of $91,931, dividend payable of $359,087 and $27 for the debt portion of convertible preferred shares – series A. In addition, a long term liability of $1,492,142 for continuing commitment for drug development was recognized as of June 30, 2007 ($Nil 2008).
Year Ended June 30, 2007 Compared to Year Ended June 30, 2006
Working Capital:  At June 30, 2007, we had current assets of $5,585,533 and current liabilities of $916,191 for working capital of $4,669,342.  This compares to current assets and current liabilities at June 30, 2006 of $722,954 and $236,323 respectively, for working capital of $486,631.
Current Assets: Current assets at June 30, 2007 were comprised of cash on hand of $5,407,053, of which $2,546,502 was restricted as well as prepaid expenses and other receivable of $178,480.  At June 30, 2006, current assets were comprised of cash on hand of $593,410, accounts receivable of $7500, and prepaid expenses and other assets of $122,044.  We hold cash and cash equivalent balances in the United States and Barbados in addition to Canada since it has operations in each of those countries; accordingly, cash and equivalent balances are held in Canadian, U.S. and Barbadian dollars.
Short and Long-term Liabilities:  Current obligations at June 30, 2007 included accounts payable of $465,146, accrued liabilities of $91,931, dividend payable of $359,087 and $27 for the debt portion of convertible preferred shares – series A.  This compares to current obligations at June 30, 2006 which included accounts payable of $75,993, dividend payable of $160,329 and debt portion of convertible preferred shares – series A of $1.  In addition, a long term liability of $1,492,142 for continuing commitment for drug development was recognized as of June 30, 2007 ($Nil 2006).
Private Placements and Securities Offerings:
In November 2008 we announced a private placement offering for $2,368,000 of unsecured convertible debentures. As of November 30, 2008 we had commitments for and closed $1,691,000 under the offering from unrelated parties resulting in cash proceeds of $406,528. The notes will mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares at a conversion price of $0.10 per common share. We may opt to redeem the convertible debentures at the $0.10 conversion price if our common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. Subsequent to November 30, 2008, we received commitments to complete the offering, whereby we expect to receive cash proceeds of $901,000, satisfy accrued and future expenses of $232,751 and apply a redemption of 10,000 preferred shares – series A at $100 per share and accrued dividends on the shares of $172,695. $457,000 of the total offering is expected to be with our board members and senior management. Two investment companies are expected to receive $13,580 in finder’s fees for future closings in accordance with policies of the TSX Venture Exchange.
In June 2008, we completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share at no additional cost. Each prepaid warrant also entitles the holder to purchase one common share for $0.35 for a five year period from closing. In conjunction with this placement, we recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share for $0.25 for a three year period from closing. All securities are subject to a hold period which expires on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. Share warrants were fair-valued using the Black-Scholes model.
In February 2008, we completed a non-brokered private placement of 1,136,363 units with the Chief Executive Officer (“CEO”) for proceeds of CD$250,000. Each unit is comprised of one common share and one warrant. Each warrant is convertible into one common share at an exercise price of $0.22. The warrants expire on February 6, 2010. Issuance costs of $2,750 were netted against proceeds. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The warrants were fair-valued using the Black-Scholes model.

In June 2007, as part of an agreement for the sale of future revenue rights, we issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are restricted for use within our normal operating activities.
In August of 2006, we completed a private placement of 12,078,500 units at $0.45 per unit for gross proceeds of $5,435,325, with each unit comprising of one prepaid warrant which is convertible into one common share at no additional cost immediately following the closing of the placement and one 65% warrant. Each full (65%) warrant will entitle the holder to purchase one additional common share at a price of $0.50 for a period of two years.
See Item 10.A “Share Capital.” There is no assurance that we will be able to complete any additional private placements or that the existing warrant or option holders will exercise all or any portion of their warrants or options. If we are not successful in securing such funds we will have to severely curtail or even suspend our anticipated operations after January 2009.
Anticipated Capital Requirements For Next 12 Months
We have traditionally relied and still relies on obtaining capital through the sale of its securities and expects to do so until it is able to secure adequate revenue from licensing and/or sales of its technologies, or other operating activities. The sale of securities is highly dependent upon numerous conditions, such as the state of the capital markets, success in contractual negotiations with third parties, success of products using our technology and other factors, many of which are largely out of our control. hawse have, in the past, been successful in securing sufficient funds through the sale of its securities to meet its operating requirements, and anticipates that it will continue to do so, but there is no assurance that it will be able to raise sufficient capital to fund its operations through the sale of its securities on terms favorable to us.
We believe that proceeds from existing securities offerings and development agreements will provide capital resources at a sufficient level only to fund operations into our third quarter of operations, beginning January 2009. We are dependent upon forthcoming securities offerings, development agreements, and/or development product sales, if any, to provide adequate capital resources to fund capital requirements for the next fiscal year.
C. Research and development, patents and licenses, etc.
Research costs are charged as an expense in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless they meet Canadian generally accepted criteria for deferral and amortization. Once they meet the criteria for deferral and amortization, we defer further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold. At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.
All of our research and development activities for the past three fiscal years related directly to our DXL™ technologies. Amounts spent by us on research and development activities during the past three years is as follows:

	Year ended June 30,
	2008	2007	2006
Research and Development Expense	$3,813,259	$1,361,628	$308,969
Research and Development Expense – Related Party	Nil	$766,912	$583,579
Capitalized Development Expense	$1,310,905	Nil	Nil
In fiscal 2008, $2,709,988 of research expenditures and $1,310,905 of capitalized development costs were reimbursed under a contractual development agreement ($638,727 and nil, respectively, in fiscal 2007 and nil and nil for fiscal 2006).

At June 30, 2008, we had technology rights with a total carrying value of $78,119 related to our DXL™ technologies ($52,079 November 30, 2008). The carrying value of technology rights does not necessarily reflect present or future values. The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.
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
We also note that there appears to be a trend toward increased regulation of potential pharmaceutical products and we expect this trend to continue for the foreseeable future, resulting in increased time and cost to develop and commercialize new products. One effect of this trend is to decrease the effective patent life of the product when it reaches commercialization, often by 1/2 to 2/3 of normal patent life. Since we may be able to create new chemical entities through enhancement or modification of existing antibodies using our DXL™ technology, we may be able to offer prospective commercial collaborators the ability to better manage life cycle management strategies of products, franchises, intellectual property and/or pipelines. We anticipate this factor to increase, which will in turn require our continued research and development of DXL™ technology with a view to prosecuting new patents and patent applications to enhance our intellectual property protection for DXL™ technology.
We intend to focus on the business now carried on by InNexus. Our business strategy is focused on developing and marketing DXL™ products and marketing DXL™ technology to the biotechnology and pharmaceutical community for the purpose of rapidly launching and developing multiple candidates. Our primary focus at present is the development of our products DXL625 (CD-20) and DXL702 (HER2/neu). Should our efforts be unsuccessful, we may find it considerably more difficult to secure funding to develop other DXL™ products.
At the present time, monoclonal antibodies are being actively pursued by a large number of pharmaceutical and biotechnology companies as a means of treating a number of conditions, most notably various forms of cancer, which is also our primary focus for the application of our technology. Should monoclonal antibody technology prove to be unsuccessful in targeting these cancers with sufficient efficacy to achieve FDA approval for marketing, or be supplanted by an as-yet undiscovered technical approach, then we may find it more difficult to secure funding or collaborative partners for developing products based on our technology. As such, it is very important that we both develop our own DXL™ products and receive general industry acceptance of DXL™ technology in a timely fashion in order for us to attract prospective collaborative industry partners and the equity capital necessary to maintain our research and marketing efforts.
In current global economic conditions, our suppliers may tighten credit terms and shorten payment terms. We may also experience increased difficulty in raising capital from external sources. Current economic conditions may also affect our ability to enter into new collaborative research agreements or sales of royalty rights on existing or future internal product development. Existing development agreements may also be affected if the other parties to our agreements change their participation levels as a result of their changing economic operating environments.
E. Off Balance Sheet Arrangements.
We lease office and laboratory space for our facility on the campus of the Mayo Clinic in Scottsdale, Arizona, USA and have incurred a related lease obligation (see Item 4 “Information on the Company – Property, plants and equipment”).

F. Tabular Disclosure of Contractual Obligations.
The following table summarizes our contractual obligations as of June 30, 2008, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years
Contractual Obligations:

Operating Lease Obligations (1)	$5,629,323	$684,039	$1,361,078	$1,361,078	$2,223,128

Other Long-term Liabilities (2)	—	—	—	—	—

Total Contractual Obligations and Commitments:	$5,629,323	$684,039	$1,361,078	$1,361,078	$2,223,128

(1)	Represents base office rent and common costs of US$55,902 per month.

(2)
We have no contractual obligation to continue performance under any of our collaborative or development agreements; dividends on preferred shares – series A are not payable unless declared by the Board of Directors.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management.
The following table sets out the names of our directors, senior management and employees we depend on, their positions and offices as at November 30, 2008. All of our directors are residents of the United States.

Date of First
		Appointment as	Date of First
Name, Age, Municipality of	Present and Principal Occupation	Executive	Appointment as
Residence and Position	During the Last Five Years	Officer	Director
Jeff Morhet 39 years old Phoenix, Arizona Director, Chairman, President, Chief Executive Officer	CEO and President, InNexus Biotechnology Inc., October 2006 – present; VP Operations, InNexus Biotechnology, Inc., November 2004 – October 2006, Vice President and General Manager, Zila Biotechnology Inc., 2002 – 2004	November 26, 2004	September 21, 2006
Wade Brooksby 64 years old Phoenix, Arizona Director, Chief Financial Officer	CFO, InNexus Biotechnology Inc., March 2006 – present; Partner & CFO, Tatum CFO Partners, LLC, 2001 – 2006	March 3, 2006	December 19, 2006
Laurence Luke 66 years old Scottsdale, Arizona Director, Chairman Audit Committee, Member Compensation Committee	Managing Partner, CanAm Capital Partners, LLC, 2008-present; President, Salt River Capital Group LLC, 2003 – present; President and General Counsel to TMW Enterprises, 1993 — 2003	N/A	December 19, 2006

Date of First
		Appointment as	Date of First
Name, Age, Municipality of	Present and Principal Occupation	Executive	Appointment as
Residence and Position	During the Last Five Years	Officer	Director
Dr. Leroy Chiao 48 years old Houston, Texas Director, Chairman Compensation Committee, Member Audit Committee	Visiting Professor to Louisiana State University, 2004 – 2008; Self-employed management consultant; Executive VP, Director and Chief of Space Operations, Excalibur Almaz, USA, 2004 – present; Astronaut with NASA Space Center, 1990 - 2005	N/A	December 19, 2006
R. Glenn Williamson 52 years old Phoenix, Arizona Director, Member Audit and Compensation Committees	CEO Nest Ventures LLC, 2000 – Present; President, Sweet Success Inc. 2002 — 2004	N/A	February 27, 2007
J. Donald Capra 71 years old Oklahoma City, Oklahoma Director, Member Nominating and Governance Committee	President Emeritus, Oklahoma Medical Research Foundation, 2007-present; President, Oklahoma Medical Research Foundation , 1997-2006	N/A	January 22, 2008
David Warden 58 years old Houston, Texas Director	Patent Attorney and Founding Partner, Yetter, Warden & Coleman, LLP.	N/A	September 9, 2008
Thomas Wharton 66 years old Vancouver, B.C., Canada Secretary	Self-employed management consultant	November 3, 2006	N/A
Dr. Jur Strobos 56 years old Silver Spring, Maryland Chief Medical Officer	Director of Policy Research in the office of the Commissioner of the Food and Drug Administration (FDA), 1990 – 1995; President of Clinical Research and Regulatory Affairs for Medicis Pharmaceutical Corporation, 2003 – 2007	June 27, 2007	N/A
Dr. Thomas Kindt 69 years old Placitas, New Mexico Chief Scientific Officer	Self-employed author and consultant for the biomedical sciences, 2005 – present; Director of Intramural Research at the National Institute of Health, 1995 — 2005	August 1, 2007	N/A
Executive officers are appointed by the Board of Directors to serve until their successors are appointed. The names, positions and business experience of our senior officers are as follows:
Jeff Morhet (age 39), Director, Chairman, President, and Chief Executive Officer – Mr. Morhet graduated from Stephen F. Austin State University with a Bachelor of Business Administration in 1992 and joined Baxter Healthcare Corporation where he managed the sale of medical supplies, capital equipment and specialty surgery supplies for the Scientific Products Division. In 1996, Mr. Morhet joined AstraZeneca Corporation as Commercial Manager of a start-up unit charged with creating leadership in the oncology, gastro intestinal and cardiovascular disease market segment.
In 1999, Mr. Morhet joined Integrated Physician Networks Inc. of Scottsdale, AZ as Product Director, where he led product and marketing teams responsible for the launch of the first large scale pharmaceutical network. In 2002, Mr. Morhet joined Zila, Inc. (NASDAQ: ZILA) of Phoenix, AZ where he launched, developed and operated a wholly-owned subsidiary, Zila Biotechnology Inc., into a comprehensive research, development and licensing organization focused on an oncology drug platform. Through his leadership he took numerous oncology products to the FDA including a large-scale multi-national phase III program. Also during his tenure he was the Vice President and General Manager managing a fully independent operating unit headquartered in Arizona that included a 32,000 square foot lab, GMP Manufacturing, R&D/QA/QC, Warehousing and Distribution, Procurement and Finance functions, and a London, UK Sales, Marketing and Manufacturing business unit designed to deliver an approved oncology drug throughout Europe.

Wade Brooksby (age 64), Chief Financial Officer — Mr. Wade Brooksby was appointed as our Chief Financial Officer in March of 2006. Mr. Brooksby has held senior management positions in various companies ranging in size from small closely held companies to multi-billion dollar Fortune 100 NYSE firms and has been involved in the development of licensing agreements of products and services in USA, Canada, Mexico, Australia, South Africa, England, Germany, France, Spain and the Netherlands. Mr. Brooksby currently also sits on the Board of Directors for Zila, Inc. Mr. Brooksby completed both his undergraduate and graduate studies in Accounting, Finance and Business Administration at Brigham Young University, located in Provo, Utah and completed the Advanced Management Program at Stanford University.
Laurence Luke (age 66), Director, Chairman of the Audit Committee, and Member of the Compensation Committee — Mr. Luke was elected Director and Chairman of the Audit Committee on December 19, 2006. Mr. Luke has extensive experience as a private investor, Chief Executive Officer, entrepreneur and attorney. Mr. Luke is the Principal and founder of the Salt River Capital Group LLC, a private equity investment company focusing on challenged entrepreneurial businesses in Arizona which need capital and management support. In 1999, Mr. Luke joined TMW Enterprises Inc. as President and General Counsel, a privately owned holding company with assets including Tier 1 and Tier 2 automotive suppliers and extensive international real estate and securities portfolios. In 1990, Mr. Luke became President of Dean and Fulkerson, PC, which is one of the 25 largest corporate law firms in Detroit, MI, where he led the merger of two law firms to form Dean and Fulkerson, PC. Mr. Luke specialized in corporate governance, finance and reorganizations. He has served on the boards of over twenty corporate and charitable corporations.
Dr. Leroy Chiao (age 48), Director, Chairman of the Compensation Committee, and Member of the Audit Committee — Dr. Chiao was elected Director and Chairman of the Compensation Committee on December 19, 2006. Dr. Chiao is an entrepreneur, distinguished chair professor, consultant and public speaker. Dr. Chiao has extensive experience as a NASA Astronaut and a research engineer. Dr. Chiao has logged a total of 229 days, 7 hours, 38 minutes and 5 seconds in space including 36 hours and 7 minutes of extravehicular activity (“EVA”) time in six space walks. Dr. Chiao earned a Ph.D. in chemical engineering in 1987 from the University of California at Santa Barbara and worked primarily on research for advanced aerospace material and fabrication of filament-wound and thick-section aerospace composites.
R. Glenn Williamson (age 52), Director and Member of the Audit and Compensation Committees — Mr. Glenn Williamson was appointed as a Director on February 27, 2007 to fill the vacancy created when Dr. Alton Charles Morgan left the Board of Directors. Mr. Williamson has more than 25 years of executive experience with financial and operational aspects of entrepreneurial companies. Mr. Williamson’s depth of experience includes advanced capital formation, assembly of successful, innovative management teams, and establishment of desirable market positioning for his companies. Mr. Williamson currently has responsibility as CEO of Nest Ventures LLC, a private equity firm with offices in Canada and Arizona, Managing Director of an Investment Bank which specializes in international transactions, and was President and Director of an all natural beverage company “Sweet Success,” a NASDAQ listed public company in Texas. In prior years, Mr. Williamson served in executive positions for several NASDAQ listed technology companies including WAVO Corporation, an international digital media provider, Interactive Media Technology, and Go-Video and Go-Video Productions, a hardware and Video Production Company which developed the dual-deck VCR. In addition, Mr. Williamson has experience serving on several philanthropic and social advocacy Boards of Directors benefiting the Phoenix Zoo, river advocacy, children and education, and suicide prevention.
Dr. J. Donald Capra (age 71), Director and member of the Nominating and Governance Committee — Dr. J. Donald Capra was elected to InNexus’ Board of Directors on January 22, 2008 . Dr. Capra, who also serves as chair of InNexus’ Scientific Advisory Board, will continue to serve both roles for InNexus. For nine years (1997-2006) Dr. Capra was the president of Oklahoma Medical Research Foundation (OMRF). Prior to OMRF, he served as professor of microbiology and internal medicine and was the Edwin L. Cox Distinguished Chair in Immunology and genetics at the University of Texas Southwestern Medical Center and Director of Southwestern’s Molecular Immunology center. Dr. Capra is also well known for his studies of antibody genes and how they mutate in autoimmune disorders and was an early leader in the field of monoclonal antibodies. Early in his career he was instrumental in defining the association of immunoglobulin hypervariable regions with the antibody combining site. More recently, Dr. Capra has made contributions to our understanding of human B cell development. Along the way, he has contributed to our understanding of the various mechanisms of antibody diversity.

David Warden (age 58), Director — Mr Warden was appointed as a Director on September 9, 2008. Mr. Warden was a founding partner of Yetter, Warden & Coleman, L.L.P. In his 23 years of practice, he has represented both plaintiffs and defendants in cases pertaining to antitrust, securities violations, trade secrets, patents, and other business and technology litigation. Mr. Warden is considered one of Houston’s top Lawyers from H magazine and recognized as one of the Texas “Super Lawyers” in Texas Monthly magazine from 2003-2006. Mr. Warden has published many articles during his career; “Trade Secrets and Patents: Comparison and Contrasts in Royalty Determination,” and “ How to Quantify Trade Secrets Theft,” are among them. He received his B.S. and his M.S. in Engineering from Purdue University and obtained his Juris Doctorate degree in 1981 from the University of Virginia.
Thomas Wharton (age 66), Secretary — Mr. Wharton became our Secretary in November of 2006. Prior to that he has been a director of the Company since December, 2000. Mr. Wharton has been a self-employed health care management consultant since 1990. Prior to that, he served as the administrator for the Vancouver Stock Exchnage listed companies Conquistador Mines Ltd. from October, 1989 to May, 1997 and as administrator for Bradner Resources Ltd. and Gold Canyon Resources Ltd. from October, 1989 to August, 1993. In July 2004, Mr. Wharton joined the board of Consolidated Global Cable Systems, Inc., a TSX-V listed company. Prior to 1989, Mr. Wharton worked full time in the healthcare industry, having obtained a Master’s Degree in Health Administration from the University of Ottawa in 1978. He was appointed Assistant to the President of the Ottawa Civic Hospital from fall, 1978 until October, 1980. From November 1980 until June 1983 he served as Administrator of the Cariboo Memorial Hospital in Williams Lake, BC. From June, 1983 until April, 1989 he worked as Director of the Peterson Rehabilitation Centre and Rehab Services for the Workers Compensation Board of BC.
Dr. Jur Strobos (age 56), Chief Medical Officer — Dr. Strobos joined InNexus as Chief Medical Officer on June 27, 2007. Dr. Strobos brings with him extensive experience as Director of Policy Research in the office of the Commissioner of the Food and Drug Administration (FDA) and a diverse background in drug law, medical product development, and health care. Most recently, he was Vice President of Clinical Research and Regulatory Affairs for Medicis Pharmaceutical Corporation (NYSE: MRX). His prior medical background and four years of residency training in general surgery enabled him to engage in policy development across the broad array of FDA activities from foods, devices and drugs to biological products. His areas of expertise include food and drug law, clinical study design and good manufacturing practices. He has been the successful steward through the FDA of multiple drugs and devices and will be working closely with Dr. Thomas Kindt, InNexus’ Chief Scientific Officer and previous Director of Intramural Research at the National Institute of Health. After law school, a federal court clerkship, and an associate position at a large national law firm, Dr. Strobos received his appointment to the FDA where he worked closely with FDA Commissioner Kessler on regulatory policies. He gained significant experience in regulatory affairs and then served as Clinical Program Development and Regulatory Consultant for Greenberg Traurig, LLP, and Olson, Frank & Weeda, PC, in Washington, DC. He also served as Vice President of Clinical Research and Regulatory Affairs for R&D Laboratories, Inc. Dr. Strobos received his medical training at the University of Chicago, his legal training at the University of Pennsylvania and is admitted to practice in both Washington, DC and California. He has numerous publications and awards including the PHS Special Recognition Award, the FDA Award of Merit and two Commissioner Special Citations.
Dr. Thomas Kindt (age 69), Succeeding Chief Scientific Officer (August 1, 2007) — Dr. Kindt was appointed Chief Scientific Officer on August 1, 2007. Dr. Kindt was Director of Intramural Research for NIAID at the National Institute of Health in Bethesda, Maryland from 1995 to 2005. In addition, Dr. Kindt spent a year as Visiting Scientist at the Analytical Immunochemistry Laboratory at the Institute Pasteur in Paris, France. He was on the faculty at Rockefeller University in New York from 1970 to 1977 and prior to that a research fellow at the City of Hope National Medical Center in Duarte, California. Dr. Kindt has served on a number of advisory boards and committees including those of the Institute Pasteur in Tunis, Tunisia, Hematech LLC in Massachusetts, the Institute for Medical Sciences at the University of Tokyo, REDI center in Singapore, and the NIH Facilities Working Group and Blue Ribbon Panel on Bioterrorism and implications for biomedical research. He has authored and co-authored 225 publications, two books and three patents, and is currently an active biomedical consultant and immunology textbook author.
None of these individuals has any family relationship with any director or nominee or other member of our senior management.

B. Compensation.
The following table sets forth all annual and long term compensation for services in all capacities to us and our subsidiaries for the last full fiscal year in respect to each of the individuals who were, as at the date of this report, our directors and senior management, and any employees such as scientists upon whose work we are dependent.
Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Restricted
					Securities Under	Shares or
					Options/	Restricted
				Other Annual	SARs Granted	Share	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Expiry Date	Units	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
Jeff Morhet	2008	$56,181	$446,472(3)	$192,008(1)(4)	150,000 shares @	Nil	Nil	$91,810(5)
Director, Chairman,					$0.23 per share
President, CEO					October 16, 2010
60,000 shares @
$0.21 per share
December 19, 2012
356,534 shares @
$0.15 per share
February 5, 2013
333,683 shares @
$0.26 per share
March 27, 2013
Wade Brooksby	2008	$261,145	$248,824(2)	Nil	150,000 shares @	Nil	Nil	$82,770(5)
Director,					$0.23 per share
Chief Financial					October 16, 2010
Officer					60,000 shares @
$0.21 per share
December 19, 2012
425,470 shares @
$0.26 per share
March 27, 2013
Laurence Luke	2008	Nil	Nil	Nil	125,000 shares @	Nil	Nil	$84,905(5)
Director,					$0.31 per share
Chairman Audit Committee,					June 30, 2010
Member					60,000 shares @
Compensation					$0.21 per share
Committee					December 20, 2012
125,000 shares @
$0.29 per share
March 16, 2013

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Restricted
					Securities Under	Shares or
					Options/	Restricted
				Other Annual	SARs Granted	Share	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Expiry Date	Units	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
Dr. Leroy Chiao	2008	Nil	Nil	Nil	125,000 shares @	Nil	Nil	$64,538(5)
Director, Chairman					$0.31 per share
Compensation					June 30, 2010
Committee, Member Audit Committee					60,000 shares @
$0.21 per share
December 20, 2012
125,000 shares @
$0.29 per share
March 16, 2013
R. Glenn Williamson	2008	Nil	Nil	Nil	125,000 shares @	Nil	Nil	$62,102(5)
Director,					$0.31 per share
Chairman Governance Committee,					June 30, 2010
Member Audit and					60,000 shares @
Compensation					$0.21 per share
Committees					December 20, 2012
125,000 shares @
$0.29 per share
March 16, 2013
Dr. J. Donald Capra	2008	Nil	Nil	Nil	60,000 shares @	Nil	Nil	$27,602(5)
Director (beginning					$0.15 per share
February 6, 2008),					February 5, 2013
Member Governance Committee

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Restricted
					Securities Under	Shares or
					Options/	Restricted
				Other Annual	SARs Granted	Share	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Expiry Date	Units	Payouts	Compensation
Position	Year	($)	($)	($)	(#)	($)	($)	($)
Gail Thurston,	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Director (through March 17, 2008)
Thomas Wharton,	2008	Nil	Nil	$40,062(4)	70,000 shares @	Nil	Nil	Nil
Secretary					$0.29 per share
March 16, 2013
Dr. Jur Strobos	2008	Nil	Nil	Nil	400,000 shares @	Nil	Nil	Nil
Chief Medical					$0.31 per share
Officer					June 30, 2010
Dr. Thomas Kindt	2008	$114,758	Nil	Nil	51,000 shares @	Nil	Nil	Nil
Chief Scientific					$0.31 per share
Officer (beginning					June 30, 2010
August 1, 2007)					175,000 shares @
$0.26 per share
March 27, 2013

1)	includes $51,441 paid to Jeff Morhet LLC.

2)	Includes $124,950 bonus from prior year which was not paid until fiscal year 2008.

3)	includes $246,401 “RP bonus” approved by shareholders on March 17, 2008, which Morhet used to purchase 1,136,363 common shares.

4)	Other Annual Compensation includes amounts earned under consulting contracts and life insurance benefits, if any.

5)	All Other Compensation consists of director and committee stipends and reimbursed education expenses, if any.
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

2.	the option is not transferable or assignable except by will or by the laws of descent and distribution;
3.	the option may only be exercised, to the extent entitled, while the Individual Optionee is a Eligible Person and has continuously been so since the Date of Grant;

4.	The options vest equally on a quarterly basis over a period of 18 months from the date of grant.
5.	The option will terminate
(a)	ninety days after the Optionee ceases to be an Eligible Person for any reason (other than death); or thirty days if the Optionee was involved in Investor Relations activities.
(b)
one year after the Optionee’s death (or, if the optionee is a corporation, the death of the individual which qualified the corporation to be an Eligible Person) provided that option may be exercised prior to that time by the person otherwise lawfully entitled to do so by the laws of descent and distribution

C. Board practices.
Our board of directors consists of seven members, the terms of which expire at the general meeting of shareholders to be held in each year. Directors are elected annually by a majority of the votes of our common shares present in person or represented by proxy at our annual meeting of shareholders and entitled to vote at such election. Directors may also appoint additional directors up to one-third of the size of the currently elected or shareholder appointed board (six directors were elected with one director appointed as of November 30, 2008). Each director will hold office until his or her term expires and his or her successor has been elected and qualified. Executive officers serve at the discretion of the board of directors. Officers are elected at the annual meeting of the directors held immediately after the annual general meeting of shareholders.
At June 30, 2008, Directors had been elected by the shareholders at the March 17, 2008 Annual General Meeting and consisted Jeff Morhet (chair), Wade Brooksby, Laurence Luke, Leroy Chiao, Glenn Williamson and Dr. J. Donald Capra. In addition, the directors appointed a seventh director, David Warden, in September 2008.
Our Board of Directors has established audit, compensation, and nominating and governance committees. In addition, we have also established a Scientific Advisory Board. The functions of these committees and the Scientific Advisory Board are described below.
Audit Committee
The audit committee is responsible for reviewing the following:
•	annual and interim financial statements,
•	internal control procedures,
•	appropriateness of accounting policies,
•	internal audit procedures and reports,
•	major litigation on an annual basis,
•	any issue liable to have a material financial or accounting impact, and
•	appointment of our statutory auditors.
Compensation Committee
The compensation committee is responsible for assisting and advising the Board of Directors with respect to any and all matters relating to the compensation of our executive officers.
At June 30, 2008, the members of the audit and compensations committees were Messrs. Laurence Luke (chair audit committee), Leroy Chiao (chair compensation committee) and Glenn Williamson. All current members of the Audit Committee are non-executive, independent directors.
Nominating and Governance Committee
The nominating and corporate governance committee is responsible for the following:
•	identifying individuals qualified to become Board members, consistent with criteria established by the Board,
•	recommending that the Board select the director nominees for the next annual meeting of shareholders,
•	developing and recommending to the Board a set of corporate governance principles applicable to the Corporation,
•	overseeing the evaluation of the Board and senior management, and
•	such other matters as are set out in their the committee charter or as may otherwise be assigned to the committee by the Board.

At June 30, 2008, the members of the governance committee consisted of Glenn Williamson (chair), Dr. J. Donald Capra, and Wade Brooksby. Mr. Brooksby’s committee membership was replaced by David Warden in September 2008. All current members of the Nominating and Governance Committee are non-executive, independent directors.
Directors receive $5,000 per month for their services as directors and $600 for each director and committee meeting attended. In addition, each board and committee chair receives an additional annual amount of $3,000.
We have entered into employment agreements with two of our directors and senior officers, Mr. Jeff Morhet and Mr. Wade Brooksby, The agreements provide for base compensation plus incentive stock options, which are granted at the discretion of our board of directors. The prescribed form of agreement provides, among other things, as follows:
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
At June 30, 2008, the members of the Scientific Advisory Board were Doctors Donald Capra (chair), Carlos Arteaga, Judith James, Ronald Levy, John Minna, Ellen Vitetta, Martin Weigert, and Maurizio Zanetti.
D. Employees and Consultants
At June 30, 2008, we had 36 employees. In addition, we had 12 consultants, including our Scientific Advisory Board, under consulting arrangements. We used consulting contracts exclusively for all personnel positions prior to March 1, 2007, at which point we began hiring employees for our Scottsdale, Arizona, USA location. A summary of the employees and consultants over the last three fiscal years is set out below. None of the employees or consultants are represented by unions or covered by collective bargaining agreement.

		Number of	Number of
		Employees per	Consultants per
Fiscal Year ending	Category of Activity	Category	Category
June 30, 2008	Research and development	23	11
	Sales, Marketing and Administration	13	1

	Total:	36	12

June 30, 2007	Research and development	12	10
	Sales, Marketing and Administration	8	2

	Total:	20	12

June 30, 2006	Research and development	Nil	5
	Sales, Marketing and Administration	Nil	7

	Total:	Nil	12

E. Share ownership.
The following table sets forth the shareholdings, to our knowledge, owned beneficially, directly or indirectly, by our directors and members of our administrative, supervisory or management bodies as of November 30, 2008.

			Incentive Stock Options Owned
			# of
			Common
	Number of		Shares
	our Shares	% of Shares Owned at	under		Exercise
Name	Owned	November 30, 2008	Option	Expiry Date	Price
Jeff Morhet	1,617,170(1)	2%	150,000	December 15, 2008	$0.76
			248,500	February 27, 2010	$0.82
			150,000	October 16, 2010	$0.23
			400,000	February 6, 2011	$0.29
			781,790	November 28, 2011	$0.56
			60,000	December 19, 2011	$0.71
			60,000	December 19, 2012	$0.21
			356,534	February 5, 2013	$0.15
			333,683	March 27, 2013	$0.26
			340,000	July 15, 2015	$0.14
Wade Brooksby	269,193(2)	*	273,500	February 26, 2010	$0.82
			150,000	October 16, 2010	$0.23
			431,789	November 27, 2011	$0.56
			60,000	December 19, 2011	$0.71
			60,000	December 19, 2012	$0.21
			425,470	March 27, 2013	$0.26
			200,000	July 15, 2015	$0.14
Laurence Luke	800,000	1%	125,000	June 30, 2010	$0.31
			60,000	December 18, 2011	$0.71
			60,000	December 20, 2012	$0.21
			125,000	March 16, 2013	$0.29
Leroy Chiao	Nil	Nil	125,000	June 30, 2010	$0.31
			60,000	December 18, 2011	$0.71
			60,000	December 20, 2012	$0.21
			125,000	March 16, 2013	$0.29
Glenn Williamson	Nil	Nil	60,000	February 26, 2010	$0.82
			125,000	June 30, 2010	$0.31
			60,000	December 20, 2012	$0.21
			125,000	March 16, 2013	$0.29
J. Donald Capra	Nil	Nil	25,000	February 6, 2010	$0.92
			25,000	June 30, 2010	$0.31
			60,000	February 5, 2013	$0.15
David Warden	5,000	*	60,000	September 29, 2013	$0.12
Thomas Wharton(3)	Nil	Nil	70,000	February 5, 2009	$0.92
			70,000	March 16, 2013	$0.29
Jur Strobos	Nil	Nil	400,000	June 30, 2010	$0.31
Thomas Kindt	65,000	*	51,000	June 30, 2010	$0.31
			175,000	March 27, 2013	$0.26

*	Person beneficially owns less than one percent of the voting common shares outstanding.

(1)	100,000 shares are owned directly and the balance are owned indirectly by The Morhet Trust.

(2)	These shares are owned by the Wade Brooksby Retirement Trust.

(3)	Mr. Wharton has resigned from the Board as of October 30, 2006 and became our Secretary as of November 3, 2006.

Statements as to securities beneficially owned by directors, or as to securities over which they exercise control or direction, are based upon information obtained from such directors and from records available to us.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders.
As at November 30, 2008, we have 69,621,116 common shares issued and outstanding. We had twenty-one shareholders of record with addresses in the United States holding an aggregate of 17,331,010 common shares representing 24.9% of our common shares. To our knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, or has a combination of direct or indirect beneficial ownership of and control or direction over, shares carrying more than 5% of the voting rights attached to our issued and outstanding common shares except as follows:
PRINCIPAL SECURITY HOLDER TABLE

	Number of Common Shares Beneficially Owned(1)
	Common Shares		Convertible
Name	Outstanding		Instruments		Percentage of class

November 30, 2008
SDS Capital Group SPC Ltd.	6,612,656	(2)	37,489,849	(2)	38.8%
Jeff Morhet	1,617,170	(3)(4)	5,330,095	(3)	9.1%

November 30, 2007
Dr. Alton Charles Morgan	43,600		3,489,188	(5)	6.7%
Gail Thurston	3,.002,072		Nil		5.7%

October 31, 2006
Dr. Alton Charles Morgan	43,600		3,917,188	(5)	12.9%
Gail Thurston	2,725,499		Nil		8.9%
ImmPheron	500,000		2,500,000	(5)	9.8%

(1)	All of the Common Shares are owned both of record and beneficially by the respective holders.

(2)
Share count and percentage includes 6,612,656 common shares and the following beneficially owned convertible equity instruments which are fully vested sixty days following the November 30, 2008 record date: 9,242 preferred shares – series A, each of which is convertible into 400 commons shares, 1,691 convertible $1,000 debentures, each of which is convertible into 10,000 common shares, and 18,260,195 common share purchase warrants.

(3)
Share count and percentage includes 1,617,170 common shares and the following beneficially owned convertible equity instruments which are fully vested sixty days following the November 30, 2008 record date: 208 $1,000 convertible debentures, each of which is convertible into 10,000 common shares, 2,113,732 stock options, and 1,136,363 common share purchase warrants.

(4)	100,000 shares are owned directly and the balance is owned indirectly by The Morhet Trust.

(5)
All of these shares were issued as Exchangeable Preferred Shares of InNexus Exchange Corp. Each Exchangeable Preferred Share, at the option of the holder, can be converted at no cost to one of our common shares.

All of our common shares have identical voting rights.

B. Related Party Transactions.
Except where described elsewhere in this Report, we have not, during the most recently completed financial year and the subsequent period up to the date of this Report, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a significant voting is held or significantly influenced by any of the foregoing individuals (a “Related Party”), except as follows:
In November 2008 we announced a private placement offering for $2,368,000 of unsecured convertible debentures. As of November 30, 2008 we had commitments for and closed $1,691,000 under the offering from unrelated parties. The notes will mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares at a conversion price of $0.10 per common share. We may opt to redeem the convertible debentures at the $0.10 conversion price if our common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. Subsequent to November 30, 2008, we received commitments to complete the offering, whereby we expect to receive cash proceeds of $901,000, satisfy accrued and future expenses of $232,751 and apply a redemption of 10,000 preferred shares – series A at $100 per share and accrued dividends on the shares of $172,695. $457,000 of the total offering is expected to be with our board members and senior management. Two investment companies are expected to receive $13,580 in finder’s fees for future closings in accordance with policies of the TSX Venture Exchange.
In June 2008, we completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share at no additional cost. Each prepaid warrant also entitles the holder to purchase one common share for $0.35 for a five year period from closing. SDS Capital Group SPC Ltd., a major shareholder, purchased 4,000,000 common share units and 4,000,000 prepaid warrant units for total cash proceeds of $2,000,000.
In February 2008, we issued to Jeff Morhet, our Chief Executive Officer and Chair of the Board of Directors, 1,136,363 units in a private placement (each unit is comprised of one common share and one warrant convertible into one common share at an exercise price of $0.22), for gross cash proceeds of $250,000. See item 5B “Private Placements and Securities Offerings.”
In October 2006 and March 2008, we entered into employment agreements with Jeff Morhet LLC, representing our President and Chief Executive Officer, and Wade Brooksby, our Chief Financial Officer. See item 6C “Board Practices.” The contracts were superceded by new employment contracts on March 17, 2008. From inception of the original contracts through March 17, 2008, we paid contracted wages, fees and bonuses of US$749,107 to Jeff Morhet LLC and US$510,976 to Wade Brooksby under the agreement. We also paid $557,858 and $380,377 through November 30, 2008 to Jeff Morhet and Wade Brooksby, respectively, under their new employment contracts.
Other than disclosed above, no Related Party is or has been indebted to us or our subsidiaries since July 1, 2007.
C. Interests of Experts and Counsel.
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information.
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

In December, 2007, we commenced legal proceedings in the Maricopa County Superior Court in Phoenix, Arizona against Charles Morgan, our former director and CEO, and his son, David Morgan, who previously provided computer consulting services to us. Our claims against Charles Morgan include, among others, alleged breach of fiduciary duty and misuse of company funds while Morgan was an officer and director. Our claims against David Morgan arise out of his alleged unauthorized access to InNexus’ computer network and wrongful retention of company property and confidential information.
In a separate action, Charles Morgan has commenced proceedings against us alleging we have failed to pay him consulting fees of $12,000 per month for a period of four months. We have engaged a forensic auditor who is also now investigating a number of irregularities in business expenses claimed by Morgan while he still was with us, which may result in further action by us.
Although the outcome of litigation is inherently uncertain, we do not believe that the resolution of the above legal proceedings is likely to have a material adverse effect on our financial position, operations or cash flows. See “Special Note Regarding Forward Looking Statements.”
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
B. Significant Changes.
Except as otherwise disclosed in Item 5 “Operating and Financial Review and Prospects”, no significant changes have occurred since the date of the most recent consolidated financial statements included in this Annual Report.
ITEM 9. THE OFFER AND LISTING.
A. Offer and Listing Details.
We have two classes of shares, common shares and preferred shares. Our common shares trade on the TSX Venture Exchange (“TSX-V”) and the Financial Industry Regulatory Authority’s (“FINRA”) over the counter bulletin board.
The following sets forth the price history of our commons shares for the period indicated, as reported by the TSX Venture Exchange and FINRA. They reflect inter-dealer prices, without retail markup, markdown or commissions.

	TSX – Venture (CDN$)		FINRA OTC.BB (US$)(1)
	High	Low	High	Low
November, 2008	$0.11	$0.07	$0.09	$0.05
October, 2008	$0.13	$0.06	$0.13	$0.05
September, 2008	$0.18	$0.12	$0.15	$0.09
August, 2008	$0.20	$0.15	$0.20	$0.12
July, 2008	$0.21	$0.14	$0.24	$0.14
June, 2008	$0.29	$0.20	$0.28	$0.20

	TSX – Venture (CDN$)		FINRA OTC.BB (US$)(1)
	High	Low	High	Low
Financial Year 2008
Fourth Quarter	$0.42	$0.20	$0.43	$0.20
Third Quarter	$0.46	$0.15	$0.55	$0.16
Second Quarter	$0.37	$0.20	$0.37	$0.20
First Quarter	$0.43	$0.26	$0.42	$0.26
Financial Year 2007
Fourth Quarter	$1.38	$0.34	$1.24	$0.34
Third Quarter	$1.39	$0.94	$1.18	$0.76
Second Quarter	$0.96	$0.55	$0.88	$0.35
First Quarter	$0.70	$0.43	$0.64	$0.40
Financial Year 2006	$0.59	$0.23	$0.50	$0.32
Financial Year 2005	$0.80	$0.22	n/a	n/a
Financial Year 2004	$0.68	$0.18	n/a	n/a

(1)	U.S OTC.BB prices are subsequent to May 2008, when trade quotes first became available.
The closing price of our common shares on November 30, 2008 was CDN$0.09 (TSX-Venture Exchange) and US$0.06 (OTC.BB).
B. Plan of distribution.
Not Applicable.
C. Markets.
Our Common Shares are listed in Canada on the TSX Venture Exchange, under the trading symbol “IXS” and on the Financial Industry Regulatory Authority’s over the counter bulletin board under the trading symbol “IXSBF” quoted in the United States.
D. Selling shareholders.
Not Applicable.
E. Dilution.
Not Applicable.
F. Expenses of the issue.
Not Applicable.
ITEM 10. ADDITIONAL INFORMATION.
A. Share capital.
Not Applicable.
B. Memorandum and articles of association.
Our Notice of Articles and Articles were filed as exhibits with our initial registration statement on Form 20-F.

C. Material contracts.
The following are the material contracts which we, or any of our subsidiaries, have entered into in the two years immediately prior to date of this Annual Report:
1.
Settlement agreement, as amended, with KAHG, LLC dated December 2006 for the payment of financial claim advanced by the landlord for the additional costs incurred by the landlord for tenant improvement to our leased premises;

2.	Letter agreement with Dr. Thomas Kindt dated April 17, 2007 appointing him to be our Chief Scientific Officer;
3.
Purchase agreement between InNexus Bioscience (Barbados) Inc. and RP Dynamic Cross Linking L.P. (“Royalty Pharma”) dated June 7, 2007 whereby our subsidiary sold the right to receive royalties based upon future sales of products and enforcement of intellectual property rights(1);

4.
Exclusive license agreement between InNexus Bioscience (Barbados) Inc. and InNexus Biotechnology International Limited dated June 7, 2007 whereby certain limited rights to our licensed patent and know-how was transferred from one subsidiary to another in anticipation of the Royalty Pharma purchase transaction (the “RP Technology License”) (1);

5.
Parent agreement between us and Royalty Pharma dated April 26, 2007 whereby we provide the assurances and guarantees in consideration of Royalty Pharma’s entering into the Purchase Agreement with our subsidiary(1);

6.	Royalty agreement between InNexus Bioscience (Barbados) Inc. and Royalty Pharma dated June 7, 2008 whereby the calculation and payment of royalties under the Purchase Agreement was defined(1);
7.
Pledge agreement between us and Royalty Pharma on June 7, 2007 whereby we pledged the shares of our subsidiary InNexus Bioscience (Barbados) Inc. as security for performance of the obligations of us and our subsidiaries to Royalty Pharma(1);

8.	June 7, 2007 security agreement whereby we created a security interest in favor of Royalty Pharma with respect to any of the technology covered by the RP Technology License(1);
9.	Debenture granted June 7, 2007 by InNexus Bioscience (Barbados) Inc. in favor of Royalty Pharma charging all of its assets as security for its performance of its obligations to Royalty Pharma(1);
10.
Debenture granted June 7, 2007 by InNexus Biotechnology International Limited in favor of Royalty Pharma charging all of the technology covered by the RP Technology License as security for its performance of its obligations to Royalty Pharma(1);

11.	Consulting agreement with Dr. Jur Strobos dated June 8, 2007 appointing him to be our Chief Medical Officer;
12.	Employment agreement with Jeff Morhet dated March 17, 2008 for the employment of Jeff Morhet as our President and Chief Executive Officer.
13.	Employment agreement with Wade Brooksby dated March 17, 2008 for the employment of Wade Brooksby as our Vice-President and Chief Financial Officer.
(1)	the contract is associated with our June 2007 sale of potential future royalty revenues to Royalty Pharma as described in Item 4. Information on the Company
D. Exchange controls.
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
Pursuant to the World Trade Organization Agreement Implementation Act, the Act was amended to provide that the value of the business acquisition threshold (the “Threshold”) above described is increased from those levels outlined where the acquisition is by a World Trade Organization Investor or by a non-Canadian other than a World Trade Organization Investor where the Canadian business that is the subject of the investment is immediately before the investment controlled by a World Trade Organization Investor. The Threshold is to be determined yearly in accordance with a formula set forth in the Act. For 2008, the Threshold was determined to be $295,000,000.
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

E. Taxation.
U.S. Federal Income Tax Consequences
The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common (“Common Shares”).
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
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares entitled to vote. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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
Reduced Tax Rates for Certain Dividends
For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”
The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.
As discussed below, the Company believes that it was a “passive foreign investment company” for the taxable year ended June 30, 2008, and expects that it will be a “passive foreign investment company” for the taxable year ending June 30, 2009. (See “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below). Accordingly, the Company does not expect to be a QFC for the taxable year ending December 31, 2008.

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
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules. Dividends received on the Common Shares generally will be treated as “foreign source” and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income” for purposes of applying the foreign tax credit rules. However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income, including “financial services income,” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

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
The Company believes that it was a PFIC for the taxable year ended June 30, 2008, and expects that it will be a PFIC for the taxable year ending June 30, 2009. The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether the Company will be a PFIC for the taxable year ending June 30, 2009 and each subsequent taxable year depends on the assets and income of the Company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any taxable year.
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

F. Dividends and paying agents.
Not Applicable.
G. Statement by experts.
Not Applicable.
H. Documents on display.
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
100 F Street, NE
Washington D.C. 20549
You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.
Copies of the above material contracts may be inspected at the offices of Heenan Blaikie LLP, 1055 Hastings Street, Suite 220, Vancouver, British Columbia, Canada, during normal business hours.
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
Not Applicable.

B. Modification or Issuance of Other Class of Securities.
Not Applicable
C. Withdrawal or Substitution of Security.
Not Applicable.
D. Change of Trustee or Paying Agent.
Not Applicable
E. Use of Proceeds.
Not Applicable
ITEM 15T. CONTROLS AND PROCEDURES
A Disclosure Controls and Procedures.
It is the conclusion of the Company’s Chief Executive Officer and Chief Financial Officer that the Company’s disclosure controls and procedures (as defined in Exchange Act rules 13a-15(e) and 15d-15(e)), based on their evaluation of these controls and procedures as of the end of the period covered by this Annual Report, are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
B Management’s Annual Report on Internal Control over Financial Reporting.
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the internal controls over financial reporting were effective for the period covered by the Annual Report.
C Attestation Report of the Registered Public Accounting Firm.
This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report. The Company is a Foreign Private Issuer and Non-accelerated Filer, therefore an attestation report of the Company’s independent registered public accounting firm is not currently required.

ITEM 16.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that Mr. Laurence M. Luke is an “audit committee financial expert” as defined in Item 16A of Form 20-F.  Mr. Luke is an “independent director” as defined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and section 121B of the American Stock Exchange Company Guide relating to audit committee requirements for listed companies.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Ethics, which applies to all of our officers, directors, employees and consultants. A copy of the Code of Ethics is also available without charge upon written request from our Chief Financial Officer at our offices located at 13208 E. Shea Blvd., Suite 200, the Mayo Clinic MCCRB, Scottsdale, Arizona, USA 85259. There were no amendments to, or waivers granted under, the Code of Ethics during our fiscal year ended June 30, 2008.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate amounts billed by our auditors to us for each of the fiscal years ended June 30, 2008 (“Fiscal 2008”) and 2007 (“Fiscal 2007”) for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	June 30, 2008	June 30, 2007
Audit Fees (1)	$103,886	$60,400
Audit-Related Fees (2)	14,935	1,995
Tax Fees (3)	Nil	Nil
All Other Fees (4)	$5,120	Nil

Totals (5)	$123,941	$62,395

NOTES:

(1)	“Audit Fees” represent fees for our audited annual financial statements, and review in connection with our statutory and regulatory filings.

(2)	“Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit.

(3)	“Tax Fees” represent fees for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” represent allowable services performed by the external auditor relating to accounting regulations for our June 2008 private placement.

(5)
$63,901 of total Principal Accountant Fees and Services in the year ended June 30, 2008 were paid to our predecessor accounting firm who audited our financial statements for the year ended June 30, 2007.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by our independent auditors.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  All of the engagements and fees for Fiscal 2008 were approved by the Audit Committee.  The Audit Committee reviews with our auditor whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
None
ITEM 17. FINANCIAL STATEMENTS.
We are furnishing the following financial statements and reports:
Audited Financial Statements to June 30, 2008, including:
•	Auditor’s Report to the Board of Directors dated October 22, 2008, Consolidated Balance Sheets at June 30, 2008 and June 30, 2007
•	Auditor’s Report to the Board of Directors dated October 19, 2007, Consolidated Balance Sheets at June 30, 2007 and June 30, 2006
•	Consolidated Statements of Operations for the years ended June 30, 2008, 2007 and 2006, and the period from incorporation on July 20, 1997 to June 30, 2008
•	Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2008, 2007 and 2006
•	Consolidated Statements of Cash Flows for the years ended June 30, 2008, 2007 and 2006, and the period from incorporation on July 20, 1997 to June 30, 2008
•	Notes to the Consolidated Financial Statements
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

Consolidated Financial Statements
(Expressed in Canadian dollars)
INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Years ended June 30, 2008, 2007 and 2006
Period from incorporation on July 20, 1997 to June 30, 2008

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Index to Consolidated Financial Statements

Page

Reports of Independent Registered Public Accounting Firms	F-3

Consolidated Balance Sheets June 30, 2008 and 2007	F-5

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended June 30, 2008, 2007 and 2006 and the Period from incorporation on July 20, 1997 to June 30, 2008	F-6

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2008, 2007 and 2006	F-7

Consolidated Statements of Cash Flows for the years ended June 30, 2008, 2007 and 2006 and the Period from incorporation on July 20, 1997 to June 30, 2008	F-8

Notes to Consolidated Financial Statements	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
InNexus Biotechnology, Inc.
Scottsdale, Arizona
We have audited the accompanying balance sheet of InNexus Biotechnology, Inc. as of June 30, 2008, and the related statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InNexus Biotechnology, Inc. as of June 30, 2008 and the results of its operations and its cash flows for the years then ended, in conformity with Canadian generally accepted accounting principles.
We have also audited the combination in the statements of operations, cash flows, and shareholders’ equity of the amounts as presented for the years ending June 30, 2008 with the amounts for the corresponding statements for the period from inception (July 20, 1997) through June 30, 2007. In our opinion the amounts have been properly combined for the period from inception (July 20, 1997) through June 30, 2008.
We were not engaged to examine management’s assertion about the effectiveness of InNexus Biotechnology, Inc.’s internal control over financial reporting as of June 30, 2008 included in the accompanying management’s annual report on internal control over financial reporting and, accordingly, we do not express an opinion thereon.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited revenue and has incurred substantial losses from operations and is in the development stage. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
HEIN & ASSOCIATES LLP
Denver, Colorado
October 22, 2008, except for the last two paragraphs of Note 12, for which the date is December 30, 2008

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
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
Chartered Accountants
Vancouver, Canada
December 21, 2007

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	June 30,	June 30,
	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$3,121,819	$2,860,551
Cash committed for drug development (notes 7(a) and 8(a))	—	2,546,502
Cash held in trust	461,188	—
Accounts receivable		—
Prepaid expenses and other	162,269	178,480

Total current assets	3,745,276	5,585,533
Property and equipment, net (note 3)	2,383,106	1,710,066
Technology rights, net (note 4)	78,119	193,431

TOTAL ASSETS	$6,206,501	$7,489,030

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts Payable	$318,503	$465,146
Accrued Liabilities	617,068	91,931
Dividend payable (note 7(c))	603,541	359,087
Interest accrued on debt portion of preferred shares (note 8(c))	424	27

Total current liabilities	1,539,536	916,191

Commitment for drug development (note 7(a))	—	1,492,142

Shareholders’equity:
Common shares, no par, unlimited shares authorized, 69,621,116 issued and outstanding (June 30, 2007 - 52,098,253) (note 8(a))	14,532,157	11,973,466
Preferred shares — exchangeable, no par, 6,917,188 shares authorized 2,258,594 issued and outstanding (June 30, 2007 - 2,758,594) (note 8(b))	60,286	186,748
Preferred shares — series A convertible, no par, 27,500 shares authorized, 22,565 issued and outstanding (note 8(c))	1	1
Contributed surplus	8,523,406	5,481,725
Deficit accumulated during the development stage	(18,448,885)	(12,561,243)

Total shareholders’ equity	4,666,965	5,080,697

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,206,501	$7,489,030

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board of Directors:

“Jeff Morhet”	Director	“Wade Brooksby”	Director
JEFF MORHET		WADE BROOKSBY

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian dollars)

				Period from
				incorporation on
				July 20, 1997
	Year ended June 30,			to June 30,
	2008	2007	2006	2008

Revenues
License fees	$—	$15,274	$—	$281,940
Other	1,010	—	—	1,010

Total revenues	1,010	15,274	—	282,950

Operating expenses (note 11)
Reimbursements received for development commitment (note 7(a))	(2,709,988)	(638,727)	—	(3,322,653)
Research and development	3,813,259	1,361,628	308,969	6,611,293
Research and development — related party (note 6)	—	766,912	583,579	2,076,735
General and administrative	4,511,284	3,335,559	1,653,962	12,358,345
General and administrative — related party (note 6)	98,685	322,510	261,387	826,883

Total operating expense	5,713,240	5,147,882	2,807,897	18,550,603

Operating loss	(5,712,230)	(5,132,608)	(2,807,897)	(18,267,653)

Other income (expense):
Interest income	77,248	159,431	46,359	289,133
Interest expense (note 8(c))	(252,660)	(198,833)	(171,337)	(622,830)
Gain (loss) on sale of investments	—	—	—	47,128

Total other expense	(175,412)	(39,402)	(124,978)	(286,569)

Net loss and comprehensive loss	$(5,887,642)	$(5,172,010)	$(2,932,875)	$(18,554,222)

Basic and diluted loss per share (note 9)	(0.11)	(0.13)	(0.12)

Weighted average number of common shares outstanding (note 9)	55,258,560	43,942,846	25,014,609
See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)

			Preferred shares		Preferred shares			Deficit accumulated during the
	Common shares		exchangeable		series A convertible		Contributed	development
	Shares	Amount	Shares	Amount	Shares	Amount	Surplus	stage
BALANCES, June 30, 2005	22,431,239	$3,983,893	6,917,188	$468,276	—	$—	$571,545	$(4,456,358)

Issuance for private placement, net of issuance costs (note 8(a))	2,020,000	458,543	—	—		—		—
Issuance for private placement, net of issuance costs (note 8(c))	—	—	—	—	25,000	—	1,214,278	—
Issuance for conversion of bridge loan, net of issuance costs (note 8(c))	—	—	—	—	2,500	—	1,214,277	—
Allocation of preferred shares — series A to preferred debt (note 8(c))	—	—	—	—	—	1	(1)	—
Exercise of stock options (note 8(d))	30,000	7,500	—	—	—	—	—	—
Exercise of stock warrants (note 8(e))	1,400,000	378,000	—	—	—	—	—	—
Stock-based compensation (note 8(d))	—	—	—	—	—	—	222,044	—
Net Loss	—	—	—	—	—	—	—	(2,932,875)

BALANCES, June 30, 2006	25,881,239	4,827,936	6,917,188	468,276	27,500	1	3,222,143	(7,389,233)

Conversion of Series A — convertible preferred shares (note 8(c))	1,974,000	435,815	—	—	(4,935)	—	(435,815)	—
Issuance of convertible prepaid warrants, net of issuance costs (note 8(e))	—	—	—	—	—	—	5,117,856	—
Exercise of convertible prepaid warrants, (note 8(a))	10,432,105	3,297,293	—	—	—	—	(3,297,293)
Exercise of stock options (note 8(d))	1,306,664	426,000	—	—	—	—	—	—
Exercise of preferred shares — exchangeable	4,158,594	281,528	(4,158,594)	(281,528)	—	—	—	—
Exercise of stock warrants (note 8(e))	6,741,953	1,101,640	—	—	—	—	—	—
Issued for contract services	10,000	6,000	—	—	—	—	—	—
Issued for fixed assets (note 3)	496,808	531,584	—	—	—	—	168,942	—
Issued for contract agreement (note 8(a))	1,096,890	1,065,670	—	—	—	—	—	—
Stock-based compensation (note 8(d))	—	—	—	—	—	—	705,918	—
Net Loss	—	—	—	—	—	—	—	(5,172,010)
Preferred shares — series A debt accretion (note 8(c))	—	—	—	—	—	—	(26)	—

BALANCES, June 30, 2007	52,098,253	11,973,466	2,758,594	186,748	22,565	1	5,481,725	(12,561,243)

Issuance of common shares and stock warrants to CEO, net of issuance costs	1,136,363	168,289	—	—	—	—	76,624	—
Conversion of Preferred Shares — Exchangeable	500,000	126,462	(500,000)	(126,462)	—	—	—	—
Preferred shares — series A debt accretion (note 8(c))	—	—	—	—	—	—	(397)	—
Issuance of common shares, prepaid stock warrants, and stock warrants, net of issuance costs	15,720,000	2,149,940	—	—	—	—	2,066,968	—
Exercise of stock options	166,500	114,000					(64,050)
Stock-based compensation (note 8(d))	—	—	—	—	—	—	962,536
Net Loss	—	—	—	—	—	—	—	(5,887,642)

BALANCES, June 30, 2008	69,621,116	$14,532,157	2,258,594	$60,286	22,565	$1	$8,523,406	$(18,448,885)

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

				Period from
				incorporation on
				July 20, 1997
	Year ended June 30,			to June 30,
	2008	2007	2006	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(5,887,642)	$(5,172,010)	$(2,932,875)	$(18,448,885)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization	501,753	273,940	187,645	1,141,522
Accrued interest preferred shares — series A	244,454	198,758	160,329	698,841
Stock based compensation	917,527	705,918	211,036	2,316,026
Unrealized foreign exchange loss	—	—	—	12,470
Shares received for license fees	—	—	—	(266,666)
Common stock for contract services	—	6,000	—	6,000
Interest accretion on convertible bridge loan	—	—	11,008	11,008
Gain on assets	—	—	—	(47,128)
Financing costs by issuance of warrants	—	—	—	90,000
Changes in non-cash operating working capital:
Accounts receivable	(43,628)	7,500	(7,500)	(152,031)
Prepaids and other assets	(401,349)	(56,436)	(102,062)	(458,465)
Accounts payable and accrued liabilities	85,019	481,084	13,399	290,008
Commitment for drug development	(3,861,239)	1,492,142	—	(2,369,097)

Net cash used in operating activities	(8,445,105)	(2,063,104)	(2,459,020)	(17,176,397)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash restricted for drug development	2,546,502	(2,546,502)	—	—
Proceeds on sale of investment	—	—	—	314,378
Purchase of equipment	(1,174,125)	(834,419)	(252,786)	(2,438,700)
Proceeds from royalty contract	2,528,750			2,528,750
Technology rights	—	—	—	(139,939)

Net cash provided by (used in) investing activities	3,901,127	(3,380,921)	(252,786)	264,489

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	—	—	20,932	300,479
Notes payable	—	—	(80,770)	574,242
Proceeds from option exercise	49,950	426,000	7,500	483,450
Proceeds from equity financing	5,180,000	7,602,635	3,633,000	19,953,865
Issuance costs	(424,704)	(317,469)	(367,901)	(1,278,309)

Net cash provided by financing activities	4,805,246	7,711,166	3,212,761	20,033,727

Increase in cash and cash equivalents	261,268	2,267,141	500,955	3,121,819
Cash and cash equivalents, beginning of period	2,860,551	593,410	92,455	—

Cash and cash equivalents, end of period	$3,121,819	$2,860,551	$593,410	$3,121,819

See accompanying notes to consolidated financial statements.

INNEXUS BIOTECHNOLOGY INC.
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

				Period from
				incorporation on
				July 20, 1997
	Year ended June 30,			to June 30,
	2008	2007	2006	2008
Supplementary information
Interest paid	$—	$—	$—	$—
Taxes paid	—	—	—	—
Non-cash investing and financing activities:
Capitalized compensation	45,009	—	—	45,009
Shares issued for property and equipment	—	531,584	—	531,584
Warrants issued for property and equipment	—	168,942	—	168,942
Shares issued upon exercise of stock options	64,050	—	—	64,050
Issuance costs in accounts payable	293,475	—	—	293,475
Shares isssued upon exchange or conversion of preferred shares	126,462	717,343	—	843,805
Shares issued upon exchange of prepaid warrants	—	3,297,293	—	3,297,293
Warrants for issuance costs	146,186	56,149	—	202,335
Shares issued on conversion of bridge loan	—	—	250,000	250,000
Shares issued for business combination, net of cash acquired	—	—	—	220,098
Shares issued in settlement of debts	—	—	—	409,957
Shares issued for technology rights	—	—	—	275,000
Technology rights acquired with future debt payments	—	—	—	161,620
See accompanying notes to consolidated financial statements.

1.	Going concern:
InNexus Biotechnology Inc. (“InNexus,” “IXS” or the “Company”) is incorporated under the laws of British Columbia. On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination. The Company is a drug development company focused on commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (“DXLTM”) technology. DXLTM technology seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies. The Company is a development stage enterprise and commercial operations have not yet commenced.
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
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its subsidiaries InNexus, Inc. (“IXI”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations, InNexus Biotechnology International Limited (“IBIL”) and InNexus Bioscience (Barbados) Inc., Barbados corporations, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned. All intercompany transactions and balances have been eliminated.
Effective June 27, 2003, Cusil, which on July 3, 2003 changed its name to InNexus Biotechnology Inc., with its wholly owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of IXI. Concurrently, the shareholders of IXI obtained control of Cusil/lnNexus through the exchange of IXI shares for shares of the Company; as a result, Cusil/InNexus’ transaction with IXI has been accounted for in these consolidated financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows for the period from IXI’s incorporation on July 20, 1997 to June 30, 2003 reflect IXI’s results from operations and cash flows combined with those of Cusil/InNexus from the reverse takeover on June 27, 2003 to June 30, 2003. In subsequent periods, the consolidated statements of operations, and deficit and cash flows reflect the results of operations and cash flows of the consolidated Company.

2.	Significant accounting policies (continued):
(b)	Development stage enterprise:
The accompanying consolidated financial statements have been prepared in accordance with the provisions of The Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline (AcG-11) Enterprises in the Development Stage.
(c)	Cash and cash equivalents:
Cash equivalents are highly liquid investments which are readily convertible to contracted amounts of cash having an original maturity of three months or less. Restricted cash is contractually obligated to be used by the Company for normal and routine operations related to specific research activities in existence at the time of the restriction. Cash held in trust represents funds of the Company which are disbursed upon final closing of legal processes such as private placement agreements. Periodically, the Company’s cash balances may be in excess of federally insured limits. At June 30, 2008, the Company’s cash and cash equivalent balances included US$2,786,574 in United States dollars.
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
(f)	Impairment or disposal of long-lived assets:
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
During fiscal 2007, the Company entered into a contract with Royalty Pharma for the sale of potential future revenue rights to an undeveloped product (note 7(a)). The contract carries milestones which, if achieved, will trigger additional proceeds. The Company conducts development activities which complement the Company’s ability to meet these milestones. All proceeds received under the contract are non-refundable and carry no additional performance requirements. The Company accounts for the contract under the guidance set forth in Statement of Financial Accounting Standard No. 68 “Research and Development Agreements” (“SFAS 68”), since performance under the contract depends solely on the results of the development having future economic benefit. As a result, the Company has recognized deferred proceeds as a commitment for drug development on the balance sheet and applies costs incurred for applicable development costs. At the time the Company can establish precedence for the use of this type of contract as a recurring operating activity, deferred proceeds may be recognized as revenue in accordance with contractual reporting standards.
(h)	Financial instruments:
The carrying amounts of financial instruments, including cash, cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable, accrued expenses and contractual commitments approximate fair value due to the short maturity of these instruments.
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
The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The Company recognizes in its financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. A valuation allowance is provided if it is more likely than not that some or all of the future tax asset will not be realized.
(l)	Comprehensive income:
Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.
(m)	Net loss per common share:
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

2.	Significant accounting policies (continued):
(n)	Foreign currency translation:
The Company’s functional currency is the United States dollar. Reported balances for financial reporting have been translated into Canadian dollars using a convenience translation adjustment at the exchange rate as reported by the Bank of Canada as of the date of the most recent balance sheet.
(o)	Use of estimates:
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
(p)	Reclassifications:
Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted for the current year. The reclassifications had no effect on net loss, loss per share or cash flows.
(q)	International Financial Reporting Standards (“IFRS”):
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. InNexus will be required to report interim and annual financial statements relating to fiscal periods beginning on July 1, 2011. The transition date of July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

2.	Significant accounting policies (continued):
(r)	Recent Accounting Pronouncements:
The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.
CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual financial statements beginning July 1, 2008.
CICA Handbook Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Statements — Presentation, replace Handbook Section 3861, Financial Statements — Disclosure and Presentation. The replacement revises and enhances disclosure requirements and carries forward unchanged the existing presentation requirements. These standards are effective for the Company for interim and annual financial statements beginning July 1, 2008.
CICA Handbook Section 1400, General Standards of Financial Statement Presentation was amended to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. When preparing financial statements, management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. These amendments are effective for the Company for interim and annual periods beginning July 1, 2008.
CICA Handbook Section 3064, Goodwill and Intangible Assets, amends the standards for recognition, measurement, presentation and disclosure of intangible assets for profit-oriented enterprises. These standards are effective for the Company’s annual and interim financial statements beginning July 1, 2009. Standards concerning goodwill are unchanged from previous standards.

3.	Property and equipment:
Equipment consists of the following at June 30:

	2008	2007
Laboratory equipment	$2,028,472	$1,004,972
Computer hardware and software	154,772	86,635
Office equipment	223,054	135,433
Leasehold improvements	734,535	739,669

	3,140,833	1,966,709

Accumulated amortization	(757,727)	(256,643)

Total equipment, net	$2,383,106	$1,710,066

For the years ended June 30, 2008, 2007 and 2006, the Company recorded $501,084, $158,630, and $72,333 of amortization expense related to property and equipment.
In March 2007, the Company fulfilled an obligation for leasehold improvements in the amount of $700,526 by issuing 496,808 common shares valued at $531,584 and 322,925 warrants valued at $168,942. Each warrant will entitle the holder to purchase one common share of the Company for $1.17 for a period of 2 years from the date of issue. The common shares were valued at the stock price on the date of issuance and the warrants were valued based on the residual amount of the obligation.
4.	Technology rights:
Technology rights consist of the following at June 30:

	2008	2007
DXL™ rights	$254,076	$254,076
1F7 rights	10,000	10,000
additional antibodies	312,482	312,482

	576,558	576,558

Accumulated amortization	(498,439)	(383,127)

Technology rights, net	$78,119	$193,431

4.	Technology rights (continued):
Estimated aggregate amortization expense for technology rights for subsequent years is as follows:

2009	$62,496
2010	15,623

Total	$78,119

For each of the years ended June 30, 2008, 2007 and 2006, the Company recorded $115,312 of amortization expense related to technology rights.
In July 2003, the Company notified the unrelated holder of the 1F7 license of their breach of a sub-license agreement held between two subsidiaries of the Company. The Company has ceased use of the sub-license pending resolution of the matter. The Company has concluded that there has not been a material impairment in the value of its acquired 1F7 rights.
5.	Accounts payable and accrued liabilities:
The Company’s accounts payable and accrued liabilities balances at June 30, 2008 and 2007 included amounts of US$308,866 and US$281,908, respectively, payable in United States dollars.
6.	Related parties:
Consulting expenses of $98,685, $322,510, and $261,387 were recognized by the Company for management services provided by related parties during the years ended June 30, 2008, 2007 and 2006, respectively.
A significant amount of the Company’s technology rights were acquired from the founding scientist whose spouse, upon acquisition, served as a board member of the Company through December 31, 2006. During the six months from July 1, 2006 through December 31, 2006, $485,132 for consulting fees and other services was paid to these related parties.
7.	Commitments and contingent liabilities:
(a)	Development commitments:
On June 6, 2007, the Company sold to RP Dynamic™Cross-Linking LP (“Royalty Pharma” — an unrelated party) rights to potential future revenues for DXL™ products to be developed with the Company’s technologies using two antibodies to be selected by Royalty Pharma. Royalty Pharma purchased rights to the first antibody on June 6, 2007 and exercised its option for the purchase of rights to the second antibody on February 7, 2008. The sales entitle Royalty Pharma to 50% of the revenues of DXL™ products developed from each of the selected antibodies.

7.	Commitments and contingent liabilities (continued):
(a)	Development commitments (continued):
Sale proceeds are committed to use within the Company’s research activities. If both parties agree that the Company’s development of each antibody has reached a mutually agreed potency target, Royalty Pharma must elect to either 1) pay an additional US$15,000,000 to the Company for additional development of each antibody within twelve months of meeting the potency target, or 2) incur a reduction of its purchased rights from 50% to 10% of revenues on the future products. If Royalty Pharma selects option (2), the Company will have the right to sell the DXL™ product to a third party. In the event InNexus enters into a third party agreement and Royalty Pharma does not elect to make the additional payment, its revenue interest will be calculated based upon 10% of the payments made to InNexus by the third party (subject to a floor of 5% of the third party’s net sales) instead of 10% of net sales of future products.
The Company received US$2,000,000 in June 2007 for the sale rights to the first antibody product and US$2,500,000 in February 2008 for the second. All proceeds were restricted until spent on research and development activities and were reported as a commitment for drug development on the balance sheet. In February 2008, InNexus met accounting criteria for capitalization of its first antibody, DXL625, and began capitalization of unreimbursed development expenses in accordance with CICA Handbook Section 3064, Goodwill and Intangible Assets. For the year ended June 30, 2008, all capitalizable development costs were reimbursed from the Royalty Pharma; thus, no capitalized development costs were recognized at June 30, 2008.
Development costs under the contract during the years ending June 30, 2008 and 2007 included expenses of $2,735,530 and $180,174, respectively, reimbursed capitalized development costs of $1,310,905 and nil, respectively and capitalized equipment costs of $918,437 and $458,553, respectively.
In March 2008 at the annual general meeting, the shareholders approved payment of compensation to the Company’s CEO as consideration for additional proceeds, if any, received by the Company under the Royalty Pharma contract. As of June 30, 2008, no additional proceeds had been received, and no additional compensation was owed.
Technology rights:
In October 2004, the Company acquired all rights, title and interest to technology rights for specific additional antibodies from ImmPheron, which subsequently became a related party. Consideration included a royalty of 3% on net sales of any products the Company develops from the antibodies, and payment, if any, of 10% of income received by the Company from third party licenses of products developed from the antibodies. As of June 30, 2008, no such royalties had become payable by the Company.

7.	Commitments and contingent liabilities (continued):
(b)	Leases:
The Company has entered into operating leases for office and laboratory space located at the Mayo Clinic’s MCCRB Building in Scottsdale, Arizona with non-cancelable lease payments of US$55,902 per month through September 2016. Aggregate minimum annual lease commitments under non-cancelable operating leases as of June 30, 2008 are as follows:

US$

2009	$670,824
2010	670,824
2011	670,824
2012	670,824
2013	670,824
Thereafter	2,180,178

$5,534,298

Gross expenses incurred under operating leases were (CAN$) $724,229, $614,086 and $5,000 for the years ended June 30, 2008, 2007 and 2006, respectively. For the year ended June 30, 2008, the Company netted $79,275 of sub-lease income against gross rent expense.
(c)	Contingent liabilities:
From time to time the Company is involved in litigation relating to claims arising from its operations in the normal course of business. The Company utilizes various risk management strategies, including employee education and the maintenance of liability insurance against certain risks.
Subject to the uncertainty inherent in all litigation, the Company does not believe at the present time that the resolution of these legal proceedings is likely to have a material adverse effect on the Company’s financial position, operations or cash flows.
8.	Share capital:
(a)	Common shares:
At June 30, 2008, 1,473,160 common shares remain in escrow in accordance with terms of their June 2003 issuance. All common shares in escrow are scheduled to be released during the year ended June 30, 2009.
As of June 30, 2008, 2,258,594 common shares had been allocated for issuance upon the conversion of exchangeable preferred shares of IEC.

8.	Share capital (continued):
(a)	Common shares (continued):
In June 2008, the Company completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share of the Company at no additional cost. Each prepaid warrant also entitles the holder to purchase one common share for $0.35 for a five year period from closing.
In conjunction with this placement, the Company recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share of the Company for $0.25 for a three year period from closing. All securities are subject to a hold period which expires on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. Share warrants were valued using the Black-Scholes model using the following assumptions:

	Share Warrants	Agent Warrants
Dividend yield	0%	0%
Risk-free interest rate	3.46%	3.30%
Expected life (years)	2.5	1.5
Expected volatility	157%	136%
Forfeiture rate	10%	12%
In February 2008, the Company completed a non-brokered private placement of 1,136,363 units with the Chief Executive Officer (“CEO”) for proceeds of CD$250,000. Each unit is comprised of one common share and one warrant. Each warrant is convertible into one common share of the Company at an exercise price of $0.22. The warrants expire on February 6, 2010. Issuance costs of $2,750 were netted against proceeds. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	3.12%
Expected life (years)	2
Expected volatility	99%
Forfeiture rate	0%
In June 2007, as part of an agreement for the sale of future revenue rights (Note 7(a)), the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are restricted for use within the Company’s normal operating activities.

8.	Share capital (continued):
(a)	Common shares (continued):
In August 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325 (note 8(e)). Each unit contained one prepaid warrant which is convertible into one common share of the Company at no additional cost. As of June 30, 2008, 10,432,105 of the 12,078,500 prepaid warrants were converted into common shares.
In September 2005, the Company completed a private placement of 2,020,000 units at $0.25 for gross proceeds of $505,000. Each unit consisted of one common share and one non-transferable share warrant. Each warrant entitled the holder to purchase one common share for $0.30 until expiry in September 2006. In conjunction with this placement, the Company paid issuance costs of $14,207 and finder’s fees of $32,250.
(b)	Exchangeable preferred shares:
Exchangeable preferred shares are convertible at the option of the holder into an equal number of common shares of the Company. The shares do not accrue dividends.
At June 30, 2008, 1,175,156 exchangeable preferred shares remain in escrow in accordance with terms of their June 2003 issuance. All shares in escrow are scheduled to be released during the year ended June 30, 2009.
(c)	Series A convertible preferred shares:
In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders’ fees of 8% of the gross proceeds and 660,000 warrants
Each Series A convertible preferred share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years. Each preferred share is convertible into 400 common shares of the Company at the option of the holder for a period of five years after issuance. During the years ended June 30, 2008, 2007 and 2006 $244,379, $198,833 and $160,329 of dividends, respectively, were accrued.
Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.25 per share for five years from the closing date. The issuance allows for cashless conversion.
In the event that the prevailing market price of the Company’s common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends.

8.	Share capital (continued):
(c)	Series A convertible preferred shares (continued):
Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a “follow on" conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period, or at the discount to market price permitted under the TSX Venture Exchange’s rules if issued with a four month hold period. Through June 30, 2008, no redemptions have occurred.
The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders’ conversion option. At June 30, 2008, 2007 and 2006 the allocation of the shares’ value to the debt component was $424, $27 and $1, respectively, as reported in current liabilities.
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
At June 30, 2008, InNexus Biotechnology Inc. has a stock option plan which is described below. Amounts recognized in the financial statements with respect to these plans are as follows:

	Year ended June 30,
	2008	2007	2006

Total cost of stock options during the year	$917,523	$705,918	$211,036

Amounts charged against income, before income tax benefit	$917,523	$705,918	$211,036

8.	Share capital (continued):
(d)	Stock options (continued):
InNexus Biotechnology Inc.’s Stock Option Plan (the “Plan”) was approved by the shareholders on December 20, 2005 and last amended by the shareholders on March 17, 2008. The plan permits the grant of common share options for up to 10,746,923 shares of common stock. Stock option awards are granted with an exercise price at or above the market price of Innexus’ shares at the date of grant. All option grants have a graded vesting schedule whereby each grant vests ratably over an eighteen month period. Certain share options provide for accelerated vesting if there is a change in control (as defined in the Plan).
The fair value of each share option award is estimated on the date of grant using the Black-Scholes option pricing model based on the assumptions noted in the following table. Because fair value pricing models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on historical volatility of InNexus’ shares and other factors such as expected changes in volatility arising from planned changes in InNexus’ business operations.
InNexus uses historical data to estimate share option exercise and employee departure behavior used in the Black-Scholes option pricing model; groups of Plan participants (employees and non-employees) that have similar historical behavior are considered separately for valuation purposes. The expected term of share options granted is estimated as the average midpoint between vesting dates and expiration dates for the grant; it represents the estimated period of time that the options are expected to be outstanding. The risk-free rate for periods within the contractual term of the share option is based on the Government of Canada marketable bonds with an average yield of the expected lives of the options as reported by the Bank of Canada.

	Year ended June 30,
	2008	2007	2006

Expected volatility	90 – 116%	75 – 83%	72 – 78%

Weighted-average volatility	99%	75%	76%

Expected dividends	—	—	—

Expected term (in years)	1.4 – 2.9 years	2 – 5 years	2 – 5 years

Risk-free rate	2.85 – 4.57%	3.89 – 4.60%	3.93 – 4.43%

Expected forfeiture rate	6 – 11%	—	—

Weighted-average issuance fair value	$0.13	$0.17	$0.31

Total Intrinsic value of options exercised	—	$114,700	$5,700

Total fair value of warrants vested	$1,667,890	$705,354	$230,288

8.	Share capital (continued):
(d)	Stock options (continued):
A summary of share option activity under the Plan as of June 30, 2008 and changes during the year then ended is presented below:

			Weighted-
		Weighted-	average
		average	Remaining
	Number of	Exercise Price	Contractual	Aggregate
	Options	($)	Term (Years)	Intrinsic Value

Outstanding at July 1, 2007	4,586,079	$0.52	3.09	—

Granted	4,737,430	$0.26	4.32	—

Exercised	(166,500)	$0.30	—	—

Forfeited	(1,370,000)	$0.38	2.07	46,100

Expired	(213,500)	$0.35	—	—

Outstanding at June 30, 2008	7,573,509	$0.39	3.38	—

Exercisable at June 30, 2008	4,032,143	$0.49	2.88	—
A summary of the status of InNexus’ non-vested stock options as of June 30, 2008, and changes during the year then ended is as follows:

		Weighted-average
	Number of	Grant Date
	Options	Fair Value ($)

Nonvested at July 1, 2007	2,304,465	$0.31

Granted	4,737,430	$0.13

Vested	(3,373,862)	$0.24

Forfeited	(126,667)	$0.07

Nonvested at June 30, 2008	3,541,366	$0.13
As of June 30, 2008, there was $428,924 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 3.4 years.

8.	Share capital (continued):
(e)	Share purchase warrants:
For the year ended June 30, 2008:

Exercise	Exercise				Expired/
Expiry Date	price	June 30, 2007	Granted	Exercised	forfeited	June 30, 2008

September 6, 2007	$0.30	1,605,000	—	—	(1,605,000)	—
August 10, 2008	0.50	177,778	—	—	—	177,778
August 25, 2008*	0.50	6,366,317	—	—	—	6,366,317
March 15, 2009	1.17	322,925	—	—	—	322,925
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
February 6, 2010	0.22	—	1,136,363	—	—	1,136,363
October 7, 2010	0.25	5,283,000	—	—	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
June 17, 2011	0.25	—	1,320,200	—	—	1,320,200
June 17, 2013	0.35	—	19,720,000	—	—	19,720,000
None	0.00	1,646,395	4,000,000	—	—	5,646,395

		16,361,415	26,176,563	—	(1,605,000)	40,932,978

For the year ended June 30, 2007:

Exercise	Exercise				Expired/
Expiry Date	price	June 30, 2006	Granted	Exercised	forfeited	June 30, 2007

November 2, 2006	$0.45	193,000	—	(193,000)	—	—
March 21, 2007	0.45	51,000	—	(51,000)	—	—
September 6, 2007	0.30	2,020,000	—	(415,000)	—	1,605,000
August 10, 2008	0.50	—	177,778	—	—	177,778
August 25, 2008*	0.50	—	7,851,025	(1,484,708)	—	6,366,317
March 15, 2009	1.17	—	322,925	—	—	322,925
January 26, 2010	0.67	150,000	—	—	—	150,000
January 26, 2010	1.34	150,000	—	—	—	150,000
October 7, 2010	0.25	11,000,000	—	(5,717,000)	—	5,283,000
October 7, 2010	0.25	660,000	—	—	—	660,000
None	0.00	—	12,078,500	(10,432,105)	—	1,646,395

		14,224,000	20,430,228	(18,292,813)	—	16,361,415

*	65% warrants must be remitted in sufficient numbers to allow issuance of common shares at their 100% equivalent units. All warrants reported are reported as 100% equivalent units.
In June 2008, the Company issued 4,000,000 prepaid warrants, 19,720,000 stock purchase warrants and 1,320,200 agent warrants in connection with a brokered private placement (see note 8(a)). The prepaid warrants have no expiry date and no exercise price. The stock purchase warrants and agent warrants may each be converted into one common share of the Company at exercise prices of $0.35 and $0.25, respectively.

8.	Share capital (continued):
(e)	Share purchase warrants (continued):
The stock purchase warrants and agent warrants have exercise periods of five and three years, respectively. The prepaid warrants were valued using the Company’s stock price and the stock purchase and agent warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
In February 2008, the Company issued 1,136,363 stock purchase warrants in a private placement with the Chief Executive Officer. The warrants have an exercise price of $0.22 and may be exercised over a 2 year period. The warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.
9.	Net loss per share:
Basic and diluted losses per share have been computed by dividing the net loss available to common shareholders including prepaid warrant holders for each respective period by the weighted average shares outstanding during that period. All non-prepaid warrants, options and convertible preferred shares representing 10,550,972, 19,685,719 and 33,855,875 incremental shares for the years ending June 30, 2008, 2007 and 2006, respectively, have been excluded from the computation of diluted loss per share as they are antidilutive due to the losses generated. In fiscal 2008, 2007 and 2006, net loss available for common shareholders has been increased by $603,541, $359,087 and $160,329, respectively, for accrued dividends payable to shareholders of preferred stock — Series A.
10.	Income taxes:
Substantially all of the difference between the actual tax expense (recovery) of nil and the expected federal and provincial/state statutory corporate income tax recovery relates to losses not recognized.
(a)	The significant components of the Company’s future income tax assets and liabilities at June 30, 2008 and 2007 are as follows:

	2008	2007

Future income tax assets:
Equipment and other assets	$57,498	$(46,476)
Share issue costs	377,587	130,038
Losses carried forward:
Canada	3,192,884	1,428,212
United States	—	83,603

Total future income tax assets	3,627,969	1,595,377

Valuation allowance	(3,627,969)	(1,595,377)

Future income tax assets, net of allowance	$—	$—

10.	Income taxes (continued):
(b)
Income tax expense (recovery) before valuation allowances differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates of 30.32% (2007 and 2006 — 30.50%) to loss before income taxes. The difference results from the following:

	Year ended June 30,
	2008	2007	2006

Expected income tax (recovery)	$(1,785,133)	$(1,577,463)	$(894,527)
Difference resulting from:
Amortization	(2,176)	83,552	57,232
Non-deductible meals and entertainment	11,501	6,883	5,453
Stock based compensation	287,841	215,305	64,366
True-up of net operating loss carryforward and other	291,775	—	—
Share issuance costs	(95,171)	(63,272)	(43,907)

Future income taxes (recovery)	$(1,291,363)	$(1,334,995)	$(811,383)

(c)	The Company has the following approximate unused tax deductions available as at June 30, 2008:

Cumulative eligible capital	$841
Canadian development expense	70,000
Canadian exploration expense	46,708
Canadian oil and gas property expense	79,263
Undepreciated capital costs	(7,175)
Share issue costs	1,245,341

Future income taxes (recovery)	$1,434,978

At June 30, 2008, the Company has available losses for tax purposes in Canada of approximately $10,530,620 which may be applied to reduce taxable income until 2028.

11.	Operating expenses:
The Company’s operating expenses consist of the following:

	Year ended June 30,
	2008	2007	2006
Research and development:
Compensation	$815,957	$146,395	$—
Benefits and payroll taxes	200,083	25,445	15,508
Amortization expense	344,843	87,036	62,837
Communications	21,468	—	—
Conferences and employee training	47,290	71,276	83,280
Consulting fees	476,127	512,351	108,544
Stock based compensation	395,226	189,838	11,161
Scientific advisory board	113,660	—	—
Director fees	35,869	—	—
Legal and accounting	156,560	—	—
Office and general expense	117,014	12,598	—
Insurance	14,980	—	—
Marketing	57,540	—	—
Rent	362,049	147,355	—
Research Supplies	324,624	118,120	14,476
Travel	329,969	51,214	13,163

Total research and development	3,813,259	1,361,628	308,969

Research and development — related party
Compensation	—	29,272	—
Benefits and payroll taxes	—	1,842	—
Consulting fees	—	673,658	566,527
Stock based compensation	—	62,140	17,052

Total research and development — related party	—	766,912	583,579

General and administrative
Compensation	863,122	107,966	—
Benefits and payroll taxes	190,928	78,947	39,881
Amortization expense	156,910	186,904	124,808
Communications	29,613	99,242	83,143
Conferences and employee training	142,563	—	—
Consulting fees	529,044	533,610	256,230
Stock based compensation	448,438	328,920	150,102
Director fees	255,030	70,257	—
Finance charges	4,359	7,015	5,278
Foreign currency translation	175,969	112,988	86,829
Insurance	109,045	59,641	—
Legal and accounting	846,707	716,845	357,359
Marketing and promotion	152,061	79,616	201,314
Office and general	158,931	213,402	55,994
Publications and research	3,049	4,290	1,169
Rent	256,982	466,731	5,000
Transfer, license and fees	11,174	9,108	43,356
Travel	177,359	260,077	243,499

Total general and administrative:	4,511,284	3,335,559	1,653,962

General and administrative — related party
Benefits and payroll taxes	—	197,490	204,882
Consulting fees	24,826	—	23,784
Stock based compensation	73,859	125,020	32,721

Total general and administrative — related party	98,685	322,510	261,387

Total operating expenses	$8,423,228	$5,786,609	$2,807,897

12.	Subsequent events:
On July 15, 2008, the Company’s Board of Directors approved the grant of 540,000 incentive common stock options to management at a price of $0.14 each for a term of five years. On September 30, 2008, the Company’s Board of Directors approved the grant of 280,000 incentive common stock options to scientific and research laboratory persons at a price of $0.12 each for a term of five years. The options vest over eighteen months. Concurrently, an equal number of the Company’s unissued common shares were allocated for the exercise of the options.
In November 2008 the Company announced a private placement offering for $2,368,000 of unsecured convertible debentures. As of November 30, 2008 the Company had commitments for and closed $1,691,000 under the offering from unrelated parties. The notes will mature on November 21, 2010 and accrue interest at 10% payable quarterly beginning November 21, 2009. The notes are convertible at the option of the holder into common shares of the Company at a conversion price of $0.10 per common share. The Company may opt to redeem the convertible debentures at the $0.10 conversion price if the Company’s common stock price exceeds $0.30 for thirty consecutive trading days prior to the maturity date. Subsequent to November 30, 2008, the Company received commitments to complete the offering, whereby it expects to receive cash proceeds of $901,000, satisfy accrued and future expenses of $232,751 and apply a redemption of 10,000 preferred shares — series A at $100 per share and accrued dividends on the shares of $172,695. $457,000 of the total offering is expected to be with board members and senior management of the Company. Two investment companies are expected to receive $13,580 in finder’s fees for future closings in accordance with policies of the TSX Venture Exchange.
For the period from July 1, 2008 through December 22, 2008, the Company’s Board of Directors approved the issuance of a total of 3,049,000 stock options to 24 persons with exercise prices ranging from $0.06 to $0.14, and expiry dates from July 15, 2013 through December 21, 2013.
13.	Development Stage Products:
The Company has commenced multiple projects, all of which are related to the commercialization of our DXL™ technology for improving the therapeutic potency of existing monoclonal antibody products. DXL625, DXL702, DXL1218 and current development efforts related to specific products. DXLdiagnostics is an improved antibody-based diagnostics test and our DXLmouse will facilitate in vivo recombinant production techniques of our DXL™ antibodies.
Project totals to date as of June 30, 2008:

	DXL625	DXL702

Capitalized costs	$1,310,905	$—

Contractual reimbursements of development expenses	$(1,310,905)	$—

	$—	$—

Development expenses	$1,788,486	$1,127,218

Contractual reimbursements of development expenses	$(1,788,486)	$(1,127,218)

Development expenses recognized in income	$—	$—

Revenues	$—	$—

14.	United States generally accepted accounting principles:
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are substantially the same as measurement principles applicable in the United States and practices prescribed by the United States Securities and Exchange Commission, except for the following:
(a)	Technology rights:
Under Canadian generally accepted accounting principles (“Canadian GAAP”), development costs for a project that meets accepted criteria for deferral and amortization, or expenditures relating to the acquisition of technology and other assets and patent and trademark rights which relate to in-process research and development, are deferred and amortized to expense in a rational and systematic manner. Under United States generally accepted accounting principles (“US GAAP”), development costs and acquisitions that reflect in-process research and development are charged to expense when incurred. In the Company’s case, the technology rights acquired in fiscal 2005 would be considered in-process research and development and accordingly would be charged to expense in 2005 for US GAAP purposes. In February 2008, the Company met capitalization criteria for its DXL625 drug development product and began capitalization of associated costs; the DXL625 costs capitalized during the year ended June 30, 2008 were subject to reimbursement under a development agreement (note 6(a)) and as a result no net capitalized costs were recognized on the balance sheet.
(b)	Stock-based compensation:
On July 1, 2004, the Company elected to prospectively adopt Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to SFAS 123 Accounting for Stock-Based Compensation for employee awards granted under its stock option plan, modified or settled subsequent to December 1, 2002. The standard permits the prospective recognition of stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to December 1, 2002 using a fair value based method.
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

14.	United States generally accepted accounting principles (continued):
(b)	Stock-based compensation (continued):
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
During fiscal 2007, nine options holders who were classified as non-employees for option valuation and reporting purposes under SFAS No. 123(R) met the criteria for re-classification as employees, and were reclassified on the specific dates the criteria were met between from October 1, 2006 and March 16, 2007.
The Company estimates forfeitures for unvested options as a percentage of stock-based compensation. For the years ended June 30, 2007 and 2008, the Company applied the following estimated forfeiture percentages for employees and consultants, which management considered to be a reasonable estimate based on actual forfeitures:

	2008	2007

Employees	6%	20%

Consultants	11%	20%
Cash received during the years ended June 30, 2008 and 2007 related to the exercise of stock options was $49,950 and $63,500, respectively.
(c)	Accounting for investments in debt and equity securities:
Statement of Financial Accounting Standards No. 115, Accounting for Investments in Debt and Equity Securities, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both of these types of investments are presented on a cost basis under Canadian GAAP.
Under US GAAP, investments and unrealized holding gains in shareholders’ equity at June 30, 2004 would each be increased by $1,654,005. During the year ended June 30, 2005, the investment was sold and the realized gain was included in the statement of operations and deficit for Canadian GAAP purposes.

14.	United States generally accepted accounting principles (continued):
(d)	Comprehensive income:
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
US GAAP requires summary disclosure of all shareholders’ equity transactions from inception to the latest reporting period for companies in the development stage. Share capital and additional paid-in capital transactions for InNexus and Cusil, subsequent to the June 27, 2003 transaction with InNexus, are disclosed below; However, the statement of deficit accumulated during the development stage only discloses changes during the periods since the year ended June 30, 2003. Accordingly, the detailed statement of deficit accumulated during the development stage for the period from inception on July 20, 1997 to June 30, 2008 is as follows:
Loss for the period ended:

December 31, 1997	$239,511
December 31, 1998	76,113
December 31, 1999	—
December 31, 2000	—
December 31, 2001	313,560
June 30, 2002	256,878
June 30, 2003	466,862
June 30, 2004	925,913
June 30, 2005	2,177,521
June 30, 2006	2,932,875
June 30, 2007	5,172,010
June 30, 2008	5,887,642

Deficit accumulated during the development stage at June 30, 2008	$18,448,885

14.	United States generally accepted accounting principles (continued):
(e)	Additional disclosures required for development stage companies (continued):
Share capital and additional paid-in-capital transactions for InNexus and Cusil since inception on June 27, 2003:
(i)	Common shares:
In June 2008, the Company completed a brokered private placement of 15,720,000 common share units at $0.25 and 4,000,000 prepaid warrant units at $0.25 for total gross proceeds of $4,930,000. Each common share unit consisted of one common share and one non-transferable warrant. The non-transferable warrant entitles the holder to purchase one additional common share for $0.35 for a five year period from closing. Each prepaid warrant unit consisted of one prepaid warrant and one non-transferable warrant. Each prepaid warrant has no expiry date and may be converted by the holder into one common share of the Company at no additional cost. Each prepaid warrant also entitles the holder to purchase one common share for $0.35 for a five year period from closing.
In conjunction with this placement, the Company recognized placement costs of $713,093 and issued 1,320,200 agent warrants, each of which may be converted into one common share of the Company for $0.25 for a three year period from closing. All securities are subject to a hold period which expires on October 7, 2008. The proceeds net of costs were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. Share warrants were valued using the Black-Scholes model using the following assumptions:

	Share Warrants	Agent Warrants
Dividend yield	0%	0%
Risk-free interest rate	3.46%	3.30%
Expected life (years)	2.5	1.5
Expected volatility	157%	136%
Forfeiture rate	10%	12%
In February 2008, the Company completed a non-brokered private placement of 1,136,363 units with the Chief Executive Officer (“CEO”) for proceeds of CD$250,000. Each unit is comprised of one common share and one warrant. Each warrant is convertible into one common share of the Company at an exercise price of $0.22. The warrants expire on February 6, 2010. Issuance costs of $2,750 were netted against proceeds. The proceeds were allocated to the separate equity instruments in proportion to their fair values on the date of issuance. The warrants were valued using the Black-Scholes model using the following assumptions:

Dividend yield	0%
Risk-free interest rate	3.12%
Expected life (years)	2
Expected volatility	99%
Forfeiture rate	0%

14.	United States generally accepted accounting principles (continued):
(e)	Additional disclosures required for development stage companies (continued):
(i)	Common shares (continued):
In June 2007, as part of an agreement for the sale of future revenue rights (Note 7(a)), the Company issued 1,096,890 common shares for proceeds of $1,065,670 (US$1,000,000). Proceeds are restricted for use within the Company’s normal operating activities.
In August 2006, the Company completed a non-brokered private placement of 12,078,500 units at $0.45 for gross proceeds of $5,435,325 (note 14(e)(v)). Each unit contained one prepaid warrant which is convertible into one common share of the Company at no additional cost. During fiscal 2007, 10,432,105 of the 12,078,500 issued prepaid warrants were converted into common shares.
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
In March 2005, the company completed a private placement of 510,000 common shares at $0.45 for gross proceeds of $229,500. In conjunction with this placement, the company paid finder’s fees of $18,360 and granted for issuance a non-transferable option to acquire 51,000 common shares of the company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.
In November 2004, the Company completed a private placement of 2,090,000 common shares at $0.45 for gross proceeds of $940,500. In conjunction, the Company incurred issuance costs of $9,591 and finder’s fees of $71,460. Also for issuance, the Company granted 193,000 non-transferable warrants, each convertible into one common share for $0.45 for a period of two years from the closing of the offering.
In January 2004, the Company completed a non-brokered private placement of 2,800,000 units at $0.21 for gross proceeds of $588,000. Each unit consisted of one common share of the Company and one non-transferable warrant exercisable to purchase a common share of the Company for $0.27 per share until expiry on January 14, 2006.
Concurrent with the reverse takeover business combination in June 2003, the Company completed a short-form private offering of 3,795,000 units at $0.25 for gross proceeds of $948,750. Each unit consisted of one common share of the Company and one-half of one non-transferable warrant exercisable to purchase a common share of the company for $0.30 until expiry on June 27, 2004. In conjunction, the Company issued 759,000 agent’s warrants and 50,000 common shares for corporate finance and sponsorship fees. The agent’s warrants are exercisable to purchase one common share of the company at a price of $0.25 per share until expiry on June 27, 2004.

14.	United States generally accepted accounting principles (continued):
(e)	Additional disclosures required for development stage companies (continued):
(i)	Common shares (continued):
During fiscal 2003, the Company issued 213,572 common shares in settlement of related party debts of $106,786.
During fiscal 2002, the Company issued 380,760 common shares in settlement of related party debts of $190,380.
(ii)	Exchangeable preferred shares:
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
(iii)	Series A convertible preferred shares:
In October 2005, the Company completed a private placement with institutional investors consisting of 27,500 units valued at $100 each; each unit was comprised of one Series A convertible preferred share and 400 warrants. 25,000 of the units were offered for cash proceeds of $2,500,000 and 2,500 units were issued to settle a bridge loan payable with a principal amount of $250,000. Total issuance costs of $321,444 included finders’ fees of 8% of the gross proceeds and 660,000 warrants.
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

14.	United States generally accepted accounting principles (continued):
(e)	Additional disclosures required for development stage companies (continued):
(iii)	Series A convertible preferred shares (continued):
In the event that the prevailing market price of the Company’s common share is less than $0.25, the Company will have the right until five years from issuance to redeem any outstanding Series A convertible preferred shares at a price of $100 per share, plus any accrued but unpaid dividends. After the fifth anniversary, the redemption price is $120 per share, plus any accrued but unpaid dividends.
Through the fifth anniversary after issuance, the holder, after notice of redemption, will have a “follow on" conversion right for 20 days at a price of $0.25. After the fifth anniversary, the holder will have a conversion right at the market price if the shares are issued without a four month hold period, or at the discount to market price permitted under the TSX Venture Exchange’s rules if issued with a four month hold period. Through June 30, 2007, no redemptions have occurred.
The common shares of the Company issuable upon either conversion of the Series A convertible preferred shares or exercise of the warrants were subject to a hold period expiring through February 5, 2006.
The Series A convertible preferred shares have both an equity and a debt component. The allocation from equity to debt is recorded using the effective interest method over the five year term of the holders’ conversion option. At June 30, 2007 and 2006 the allocation of the shares’ value to the debt component was $27 and $1, respectively, as reported in current liabilities,
The Company allocated the placement proceeds to the preferred shares and warrants based on the relative fair values of each instrument. The valuation of the warrants using the Black-Scholes model and the following assumptions on the date of issuance resulted in a value higher than the total proceeds:

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

14.	United States generally accepted accounting principles (continued):
(e)	Additional disclosures required for development stage companies (continued):
(iv)	Stock options:
The terms of InNexus’ stock option plan and activity are described in note 8(d).
(v)	Share purchase warrants:
In June 2008, the Company issued 4,000,000 prepaid warrants, 19,720,000 stock purchase warrants and 1,320,200 agent warrants in connection with a brokered private placement (see note 8(a)). The prepaid warrants have no expiry date and no exercise price. The stock purchase warrants and agent warrants may each be converted into one common share of the Company at exercise prices of $0.35 and $0.25, respectively.
The stock purchase warrants and agent warrants have exercise periods of five and three years, respectively. The prepaid warrants were valued using the Company’s stock price and the stock purchase and agent warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
In February 2008, the Company issued 1,136,363 stock purchase warrants in a private placement with the Chief Executive Officer. The warrants have an exercise price of $0.22 and may be exercised over a 2 year period. The warrants were valued using the Black-Scholes model using the assumptions in note 8(a).
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

Dividend yield	0%
Risk-free interest rate	4.17%
Expected life (years)	2
Expected volatility	76%
Prepaid warrants are included in the Company’s loss per share calculation because of their equivalency to common shares.

14.	United States generally accepted accounting principles (continued):
(f)	Recent United States accounting standards:
The Company is currently evaluating the impact of the following new standards on its consolidated financial statements:
In May 2008, The FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” to identify literature established by the FASB as the source for accounting principles to be applied by entities which prepare financial statements presented in conformity with United States GAAP. This statement is effective sixty days following approval by the SEC of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” This statement is not expected to have any effect on the Company’s financial reporting.
In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” to amend SFAS 141 and provide revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard is effective for the Company for interim and annual financial statements beginning July 1, 2008. SFAS No. 141R is not expected to have any effect on the Company’s financial reporting.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. This standard is effective for the Company for interim and annual financial statements beginning July 1, 2008. The Company is currently evaluating the impact of the following new standards on its consolidated financial statements.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in generally accepted accounting principles, and expand disclosures about fair value measurements. Having a single definition of fair value, together with a framework for measuring fair value, is designed to result in increased consistency and comparability in fair value measurements. This standard is effective for the Company for interim and annual financial statements beginning July 1, 2008.

14.	United States generally accepted accounting principles (continued):
(g)	Accounting for the issue of Series A Convertible Preferred Shares:
Under Canadian GAAP, the Series A convertible preferred shares have both equity and note payable components. Under US GAAP SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” the securities would have met criteria requiring reporting as strictly equity instruments.
Under US GAAP the cash received on the issuance of the preferred shares would be allocated based on relative fair values of the warrants ($1,123,977) and Series A convertible preferred shares ($1,626,023). The fair value of the warrants was estimated using the Black-Scholes model under the same set of assumptions used for Canadian GAAP purposes (note 8(e)); the fair value of the Series A convertible preferred shares was determined using the market price of the Company’s common stock on the date of issuance. The convertible shares contain a beneficial conversion feature which, when valued, is greater than the allocated value of the shares. Accordingly, the intrinsic value of the beneficial conversion feature ($1,626,022) has been separately disclosed from the series A convertible preferred shares and the shares have been given a $1 nominal value. Since the shares have no debt component under US GAAP, dividends would not be included in net loss unless declared by the Board of Directors. No such declaration has occurred.
In accordance with SEC staff Accounting Bulletin Topic 5Q “Increasing Rate Preferred Shares", the discounts on increasing rate preferred shares should be amortized over the period preceding commencement of the perpetual dividends by charging the imputed interest against the deficit and increasing the carrying amounts of preferred shares by an equal amount. Under US GAAP, the Company would have recorded an additional $172,998 in accumulated deficit and preferred shares — series A at June 30, 2008.

14.	United States generally accepted accounting principles (continued):
(g)	Accounting for the issue of Series A Convertible Preferred Shares (continued):
Convertible Bridge Loan:
The convertible bridge loan, under US GAAP, was recorded at its face value of $250,000: in addition, it had a beneficial conversion feature whose value was $25,000 using the intrinsic value method.

	Number
	of units	Amount

Additional paid in capital:		$1,626,023
Conversion option, Series A convertible preferred shares		1,123,977
Warrants, Series A convertible preferred shares Issuance cost		(321,444)

Additional paid in capital — Series A convertible preferred shares and warrants	27,500	2,428,556
Add: beneficial conversion feature	—	25,000

Total additional paid in capital — Series A convertible preferred shares and warrants	27,500	$2,453,556

(h)	Reconciliation of statement of operations and balance sheet:
A reconciliation of the loss for the years ended June 30, 2008, 2007 and 2006 under Canadian GAAP, to the loss for the year in accordance with US GAAP and to net income (loss) for the year using US GAAP, is as follows:

	2008	2007	2006

Loss for the year under Canadian GAAP	$(5,887,642)	$(5,172,010)	$(2,932,875)

Adjustment to reconcile to US GAAP:			—
Technology rights	62,496	62,496	62,496
Capitalized Development Costs	—	—	—
Interest on Bridge Loan	—	—	(13,992)
Interest on Series A Convertible Preferred Shares	244,454	198,758	160,329
Stock-based compensation	—	66,869	—

Net loss for the year under US GAAP	$(5,580,692)	$(4,843,887)	$(2,724,042)

Dividends on preferred shares — series A	(244,454)	(198,758)	(160,329)

Basic and diluted loss per share under US GAAP	$(0.11)	$(0.12)	$(0.12)

Weighted average number of common shares outstanding	55,258,560	43,942,846	25,014,609

14.	United States generally accepted accounting principles (continued):
(h)	Reconciliation of statement of operations and balance sheet (continued):
A reconciliation of assets, liabilities and shareholders equity as at June 30, 2008, 2007 and 2006 under Canadian GAAP, liabilities and shareholders equity under US GAAP is as follows:

	2008	2007	2006

Assets under Canadian GAAP	$6,206,501	$7,489,030	$1,365,446
Adjustment to reconcile to US GAAP:
Technology rights	(78,119)	(140,617)	(203,114)
Capitalized Development Costs	—	—	—

Assets under US GAAP	$6,128,382	$7,348,413	$1,162,332

Liabilities under Canadian GAAP	1,539,536	2,408,333	236,323
Adjustments to debt portion — Series A convertible preferred shares	(424)	(27)	(1)

Liabilities under US GAAP	$1,539,112	$2,408,306	$236,322

Shareholders’ equity as at June 30, 2008, 2007 and 2006 under US GAAP would be as follows:

	2008	2007	2006

Shareholders’ equity:
Common stock	$14,458,778	$11,973,466	$4,827,936
Preferred shares — exchangeable	60,286	186,748	468,276
Preferred shares — Series A	1	1	1
Additional paid-in capital	8,530,340	5,414,883	3,236,136
Deficit	(18,460,135)	(12,634,991)	(7,606,339)

Total shareholders’ equity	$4,589,270	$4,940,107	$926,010

There are no impacts of measurement differences to US GAAP on the operating, investing or financing cash flows on the consolidated statement of cash flows for the years ended June 30, 2008, 2007 and 2006.

ITEM 18. FINANCIAL STATEMENTS.
Not applicable as our consolidated financial statements have been prepared in accordance with Item 17.
ITEM 19. EXHIBITS.
The following exhibits are filed as part of this Annual Report:
(a)	Financial Statements and Reports referred to in Item 17

(b)	Exhibits

1.1	(1)	Notice of Articles of InNexus Biotechnology Inc.;

1.2	(1)	Articles of InNexus Biotechnology Inc.;

2.1	(1)	Specimen Certificate of Common Shares of InNexus Biotechnology Inc.;

2.2		Specimen 10% Convertible Unsecured Debenture and conditions, issued November 21, 2008;

4.1		Revised Stock Option Plan approved as amended by shareholders March 17, 2008;

4.2	(2)	Collaboration Agreement between us and Affimed Therapeutics AG dated April 2006;

4.3	(2)	Collaboration Agreement between us and BioInvent International AB dated September 2006;

4.4	(2)	Sublease agreement between us and Systems Medicine LLC dated November 14, 2007 for a portion of our laboratory space at the Mayo Clinic in Scottsdale, Arizona;

4.5	(2)
Settlement agreement, as amended, with KAHG, LLC dated March 13, 2007 for the payment of the financial claim advanced by the landlord for the additional costs incurred by the landlord for tenant improvement to our leased premises;

4.6		Employment agreement between us and Jeff Morhet dated March 17, 2008 for the employment of Jeff Morhet as our President and Chief Executive Officer;

4.7		Employment agreement between us and Wade Brooksby dated March 17, 2008 for the employment of Wade Brooksby as our Vice-President and Chief Financial Officer;

4.8	(2)
Purchase agreement between InNexus Bioscience (Barbados) Inc. and RP Dynamic Cross Linking L.P. (“Royalty Pharma”) whereby our subsidiary sold the right to received royalties based upon future sales of products and enforcement of intellectual property rights;

4.9	(2)
Exclusive license agreement between InNexus Bioscience (Barbados) Inc. and InNexus Biotechnology International Limited whereby certain limited rights to our licensed patent and know-how was transferred from one subsidiary to another in anticipation of the Royalty Pharma purchase transaction (the “RP Technology License”);

4.10	(2)	Royalty agreement between InNexus Bioscience (Barbados) Inc. and Royalty Pharma. whereby the calculation and payment of royalties under the Purchase Agreement was defined;

4.11	(2)
Parent agreement between us and Royalty Pharma dated April 26, 2007 whereby we provide the assurances and guarantees in consideration of Royalty Pharma’s entering into the Purchase Agreement with our subsidiary;

4.12	(2)
Pledge Agreement between us and Royalty Pharma whereby we pledged the shares of our subsidiary InNexus Bioscience (Barbados) Inc. as security for performance of the obligations of us and our subsidiaries to Royalty Pharma;

4.13	(2)	Security Agreement whereby we created a security interest in favor of Royalty Pharma with respect to any of the technology covered by the RP Technology License;

4.14	(2)	Debenture granted by InNexus Bioscience (Barbados) Inc. in favor of Royalty Pharma charging all of its assets as security for its performance of its obligations to Royalty Pharma;

4.15	(2)
Debenture granted by InNexus Biotechnology International Limited in favor of Royalty Pharma charging all of the technology covered by the RP Technology License as security for its performance of its obligations to Royalty Pharma

4.16	(2)	Letter agreement with Dr. Thomas Kindt dated April 17, 2007 appointing him to be our Chief Scientific Officer;

8.1		List of Subsidiaries;

12.1		Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended;

12.2		Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended; and

13.1		Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	These exhibits were previously filed with the Company’s Registration Statement on Form 20-F (File No. 0-50656).

(2)	These exhibits were previously filed with the Company’s Annual Report on Form 20-F (File No. 0-50656).
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

InNexus Biotechnology Inc.

Date: December 31, 2008

“Jeff Morhet” Jeff Morhet Chairman, President, Chief Executive Officer

“Wade Brooksby” Wade Brooksby Chief Financial Officer